SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MEADOWBROOK INSURANCE GROUP, INC.
(Exact Name of Registrant as Specified in Charter)

0000949156
(Registrant CIK Number)

December 31, 2007 Form 10-K
(Electronic Report, schedule, or registration statement of which the documents are a part)

1-14094
(SEC file number)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Southfield, State of Michigan.

Dated: March 24, 2008

MEADOWBROOK INSURANCE GROUP, INC.
(Registrant)

By: Karen M Spaun

Karen M. Spaun, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document Description
28.1	Star Insurance Company's 2007 Schedule P.
28.2	Savers Property & Casualty Insurance Company's 2007 Schedule P.
28.3	Williamsburg National Insurance Company's 2007 Schedule P.
28.4	Ameritrust Insurance Corporation's 2007 Schedule P.

Exhibit 28.1 Star Insurance Company's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	669	123	163	398	38		34	349	XXX
2. 1998	104,473	47,884	56,589	64,239	35,363	15,864	9,063	4,650	346	312	39,982	XXX
3. 1999	121,804	57,050	64,754	89,023	50,539	18,625	8,915	6,373	588	571	53,980	XXX
4. 2000	155,124	79,942	75,181	115,183	70,230	21,425	11,155	8,253	1,264	1,073	62,212	XXX
5. 2001	166,511	79,062	87,449	101,153	53,339	18,054	7,402	7,273	1,637	1,875	64,101	XXX
6. 2002	118,422	38,430	79,992	65,706	27,614	11,963	4,291	4,812	336	2,940	50,241	XXX
7. 2003	120,165	35,373	84,792	53,338	14,708	9,636	1,515	5,110	306	618	51,555	XXX
8. 2004	163,494	42,097	121,397	62,123	19,693	10,332	1,208	6,174	158	474	57,570	XXX
9. 2005	184,246	42,769	141,477	56,363	13,258	7,129	601	6,279	65	457	55,847	XXX
10. 2006	185,244	40,960	144,284	40,873	9,042	4,756	224	6,305	6	334	42,663	XXX
11. 2007	190,798	38,999	151,800	20,846	3,669	2,687	41	4,717	1	217	24,539	XXX
12. Totals	XXX	XXX	XXX	669,517	297,577	120,633	44,812	59,986	4,707	8,905	503,039	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	3,234	1,982	1,728	863	247	97	433	232	120	12	109	2,577	XXX
2. 1998	3,479	2,558	1,835	1,461	245	182	509	422	153	36	41	1,562	XXX
3. 1999	4,025	3,210	2,832	2,509	362	508	801	690	270	55	57	1,318	XXX
4. 2000	7,013	5,899	3,653	3,217	348	263	742	612	394	5	70	2,154	XXX
5. 2001	7,825	6,390	4,172	3,541	567	383	924	694	415	3	90	2,892	XXX
6. 2002	3,766	2,220	5,180	3,596	369	165	1,328	950	279	(6)	53	3,996	XXX
7. 2003	5,676	1,488	6,514	3,061	508	87	1,498	640	395	1	94	9,316	XXX
8. 2004	12,385	5,432	12,241	5,651	932	190	3,386	1,559	552	0	234	16,663	XXX
9. 2005	19,344	5,619	19,293	6,449	1,560	213	5,132	1,838	922	0	357	32,131	XXX
10. 2006	21,344	4,782	31,612	9,339	1,578	191	8,791	2,726	1,633		479	47,921	XXX
11. 2007	21,339	2,945	52,754	13,446	1,782	145	14,140	3,924	2,756		725	72,310	XXX
12. Totals	109,429	42,524	141,813	53,132	8,500	2,424	37,683	14,288	7,890	106	2,309	192,840	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2,118	459
2. 1998	90,974	49,431	41,543	87.1	103.2	73.4			56.60	1,295	266
3. 1999	122,311	67,013	55,298	100.4	117.5	85.4			56.60	1,138	180
4. 2000	157,011	92,644	64,367	101.2	115.9	85.6			56.60	1,550	604
5. 2001	140,383	73,389	66,994	84.3	92.8	76.6			56.60	2,066	826
6. 2002	93,404	39,166	54,237	78.9	101.9	67.8			56.60	3,130	867
7. 2003	82,675	21,804	60,871	68.8	61.6	71.8			56.60	7,642	1,674
8. 2004	108,125	33,893	74,233	66.1	80.5	61.1			56.60	13,543	3,120
9. 2005	116,021	28,043	87,978	63.0	65.6	62.2			56.60	26,569	5,562
10. 2006	116,893	26,309	90,584	63.1	64.2	62.8			56.60	38,835	9,085
11. 2007	121,020	24,171	96,849	63.4	62.0	63.8			56.60	57,702	14,609
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	155,587	37,254

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	22,828	33,136	32,671	32,636	33,058	34,374	35,119	35,347	35,798	35,742	(55)	395
2. 1998	30,263	34,010	38,845	35,357	36,040	36,037	36,570	37,030	37,343	37,122	(221)	93
3. 1999	XXX	38,954	44,053	45,412	48,687	49,805	49,168	49,141	49,233	49,297	65	156
4. 2000	XXX	XXX	52,116	58,476	55,337	54,538	54,154	56,383	57,244	56,988	(256)	606
5. 2001	XXX	XXX	XXX	57,722	60,254	61,790	62,811	61,653	61,123	60,946	(177)	(707)
6. 2002	XXX	XXX	XXX	XXX	49,796	48,682	49,087	49,851	49,476	49,476	(1)	(375)
7. 2003	XXX	XXX	XXX	XXX	XXX	52,740	53,445	55,696	56,252	55,672	(579)	(24)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	72,740	70,015	66,509	67,665	1,156	(2,350)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82,455	83,114	80,842	(2,272)	(1,613)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	84,017	82,651	(1,366)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89,377	XXX	XXX
										12. Totals	(3,706)	(3,819)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000	10,122	21,258	25,240	26,871	29,270	30,455	31,981	32,963	33,273	XXX	XXX
2. 1998	7,880	17,608	25,268	29,241	32,008	33,656	34,333	35,270	35,682	35,678	XXX	XXX
3. 1999	XXX	9,168	22,300	32,190	40,558	45,011	46,478	47,641	47,971	48,194	XXX	XXX
4. 2000	XXX	XXX	13,011	30,017	39,411	46,673	50,301	52,378	54,308	55,223	XXX	XXX
5. 2001	XXX	XXX	XXX	14,744	33,121	45,504	52,199	55,889	57,875	58,466	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	13,352	26,751	36,070	41,764	44,461	45,764	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	13,507	27,717	37,119	43,201	46,751	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,345	32,842	43,275	51,554	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,364	37,977	49,633	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,550	36,363	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,823	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	7,673	6,630	4,231	2,477	1 805	1,873	1,665	1,315	1,256	1,067
2. 1998	14,317	7,639	8,060	1,981	1 476	762	678	503	432	461
3. 1999	XXX	19,376	10,702	4,794	2 435	1,971	1,182	546	399	434
4. 2000	XXX	XXX	25,786	12,737	4 848	1,206	333	1,135	967	567
5. 2001	XXX	XXX	XXX	25,961	11 264	5,542	4,606	1,625	1,076	861
6. 2002	XXX	XXX	XXX	XXX	23 590	9,670	5,234	3,337	2,150	1,962
7. 2003	XXX	XXX	XXX	XXX	XXX	25,059	13,023	8,454	6,151	4,311
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	38,823	20,690	11,600	8,416
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42,123	24,620	16,137
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44,090	28,339
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49,523

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	7,158	4,234	2,924	9,418	7,675	1,927	1,860	491	108	5	2,193	2,230
3. 1999	12,943	8,106	4,837	13,346	9,685	2,275	1,660	775	256	10	4,796	3,004
4. 2000	24,128	18,624	5,504	26,123	19,763	4,142	3,342	1,208	438	30	7,931	4,749
5. 2001	22,963	7,379	15,584	20,510	8,587	3,086	1,357	871	270	657	14,252	2,599
6. 2002	11,737	1,805	9,932	7,929	1,949	811	265	543	323	110	6,746	627
7. 2003	9,503	2,179	7,324	3,981	766	1,092	299	528	14	2	4,522	534
8. 2004	21,623	5,053	16,571	10,161	2,918	1,607	266	666	6	6	9,243	1,082
9. 2005	32,037	6,355	25,682	11,467	2,296	1,076	174	753		6	10,826	1,395
10. 2006	32,910	4,982	27,927	5,497	294	341	11	894	1	15	6,425	1,421
11. 2007	34,942	4,679	30,263	2,979	1	107		735	1	6	3,819	1,349
12. Totals	XXX	XXX	XXX	111,411	53,934	16,464	9,234	7,463	1,416	847	70,754	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998	14	14	(0)	(0)	2	2	(0)	(0)	1	1		0	2
3. 1999	6	6	0	0	3	3	0	0	0	0		1	2
4. 2000	137	111	0	0	27	18	0	0	5	2	1	38	4
5. 2001	618	374	275	233	46	21	55	47	4		7	322	6
6. 2002	83	1	203	50	7		41	10	6		2	279	7
7. 2003	631	355	145	116	63	8	29	23	28		6	395	5
8. 2004	574	104	786	578	73	1	157	115	7		11	797	10
9. 2005	4,845	1,761	2,338	1,240	359	69	466	247	61		58	4,752	52
10. 2006	6,474	1,704	6,130	2,199	236	41	1,223	439	349		101	10,029	82
11. 2007	6,651	1,390	11,181	2,409	292	45	2,230	481	593		143	16,623	467
12. Totals	20,033	5,819	21,059	6,826	1,109	208	4,201	1,361	1,054	3	329	33,237	636

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	11,852	9,659	2,193	165.6	228.1	75.0			56.60	0	0
3. 1999	16,406	11,610	4,796	126.8	143.2	99.2			56.60	1	0
4. 2000	31,643	23,674	7,969	131.1	127.1	144.8			56.60	26	12
5. 2001	25,463	10,889	14,574	110.9	147.6	93.5			56.60	285	37
6. 2002	9,623	2,598	7,025	82.0	143.9	70.7			56.60	235	44
7. 2003	6,497	1,580	4,917	68.4	72.5	67.1			56.60	305	89
8. 2004	14,031	3,990	10,041	64.9	79.0	60.6			56.60	678	120
9. 2005	21,365	5,786	15,579	66.7	91.1	60.7			56.60	4,182	570
10. 2006	21,144	4,689	16,455	64.2	94.1	58.9			56.60	8,702	1,328
11. 2007	24,769	4,326	20,443	70.9	92.5	67.5			56.60	14,033	2,590
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	28,447	4,790

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	551	402	22	38	5			138	XXX
2. 1998	49,054	17,684	31,370	26,681	9,545	3,679	1,094	2,642	121	60	22,242	6,480
3. 1999	53,156	19,917	33,239	35,642	15,262	4,988	2,201	3,238	206	106	26,200	6,834
4. 2000	68,930	27,761	41,170	54,498	32,087	6,788	3,433	4,543	544	301	29,765	8,670
5. 2001	79,278	44,099	35,179	43,065	27,290	5,212	2,914	3,901	1,058	499	20,917	9,752
6. 2002	61,240	17,386	43,854	30,722	9,964	4,320	776	2,520	(233)	312	27,055	4,913
7. 2003	69,692	19,259	50,433	32,468	8,018	4,988	553	2,866	2	285	31,749	4,583
8. 2004	81,172	15,944	65,229	27,557	3,827	4,984	302	3,333		140	31,745	4,599
9. 2005	78,040	10,446	67,594	23,381	2,130	3,738	115	2,818		71	27,691	3,967
10. 2006	69,579	8,403	61,176	16,546	1,450	3,084	83	3,039		36	21,138	3,811
11. 2007	65,846	7,969	57,877	7,100	789	2,182	25	2,209		1	10,677	3,219
12. Totals	XXX	XXX	XXX	298,213	110,763	43,934	11,533	31,114	1,699	1,810	249,316	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	3,102	1,907	1,236	546	80	50	221	98	91		27	2,131	18
2. 1998	3,054	2,253	1,115	802	113	65	199	143	106		27	1,324	17
3. 1999	3,350	2,698	1,671	1,510	172	164	299	270	193		32	1,043	32
4. 2000	6,561	5,741	3,303	3,071	243	235	588	549	362		64	1,461	58
5. 2001	6,289	5,572	3,144	2,939	268	267	562	526	354		61	1,313	73
6. 2002	3,292	2,081	3,016	1,888	188	101	539	338	221		41	2,848	43
7. 2003	3,929	800	5,047	2,336	224	44	903	418	269		58	6,773	57
8. 2004	6,114	3,231	6,595	2,873	354	120	1,179	514	288		82	7,794	95
9. 2005	8,514	2,312	9,305	2,241	588	93	1,664	401	485		115	15,511	151
10. 2006	8,729	764	13,133	2,782	788	72	2,349	498	710		142	21,593	285
11. 2007	11,769	1,374	19,965	3,231	998	85	3,570	578	1,251		205	32,286	1,291
12. Totals	64,704	28,732	67,531	24,218	4,015	1,296	12,074	4,331	4,330	0	855	94,077	2,119

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1,886	245
2. 1998	37,589	14,023	23,566	76.6	79.3	75.1			56.60	1,115	210
3. 1999	49,553	22,310	27,243	93.2	112.0	82.0			56.60	813	230
4. 2000	76,885	45,659	31,226	111.5	164.5	75.8			56.60	1,052	409
5. 2001	62,796	40,566	22,230	79.2	92.0	63.2			56.60	923	391
6. 2002	44,819	14,916	29,903	73.2	85.8	68.2			56.60	2,338	509
7. 2003	50,692	12,170	38,522	72.7	63.2	76.4			56.60	5,840	933
8. 2004	50,404	10,866	39,538	62.1	68.2	60.6			56.60	6,605	1,188
9. 2005	50,494	7,292	43,202	64.7	69.8	63.9			56.60	13,267	2,243
10. 2006	48,379	5,648	42,731	69.5	67.2	69.8			56.60	18,316	3,277
11. 2007	49,045	6,082	42,963	74.5	76.3	74.2			56.60	27,129	5,157
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	79,285	14,792

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	47	(197)	145	225	32		1	196	XXX
2. 1998	15,495	9,328	6,167	11,834	7,728	3,963	3,042	737	104	78	5,661	2,052
3. 1999	19,657	10,830	8,827	20,206	13,333	4,860	2,992	1,147	119	276	9,769	2,815
4. 2000	22,654	12,146	10,507	16,428	9,231	3,691	2,093	1,208	211	491	9,792	3,073
5. 2001	24,200	8,916	15,284	19,442	8,269	3,471	650	1,187	119	289	15,061	2,639
6. 2002	19,624	6,345	13,279	12,153	5,256	1,989	432	943	80	175	9,316	1,540
7. 2003	21,355	6,597	14,758	8,483	1,173	1,765	188	866	68	209	9,684	1,216
8. 2004	36,707	11,965	24,742	15,658	7,469	2,190	370	1,305	16	133	11,297	1,410
9. 2005	45,003	13,970	31,033	13,239	4,889	1,353	203	1,442	(1)	89	10,944	1,286
10. 2006	51,694	15,958	35,736	11,810	4,273	902	101	1,335	(1)	84	9,674	1,212
11. 2007	54,275	14,062	40,214	4,572	490	241	11	918		54	5,230	859
12. Totals	XXX	XXX	XXX	133,869	61,914	24,569	10,305	11,120	716	1,879	96,624	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	80	56	336	218	112	27	145	94	21	12	6	285	27
2. 1998	119	115	620	606	119	116	268	262	35	35	11	28	17
3. 1999	225	211	1,090	968	176	162	471	418	60	53	19	211	36
4. 2000	112	6	140	55	57	10	60	24	11	2	4	285	8
5. 2001	786	360	481	195	198	68	189	69	43		19	1,005	15
6. 2002	177	18	312	114	58	5	128	46	21		7	511	8
7. 2003	859	246	809	209	170	21	340	85	61		25	1,678	32
8. 2004	4,392	1,641	3,740	1,603	409	35	1,563	682	184		121	6,327	129
9. 2005	5,028	1,000	5,680	1,818	455	44	2,100	677	282		158	10,007	190
10. 2006	4,212	1,169	8,372	2,790	340	51	3,431	1,132	356		186	11,570	211
11. 2007	1,610	52	13,569	4,183	281	1	5,038	1,456	526		225	15,334	286
12. Totals	17,600	4,873	35,150	12,760	2,375	539	13,734	4,944	1,601	102	782	47,242	958

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	142	143
2. 1998	17,696	12,006	5,689	114.2	128.7	92.3			56.60	18	10
3. 1999	28,236	18,256	9,980	143.6	168.6	113.1			56.60	136	74
4. 2000	21,707	11,629	10,078	95.8	95.7	95.9			56.60	192	93
5. 2001	25,796	9,731	16,065	106.6	109.1	105.1			56.60	712	293
6. 2002	15,779	5,952	9,827	80.4	93.8	74.0			56.60	356	155
7. 2003	13,353	1,990	11,362	62.5	30.2	77.0			56.60	1,213	466
8. 2004	29,440	11,816	17,625	80.2	98.7	71.2			56.60	4,887	1,440
9. 2005	29,580	8,630	20,951	65.7	61.8	67.5			56.60	7,890	2,117
10. 2006	30,758	9,514	21,244	59.5	59.6	59.4			56.60	8,626	2,944
11. 2007	26,756	6,193	20,564	49.3	44.0	51.1			56.60	10,945	4,389
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	35,118	12,124

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX			7		1			8	XXX
2. 1998	367	186	181	24	11	58	48	6			29	19
3. 1999	478	230	248	230	33	55	9	20			263	15
4. 2000	580	194	387	336	224	174	82	19			223	18
5. 2001	670	171	498	51	74	73	34	12			29	15
6. 2002	648	89	559	164	23	162	33	20			291	11
7. 2003	859	72	786	230	215	48	7	18			74	16
8. 2004	971	70	901	68	8	81	25	16			131	10
9. 2005	1,122	63	1,058	93	47	19	7	13			71	4
10. 2006	1,072	5	1,067					2			2	2
11. 2007	853		853								0	
12. Totals	XXX	XXX	XXX	1,197	636	679	246	127	0	0	1,121	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior			22				13		1			36	
2. 1998			1				1		0			2	
3. 1999	6		4		6		2		1			18	1
4. 2000	113		24		2		14		5			158	1
5. 2001			23				13		1			37	
6. 2002			38				22		2			63	
7. 2003			59	4	3	1	34	3	4			91	1
8. 2004	30	12	152	15	15	7	86	14	12			247	1
9. 2005	174		229	32	32		130	18	23			538	3
10. 2006			328		3		187		27			546	1
11. 2007			307				175		30			511	
12. Totals	323	12	1,188	52	61	8	677	35	107	0	0	2,247	7

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	22	14
2. 1998	91	59	31	24.7	31.9	17.3			56.60	1	1
3. 1999	324	42	282	67.8	18.4	113.6			56.60	10	9
4. 2000	687	306	381	118.3	157.9	98.5			56.60	137	21
5. 2001	174	108	66	25.9	62.7	13.3			56.60	23	14
6. 2002	410	56	354	63.2	63.0	63.3			56.60	38	24
7. 2003	395	231	164	46.0	319.1	20.9			56.60	55	36
8. 2004	460	81	378	47.3	116.0	42.0			56.60	154	92
9. 2005	714	105	609	63.7	166.1	57.6			56.60	370	167
10. 2006	547	0	547	51.1	0.0	51.3			56.60	328	217
11. 2007	511	0	511	60.0	0.0	60.0			56.60	307	205
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,447	801

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	1,477	762	715	797	409	370	145	53			667	48
3. 1999	1,701	820	881	1,007	408	635	282	75			1,027	62
4. 2000	2,050	646	1,404	1,669	905	726	192	92			1,390	59
5. 2001	2,802	613	2,189	1,969	946	994	272	120			1,864	63
6. 2002	3,507	694	2,813	1,229	143	1,107	105	131			2,219	79
7. 2003	4,334	827	3,508	2,501	908	1,335	196	209			2,940	89
8. 2004	4,989	986	4,003	667	37	771	86	179			1,494	72
9. 2005	5,733	623	5,110	661	41	440	65	182			1,177	41
10. 2006	5,366	491	4,875	272	42	167	20	183			559	38
11. 2007	5,136	595	4,542	6	(6)	11		76			98	20
12. Totals	XXX	XXX	XXX	10,778	3,833	6,557	1,365	1,301	0	0	13,437	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Losses Unpaid: Case Basis: 14 Ceded	Losses Unpaid: Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid: Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid: Case Basis: 18 Ceded	Defense and Cost Containment Unpaid: Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid: Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			1	0			1	0	0			2	1
7. 2003	85		34	18	16		19	10	5			130	2
8. 2004			18	4	0		10	2	1			23	1
9. 2005	79	14	328	118	44	3	187	72	22			454	3
10. 2006	498	64	971	112	112	13	553	84	80			1,941	8
11. 2007	231		1,582	241	95		902	138	105			2,535	15
12. Totals	893	78	2,933	495	267	16	1,672	306	214	0	0	5,085	31

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	1,221	554	667	82.7	72.7	93.3			56.60	0	0
3. 1999	1,717	690	1,027	101.0	84.1	116.6			56.60	0	0
4. 2000	2,487	1,097	1,390	121.3	169.9	99.0			56.60	0	0
5. 2001	3,082	1,218	1,864	110.0	198.7	85.2			56.60	0	0
6. 2002	2,470	249	2,221	70.4	35.9	78.9			56.60	1	1
7. 2003	4,204	1,133	3,071	97.0	137.1	87.5			56.60	100	30
8. 2004	1,647	130	1,517	33.0	13.1	37.9			56.60	14	9
9. 2005	1,945	314	1,631	33.9	50.4	31.9			56.60	275	178
10. 2006	2,835	335	2,500	52.8	68.4	51.3			56.60	1,293	649
11. 2007	3,006	373	2,633	58.5	62.7	58.0			56.60	1,571	964
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3,254	1,831

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	40	(1)	(7)		1			35	XXX
2. 1998	6,607	744	5,863	2,464	625	1,393	262	252			3,223	340
3. 1999	8,407	3,070	5,337	5,258	2,384	2,715	397	471		22	5,663	464
4. 2000	9,194	4,354	4,840	3,881	875	2,233	378	340			5,202	390
5. 2001	8,268	3,038	5,230	3,837	2,423	1,427	418	344		207	2,767	306
6. 2002	4,732	2,674	2,058	404	84	255	65	160			670	143
7. 2003	4,569	2,446	2,123	628	302	119	62	139	(39)		561	97
8. 2004	5,756	2,894	2,862	3,311	2,960	216	34	213	39	2	706	245
9. 2005	6,852	4,150	2,702	1,022	773	38	13	255		1	589	114
10. 2006	7,361	3,522	3,839	216	61	45	8	188			380	121
11. 2007	11,390	4,615	6,775	63	13	12	4	139			197	160
12. Totals	XXX	XXX	XXX	21,123	10,498	8,506	1,640	2,502	0	232	19,993	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	28		78	56	26		34	24	4		1	90	2
2. 1998	255	154	71	28	7		30	8	10		3	182	1
3. 1999	410	269	63	27	4	178	27	1	15		5	45	1
4. 2000	20	3	145	69	16	1	63	30	7		2	146	3
5. 2001	17		173	127	43	18	75	35	7		2	134	2
6. 2002	23	5	195	157	12	3	84	55	5		2	100	2
7. 2003	61	5	365	338	19	4	158	89	24		5	190	2
8. 2004	1,024	209	785	504	54	14	339	218	49		20	1,305	14
9. 2005	654	509	1,127	936	35	4	487	404	35		20	485	18
10. 2006	1,360	1,070	1,818	1,209	47	6	785	522	79		36	1,283	20
11. 2007	303	108	3,979	2,515	35	12	1,719	1,086	154		48	2,469	53
12. Totals	4,155	2,331	8,800	5,966	297	240	3,800	2,473	387	0	144	6,430	118

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage: 30 Ceded	Loss and Loss Expense Percentage: 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	51	39
2. 1998	4,482	1,077	3,405	67.8	144.7	58.1			56.60	143	39
3. 1999	8,964	3,255	5,709	106.6	106.0	107.0			56.60	178	(133)
4. 2000	6,704	1,356	5,348	72.9	31.1	110.5			56.60	93	53
5. 2001	5,922	3,021	2,901	71.6	99.4	55.5			56.60	63	71
6. 2002	1,138	368	770	24.0	13.8	37.4			56.60	56	44
7. 2003	1,512	761	751	33.1	31.1	35.4			56.60	83	107
8. 2004	5,989	3,978	2,011	104.1	137.5	70.3			56.60	1,095	210
9. 2005	3,714	2,639	1,074	54.2	63.6	39.8			56.60	336	149
10. 2006	4,538	2,875	1,662	61.6	81.6	43.3			56.60	899	383
11. 2007	6,404	3,738	2,666	56.2	81.0	39.3			56.60	1,660	809
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	4,658	1,772

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX		(122)	3	122				3	XXX
2. 1998	7,173	1,094	6,079	3,330	1,037	2,003	416	249	13		4,115	214
3. 1999	8,178	1,292	6,887	2,229	595	1,828	362	246	3		3,341	264
4. 2000	8,800	2,040	6,759	3,035	1,423	2,291	624	423	71	6	3,630	293
5. 2001	9,477	2,826	6,651	4,201	1,777	2,846	1,061	546	187		4,568	323
6. 2002	4,506	1,597	2,909	1,653	959	1,120	625	370	165	57	1,393	213
7. 2003	396	24	372	16	16	47	22	317	261		80	31
8. 2004	1,641	878	763	80		275		232	97		490	94
9. 2005	2,215	348	1,867	165		189		261	66		550	142
10. 2006	2,390	324	2,066	246		92		112	6		444	113
11. 2007	2,653	615	2,038	114	14	19		102			221	123
12. Totals	XXX	XXX	XXX	15,069	5,700	10,712	3,233	2,857	870	62	18,835	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	14	10			29	19			1			16	1
2. 1998	14		5	2	5		2	1	1			24	1
3. 1999												0	
4. 2000	28		34	15	4		15	6	3			62	1
5. 2001	40	8	44	16	13	9	19	7	4	1	1	78	3
6. 2002	75		59	31	48		26	13	7		1	171	3
7. 2003												0	
8. 2004	(7)		67	13	9		29	6	3			83	1
9. 2005	2		141	29	2		61	13	7		1	171	3
10. 2006	4		259	30	23		112	13	14		1	369	7
11. 2007	76	15	423	143	48		183	62	26		3	536	29
12. Totals	246	33	1,032	279	180	28	446	120	67	1	6	1,509	49

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	5	11
2. 1998	5,608	1,469	4,139	78.2	134.3	68.1			56.60	17	7
3. 1999	4,302	961	3,341	52.6	74.4	48.5			56.60	0	0
4. 2000	5,833	2,140	3,693	66.3	104.9	54.6			56.60	47	15
5. 2001	7,713	3,067	4,646	81.4	108.5	69.9			56.60	59	19
6. 2002	3,358	1,794	1,564	74.5	112.3	53.8			56.60	104	67
7. 2003	380	299	80	95.9	1,259.5	21.6			56.60	0	0
8. 2004	689	116	573	42.0	13.2	75.1			56.60	47	36
9. 2005	828	107	721	37.4	30.8	38.6			56.60	114	57
10. 2006	861	49	812	36.0	15.0	39.3			56.60	233	136
11. 2007	989	233	756	37.3	37.9	37.1			56.60	341	194
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	966	543

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	169	144	71	57			2	39	XXX
2. 2006	7,818	6,578	1,240	3,307	2,907	15		86		5	500	XXX
3. 2007	7,436	5,967	1,468	2,835	2,368	12	1	104			584	XXX
4. Totals	XXX	XXX	XXX	6,311	5,419	98	57	190	0	7	1,123	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	333	273	105	92	29	23	11	10	11		1	90	20
2. 2006	42	12	187	166	9	8	20	18	6		1	60	3
3. 2007	35		701	577	6		76	63	20		2	197	10
4. Totals	409	285	993	836	44	31	108	91	37	0	3	348	34

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	72	18
2. 2006	3,672	3,111	561	47.0	47.3	45.2			56.60	51	10
3. 2007	3,789	3,008	781	51.0	50.4	53.2			56.60	158	39
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	281	67

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(37)		67		42		48	72	XXX
2. 2006	6,163	428	5,735	2,914		91		445		191	3,450	541
3. 2007	7,200	192	7,008	3,175		101		427		156	3,703	692
4. Totals	XXX	XXX	XXX	6,052	0	260	0	914	0	395	7,226	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	7		61		42		8		3		5	122	38
2 2006	17		159		4		21		5		13	207	38
3 2007	650		680	0	24		91	0	34		98	1,479	160
4. Totals	674	0	900	0	71	0	120	0	42	0	116	1,807	235

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	69	53
2. 2006	3,657	0	3,657	59.3	0.0	63.8			56.60	176	30
3. 2007	5,182	0	5,182	72.0	0.1	73.9			56.60	1,329	150
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,574	233

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	68	79	137	156			57	(29)	XXX
2. 2006	44	41	3								0	XXX
3. 2007	51	48	3								0	XXX
4. Totals	XXX	XXX	XXX	68	79	137	156	0	0	57	(29)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	340	340	1,511	1,499	57	57	545	540	27	(0)	74	44	
2. 2006			8	7			3	3	0			1	
3. 2007			22	21			8	7	1			3	
4. Totals	340	340	1,541	1,526	57	57	555	550	28	(0)	74	48	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	12	32
2. 2006	11	10	1	24.9	23.6	40.5			56.60	1	1
3. 2007	31	28	3	61.4	59.5	87.0			56.60	2	1
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	15	33

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(1,880)	1,880								0	XXX
8. 2004		(1,507)	1,507								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			56.60	0	0
3. 1999	0	0	0	0.0	0.0	0.0			56.60	0	0
4. 2000	0	0	0	0.0	0.0	0.0			56.60	0	0
5. 2001	0	0	0	0.0	0.0	0.0			56.60	0	0
6. 2002	0	0	0	0.0	0.0	0.0			56.60	0	0
7. 2003	0	0	0	0.0	0.0	0.0			56.60	0	0
8. 2004	0	0	0	0.0	0.0	0.0			56.60	0	0
9. 2005	0	0	0	0.0	0.0	0.0			56.60	0	0
10. 2006	0	0	0	0.0	0.0	0.0			56.60	0	0
11. 2007	0	0	0	0.0	0.0	0.0			56.60	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	514	267	248	7	4	12	6	5			14	1
3. 1999	401	149	252					4			4	1
4. 2000	261	65	196	397	228	40	34	3			178	5
5. 2001	237	99	138	33	5	27	3	6	1		57	3
6. 2002	137	46	91	2	1						1	1
7. 2003	162	32	130					5			5	1
8. 2004	155	29	126	1				5			6	1
9. 2005	256	65	192	50	2	16		12			76	3
10. 2006	548	138	410	66	15	20	1	21		2	91	16
11. 2007	723	149	574	2	1	2	1	8			10	7
12. Totals	XXX	XXX	XXX	558	257	118	44	68	1	2	442	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			1	0			1	0	0			1	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	30	13	21	6	5		9	3	2			47	1
10. 2006	7		115	43	16		50	19	7			133	2
11. 2007	15	7	253	85	3	1	109	37	16			264	2
12. Totals	52	20	390	135	24	1	168	58	25	0	0	445	5

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	24	10	14	4.6	3.6	5.7			56.60	0	0
3. 1999	4	0	4	1.0	0.0	1.6			56.60	0	0
4. 2000	440	262	178	168.8	406.1	90.8			56.60	0	0
5. 2001	67	9	58	28.4	9.3	42.2			56.60	1	0
6. 2002	2	1	1	1.3	2.6	0.7			56.60	0	0
7. 2003	5	0	5	2.8	0.0	3.5			56.60	0	0
8. 2004	6	0	6	4.2	0.1	5.1			56.60	0	0
9. 2005	146	24	122	57.0	36.8	63.8			56.60	32	14
10. 2006	301	77	224	54.9	56.1	54.5			56.60	79	54
11. 2007	407	132	275	56.3	89.0	47.8			56.60	175	90
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	287	158

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	269	211	58	50		15	15	1			50	2
3. 1999	244	72	172	566	620	65	66	2			(52)	2
4. 2000	165	83	83								0	
5. 2001	114	74	40			19	19				0	1
6. 2002	(23)	(21)	(2)			1	1	1			1	
7. 2003	289	50	239								0	
8. 2004	294	(2)	295					1			1	
9. 2005	188	112	76								0	
10. 2006	298	89	209								0	
11. 2007	293	109	184								0	
12. Totals	XXX	XXX	XXX	616	620	100	100	3	0	0	(1)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			9				4					13	
8. 2004			29				13					42	
9. 2005			34				15					49	
10. 2006			132				57					189	
11. 2007			91	40			39	17				73	
12. Totals	0	0	295	40	0	0	127	17	0	0	0	365	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	65	15	50	24.2	7.0	87.3			56.60	0	0
3. 1999	634	686	(52)	259.9	954.3	(30.3)			56.60	0	0
4. 2000	0	0	0	0.0	0.0	0.0			56.60	0	0
5. 2001	19	19	0	16.4	25.4	0.0			56.60	0	0
6. 2002	1	1	1	(5.0)	(2.7)	(33.3)			56.60	0	0
7. 2003	13	0	13	4.5	0.0	5.4			56.60	9	4
8. 2004	42	0	42	14.4	0.0	14.3			56.60	29	13
9. 2005	49	0	49	25.7	0.0	63.5			56.60	34	15
10. 2006	189	0	189	63.4	0.0	90.5			56.60	132	57
11. 2007	130	58	73	44.6	52.9	39.6			56.60	51	22
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	255	110

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

NONE

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	788	1,058	1,057	1,114	1,183	1,199	1,198	1,199	1,199	1,199	0	0
2. 1998	1,685	1,906	1,955	1,824	1,851	1,824	1,816	1,811	1,811	1,810	(1)	(1)
3. 1999	XXX	3,785	3,779	4,094	4,447	4,339	4,236	4,295	4,289	4,277	(12)	(18)
4. 2000	XXX	XXX	5,804	5,598	7,222	6,956	7,240	7,151	7,254	7,196	(58)	45
5. 2001	XXX	XXX	XXX	11,179	12,171	13,612	13,817	14,148	13,998	13,970	(28)	(178)
6. 2002	XXX	XXX	XXX	XXX	5,967	5,841	6,568	6,748	6,750	6,799	49	50
7. 2003	XXX	XXX	XXX	XXX	XXX	4,531	4,343	4,328	4,420	4,375	(45)	48
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	9,804	9,480	8,614	9,375	761	(105)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,173	14,644	14,765	120	592
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,722	15,213	(509)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,116	XXX	XXX
										12. Totals	277	433

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	13,205	13,605	12,957	12,620	12,680	12,891	13,585	13,726	13,835	13,874	40	148
2. 1998	17,947	19,405	22,060	19,361	20,014	20,093	20,435	20,819	21,182	20,939	(242)	120
3. 1999	XXX	20,709	23,246	23,400	24,640	24,929	24,184	23,818	23,888	24,018	129	200
4. 2000	XXX	XXX	27,693	31,817	26,871	25,657	25,351	27,064	27,434	26,866	(567)	(197)
5. 2001	XXX	XXX	XXX	22,186	22,624	21,552	21,351	19,278	18,945	19,033	88	(245)
6. 2002	XXX	XXX	XXX	XXX	27,461	27,516	26,690	27,368	27,008	26,929	(79)	(439)
7. 2003	XXX	XXX	XXX	XXX	XXX	31,851	33,041	35,408	35,982	35,390	(593)	(19)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	41,566	39,734	38,103	35,917	(2,186)	(3,817)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42,906	43,091	39,898	(3,193)	(3,008)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39,627	38,981	(646)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39,503	XXX	XXX
										12. Totals	(7,250)	(7,257)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	4,387	4,989	5,238	5,878	6,242	6,910	7,030	7,082	7,339	7,277	(62)	195
2. 1998	4,137	4,805	5,419	5,244	5,185	5,089	5,124	5,087	5,091	5,056	(35)	(31)
3. 1999	XXX	5,342	6,809	7,419	8,063	8,674	8,857	8,887	8,905	8,944	40	58
4. 2000	XXX	XXX	7,979	8,509	8,535	8,918	8,525	8,937	8,886	9,071	184	134
5. 2001	XXX	XXX	XXX	11,964	12,238	13,701	14,387	14,892	14,905	14,955	50	63
6. 2002	XXX	XXX	XXX	XXX	8,647	8,735	9,044	8,790	8,844	8,944	100	154
7. 2003	XXX	XXX	XXX	XXX	XXX	9,479	10,043	10,119	10,108	10,503	395	384
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	13,717	13,653	13,903	16,152	2,250	2,500
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,809	17,329	19,226	1,897	3,417
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,670	19,552	882	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,119	XXX	XXX
										12. Totals	5,700	6,873

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior	494	503	567	481	380	401	391	376	470	400	(70)	24
2. 1998	112	85	113	46	23	29	23	24	27	25	(1)	2
3. 1999	XXX	262	282	160	243	295	255	255	253	261	8	6
4. 2000	XXX	XXX	283	218	211	329	218	204	296	356	61	152
5. 2001	XXX	XXX	XXX	275	165	185	148	81	66	52	(13)	(29)
6. 2002	XXX	XXX	XXX	XXX	306	313	370	367	346	331	(15)	(36)
7. 2003	XXX	XXX	XXX	XXX	XXX	384	449	501	428	142	(285)	(359)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	505	503	439	351	(88)	(152)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	582	527	573	46	(9)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	619	518	(101)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	482	XXX	XXX
										12. Totals	(460)	(401)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	332	423	419	451	465	462	462	462	462	462	0	0
2. 1998	270	418	566	586	556	618	614	614	614	614	0	0
3. 1999	XXX	388	806	793	939	989	957	977	971	953	(19)	(25)
4. 2000	XXX	XXX	1,133	1,031	1,092	1,253	1,246	1,302	1,298	1,298	0	(4)
5. 2001	XXX	XXX	XXX	1,744	2,143	2,038	1,841	1,758	1,746	1,744	(2)	(13)
6. 2002	XXX	XXX	XXX	XXX	1,765	2,109	2,164	2,177	2,114	2,090	(24)	(87)
7. 2003	XXX	XXX	XXX	XXX	XXX	2,499	2,927	3,061	2,952	2,856	(97)	(205)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,875	2,759	1,861	1,337	(524)	(1,422)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,607	2,793	1,426	(1,367)	(2,181)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,146	2,237	(909)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,452	XXX	XXX
										12. Totals	(2,941)	(3,937)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	2,426	2,655	2,486	2,593	2,618	2,666	2,601	2,587	2,643	2,709	66	122
2. 1998	2,265	2,605	3,785	3,124	3,086	2,996	2,990	3,130	3,097	3,143	46	13
3. 1999	XXX	2,769	3,337	3,896	4,511	4,791	4,976	5,233	5,250	5,223	(28)	(10)
4. 2000	XXX	XXX	2,720	4,106	4,148	4,138	4,153	4,389	4,858	5,001	143	613
5. 2001	XXX	XXX	XXX	2,236	2,134	2,160	2,465	2,720	2,777	2,550	(226)	(170)
6. 2002	XXX	XXX	XXX	XXX	1,343	654	593	670	616	605	(11)	(66)
7. 2003	XXX	XXX	XXX	XXX	XXX	1,838	754	495	482	549	68	54
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,296	1,105	883	1,788	906	684
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,054	697	785	88	(269)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,442	1,396	(46)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,373	XXX	XXX
										12. Totals	1,005	970

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	2,972	2,722	2,497	2,458	2,437	2,600	2,656	2,715	2,689	2,703	14	(12)
2. 1998	2,294	3,284	3,466	3,551	3,690	3,727	3,936	3,911	3,890	3,902	12	(9)
3. 1999	XXX	3,320	3,252	2,995	3,171	3,171	3,098	3,100	3,099	3,099	0	(1)
4. 2000	XXX	XXX	3,712	3,710	3,741	3,662	3,640	3,505	3,366	3,338	(27)	(167)
5. 2001	XXX	XXX	XXX	3,712	4,203	4,226	4,450	4,415	4,330	4,285	(46)	(131)
6. 2002	XXX	XXX	XXX	XXX	1,198	1,123	1,274	1,302	1,372	1,353	(19)	50
7. 2003	XXX	XXX	XXX	XXX	XXX	46	64	25	25	25	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	518	485	433	434	1	(51)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	697	560	518	(42)	(179)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	692	693	1	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	629	XXX	XXX
										12. Totals	(106)	(500)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	200	330	294	(36)	94
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	546	469	(77)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	656	XXX	XXX
										4. Totals	(113)	94

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	806	712	784	71	(22)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,192	3,207	15	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,721	XXX	XXX
										4. Totals	86	(22)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	64	17	(24)	(41)	(88)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	1	(1)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	XXX	XXX
										4. Totals	(41)	(88)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	226	157	261	244	247	246	242	242	243	242	(1)	(0)
2. 1998	83	42	23	20	17	10	10	10	10	10	(0)	(0)
3. 1999	XXX	75	38	14	18	0					0	0
4. 2000	XXX	XXX	52	62	44	53	178	175	175	175	(0)	(0)
5. 2001	XXX	XXX	XXX	36	14	19	54	55	53	53	0	(2)
6. 2002	XXX	XXX	XXX	XXX	28	6	1	1	1	1	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	24	2	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	40	4	1	1	(0)	(2)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	45	108	63	11
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	248	196	(53)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	XXX	XXX
										12. Totals	10	6

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	260	621	520	610	605	603	598	603	603	603	0	0
2. 1998	32	36	58	58	52	78	50	50	50	50	0	0
3. 1999	XXX	37	1	30	25					(54)	(54)	(54)
4. 2000	XXX	XXX	27	14	13	3					0	0
5. 2001	XXX	XXX	XXX	15	11	5					0	0
6. 2002	XXX	XXX	XXX	XXX	2	(2)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	1				13	13	13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	77			42	42	42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40		49	49	8
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	189	78	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73	XXX	XXX
										12. Totals	128	9

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	661	901	970	1,114	1,198	1,198	1,199	1,199	1,199	2,240	1,558
2. 1998	350	1,679	1,736	1,807	1,811	1,813	1,810	1,811	1,811	1,810	1,248	980
3. 1999	XXX	(39)	1,492	2,700	3,605	4,115	4,174	4,274	4,276	4,276	1,435	1,567
4. 2000	XXX	XXX	1,301	2,196	4,803	5,831	6,881	7,017	7,101	7,160	2,331	2,415
5. 2001	XXX	XXX	XXX	1,902	6,055	10,280	12,107	13,191	13,643	13,651	1,347	1,246
6. 2002	XXX	XXX	XXX	XXX	1,538	2,895	4,892	6,074	6,241	6,525	372	248
7. 2003	XXX	XXX	XXX	XXX	XXX	634	1,755	3,018	3,730	4,008	452	78
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,429	3,747	6,473	8,584	964	108
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,486	6,203	10,073	1,201	142
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,471	5,532	1,126	212
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,086	657	225

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	4,269	6,731	8,403	9,157	9,889	10,443	11,045	11,702	11,834	16,797	4,530
2. 1998	3,954	9,670	13,575	15,718	17,142	18,319	18,651	19,346	19,742	19,721	4,947	1,516
3. 1999	XXX	5,144	12,673	17,109	20,953	22,004	22,327	22,815	23,036	23,168	5,384	1,418
4. 2000	XXX	XXX	6,649	16,762	19,104	22,423	23,665	24,540	25,591	25,767	6,875	1,738
5. 2001	XXX	XXX	XXX	4,710	12,065	15,589	15,991	17,048	17,659	18,073	7,345	2,334
6. 2002	XXX	XXX	XXX	XXX	7,145	15,759	19,770	22,242	23,801	24,302	3,934	937
7. 2003	XXX	XXX	XXX	XXX	XXX	7,668	17,755	23,028	26,605	28,885	3,611	915
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	9,179	19,843	25,472	28,412	3,540	964
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,655	20,071	24,873	3,033	783
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,121	18,098	2,634	893
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,468	1,276	653

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	2,180	3,468	4,330	4,653	5,456	6,013	6,536	6,836	7,000	5,980	4,221
2. 1998	1,924	2,716	4,074	4,573	4,875	4,999	5,039	5,007	5,018	5,028	1,154	881
3. 1999	XXX	2,039	3,470	5,226	6,624	8,220	8,449	8,600	8,638	8,741	1,733	1,045
4. 2000	XXX	XXX	2,513	5,113	6,508	7,493	7,814	8,273	8,652	8,795	2,069	996
5. 2001	XXX	XXX	XXX	4,604	7,942	9,936	12,371	13,454	14,050	13,993	1,847	778
6. 2002	XXX	XXX	XXX	XXX	2,790	4,755	6,481	7,545	8,088	8,453	1,067	465
7. 2003	XXX	XXX	XXX	XXX	XXX	3,632	5,448	6,902	7,969	8,886	786	399
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,621	5,938	7,331	10,009	784	497
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,402	7,630	9,501	686	410
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,944	8,338	635	366
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,312	365	207

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000			438	363	371	371	369	358	365	23	78
2. 1998				20	19	20	23	23	23	23	1	18
3. 1999	XXX			90	207	239	243	243	243	243	2	12
4. 2000	XXX	XXX		3	22	106	175	182	183	204	5	12
5. 2001	XXX	XXX	XXX	1	2	14	43	50	16	16	2	14
6. 2002	XXX	XXX	XXX	XXX		3	28	169	235	271	3	8
7. 2003	XXX	XXX	XXX	XXX	XXX	1	47	59	186	55	4	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		6	86	115	1	7
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		3	58	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	365	411	414	415	461	462	462	462	462	24	93
2. 1998	5	158	448	501	512	616	614	614	614	614	11	37
3. 1999	XXX	31	269	610	855	946	945	952	952	953	14	48
4. 2000	XXX	XXX	27	316	857	1,130	1,213	1,298	1,298	1,298	15	45
5. 2001	XXX	XXX	XXX	53	558	1,366	1,766	1,740	1,745	1,744	14	49
6. 2002	XXX	XXX	XXX	XXX	40	520	1,371	1,906	2,009	2,088	18	61
7. 2003	XXX	XXX	XXX	XXX	XXX	119	716	2,102	2,610	2,731	21	67
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	153	580	960	1,315	14	57
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54	353	995	7	31
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	376	2	28
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	1	4

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	1,248	1,704	1,949	2,047	2,481	2,561	2,571	2,588	2,622	537	1,311
2. 1998	142	675	1,607	2,205	2,501	2,667	2,756	2,966	2,969	2,971	89	250
3. 1999	XXX	80	537	1,909	2,958	3,854	4,667	5,079	5,151	5,192	188	275
4. 2000	XXX	XXX	77	652	1,958	2,935	3,499	4,006	4,380	4,862	143	244
5. 2001	XXX	XXX	XXX	(67)	198	747	1,589	1,999	2,237	2,423	109	195
6. 2002	XXX	XXX	XXX	XXX	53	127	403	438	475	509	32	109
7. 2003	XXX	XXX	XXX	XXX	XXX	(3)	219	257	308	383	35	60
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	167	286	413	532	82	148
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39	92	335	27	68
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	192	38	63
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	37	71

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	1,433	1,915	2,122	2,267	2,451	2,491	2,655	2,686	2,689	226	1,155
2. 1998	333	1,318	2,388	2,814	3,537	3,583	3,806	3,869	3,873	3,879	43	170
3. 1999	XXX	235	1,392	2,073	2,786	3,057	3,097	3,100	3,099	3,099	53	211
4. 2000	XXX	XXX	400	1,877	2,699	3,154	3,304	3,239	3,266	3,279	77	215
5. 2001	XXX	XXX	XXX	555	2,252	3,295	3,980	4,051	4,169	4,209	92	227
6. 2002	XXX	XXX	XXX	XXX	(12)	43[illegible]	811	969	1,186	1,189	56	155
7. 2003	XXX	XXX	XXX	XXX	XXX	(9)	24	25	25	25	1	29
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	99	229	302	355	5	89
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	119	281	354	31	108
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	132	338	51	55
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	119	43	51

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	175	215	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	384	414	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	479	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	634	665	1,854	972
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,430	3,005	340	162
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,276	331	201

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(11)	(41)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	38	115	174	242	242	242	242	242	242	8	8
2. 1998			6	10	10	10	10	10	10	10	1	1
3. 1999	XXX											1
4. 2000	XXX	XXX		19	33	35	175	175	175	175	4	1
5. 2001	XXX	XXX	XXX	3	3	10	52	52	52	52	2	1
6. 2002	XXX	XXX	XXX	XXX	1	1	1	1	1	1	1	
7. 2003	XXX	XXX	XXX	XXX	XXX							1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1	1	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	8	64	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	70	7	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	2	3

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	451	474	576	594	603	598	603	603	603	17	23
2. 1998			50	50	50	50	50	50	50	50		2
3. 1999	XXX									(54)	1	1
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									1
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	371	78	31	10	1	1				
2. 1998	869	88	198	11	38	10	6			
3. 1999	XXX	2,288	831	391	244	6	33	2	3	
4. 2000	XXX	XXX	2,998	884	889	343	107	29	78	0
5. 2001	XXX	XXX	XXX	4,506	995	495	354	137	(69)	50
6. 2002	XXX	XXX	XXX	XXX	2,233	564	444	211	132	184
7. 2003	XXX	XXX	XXX	XXX	XXX	2,150	1,067	404	131	36
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,156	2,290	526	249
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,826	3,113	1,318
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,262	4,715
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,521

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	5,691	3,916	2,660	1,661	1,376	1,062	1,091	967	863	814
2. 1998	8,638	4,667	5,217	1,052	972	581	552	401	348	369
3. 1999	XXX	9,818	5,830	2,696	1,416	1,438	874	262	184	189
4. 2000	XXX	XXX	13,866	7,145	2,020	(195)	(246)	681	511	271
5. 2001	XXX	XXX	XXX	11,388	5,983	3,198	3,040	630	599	242
6 2002	XXX	XXX	XXX	XXX	13,513	5,501	2,743	2,021	1,352	1,329
7. 2003	XXX	XXX	XXX	XXX	XXX	14,709	6,724	5,750	4,514	3,197
8 2004	XXX	XXX	XXX	XXX	XXX	XXX	21,853	10,840	6,624	4,388
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,956	12,611	8,328
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,420	12,202
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,726

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	1,931	990	657	478	402	676	454	262	290	168
2 1998	1,412	975	614	390	191	69	57	49	52	20
3. 1999	XXX	2,239	1,472	675	259	218	161	146	105	175
4. 2000	XXX	XXX	3,660	1,553	619	516	76	119	28	122
5. 2001	XXX	XXX	XXX	4,068	1,767	877	498	371	163	406
6. 2002	XXX	XXX	XXX	XXX	3,300	2,039	1,302	556	363	279
7. 2003	XXX	XXX	XXX	XXX	XXX	4,109	3,334	1,604	1,166	855
8 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,583	5,245	3,595	3,017
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,527	6,109	5,286
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,747	7,882
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,970

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	138	68	61	10	9	12		6	53	35
2. 1998	112	67	82	19	4	2	(1)	1	3	2
3. 1999	XXX	170	181	67	22	31	11	12	10	6
4. 2000	XXX	XXX	277	124	64	31	41	17	56	38
5. 2001	XXX	XXX	XXX	273	155	114	80	20	49	36
6. 2002	XXX	XXX	XXX	XXX	306	200	177	73	79	60
7. 2003	XXX	XXX	XXX	XXX	XXX	381	358	256	130	85
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	505	389	306	209
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	565	455	308
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	619	516
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	482

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	95	14			1	0				
2. 1998	199	70	(10)	5	1	1				
3. 1999	XXX	246	297	54	0	25	1	10	4	
4. 2000	XXX	XXX	766	364	62	41	24	4	(0)	
5. 2001	XXX	XXX	XXX	1,271	567	55	60	10	1	
6. 2002	XXX	XXX	XXX	XXX	1,507	632	193	127	58	2
7. 2003	XXX	XXX	XXX	XXX	XXX	1,687	998	268	88	24
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,029	1,100	210	22
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,361	1,597	325
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,534	1,328
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,104

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	732	531	250	122	56	33	2	9	21	32
2. 1998	1,501	831	1,487	331	208	69	27	40	19	65
3. 1999	XXX	1,972	1,189	517	269	192	101	116	94	63
4. 2000	XXX	XXX	1,701	1,668	884	351	189	203	262	108
5. 2001	XXX	XXX	XXX	1,904	968	422	332	312	249	86
6. 2002	XXX	XXX	XXX	XXX	1,157	399	135	201	102	67
7. 2003	XXX	XXX	XXX	XXX	XXX	1,583	465	157	115	96
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	989	608	270	402
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	947	523	274
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,311	873
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,097

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	1,341	805	325	83	(58)		8	15		
2. 1998	1,328	833	443	155	46	29	37	12	11	4
3. 1999	XXX	2,232	871	335	165	63	1	(0)		
4. 2000	XXX	XXX	2,157	955	328	247	121	82	32	27
5. 2001	XXX	XXX	XXX	2,111	621	375	241	142	83	40
6. 2002	XXX	XXX	XXX	XXX	748	255	215	145	63	40
7. 2003	XXX	XXX	XXX	XXX	XXX	56	28			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	284	170	64	77
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	447	171	161
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	471	328
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	401

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136	31	14
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136	23
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	137

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	295		69
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	309	181
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	771

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	64	28	17
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	1
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	74	30	11	6	5	4		0	1	
2. 1998	83	42	14	10	7	0		0	0	
3. 1999	XXX	75	37	14	18	0				
4. 2000	XXX	XXX	49	30	10	3	3	0	0	
5. 2001	XXX	XXX	XXX	33	11	1	2	3	1	1
6. 2002	XXX	XXX	XXX	XXX	23	5	1	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	24	2	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	39	2	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	79	23	22
10 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	168	103
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	240

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	111	40	3	22	11					
2. 1998	32	36	8	8	2					
3. 1999	XXX	37	2	30	25					
4. 2000	XXX	XXX	28	14	13	3				
5. 2001	XXX	XXX	XXX	15	11	5				
6. 2002	XXX	XXX	XXX	XXX	2	(2)				
7. 2003	XXX	XXX	XXX	XXX	XXX	1				13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	77			42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40		49
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	189
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	254	84	7	1		1				1
2. 1998	311	975	1,141	1,204	1,223	1,224	1,233	1,241	1,246	1,248
3. 1999	XXX	507	1,058	1,287	1,386	1,420	1,431	1,431	1,433	1,435
4. 2000	XXX	XXX	851	1,814	2,130	2,261	2,310	2,335	2,330	2,331
5. 2001	XXX	XXX	XXX	697	1,151	1,274	1,324	1,344	1,343	1,347
6. 2002	XXX	XXX	XXX	XXX	226	305	338	364	367	372
7. 2003	XXX	XXX	XXX	XXX	XXX	453	664	439	447	452
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	559	896	944	964
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	647	1,135	1,201
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	670	1,126
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	657

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	101	62	2	1	1				1	
2. 1998	828	298	77	44	22	21	14	12	3	2
3. 1999	XXX	567	308	134	63	20	8	11	6	2
4. 2000	XXX	XXX	1,064	476	220	96	42	11	7	4
5. 2001	XXX	XXX	XXX	767	265	118	53	27	16	6
6. 2002	XXX	XXX	XXX	XXX	149	59	25	16	12	7
7. 2003	XXX	XXX	XXX	XXX	XXX	204	62	22	11	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	290	70	34	10
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	470	101	52
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	441	82
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	467

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	82	81	(46)		(1)					
2. 1998	1,463	2,173	2,177	2,210	2,220	2,225	2,227	2,229	2,230	2,230
3. 1999	XXX	1,742	2,619	2,943	2,381	2,991	2,999	3,004	3,004	3,004
4. 2000	XXX	XXX	3,081	4,511	4,558	4,707	4,735	4,749	4,749	4,749
5. 2001	XXX	XXX	XXX	2,161	2,525	2,576	2,592	2,598	2,599	2,599
6. 2002	XXX	XXX	XXX	XXX	560	595	607	625	627	627
7. 2003	XXX	XXX	XXX	XXX	XXX	702	795	532	534	534
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	910	1,061	1,079	1,082
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,193	1,373	1,395
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,236	1,421
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,349

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1,829	271	97	43	12	16	5	6	3	5
2. 1998	2,407	4,605	4,806	4,853	4,889	4,911	4,924	4,939	4,944	4,947
3. 1999	XXX	2,537	4,874	5,183	5,264	5,327	5,354	5,365	5,376	5,384
4. 2000	XXX	XXX	3,004	6,108	6,525	6,680	6,774	6,815	6,854	6,875
5. 2001	XXX	XXX	XXX	4,340	5,740	7,073	7,206	7,279	7,317	7,345
6. 2002	XXX	XXX	XXX	XXX	2,228	3,570	3,779	3,865	3,909	3,934
7. 2003	XXX	XXX	XXX	XXX	XXX	1,769	3,278	3,466	3,558	3,611
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,793	3,265	3,441	3,540
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,558	2,861	3,033
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,426	2,634
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,276

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	435	211	109	70	56	41	31	26	23	18
2. 1998	2,008	458	209	112	79	55	42	25	20	17
3. 1999	XXX	2,280	538	257	156	95	63	52	40	32
4. 2000	XXX	XXX	3,094	784	428	263	158	115	80	58
5. 2001	XXX	XXX	XXX	2,478	661	336	204	132	100	73
6. 2002	XXX	XXX	XXX	XXX	1,478	396	200	112	68	43
7. 2003	XXX	XXX	XXX	XXX	XXX	1,597	375	200	113	57
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,528	389	192	95
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,459	321	151
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,382	285
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,291

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	661	54	63		2	4	1			
2. 1998	5,227	6,437	6,508	6,460	6,468	6,471	6,474	6,477	6,478	6,480
3. 1999	XXX	5,664	6,733	6,793	6,808	6,824	6,829	6,832	6,833	6,834
4. 2000	XXX	XXX	7,283	8,542	8,621	8,637	8,656	8,660	8,667	8,670
5. 2001	XXX	XXX	XXX	8,785	9,661	9,705	9,726	9,734	9,741	9,752
6. 2002	XXX	XXX	XXX	XXX	4,392	4,870	4,896	4,904	4,911	4,913
7. 2003	XXX	XXX	XXX	XXX	XXX	4,027	4,528	4,558	4,576	4,583
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,017	4,542	4,581	4,599
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,598	3,937	3,967
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,486	3,811
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,219

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	283	59	65	19	29	27	34	30	18	15
2. 1998	738	1,016	1,068	1,118	1,126	1,131	1,138	1,147	1,151	1,154
3. 1999	XXX	1,008	1,524	1,627	1,664	1,693	1,709	1,724	1,727	1,733
4. 2000	XXX	XXX	1,185	1,895	1,982	2,018	2,045	2,058	2,066	2,069
5. 2001	XXX	XXX	XXX	1,259	1,583	1,757	1,796	1,826	1,841	1,847
6. 2002	XXX	XXX	XXX	XXX	757	989	1,026	1,049	1,061	1,067
7. 2003	XXX	XXX	XXX	XXX	XXX	551	737	766	779	786
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	485	722	757	784
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	461	644	686
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	454	635
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	365

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	221	162	117	105	88	106	95	55	47	27
2. 1998	354	149	83	41	35	25	39	28	19	17
3. 1999	XXX	456	191	100	68	46	49	38	27	36
4. 2000	XXX	XXX	635	160	84	55	32	18	8	8
5. 2001	XXX	XXX	XXX	438	153	98	65	38	22	15
6. 2002	XXX	XXX	XXX	XXX	267	80	53	28	16	8
7. 2003	XXX	XXX	XXX	XXX	XXX	212	77	52	32	32
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	325	142	134	129
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	289	173	190
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	290	211
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	286

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	305	46	126	5	41	43	20	15	12	
2. 1998	1,464	1,758	1,840	1,879	1,919	1,940	1,979	2,015	2,035	2,052
3. 1999	XXX	1,881	2,487	2,561	2,614	2,649	2,700	2,741	2,773	2,815
4. 2000	XXX	XXX	2,361	2,938	3,013	3,035	3,049	3,066	3,069	3,073
5. 2001	XXX	XXX	XXX	2,183	2,532	2,589	2,612	2,635	2,639	2,639
6. 2002	XXX	XXX	XXX	XXX	1,342	1,493	1,516	1,529	1,533	1,540
7. 2003	XXX	XXX	XXX	XXX	XXX	1,015	1,169	1,194	1,204	1,216
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,068	1,277	1,348	1,410
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	957	1,181	1,286
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	987	1,212
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	859

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	2	2	3	2	1	1				
2. 1998			1	1	1	1	1	1	1	1
3. 1999	XXX			1	1	2	2	2	2	2
4. 2000	XXX	XXX			1	1	4	5	5	5
5. 2001	XXX	XXX	XXX				1	2	2	2
6. 2002	XXX	XXX	XXX	XXX				1	3	3
7. 2003	XXX	XXX	XXX	XXX	XXX			1	3	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	22	18	9	3	2	1	1	1	1	
2. 1998	1	6	7	2	1	1				
3. 1999	XXX	2	5	1	3	1				1
4. 2000	XXX	XXX	1	3	8	8	1	1	1	1
5. 2001	XXX	XXX	XXX	2	4	6	3	1		
6. 2002	XXX	XXX	XXX	XXX	1	2	6	6	2	
7. 2003	XXX	XXX	XXX	XXX	XXX	1	3	7	4	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		3	3	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	16	10	3						1	
2. 1998	2	9	18	18	19	19	19	19	19	19
3. 1999	XXX	3	8	10	12	14	14	14	14	15
4. 2000	XXX	XXX	1	5	12	15	16	17	18	18
5. 2001	XXX	XXX	XXX	2	6	11	15	15	15	15
6. 2002	XXX	XXX	XXX	XXX	2	4	8	11	11	11
7. 2003	XXX	XXX	XXX	XXX	XXX	1	6	12	16	16
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		5	9	10
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	7	7	2	1			1			
2. 1998		1	7	10	10	10	11	11	11	11
3. 1999	XXX		2	6	10	13	14	14	14	14
4. 2000	XXX	XXX		3	7	12	15	15	15	15
5. 2001	XXX	XXX	XXX	1	1	8	14	14	14	14
6. 2002	XXX	XXX	XXX	XXX	1	2	10	16	17	18
7. 2003	XXX	XXX	XXX	XXX	XXX	1	2	10	18	21
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		2	8	14
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	20	7	2	1	1	1				
2. 1998	36	20	7	1	1	1				
3. 1999	XXX	48	24	11	5	2	1	1	1	
4. 2000	XXX	XXX	47	21	14	3	1			
5. 2001	XXX	XXX	XXX	46	31	15	2	1		
6. 2002	XXX	XXX	XXX	XXX	53	33	11	3	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	58	29	16	5	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	49	23	10	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	13	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	10	1								
2. 1998	41	49	50	48	48	48	48	48	48	48
3. 1999	XXX	57	62	62	62	62	62	62	62	62
4. 2000	XXX	XXX	57	59	60	60	60	59	59	59
5. 2001	XXX	XXX	XXX	57	62	62	63	63	63	63
6. 2002	XXX	XXX	XXX	XXX	64	76	79	79	79	79
7. 2003	XXX	XXX	XXX	XXX	XXX	75	87	88	89	89
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	67	70	72	72
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	36	41	41
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	66	62	22	15	6	5	1			1
2. 1998	10	40	62	73	78	84	87	88	89	89
3. 1999	XXX	48	98	121	145	168	178	186	187	188
4. 2000	XXX	XXX	35	74	97	117	128	135	139	143
5. 2001	XXX	XXX	XXX	41	65	84	95	102	106	109
6. 2002	XXX	XXX	XXX	XXX	15	24	28	29	31	32
7. 2003	XXX	XXX	XXX	XXX	XXX	10	25	29	32	35
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5	70	79	82
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	24	27
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	37

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	342	171	68	36	23	12	4	1	3	2
2. 1998	123	180	65	25	19	10	6	3	1	1
3. 1999	XXX	182	144	81	62	37	24	13	2	1
4. 2000	XXX	XXX	144	84	62	41	18	12	7	3
5. 2001	XXX	XXX	XXX	67	63	41	20	11	6	2
6. 2002	XXX	XXX	XXX	XXX	52	26	10	6	5	2
7. 2003	XXX	XXX	XXX	XXX	XXX	14	8	5	5	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	37	24	20	14
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	16	18
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	20
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	151	52	(27)	(7)	1			1		
2. 1998	169	355	328	331	336	336	337	340	340	340
3. 1999	XXX	297	391	436	460	462	464	464	464	464
4. 2000	XXX	XXX	228	337	369	383	385	388	389	390
5. 2001	XXX	XXX	XXX	178	269	290	300	304	305	306
6. 2002	XXX	XXX	XXX	XXX	104	123	136	141	143	143
7. 2003	XXX	XXX	XXX	XXX	XXX	39	82	91	96	97
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	117	225	238	245
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80	104	114
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82	121
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	160

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	18	54	15	4	3	1	2	1	1	
2. 1998	2	13	28	32	36	39	40	41	43	43
3. 1999	XXX	5	22	35	43	47	53	53	53	53
4. 2000	XXX	XXX	6	28	53	68	74	75	75	77
5. 2001	XXX	XXX	XXX	2	31	66	88	89	91	92
6. 2002	XXX	XXX	XXX	XXX	6	28	49	53	55	56
7. 2003	XXX	XXX	XXX	XXX	XXX			1	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	3	5
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	27	31
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40	51
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	365	115	25	11	7	5	2	2	1	1
2. 1998	142	95	36	22	15	6	3	2	1	1
3. 1999	XXX	161	92	33	15	8				
4. 2000	XXX	XXX	202	102	43	16	6	5	2	1
5. 2001	XXX	XXX	XXX	228	111	49	14	11	4	3
6. 2002	XXX	XXX	XXX	XXX	118	51	15	9	3	3
7. 2003	XXX	XXX	XXX	XXX	XXX	2	5			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30	6	3	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	12	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	128	(48)	(57)	(1)		1	1			
2. 1998	168	212	214	214	214	214	214	214	214	214
3. 1999	XXX	207	261	262	263	264	264	264	264	264
4. 2000	XXX	XXX	264	290	291	291	292	292	292	293
5. 2001	XXX	XXX	XXX	279	309	318	320	321	321	323
6. 2002	XXX	XXX	XXX	XXX	187	211	213	213	213	213
7. 2003	XXX	XXX	XXX	XXX	XXX	5	25	30	30	31
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	80	94	94	94
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	134	142	142
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	108	113
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	123

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	2		2	1					
2. 1998					1	1	1	1	1	1
3. 1999	XXX									
4. 2000	XXX	XXX	2	2	3	3	4	4	4	4
5. 2001	XXX	XXX	XXX	1	1	1	2	2	2	2
6. 2002	XXX	XXX	XXX	XXX	1	1	1	1	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	5	5	5	2	1					
2. 1998		1	1	1			1			
3. 1999	XXX		1							
4. 2000	XXX	XXX	1	1		1				
5. 2001	XXX	XXX	XXX			1				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			1		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	3	1							
2. 1998		1	1	1	1	1	2	1	1	1
3. 1999	XXX		1	1	1	1	1	1	1	1
4. 2000	XXX	XXX	2	4	5	5	5	5	5	5
5. 2001	XXX	XXX	XXX	1	1	3	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	1	1	1	1	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX		1	1	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	16
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	1	1		1					
2. 1998										
3. 1999	XXX								1	1
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	6	3	1	1						
2. 1998		1	1	1	1					
3. 1999	XXX	1	1	1	1	1	1	1		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		1					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	(2)		(1)						
2. 1998		2	2	2	2	2	2	2	2	2
3. 1999	XXX	1	2	2	2	2	2	2	2	2
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		1	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(2)	6	(6)								
2. 1998	7,160	7,296	7,187	7,148	7,130	7,125	7,125	7,125	7,125	7,125	
3. 1999	XXX	12,800	13,573	13,276	13,311	13,326	13,323	13,323	13,323	13,323	
4. 2000	XXX	XXX	23,470	23,171	23,026	22,948	22,952	22,952	22,952	22,952	
5. 2001	XXX	XXX	XXX	23,598	22,801	22,660	22,658	22,660	22,660	22,660	
6. 2002	XXX	XXX	XXX	XXX	12,661	12,620	12,610	12,610	12,610	12,610	
7. 2003	XXX	XXX	XXX	XXX	XXX	6,821	6,841	6,904	6,904	6,904	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	32,685	32,881	32,881	32,881	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31,776	33,434	33,432	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31,251	32,976	1,725
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33,219	33,219
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34,942
13. Earned Prems.(P-Pt 1)	7,158	12,943	24,128	22,963	11,737	9,503	21,623	32,037	32,910	34,942	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior		6	(6)								
2. 1998	4,234	4,326	4,236	4,212	4,203	4,201	4,201	4,201	4,201	4,201	
3. 1999	XXX	8,008	8,618	8,437	8,455	8,461	8,460	8,460	8,460	8,460	
4. 2000	XXX	XXX	18,109	17,946	17,886	17,858	17,858	17,858	17,858	17,858	
5. 2001	XXX	XXX	XXX	7,746	7,526	7,493	7,492	7,492	7,492	7,492	
6. 2002	XXX	XXX	XXX	XXX	2,077	2,068	2,068	2,068	2,068	2,068	
7. 2003	XXX	XXX	XXX	XXX	XXX	478	479	498	498	498	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,124	16,134	16,134	16,134	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,326	6,488	6,487	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,821	5,052	231
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,448	4,448
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,679
13. Earned Prems.(P-Pt 1)	4,234	8,106	18,624	7,379	1,805	2,179	5,053	6,355	4,982	4,679	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	1,227	411	29	(18)	(2)	(5)			16	22	22
2. 1998	47,826	51,101	51,219	51,211	51,177	51,157	51,158	51,160	51,160	51,160	
3. 1999	XXX	49,471	52,380	53,177	52,943	52,856	52,863	52,859	52,883	52,940	57
4. 2000	XXX	XXX	72,293	81,043	81,347	81,106	80,990	80,955	81,008	81,050	42
5. 2001	XXX	XXX	XXX	72,545	77,917	77,875	77,799	77,781	77,900	77,996	97
6. 2002	XXX	XXX	XXX	XXX	57,594	60,012	59,973	59,975	59,994	60,030	36
7. 2003	XXX	XXX	XXX	XXX	XXX	70,790	75,601	75,528	75,490	75,480	(10)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	82,938	88,161	88,043	88,027	(16)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	72,941	78,559	78,539	(20)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	63,887	70,098	6,211
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59,427	59,427
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65,846
13. Earned Prems.(P-Pt 1)	49,054	53,156	68,930	79,278	61,240	69,692	81,172	78,040	69,579	65,846	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	305	241	42	(6)	(2)				1	2	2
2. 1998	17,378	18,977	19,040	19,134	19,089	19,079	19,079	19,079	19,079	19,079	
3. 1999	XXX	18,077	19,035	19,538	19,427	19,372	19,369	19,367	19,370	19,376	7
4. 2000	XXX	XXX	34,703	39,653	39,732	39,646	39,621	39,604	39,604	39,609	5
5. 2001	XXX	XXX	XXX	42,199	45,008	45,000	44,996	44,990	44,990	45,002	12
6. 2002	XXX	XXX	XXX	XXX	17,964	18,620	18,651	18,655	18,658	18,662	5
7. 2003	XXX	XXX	XXX	XXX	XXX	21,884	23,270	23,284	23,280	23,278	(1)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	20,911	21,503	21,484	21,483	(2)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,861	10,822	10,820	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,457	8,209	752
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,192	7,192
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,969
13. Earned Prems.(P-Pt 1)	17,684	19,917	27,761	44,099	17,386	19,259	15,944	10,446	8,403	7,969	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1	2	3	4	5	6	7	8	9	10	11
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	Current Year Premiums Earned
1. Prior	222	(5)	(2)		5						
2. 1998	15,272	15,636	15,627	15,637	15,643	15,641	15,641	15,641	15,641	15,641	
3. 1999	XXX	19,297	20,115	20,086	20,094	20,088	20,088	20,088	20,088	20,088	
4. 2000	XXX	XXX	23,541	24,113	24,148	24,145	24,145	24,138	24,138	24,138	1
5. 2001	XXX	XXX	XXX	24,397	24,435	24,453	24,431	24,430	24,430	24,431	1
6. 2002	XXX	XXX	XXX	XXX	19,956	20,189	20,057	20,056	20,051	20,050	(1)
7. 2003	XXX	XXX	XXX	XXX	XXX	21,170	21,416	21,438	21,424	21,423	(1)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	36,615	36,948	36,886	36,891	5
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44,657	47,003	46,975	(28)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49,429	51,946	2,517
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51,781	51,781
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54,275
13. Earned Prems.(P-Pt 1)	15,495	19,657	22,654	24,200	19,624	21,355	36,707	45,003	51,694	54,275	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1	2	3	4	5	6	7	8	9	10	11
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	Current Year Premiums Earned
1. Prior	151	1	(2)		5						
2. 1998	9,177	9,296	9,285	9,292	9,301	9,299	9,299	9,299	9,299	9,299	
3. 1999	XXX	10,710	11,154	11,155	11,168	11,164	11,164	11,164	11,164	11,164	
4. 2000	XXX	XXX	13,409	13,528	13,586	13,585	13,585	13,581	13,581	13,581	
5. 2001	XXX	XXX	XXX	9,540	9,533	9,544	9,540	9,541	9,541	9,542	1
6. 2002	XXX	XXX	XXX	XXX	6,690	6,769	6,747	6,747	6,746	6,746	
7. 2003	XXX	XXX	XXX	XXX	XXX	6,570	6,650	6,658	6,656	6,656	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	11,910	12,021	12,012	12,013	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,855	14,483	14,475	(7)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,343	15,995	652
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,415	13,415
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,062
13. Earned Prems.(P-Pt 1)	9,328	10,830	12,146	8,916	6,345	6,597	11,965	13,970	15,958	14,062	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1	2	3	4	5	6	7	8	9	10	11
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	Current Year Premiums Earned
1. Prior	360	(2)	(1)	12	1	(1)					
2. 1998	6,248	6,369	6,369	6,375	6,383	6,383	6,383	6,383	6,377	6,377	
3. 1999	XXX	8,287	8,665	8,688	8,720	8,721	8,725	8,725	8,725	8,725	
4. 2000	XXX	XXX	8,818	9,199	9,197	9,188	9,199	9,199	9,199	9,199	
5. 2001	XXX	XXX	XXX	7,867	7,980	7,985	8,006	8,008	8,008	8,008	
6. 2002	XXX	XXX	XXX	XXX	4,606	4,526	4,545	4,543	4,543	4,543	
7. 2003	XXX	XXX	XXX	XXX	XXX	4,752	4,812	4,818	4,818	4,818	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,921	6,036	5,989	5,990	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,731	7,286	7,244	(41)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,860	7,573	712
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,718	10,718
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,390
13. Earned Prems.(P-Pt 1)	6,607	8,407	9,194	8,268	4,732	4,569	5,756	6,852	7,361	11,390	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1	2	3	4	5	6	7	8	9	10	11
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	Current Year Premiums Earned
1. Prior	61	1		9							
2. 1998	684	744	735	740	743	743	744	744	743	743	
3. 1999	XXX	3,009	3,238	3,243	3,247	3,247	3,249	3,249	3,249	3,249	
4. 2000	XXX	XXX	4,135	4,243	4,242	4,240	4,247	4,247	4,247	4,247	
5. 2001	XXX	XXX	XXX	3,404	3,438	3,438	3,451	3,457	3,457	3,457	
6. 2002	XXX	XXX	XXX	XXX	2,980	2,951	2,961	2,957	2,957	2,957	
7. 2003	XXX	XXX	XXX	XXX	XXX	2,339	2,366	2,379	2,379	2,379	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,979	4,262	4,231	4,231	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,852	4,085	4,068	(16)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,321	3,609	289
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,342	4,342
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,615
13. Earned Prems.(P-Pt 1)	744	3,070	4,354	3,038	2,674	2,446	2,894	4,150	3,522	4,615	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(8)	1	1	(1)							
2. 1998	7,181	6,952	6,947	6,945	6,945	6,945	6,945	6,945	6,945	6,945	
3. 1999	XXX	8,407	8,243	8,242	8,243	8,243	8,243	8,243	8,243	8,243	
4. 2000	XXX	XXX	8,968	9,058	9,089	9,046	9,047	9,047	9,047	9,047	
5. 2001	XXX	XXX	XXX	9,392	9,469	9,444	9,444	9,444	9,444	9,444	
6. 2002	XXX	XXX	XXX	XXX	4,396	4,298	4,298	4,299	4,299	4,299	
7. 2003	XXX	XXX	XXX	XXX	XXX	561	569	571	571	571	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,632	1,640	1,640	1,640	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,205	2,309	2,309	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,286	2,407	121
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,533	2,533
12 Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,653
13. Earned Prems.(P-Pt 1)	7,173	8,178	8,800	9,477	4,506	396	1,641	2,215	2,390	2,653	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	19		(1)	(1)							
2. 1998	1,074	985	966	964	965	965	965	965	965	965	
3. 1999	XXX	1,381	1,215	1,212	1,216	1,216	1,216	1,216	1,216	1,216	
4. 2000	XXX	XXX	2,198	2,185	2,216	2,173	2,173	2,173	2,173	2,173	
5. 2001	XXX	XXX	XXX	4,409	4,531	4,508	4,508	4,508	4,508	4,508	
6. 2002	XXX	XXX	XXX	XXX	2,533	2,441	2,441	2,441	2,441	2,441	
7. 2003	XXX	XXX	XXX	XXX	XXX	184	189	189	189	189	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	875	877	877	877	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	346	366	366	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	305	332	28
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	588	588
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	615
13. Earned Prems.(P-Pt 1)	1,094	1,292	2,040	2,826	1,597	24	878	348	324	615	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	
5. 2001	XXX	XXX	XXX							0	
6 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,645	1,645	1,645	1,645	1,645	
8 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,372	2,372	2,372	2,372	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12 Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					0						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12 Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(1,880)	(1,507)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	20	(6)		4							
2. 1998	495	473	464	468	468	468	468	468	468	468	
3. 1999	XXX	430	321	315	315	315	315	315	315	315	
4. 2000	XXX	XXX	378	331	329	329	329	329	329	329	
5. 2001	XXX	XXX	XXX	282	268	253	252	254	254	254	
6. 2002	XXX	XXX	XXX	XXX	153	135	135	136	136	136	
7. 2003	XXX	XXX	XXX	XXX	XXX	194	198	199	199	199	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	152	153	154	154	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	268	275	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	531	561	30
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	687	687
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	723
13. Earned Prems.(P-Pt 1)	514	401	261	237	137	162	155	256	548	723	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	28	(5)		4							
2. 1998	239	226	223	226	226	226	226	226	226	226	
3. 1999	XXX	167	136	135	135	135	135	135	135	135	
4. 2000	XXX	XXX	98	89	88	88	88	88	88	88	
5. 2001	XXX	XXX	XXX	101	98	96	96	101	101	101	
6. 2002	XXX	XXX	XXX	XXX	49	47	47	50	50	50	
7. 2003	XXX	XXX	XXX	XXX	XXX	36	37	38	38	38	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	29	28	28	28	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	56	57	58	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	138	144	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	142	142
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	149
13. Earned Prems.(P-Pt 1)	267	149	65	99	46	32	29	65	138	149	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(14)	(3)	2								
2. 1998	283	216	215	215	215	215	215	215	215	215	
3. 1999	XXX	315	289	289	289	289	289	289	289	289	
4. 2000	XXX	XXX	190	183	179	179	(453)	(453)	(453)	(453)	
5. 2001	XXX	XXX	XXX	121	66	66	(782)	(782)	(782)	(782)	
6. 2002	XXX	XXX	XXX	XXX	37	37	13	13	13	13	
7. 2003	XXX	XXX	XXX	XXX	XXX	289	258	258	258	258	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,829	1,829	1,829	1,829	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	188	188	188	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	298	298	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	293	293
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	293
13. Earned Prems.(P-Pt 1)	269	244	165	114	(23)	289	294	188	298	293	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(6)	(3)	2								
2. 1998	217	166	166	166	166	166	166	166	166	166	
3. 1999	XXX	126	114	114	114	114	114	114	114	114	
4. 2000	XXX	XXX	94	89	87	87	37	37	37	37	
5. 2001	XXX	XXX	XXX	78	44	44	1	1	1	1	
6. 2002	XXX	XXX	XXX	XXX	16	16	15	15	15	15	
7. 2003	XXX	XXX	XXX	XXX	XXX	50	49	49	49	49	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	95	95	95	95	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	112	112	112	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89	89	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109	109
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109
13. Earned Prems.(P-Pt 1)	211	72	83	74	(21)	50	(2)	112	89	109	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	256,399		
1.12 Totals	256,399	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
5.1 Fidelity
5.2 Surety $46

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts.
This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method.
Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.
2) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002.
The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.
3) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business. Effective 6/1/2005 the retention increased to $500,000.
4) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.
5) The medical malpractice excess reinsurance retention before 4/1/2004 was $200,000. Effective 4/1/2004, this retention increased to $300,000.
6) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.
7) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Star Insurance Company. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.
8) Effective 1/1/2005, Star Insurance Company began an intercompany pooling arrangement with Savers Property and Casualty Insurance Company (NAIC #16551), Williamsburg National Insurance Company (NAIC #25780) and Ameritrust Insurance Corporation (NAIC #10665).
The respective percentages as of January 1, 2006 are: 56.6%, 22.0%, 11.4% and 10.0%. All lines of business are included in this arrangement except accident and health.
9) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities of PICL. Star assumed liabilities of $1.1 million from PICL, where are all workers' compensation liabilities and are included in the intercompany pooling arrangemen noted in item #8 above.

Exhibit 28.2 Savers Property & Casualty Insurance Company's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	260	48	63	155	15		13	136	XXX
2. 1998	40,608	18,612	21,996	24,969	13,745	6,166	3,523	1,808	135	121	15,541	XXX
3. 1999	47,344	22,175	25,169	34,602	19,644	7,240	3,465	2,477	228	222	20,982	XXX
4. 2000	60,295	31,073	29,222	44,771	27,298	8,328	4,336	3,208	491	417	24,181	XXX
5. 2001	64,722	30,731	33,991	39,318	20,732	7,017	2,877	2,827	636	729	24,916	XXX
6. 2002	46,030	14,937	31,092	25,540	10,733	4,650	1,668	1,870	130	1,143	19,528	XXX
7. 2003	46,707	13,749	32,958	20,732	5,717	3,745	589	1,986	119	240	20,039	XXX
8. 2004	63,549	16,363	47,186	24,147	7,655	4,016	469	2,400	62	184	22,377	XXX
9. 2005	71,615	16,624	54,991	21,908	5,153	2,771	234	2,441	25	178	21,707	XXX
10. 2006	72,003	15,921	56,082	15,887	3,515	1,849	87	2,451	2	130	16,583	XXX
11. 2007	74,162	15,158	59,003	8,103	1,426	1,044	16	1,833	0	84	9,538	XXX
12. Totals	XXX	XXX	XXX	260,236	115,666	46,889	17,418	23,316	1,830	3,461	195,528	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	1,257	770	672	335	96	38	168	90	47	5	42	1,002	XXX
2. 1998	1,352	994	713	568	95	71	198	164	60	14	16	607	XXX
3. 1999	1,564	1,248	1,101	975	141	197	311	268	105	21	22	512	XXX
4. 2000	2,726	2,293	1,420	1,250	135	102	288	238	153	2	27	837	XXX
5. 2001	3,042	2,484	1,621	1,376	221	149	359	270	161	1	35	1,124	XXX
6. 2002	1,464	863	2,013	1,398	143	64	516	369	109	(2)	21	1,553	XXX
7. 2003	2,206	578	2,532	1,190	198	34	582	249	154	0	37	3,621	XXX
8. 2004	4,814	2,111	4,758	2,197	362	74	1,316	606	215	0	91	6,477	XXX
9. 2005	7,519	2,184	7,499	2,507	607	83	1,995	714	358	0	139	12,489	XXX
10. 2006	8,296	1,859	12,287	3,630	813	74	3,417	1,060	635		188	18,626	XXX
11. 2007	8,294	1,145	20,505	5,226	693	56	5,496	1,525	1,071		282	28,106	XXX
12. Totals	42,534	16,529	55,122	20,652	3,304	942	14,647	5,554	3,067	41	898	74,956	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	823	178
2. 1998	35,361	19,213	16,148	87.1	103.2	73.4			22.00	503	104
3. 1999	47,541	26,047	21,494	100.4	117.5	85.4			22.00	442	70
4. 2000	61,029	36,010	25,019	101.2	115.9	85.6			22.00	603	235
5. 2001	54,566	28,526	26,040	84.3	92.8	76.6			22.00	803	321
6. 2002	36,305	15,224	21,082	78.9	101.9	67.8			22.00	1,216	337
7. 2003	32,135	8,475	23,660	68.8	61.6	71.8			22.00	2,970	651
8. 2004	42,028	13,174	28,854	66.1	80.5	61.1			22.00	5,264	1,213
9. 2005	45,097	10,900	34,196	63.0	65.6	62.2			22.00	10,327	2,162
10. 2006	45,435	10,226	35,209	63.1	64.2	62.8			22.00	15,095	3,531
11. 2007	47,040	9,395	37,645	63.4	62.0	63.8			22.00	22,428	5,678
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	60,475	14,480

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	8,873	12,880	12,699	12,685	12,849	13,361	13,650	13,739	13,914	13,893	(21)	154
2. 1998	11,763	13,219	15,099	13,743	14,008	14,007	14,215	14,393	14,515	14,429	(86)	36
3. 1999	XXX	15,141	17,123	17,651	18,924	19,359	19,111	19,101	19,136	19,162	25	61
4. 2000	XXX	XXX	20,257	22,729	21,509	21,199	21,049	21,915	22,250	22,151	(99)	236
5. 2001	XXX	XXX	XXX	22,436	23,420	24,017	24,414	23,964	23,758	23,689	(69)	(275)
6. 2002	XXX	XXX	XXX	XXX	19,355	18,922	19,080	19,377	19,231	19,231	(0)	(146)
7. 2003	XXX	XXX	XXX	XXX	XXX	20,500	20,774	21,649	21,865	21,639	(225)	(9)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	28,274	27,214	25,851	26,301	449	(914)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,050	32,306	31,423	(883)	(627)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,657	32,126	(531)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34,740	XXX	XXX
										12. Totals	(1,441)	(1,484)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000	3,934	8,263	9,810	10,445	11,377	11,838	12,431	12,812	12,933	XXX	XXX
2. 1998	3,063	6,844	9,821	11,366	12,441	13,082	13,345	13,709	13,869	13,868	XXX	XXX
3. 1999	XXX	3,563	8,668	12,512	15,765	17,495	18,066	18,518	18,646	18,733	XXX	XXX
4. 2000	XXX	XXX	5,057	11,667	15,319	18,141	19,552	20,359	21,109	21,465	XXX	XXX
5. 2001	XXX	XXX	XXX	5,731	12,874	17,687	20,289	21,723	22,495	22,725	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	5,190	10,398	14,020	16,233	17,282	17,788	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	5,250	10,773	14,428	16,792	18,172	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,353	12,766	16,821	20,038	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,138	14,762	19,292	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,988	14,134	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,705	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2,982	2,577	1,645	963	702	728	647	511	468	415
2. 1998	5,565	2,969	3,133	770	574	296	264	196	168	179
3. 1999	XXX	7,531	4,160	1,883	947	786	459	212	155	169
4. 2000	XXX	XXX	10,023	4,951	1,884	469	129	441	376	220
5. 2001	XXX	XXX	XXX	10,091	4,378	2,154	1,790	632	418	334
6. 2002	XXX	XXX	XXX	XXX	9,169	3,759	2,035	1,297	838	763
7. 2003	XXX	XXX	XXX	XXX	XXX	9,740	5,062	3,288	2,391	1,676
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	15,090	8,042	4,509	3,271
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,373	9,570	6,272
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,138	11,015
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,249

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	2,782	1,646	1,137	3,661	2,983	749	723	191	42	2	853	867
3. 1999	5,031	3,151	1,880	5,187	3,765	884	645	301	99	4	1,864	1,168
4. 2000	9,378	7,239	2,140	10,154	7,682	1,610	1,299	470	170	12	3,083	1,846
5. 2001	8,926	2,868	6,057	7,972	3,338	1,199	528	338	105	255	5,540	1,010
6. 2002	4,562	702	3,860	3,082	758	315	103	211	125	43	2,622	244
7. 2003	3,694	847	2,847	1,547	298	424	116	205	6	1	1,758	208
8. 2004	8,405	1,964	6,441	3,949	1,134	625	103	259	2	2	3,593	420
9. 2005	12,452	2,470	9,982	4,457	892	418	68	293	2	2	4,208	542
10. 2006	12,792	1,937	10,855	2,137	114	132	4	347	0	6	2,497	552
11. 2007	13,582	1,819	11,763	1,158	0	42		286	0	2	1,485	524
12. Totals	XXX	XXX	XXX	43,305	20,964	6,399	3,589	2,901	550	329	27,502	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998	6	6	(0)	(0)	1	1	(0)	(0)	0	0		0	1
3. 1999	2	2	0	0	1	1	0	0	0	0		0	1
4. 2000	53	43	0	0	10	7	0	0	2	1	0	15	2
5. 2001	240	145	107	91	18	8	21	18	1		3	125	2
6. 2002	32	0	79	19	3		16	4	2		1	109	3
7. 2003	245	138	56	45	25	3	11	9	11		2	153	2
8. 2004	223	40	305	225	28	1	61	45	3		4	310	4
9. 2005	1,883	685	909	482	140	27	181	96	24		22	1,847	20
10. 2006	2,517	662	2,383	855	92	16	475	171	136		39	3,898	32
11. 2007	2,585	540	4,346	936	113	17	867	187	231		56	6,461	182
12. Totals	7,787	2,262	8,185	2,653	431	81	1,633	529	409	1	128	12,919	247

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage: 30 Ceded	Loss and Loss Expense Percentage: 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	4,607	3,754	853	165.6	228.1	75.0			22.00	0	0
3. 1999	6,377	4,513	1,864	126.8	143.2	99.2			22.00	0	0
4. 2000	12,299	9,202	3,098	131.1	127.1	144.8			22.00	10	5
5. 2001	9,897	4,232	5,665	110.9	147.6	93.5			22.00	111	14
6. 2002	3,740	1,010	2,730	82.0	143.9	70.7			22.00	92	17
7. 2003	2,526	614	1,911	68.4	72.5	67.1			22.00	119	35
8. 2004	5,454	1,551	3,903	64.9	79.0	60.6			22.00	263	47
9. 2005	8,305	2,249	6,055	66.7	91.1	60.7			22.00	1,626	222
10. 2006	8,218	1,823	6,396	64.2	94.1	58.9			22.00	3,382	516
11. 2007	9,627	1,681	7,946	70.9	92.5	67.5			22.00	5,455	1,007
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	11,057	1,862

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	214	156	8	15	2			53	XXX
2. 1998	19,067	6,873	12,193	10,371	3,710	1,430	425	1,027	47	23	8,645	2,519
3. 1999	20,662	7,742	12,920	13,854	5,932	1,939	855	1,259	80	41	10,184	2,656
4. 2000	26,793	10,790	16,002	21,183	12,472	2,638	1,334	1,766	212	117	11,570	3,370
5. 2001	30,815	17,141	13,674	16,739	10,607	2,026	1,133	1,516	411	194	8,130	3,791
6. 2002	23,803	6,758	17,046	11,942	3,873	1,679	302	980	(90)	121	10,516	1,910
7. 2003	27,089	7,486	19,603	12,620	3,117	1,939	215	1,114	1	111	12,340	1,781
8. 2004	31,551	6,197	25,354	10,711	1,487	1,937	117	1,295		54	12,339	1,788
9. 2005	30,333	4,060	26,273	9,088	828	1,453	45	1,095		28	10,763	1,542
10. 2006	27,045	3,266	23,779	6,431	563	1,199	32	1,181		14	8,216	1,481
11. 2007	25,594	3,097	22,496	2,760	307	848	10	858		0	4,150	1,251
12. Totals	XXX	XXX	XXX	115,913	43,053	17,096	4,483	12,094	660	703	96,907	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	1,206	741	481	212	31	20	86	38	36		11	828	7
2. 1998	1,187	876	433	312	44	25	78	56	41		11	515	7
3. 1999	1,302	1,049	649	587	67	64	116	105	75		13	405	12
4. 2000	2,550	2,231	1,284	1,194	94	91	229	213	141		25	568	22
5. 2001	2,445	2,166	1,222	1,142	104	104	219	204	137		24	511	28
6. 2002	1,280	809	1,172	734	73	39	210	131	86		16	1,107	17
7. 2003	1,527	311	1,962	908	87	17	351	162	104		23	2,633	22
8. 2004	2,377	1,256	2,563	1,117	138	47	458	200	112		32	3,029	37
9. 2005	3,309	898	3,617	871	228	36	647	156	189		45	6,029	59
10. 2006	3,393	297	5,105	1,081	306	28	913	193	276		55	8,393	111
11. 2007	4,574	534	7,760	1,256	388	33	1,388	225	486		80	12,549	502
12. Totals	25,150	11,168	26,249	9,413	1,561	504	4,693	1,683	1,683	0	332	36,567	823

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	733	95
2. 1998	14,610	5,451	9,160	76.6	79.3	75.1			22.00	433	81
3. 1999	19,261	8,672	10,589	93.2	112.0	82.0			22.00	316	89
4. 2000	29,885	17,747	12,137	111.5	164.5	75.8			22.00	409	159
5. 2001	24,408	15,768	8,641	79.2	92.0	63.2			22.00	359	152
6. 2002	17,421	5,798	11,623	73.2	85.8	68.2			22.00	909	198
7. 2003	19,704	4,731	14,973	72.7	63.2	76.4			22.00	2,270	363
8. 2004	19,592	4,224	15,368	62.1	68.2	60.6			22.00	2,567	462
9. 2005	19,627	2,834	16,792	64.7	69.8	63.9			22.00	5,157	872
10. 2006	18,804	2,195	16,609	69.5	67.2	69.8			22.00	7,119	1,274
11. 2007	19,063	2,364	16,699	74.5	76.3	74.2			22.00	10,545	2,004
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	30,818	5,749

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	18	(77)	56	87	12		0	76	XXX
2. 1998	6,023	3,626	2,397	4,600	3,004	1,540	1,182	287	40	30	2,200	798
3. 1999	7,640	4,209	3,431	7,854	5,183	1,889	1,163	446	46	107	3,797	1,094
4. 2000	8,805	4,721	4,084	6,385	3,588	1,435	813	469	82	191	3,806	1,194
5. 2001	9,406	3,466	5,941	7,557	3,214	1,349	253	461	46	112	5,854	1,026
6. 2002	7,628	2,466	5,162	4,724	2,043	773	168	367	31	68	3,621	599
7. 2003	8,300	2,564	5,736	3,297	456	686	73	337	26	81	3,764	473
8. 2004	14,268	4,651	9,617	6,086	2,903	851	144	507	6	52	4,391	548
9. 2005	17,492	5,430	12,062	5,146	1,900	576	79	561	(0)	35	4,254	500
10. 2006	20,093	6,203	13,890	4,590	1,661	351	39	519	(0)	33	3,760	471
11. 2007	21,096	5,466	15,631	1,777	191	94	4	357		21	2,033	334
12. Totals	XXX	XXX	XXX	52,034	24,066	9,550	4,005	4,322	278	730	37,557	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	31	22	131	85	43	11	56	37	8	5	2	111	10
2. 1998	46	45	241	236	46	45	104	102	13	13	4	11	7
3. 1999	87	82	424	376	69	63	183	162	23	21	7	82	14
4. 2000	44	2	54	21	22	4	24	9	4	1	2	111	3
5. 2001	305	140	187	76	77	26	73	27	17		7	391	6
6. 2002	69	7	121	44	22	2	50	18	8		3	199	3
7. 2003	334	96	315	81	66	8	132	33	24		10	652	12
8. 2004	1,707	638	1,454	623	159	13	608	265	72		47	2,459	50
9. 2005	1,954	389	2,208	707	177	17	816	263	110		62	3,890	74
10. 2006	1,637	454	3,254	1,084	132	20	1,334	440	138		72	4,497	82
11. 2007	626	20	5,274	1,626	109	1	1,958	566	205		88	5,960	111
12. Totals	6,841	1,894	13,663	4,960	923	210	5,338	1,922	622	40	304	18,363	372

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	55	56
2. 1998	6,878	4,667	2,211	114.2	128.7	92.3			22.00	7	4
3. 1999	10,975	7,096	3,879	143.6	168.6	113.1			22.00	53	29
4. 2000	8,437	4,520	3,917	95.8	95.7	95.9			22.00	75	36
5. 2001	10,027	3,782	6,244	106.6	109.1	105.1			22.00	277	114
6. 2002	6,133	2,314	3,820	80.4	93.8	74.0			22.00	139	60
7. 2003	5,190	774	4,416	62.5	30.2	77.0			22.00	471	181
8. 2004	11,443	4,593	6,851	80.2	98.7	71.2			22.00	1,900	560
9. 2005	11,498	3,354	8,143	65.7	61.8	67.5			22.00	3,067	823
10. 2006	11,956	3,698	8,258	59.5	59.6	59.4			22.00	3,353	1,144
11. 2007	10,400	2,407	7,993	49.3	44.0	51.1			22.00	4,254	1,706
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	13,650	4,713

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX			3		0			3	XXX
2. 1998	143	72	70	9	4	23	19	2			11	7
3. 1999	186	90	96	90	13	22	4	8			102	6
4. 2000	226	75	150	130	87	63	32	7			87	7
5. 2001	260	67	194	20	29	23	13	5			11	6
6. 2002	252	35	217	64	9	63	13	8			113	4
7. 2003	334	28	306	89	84	19	3	7			29	6
8. 2004	378	27	350	26	3	31	10	6			51	4
9. 2005	436	25	411	36	18	7	3	5			28	2
10. 2006	417	2	415					1			1	1
11. 2007	332		332								0	
12. Totals	XXX	XXX	XXX	465	247	264	95	49	0	0	436	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior			9				5		0			14	
2. 1998			1				0		0			1	
3. 1999	2		2		2		1		0			7	0
4. 2000	44		9		1		5		2			61	0
5. 2001			9				5		1			14	
6. 2002			15				9		1			24	
7. 2003			23	2	1	1	13	1	1			35	0
8. 2004	12	5	59	6	6	3	34	5	4			96	0
9. 2005	68		89	13	13		51	7	9			209	1
10. 2006			128		1		73		11			212	0
11. 2007			119				68		12			199	
12. Totals	126	5	462	20	24	3	263	14	41	0	0	874	3

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	9	5
2. 1998	35	23	12	24.7	31.9	17.3			22.00	1	0
3. 1999	126	17	109	67.8	18.4	113.6			22.00	4	3
4. 2000	267	119	148	118.3	157.9	98.5			22.00	53	8
5. 2001	68	42	26	25.9	62.7	13.3			22.00	9	6
6. 2002	159	22	137	63.2	63.0	63.3			22.00	15	9
7. 2003	154	90	64	46.0	319.1	20.9			22.00	21	14
8. 2004	179	32	147	47.3	116.0	42.0			22.00	60	36
9. 2005	278	41	237	63.7	166.1	57.6			22.00	144	65
10. 2006	213	0	213	51.1	0.0	51.3			22.00	128	84
11. 2007	199	0	199	60.0	0.0	60.0			22.00	119	80
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	562	311

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	574	296	278	310	159	141	56	21			259	19
3. 1999	661	319	342	392	158	247	110	29			399	24
4. 2000	797	251	546	649	352	282	75	36			540	23
5. 2001	1,089	238	851	765	368	385	106	47			725	24
6. 2002	1,363	270	1,093	478	56	430	41	51			863	31
7. 2003	1,685	321	1,363	972	353	519	76	81			1,143	35
8. 2004	1,939	383	1,556	259	14	300	33	70			581	28
9. 2005	2,228	242	1,986	257	16	171	25	71			458	16
10. 2006	2,086	191	1,895	106	17	65	8	71			217	15
11. 2007	1,997	231	1,765	2	(2)	4		29			38	8
12. Totals	XXX	XXX	XXX	4,189	1,490	2,548	530	506	0	0	5,223	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			0	0			0	0	0			1	0
7. 2003	33		13	7	6		7	4	2			51	1
8. 2004			7	2	0		4	1	0			9	0
9. 2005	31	6	128	46	17	1	73	28	9			176	1
10. 2006	194	25	377	44	43	5	215	33	31			755	3
11. 2007	90		615	94	37		350	54	41			985	6
12. Totals	347	30	1,140	192	104	6	650	119	83	0	0	1,976	12

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	475	215	259	82.7	72.7	93.3			22.00	0	0
3. 1999	667	268	399	101.0	84.1	116.6			22.00	0	0
4. 2000	967	426	540	121.3	169.9	99.0			22.00	0	0
5. 2001	1,198	473	725	110.0	198.7	85.2			22.00	0	0
6. 2002	960	97	863	70.4	35.9	78.9			22.00	0	0
7. 2003	1,634	441	1,194	97.0	137.1	87.5			22.00	39	12
8. 2004	640	50	590	33.0	13.1	37.9			22.00	5	4
9. 2005	756	122	634	33.9	50.4	31.9			22.00	107	69
10. 2006	1,102	130	972	52.8	68.4	51.3			22.00	502	252
11. 2007	1,168	145	1,023	58.5	62.7	58.0			22.00	611	375
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,265	712

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

NONE

	Losses Unpaid, Case Basis: 13 Direct and Assumed	Losses Unpaid, Case Basis: 14 Ceded	Losses Unpaid, Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid, Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid, Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid, Case Basis: 18 Ceded	Defense and Cost Containment Unpaid, Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid, Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	15	(0)	(3)		0			14	XXX
2. 1998	2,568	289	2,279	958	243	542	102	98			1,253	132
3. 1999	3,268	1,193	2,075	2,044	927	1,055	154	183		9	2,201	180
4. 2000	3,574	1,692	1,881	1,509	340	868	147	132			2,022	152
5. 2001	3,214	1,181	2,033	1,491	942	555	162	134		81	1,076	119
6. 2002	1,839	1,040	800	157	33	99	25	62			260	56
7. 2003	1,776	951	825	244	117	46	24	54	(15)		218	38
8. 2004	2,237	1,125	1,112	1,287	1,151	84	13	83	15	1	274	95
9. 2005	2,663	1,613	1,050	397	300	38	5	99		0	229	44
10. 2006	2,861	1,369	1,492	84	24	17	3	73			148	47
11. 2007	4,427	1,794	2,633	24	5	5	2	54			77	62
12. Totals	XXX	XXX	XXX	8,210	4,081	3,306	638	973	0	90	7,771	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	11		30	22	10		13	9	1		0	35	1
2. 1998	99	60	27	11	3		12	3	4		1	71	0
3. 1999	160	105	25	10	2	69	11	0	6		2	18	0
4. 2000	8	1	56	27	6	0	24	12	3		1	57	1
5. 2001	7		67	49	17	7	29	14	3		1	52	1
6. 2002	9	2	76	61	5	1	33	21	2		1	39	1
7. 2003	24	2	142	131	7	1	61	35	9		2	74	1
8. 2004	398	81	305	196	21	5	132	85	19		8	507	6
9. 2005	254	198	438	364	14	1	189	157	14		8	189	7
10. 2006	528	416	707	470	18	2	305	203	31		14	499	8
11. 2007	118	42	1,547	978	14	5	668	422	60		19	960	20
12. Totals	1,615	906	3,421	2,319	115	93	1,477	961	150	0	56	2,499	46

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	20	15
2. 1998	1,742	419	1,324	67.8	144.7	58.1			22.00	56	15
3. 1999	3,484	1,265	2,219	106.6	106.0	107.0			22.00	69	(52)
4. 2000	2,606	527	2,079	72.9	31.1	110.5			22.00	36	21
5. 2001	2,302	1,174	1,128	71.6	99.4	55.5			22.00	25	27
6. 2002	442	143	299	24.0	13.8	37.4			22.00	22	17
7. 2003	588	296	292	33.1	31.1	35.4			22.00	32	42
8. 2004	2,328	1,546	782	104.1	137.5	70.3			22.00	426	82
9. 2005	1,443	1,026	418	54.2	63.6	39.8			22.00	131	58
10. 2006	1,764	1,118	646	61.6	81.6	43.3			22.00	350	149
11. 2007	2,489	1,453	1,036	56.2	81.0	39.3			22.00	645	314
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,810	689

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX		(48)	1	48				1	XXX
2. 1998	2,788	425	2,363	1,294	403	778	162	97	5		1,599	83
3. 1999	3,179	502	2,677	866	231	710	141	95	1		1,299	103
4. 2000	3,420	793	2,627	1,180	553	891	243	164	28	2	1,411	114
5. 2001	3,684	1,098	2,585	1,633	691	1,106	413	212	73		1,776	125
6. 2002	1,751	621	1,131	643	373	435	243	144	64	22	542	83
7. 2003	154	9	145	6	6	18	8	123	102		31	12
8. 2004	638	341	297	31		107		90	38		191	37
9. 2005	861	135	726	64		73		102	26		214	55
10. 2006	929	126	803	96		36		44	2		172	44
11. 2007	1,031	239	792	44	5	7		40			86	48
12. Totals	XXX	XXX	XXX	5,857	2,216	4,164	1,257	1,111	338	24	7,321	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	6	4			11	7			1			6	0
2. 1998	6		2	1	2		1	0	0			9	0
3. 1999												0	
4. 2000	11		13	6	2		6	2	1			24	0
5. 2001	15	3	17	6	5	3	7	3	2	0	0	30	1
6. 2002	29		23	12	19		10	5	3		0	66	1
7. 2003												0	
8. 2004	(3)		26	5	4		11	2	1			32	0
9. 2005	1		55	11	1		24	5	3		0	67	1
10. 2006	2		101	12	9		43	5	5		0	143	3
11. 2007	29	6	164	56	19		71	24	10		1	208	11
12. Totals	95	13	401	108	70	11	173	47	26	0	2	587	19

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2	4
2. 1998	2,180	571	1,609	78.2	134.3	68.1			22.00	7	3
3. 1999	1,672	374	1,299	52.6	74.4	48.5			22.00	0	0
4. 2000	2,267	832	1,435	66.3	104.9	54.6			22.00	18	6
5. 2001	2,998	1,192	1,806	81.4	108.5	69.9			22.00	23	7
6. 2002	1,305	697	608	74.5	112.3	53.8			22.00	40	26
7. 2003	148	116	31	95.9	1,259.5	21.6			22.00	0	0
8. 2004	268	45	223	42.0	13.2	75.1			22.00	18	14
9. 2005	322	42	280	37.4	30.8	38.6			22.00	44	22
10. 2006	335	19	316	36.0	15.0	39.3			22.00	91	53
11. 2007	385	91	294	37.3	37.9	37.1			22.00	133	76
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	376	211

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	66	56	28	22			1	15	XXX
2. 2006	3,039	2,557	482	1,285	1,130	6		33		2	194	XXX
3. 2007	2,890	2,319	571	1,102	920	5	0	40			227	XXX
4. Totals	XXX	XXX	XXX	2,453	2,106	38	22	74	0	3	436	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	129	106	41	36	11	9	4	4	4		0	35	8
2. 2006	16	5	73	65	4	3	8	7	2		0	23	1
3. 2007	13		273	224	2		29	24	8		1	77	4
4. Totals	159	111	386	325	17	12	42	35	14	0	1	135	13

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	28	7
2. 2006	1,427	1,209	218	47.0	47.3	45.2			22.00	20	4
3. 2007	1,473	1,169	303	51.0	50.4	53.2			22.00	62	15
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	109	26

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	(14)		26		16		18	28	XXX
2. 2006	2,396	166	2,229	1,133		35		173		74	1,341	210
3. 2007	2,799	75	2,724	1,234		39		166		61	1,439	269
4. Totals	XXX	XXX	XXX	2,352	0	101	0	355	0	154	2,809	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	3		24		16		3		1		2	47	15
2. 2006	7		62		2		8		2		5	80	15
3. 2007	253		264	0	9		35	0	13		38	575	62
4. Totals	262	0	350	0	28	0	47	0	16	0	45	703	92

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	27	21
2. 2006	1,421	0	1,421	59.3	0.0	63.8			22.00	69	12
3. 2007	2,014	0	2,014	72.0	0.1	73.9			22.00	517	58
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	612	91

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	27	31	53	61			22	(11)	XXX
2. 2006	17	16	1								0	XXX
3. 2007	20	18	1								0	XXX
4. Totals	XXX	XXX	XXX	27	31	53	61	0	0	22	(11)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior	132	132	587	582	22	22	212	210	11	(0)	29	17	
2. 2006			3	3			1	1	0			1	
3. 2007			9	8			3	3	0			1	
4. Totals	132	132	599	593	22	22	216	214	11	(0)	29	19	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	5	12
2. 2006	4	4	1	24.9	23.6	40.5			22.00	0	0
3. 2007	12	11	1	61.4	59.5	87.0			22.00	1	1
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	6	13

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments – Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(731)	731								0	XXX
8. 2004		(586)	586								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid – Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid – Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			22.00	0	0
3. 1999	0	0	0	0.0	0.0	0.0			22.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			22.00	0	0
5. 2001	0	0	0	0.0	0.0	0.0			22.00	0	0
6. 2002	0	0	0	0.0	0.0	0.0			22.00	0	0
7. 2003	0	0	0	0.0	0.0	0.0			22.00	0	0
8. 2004	0	0	0	0.0	0.0	0.0			22.00	0	0
9. 2005	0	0	0	0.0	0.0	0.0			22.00	0	0
10. 2006	0	0	0	0.0	0.0	0.0			22.00	0	0
11. 2007	0	0	0	0.0	0.0	0.0			22.00	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

NONE

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR					Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	200	104	96	3	2	5	2	2			6	0
3. 1999	156	58	98					2			2	0
4. 2000	101	25	76	154	89	16	13	1			69	2
5. 2001	92	39	54	13	2	11	1	2	0		22	1
6. 2002	53	18	35	1	0						0	0
7. 2003	63	12	51					2			2	0
8. 2004	60	11	49	0				2			2	0
9. 2005	100	25	75	19	1	6		5			29	1
10. 2006	213	54	160	26	6	8	0	8		1	35	6
11. 2007	281	58	223	1	0	1	0	3			4	3
12. Totals	XXX	XXX	XXX	217	100	46	17	26	0	1	172	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			0	0			0	0	0			0	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	12	5	8	2	2		4	1	1			18	0
10. 2006	3		45	17	6		19	7	3			52	1
11. 2007	6	3	98	33	1	1	42	14	6			103	1
12. Totals	20	8	152	52	9	1	65	23	10	0	0	173	2

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	9	4	6	4.6	3.6	5.7			22.00	0	0
3. 1999	2	0	2	1.0	0.0	1.6			22.00	0	0
4. 2000	171	102	69	168.8	406.1	90.8			22.00	0	0
5. 2001	26	4	23	28.4	9.3	42.2			22.00	0	0
6. 2002	1	0	0	1.3	2.6	0.7			22.00	0	0
7. 2003	2	0	2	2.8	0.0	3.5			22.00	0	0
8. 2004	3	0	2	4.2	0.1	5.1			22.00	0	0
9. 2005	57	9	48	57.0	36.8	63.8			22.00	13	5
10. 2006	117	30	87	54.9	56.1	54.5			22.00	31	21
11. 2007	158	51	107	56.3	89.0	47.8			22.00	68	35
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	112	61

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	105	82	22	19		6	6	0			20	1
3. 1999	95	28	67	220	241	26	26	1			(20)	1
4. 2000	64	32	32								0	
5. 2001	44	29	16			7	7				0	0
6. 2002	(9)	(8)	(1)			0	0	0			0	
7. 2003	112	20	93								0	
8. 2004	114	(1)	115					0			0	
9. 2005	73	44	30								0	
10. 2006	116	35	81								0	
11. 2007	114	42	72								0	
12. Totals	XXX	XXX	XXX	239	241	39	39	1	0	0	(0)	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Losses Unpaid: Case Basis: 14 Ceded	Losses Unpaid: Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid: Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid: Case Basis: 18 Ceded	Defense and Cost Containment Unpaid: Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid: Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			4				2					5	
8. 2004			11				5					16	
9. 2005			13				6					19	
10. 2006			51				22					73	
11. 2007			35	16			15	7				28	
12. Totals	0	0	115	16	0	0	50	7	0	0	0	142	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	25	6	20	24.2	7.0	87.3			22.00	0	0
3. 1999	246	267	(20)	259.9	954.3	(30.3)			22.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			22.00	0	0
5. 2001	7	7	0	16.4	25.4	0.0			22.00	0	0
6. 2002	0	0	0	(5.0)	(2.7)	(33.3)			22.00	0	0
7. 2003	5	0	5	4.5	0.0	5.4			22.00	4	2
8. 2004	16	0	16	14.4	0.0	14.3			22.00	11	5
9. 2005	19	0	19	25.7	0.0	63.5			22.00	13	6
10. 2006	73	0	73	63.4	0.0	90.5			22.00	51	22
11. 2007	51	22	28	44.6	52.9	39.6			22.00	20	9
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	99	43

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

	Premiums Earned			Loss and Loss Expense Payments								12
Years in Which Premiums Were Earned and Losses Were Incurred	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments 4 Direct and Assumed	Loss Payments 5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	Defense and Cost Containment Payments 7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	Adjusting and Other Payments 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis 13 Direct and Assumed	Case Basis 14 Ceded	Bulk + IBNR 15 Direct and Assumed	Bulk + IBNR 16 Ceded	Case Basis 17 Direct and Assumed	Case Basis 18 Ceded	Bulk + IBNR 19 Direct and Assumed	Bulk + IBNR 20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	306	411	411	433	460	466	466	466	466	466	0	0
2. 1998	655	741	760	709	719	709	706	704	704	704	(0)	(0)
3. 1999	XXX	1,471	1,469	1,591	1,729	1,686	1,646	1,669	1,667	1,662	(5)	(7)
4. 2000	XXX	XXX	2,256	2,176	2,807	2,704	2,814	2,779	2,820	2,797	(23)	18
5. 2001	XXX	XXX	XXX	4,345	4,731	5,291	5,370	5,499	5,441	5,430	(11)	(69)
6. 2002	XXX	XXX	XXX	XXX	2,319	2,270	2,553	2,623	2,624	2,643	19	19
7. 2003	XXX	XXX	XXX	XXX	XXX	1,761	1,688	1,682	1,718	1,701	(17)	18
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,811	3,685	3,348	3,644	296	(41)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,509	5,692	5,739	47	230
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,111	5,913	(198)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,430	XXX	XXX
										12. Totals	108	168

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

1. Prior	5,133	5,288	5,036	4,905	4,929	5,011	5,281	5,335	5,377	5,393	15	58
2. 1998	6,976	7,543	8,575	7,526	7,779	7,810	7,943	8,092	8,233	8,139	(94)	47
3. 1999	XXX	8,049	9,036	9,095	9,577	9,690	9,400	9,258	9,285	9,336	50	78
4. 2000	XXX	XXX	10,764	12,367	10,445	9,973	9,854	10,519	10,663	10,443	(221)	(77)
5. 2001	XXX	XXX	XXX	8,623	8,794	8,377	8,299	7,493	7,364	7,398	34	(95)
6. 2002	XXX	XXX	XXX	XXX	10,674	10,695	10,374	10,638	10,498	10,467	(31)	(170)
7. 2003	XXX	XXX	XXX	XXX	XXX	12,380	12,843	13,763	13,986	13,756	(230)	(7)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,156	15,444	14,810	13,961	(850)	(1,484)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,677	16,749	15,508	(1,241)	(1,169)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,403	15,152	(251)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,354	XXX	XXX
										12. Totals	(2,818)	(2,821)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

1. Prior	1,705	1,939	2,036	2,285	2,426	2,683	2,733	2,753	2,853	2,829	(24)	76
2. 1998	1,608	1,868	2,107	2,038	2,015	1,973	1,992	1,977	1,979	1,965	(14)	(12)
3. 1999	XXX	2,077	2,647	2,884	3,134	3,372	3,443	3,454	3,461	3,477	15	22
4. 2000	XXX	XXX	3,101	3,307	3,317	3,463	3,314	3,474	3,454	3,526	72	52
5. 2001	XXX	XXX	XXX	4,650	4,757	5,325	5,592	5,788	5,793	5,813	19	24
6. 2002	XXX	XXX	XXX	XXX	3,361	3,395	3,515	3,416	3,438	3,476	39	60
7. 2003	XXX	XXX	XXX	XXX	XXX	3,684	3,903	3,933	3,929	4,082	153	149
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,332	5,307	5,404	6,278	874	972
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,145	6,736	7,473	737	1,328
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,257	7,600	343	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,432	XXX	XXX
										12. Totals	2,215	2,672

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	192	195	220	187	148	156	152	146	183	155	(27)	9
2. 1998	43	33	44	18	9	11	9	9	10	10	(0)	1
3. 1999	XXX	102	110	62	94	115	99	99	98	102	3	2
4. 2000	XXX	XXX	110	85	82	128	85	79	115	139	24	59
5. 2001	XXX	XXX	XXX	107	64	72	57	32	26	20	(5)	(11)
6. 2002	XXX	XXX	XXX	XXX	119	122	144	143	135	129	(6)	(14)
7. 2003	XXX	XXX	XXX	XXX	XXX	149	175	195	166	55	(111)	(140)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	196	195	171	136	(34)	(59)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	226	205	223	18	(4)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	241	201	(39)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	187	XXX	XXX
										12. Totals	(179)	(156)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	129	165	163	175	181	179	180	180	180	180	0	0
2. 1998	105	162	220	228	216	240	239	239	239	239	0	0
3. 1999	XXX	151	313	308	365	384	372	380	378	370	(7)	(10)
4. 2000	XXX	XXX	440	401	424	487	484	506	505	505	0	(1)
5. 2001	XXX	XXX	XXX	678	833	792	715	683	679	678	(1)	(5)
6. 2002	XXX	XXX	XXX	XXX	686	820	841	846	822	812	(9)	(34)
7. 2003	XXX	XXX	XXX	XXX	XXX	971	1,138	1,190	1,148	1,110	(38)	(80)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,117	1,073	723	520	(204)	(553)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,402	1,086	554	(531)	(848)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,223	869	(353)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	953	XXX	XXX
										12. Totals	(1,143)	(1,530)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	943	1,032	966	1,008	1,018	1,036	1,011	1,006	1,027	1,053	26	47
2. 1998	880	1,013	1,471	1,214	1,200	1,164	1,162	1,217	1,204	1,222	18	5
3. 1999	XXX	1,076	1,297	1,514	1,753	1,862	1,934	2,034	2,041	2,030	(11)	(4)
4. 2000	XXX	XXX	1,057	1,596	1,612	1,609	1,614	1,706	1,888	1,944	56	238
5. 2001	XXX	XXX	XXX	869	829	840	958	1,057	1,079	991	(88)	(66)
6. 2002	XXX	XXX	XXX	XXX	522	254	231	261	239	235	(4)	(25)
7. 2003	XXX	XXX	XXX	XXX	XXX	714	293	192	187	214	26	21
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	504	429	343	695	352	266
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	410	271	305	34	(105)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	560	542	(18)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	922	XXX	XXX
										12. Totals	391	377

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	1,155	1,058	971	955	947	1,010	1,032	1,055	1,045	1,050	5	(5)
2. 1998	892	1,277	1,347	1,380	1,434	1,449	1,530	1,520	1,512	1,517	5	(4)
3. 1999	XXX	1,291	1,264	1,164	1,233	1,232	1,204	1,205	1,205	1,205	0	(0)
4. 2000	XXX	XXX	1,443	1,442	1,454	1,423	1,415	1,363	1,308	1,298	(11)	(65)
5. 2001	XXX	XXX	XXX	1,443	1,634	1,642	1,730	1,716	1,683	1,665	(18)	(51)
6. 2002	XXX	XXX	XXX	XXX	466	436	495	506	533	526	(8)	20
7. 2003	XXX	XXX	XXX	XXX	XXX	19	25	10	10	10	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	201	189	168	169	0	(20)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	271	218	201	(16)	(70)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	269	269	0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	244	XXX	XXX
										12. Totals	(41)	(194)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	78	128	114	(14)	36
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	212	182	(30)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	255	XXX	XXX
										4. Totals	(44)	36

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	313	277	305	28	(9)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,241	1,246	6	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,835	XXX	XXX
										4. Totals	33	(9)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	7	(9)	(16)	(34)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0	(0)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	XXX	XXX
										4. Totals	(16)	(34)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	88	61	101	95	96	95	94	94	94	94	(0)	(0)
2. 1998	32	17	9	8	6	4	4	4	4	4	(0)	(0)
3. 1999	XXX	29	15	5	7	0					0	0
4. 2000	XXX	XXX	20	24	17	21	69	68	68	68	(0)	(0)
5. 2001	XXX	XXX	XXX	14	6	7	21	21	21	21	0	(1)
6. 2002	XXX	XXX	XXX	XXX	11	2	0	0	0	0	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	9	1	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16	1	1	1	(0)	(1)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38	17	42	25	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	76	(20)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	XXX	XXX
										12. Totals	4	3

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	101	241	202	237	235	234	233	234	234	234	0	0
2. 1998	12	14	23	22	20	30	19	19	19	19	0	0
3. 1999	XXX	14	0	12	10					(21)	(21)	(21)
4. 2000	XXX	XXX	11	5	5	1					0	0
5. 2001	XXX	XXX	XXX	6	4	2					0	0
6. 2002	XXX	XXX	XXX	XXX	1	(1)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	0				5	5	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30			16	16	16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16		19	19	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	73	30	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	XXX	XXX
										12. Totals	50	4

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	257	350	377	433	466	466	466	466	466	871	606
2. 1998	136	653	675	702	704	705	703	704	704	704	485	381
3. 1999	XXX	(15)	580	1,050	1,401	1,599	1,622	1,661	1,662	1,662	558	609
4. 2000	XXX	XXX	506	853	1,867	2,267	2,675	2,727	2,760	2,783	906	939
5. 2001	XXX	XXX	XXX	739	2,353	3,996	4,706	5,127	5,303	5,306	524	484
6. 2002	XXX	XXX	XXX	XXX	598	1,125	1,901	2,361	2,426	2,536	145	96
7. 2003	XXX	XXX	XXX	XXX	XXX	247	682	1,173	1,450	1,558	176	30
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	556	1,457	2,516	3,337	375	42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	966	2,411	3,915	467	55
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	960	2,150	438	83
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,199	255	88

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	1,659	2,616	3,266	3,559	3,844	4,059	4,293	4,549	4,600	6,529	1,761
2. 1998	1,537	3,758	5,276	6,110	6,663	7,120	7,250	7,520	7,673	7,665	1,923	589
3. 1999	XXX	2,000	4,926	6,650	8,144	8,553	8,678	8,868	8,954	9,005	2,093	551
4. 2000	XXX	XXX	2,584	6,515	7,425	8,716	9,198	9,539	9,947	10,016	2,672	675
5. 2001	XXX	XXX	XXX	1,831	4,690	6,059	6,216	6,627	6,864	7,025	2,855	907
6. 2002	XXX	XXX	XXX	XXX	2,777	6,125	7,684	8,645	9,251	9,446	1,529	364
7. 2003	XXX	XXX	XXX	XXX	XXX	2,987	6,901	8,951	10,341	11,227	1,404	356
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,568	7,713	9,901	11,044	1,376	375
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,753	7,802	9,668	1,179	304
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,545	7,035	1,024	347
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,292	496	254

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	847	1,348	1,683	1,809	2,121	2,337	2,541	2,657	2,721	2,325	1,641
2. 1998	748	1,056	1,584	1,778	1,895	1,943	1,958	1,946	1,951	1,954	449	342
3. 1999	XXX	793	1,349	2,031	2,575	3,195	3,284	3,343	3,357	3,397	674	406
4. 2000	XXX	XXX	977	1,987	2,530	2,913	3,037	3,216	3,363	3,419	804	387
5. 2001	XXX	XXX	XXX	1,790	3,087	3,862	4,809	5,229	5,461	5,439	718	302
6. 2002	XXX	XXX	XXX	XXX	1,085	1,848	2,519	2,933	3,144	3,286	415	181
7. 2003	XXX	XXX	XXX	XXX	XXX	1,412	2,118	2,683	3,097	3,454	305	155
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,407	2,308	2,850	3,890	305	193
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,322	2,966	3,693	267	160
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,310	3,241	247	142
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,676	142	81

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000			170	141	144	144	143	139	142	9	30
2. 1998				8	7	3	9	9	9	9	0	7
3. 1999	XXX			35	81	93	95	95	95	95	1	5
4. 2000	XXX	XXX		1	8	41	68	71	71	79	2	5
5. 2001	XXX	XXX	XXX	0	1	5	17	19	6	6	1	5
6. 2002	XXX	XXX	XXX	XXX		1	11	66	91	105	1	3
7. 2003	XXX	XXX	XXX	XXX	XXX	0	18	23	72	22	2	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		2	33	45	0	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	23	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	142	160	161	161	179	180	180	180	180	9	36
2. 1998	2	61	174	195	199	240	239	239	239	239	4	15
3. 1999	XXX	12	105	237	332	363	367	370	370	370	6	18
4. 2000	XXX	XXX	11	123	333	439	471	505	505	505	6	17
5. 2001	XXX	XXX	XXX	20	217	531	687	677	678	678	6	19
6. 2002	XXX	XXX	XXX	XXX	16	202	533	741	781	812	7	24
7. 2003	XXX	XXX	XXX	XXX	XXX	43	278	817	1,015	1,062	8	26
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	60	225	373	511	6	22
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	137	387	3	12
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	146	1	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	0	2

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	485	662	757	796	964	995	999	1,006	1,019	209	510
2. 1998	55	262	625	857	972	1,037	1,071	1,153	1,154	1,155	35	97
3. 1999	XXX	31	209	742	1,150	1,493	1,814	1,974	2,002	2,018	73	107
4. 2000	XXX	XXX	30	253	761	1,141	1,360	1,557	1,702	1,890	55	95
5. 2001	XXX	XXX	XXX	(26)	77	290	618	777	869	942	42	76
6. 2002	XXX	XXX	XXX	XXX	21	50	157	170	185	198	12	42
7. 2003	XXX	XXX	XXX	XXX	XXX	12	85	100	120	149	13	23
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	65	111	161	207	32	58
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	36	130	11	27
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	75	15	24
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	14	28

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	557	744	825	881	953	968	1,032	1,044	1,045	88	449
2. 1998	130	512	928	1,094	1,375	1,395	1,480	1,504	1,505	1,508	17	66
3. 1999	XXX	92	541	806	1,083	1,183	1,204	1,205	1,205	1,205	21	82
4. 2000	XXX	XXX	155	730	1,049	1,223	1,284	1,259	1,270	1,274	30	83
5. 2001	XXX	XXX	XXX	216	875	1,281	1,547	1,575	1,620	1,636	36	88
6. 2002	XXX	XXX	XXX	XXX	(5)	167	315	377	461	462	22	60
7. 2003	XXX	XXX	XXX	XXX	XXX	(4)	9	10	10	10	0	11
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	39	89	117	138	2	35
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	109	138	12	42
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	131	20	22
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	17	20

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	68	83	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	149	161	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	186	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	247	259	721	378
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	945	1,168	132	63
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,273	129	78

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(4)	(16)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	15	45	68	94	94	94	94	94	94	3	3
2. 1998			2	4	4	4	4	4	4	4	0	0
3. 1999	XXX											0
4. 2000	XXX	XXX		7	13	13	68	68	68	68	2	0
5. 2001	XXX	XXX	XXX	1	1	4	20	20	20	20	1	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2003	XXX	XXX	XXX	XXX	XXX							0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	3	25	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	27	3	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	175	184	224	231	234	233	234	234	234	7	9
2. 1998			19	19	19	19	19	19	19	19		1
3. 1999	XXX									(21)	0	0
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									0
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	144	30	12	4	0	0				
2. 1998	338	34	77	4	15	4	2			
3. 1999	XXX	889	323	152	95	2	13	1	1	
4. 2000	XXX	XXX	1,165	344	345	133	42	11	30	0
5. 2001	XXX	XXX	XXX	1,752	387	193	138	53	(27)	19
6. 2002	XXX	XXX	XXX	XXX	868	219	172	82	51	72
7. 2003	XXX	XXX	XXX	XXX	XXX	836	415	157	51	14
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,004	890	205	97
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,653	1,210	512
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,600	1,833
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,090

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	2,212	1,522	1,034	646	535	413	424	376	335	317
2. 1998	3,357	1,814	2,028	409	378	226	215	156	135	144
3. 1999	XXX	3,816	2,266	1,048	550	559	340	102	72	74
4. 2000	XXX	XXX	5,390	2,777	785	(76)	(95)	265	199	105
5. 2001	XXX	XXX	XXX	4,426	2,325	1,243	1,182	245	233	94
6. 2002	XXX	XXX	XXX	XXX	5,252	2,138	1,066	786	526	517
7. 2003	XXX	XXX	XXX	XXX	XXX	5,717	2,614	2,235	1,755	1,243
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8,494	4,213	2,575	1,705
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,145	4,902	3,237
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,549	4,743
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,668

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	751	385	255	186	156	263	177	102	113	65
2. 1998	549	379	239	152	74	27	22	19	20	8
3. 1999	XXX	870	572	262	101	85	62	57	41	68
4. 2000	XXX	XXX	1,423	603	241	201	29	46	11	48
5. 2001	XXX	XXX	XXX	1,581	687	341	194	144	63	158
6. 2002	XXX	XXX	XXX	XXX	1,283	793	506	216	141	108
7. 2003	XXX	XXX	XXX	XXX	XXX	1,597	1,296	623	453	332
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,947	2,039	1,397	1,173
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,703	2,374	2,055
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,788	3,064
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,041

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	53	27	24	4	4	4		2	21	14
2. 1998	43	26	32	7	2	1	(0)	0	1	1
3. 1999	XXX	66	70	26	8	12	4	5	4	3
4. 2000	XXX	XXX	108	48	25	12	16	7	22	15
5. 2001	XXX	XXX	XXX	106	60	44	31	8	19	14
6. 2002	XXX	XXX	XXX	XXX	119	78	69	28	31	23
7. 2003	XXX	XXX	XXX	XXX	XXX	148	139	100	51	33
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	196	151	119	81
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	220	177	120
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	241	200
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	187

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	37	5			1	0				
2. 1998	77	27	(4)	2	0	0				
3. 1999	XXX	96	116	21	0	10	0	4	2	
4. 2000	XXX	XXX	298	141	24	16	9	1	(0)	
5. 2001	XXX	XXX	XXX	494	220	21	23	4	0	
6. 2002	XXX	XXX	XXX	XXX	586	245	75	49	22	1
7. 2003	XXX	XXX	XXX	XXX	XXX	656	388	104	34	9
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	789	428	82	8
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	918	621	126
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	985	516
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	818

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	285	206	97	48	22	13	1	3	8	12
2. 1998	583	323	578	128	81	27	10	15	7	25
3. 1999	XXX	766	462	201	105	74	39	45	36	25
4. 2000	XXX	XXX	661	648	344	137	73	79	102	42
5. 2001	XXX	XXX	XXX	740	376	164	129	121	97	33
6. 2002	XXX	XXX	XXX	XXX	450	155	53	78	39	26
7. 2003	XXX	XXX	XXX	XXX	XXX	615	181	61	45	37
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	385	236	105	156
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	368	203	106
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	510	339
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	815

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	521	313	126	32	(23)		3	6		
2. 1998	516	324	172	60	18	11	15	5	4	2
3. 1999	XXX	868	338	130	64	24	0	(0)		
4. 2000	XXX	XXX	838	371	128	96	47	32	12	11
5. 2001	XXX	XXX	XXX	821	241	146	94	55	32	15
6. 2002	XXX	XXX	XXX	XXX	291	99	84	56	25	16
7. 2003	XXX	XXX	XXX	XXX	XXX	22	11			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	110	66	25	30
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	174	67	62
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	183	127
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	156

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	12	5
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	9
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	115		27
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	120	70
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	300

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	11	7
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	29	12	4	2	2	1		0	0	
2. 1998	32	17	6	4	3	0		0	0	
3. 1999	XXX	29	14	5	7	0				
4. 2000	XXX	XXX	19	12	4	1	1	0	0	
5. 2001	XXX	XXX	XXX	13	4	0	1	1	0	0
6. 2002	XXX	XXX	XXX	XXX	11	2	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	9	1	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	15	1	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	9	9
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65	40
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	93

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	43	16	1	9	4					
2. 1998	12	14	3	3	1					
3. 1999	XXX	14	1	12	10					
4. 2000	XXX	XXX	11	5	5	1				
5. 2001	XXX	XXX	XXX	6	4	2				
6. 2002	XXX	XXX	XXX	XXX	1	(1)				
7. 2003	XXX	XXX	XXX	XXX	XXX	0				5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30			16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16		19
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	73
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	99	33	3	0		0				0
2. 1998	121	379	444	468	475	476	479	482	484	485
3. 1999	XXX	197	411	500	539	552	556	556	557	558
4. 2000	XXX	XXX	331	705	828	879	898	908	906	906
5. 2001	XXX	XXX	XXX	271	447	495	515	522	522	524
6. 2002	XXX	XXX	XXX	XXX	88	118	132	141	143	145
7. 2003	XXX	XXX	XXX	XXX	XXX	176	258	171	174	176
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	217	348	367	375
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	441	467
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	260	438
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	255

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	39	24	1	0	0				0	
2. 1998	322	116	30	17	8	8	5	5	1	1
3. 1999	XXX	220	120	52	25	8	3	4	2	1
4. 2000	XXX	XXX	414	185	85	37	17	4	3	2
5. 2001	XXX	XXX	XXX	298	103	46	21	10	6	2
6. 2002	XXX	XXX	XXX	XXX	58	23	10	6	5	3
7. 2003	XXX	XXX	XXX	XXX	XXX	79	24	8	4	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	113	27	13	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	183	39	20
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	171	32
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	182

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	32	31	(18)		(0)					
2. 1998	569	845	846	859	863	865	865	867	867	867
3. 1999	XXX	677	1,018	1,144	1,159	1,162	1,166	1,168	1,168	1,168
4. 2000	XXX	XXX	1,198	1,753	1,811	1,830	1,840	1,846	1,846	1,846
5. 2001	XXX	XXX	XXX	840	981	1,001	1,008	1,010	1,010	1,010
6. 2002	XXX	XXX	XXX	XXX	218	231	236	243	244	244
7. 2003	XXX	XXX	XXX	XXX	XXX	273	309	207	208	208
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	354	413	419	420
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	464	534	542
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	480	552
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	524

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	711	105	38	17	5	6	2	2	1	2
2. 1998	935	1,790	1,868	1,887	1,900	1,909	1,914	1,920	1,922	1,923
3. 1999	XXX	986	1,895	2,015	2,046	2,071	2,081	2,085	2,090	2,093
4. 2000	XXX	XXX	1,168	2,374	2,536	2,597	2,633	2,649	2,664	2,672
5. 2001	XXX	XXX	XXX	1,687	2,620	2,749	2,801	2,829	2,844	2,855
6. 2002	XXX	XXX	XXX	XXX	866	1,388	1,469	1,502	1,519	1,529
7. 2003	XXX	XXX	XXX	XXX	XXX	688	1,274	1,347	1,383	1,404
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	697	1,269	1,337	1,376
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	605	1,112	1,179
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	554	1,024
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	496

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	169	82	42	27	22	16	12	10	9	7
2. 1998	780	178	81	44	31	22	16	10	8	7
3. 1999	XXX	886	209	100	61	37	25	20	16	12
4. 2000	XXX	XXX	1,203	305	166	102	62	45	31	22
5. 2001	XXX	XXX	XXX	963	257	131	79	51	39	28
6. 2002	XXX	XXX	XXX	XXX	575	154	78	44	27	17
7. 2003	XXX	XXX	XXX	XXX	XXX	621	146	78	44	22
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	594	151	75	37
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	567	125	59
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	537	111
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	502

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	257	21	25		1	2	0			
2. 1998	2,032	2,502	2,530	2,511	2,514	2,515	2,516	2,517	2,518	2,519
3. 1999	XXX	2,202	2,617	2,640	2,646	2,653	2,654	2,656	2,656	2,656
4. 2000	XXX	XXX	2,831	3,320	3,351	3,357	3,364	3,366	3,369	3,370
5. 2001	XXX	XXX	XXX	3,415	3,755	3,772	3,780	3,784	3,786	3,791
6. 2002	XXX	XXX	XXX	XXX	1,707	1,893	1,903	1,906	1,909	1,910
7. 2003	XXX	XXX	XXX	XXX	XXX	1,565	1,760	1,772	1,778	1,781
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,561	1,765	1,780	1,788
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,399	1,530	1,542
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,355	1,481
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,251

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	110	23	25	7	11	10	13	12	7	6
2. 1998	287	395	415	435	438	440	442	446	447	449
3. 1999	XXX	392	592	632	647	658	664	670	671	674
4. 2000	XXX	XXX	460	737	770	785	795	800	803	804
5. 2001	XXX	XXX	XXX	489	654	683	698	710	716	718
6. 2002	XXX	XXX	XXX	XXX	294	384	399	408	413	415
7. 2003	XXX	XXX	XXX	XXX	XXX	214	287	298	303	305
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	189	281	294	305
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	179	250	267
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	177	247
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	142

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	86	63	45	41	34	41	37	22	18	10
2. 1998	138	58	32	16	14	10	15	11	7	7
3. 1999	XXX	177	74	39	26	18	19	15	11	14
4. 2000	XXX	XXX	247	62	33	22	12	7	3	3
5. 2001	XXX	XXX	XXX	170	60	38	25	15	9	6
6. 2002	XXX	XXX	XXX	XXX	104	31	20	11	6	3
7. 2003	XXX	XXX	XXX	XXX	XXX	82	30	20	13	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	127	55	52	50
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	112	67	74
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	113	82
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	118	18	49	2	16	17	8	6	5	
2. 1998	569	683	715	730	746	754	769	783	791	798
3. 1999	XXX	731	967	996	1,016	1,030	1,049	1,065	1,078	1,094
4. 2000	XXX	XXX	918	1,142	1,171	1,180	1,185	1,192	1,193	1,194
5. 2001	XXX	XXX	XXX	849	984	1,006	1,015	1,024	1,026	1,026
6. 2002	XXX	XXX	XXX	XXX	522	580	589	594	596	599
7. 2003	XXX	XXX	XXX	XXX	XXX	394	455	464	468	473
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	415	497	524	548
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	372	459	500
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	383	471
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	334

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	1	1	0	0				
2. 1998			0	0	0	0	0	0	0	0
3. 1999	XXX			0	0	1	1	1	1	1
4. 2000	XXX	XXX			0	0	2	2	2	2
5. 2001	XXX	XXX	XXX				0	1	1	1
6. 2002	XXX	XXX	XXX	XXX				0	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX			0	1	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	9	7	4	1	1	0	0	0	0	
2. 1998	0	2	3	1	0	0				
3. 1999	XXX	1	2	0	1	0				0
4. 2000	XXX	XXX	0	1	3	3	0	0	0	0
5. 2001	XXX	XXX	XXX	1	2	2	1	0		
6. 2002	XXX	XXX	XXX	XXX	0	1	2	2	1	
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	3	2	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	6	4	1						0	
2. 1998	1	4	7	7	7	7	7	7	7	7
3. 1999	XXX	1	3	4	5	5	5	6	6	6
4. 2000	XXX	XXX	0	2	5	6	6	7	7	7
5. 2001	XXX	XXX	XXX	1	2	4	6	6	6	6
6. 2002	XXX	XXX	XXX	XXX	1	2	3	4	4	4
7. 2003	XXX	XXX	XXX	XXX	XXX	0	2	5	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		2	4	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	3	1	0			0			
2. 1998		0	3	4	4	4	4	4	4	4
3. 1999	XXX		1	2	4	5	6	6	6	6
4. 2000	XXX	XXX		1	3	5	6	6	6	6
5. 2001	XXX	XXX	XXX	0	0	3	5	6	6	6
6. 2002	XXX	XXX	XXX	XXX	0	1	4	6	7	7
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	4	7	8
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	3	6
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	8	3	1	0	0	0				
2. 1998	14	8	3	0	0	0				
3. 1999	XXX	19	9	4	2	1	0	0	0	
4. 2000	XXX	XXX	18	8	5	1	0			
5. 2001	XXX	XXX	XXX	18	12	6	1	0		
6. 2002	XXX	XXX	XXX	XXX	21	13	4	1	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	23	11	6	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	19	9	4	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	5	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	0								
2. 1998	16	19	19	19	19	19	19	19	19	19
3. 1999	XXX	22	24	24	24	24	24	24	24	24
4. 2000	XXX	XXX	22	23	23	23	23	23	23	23
5. 2001	XXX	XXX	XXX	22	24	24	24	24	24	24
6. 2002	XXX	XXX	XXX	XXX	25	29	31	31	31	31
7. 2003	XXX	XXX	XXX	XXX	XXX	29	34	34	35	35
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	26	27	28	28
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	16	16
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	15
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	26	24	8	6	2	2	0			0
2. 1998	4	15	24	28	30	33	34	34	35	35
3. 1999	XXX	19	38	47	57	65	69	72	73	73
4. 2000	XXX	XXX	14	29	38	45	50	53	54	55
5. 2001	XXX	XXX	XXX	16	25	33	37	40	41	42
6. 2002	XXX	XXX	XXX	XXX	6	9	11	11	12	12
7. 2003	XXX	XXX	XXX	XXX	XXX	4	10	11	13	13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2	27	31	32
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	9	11
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	15
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	133	66	27	14	9	5	2	0	1	1
2. 1998	48	70	25	10	7	4	2	1	0	0
3. 1999	XXX	71	56	31	24	14	9	5	1	0
4. 2000	XXX	XXX	56	33	24	16	7	5	3	1
5. 2001	XXX	XXX	XXX	26	25	16	8	4	2	1
6. 2002	XXX	XXX	XXX	XXX	20	10	4	2	2	1
7. 2003	XXX	XXX	XXX	XXX	XXX	6	3	2	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14	9	8	6
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	6	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	59	20	(10)	(3)	0			0		
2. 1998	66	138	128	129	130	131	131	132	132	132
3. 1999	XXX	115	152	169	179	180	180	180	180	180
4. 2000	XXX	XXX	88	131	143	149	150	151	151	152
5. 2001	XXX	XXX	XXX	69	105	113	117	118	119	119
6. 2002	XXX	XXX	XXX	XXX	40	48	53	55	55	56
7. 2003	XXX	XXX	XXX	XXX	XXX	15	32	35	37	38
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	45	87	92	95
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	40	44
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	47
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	62

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	7	21	6	2	1	0	1	0	0	
2. 1998	1	5	11	12	14	15	16	16	17	17
3. 1999	XXX	2	9	14	17	18	21	21	21	21
4. 2000	XXX	XXX	2	11	21	26	29	29	29	30
5. 2001	XXX	XXX	XXX	1	12	26	34	35	35	36
6. 2002	XXX	XXX	XXX	XXX	2	11	19	20	22	22
7. 2003	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	1	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	10	12
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	20
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	142	45	10	4	3	2	1	1	0	0
2. 1998	55	37	14	9	6	2	1	1	0	0
3. 1999	XXX	62	36	13	6	3				
4. 2000	XXX	XXX	79	40	17	6	2	2	1	0
5. 2001	XXX	XXX	XXX	89	43	19	6	4	2	1
6. 2002	XXX	XXX	XXX	XXX	46	20	6	4	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	1	2			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12	2	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18	5	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	50	(19)	(22)	(0)		0	0			
2. 1998	65	83	83	83	83	83	83	83	83	83
3. 1999	XXX	80	101	102	102	103	103	103	103	103
4. 2000	XXX	XXX	103	113	113	113	114	114	114	114
5. 2001	XXX	XXX	XXX	108	120	124	125	125	125	125
6. 2002	XXX	XXX	XXX	XXX	73	82	83	83	83	83
7. 2003	XXX	XXX	XXX	XXX	XXX	2	10	12	12	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	31	37	37	37
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52	55	55
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42	44
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	48

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	1		1	0					
2. 1998					0	0	0	0	0	0
3. 1999	XXX									
4. 2000	XXX	XXX	1	1	1	1	2	2	2	2
5. 2001	XXX	XXX	XXX	0	0	0	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	2	2	1	0					
2. 1998		0	0	0			0			
3. 1999	XXX		0							
4. 2000	XXX	XXX	0	0		0				
5. 2001	XXX	XXX	XXX			0				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	0							
2. 1998		0	0	0	0	0	1	0	0	0
3. 1999	XXX		0	0	0	0	0	0	0	0
4. 2000	XXX	XXX	1	2	2	2	2	2	2	2
5. 2001	XXX	XXX	XXX	0	0	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX		0	0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	0	0		0					
2. 1998										
3. 1999	XXX								0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	1	0	0						
2. 1998		0	0	0	0					
3. 1999	XXX	0	0	0	0	0	0	0		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	(1)		(0)						
2. 1998		1	1	1	1	1	1	1	1	1
3. 1999	XXX	0	1	1	1	1	1	1	1	1
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(1)	2	(2)								
2. 1998	2,783	2,836	2,793	2,778	2,771	2,770	2,770	2,770	2,770	2,770	
3. 1999	XXX	4,975	5,276	5,160	5,174	5,180	5,178	5,178	5,178	5,178	
4. 2000	XXX	XXX	9,123	9,006	8,953	8,920	8,921	8,921	8,921	8,921	
5. 2001	XXX	XXX	XXX	9,172	8,863	8,808	8,807	8,808	8,808	8,808	
6. 2002	XXX	XXX	XXX	XXX	4,921	4,905	4,901	4,901	4,901	4,901	
7. 2003	XXX	XXX	XXX	XXX	XXX	2,651	2,659	2,683	2,683	2,683	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12,705	12,781	12,781	12,781	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,351	12,996	12,995	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,147	12,818	671
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,912	12,912
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,582
13. Earned Prems.(P-Pt 1)	2,782	5,031	9,378	8,926	4,562	3,694	8,405	12,452	12,792	13,582	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior		2	(2)								
2. 1998	1,646	1,681	1,646	1,637	1,634	1,633	1,633	1,633	1,633	1,633	
3. 1999	XXX	3,113	3,350	3,280	3,286	3,289	3,288	3,288	3,288	3,288	
4. 2000	XXX	XXX	7,039	6,976	6,952	6,941	6,941	6,941	6,941	6,941	
5. 2001	XXX	XXX	XXX	3,011	2,925	2,912	2,912	2,912	2,912	2,912	
6. 2002	XXX	XXX	XXX	XXX	807	804	804	804	804	804	
7. 2003	XXX	XXX	XXX	XXX	XXX	186	186	194	194	194	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,267	6,271	6,271	6,271	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,459	2,522	2,522	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,874	1,964	90
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,729	1,729
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,819
13. Earned Prems.(P-Pt 1)	1,646	3,151	7,239	2,868	702	847	1,964	2,470	1,937	1,819	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	477	160	11	(7)	(1)	(2)			6	8	8
2. 1998	18,590	19,862	19,908	19,905	19,892	19,884	19,885	19,885	19,885	19,885	
3. 1999	XXX	19,229	20,360	20,670	20,578	20,545	20,547	20,546	20,555	20,577	22
4. 2000	XXX	XXX	28,100	31,501	31,619	31,525	31,480	31,467	31,487	31,503	16
5. 2001	XXX	XXX	XXX	28,198	30,286	30,269	30,240	30,233	30,279	30,317	38
6. 2002	XXX	XXX	XXX	XXX	22,386	23,326	23,311	23,312	23,319	23,333	14
7. 2003	XXX	XXX	XXX	XXX	XXX	27,516	29,385	29,357	29,342	29,339	(4)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	32,237	34,268	34,222	34,216	(6)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28,352	30,535	30,528	(8)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24,833	27,247	2,414
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23,099	23,099
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25,594
13. Earned Prems.(P-Pt 1)	19,067	20,662	26,793	30,815	23,803	27,089	31,551	30,333	27,045	25,594	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	119	94	17	(2)	(*)				0	1	1
2. 1998	6,755	7,376	7,401	7,437	7,420	7,416	7,416	7,416	7,416	7,416	
3. 1999	XXX	7,026	7,399	7,594	7,551	7,530	7,528	7,528	7,529	7,531	3
4. 2000	XXX	XXX	13,489	15,413	15,443	15,410	15,400	15,394	15,394	15,396	2
5. 2001	XXX	XXX	XXX	16,402	17,494	17,491	17,490	17,487	17,487	17,492	5
6. 2002	XXX	XXX	XXX	XXX	6,982	7,237	7,250	7,251	7,252	7,254	2
7. 2003	XXX	XXX	XXX	XXX	XXX	8,506	9,045	9,050	9,049	9,048	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8,128	8,358	8,351	8,350	(1)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,833	4,207	4,206	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,899	3,191	292
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,795	2,795
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,097
13. Earned Prems.(P-Pt 1)	6,873	7,742	10,790	17,141	6,758	7,486	6,197	4,060	3,266	3,097	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	86	(2)	(1)		2						
2. 1998	5,936	6,078	6,074	6,078	6,080	6,079	6,079	6,079	6,079	6,079	
3. 1999	XXX	7,501	7,818	7,807	7,810	7,808	7,808	7,808	7,808	7,808	
4. 2000	XXX	XXX	9,150	9,373	9,386	9,385	9,385	9,382	9,382	9,382	0
5. 2001	XXX	XXX	XXX	9,483	9,493	9,505	9,496	9,496	9,496	9,496	0
6. 2002	XXX	XXX	XXX	XXX	7,751	7,847	7,796	7,795	7,794	7,793	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	8,228	8,324	8,333	8,327	8,327	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14,232	14,362	14,337	14,339	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,358	18,270	18,259	(11)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,213	20,191	978
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,127	20,127
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21,096
13. Earned Prems.(P-Pt 1)	6,023	7,640	8,805	9,406	7,628	8,300	14,268	17,492	20,093	21,096	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	59	0	(1)		2						
2. 1998	3,567	3,613	3,609	3,612	3,615	3,614	3,614	3,614	3,614	3,614	
3. 1999	XXX	4,163	4,335	4,336	4,341	4,339	4,339	4,339	4,339	4,339	
4. 2000	XXX	XXX	5,212	5,258	5,281	5,280	5,280	5,279	5,279	5,279	
5. 2001	XXX	XXX	XXX	3,708	3,705	3,710	3,708	3,709	3,709	3,709	0
6. 2002	XXX	XXX	XXX	XXX	2,600	2,631	2,623	2,622	2,622	2,622	
7. 2003	XXX	XXX	XXX	XXX	XXX	2,554	2,585	2,588	2,587	2,587	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,629	4,672	4,669	4,669	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,385	5,629	5,627	(3)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,964	6,217	253
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,214	5,214
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,466
13. Earned Prems.(P-Pt 1)	3,626	4,209	4,721	3,466	2,466	2,564	4,651	5,430	6,203	5,466	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	140	(1)	(0)	5	0	(0)					
2. 1998	2,428	2,476	2,475	2,478	2,481	2,481	2,481	2,481	2,479	2,479	
3. 1999	XXX	3,221	3,368	3,377	3,390	3,390	3,391	3,391	3,391	3,391	
4. 2000	XXX	XXX	3,427	3,576	3,575	3,571	3,576	3,576	3,576	3,576	
5. 2001	XXX	XXX	XXX	3,058	3,102	3,104	3,112	3,113	3,113	3,113	
6. 2002	XXX	XXX	XXX	XXX	1,790	1,759	1,767	1,766	1,766	1,766	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,847	1,870	1,873	1,873	1,873	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,301	2,346	2,328	2,328	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,616	2,832	2,816	(16)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,667	2,943	277
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,166	4,166
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,427
13. Earned Prems.(P-Pt 1)	2,568	3,268	3,574	3,214	1,839	1,776	2,237	2,663	2,861	4,427	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	24	0		4							
2. 1998	266	289	286	288	289	289	289	289	289	289	
3. 1999	XXX	1,170	1,258	1,260	1,262	1,262	1,263	1,263	1,263	1,263	
4. 2000	XXX	XXX	1,607	1,649	1,649	1,648	1,651	1,651	1,651	1,651	
5. 2001	XXX	XXX	XXX	1,323	1,337	1,336	1,341	1,344	1,344	1,344	
6. 2002	XXX	XXX	XXX	XXX	1,158	1,147	1,151	1,149	1,149	1,149	
7. 2003	XXX	XXX	XXX	XXX	XXX	909	920	925	925	925	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,547	1,657	1,645	1,645	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,497	1,588	1,581	(6)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,291	1,403	112
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,688	1,688
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,794
13. Earned Prems.(P-Pt 1)	289	1,193	1,692	1,181	1,040	951	1,125	1,613	1,369	1,794	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(3)	0	0	(0)							
2. 1998	2,791	2,702	2,700	2,699	2,700	2,700	2,700	2,700	2,700	2,700	
3. 1999	XXX	3,268	3,204	3,203	3,204	3,204	3,204	3,204	3,204	3,204	
4. 2000	XXX	XXX	3,486	3,521	3,531	3,516	3,516	3,516	3,516	3,516	
5. 2001	XXX	XXX	XXX	3,650	3,680	3,671	3,671	3,671	3,671	3,671	
6. 2002	XXX	XXX	XXX	XXX	1,709	1,670	1,670	1,671	1,671	1,671	
7. 2003	XXX	XXX	XXX	XXX	XXX	218	221	222	222	222	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	634	638	638	638	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	857	897	897	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	889	935	47
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	985	985
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,031
13. Earned Prems.(P-Pt 1)	2,788	3,179	3,420	3,684	1,751	154	638	861	929	1,031	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	7		(0)	(0)							
2. 1998	418	383	376	375	375	375	375	375	375	375	
3. 1999	XXX	537	472	471	473	473	473	473	473	473	
4. 2000	XXX	XXX	854	849	861	845	845	845	845	845	
5. 2001	XXX	XXX	XXX	1,714	1,761	1,752	1,752	1,752	1,752	1,752	
6. 2002	XXX	XXX	XXX	XXX	985	949	949	949	949	949	
7. 2003	XXX	XXX	XXX	XXX	XXX	72	73	73	73	73	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	340	341	341	341	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	135	142	142	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118	129	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	228	228
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	239
13. Earned Prems.(P-Pt 1)	425	502	793	1,098	621	9	341	135	126	239	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	640	640	640	640	640	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	922	922	922	922	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					0						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(731)	(586)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	8	(2)		2							
2. 1998	192	184	180	182	182	182	182	182	182	182	
3. 1999	XXX	167	125	123	123	123	123	123	123	123	
4. 2000	XXX	XXX	147	129	128	128	128	128	128	128	
5. 2001	XXX	XXX	XXX	110	104	98	98	99	99	99	
6. 2002	XXX	XXX	XXX	XXX	60	53	52	53	53	53	
7. 2003	XXX	XXX	XXX	XXX	XXX	75	77	77	77	77	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	59	60	60	60	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	98	104	107	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	206	218	12
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	267	267
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	281
13. Earned Prems.(P-Pt 1)	200	156	101	92	53	63	60	100	213	281	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	11	(2)		2							
2. 1998	93	88	87	88	88	88	88	88	88	88	
3. 1999	XXX	65	53	53	53	53	53	53	53	53	
4. 2000	XXX	XXX	38	35	34	34	34	34	34	34	
5. 2001	XXX	XXX	XXX	39	38	37	37	39	39	39	
6. 2002	XXX	XXX	XXX	XXX	19	18	18	20	20	20	
7. 2003	XXX	XXX	XXX	XXX	XXX	14	14	15	15	15	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	11	11	11	11	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	22	22	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	56	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55	55
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58
13. Earned Prems.(P-Pt 1)	104	58	25	39	18	12	11	25	54	58	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(6)	(1)	1								
2. 1998	110	84	84	84	84	84	84	84	84	84	
3. 1999	XXX	122	112	112	112	112	112	112	112	112	
4. 2000	XXX	XXX	74	71	70	70	(176)	(176)	(176)	(176)	
5. 2001	XXX	XXX	XXX	47	26	26	(304)	(304)	(304)	(304)	
6. 2002	XXX	XXX	XXX	XXX	14	14	5	5	5	5	
7. 2003	XXX	XXX	XXX	XXX	XXX	112	100	100	100	100	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	711	711	711	711	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73	73	73	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116	116	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114	114
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114
13. Earned Prems.(P-Pt 1)	105	95	64	44	(9)	112	114	73	116	114	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(2)	(1)	1								
2. 1998	84	64	64	64	64	64	64	64	64	64	
3. 1999	XXX	49	44	44	44	44	44	44	44	44	
4. 2000	XXX	XXX	37	35	34	34	14	14	14	14	
5. 2001	XXX	XXX	XXX	30	17	17	0	0	0	0	
6. 2002	XXX	XXX	XXX	XXX	6	6	6	6	6	6	
7. 2003	XXX	XXX	XXX	XXX	XXX	20	19	19	19	19	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	37	37	37	37	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	44	44	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35	35	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42	42
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42
13. Earned Prems.(P-Pt 1)	82	28	32	29	(8)	20	(1)	44	35	42	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	99,660		
1.12 Totals	99,660	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   - 5.1 Fidelity
   - 5.2 Surety $ 18

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method.
Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.
2) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002.
The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.
3) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business. Effective 6/1/2005 the retention increased to $500,000.
4) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.
5) The medical malpractice excess reinsurance retention before 4/1/2004 was $200 000. Effective 4/1/2004, this retention increased to $300,000.
6) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.
7) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Savers Property and Casualty Insurance Company. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.
8) Effective 1/1/2005, Savers Property and Casualty Insurance Company began an intercompany pooling arrangement with Star Insurance Company (NAIC #18023), Williamsburg National Insurance Company (NAIC #25780) and Ameritrust Insurance Corporation (NAIC #10665).
The respective percentages as of January 1, 2006 are: 22.0%, 56.6%, 11.4% and 10.0%. All lines of business are included in this arrangement except accident and health.
9) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities for PICL. Star assumed liabilities of $1.1 million from PICL, which are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

Exhibit 28.3 Williamsburg National Insurance Company's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	135	25	33	80	8		7	70	XXX
2. 1998	21,042	9,645	11,398	12,939	7,122	3,195	1,825	937	70	63	8,053	XXX
3. 1999	24,533	11,491	13,042	17,930	10,179	3,751	1,796	1,284	118	115	10,872	XXX
4. 2000	31,244	16,101	15,143	23,199	14,145	4,315	2,247	1,662	255	216	12,530	XXX
5. 2001	33,538	15,924	17,613	20,374	10,743	3,636	1,491	1,465	330	378	12,911	XXX
6. 2002	23,852	7,740	16,112	13,234	5,562	2,410	864	969	68	592	10,119	XXX
7. 2003	24,203	7,125	17,078	10,743	2,962	1,941	305	1,029	62	124	10,384	XXX
8. 2004	32,930	8,479	24,451	12,512	3,967	2,081	243	1,244	32	96	11,595	XXX
9. 2005	37,110	8,614	28,495	11,352	2,670	1,436	121	1,265	13	92	11,248	XXX
10. 2006	37,311	8,250	29,061	8,232	1,821	958	45	1,270	1	67	8,593	XXX
11. 2007	38,429	7,855	30,574	4,199	739	541	8	950	0	44	4,942	XXX
12. Totals	XXX	XXX	XXX	134,850	59,936	24,297	9,026	12,082	948	1,794	101,319	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	651	399	348	174	50	20	87	47	24	3	22	519	XXX
2. 1998	701	515	370	294	49	37	102	85	31	7	8	315	XXX
3. 1999	811	647	570	505	73	102	161	139	54	11	11	265	XXX
4. 2000	1,412	1,188	736	648	70	53	149	123	79	1	14	434	XXX
5. 2001	1,576	1,287	840	713	114	77	186	140	84	1	18	583	XXX
6. 2002	759	447	1,043	724	74	33	268	191	56	(1)	11	805	XXX
7. 2003	1,143	300	1,312	616	102	17	302	129	80	0	19	1,876	XXX
8. 2004	2,494	1,094	2,466	1,138	188	38	682	314	111	0	47	3,356	XXX
9. 2005	3,896	1,132	3,886	1,299	314	43	1,034	370	186	0	72	6,472	XXX
10. 2006	4,299	963	6,367	1,881	318	38	1,771	549	329		97	9,652	XXX
11. 2007	4,298	593	10,625	2,708	359	29	2,848	790	555		146	14,564	XXX
12. Totals	22,041	8,565	28,563	10,701	1,712	488	7,590	2,878	1,589	21	465	38,841	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	427	92
2. 1998	18,323	9,956	8,367	87.1	103.2	73.4			11.40	261	54
3. 1999	24,635	13,497	11,138	100.4	117.5	85.4			11.40	229	36
4. 2000	31,624	18,660	12,964	101.2	115.9	85.6			11.40	312	122
5. 2001	28,275	14,782	13,493	84.3	92.8	76.6			11.40	416	166
6. 2002	18,813	7,889	10,924	78.9	101.9	67.8			11.40	630	175
7. 2003	16,652	4,392	12,260	68.8	61.6	71.8			11.40	1,539	337
8. 2004	21,778	6,826	14,951	66.1	80.5	61.1			11.40	2,728	629
9. 2005	23,368	5,648	17,720	63.0	65.6	62.2			11.40	5,351	1,120
10. 2006	23,544	5,299	18,245	63.1	64.2	62.8			11.40	7,822	1,830
11. 2007	24,375	4,868	19,507	63.4	62.0	63.8			11.40	11,622	2,942
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	31,337	7,503

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	4,598	6,674	6,580	6,573	6,658	6,923	7,073	7,119	7,210	7,199	(11)	80
2. 1998	6,095	6,850	7,824	7,121	7,259	7,258	7,366	7,458	7,521	7,477	(44)	19
3. 1999	XXX	7,846	8,873	9,147	9,806	10,031	9,903	9,898	9,916	9,929	13	31
4. 2000	XXX	XXX	10,497	11,778	11,146	10,985	10,907	11,356	11,530	11,478	(52)	122
5. 2001	XXX	XXX	XXX	11,626	12,136	12,445	12,651	12,418	12,311	12,275	(36)	(142)
6. 2002	XXX	XXX	XXX	XXX	10,030	9,805	9,887	10,041	9,965	9,965	(0)	(75)
7. 2003	XXX	XXX	XXX	XXX	XXX	10,623	10,765	11,218	11,330	11,213	(117)	(5)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14,651	14,102	13,396	13,629	233	(473)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,608	16,740	16,283	(458)	(325)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,922	16,647	(275)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,002	XXX	XXX
										12. Totals	(746)	(769)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000	2,039	4,282	5,084	5,412	5,895	6,134	6,441	6,639	6,702	XXX	XXX
2. 1998	1,587	3,546	5,089	5,889	6,447	6,779	6,915	7,104	7,187	7,186	XXX	XXX
3. 1999	XXX	1,846	4,491	6,484	8,169	9,066	9,361	9,595	9,662	9,707	XXX	XXX
4. 2000	XXX	XXX	2,621	6,046	7,938	9,401	10,131	10,550	10,938	11,123	XXX	XXX
5. 2001	XXX	XXX	XXX	2,970	6,671	9,165	10,514	11,257	11,657	11,776	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	2,689	5,383	7,265	8,412	8,955	9,218	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	2,720	5,583	7,476	8,701	9,416	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,292	6,615	8,716	10,384	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,699	7,649	9,997	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,139	7,324	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,993	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1,545	1,335	852	499	384	377	335	265	253	215
2. 1998	2,884	1,539	1,623	399	297	153	137	101	87	93
3. 1999	XXX	3,903	2,156	966	490	397	238	110	80	87
4. 2000	XXX	XXX	5,194	2,585	976	243	67	229	195	114
5. 2001	XXX	XXX	XXX	5,229	2,269	1,116	928	327	217	173
6. 2002	XXX	XXX	XXX	XXX	4,751	1,948	1,054	872	433	395
7. 2003	XXX	XXX	XXX	XXX	XXX	5,047	2,623	1,703	1,239	868
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,819	4,167	2,336	1,695
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,484	4,959	3,250
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,880	5,706
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,975

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	1,442	853	589	1,897	1,546	388	375	99	22	1	442	449
3. 1999	2,607	1,633	974	2,688	1,951	458	334	156	52	2	966	605
4. 2000	4,860	3,751	1,109	5,262	3,981	834	673	243	88	6	1,597	957
5. 2001	4,625	1,486	3,139	4,131	1,729	622	273	175	54	132	2,871	523
6. 2002	2,364	364	2,000	1,597	393	163	53	109	65	22	1,359	126
7. 2003	1,914	439	1,475	802	154	220	60	106	3	0	911	108
8. 2004	4,355	1,018	3,338	2,047	588	324	54	134	1	1	1,862	218
9. 2005	6,453	1,280	5,173	2,310	462	217	35	152		1	2,181	281
10. 2006	6,628	1,004	5,625	1,107	59	69	2	180	0	3	1,294	286
11. 2007	7,038	942	6,095	600	0	22		148	0	1	769	272
12. Totals	XXX	XXX	XXX	22,440	10,863	3,316	1,860	1,503	285	171	14,251	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998	3	3	(0)	(0)	0	0	(0)	(0)	0	0		0	0
3. 1999	1	1	0	0	1	1	0	0	0	0		0	0
4. 2000	28	22	0	0	5	4	0	0	1	0	0	8	1
5. 2001	124	75	55	47	9	4	11	9	1		1	65	1
6. 2002	17	0	41	10	1		8	2	1		0	56	1
7. 2003	127	71	29	23	13	2	6	5	6		1	80	1
8. 2004	116	21	158	117	15	0	32	23	1		2	161	2
9. 2005	976	355	471	250	72	14	94	50	12		12	957	10
10. 2006	1,304	343	1,235	443	48	8	246	88	70		20	2,020	17
11. 2007	1,340	280	2,252	485	59	9	449	97	120		29	3,348	94
12. Totals	4,035	1,172	4,241	1,375	223	42	846	274	212	1	66	6,694	128

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	2,387	1,945	442	165.6	228.1	75.0			11.40	0	0
3. 1999	3,304	2,338	966	126.8	143.2	99.2			11.40	0	0
4. 2000	6,373	4,768	1,605	131.1	127.1	144.8			11.40	5	2
5. 2001	5,129	2,193	2,935	110.9	147.6	93.5			11.40	57	7
6. 2002	1,938	523	1,415	82.0	143.9	70.7			11.40	47	9
7. 2003	1,309	318	990	68.4	72.5	67.1			11.40	62	18
8. 2004	2,826	804	2,022	64.9	79.0	60.6			11.40	136	24
9. 2005	4,303	1,165	3,138	66.7	91.1	60.7			11.40	842	115
10. 2006	4,259	944	3,314	64.2	94.1	58.9			11.40	1,753	267
11. 2007	4,989	871	4,117	70.9	92.5	67.5			11.40	2,826	522
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	5,730	965

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	111	81	4	8	1			28	XXX
2. 1998	9,880	3,562	6,318	5,374	1,922	741	220	532	24	12	4,480	1,305
3. 1999	10,706	4,012	6,695	7,179	3,074	1,005	443	652	41	21	5,277	1,376
4. 2000	13,883	5,591	8,292	10,977	6,463	1,367	691	915	110	61	5,995	1,746
5. 2001	15,968	8,882	7,085	8,674	5,497	1,050	587	786	213	100	4,213	1,964
6. 2002	12,335	3,502	8,833	6,188	2,007	870	156	508	(47)	63	5,449	990
7. 2003	14,037	3,879	10,158	6,539	1,615	1,005	111	577	0	57	6,395	923
8. 2004	16,349	3,211	13,138	5,550	771	1,004	61	671		28	6,394	926
9. 2005	15,718	2,104	13,614	4,709	429	753	23	568		14	5,577	799
10. 2006	14,014	1,692	12,322	3,333	292	621	17	612		7	4,257	768
11. 2007	13,262	1,605	11,657	1,430	159	439	5	445		0	2,150	648
12. Totals	XXX	XXX	XXX	60,064	22,309	8,359	2,323	6,267	342	364	50,216	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	625	384	249	110	16	10	45	20	18		5	429	4
2. 1998	615	454	225	161	23	13	40	29	21		5	267	3
3. 1999	675	543	337	304	35	33	60	54	39		6	210	6
4. 2000	1,321	1,156	665	618	49	47	118	111	73		13	294	12
5. 2001	1,267	1,122	633	592	54	54	113	106	71		12	265	15
6. 2002	663	419	607	380	38	20	109	68	44		8	574	9
7. 2003	791	161	1,017	470	45	9	182	84	54		12	1,364	12
8. 2004	1,232	651	1,328	579	71	24	238	103	58		17	1,570	19
9. 2005	1,715	466	1,874	451	118	19	335	81	98		23	3,124	30
10. 2006	1,758	154	2,645	560	159	14	473	100	143		29	4,349	57
11. 2007	2,370	277	4,021	651	201	17	719	116	252		41	6,503	260
12. Totals	13,032	5,787	13,602	4,878	809	261	2,432	872	872	0	172	18,948	427

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	380	49
2. 1998	7,571	2,824	4,747	76.6	79.3	75.1			11.40	225	42
3. 1999	9,981	4,494	5,487	93.2	112.0	82.0			11.40	164	46
4. 2000	15,486	9,196	6,289	111.5	164.5	75.8			11.40	212	82
5. 2001	12,648	8,171	4,477	79.2	92.0	63.2			11.40	186	79
6. 2002	9,027	3,004	6,023	73.2	85.8	68.2			11.40	471	103
7. 2003	10,210	2,451	7,759	72.7	63.2	76.4			11.40	1,176	188
8. 2004	10,152	2,189	7,964	62.1	68.2	60.6			11.40	1,330	239
9. 2005	10,170	1,469	8,701	64.7	69.8	63.9			11.40	2,672	452
10. 2006	9,744	1,138	8,607	69.5	67.2	69.8			11.40	3,689	660
11. 2007	9,878	1,225	8,653	74.5	76.3	74.2			11.40	5,464	1,039
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	15,969	2,979

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	9	(40)	29	45	6		0	39	XXX
2. 1998	3,121	1,879	1,242	2,384	1,556	798	613	149	21	16	1,140	413
3. 1999	3,959	2,181	1,778	4,070	2,685	979	603	231	24	56	1,968	567
4. 2000	4,563	2,446	2,116	3,309	1,859	743	421	243	42	99	1,972	619
5. 2001	4,874	1,796	3,078	3,916	1,665	699	131	239	24	58	3,033	532
6. 2002	3,953	1,278	2,675	2,448	1,059	401	87	190	16	35	1,876	310
7. 2003	4,301	1,329	2,972	1,709	236	355	38	174	14	42	1,951	245
8. 2004	7,393	2,410	4,983	3,154	1,504	441	74	263	3	27	2,275	284
9. 2005	9,064	2,814	6,251	2,667	985	272	41	290	(0)	18	2,204	259
10. 2006	10,412	3,214	7,198	2,379	861	132	20	269	(0)	17	1,948	244
11. 2007	10,932	2,832	8,100	921	99	49	2	185		11	1,053	173
12. Totals	XXX	XXX	XXX	26,963	12,470	4,919	2,075	2,240	144	378	19,461	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	16	11	68	44	23	6	29	19	4	2	1	57	5
2. 1998	24	23	125	122	24	23	54	53	7	7	2	6	3
3. 1999	45	42	220	195	36	33	95	84	12	11	4	42	7
4. 2000	23	1	28	11	11	2	12	5	2	0	1	57	2
5. 2001	158	73	97	39	40	14	38	14	9		4	202	3
6. 2002	36	4	63	23	12	1	26	9	4		1	103	2
7. 2003	173	50	163	42	34	4	68	17	12		5	338	6
8. 2004	885	330	753	323	82	7	315	137	37		24	1,274	26
9. 2005	1,013	201	1,144	366	92	9	423	136	57		32	2,016	38
10. 2006	848	235	1,686	562	68	10	691	228	72		38	2,330	42
11. 2007	324	10	2,733	842	57	0	1,015	293	106		45	3,088	58
12. Totals	3,545	982	7,080	2,570	478	109	2,766	996	322	21	157	9,515	193

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	29	29
2. 1998	3,564	2,418	1,146	114.2	128.7	92.3			11.40	4	2
3. 1999	5,687	3,677	2,010	143.6	168.6	113.1			11.40	27	15
4. 2000	4,372	2,342	2,030	95.8	95.7	95.9			11.40	39	19
5. 2001	5,196	1,960	3,236	106.6	109.1	105.1			11.40	143	59
6. 2002	3,178	1,199	1,979	80.4	93.8	74.0			11.40	72	31
7. 2003	2,689	401	2,289	62.5	30.2	77.0			11.40	244	94
8. 2004	5,930	2,380	3,550	80.2	98.7	71.2			11.40	984	290
9. 2005	5,958	1,738	4,220	65.7	61.8	67.5			11.40	1,589	426
10. 2006	6,195	1,916	4,279	59.5	59.6	59.4			11.40	1,737	593
11. 2007	5,389	1,247	4,142	49.3	44.0	51.1			11.40	2,204	884
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	7,073	2,442

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX			1		0			2	XXX
2. 1998	74	38	36	5	2	12	10	1			6	4
3. 1999	96	46	50	46	7	11	2	4			53	3
4. 2000	117	39	78	68	45	35	16	4			45	4
5. 2001	135	35	100	10	15	15	7	3			6	3
6. 2002	131	18	113	33	5	33	7	4			59	2
7. 2003	173	15	158	46	43	10	1	4			15	3
8. 2004	196	14	181	14	2	16	5	3			26	2
9. 2005	226	13	213	19	9	4	1	3			14	1
10. 2006	216	1	215					0			0	0
11. 2007	172		172								0	
12. Totals	XXX	XXX	XXX	241	128	137	49	26	0	0	226	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior			4				3		0			7	
2. 1998			0				0		0			0	
3. 1999	1		1		1		0		0			4	0
4. 2000	23		5		0		3		1			32	0
5. 2001			5				3		0			8	
6. 2002			8				4		0			13	
7. 2003			12	1	1	0	7	1	1			18	0
8. 2004	6	3	31	3	3	1	17	3	2			50	0
9. 2005	35		46	7	7		26	4	5			108	1
10. 2006			66		1		38		6			110	0
11. 2007			62				35		6			103	
12. Totals	65	3	239	10	12	2	136	7	21	0	0	453	1

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	4	3
2. 1998	18	12	6	24.7	31.9	17.3			11.40	0	0
3. 1999	65	9	57	67.8	18.4	113.6			11.40	2	2
4. 2000	138	62	77	118.3	157.9	98.5			11.40	28	4
5. 2001	35	22	13	25.9	62.7	13.3			11.40	5	3
6. 2002	83	11	71	63.2	63.0	63.3			11.40	8	5
7. 2003	80	47	33	46.0	319.1	20.9			11.40	11	7
8. 2004	93	16	76	47.3	116.0	42.0			11.40	31	19
9. 2005	144	21	123	63.7	166.1	57.6			11.40	75	34
10. 2006	110	0	110	51.1	0.0	51.3			11.40	66	44
11. 2007	103	0	103	60.0	0.0	60.0			11.40	62	41
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	291	161

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	297	153	144	161	82	75	29	11			134	10
3. 1999	343	165	177	203	82	128	57	15			207	12
4. 2000	413	130	283	336	182	146	39	18			280	12
5. 2001	564	123	441	396	190	200	55	24			376	13
6. 2002	706	140	567	248	29	223	21	26			447	16
7. 2003	873	167	706	504	183	269	40	42			592	18
8. 2004	1,005	199	806	134	7	155	17	36			301	15
9. 2005	1,155	125	1,029	133	8	89	13	37			237	8
10. 2006	1,081	99	982	55	9	34	4	37			113	8
11. 2007	1,035	120	915	1	(1)	2		15			20	4
12. Totals	XXX	XXX	XXX	2,171	772	1,321	275	262	0	0	2,706	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			0	0			0	0	0			0	0
7. 2003	17		7	4	3		4	2	1			26	0
8. 2004			4	1	0		2	0	0			5	0
9. 2005	16	3	66	24	9	1	38	14	5			91	1
10. 2006	100	13	195	23	23	3	111	17	16			391	2
11. 2007	47		319	49	19		182	28	21			511	3
12. Totals	180	16	591	100	54	3	337	62	43	0	0	1,024	6

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	246	111	134	82.7	72.7	93.3			11.40	0	0
3. 1999	346	139	207	101.0	84.1	116.6			11.40	0	0
4. 2000	501	221	280	121.3	169.9	99.0			11.40	0	0
5. 2001	621	245	376	110.0	198.7	85.2			11.40	0	0
6. 2002	497	50	447	70.4	35.9	78.9			11.40	0	0
7. 2003	847	228	618	97.0	137.1	87.5			11.40	20	6
8. 2004	332	26	306	33.0	13.1	37.9			11.40	3	2
9. 2005	392	63	328	33.9	50.4	31.9			11.40	55	36
10. 2006	571	68	504	52.8	68.4	51.3			11.40	260	131
11. 2007	605	75	530	58.5	62.7	58.0			11.40	316	194
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	655	369

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	8	(0)	(1)		0			7	XXX
2. 1998	1,331	150	1,181	496	126	231	53	51			649	69
3. 1999	1,693	618	1,075	1,059	480	547	80	95		4	1,141	93
4. 2000	1,852	877	975	782	176	450	76	69			1,048	79
5. 2001	1,665	612	1,053	773	488	237	84	69		42	557	62
6. 2002	953	539	414	81	17	51	13	32			135	29
7. 2003	920	493	428	126	61	24	13	28	(8)		113	19
8. 2004	1,159	583	576	667	596	43	7	43	8	0	142	49
9. 2005	1,380	836	544	206	156	20	3	51		0	119	23
10. 2006	1,483	709	773	43	12	9	2	38			76	24
11. 2007	2,294	929	1,365	13	3	2	1	28			40	32
12. Totals	XXX	XXX	XXX	4,254	2,114	1,713	330	504	0	47	4,027	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	6		16	11	5		7	5	1		0	18	0
2. 1998	51	31	14	6	1		6	2	2		1	37	0
3. 1999	83	54	13	5	1	36	5	0	3		1	9	0
4. 2000	4	1	29	14	3	0	13	6	1		0	29	1
5. 2001	3		35	26	9	4	15	7	1		0	27	0
6. 2002	5	1	39	32	2	1	17	11	1		0	20	0
7. 2003	12	1	74	68	4	1	32	18	5		1	38	0
8. 2004	206	42	158	102	11	3	68	44	10		4	263	3
9. 2005	132	103	227	189	7	1	98	81	7		4	98	4
10. 2006	274	215	366	244	10	1	158	105	16		7	258	4
11. 2007	61	22	802	507	7	3	346	219	31		10	497	11
12. Totals	837	470	1,772	1,202	60	48	765	498	78	0	29	1,295	24

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	10	8
2. 1998	903	217	686	67.8	144.7	58.1			11.40	29	8
3. 1999	1,805	656	1,150	106.6	106.0	107.0			11.40	36	(27)
4. 2000	1,350	273	1,077	72.9	31.1	110.5			11.40	19	11
5. 2001	1,193	608	584	71.6	99.4	55.5			11.40	13	14
6. 2002	229	74	155	24.0	13.8	37.4			11.40	11	9
7. 2003	304	153	151	33.1	31.1	35.4			11.40	17	22
8. 2004	1,206	801	405	104.1	137.5	70.3			11.40	221	42
9. 2005	748	532	216	54.2	63.6	39.8			11.40	68	30
10. 2006	914	579	335	61.6	81.6	43.3			11.40	181	77
11. 2007	1,290	753	537	56.2	81.0	39.3			11.40	334	163
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	938	357

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		(25)	1	25				1	XXX
2. 1998	1,445	220	1,224	671	209	403	84	50	3		829	43
3. 1999	1,647	260	1,387	449	120	368	73	49	1		673	53
4. 2000	1,772	411	1,361	611	287	461	126	85	14	1	731	59
5. 2001	1,909	569	1,340	846	358	573	214	110	38		920	65
6. 2002	908	322	586	333	193	226	126	74	33	11	281	43
7. 2003	80	5	75	3	3	9	4	64	53		16	6
8. 2004	331	177	154	16		55		47	19		99	19
9. 2005	446	70	376	33		38		53	13		111	29
10. 2006	481	65	416	50		18		23	1		89	23
11. 2007	534	124	411	23	3	4		21			44	25
12. Totals	XXX	XXX	XXX	3,035	1,148	2,158	651	575	175	13	3,794	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	3	2			6	4			0			3	0
2. 1998	3		1	0	1		0	0	0			5	0
3. 1999												0	
4. 2000	6		7	3	1		3	1	1			13	0
5. 2001	8	2	9	3	3	2	4	1	1	0	0	16	1
6. 2002	15		12	6	10		5	3	1		0	34	1
7. 2003												0	
8. 2004	(1)		14	3	2		6	1	1			17	0
9. 2005	0		28	6	0		12	3	1		0	35	1
10. 2006	1		52	6	5		23	3	3		0	74	1
11. 2007	15	3	85	29	10		37	12	5		1	108	6
12. Totals	49	7	208	56	36	6	90	24	13	0	1	304	10

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	2
2. 1998	1,129	296	834	78.2	134.3	68.1			11.40	3	1
3. 1999	867	194	673	52.6	74.4	48.5			11.40	0	0
4. 2000	1,175	431	744	66.3	104.9	54.6			11.40	10	3
5. 2001	1,554	618	936	81.4	108.5	69.9			11.40	12	4
6. 2002	676	361	315	74.5	112.3	53.8			11.40	21	14
7. 2003	76	60	16	95.9	1,259.5	21.6			11.40	0	0
8. 2004	139	23	115	42.0	13.2	75.1			11.40	9	7
9. 2005	167	22	145	37.4	30.8	38.6			11.40	23	12
10. 2006	173	10	164	36.0	15.0	39.3			11.40	47	27
11. 2007	199	47	152	37.3	37.9	37.1			11.40	69	39
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	195	109

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	34	29	14	11			0	8	XXX
2. 2006	1,575	1,325	250	666	586	3		17		1	101	XXX
3. 2007	1,498	1,202	296	571	477	3	0	21			118	XXX
4. Totals	XXX	XXX	XXX	1,271	1,091	20	12	38	0	1	226	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	67	55	21	19	6	5	2	2	2		0	18	4
2. 2006	8	2	38	33	2	2	4	4	1		0	12	1
3. 2007	7		141	116	1		15	13	4		0	40	2
4. Totals	82	57	200	168	9	6	22	18	7	0	1	70	7

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	14	4
2. 2006	739	627	113	47.0	47.3	45.2			11.40	10	2
3. 2007	763	606	157	51.0	50.4	53.2			11.40	32	8
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	57	13

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(7)		14		8		10	15	XXX
2. 2006	1,241	86	1,155	587		18		90		39	695	109
3. 2007	1,450	39	1,411	639		20		86		31	746	139
4. Totals	XXX	XXX	XXX	1,219	0	52	0	184	0	80	1,455	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	1		12		8		2		1		1	24	8
2. 2006	3		32		1		4		1		3	42	8
3. 2007	131		137	0	5		18	0	7		20	298	32
4. Totals	136	0	181	0	14	0	24	0	8	0	23	364	47

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	14	11
2. 2006	737	0	737	59.3	0.0	63.8			11.40	36	6
3. 2007	1,044	0	1,044	72.0	0.1	73.9			11.40	268	30
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	317	47

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	14	16	28	31			12	(6)	XXX
2. 2006	9	8	1								0	XXX
3. 2007	10	10	1								0	XXX
4. Totals	XXX	XXX	XXX	14	16	28	31	0	0	12	(6)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	68	68	304	302	11	11	110	109	5	(0)	15	9	
2. 2006			2	1			1	1	0			0	
3. 2007			5	4			2	2	0			1	
4. Totals	68	68	310	307	11	11	112	111	6	(0)	15	10	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	3	6
2. 2006	2	2	0	24.9	23.6	40.5			11.40	0	0
3. 2007	6	6	1	61.4	59.5	87.0			11.40	0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3	7

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								Number of Claims Reported- Direct and Assumed
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(379)	379								0	XXX
8. 2004		(303)	303								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			11.40	0	0
3. 1999	0	0	0	0.0	0.0	0.0			11.40	0	0
4. 2000	0	0	0	0.0	0.0	0.0			11.40	0	0
5. 2001	0	0	0	0.0	0.0	0.0			11.40	0	0
6. 2002	0	0	0	0.0	0.0	0.0			11.40	0	0
7. 2003	0	0	0	0.0	0.0	0.0			11.40	0	0
8. 2004	0	0	0	0.0	0.0	0.0			11.40	0	0
9. 2005	0	0	0	0.0	0.0	0.0			11.40	0	0
10. 2006	0	0	0	0.0	0.0	0.0			11.40	0	0
11. 2007	0	0	0	0.0	0.0	0.0			11.40	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	104	54	50	1	1	3	1	1			3	0
3. 1999	81	30	51					1			1	0
4. 2000	53	13	40	80	46	8	7	1			36	1
5. 2001	48	20	28	7	1	5	1	1	0		12	1
6. 2002	28	9	18	0	0						0	0
7. 2003	33	6	26					1			1	0
8. 2004	31	6	25	0				1			1	0
9. 2005	52	13	39	10	0	3		2			15	1
10. 2006	110	28	83	13	3	4	0	4		0	18	3
11. 2007	146	30	116	0	0	0	0	2			2	1
12. Totals	XXX	XXX	XXX	112	52	24	9	14	0	0	89	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			0	0			0	0	0			0	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	6	3	4	1	1		2	1	0			9	0
10. 2006	1		23	9	3		10	4	1			27	0
11. 2007	3	1	51	17	1	0	22	7	3			53	0
12. Totals	10	4	79	27	5	0	34	12	5	0	0	90	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	5	2	3	4.6	3.6	5.7			11.40	0	0
3. 1999	1	0	1	1.0	0.0	1.6			11.40	0	0
4. 2000	89	53	36	168.8	406.1	90.8			11.40	0	0
5. 2001	14	2	12	28.4	9.3	42.2			11.40	0	0
6. 2002	0	0	0	1.3	2.6	0.7			11.40	0	0
7. 2003	1	0	1	2.8	0.0	3.5			11.40	0	0
8. 2004	1	0	1	4.2	0.1	5.1			11.40	0	0
9. 2005	29	5	25	57.0	36.8	63.8			11.40	7	3
10. 2006	61	16	45	54.9	56.1	54.5			11.40	16	11
11. 2007	82	27	55	56.3	89.0	47.8			11.40	35	18
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	58	32

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	54	43	12	10		3	3	0			10	0
3. 1999	49	14	35	114	125	13	13	0			(10)	0
4. 2000	33	17	17								0	
5. 2001	23	15	8			4	4				0	0
6. 2002	(5)	(4)	(0)			0	0	0			0	
7. 2003	58	10	48								0	
8. 2004	59	(0)	60					0			0	
9. 2005	38	23	15								0	
10. 2006	60	18	42								0	
11. 2007	59	22	37								0	
12. Totals	XXX	XXX	XXX	124	125	20	20	1	0	0	(0)	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			2				1					3	
8. 2004			6				3					8	
9. 2005			7				3					10	
10. 2006			27				11					38	
11. 2007			18	8			8	3				15	
12. Totals	0	0	59	8	0	0	26	3	0	0	0	74	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	13	3	10	24.2	7.0	87.3			11.40	0	0
3. 1999	128	138	(10)	259.9	954.3	(30.3)			11.40	0	0
4. 2000	0	0	0	0.0	0.0	0.0			11.40	0	0
5. 2001	4	4	0	16.4	25.4	0.0			11.40	0	0
6. 2002	0	0	0	(5.0)	(2.7)	(33.3)			11.40	0	0
7. 2003	3	0	3	4.5	0.0	5.4			11.40	2	1
8. 2004	9	0	9	14.4	0.0	14.3			11.40	6	3
9. 2005	10	0	10	25.7	0.0	63.5			11.40	7	3
10. 2006	38	0	38	63.4	0.0	90.5			11.40	27	11
11. 2007	26	12	15	44.6	52.9	39.6			11.40	10	4
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	51	22

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	159	213	213	224	238	242	241	242	242	242	0	0
2. 1998	339	384	394	367	373	367	366	365	365	365	(0)	(0)
3. 1999	XXX	762	761	825	896	874	853	865	864	861	(2)	(4)
4. 2000	XXX	XXX	1,169	1,127	1,455	1,401	1,458	1,440	1,461	1,449	(12)	9
5. 2001	XXX	XXX	XXX	2,252	2,451	2,742	2,783	2,850	2,819	2,814	(6)	(36)
6. 2002	XXX	XXX	XXX	XXX	1,202	1,177	1,323	1,359	1,359	1,369	10	10
7. 2003	XXX	XXX	XXX	XXX	XXX	913	875	872	890	881	(9)	10
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,975	1,909	1,735	1,888	153	(21)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,855	2,950	2,974	24	119
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,167	3,064	(103)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,850	XXX	XXX
										12. Totals	56	87

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

1. Prior	2,660	2,740	2,610	2,542	2,554	2,596	2,736	2,765	2,787	2,794	8	30
2. 1998	3,615	3,908	4,443	3,900	4,031	4,047	4,116	4,193	4,266	4,217	(49)	24
3. 1999	XXX	4,171	4,682	4,713	4,963	5,021	4,871	4,797	4,811	4,838	26	40
4. 2000	XXX	XXX	5,578	6,408	5,412	5,168	5,106	5,451	5,526	5,411	(114)	(40)
5. 2001	XXX	XXX	XXX	4,468	4,557	4,341	4,300	3,883	3,816	3,833	18	(49)
6. 2002	XXX	XXX	XXX	XXX	5,531	5,542	5,376	5,512	5,440	5,424	(16)	(88)
7. 2003	XXX	XXX	XXX	XXX	XXX	6,415	6,655	7,132	7,247	7,128	(119)	(4)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8,372	8,003	7,674	7,234	(440)	(769)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,642	8,679	8,036	(643)	(606)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,981	7,851	(130)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,956	XXX	XXX
										12. Totals	(1,460)	(1,462)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

1. Prior	884	1,005	1,055	1,184	1,257	1,392	1,416	1,426	1,478	1,466	(13)	39
2. 1998	833	968	1,092	1,056	1,044	1,025	1,032	1,025	1,025	1,018	(7)	(6)
3. 1999	XXX	1,076	1,371	1,494	1,624	1,747	1,784	1,790	1,794	1,802	8	12
4. 2000	XXX	XXX	1,607	1,714	1,719	1,796	1,717	1,800	1,790	1,827	37	27
5. 2001	XXX	XXX	XXX	2,410	2,465	2,760	2,898	2,999	3,002	3,012	10	13
6. 2002	XXX	XXX	XXX	XXX	1,742	1,759	1,821	1,770	1,781	1,801	20	31
7. 2003	XXX	XXX	XXX	XXX	XXX	1,909	2,023	2,038	2,036	2,115	80	77
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,763	2,750	2,800	3,253	453	503
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,184	3,490	3,872	382	688
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,760	3,938	178	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,851	XXX	XXX
										12. Totals	1,148	1,384

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	99	101	114	97	77	81	79	76	95	81	(14)	5
2. 1998	22	17	23	9	5	6	5	5	5	5	(0)	0
3. 1999	XXX	53	57	32	49	59	51	51	51	53	2	1
4. 2000	XXX	XXX	57	44	42	66	44	41	60	72	12	31
5. 2001	XXX	XXX	XXX	55	33	37	30	16	13	11	(3)	(6)
6. 2002	XXX	XXX	XXX	XXX	62	63	75	74	70	67	(3)	(7)
7. 2003	XXX	XXX	XXX	XXX	XXX	77	91	101	86	29	(57)	(72)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	102	101	88	71	(18)	(31)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	117	106	115	9	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	125	104	(20)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	XXX	XXX
										12. Totals	(93)	(81)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	67	85	84	91	94	93	93	93	93	93	0	0
2. 1998	54	84	114	118	112	124	124	124	124	124	0	0
3. 1999	XXX	78	162	160	189	199	193	197	196	192	(4)	(5)
4. 2000	XXX	XXX	228	208	220	252	251	262	261	262	0	(1)
5. 2001	XXX	XXX	XXX	351	432	411	371	354	352	351	(0)	(3)
6. 2002	XXX	XXX	XXX	XXX	356	425	436	438	426	421	(5)	(18)
7. 2003	XXX	XXX	XXX	XXX	XXX	503	589	616	595	575	(19)	(41)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	579	556	375	269	(106)	(286)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	727	563	287	(275)	(439)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	634	451	(183)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	494	XXX	XXX
										12. Totals	(592)	(793)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	489	535	501	522	527	537	524	521	532	546	13	25
2. 1998	456	525	762	629	622	603	602	630	624	633	9	3
3. 1999	XXX	558	672	785	909	965	1,002	1,054	1,058	1,052	(6)	(2)
4. 2000	XXX	XXX	548	827	835	834	837	884	978	1,007	29	123
5. 2001	XXX	XXX	XXX	450	430	435	497	548	559	514	(46)	(34)
6. 2002	XXX	XXX	XXX	XXX	271	132	119	135	124	122	(2)	(13)
7. 2003	XXX	XXX	XXX	XXX	XXX	370	152	100	97	111	14	11
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	261	223	178	360	182	138
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	212	140	158	18	(54)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	290	281	(9)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	478	XXX	XXX
										12. Totals	202	195

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	599	548	503	495	491	524	535	547	542	544	3	(2)
2. 1998	462	662	698	715	743	751	793	788	783	786	2	(2)
3. 1999	XXX	669	655	603	639	639	624	624	624	624	0	(0)
4. 2000	XXX	XXX	748	747	754	738	733	706	678	672	(5)	(34)
5. 2001	XXX	XXX	XXX	748	846	851	896	889	872	863	(9)	(26)
6. 2002	XXX	XXX	XXX	XXX	241	226	257	262	276	272	(4)	10
7. 2003	XXX	XXX	XXX	XXX	XXX	10	13	5	5	5	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	104	98	87	87	0	(10)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	140	113	104	(8)	(36)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	139	140	0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	127	XXX	XXX
										12. Totals	(21)	(101)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40	66	59	(7)	19
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	110	94	(16)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	132	XXX	XXX
										4. Totals	(23)	19

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	162	144	158	14	(5)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	643	646	3	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	951	XXX	XXX
										4. Totals	17	(5)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	3	(5)	(8)	(18)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	(0)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	XXX	XXX
										4. Totals	(8)	(18)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
Years in Which Losses Were Incurred	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior	45	32	53	49	50	49	49	49	49	49	(0)	(0)
2. 1998	17	9	5	4	3	2	2	2	2	2	(0)	(0)
3. 1999	XXX	15	8	3	4	0					0	0
4. 2000	XXX	XXX	10	12	9	11	36	35	35	35	(0)	(0)
5. 2001	XXX	XXX	XXX	7	3	4	11	11	11	11	0	(0)
6. 2002	XXX	XXX	XXX	XXX	6	1	0	0	0	0	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	5	0	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8	1	0	0	(0)	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	9	22	13	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	50	39	(11)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	50	XXX	XXX
										12. Totals	2	1

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	52	125	105	123	122	121	120	121	121	121	0	0
2. 1998	6	7	12	12	10	16	10	10	10	10	0	0
3. 1999	XXX	7	0	6	5					(11)	(11)	(11)
4. 2000	XXX	XXX	5	3	3	1					0	0
5. 2001	XXX	XXX	XXX	3	2	1					0	0
6. 2002	XXX	XXX	XXX	XXX	0	(0)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	0				3	3	3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16			8	8	8
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8		10	10	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	38	16	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	XXX	XXX
										12. Totals	26	2

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	133	181	195	224	241	241	242	242	242	451	314
2. 1998	70	338	350	364	365	365	364	365	365	365	251	197
3. 1999	XXX	(8)	301	544	726	823	841	861	861	861	289	316
4. 2000	XXX	XXX	262	442	967	1,175	1,386	1,413	1,430	1,442	469	486
5. 2001	XXX	XXX	XXX	383	1,219	2,070	2,438	2,657	2,748	2,750	271	251
6. 2002	XXX	XXX	XXX	XXX	310	583	985	1,223	1,257	1,314	75	50
7. 2003	XXX	XXX	XXX	XXX	XXX	123	353	608	751	807	91	16
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	288	755	1,304	1,729	194	22
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	501	1,249	2,029	242	29
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	498	1,114	227	43
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	622	132	45

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	860	1,356	1,692	1,844	1,992	2,103	2,225	2,357	2,384	3,383	912
2. 1998	796	1,948	2,734	3,166	3,453	3,690	3,757	3,897	3,976	3,972	996	305
3. 1999	XXX	1,036	2,552	3,446	4,220	4,432	4,497	4,595	4,640	4,666	1,084	286
4. 2000	XXX	XXX	1,339	3,376	3,848	4,516	4,766	4,943	5,154	5,190	1,385	350
5. 2001	XXX	XXX	XXX	949	2,430	3,140	3,221	3,434	3,557	3,640	1,479	470
6. 2002	XXX	XXX	XXX	XXX	1,439	3,174	3,982	4,480	4,794	4,895	792	189
7. 2003	XXX	XXX	XXX	XXX	XXX	1,544	3,576	4,638	5,359	5,818	727	184
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,849	3,997	5,130	5,723	713	194
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,945	4,043	5,010	611	158
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,837	3,645	530	180
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,706	257	131

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	439	698	872	937	1,099	1,211	1,316	1,377	1,410	1,205	850
2. 1998	387	547	821	921	982	1,007	1,015	1,009	1,011	1,013	232	177
3. 1999	XXX	411	699	1,053	1,334	1,656	1,702	1,732	1,740	1,761	349	211
4. 2000	XXX	XXX	506	1,030	1,311	1,509	1,574	1,666	1,743	1,771	417	201
5. 2001	XXX	XXX	XXX	927	1,600	2,001	2,492	2,710	2,830	2,818	372	157
6. 2002	XXX	XXX	XXX	XXX	562	958	1,305	1,520	1,629	1,703	215	94
7. 2003	XXX	XXX	XXX	XXX	XXX	732	1,097	1,390	1,605	1,790	158	80
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	729	1,196	1,477	2,016	158	100
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	685	1,537	1,914	138	83
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,197	1,679	128	74
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	868	74	42

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000			88	73	75	75	74	72	74	5	16
2. 1998				4	4	4	5	5	5	5	0	4
3. 1999	XXX			18	42	48	49	49	49	49	0	3
4. 2000	XXX	XXX		1	4	21	35	37	37	41	1	3
5. 2001	XXX	XXX	XXX	0	0	3	9	10	3	3	0	3
6. 2002	XXX	XXX	XXX	XXX		1	6	34	47	54	1	2
7. 2003	XXX	XXX	XXX	XXX	XXX	0	9	12	37	11	1	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	17	23	0	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	12	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	74	83	83	84	93	93	93	93	93	5	19
2. 1998	1	32	90	101	103	124	124	124	124	124	2	8
3. 1999	XXX	6	54	123	172	190	190	192	192	192	3	10
4. 2000	XXX	XXX	5	64	173	228	244	262	262	262	3	9
5. 2001	XXX	XXX	XXX	11	112	275	356	351	351	351	3	10
6. 2002	XXX	XXX	XXX	XXX	8	105	276	384	405	421	4	12
7. 2003	XXX	XXX	XXX	XXX	XXX	24	144	423	526	550	4	13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	31	117	193	265	3	12
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	71	200	1	6
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	76	0	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	0	1

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	251	343	393	412	500	516	518	521	528	108	264
2. 1998	29	136	324	444	504	537	555	597	598	598	18	50
3. 1999	XXX	16	108	385	596	776	940	1,023	1,037	1,046	38	55
4. 2000	XXX	XXX	16	131	394	591	705	807	882	979	29	49
5. 2001	XXX	XXX	XXX	(13)	40	150	320	403	451	488	22	39
6. 2002	XXX	XXX	XXX	XXX	11	26	81	88	96	103	6	22
7. 2003	XXX	XXX	XXX	XXX	XXX	6	44	52	62	77	7	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	34	58	83	107	17	30
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	18	67	5	14
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	39	8	13
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	7	14

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	289	386	427	457	494	502	535	541	542	46	233
2. 1998	67	266	481	567	712	723	767	779	780	781	9	34
3. 1999	XXX	47	280	417	561	616	624	624	624	624	11	43
4. 2000	XXX	XXX	80	378	544	635	666	652	658	660	16	43
5. 2001	XXX	XXX	XXX	112	454	664	802	816	840	848	19	46
6. 2002	XXX	XXX	XXX	XXX	(3)	87	163	195	239	240	11	31
7. 2003	XXX	XXX	XXX	XXX	XXX	(2)	5	5	5	5	0	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	20	46	61	71	1	18
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	57	71	6	22
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	68	10	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	9	10

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	35	43	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	77	83	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	128	134	373	196
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	490	605	69	33
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	660	67	41

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(2)	(8)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	[illegible]	[illegible]	[illegible]	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	[illegible]	[illegible]	[illegible]	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	[illegible]						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	[illegible]	[illegible]					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	[illegible]				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	8	23	35	49	49	49	49	49	49	2	2
2. 1998			1	2	2	2	2	2	2	2	0	0
3. 1999	XXX											0
4. 2000	XXX	XXX		4	7	7	35	35	35	35	1	0
5. 2001	XXX	XXX	XXX	1	1	2	10	10	10	10	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2003	XXX	XXX	XXX	XXX	XXX							0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2	13	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	14	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	91	95	116	120	121	120	121	121	121	3	5
2. 1998			10	10	10	10	10	10	10	10		0
3. 1999	XXX									(11)	0	0
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									0
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	75	16	6	2	0	0				
2. 1998	175	18	40	2	8	2	1			
3. 1999	XXX	461	167	79	49	1	7	0	1	
4. 2000	XXX	XXX	604	178	179	69	22	6	16	0
5. 2001	XXX	XXX	XXX	908	200	100	71	28	(14)	10
6. 2002	XXX	XXX	XXX	XXX	450	114	89	43	27	37
7. 2003	XXX	XXX	XXX	XXX	XXX	433	215	81	26	7
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,038	461	106	50
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,375	627	265
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,866	950
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,119

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	1,146	789	536	335	277	214	220	195	174	164
2. 1998	1,740	940	1,051	212	196	117	111	81	70	74
3. 1999	XXX	1,977	1,174	543	285	290	176	53	37	38
4. 2000	XXX	XXX	2,793	1,439	407	(39)	(49)	137	103	55
5. 2001	XXX	XXX	XXX	2,294	1,205	644	612	127	121	49
6. 2002	XXX	XXX	XXX	XXX	2,722	1,108	553	407	272	268
7. 2003	XXX	XXX	XXX	XXX	XXX	2,963	1,354	1,158	909	644
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,401	2,183	1,334	884
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,221	2,540	1,677
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,912	2,458
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,973

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	389	199	132	96	81	136	92	53	58	34
2. 1998	284	196	124	79	39	14	12	10	10	4
3. 1999	XXX	451	296	136	52	44	32	29	21	35
4. 2000	XXX	XXX	737	313	125	104	15	24	6	25
5. 2001	XXX	XXX	XXX	819	356	177	100	75	33	82
6. 2002	XXX	XXX	XXX	XXX	665	411	262	112	73	56
7. 2003	XXX	XXX	XXX	XXX	XXX	828	672	323	235	172
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,527	1,056	724	608
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,919	1,230	1,065
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,963	1,587
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,612

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	28	14	12	2	2	2		1	11	7
2. 1998	22	14	16	4	1	0	(0)	0	1	0
3. 1999	XXX	34	36	14	4	6	2	2	2	1
4. 2000	XXX	XXX	56	25	13	6	8	3	11	8
5. 2001	XXX	XXX	XXX	55	31	23	16	4	10	7
6. 2002	XXX	XXX	XXX	XXX	62	40	36	15	16	12
7. 2003	XXX	XXX	XXX	XXX	XXX	77	72	52	26	17
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	102	78	62	42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114	92	62
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	125	104
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	19	3			0	0				
2. 1998	40	14	(2)	1	0	0				
3. 1999	XXX	50	60	11	0	5	0	2	1	
4. 2000	XXX	XXX	154	73	12	8	5	1	(0)	
5. 2001	XXX	XXX	XXX	256	114	11	12	2	0	
6. 2002	XXX	XXX	XXX	XXX	303	127	39	26	12	0
7. 2003	XXX	XXX	XXX	XXX	XXX	340	201	54	18	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	409	222	42	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	476	322	66
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	510	267
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	424

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	148	107	50	25	11	7	0	2	4	6
2. 1998	302	167	299	67	42	14	5	8	4	13
3. 1999	XXX	397	239	104	54	39	20	23	19	13
4. 2000	XXX	XXX	343	336	178	71	38	41	53	22
5. 2001	XXX	XXX	XXX	383	195	85	67	63	50	17
6. 2002	XXX	XXX	XXX	XXX	233	80	27	41	20	14
7. 2003	XXX	XXX	XXX	XXX	XXX	319	94	32	23	19
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	199	123	54	81
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	191	105	55
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	264	176
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	422

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	270	162	65	17	(12)		2	3		
2. 1998	268	168	89	31	9	6	8	3	2	1
3. 1999	XXX	450	175	67	33	13	0	(0)		
4. 2000	XXX	XXX	434	192	66	50	24	16	6	5
5. 2001	XXX	XXX	XXX	425	125	76	48	29	17	8
6. 2002	XXX	XXX	XXX	XXX	151	51	43	29	13	8
7. 2003	XXX	XXX	XXX	XXX	XXX	11	6			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	57	34	13	16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	90	35	32
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	95	66
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	81

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	6	3
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	5
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59		14
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	62	36
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	155

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	6	3
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	15	6	2	1	1	1		0	0	
2. 1998	17	9	3	2	1	0		0	0	
3. 1999	XXX	15	7	3	4	0				
4. 2000	XXX	XXX	10	6	2	1	1	0	0	
5. 2001	XXX	XXX	XXX	7	2	0	0	1	0	0
6. 2002	XXX	XXX	XXX	XXX	6	1	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	5	0	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	5	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34	21
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	48

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	22	8	1	4	2					
2. 1998	6	7	2	2	0					
3. 1999	XXX	7	0	6	5					
4. 2000	XXX	XXX	6	3	3	1				
5. 2001	XXX	XXX	XXX	3	2	1				
6. 2002	XXX	XXX	XXX	XXX	0	(0)				
7. 2003	XXX	XXX	XXX	XXX	XXX	0				3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16			8
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8		10
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	51	17	1	0		0				0
2. 1998	63	196	230	243	246	246	248	250	251	251
3. 1999	XXX	102	213	259	279	286	288	288	289	289
4. 2000	XXX	XXX	171	365	429	455	465	470	469	469
5. 2001	XXX	XXX	XXX	140	232	257	267	271	271	271
6. 2002	XXX	XXX	XXX	XXX	45	61	68	73	74	75
7. 2003	XXX	XXX	XXX	XXX	XXX	91	134	88	90	91
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	113	180	190	194
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	130	229	242
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	135	227
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	132

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	20	12	0	0	0				0	
2. 1998	167	60	16	9	4	4	3	2	1	0
3. 1999	XXX	114	62	27	13	4	2	2	1	0
4. 2000	XXX	XXX	214	96	44	19	9	2	1	1
5. 2001	XXX	XXX	XXX	155	53	24	11	5	3	1
6. 2002	XXX	XXX	XXX	XXX	30	12	5	3	2	1
7. 2003	XXX	XXX	XXX	XXX	XXX	41	12	4	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	58	14	7	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	95	20	10
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89	17
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	94

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	16	16	(9)		(0)					
2. 1998	295	438	438	445	447	448	448	449	449	449
3. 1999	XXX	351	527	593	600	602	604	605	605	605
4. 2000	XXX	XXX	621	909	938	948	954	956	957	957
5. 2001	XXX	XXX	XXX	435	509	519	522	523	523	523
6. 2002	XXX	XXX	XXX	XXX	113	120	122	126	126	126
7. 2003	XXX	XXX	XXX	XXX	XXX	141	160	107	108	108
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	183	214	217	218
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	240	276	281
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	249	286
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	272

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	368	54	19	9	2	3	1	1	1	1
2. 1998	485	928	968	978	985	989	992	995	996	996
3. 1999	XXX	511	982	1,044	1,060	1,073	1,078	1,080	1,083	1,084
4. 2000	XXX	XXX	605	1,230	1,314	1,346	1,364	1,373	1,381	1,385
5. 2001	XXX	XXX	XXX	874	1,358	1,425	1,451	1,466	1,474	1,479
6. 2002	XXX	XXX	XXX	XXX	449	719	761	779	787	792
7. 2003	XXX	XXX	XXX	XXX	XXX	356	660	698	717	727
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	361	658	693	713
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	314	576	611
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	287	530
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	257

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	88	43	22	14	11	8	6	5	5	4
2. 1998	404	92	42	23	16	11	8	5	4	3
3. 1999	XXX	459	108	52	31	19	13	10	8	6
4. 2000	XXX	XXX	623	158	86	53	32	23	16	12
5. 2001	XXX	XXX	XXX	499	133	68	41	27	20	15
6. 2002	XXX	XXX	XXX	XXX	298	80	40	23	14	9
7. 2003	XXX	XXX	XXX	XXX	XXX	322	75	40	23	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	308	78	39	19
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	294	65	30
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	278	57
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	260

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	133	11	13		0	1	0			
2. 1998	1,053	1,297	1,311	1,301	1,303	1,303	1,304	1,305	1,305	1,305
3. 1999	XXX	1,141	1,356	1,368	1,371	1,374	1,375	1,376	1,376	1,376
4. 2000	XXX	XXX	1,467	1,720	1,736	1,740	1,743	1,744	1,746	1,746
5. 2001	XXX	XXX	XXX	1,769	1,946	1,955	1,959	1,961	1,962	1,964
6. 2002	XXX	XXX	XXX	XXX	885	981	986	988	989	990
7. 2003	XXX	XXX	XXX	XXX	XXX	811	912	918	922	923
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	809	915	923	926
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	725	793	799
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	702	768
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	648

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	57	12	13	4	6	5	7	6	4	3
2. 1998	149	205	215	225	227	228	229	231	232	232
3. 1999	XXX	203	307	328	335	341	344	347	348	349
4. 2000	XXX	XXX	239	382	399	407	412	415	416	417
5. 2001	XXX	XXX	XXX	254	339	354	362	368	371	372
6. 2002	XXX	XXX	XXX	XXX	153	199	207	211	214	215
7. 2003	XXX	XXX	XXX	XXX	XXX	111	149	154	157	158
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	98	145	153	158
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	93	130	138
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	92	128
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	74

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	45	33	23	21	18	21	19	11	9	5
2. 1998	71	30	17	8	7	5	8	6	4	3
3. 1999	XXX	92	38	20	14	9	10	8	5	7
4. 2000	XXX	XXX	128	32	17	11	6	4	2	2
5. 2001	XXX	XXX	XXX	88	31	20	13	8	4	3
6. 2002	XXX	XXX	XXX	XXX	54	16	11	6	3	2
7. 2003	XXX	XXX	XXX	XXX	XXX	43	16	10	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	66	29	27	26
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	35	38
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	42
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	61	9	25	1	8	9	4	3	2	
2. 1998	295	354	371	378	386	391	399	406	410	413
3. 1999	XXX	379	501	516	527	534	544	552	558	567
4. 2000	XXX	XXX	475	592	607	611	614	618	618	619
5. 2001	XXX	XXX	XXX	440	510	521	526	531	531	532
6. 2002	XXX	XXX	XXX	XXX	270	301	305	308	309	310
7. 2003	XXX	XXX	XXX	XXX	XXX	204	236	240	242	245
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	215	257	272	284
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	193	238	259
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	199	244
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	173

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	0	0	1	0	0	0				
2. 1998			0	0	0	0	0	0	0	0
3. 1999	XXX			0	0	0	0	0	0	0
4. 2000	XXX	XXX			0	0	1	1	1	1
5. 2001	XXX	XXX	XXX				0	0	0	0
6. 2002	XXX	XXX	XXX	XXX				0	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX			0	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	4	4	2	1	0	0	0	0	0	
2. 1998	0	1	1	0	0	0				
3. 1999	XXX	0	1	0	1	0				0
4. 2000	XXX	XXX	0	1	2	2	0	0	0	0
5. 2001	XXX	XXX	XXX	0	1	1	1	0		
6. 2002	XXX	XXX	XXX	XXX	0	0	1	1	0	
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	3	2	1						0	
2. 1998	0	2	4	4	4	4	4	4	4	4
3. 1999	XXX	1	2	2	2	3	3	3	3	3
4. 2000	XXX	XXX	0	1	3	3	3	3	4	4
5. 2001	XXX	XXX	XXX	0	1	2	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	1	2	2	2	2
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	2	3	3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	2	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	0	0			0			
2. 1998		0	1	2	2	2	2	2	2	2
3. 1999	XXX		0	1	2	3	3	3	3	3
4. 2000	XXX	XXX		1	1	3	3	3	3	3
5. 2001	XXX	XXX	XXX	0	0	2	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	0	2	3	3	4
7. 2003	XXX	XXX	XXX	XXX	XXX	0	0	2	4	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	2	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	1	0	0	0	0				
2. 1998	7	4	1	0	0	0				
3. 1999	XXX	10	5	2	1	0	0	0	0	
4. 2000	XXX	XXX	9	4	3	1	0			
5. 2001	XXX	XXX	XXX	9	6	3	0	0		
6. 2002	XXX	XXX	XXX	XXX	11	7	2	1	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	12	6	3	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	10	5	2	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	3	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	0								
2. 1998	8	10	10	10	10	10	10	10	10	10
3. 1999	XXX	12	13	12	12	12	12	12	12	12
4. 2000	XXX	XXX	11	12	12	12	12	12	12	12
5. 2001	XXX	XXX	XXX	12	13	13	13	13	13	13
6. 2002	XXX	XXX	XXX	XXX	13	15	16	16	16	16
7. 2003	XXX	XXX	XXX	XXX	XXX	15	17	18	18	18
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	13	14	15	15
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	8	8
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	13	12	4	3	1	1	0			0
2. 1998	2	8	13	15	16	17	17	18	18	18
3. 1999	XXX	10	20	24	29	34	36	38	38	38
4. 2000	XXX	XXX	7	15	19	23	26	27	28	29
5. 2001	XXX	XXX	XXX	8	13	17	19	21	21	22
6. 2002	XXX	XXX	XXX	XXX	3	5	6	6	6	6
7. 2003	XXX	XXX	XXX	XXX	XXX	2	5	6	6	7
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	14	16	17
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5	5
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	69	34	14	7	5	2	1	0	1	0
2. 1998	25	36	13	5	4	2	1	1	0	0
3. 1999	XXX	37	29	16	13	7	5	3	0	0
4. 2000	XXX	XXX	29	17	13	8	4	2	1	1
5. 2001	XXX	XXX	XXX	14	13	8	4	2	1	0
6. 2002	XXX	XXX	XXX	XXX	10	5	2	1	1	0
7. 2003	XXX	XXX	XXX	XXX	XXX	3	2	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	5	4	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	3	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	4
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	30	10	(5)	(1)	0			0		
2. 1998	34	71	66	67	68	68	68	69	69	69
3. 1999	XXX	60	79	88	93	93	93	93	93	93
4. 2000	XXX	XXX	46	68	74	77	78	78	78	79
5. 2001	XXX	XXX	XXX	36	54	58	60	61	61	62
6. 2002	XXX	XXX	XXX	XXX	21	25	27	28	29	29
7. 2003	XXX	XXX	XXX	XXX	XXX	8	16	18	19	19
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	23	45	48	49
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	21	23
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	24
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	11	3	1	1	0	0	0	0	
2. 1998	0	3	6	6	7	8	8	8	9	9
3. 1999	XXX	1	4	7	9	9	11	11	11	11
4. 2000	XXX	XXX	1	6	11	14	15	15	15	16
5. 2001	XXX	XXX	XXX	0	6	13	18	18	18	19
6. 2002	XXX	XXX	XXX	XXX	1	6	10	11	11	11
7. 2003	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5	6
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	10
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	74	23	5	2	1	1	0	0	0	0
2. 1998	29	19	7	4	3	1	1	0	0	0
3. 1999	XXX	32	19	7	3	2				
4. 2000	XXX	XXX	41	21	9	3	1	1	0	0
5. 2001	XXX	XXX	XXX	46	22	10	3	2	1	1
6. 2002	XXX	XXX	XXX	XXX	24	10	3	2	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6	1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	26	(10)	(11)	(0)		0	0			
2. 1998	34	43	43	43	43	43	43	43	43	43
3. 1999	XXX	42	53	53	53	53	53	53	53	53
4. 2000	XXX	XXX	53	58	59	59	59	59	59	59
5. 2001	XXX	XXX	XXX	56	62	64	65	65	65	65
6. 2002	XXX	XXX	XXX	XXX	38	42	43	43	43	43
7. 2003	XXX	XXX	XXX	XXX	XXX	1	5	6	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16	19	19	19
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	29	29
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	23
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	0		0	0					
2. 1998					0	0	0	0	0	0
3. 1999	XXX									
4. 2000	XXX	XXX	0	0	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	1	0	0					
2. 1998		0	0	0			0			
3. 1999	XXX		0							
4. 2000	XXX	XXX	0	0		0				
5. 2001	XXX	XXX	XXX			0				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	1	0							
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX		0	0	0	0	0	0	0	0
4. 2000	XXX	XXX	0	1	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX		0	0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	0	0		0					
2. 1998										
3. 1999	XXX								0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	0	0						
2. 1998		0	0	0	0					
3. 1999	XXX	0	0	0	0	0	0	0		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	(0)		(0)						
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX	0	0	0	0	0	0	0	0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(0)	1	(1)								
2. 1998	1,442	1,470	1,447	1,440	1,436	1,435	1,435	1,435	1,435	1,435	
3. 1999	XXX	2,578	2,734	2,674	2,681	2,684	2,683	2,683	2,683	2,683	
4. 2000	XXX	XXX	4,727	4,667	4,638	4,622	4,623	4,623	4,623	4,623	
5. 2001	XXX	XXX	XXX	4,753	4,592	4,564	4,564	4,564	4,564	4,564	
6. 2002	XXX	XXX	XXX	XXX	2,550	2,542	2,540	2,540	2,540	2,540	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,374	1,378	1,390	1,390	1,390	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,583	6,623	6,623	6,623	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,400	6,734	6,734	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,294	6,642	347
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,691	6,691
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,038
13. Earned Prems.(P-Pt 1)	1,442	2,607	4,860	4,625	2,364	1,914	4,355	6,453	6,628	7,038	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior		1	(1)								
2. 1998	853	871	853	848	847	846	846	846	846	846	
3. 1999	XXX	1,613	1,736	1,699	1,703	1,704	1,704	1,704	1,704	1,704	
4. 2000	XXX	XXX	3,647	3,615	3,602	3,597	3,597	3,597	3,597	3,597	
5. 2001	XXX	XXX	XXX	1,560	1,516	1,509	1,509	1,509	1,509	1,509	
6. 2002	XXX	XXX	XXX	XXX	418	417	417	417	417	417	
7. 2003	XXX	XXX	XXX	XXX	XXX	96	97	100	100	100	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,248	3,250	3,250	3,250	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,274	1,307	1,307	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	971	1,017	47
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	896	896
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	942
13. Earned Prems.(P-Pt 1)	853	1,633	3,751	1,486	364	439	1,018	1,280	1,004	942	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	247	83	6	(4)	(0)	(1)			3	4	4
2. 1998	9,633	10,292	10,316	10,314	10,308	10,304	10,304	10,304	10,304	10,304	
3. 1999	XXX	9,964	10,550	10,711	10,663	10,646	10,647	10,647	10,651	10,663	12
4. 2000	XXX	XXX	14,561	16,323	16,384	16,336	16,312	16,305	16,316	16,324	8
5. 2001	XXX	XXX	XXX	14,612	15,694	15,685	15,670	15,666	15,690	15,710	19
6. 2002	XXX	XXX	XXX	XXX	11,600	12,087	12,079	12,080	12,084	12,091	7
7. 2003	XXX	XXX	XXX	XXX	XXX	14,258	15,227	15,212	15,205	15,203	(2)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,705	17,757	17,733	17,730	(3)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,691	15,823	15,819	(4)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,868	14,119	1,251
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,969	11,969
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,262
13. Earned Prems.(P-Pt 1)	9,880	10,706	13,883	15,968	12,335	14,037	16,349	15,718	14,014	13,262	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	61	49	9	(1)	(3)				0	0	0
2. 1998	3,500	3,822	3,835	3,854	3,845	3,843	3,843	3,843	3,843	3,843	
3. 1999	XXX	3,641	3,834	3,935	3,913	3,902	3,901	3,901	3,901	3,903	1
4. 2000	XXX	XXX	6,990	7,987	8,002	7,985	7,980	7,977	7,977	7,978	1
5. 2001	XXX	XXX	XXX	8,499	9,065	9,064	9,063	9,062	9,062	9,064	2
6. 2002	XXX	XXX	XXX	XXX	3,613	3,750	3,757	3,757	3,758	3,759	1
7. 2003	XXX	XXX	XXX	XXX	XXX	4,408	4,687	4,690	4,689	4,689	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,212	4,331	4,327	4,327	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,986	2,180	2,179	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,502	1,653	151
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,448	1,448
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,605
13. Earned Prems.(P-Pt 1)	3,562	4,012	5,591	8,882	3,502	3,879	3,211	2,104	1,692	1,605	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	45	(1)	(0)		1						
2. 1998	3,076	3,149	3,147	3,149	3,151	3,150	3,150	3,150	3,150	3,150	
3. 1999	XXX	3,887	4,051	4,046	4,047	4,046	4,046	4,046	4,046	4,046	
4. 2000	XXX	XXX	4,741	4,857	4,864	4,863	4,863	4,862	4,862	4,862	0
5. 2001	XXX	XXX	XXX	4,914	4,921	4,925	4,921	4,921	4,921	4,921	0
6. 2002	XXX	XXX	XXX	XXX	4,019	4,066	4,040	4,039	4,038	4,038	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	4,264	4,313	4,318	4,315	4,315	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,375	7,442	7,429	7,430	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,994	9,467	9,461	(6)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,956	10,453	507
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,429	10,429
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,932
13. Earned Prems.(P-Pt 1)	3,121	3,959	4,563	4,874	3,953	4,301	7,393	9,064	10,412	10,932	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	30	0	(0)		1						
2. 1998	1,848	1,872	1,870	1,872	1,873	1,873	1,873	1,873	1,873	1,873	
3. 1999	XXX	2,157	2,246	2,247	2,249	2,249	2,249	2,249	2,249	2,249	
4. 2000	XXX	XXX	2,701	2,725	2,736	2,736	2,736	2,735	2,735	2,735	
5. 2001	XXX	XXX	XXX	1,921	1,920	1,922	1,922	1,922	1,922	1,922	0
6. 2002	XXX	XXX	XXX	XXX	1,347	1,363	1,359	1,359	1,359	1,359	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,323	1,339	1,341	1,341	1,341	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,399	2,421	2,419	2,420	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,791	2,917	2,916	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,090	3,222	131
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,702	2,702
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,832
13. Earned Prems.(P-Pt 1)	1,879	2,181	2,446	1,796	1,278	1,329	2,410	2,814	3,214	2,832	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	73	(0)	(0)	2	0	(0)					
2. 1998	1,258	1,283	1,283	1,284	1,286	1,286	1,286	1,286	1,284	1,284	
3. 1999	XXX	1,669	1,745	1,750	1,756	1,757	1,757	1,757	1,757	1,757	
4. 2000	XXX	XXX	1,776	1,853	1,852	1,851	1,853	1,853	1,853	1,853	
5. 2001	XXX	XXX	XXX	1,584	1,607	1,608	1,613	1,613	1,613	1,613	
6. 2002	XXX	XXX	XXX	XXX	928	912	915	915	915	915	
7. 2003	XXX	XXX	XXX	XXX	XXX	957	969	970	970	970	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,193	1,216	1,206	1,206	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,356	1,467	1,459	(8)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,382	1,525	143
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,159	2,159
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,294
13. Earned Prems.(P-Pt 1)	1,331	1,693	1,852	1,665	953	920	1,159	1,380	1,483	2,294	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	12	0		2							
2. 1998	138	150	148	149	150	150	150	150	150	150	
3. 1999	XXX	606	652	653	654	654	654	654	654	654	
4. 2000	XXX	XXX	833	855	854	854	855	855	855	855	
5. 2001	XXX	XXX	XXX	686	693	692	695	696	696	696	
6. 2002	XXX	XXX	XXX	XXX	600	594	596	596	596	596	
7. 2003	XXX	XXX	XXX	XXX	XXX	471	477	479	479	479	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	801	858	852	852	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	776	823	819	(3)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	669	727	58
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	875	875
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	929
13. Earned Prems.(P-Pt 1)	150	618	877	612	539	493	583	836	709	929	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(2)	0	0	(0)							
2. 1998	1,446	1,400	1,399	1,399	1,399	1,399	1,399	1,399	1,399	1,399	
3. 1999	XXX	1,693	1,660	1,660	1,660	1,660	1,660	1,660	1,660	1,660	
4. 2000	XXX	XXX	1,806	1,824	1,831	1,822	1,822	1,822	1,822	1,822	
5. 2001	XXX	XXX	XXX	1,892	1,907	1,902	1,902	1,902	1,902	1,902	
6. 2002	XXX	XXX	XXX	XXX	885	866	866	866	866	866	
7. 2003	XXX	XXX	XXX	XXX	XXX	113	115	115	115	115	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	329	330	330	330	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	444	465	465	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	460	485	24
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	510	510
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	534
13. Earned Prems.(P-Pt 1)	1,445	1,647	1,772	1,909	908	80	331	446	481	534	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	4		(0)	(0)							
2. 1998	216	198	195	194	194	194	194	194	194	194	
3. 1999	XXX	278	245	244	245	245	245	245	245	245	
4. 2000	XXX	XXX	443	440	446	438	438	438	438	438	
5. 2001	XXX	XXX	XXX	888	913	908	908	908	908	908	
6. 2002	XXX	XXX	XXX	XXX	510	492	492	492	492	492	
7. 2003	XXX	XXX	XXX	XXX	XXX	37	38	38	38	38	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	176	177	177	177	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	70	74	74	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	61	67	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118	118
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	124
13. Earned Prems.(P-Pt 1)	220	260	411	569	322	5	177	70	65	124	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(753)	(753)	(753)	(753)	(753)	(753)	(753)	(753)	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	331	331	331	331	331	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	478	478	478	478	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					0						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(379)	(303)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	4	(1)		1							
2. 1998	100	95	93	94	94	94	94	94	94	94	
3. 1999	XXX	87	65	63	63	63	63	63	63	63	
4. 2000	XXX	XXX	76	67	66	66	66	66	66	66	
5. 2001	XXX	XXX	XXX	57	54	51	51	51	51	51	
6. 2002	XXX	XXX	XXX	XXX	31	27	27	27	27	27	
7. 2003	XXX	XXX	XXX	XXX	XXX	39	40	40	40	40	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	31	31	31	31	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	54	55	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	107	113	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	138	138
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	146
13. Earned Prems.(P-Pt 1)	104	81	53	48	28	33	31	52	110	146	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	6	(1)		1							
2. 1998	48	45	45	46	46	46	46	46	46	46	
3. 1999	XXX	34	27	27	27	27	27	27	27	27	
4. 2000	XXX	XXX	20	18	18	18	18	18	18	18	
5. 2001	XXX	XXX	XXX	20	20	19	19	20	20	20	
6. 2002	XXX	XXX	XXX	XXX	10	9	9	10	10	10	
7. 2003	XXX	XXX	XXX	XXX	XXX	7	7	8	8	8	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6	6	6	6	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	11	12	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	29	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29	29
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30
13. Earned Prems.(P-Pt 1)	54	30	13	20	9	6	6	13	28	30	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(3)	(1)	0								
2. 1998	57	43	43	43	43	43	43	43	43	43	
3. 1999	XXX	63	58	58	58	58	58	58	58	58	
4. 2000	XXX	XXX	38	37	36	36	(91)	(91)	(91)	(91)	
5. 2001	XXX	XXX	XXX	24	13	13	(157)	(157)	(157)	(157)	
6. 2002	XXX	XXX	XXX	XXX	7	7	3	3	3	3	
7. 2003	XXX	XXX	XXX	XXX	XXX	58	52	52	52	52	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	368	368	368	368	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38	38	38	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	60	60	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59	59
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59
13. Earned Prems.(P-Pt 1)	54	49	33	23	(5)	58	59	38	60	59	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(1)	(1)	0								
2. 1998	44	33	33	33	33	33	33	33	33	33	
3. 1999	XXX	25	23	23	23	23	23	23	23	23	
4. 2000	XXX	XXX	19	18	17	17	7	7	7	7	
5. 2001	XXX	XXX	XXX	16	9	9	0	0	0	0	
6. 2002	XXX	XXX	XXX	XXX	3	3	3	3	3	3	
7. 2003	XXX	XXX	XXX	XXX	XXX	10	10	10	10	10	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	19	19	19	19	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	23	23	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18	18	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	22
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22
13. Earned Prems.(P-Pt 1)	43	14	17	15	(4)	10	(0)	23	18	22	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	51,642		
1.12 Totals	51,642	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity ....
   5.2 Surety $ 9

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.

2) Effective 7/1/1999 Star Insurance Company replaced Williamsburg National Insurance Company as the quota share reinsurer for the assumed commercial auto liability, commercial physical damage, and general liability from Ranger Insurance Company. As a result of this transaction, net earned premium reserves of $227,751 and net unpaid loss and loss adjustment expense reserves of $831,756 were transferred to Star Insurance Company effective 7/1/1999.

3) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002. The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.

4) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business. Effective 6/1/2005 the retention increased to $500,000.

5) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.

6) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Williamsburg National Insurance Company. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

7) Effective 12/1/2003 the per claim retention for The Crest Trucking program increased to $350,000 from $250,000. Effective 12/1/2005 the per claim retention for the Crest Trucking program increased to $500,000.

8) Effective 1/1/2005, Williamsburg National Insurance Company began an intercompany pooling arrangement with Star Insurance Company (NAIC #18023), Savers Property and Casualty Insurance Company (NAIC #16551) and Ameritrust Insurance Corporation (NAIC #10665). All lines of The respective percentages as of January 1, 2006 are: 11.4%, 56.6%, 22.0% and 10.0% business are included in this arrangement except accident and health.

9) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

10) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities for PICL. Star assumed liabilities of $1.1 million from PICL which are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

Exhibit 28.4 Ameritrust Insurance Corporation's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	118	22	29	70	7		6	62	XXX
2. 1998	18,458	8,460	9,998	11,350	6,248	2,803	1,601	822	61	55	7,064	XXX
3. 1999	21,520	10,080	11,441	15,728	8,929	3,291	1,575	1,126	104	101	9,537	XXX
4. 2000	27,407	14,124	13,283	20,350	12,408	3,785	1,971	1,458	223	190	10,992	XXX
5. 2001	29,419	13,969	15,450	17,872	9,424	3,190	1,308	1,285	289	331	11,325	XXX
6. 2002	20,923	6,790	14,133	11,609	4,879	2,114	758	850	59	520	8,877	XXX
7. 2003	21,231	6,250	14,981	9,424	2,599	1,702	268	903	54	109	9,109	XXX
8. 2004	28,886	7,438	21,448	10,976	3,479	1,825	213	1,091	28	84	10,171	XXX
9. 2005	32,552	7,556	24,996	9,958	2,342	1,260	106	1,109	12	81	9,867	XXX
10. 2006	32,729	7,237	25,492	7,221	1,598	840	40	1,114	1	59	7,538	XXX
11. 2007	33,710	6,890	26,820	3,683	648	475	7	833	0	38	4,336	XXX
12. Totals	XXX	XXX	XXX	118,289	52,576	21,313	7,917	10,598	832	1,573	88,876	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	571	350	305	152	44	17	76	41	21	2	19	455	XXX
2. 1998	615	452	324	258	43	32	90	75	27	6	7	276	XXX
3. 1999	711	567	500	443	64	90	141	122	48	10	10	233	XXX
4. 2000	1,239	1,042	645	588	62	46	131	108	70	1	12	381	XXX
5. 2001	1,383	1,129	737	626	100	68	163	123	73	1	16	511	XXX
6. 2002	665	392	915	635	65	29	235	168	49	(1)	9	706	XXX
7. 2003	1,003	263	1,151	541	90	15	265	113	70	0	17	1,646	XXX
8. 2004	2,188	960	2,163	998	165	34	598	276	98	0	41	2,944	XXX
9. 2005	3,418	993	3,409	1,139	276	38	907	325	163	0	63	5,677	XXX
10. 2006	3,771	845	5,585	1,650	279	34	1,553	482	289		85	8,467	XXX
11. 2007	3,770	520	9,320	2,376	315	26	2,498	693	487		128	12,776	XXX
12. Totals	19,334	7,513	25,055	9,387	1,502	428	6,658	2,524	1,394	19	408	34,071	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	374	81
2. 1998	16,073	8,733	7,340	87.1	103.2	73.4			10.00	229	47
3. 1999	21,610	11,840	9,770	100.4	117.5	85.4			10.00	201	32
4. 2000	27,741	16,368	11,372	101.2	115.9	85.6			10.00	274	107
5. 2001	24,803	12,966	11,836	84.3	92.8	76.6			10.00	365	146
6. 2002	16,502	6,920	9,583	78.9	101.9	67.8			10.00	553	153
7. 2003	14,607	3,852	10,755	68.8	61.6	71.8			10.00	1,350	296
8. 2004	19,103	5,988	13,115	66.1	80.5	61.1			10.00	2,393	551
9. 2005	20,498	4,955	15,544	63.0	65.6	62.2			10.00	4,694	983
10. 2006	20,652	4,648	16,004	63.1	64.2	62.8			10.00	6,861	1,605
11. 2007	21,382	4,271	17,111	63.4	62.0	63.8			10.00	10,195	2,581
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	27,489	6,582

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	DEVELOPMENT 11 One Year	12 Two Year
1. Prior	4,033	5,855	5,772	5,766	5,841	6,073	6,205	6,245	6,325	6,315	(10)	70
2. 1998	5,347	6,009	6,863	6,247	6,367	6,367	6,461	6,542	6,598	6,559	(39)	16
3. 1999	XXX	6,882	7,783	8,023	8,602	8,799	8,687	8,682	8,698	8,710	11	28
4. 2000	XXX	XXX	9,208	10,332	9,777	9,636	9,568	9,962	10,114	10,069	(45)	107
5. 2001	XXX	XXX	XXX	10,198	10,646	10,917	11,097	10,893	10,799	10,768	(31)	(125)
6. 2002	XXX	XXX	XXX	XXX	8,798	8,601	8,673	8,808	8,741	8,741	(0)	(66)
7. 2003	XXX	XXX	XXX	XXX	XXX	9,318	9,443	9,840	9,939	9,836	(102)	(4)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12,852	12,370	11,751	11,955	204	(415)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,568	14,684	14,283	(401)	(285)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,844	14,603	(241)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,791	XXX	XXX
										12. Totals	(655)	(675)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	1,788	3,756	4,459	4,748	5,171	5,381	5,650	5,824	5,879	XXX	XXX
2. 1998	1,392	3,111	4,464	5,166	5,655	5,946	6,066	6,232	6,304	6,304	XXX	XXX
3. 1999	XXX	1,620	3,940	5,687	7,166	7,952	8,212	8,417	8,476	8,515	XXX	XXX
4. 2000	XXX	XXX	2,299	5,303	6,963	8,246	8,887	9,254	9,595	9,757	XXX	XXX
5. 2001	XXX	XXX	XXX	2,605	5,852	8,040	9,222	9,874	10,225	10,330	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	2,359	4,726	6,373	7,379	7,855	8,086	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	2,386	4,897	6,558	7,633	8,260	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,888	5,803	7,646	9,108	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,245	6,710	8,769	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,631	6,425	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,502	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1,356	1,171	748	438	319	331	294	232	222	188
2. 1998	2,530	1,350	1,424	350	261	135	120	89	76	81
3. 1999	XXX	3,423	1,891	847	430	348	209	96	70	77
4. 2000	XXX	XXX	4,556	2,250	857	213	59	201	171	100
5. 2001	XXX	XXX	XXX	4,587	1,990	979	814	287	190	152
6. 2002	XXX	XXX	XXX	XXX	4,168	1,708	925	589	380	347
7. 2003	XXX	XXX	XXX	XXX	XXX	4,427	2,301	1,494	1,087	762
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,859	3,656	2,050	1,487
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,442	4,350	2,851
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,790	5,007
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,750

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	1,265	748	517	1,664	1,356	340	329	87	19	1	388	394
3. 1999	2,287	1,432	855	2,358	1,711	402	293	137	45	2	847	531
4. 2000	4,263	3,290	973	4,615	3,492	732	590	214	77	5	1,401	839
5. 2001	4,057	1,304	2,753	3,624	1,517	545	240	154	48	116	2,518	459
6. 2002	2,074	319	1,755	1,401	344	143	47	96	57	20	1,192	111
7. 2003	1,679	385	1,294	703	135	193	53	93	3	0	799	94
8. 2004	3,820	893	2,928	1,795	516	284	47	118	1	1	1,633	191
9. 2005	5,660	1,123	4,537	2,026	406	190	31	133		1	1,913	247
10. 2006	5,814	880	4,934	971	52	60	2	158	0	3	1,135	251
11. 2007	6,174	827	5,347	526	0	19		130	0	1	675	238
12. Totals	XXX	XXX	XXX	19,684	9,529	2,909	1,631	1,319	250	150	12,501	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Losses Unpaid: Case Basis: 14 Ceded	Losses Unpaid: Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid: Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid: Case Basis: 18 Ceded	Defense and Cost Containment Unpaid: Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid: Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998	3	3	(0)	(0)	0	0	(0)	(0)	0	0		0	0
3. 1999	1	1	0	0	1	1	0	0	0	0		0	0
4. 2000	24	20	0	0	5	3	0	0	1	0	0	7	1
5. 2001	109	66	49	41	8	4	10	8	1		1	57	1
6. 2002	15	0	36	9	1		7	2	1		0	49	1
7. 2003	111	63	26	20	11	1	5	4	5		1	70	1
8. 2004	102	18	139	102	13	0	28	20	1		2	141	2
9. 2005	856	311	413	219	63	12	82	44	11		10	840	9
10. 2006	1,144	301	1,083	389	42	7	216	78	62		18	1,772	15
11. 2007	1,175	246	1,975	426	52	8	394	85	105		25	2,937	83
12. Totals	3,539	1,028	3,721	1,206	196	37	742	241	186	1	58	5,872	112

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage: 30 Ceded	Loss and Loss Expense Percentage: 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	2,094	1,706	388	165.6	228.1	75.0			10.00	0	0
3. 1999	2,899	2,051	847	126.8	143.2	99.2			10.00	0	0
4. 2000	5,591	4,183	1,408	131.1	127.1	144.8			10.00	5	2
5. 2001	4,499	1,924	2,575	110.9	147.6	93.5			10.00	50	7
6. 2002	1,700	459	1,241	82.0	143.9	70.7			10.00	42	8
7. 2003	1,148	279	869	68.4	72.5	67.1			10.00	54	16
8. 2004	2,479	705	1,774	64.9	79.0	60.6			10.00	120	21
9. 2005	3,775	1,022	2,752	66.7	91.1	60.7			10.00	739	101
10. 2006	3,736	828	2,907	64.2	94.1	58.9			10.00	1,537	235
11. 2007	4,376	764	3,612	70.9	92.5	67.5			10.00	2,479	458
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	5,026	846

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	97	71	4	7	1			24	XXX
2. 1998	8,667	3,124	5,542	4,714	1,686	350	193	467	21	11	3,930	1,145
3. 1999	9,392	3,519	5,873	6,297	2,696	381	389	572	36	19	4,629	1,207
4. 2000	12,179	4,905	7,274	9,629	5,669	1,199	607	803	96	53	5,259	1,532
5. 2001	14,007	7,791	6,215	7,609	4,822	321	515	689	187	88	3,696	1,723
6. 2002	10,820	3,072	7,748	5,428	1,761	763	137	445	(41)	55	4,780	868
7. 2003	12,313	3,403	8,911	5,736	1,417	381	98	506	0	50	5,609	810
8. 2004	14,341	2,817	11,525	4,869	676	381	53	589		25	5,609	813
9. 2005	13,788	1,846	11,942	4,131	376	360	20	498		13	4,892	701
10. 2006	12,293	1,485	10,809	2,923	256	545	15	537		6	3,735	673
11. 2007	11,634	1,408	10,226	1,255	139	386	4	390		0	1,886	569
12. Totals	XXX	XXX	XXX	52,688	19,570	7,771	2,038	5,497	300	320	44,049	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	548	337	218	96	14	9	39	17	16		5	377	3
2. 1998	540	398	197	142	20	11	35	25	19		5	234	3
3. 1999	592	477	295	267	30	29	53	48	34		6	184	6
4. 2000	1,159	1,014	584	543	43	41	104	97	84		11	258	10
5. 2001	1,111	984	556	519	47	47	99	93	62		11	232	13
6. 2002	582	368	533	334	33	18	95	60	39		7	503	8
7. 2003	694	141	892	413	40	8	159	74	47		10	1,197	10
8. 2004	1,080	571	1,165	508	63	21	208	91	51		15	1,377	17
9. 2005	1,504	408	1,644	396	104	16	294	71	86		20	2,740	27
10. 2006	1,542	135	2,320	492	139	13	415	88	125		25	3,815	50
11. 2007	2,079	243	3,527	571	176	15	631	102	221		36	5,704	228
12. Totals	11,432	5,076	11,931	4,279	709	229	2,133	765	765	0	151	16,621	374

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	333	43
2. 1998	6,641	2,478	4,164	76.6	79.3	75.1			10.00	197	37
3. 1999	8,755	3,942	4,813	93.2	112.0	82.0			10.00	144	41
4. 2000	13,584	8,067	5,517	111.5	164.5	75.8			10.00	186	72
5. 2001	11,095	7,167	3,928	79.2	92.0	63.2			10.00	163	69
6. 2002	7,918	2,635	5,283	73.2	85.8	68.2			10.00	413	90
7. 2003	8,956	2,150	6,806	72.7	63.2	76.4			10.00	1,032	165
8. 2004	8,905	1,920	6,986	62.1	68.2	60.6			10.00	1,167	210
9. 2005	8,921	1,288	7,633	64.7	69.8	63.9			10.00	2,344	396
10. 2006	8,547	998	7,550	69.5	67.2	69.8			10.00	3,236	579
11. 2007	8,665	1,075	7,591	74.5	76.3	74.2			10.00	4,793	911
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	14,008	2,613

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	8	(35)	26	40	6		0	35	XXX
2. 1998	2,738	1,648	1,090	2,091	1,365	700	537	130	18	14	1,000	363
3. 1999	3,473	1,913	1,560	3,570	2,356	859	529	203	21	49	1,726	497
4. 2000	4,002	2,146	1,856	2,902	1,631	652	370	213	37	87	1,730	543
5. 2001	4,276	1,575	2,700	3,435	1,461	613	115	210	21	51	2,661	466
6. 2002	3,467	1,121	2,346	2,147	929	351	76	167	14	31	1,646	272
7. 2003	3,773	1,166	2,607	1,499	207	312	33	153	12	37	1,711	215
8. 2004	6,485	2,114	4,371	2,766	1,320	387	65	231	3	24	1,996	249
9. 2005	7,951	2,468	5,483	2,339	864	239	36	255	(0)	16	1,934	227
10. 2006	9,133	2,819	6,314	2,087	755	159	18	236	(0)	15	1,709	214
11. 2007	9,589	2,484	7,105	808	87	43	2	162		10	924	152
12. Totals	XXX	XXX	XXX	23,652	10,939	4,341	1,821	1,965	127	332	17,071	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	14	10	59	39	20	5	26	17	4	2	1	50	5
2. 1998	21	20	110	107	21	20	47	46	6	6	2	5	3
3. 1999	40	37	193	171	31	29	83	74	11	9	3	37	6
4. 2000	20	1	25	10	10	2	11	4	2	0	1	50	2
5. 2001	139	64	85	35	35	12	33	12	8		3	178	3
6. 2002	31	3	55	20	10	1	23	8	4		1	90	1
7. 2003	152	44	143	37	30	4	60	15	11		4	296	6
8. 2004	776	290	661	283	72	6	276	121	33		21	1,118	23
9. 2005	888	177	1,004	321	80	8	371	120	50		28	1,768	34
10. 2006	744	207	1,479	493	60	9	606	200	63		33	2,044	37
11. 2007	285	9	2,397	739	50	0	890	257	93		40	2,709	51
12. Totals	3,110	861	6,210	2,254	420	95	2,426	873	283	18	138	8,347	169

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	25	25
2. 1998	3,126	2,121	1,005	114.2	128.7	92.3			10.00	3	2
3. 1999	4,989	3,225	1,763	143.6	168.6	113.1			10.00	24	13
4. 2000	3,835	2,055	1,780	95.8	95.7	95.9			10.00	34	17
5. 2001	4,558	1,719	2,838	106.6	109.1	105.1			10.00	126	52
6. 2002	2,788	1,052	1,736	80.4	93.8	74.0			10.00	63	27
7. 2003	2,359	352	2,007	62.5	30.2	77.0			10.00	214	82
8. 2004	5,201	2,088	3,114	80.2	98.7	71.2			10.00	864	254
9. 2005	5,226	1,525	3,702	65.7	61.8	67.5			10.00	1,394	374
10. 2006	5,434	1,681	3,753	59.5	59.6	59.4			10.00	1,524	520
11. 2007	4,727	1,094	3,633	49.3	44.0	51.1			10.00	1,934	775
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	6,205	2,142

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX			1		0			1	XXX
2. 1998	65	33	32	4	2	10	9	1			5	3
3. 1999	85	41	44	41	6	10	2	4			47	3
4. 2000	103	34	68	59	40	31	14	3			39	3
5. 2001	118	30	88	9	13	13	6	2			5	3
6. 2002	114	16	99	29	4	29	6	4			51	2
7. 2003	152	13	139	41	38	9	1	3			13	3
8. 2004	172	12	159	12	1	14	5	3			23	2
9. 2005	198	11	187	17	8	3	1	2			13	1
10. 2006	189	1	189					0			0	0
11. 2007	151		151								0	
12. Totals	XXX	XXX	XXX	211	112	120	43	22	0	0	198	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior			4				2		0			6	
2. 1998			0				0		0			0	
3. 1999	1		1		1		0		0			3	0
4. 2000	20		4		0		2		1			28	0
5. 2001			4				2		0			7	
6. 2002			7				4		0			11	
7. 2003			10	1	1	0	6	1	1			16	0
8. 2004	5	2	27	3	3	1	15	2	2			44	0
9. 2005	31		40	6	6		23	3	4			95	1
10. 2006			58		0		33		5			96	0
11. 2007			54				31		5			90	
12. Totals	57	2	210	9	11	1	120	6	19	0	0	397	1

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	4	2
2. 1998	16	11	6	24.7	31.9	17.3			10.00	0	0
3. 1999	57	8	50	67.8	18.4	113.6			10.00	2	2
4. 2000	121	54	67	118.3	157.9	98.5			10.00	24	4
5. 2001	31	19	12	25.9	62.7	13.3			10.00	4	3
6. 2002	72	10	62	63.2	63.0	63.3			10.00	7	4
7. 2003	70	41	29	46.0	319.1	20.9			10.00	10	6
8. 2004	81	14	67	47.3	116.0	42.0			10.00	27	16
9. 2005	126	19	108	63.7	166.1	57.6			10.00	65	30
10. 2006	97	0	97	51.1	0.0	51.3			10.00	58	38
11. 2007	90	0	90	60.0	0.0	60.0			10.00	54	38
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	256	141

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	261	135	126	141	72	65	26	9			118	9
3. 1999	301	145	156	178	72	112	50	13			182	11
4. 2000	362	114	248	295	160	128	34	16			246	11
5. 2001	495	108	387	348	167	176	48	21			329	11
6. 2002	620	123	497	217	25	196	19	23			392	14
7. 2003	766	146	620	442	161	236	35	37			520	16
8. 2004	881	174	707	118	7	136	15	32			264	13
9. 2005	1,013	110	903	117	7	78	12	32			208	7
10. 2006	948	87	861	48	8	30	4	32			99	7
11. 2007	908	105	802	1	(1)	2		13			17	4
12. Totals	XXX	XXX	XXX	1,904	677	1,158	241	230	0	0	2,374	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			0	0			0	0	0			0	0
7. 2003	15		6	3	3		3	2	1			23	0
8. 2004			3	1	0		2	0	0			4	0
9. 2005	14	3	58	21	8	1	33	13	4			80	1
10. 2006	88	11	171	20	20	2	98	15	14			343	2
11. 2007	41		279	43	17		159	24	19			448	3
12. Totals	158	14	518	87	47	3	295	54	38	0	0	898	5

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	216	98	118	82.7	72.7	93.3			10.00	0	0
3. 1999	303	122	182	101.0	84.1	116.6			10.00	0	0
4. 2000	439	194	246	121.3	169.9	99.0			10.00	0	0
5. 2001	545	215	329	110.0	198.7	85.2			10.00	0	0
6. 2002	436	44	392	70.4	35.9	78.9			10.00	0	0
7. 2003	743	200	543	97.0	137.1	87.5			10.00	18	5
8. 2004	291	23	268	33.0	13.1	37.9			10.00	2	2
9. 2005	344	55	288	33.9	50.4	31.9			10.00	49	32
10. 2006	501	59	442	52.8	68.4	51.3			10.00	228	115
11. 2007	531	66	465	58.5	62.7	58.0			10.00	278	170
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	575	323

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

NONE

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments – Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	7	(0)	(1)		0			6	XXX
2. 1998	1,167	132	1,036	435	110	246	46	45			569	60
3. 1999	1,485	542	943	929	421	480	70	83		4	1,001	82
4. 2000	1,624	769	855	686	155	395	67	60			919	69
5. 2001	1,461	537	924	678	428	252	74	61		37	489	54
6. 2002	836	473	364	71	15	45	12	28			118	25
7. 2003	807	432	375	111	53	21	11	25	(7)		99	17
8. 2004	1,017	511	506	585	523	38	6	38	7	0	125	43
9. 2005	1,211	733	477	181	137	17	2	45		0	104	20
10. 2006	1,301	622	678	38	11	8	1	33			67	21
11. 2007	2,012	815	1,197	11	2	2	1	25			35	28
12. Totals	XXX	XXX	XXX	3,732	1,855	1,503	290	442	0	41	3,532	XXX

	Losses Unpaid – Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid – Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	5		14	10	5		6	4	1		0	16	0
2. 1998	45	27	12	5	1		5	1	2		1	32	0
3. 1999	73	48	11	5	1	31	5	0	3		1	8	0
4. 2000	4	1	26	12	3	0	11	5	1		0	26	1
5. 2001	3		31	22	8	3	13	6	1		0	24	0
6. 2002	4	1	34	28	2	0	15	10	1		0	18	0
7. 2003	11	1	64	60	3	1	28	16	4		1	34	0
8. 2004	181	37	139	89	9	2	60	38	9		4	231	3
9. 2005	116	90	199	165	6	1	86	71	6		4	86	3
10. 2006	240	189	321	214	8	1	139	92	14		6	227	4
11. 2007	54	19	703	444	6	2	304	192	27		9	436	9
12. Totals	734	412	1,555	1,054	52	42	671	437	68	0	26	1,136	21

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage: 30 Ceded	Loss and Loss Expense Percentage: 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	9	7
2. 1998	792	190	602	67.8	144.7	58.1			10.00	25	7
3. 1999	1,584	575	1,009	106.6	106.0	107.0			10.00	31	(23)
4. 2000	1,184	240	945	72.9	31.1	110.5			10.00	16	9
5. 2001	1,046	534	513	71.6	99.4	55.5			10.00	11	12
6. 2002	201	65	136	24.0	13.8	37.4			10.00	10	8
7. 2003	267	134	133	33.1	31.1	35.4			10.00	15	19
8. 2004	1,058	703	355	104.1	137.5	70.3			10.00	194	37
9. 2005	656	466	190	54.2	63.6	39.8			10.00	59	26
10. 2006	802	508	294	61.6	81.6	43.3			10.00	159	68
11. 2007	1,131	660	471	56.2	81.0	39.3			10.00	293	143
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	823	313

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		(22)	1	22				1	XXX
2. 1998	1,267	193	1,074	588	183	354	74	44	2		727	38
3. 1999	1,445	228	1,217	394	105	323	64	43	1		590	47
4. 2000	1,555	361	1,194	536	252	405	110	75	13	1	641	52
5. 2001	1,674	499	1,175	742	314	503	188	96	33		807	57
6. 2002	796	282	514	292	169	198	111	65	29	10	246	38
7. 2003	70	4	66	3	3	8	4	56	46		14	5
8. 2004	290	155	135	14		49		41	17		87	17
9. 2005	391	62	330	29		33		46	12		97	25
10. 2006	422	57	365	44		16		20	1		78	20
11. 2007	469	109	360	20	2	3		18			39	22
12. Totals	XXX	XXX	XXX	2,662	1,007	1 893	571	505	154	11	3,328	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	3	2			5	3			0			3	0
2. 1998	3		1	0	1		0	0	0			4	0
3. 1999												0	
4. 2000	5		6	3	1		3	1	0			11	0
5. 2001	7	2	8	3	2	2	3	1	1	0	0	14	1
6. 2002	13		10	5	8		5	2	1		0	30	1
7. 2003												0	
8. 2004	(1)		12	2	2		5	1	1			15	0
9. 2005	0		25	5	0		11	2	1		0	30	1
10. 2006	1		46	5	4		20	2	2		0	65	1
11. 2007	13	3	75	25	8		32	11	5		1	95	5
12. Totals	43	6	182	49	32	5	79	21	12	0	1	267	9

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	2
2. 1998	991	260	731	78.2	134.3	68.1			10.00	3	1
3. 1999	760	170	590	52.6	74.4	48.5			10.00	0	0
4. 2000	1,031	378	652	66.3	104.9	54.6			10.00	8	3
5. 2001	1,363	542	821	81.4	108.5	69.9			10.00	10	3
6. 2002	593	317	276	74.5	112.3	53.8			10.00	18	12
7. 2003	67	53	14	95.9	1,259.5	21.6			10.00	0	0
8. 2004	122	20	101	42.0	13.2	75.1			10.00	8	6
9. 2005	146	19	127	37.4	30.8	38.6			10.00	20	10
10. 2006	152	9	144	36.0	15.0	39.3			10.00	41	24
11. 2007	175	41	134	37.3	37.9	37.1			10.00	60	34
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	171	96

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	30	26	13	10			0	7	XXX
2. 2006	1,381	1,162	219	584	514	3		15		1	88	XXX
3. 2007	1,314	1,054	259	501	418	2	0	18			103	XXX
4. Totals	XXX	XXX	XXX	1,115	957	17	10	34	0	1	198	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	59	48	19	16	5	4	2	2	2		0	16	4
2. 2006	7	2	33	29	2	1	4	3	1		0	11	1
3. 2007	6		124	102	1		13	11	4		0	35	2
4. Totals	72	50	175	148	8	5	19	16	7	0	1	61	6

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	13	3
2. 2006	649	550	99	47.0	47.3	45.2			10.00	9	2
3. 2007	669	532	138	51.0	50.4	53.2			10.00	28	7
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	50	12

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	(7)		12		7		8	13	XXX
2. 2006	1,089	76	1,013	515		16		79		34	610	96
3. 2007	1,272	34	1,238	561		18		75		28	654	122
4. Totals	XXX	XXX	XXX	1,069	0	46	0	162	0	70	1,277	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	1		11		7		1		0		1	21	7
2. 2006	3		28		1		4		1		2	36	7
3. 2007	115		120	0	4		16	0	6		17	261	28
4. Totals	119	0	159	0	13	0	21	0	7	0	21	319	42

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	12	9
2. 2006	648	0	646	59.3	0.0	63.8			10.00	31	5
3. 2007	916	0	916	72.0	0.1	73.9			10.00	235	26
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	278	41

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	12	14	24	28			10	(5)	XXX
2. 2006	8	7	1								0	XXX
3. 2007	9	8	1								0	XXX
4. Totals	XXX	XXX	XXX	12	14	24	28	0	0	10	(5)	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	60	60	267	265	10	10	96	95	5	(0)	13	8	
2. 2006			1	1			1	0	0			0	
3. 2007			4	4			1	1	0			1	
4. Totals	60	60	272	270	10	10	98	97	5	(0)	13	9	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2	6
2. 2006	2	2	0	24.9	23.6	40.5			10.00	0	0
3. 2007	6	5	1	61.4	59.5	87.0			10.00	0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3	6

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(332)	332								0	XXX
8. 2004		(266)	266								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			10.00	0	0
3. 1999	0	0	0	0.0	0.0	0.0			10.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			10.00	0	0
5. 2001	0	0	0	0.0	0.0	0.0			10.00	0	0
6. 2002	0	0	0	0.0	0.0	0.0			10.00	0	0
7. 2003	0	0	0	0.0	0.0	0.0			10.00	0	0
8. 2004	0	0	0	0.0	0.0	0.0			10.00	0	0
9. 2005	0	0	0	0.0	0.0	0.0			10.00	0	0
10. 2006	0	0	0	0.0	0.0	0.0			10.00	0	0
11. 2007	0	0	0	0.0	0.0	0.0			10.00	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	91	47	44	1	1	2	1	1			3	0
3. 1999	71	26	45					1			1	0
4. 2000	46	11	35	70	40	7	6	1			32	1
5. 2001	42	18	24	6	1	5	1	1	0		10	1
6. 2002	24	8	16	0	0						0	0
7. 2003	29	6	23					1			1	0
8. 2004	27	5	22	0				1			1	0
9. 2005	45	11	34	9	0	3		2			13	1
10. 2006	97	24	73	12	3	4	0	4		0	16	3
11. 2007	128	26	102	0	0	0	0	1			2	1
12. Totals	XXX	XXX	XXX	99	45	21	8	12	0	0	78	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			0	0			0	0	0			0	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	5	2	4	1	1		2	0	0			8	0
10. 2006	1		20	8	3		9	3	1			23	0
11. 2007	3	1	45	15	1	0	19	7	3			47	0
12. Totals	9	4	69	24	4	0	30	10	4	0	0	79	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	4	2	3	4.6	3.6	5.7			10.00	0	0
3. 1999	1	0	1	1.0	0.0	1.6			10.00	0	0
4. 2000	78	46	32	168.8	406.1	90.8			10.00	0	0
5. 2001	12	2	10	28.4	9.3	42.2			10.00	0	0
6. 2002	0	0	0	1.3	2.6	0.7			10.00	0	0
7. 2003	1	0	1	2.8	0.0	3.5			10.00	0	0
8. 2004	1	0	1	4.2	0.1	5.1			10.00	0	0
9. 2005	26	4	22	57.0	36.8	63.8			10.00	6	2
10. 2006	53	14	40	54.9	56.1	54.5			10.00	14	9
11. 2007	72	23	49	56.3	89.0	47.8			10.00	31	16
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	51	28

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	48	37	10	9		3	3	0			9	0
3. 1999	43	13	30	100	110	12	12	0			(9)	0
4. 2000	29	15	15								0	
5. 2001	20	13	7			3	3				0	0
6. 2002	(4)	(4)	(0)			0	0	0			0	
7. 2003	51	9	42								0	
8. 2004	52	(0)	52					0			0	
9. 2005	33	20	14								0	
10. 2006	53	16	37								0	
11. 2007	52	19	33								0	
12. Totals	XXX	XXX	XXX	109	110	18	18	1	0	0	(0)	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			2				1					2	
8. 2004			5				2					7	
9. 2005			6				3					9	
10. 2006			23				10					33	
11. 2007			16	7			7	3				13	
12. Totals	0	0	52	7	0	0	23	3	0	0	0	65	0

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	12	3	9	24.2	7.0	87.3			10.00	0	0
3. 1999	112	121	(9)	259.9	954.3	(30.3)			10.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			10.00	0	0
5. 2001	3	3	0	16.4	25.4	0.0			10.00	0	0
6. 2002	0	0	0	(5.0)	(2.7)	(33.3)			10.00	0	0
7. 2003	2	0	2	4.5	0.0	5.4			10.00	2	1
8. 2004	7	0	7	14.4	0.0	14.3			10.00	5	2
9. 2005	9	0	9	25.7	0.0	63.5			10.00	6	3
10. 2006	33	0	33	63.4	0.0	90.5			10.00	23	10
11. 2007	23	10	13	44.6	52.9	39.6			10.00	9	4
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	45	19

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	139	187	187	197	209	212	212	212	212	212	0	0
2. 1998	298	337	345	322	327	322	321	320	320	320	(0)	(0)
3. 1999	XXX	669	668	723	786	767	748	759	758	756	(2)	(3)
4. 2000	XXX	XXX	1,026	989	1,276	1,229	1,279	1,263	1,282	1,271	(10)	8
5. 2001	XXX	XXX	XXX	1,975	2,150	2,405	2,441	2,500	2,473	2,468	(5)	(31)
6. 2002	XXX	XXX	XXX	XXX	1,054	1,032	1,161	1,192	1,193	1,201	9	9
7. 2003	XXX	XXX	XXX	XXX	XXX	801	767	765	781	773	(8)	8
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,732	1,675	1,522	1,656	134	(19)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,504	2,587	2,609	21	105
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,778	2,688	(90)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,377	XXX	XXX
										12. Totals	49	76

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

1. Prior	2,333	2,404	2,289	2,230	2,240	2,278	2,400	2,425	2,444	2,451	7	26
2. 1998	3,171	3,429	3,898	3,421	3,536	3,550	3,610	3,678	3,742	3,700	(43)	21
3. 1999	XXX	3,659	4,107	4,134	4,353	4,404	4,273	4,208	4,221	4,243	23	35
4. 2000	XXX	XXX	4,893	5,621	4,748	4,533	4,479	4,782	4,847	4,747	(100)	(35)
5. 2001	XXX	XXX	XXX	3,920	3,997	3,808	3,772	3,406	3,347	3,363	16	(43)
6. 2002	XXX	XXX	XXX	XXX	4,852	4,861	4,716	4,835	4,772	4,758	(14)	(77)
7. 2003	XXX	XXX	XXX	XXX	XXX	5,627	5,838	6,256	6,357	6,253	(105)	(3)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,344	7,020	6,732	6,346	(386)	(674)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,581	7,613	7,049	(564)	(531)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,001	6,887	(114)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,979	XXX	XXX
										12. Totals	(1,281)	(1,282)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

1. Prior	775	881	925	1,039	1,103	1,221	1,242	1,251	1,297	1,286	(11)	34
2. 1998	731	849	958	927	916	899	905	899	899	893	(6)	(5)
3. 1999	XXX	944	1,203	1,311	1,425	1,533	1,565	1,570	1,573	1,580	7	10
4. 2000	XXX	XXX	1,410	1,503	1,508	1,576	1,506	1,579	1,570	1,603	33	24
5. 2001	XXX	XXX	XXX	2,114	2,162	2,421	2,542	2,631	2,633	2,642	9	11
6. 2002	XXX	XXX	XXX	XXX	1,528	1,543	1,598	1,553	1,563	1,580	18	27
7. 2003	XXX	XXX	XXX	XXX	XXX	1,675	1,774	1,788	1,786	1,856	70	68
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,423	2,412	2,456	2,854	397	442
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,793	3,062	3,397	335	604
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,299	3,454	156	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,378	XXX	XXX
										12. Totals	1,007	1,214

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	87	89	100	85	67	71	69	66	83	71	(12)	4
2. 1998	20	15	20	8	4	5	4	4	5	5	(0)	0
3. 1999	XXX	46	50	28	43	52	45	45	45	46	1	1
4. 2000	XXX	XXX	50	39	37	58	39	36	52	83	11	27
5. 2001	XXX	XXX	XXX	49	29	33	26	14	12	9	(2)	(5)
6. 2002	XXX	XXX	XXX	XXX	54	55	65	65	61	58	(3)	(6)
7. 2003	XXX	XXX	XXX	XXX	XXX	68	79	89	76	25	(50)	(63)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	89	89	78	62	(16)	(27)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	103	93	101	8	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109	92	(18)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	85	XXX	XXX
										12. Totals	(81)	(71)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	59	75	74	80	82	82	82	82	82	82	0	0
2. 1998	48	74	100	104	98	109	109	109	109	109	0	0
3. 1999	XXX	69	142	140	166	175	169	173	172	168	(3)	(4)
4. 2000	XXX	XXX	200	182	193	221	220	230	229	229	0	(1)
5. 2001	XXX	XXX	XXX	308	379	360	325	311	308	308	(0)	(2)
6. 2002	XXX	XXX	XXX	XXX	312	373	382	385	373	369	(4)	(15)
7. 2003	XXX	XXX	XXX	XXX	XXX	441	517	541	522	505	(17)	(36)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	508	488	329	236	(93)	(251)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	637	494	252	(242)	(385)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	556	395	(161)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	433	XXX	XXX
										12. Totals	(520)	(696)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	429	469	439	458	463	471	460	457	467	479	12	21
2. 1998	400	460	669	552	545	529	528	553	547	555	8	2
3. 1999	XXX	489	590	688	797	847	879	924	928	923	(5)	(2)
4. 2000	XXX	XXX	481	726	733	731	734	775	858	884	25	108
5. 2001	XXX	XXX	XXX	395	377	382	436	481	491	451	(40)	(30)
6. 2002	XXX	XXX	XXX	XXX	237	115	105	118	109	107	(2)	(12)
7. 2003	XXX	XXX	XXX	XXX	XXX	325	133	87	85	97	12	10
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	229	195	156	316	160	121
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	186	123	139	16	(48)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	255	247	(8)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	419	XXX	XXX
										12. Totals	178	171

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	525	481	441	434	431	459	469	480	475	477	2	(2)
2. 1998	405	580	612	627	652	658	695	691	687	689	2	(2)
3. 1999	XXX	587	575	529	560	560	547	548	548	548	0	(0)
4. 2000	XXX	XXX	656	655	661	647	643	619	595	590	(5)	(30)
5. 2001	XXX	XXX	XXX	656	743	747	786	780	765	757	(8)	(23)
6. 2002	XXX	XXX	XXX	XXX	212	198	225	230	242	239	(3)	9
7. 2003	XXX	XXX	XXX	XXX	XXX	8	11	4	4	4	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	92	86	77	77	0	(9)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	123	99	92	(7)	(32)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	122	122	0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	XXX	XXX
										12. Totals	(19)	(88)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35	58	52	(6)	17
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	96	83	(14)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116	XXX	XXX
										4. Totals	(20)	17

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	142	126	139	13	(4)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	564	567	3	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	834	XXX	XXX
										4. Totals	15	(4)

SCHEDULE P - PART 2K - FIDELITY/SURETY

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	3	(4)	(7)	(15)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	(0)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	XXX	XXX
										4. Totals	(7)	(15)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

NONE

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

NONE

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
12. Totals											0	0

NONE

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	40	28	46	43	44	43	43	43	43	43	(0)	(0)
2. 1998	15	8	4	4	3	2	2	2	2	2	(0)	(0)
3. 1999	XXX	13	7	2	3	0					0	0
4. 2000	XXX	XXX	9	11	8	3	32	31	31	31	(0)	(0)
5. 2001	XXX	XXX	XXX	6	3	3	10	10	9	9	0	(0)
6. 2002	XXX	XXX	XXX	XXX	5	1	0	0	0	0	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	4	0	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	1	0	0	(0)	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	8	19	11	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	35	(9)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	XXX	XXX
										12. Totals	2	1

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	46	110	92	108	107	107	106	107	107	107	0	0
2. 1998	6	6	10	10	9	14	9	9	9	9	0	0
3. 1999	XXX	7	0	5	5					(10)	(10)	(10)
4. 2000	XXX	XXX	5	2	2	1					0	0
5. 2001	XXX	XXX	XXX	3	2	1					0	0
6 2002	XXX	XXX	XXX	XXX	0	(0)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	0				2	2	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14			7	7	7
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7		9	9	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	33	14	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	XXX	XXX
										12. Totals	23	2

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1	2	3	4	5	6	7	8	9	10	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	117	159	171	197	212	212	212	212	212	396	275
2. 1998	62	297	307	319	320	320	320	320	320	320	221	173
3. 1999	XXX	(7)	264	477	637	727	737	755	756	756	254	277
4. 2000	XXX	XXX	230	388	849	1,030	1,216	1,240	1,255	1,265	412	427
5. 2001	XXX	XXX	XXX	336	1,070	1,816	2,139	2,331	2,411	2,412	238	220
6. 2002	XXX	XXX	XXX	XXX	272	512	864	1,073	1,103	1,153	66	44
7. 2003	XXX	XXX	XXX	XXX	XXX	112	310	533	659	708	80	14
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	253	662	1,144	1,517	170	19
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	439	1,096	1,780	212	25
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	437	977	199	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	545	116	40

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	754	1,189	1,485	1,618	1,747	1,845	1,951	2,068	2,091	2,968	800
2. 1998	699	1,708	2,398	2,777	3,029	3,237	3,295	3,418	3,488	3,484	874	268
3. 1999	XXX	909	2,239	3,023	3,702	3,838	3,945	4,031	4,070	4,093	951	251
4. 2000	XXX	XXX	1,175	2,962	3,375	3,962	4,181	4,336	4,521	4,553	1,215	307
5. 2001	XXX	XXX	XXX	832	2,132	2,754	2,825	3,012	3,120	3,193	1,298	412
6. 2002	XXX	XXX	XXX	XXX	1,262	2,734	3,493	3,930	4,205	4,294	695	166
7. 2003	XXX	XXX	XXX	XXX	XXX	1,355	3,137	4,069	4,701	5,103	638	162
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,622	3,506	4,500	5,020	625	170
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,706	3,546	4,395	536	138
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,612	3,198	465	158
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,496	225	115

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	385	613	765	822	964	1,062	1,155	1,208	1,237	1,057	746
2. 1998	340	480	720	808	861	883	890	885	887	888	204	156
3. 1999	XXX	360	613	923	1,170	1,452	1,493	1,520	1,526	1,544	306	185
4. 2000	XXX	XXX	444	903	1,150	1,324	1,381	1,462	1,529	1,554	366	176
5. 2001	XXX	XXX	XXX	814	1,403	1,755	2,186	2,377	2,482	2,472	326	137
6. 2002	XXX	XXX	XXX	XXX	493	840	1,145	1,333	1,429	1,494	189	82
7. 2003	XXX	XXX	XXX	XXX	XXX	642	963	1,219	1,408	1,570	139	71
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	640	1,049	1,295	1,768	139	88
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	601	1,348	1,679	121	73
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,050	1,473	112	65
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	762	65	37

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000			77	64	66	66	65	63	65	4	14
2. 1998				4	3	4	4	4	4	4	0	3
3. 1999	XXX			16	37	42	43	43	43	43	0	2
4. 2000	XXX	XXX		1	4	19	31	32	32	36	1	2
5. 2001	XXX	XXX	XXX	0	0	2	8	9	3	3	0	2
6. 2002	XXX	XXX	XXX	XXX		1	5	30	42	48	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	0	8	11	33	10	1	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	15	20	0	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	10	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	65	73	73	73	81	82	82	82	82	4	17
2. 1998	1	28	79	89	91	109	109	109	109	109	2	7
3. 1999	XXX	6	48	108	151	167	167	168	168	168	3	8
4. 2000	XXX	XXX	5	56	152	200	214	229	229	229	3	8
5. 2001	XXX	XXX	XXX	9	99	241	312	308	308	308	3	9
6. 2002	XXX	XXX	XXX	XXX	7	92	242	337	355	369	3	11
7. 2003	XXX	XXX	XXX	XXX	XXX	21	127	371	461	483	4	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	27	102	170	232	3	10
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	62	176	1	5
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	66	0	5
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	0	1

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	221	301	344	362	438	452	454	457	463	95	232
2. 1998	25	119	284	390	442	471	487	524	525	525	16	44
3. 1999	XXX	14	95	337	523	681	825	897	910	917	33	49
4. 2000	XXX	XXX	14	115	346	519	618	708	774	859	25	43
5. 2001	XXX	XXX	XXX	(12)	35	132	281	353	395	428	19	34
6. 2002	XXX	XXX	XXX	XXX	9	23	71	77	84	90	6	19
7. 2003	XXX	XXX	XXX	XXX	XXX	5	39	45	54	68	6	11
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30	51	73	94	15	26
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	16	59	5	12
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	34	7	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	7	13

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	253	338	375	401	433	440	469	475	475	40	204
2. 1998	59	233	422	497	625	634	673	684	684	685	8	30
3. 1999	XXX	42	246	366	492	540	547	548	548	548	9	37
4. 2000	XXX	XXX	71	332	477	557	584	572	577	579	14	38
5. 2001	XXX	XXX	XXX	98	398	582	703	716	737	744	16	40
6. 2002	XXX	XXX	XXX	XXX	(2)	76	143	171	210	210	10	27
7. 2003	XXX	XXX	XXX	XXX	XXX	(2)	4	4	4	4	0	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	18	41	53	63	1	16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	50	63	6	19
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	60	9	10
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	8	9

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	31	38	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	68	73	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	85	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	112	118	328	172
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	429	531	60	29
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	579	59	36

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(2)	(7)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	[illegible]	[illegible]	[illegible]	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	[illegible]	[illegible]	[illegible]	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	[illegible]	[illegible]	[illegible]				XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	[illegible]	[illegible]	[illegible]				XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	[illegible]	[illegible]	[illegible]				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	7	20	31	43	43	43	43	43	43	2	1
2. 1998			1	2	2	2	2	2	2	2	0	0
3. 1999	XXX											0
4. 2000	XXX	XXX		3	6	6	31	31	31	31	1	0
5. 2001	XXX	XXX	XXX	1	1	2	9	9	9	9	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2003	XXX	XXX	XXX	XXX	XXX							0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	11	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	12	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	80	84	102	105	107	106	107	107	107	3	4
2. 1998			9	9	9	9	9	9	9	9		0
3. 1999	XXX									(10)	0	0
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									0
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	66	14	5	2	0	0				
2. 1998	154	16	35	2	7	2	1			
3. 1999	XXX	404	147	69	43	1	6	0	1	
4. 2000	XXX	XXX	530	156	157	61	19	5	14	0
5. 2001	XXX	XXX	XXX	796	176	88	63	24	(12)	9
6. 2002	XXX	XXX	XXX	XXX	395	100	78	37	23	33
7. 2003	XXX	XXX	XXX	XXX	XXX	380	189	71	23	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	911	405	93	44
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,206	550	233
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,636	833
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,859

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	1,006	692	470	294	243	188	193	171	152	144
2. 1998	1,526	825	922	186	172	103	98	71	61	65
3. 1999	XXX	1,735	1,030	476	250	254	154	46	33	33
4. 2000	XXX	XXX	2,450	1,262	357	(35)	(43)	120	90	48
5. 2001	XXX	XXX	XXX	2,012	1,057	565	537	111	106	43
6. 2002	XXX	XXX	XXX	XXX	2,387	972	485	357	239	235
7. 2003	XXX	XXX	XXX	XXX	XXX	2,599	1,188	1,016	798	565
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,861	1,915	1,170	775
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,702	2,228	1,471
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,431	2,156
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,485

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	341	175	116	84	71	120	80	46	51	30
2. 1998	249	172	109	69	34	12	10	9	9	4
3. 1999	XXX	396	260	119	46	38	28	26	18	31
4. 2000	XXX	XXX	647	274	109	91	13	21	5	22
5. 2001	XXX	XXX	XXX	719	312	155	88	65	29	72
6. 2002	XXX	XXX	XXX	XXX	583	360	230	98	64	49
7. 2003	XXX	XXX	XXX	XXX	XXX	726	589	283	206	151
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,340	927	635	533
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,683	1,079	934
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,722	1,393
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,291

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	24	12	11	2	2	2		1	9	6
2. 1998	20	12	14	3	1	0	(0)	0	1	0
3. 1999	XXX	30	32	12	4	5	2	2	2	1
4. 2000	XXX	XXX	49	22	11	5	7	3	10	7
5. 2001	XXX	XXX	XXX	48	27	20	14	4	9	6
6. 2002	XXX	XXX	XXX	XXX	54	35	31	13	14	11
7. 2003	XXX	XXX	XXX	XXX	XXX	67	63	45	23	15
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	89	69	54	37
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	100	80	54
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109	91
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	85

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	17	2			0	0				
2. 1998	35	12	(2)	1	0	0				
3. 1999	XXX	44	53	10	0	4	0	2	1	
4. 2000	XXX	XXX	135	64	11	7	4	1	(0)	
5. 2001	XXX	XXX	XXX	225	100	10	11	2	0	
6. 2002	XXX	XXX	XXX	XXX	266	112	34	22	10	0
7. 2003	XXX	XXX	XXX	XXX	XXX	298	176	47	15	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	359	194	37	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	417	282	57
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	448	235
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	372

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	129	94	44	22	10	6	0	2	4	6
2. 1998	265	147	263	58	37	12	5	7	3	11
3. 1999	XXX	348	210	91	48	34	18	20	17	11
4. 2000	XXX	XXX	301	295	156	62	33	36	46	19
5. 2001	XXX	XXX	XXX	336	171	75	59	55	44	15
6. 2002	XXX	XXX	XXX	XXX	205	70	24	36	18	12
7. 2003	XXX	XXX	XXX	XXX	XXX	280	82	28	20	17
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	175	107	48	71
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	167	92	48
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	232	154
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	370

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	237	142	57	15	(10)		1	3		
2. 1998	235	147	78	27	8	5	7	2	2	1
3. 1999	XXX	394	154	59	29	11	0	(0)		
4. 2000	XXX	XXX	381	169	58	44	21	14	6	5
5. 2001	XXX	XXX	XXX	373	110	66	43	25	15	7
6. 2002	XXX	XXX	XXX	XXX	132	45	38	26	11	7
7. 2003	XXX	XXX	XXX	XXX	XXX	10	5			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	50	30	11	14
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	79	30	28
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83	58
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	71

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	6	2
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	4
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52		12
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55	32
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	5	3
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	13	5	2	1	1	1		0	0	
2. 1998	15	8	3	2	1	0		0	0	
3. 1999	XXX	13	7	2	3	0				
4. 2000	XXX	XXX	9	5	2	1	1	0	0	
5. 2001	XXX	XXX	XXX	6	2	0	0	1	0	0
6. 2002	XXX	XXX	XXX	XXX	5	1	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	4	0	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	4	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30	18
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	20	7	1	4	2					
2. 1998	6	6	2	1	0					
3. 1999	XXX	7	0	5	5					
4. 2000	XXX	XXX	5	2	2	1				
5. 2001	XXX	XXX	XXX	3	2	1				
6. 2002	XXX	XXX	XXX	XXX	0	(0)				
7. 2003	XXX	XXX	XXX	XXX	XXX	0				2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14			7
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7		9
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	33
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	45	15	1	0		0				0
2. 1998	55	172	202	213	216	216	218	219	220	221
3. 1999	XXX	90	187	227	245	251	253	253	253	254
4. 2000	XXX	XXX	150	321	376	399	408	413	412	412
5. 2001	XXX	XXX	XXX	123	203	225	234	237	237	238
6. 2002	XXX	XXX	XXX	XXX	40	54	60	64	65	66
7. 2003	XXX	XXX	XXX	XXX	XXX	80	117	78	79	80
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	99	158	167	170
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114	201	212
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118	199
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	18	11	0	0	0				0	
2. 1998	146	53	14	8	4	4	2	2	1	0
3. 1999	XXX	100	55	24	11	4	1	2	1	0
4. 2000	XXX	XXX	188	84	39	17	8	2	1	1
5. 2001	XXX	XXX	XXX	136	47	21	9	5	3	1
6. 2002	XXX	XXX	XXX	XXX	26	10	4	3	2	1
7. 2003	XXX	XXX	XXX	XXX	XXX	36	11	4	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	51	12	6	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83	18	9
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	78	15
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	14	14	(8)		(0)					
2. 1998	259	384	385	390	392	393	393	394	394	394
3. 1999	XXX	308	463	520	527	528	530	531	531	531
4. 2000	XXX	XXX	544	797	823	832	837	839	839	839
5. 2001	XXX	XXX	XXX	382	446	455	458	459	459	459
6. 2002	XXX	XXX	XXX	XXX	99	105	107	110	111	111
7. 2003	XXX	XXX	XXX	XXX	XXX	124	141	94	94	94
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	161	188	191	191
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	211	243	247
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	218	251
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	238

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	323	48	17	8	2	3	1	1	1	1
2. 1998	425	814	849	858	864	868	870	873	874	874
3. 1999	XXX	448	861	916	930	941	946	948	950	951
4. 2000	XXX	XXX	531	1,079	1,153	1,180	1,197	1,204	1,211	1,215
5. 2001	XXX	XXX	XXX	767	1,191	1,250	1,273	1,286	1,293	1,298
6. 2002	XXX	XXX	XXX	XXX	394	631	668	683	691	695
7. 2003	XXX	XXX	XXX	XXX	XXX	313	579	612	629	638
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	317	577	608	625
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	275	506	536
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	252	465
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	225

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	77	37	19	12	10	7	6	5	4	3
2. 1998	355	81	37	20	14	10	7	4	4	3
3. 1999	XXX	403	95	45	28	17	11	9	7	6
4. 2000	XXX	XXX	547	139	76	46	28	20	14	10
5. 2001	XXX	XXX	XXX	438	117	59	36	23	18	13
6. 2002	XXX	XXX	XXX	XXX	261	70	35	20	12	8
7. 2003	XXX	XXX	XXX	XXX	XXX	282	66	35	20	10
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	270	69	34	17
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	258	57	27
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	244	50
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	228

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	117	10	11		0	1	0			
2. 1998	924	1,137	1,150	1,141	1,143	1,143	1,144	1,144	1,145	1,145
3. 1999	XXX	1,001	1,190	1,200	1,203	1,206	1,207	1,207	1,207	1,207
4. 2000	XXX	XXX	1,287	1,509	1,523	1,526	1,529	1,530	1,531	1,532
5. 2001	XXX	XXX	XXX	1,552	1,707	1,715	1,718	1,720	1,721	1,723
6. 2002	XXX	XXX	XXX	XXX	776	860	865	866	868	868
7. 2003	XXX	XXX	XXX	XXX	XXX	712	800	805	808	810
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	710	802	809	813
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	636	696	701
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	616	673
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	569

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	50	11	12	3	5	5	6	5	3	3
2. 1998	130	180	189	198	199	200	201	203	203	204
3. 1999	XXX	178	269	287	294	299	302	305	305	306
4. 2000	XXX	XXX	209	335	350	357	361	364	365	366
5. 2001	XXX	XXX	XXX	222	297	310	317	323	325	326
6. 2002	XXX	XXX	XXX	XXX	134	175	181	185	188	189
7. 2003	XXX	XXX	XXX	XXX	XXX	97	130	135	138	139
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	86	128	134	139
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82	114	121
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80	112
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	39	29	21	19	16	19	17	10	8	5
2. 1998	63	26	15	7	6	4	7	5	3	3
3. 1999	XXX	81	34	18	12	8	9	7	5	6
4. 2000	XXX	XXX	112	28	15	10	6	3	2	2
5. 2001	XXX	XXX	XXX	77	27	17	11	7	4	3
6. 2002	XXX	XXX	XXX	XXX	47	14	9	5	3	1
7. 2003	XXX	XXX	XXX	XXX	XXX	37	14	9	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	58	25	24	23
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	31	34
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	37
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	54	8	22	1	7	8	4	3	2	
2. 1998	259	311	325	332	339	343	350	356	360	363
3. 1999	XXX	332	439	453	462	468	477	484	490	497
4. 2000	XXX	XXX	417	519	532	536	539	542	542	543
5. 2001	XXX	XXX	XXX	386	447	457	461	466	466	466
6. 2002	XXX	XXX	XXX	XXX	237	264	268	270	271	272
7. 2003	XXX	XXX	XXX	XXX	XXX	179	207	211	213	215
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	189	226	238	249
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	169	209	227
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	174	214
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	152

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	0	0	1	0	0	0				
2. 1998			0	0	0	0	0	0	0	0
3. 1999	XXX			0	0	0	0	0	0	0
4. 2000	XXX	XXX			0	0	1	1	1	1
5. 2001	XXX	XXX	XXX				0	0	0	0
6. 2002	XXX	XXX	XXX	XXX				0	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX			0	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	4	3	2	1	0	0	0	0	0	
2. 1998	0	1	1	0	0	0				
3. 1999	XXX	0	1	0	1	0				0
4. 2000	XXX	XXX	0	1	2	1	0	0	0	0
5. 2001	XXX	XXX	XXX	0	1	1	1	0		
6. 2002	XXX	XXX	XXX	XXX	0	0	1	1	0	
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	3	2	1						0	
2. 1998	0	2	3	3	3	3	3	3	3	3
3. 1999	XXX	1	2	2	2	2	2	3	3	3
4. 2000	XXX	XXX	0	1	2	3	3	3	3	3
5. 2001	XXX	XXX	XXX	0	1	2	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	1	2	2	2	2
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	2	3	3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	2	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1	1	0	0			0			
2. 1998		0	1	2	2	2	2	2	2	2
3. 1999	XXX		0	1	2	2	3	3	3	3
4. 2000	XXX	XXX		1	1	2	3	3	3	3
5. 2001	XXX	XXX	XXX	0	0	2	2	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	0	2	3	3	3
7. 2003	XXX	XXX	XXX	XXX	XXX	0	0	2	3	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	2	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	4	1	0	0	0	0				
2. 1998	6	4	1	0	0	0				
3. 1999	XXX	9	4	2	1	0	0	0	0	
4. 2000	XXX	XXX	8	4	2	1	0			
5. 2001	XXX	XXX	XXX	8	6	3	0	0		
6. 2002	XXX	XXX	XXX	XXX	9	6	2	1	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	10	5	3	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	9	4	2	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	2	0								
2. 1998	7	9	9	9	9	9	9	9	9	9
3. 1999	XXX	10	11	11	11	11	11	11	11	11
4. 2000	XXX	XXX	10	11	11	11	11	11	11	11
5. 2001	XXX	XXX	XXX	10	11	11	11	11	11	11
6. 2002	XXX	XXX	XXX	XXX	11	13	14	14	14	14
7. 2003	XXX	XXX	XXX	XXX	XXX	13	15	16	16	16
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12	12	13	13
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	7	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	12	11	4	3	1	1	0			0
2. 1998	2	7	11	13	14	15	15	16	16	16
3. 1999	XXX	9	17	21	26	30	32	33	33	33
4. 2000	XXX	XXX	6	13	17	21	23	24	25	25
5. 2001	XXX	XXX	XXX	7	11	15	17	18	19	19
6. 2002	XXX	XXX	XXX	XXX	3	4	5	5	5	6
7. 2003	XXX	XXX	XXX	XXX	XXX	2	4	5	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	12	14	15
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	4	5
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	60	30	12	6	4	2	1	0	1	0
2. 1998	22	32	12	5	3	2	1	1	0	0
3. 1999	XXX	32	26	14	11	7	4	2	0	0
4. 2000	XXX	XXX	26	15	11	7	3	2	1	1
5. 2001	XXX	XXX	XXX	12	11	7	4	2	1	0
6. 2002	XXX	XXX	XXX	XXX	9	5	2	1	1	0
7. 2003	XXX	XXX	XXX	XXX	XXX	3	2	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	4	4	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	3	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	4
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	27	9	(5)	(1)	0			0		
2. 1998	30	63	58	59	59	59	60	60	60	60
3. 1999	XXX	52	69	77	81	82	82	82	82	82
4. 2000	XXX	XXX	40	60	65	68	68	69	69	69
5. 2001	XXX	XXX	XXX	32	48	51	53	54	54	54
6. 2002	XXX	XXX	XXX	XXX	18	22	24	25	25	25
7. 2003	XXX	XXX	XXX	XXX	XXX	7	14	16	17	17
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	21	40	42	43
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	18	20
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	21
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	3	10	3	1	1	0	0	0	0	
2. 1998	0	2	5	6	6	7	7	7	8	8
3. 1999	XXX	1	4	6	8	8	9	9	9	9
4. 2000	XXX	XXX	1	5	9	12	13	13	13	14
5. 2001	XXX	XXX	XXX	0	6	12	16	16	16	16
6. 2002	XXX	XXX	XXX	XXX	1	5	9	9	10	10
7. 2003	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5	6
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	9
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	65	20	4	2	1	1	0	0	0	0
2. 1998	25	17	6	4	3	1	1	0	0	0
3. 1999	XXX	28	16	6	3	2				
4. 2000	XXX	XXX	36	18	8	3	1	1	0	0
5. 2001	XXX	XXX	XXX	40	20	9	3	2	1	1
6. 2002	XXX	XXX	XXX	XXX	21	9	3	2	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5	1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	23	(9)	(10)	(0)		0	0			
2. 1998	30	38	38	38	38	38	38	38	38	38
3. 1999	XXX	37	46	46	47	47	47	47	47	47
4. 2000	XXX	XXX	47	51	51	51	52	52	52	52
5. 2001	XXX	XXX	XXX	49	55	56	57	57	57	57
6. 2002	XXX	XXX	XXX	XXX	33	37	38	38	38	38
7. 2003	XXX	XXX	XXX	XXX	XXX	1	4	5	5	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14	17	17	17
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	25	25
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	20
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	0		0	0					
2. 1998					0	0	0	0	0	0
3. 1999	XXX									
4. 2000	XXX	XXX	0	0	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	1	0	0					
2. 1998		0	0	0			0			
3. 1999	XXX		0							
4. 2000	XXX	XXX	0	0		0				
5. 2001	XXX	XXX	XXX			0				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	1	0							
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX		0	0	0	0	0	0	0	0
4. 2000	XXX	XXX	0	1	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX		0	0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	0	0		0					
2. 1998										
3. 1999	XXX								0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	0	0						
2. 1998		0	0	0	0					
3. 1999	XXX	0	0	0	0	0	0	0		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	(0)		(0)						
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX	0	0	0	0	0	0	0	0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(0)	1	(1)								
2. 1998	1,265	1,289	1,270	1,263	1,260	1,259	1,259	1,259	1,259	1,259	
3. 1999	XXX	2,261	2,398	2,346	2,352	2,354	2,354	2,354	2,354	2,354	
4. 2000	XXX	XXX	4,147	4,094	4,068	4,055	4,055	4,055	4,055	4,055	
5. 2001	XXX	XXX	XXX	4,169	4,029	4,004	4,003	4,004	4,004	4,004	
6. 2002	XXX	XXX	XXX	XXX	2,237	2,230	2,228	2,228	2,228	2,228	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,205	1,209	1,220	1,220	1,220	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,775	5,809	5,809	5,809	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,614	5,907	5,907	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,521	5,826	305
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,869	5,869
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,174
13. Earned Prems.(P-Pt 1)	1,265	2,287	4,263	4,057	2,074	1,679	3,820	5,660	5,814	6,174	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior		1	(1)								
2. 1998	748	764	748	744	743	742	742	742	742	742	
3. 1999	XXX	1,415	1,523	1,491	1,494	1,495	1,495	1,495	1,495	1,495	
4. 2000	XXX	XXX	3,200	3,171	3,160	3,155	3,155	3,155	3,155	3,155	
5. 2001	XXX	XXX	XXX	1,369	1,330	1,324	1,324	1,324	1,324	1,324	
6. 2002	XXX	XXX	XXX	XXX	367	365	365	365	365	365	
7. 2003	XXX	XXX	XXX	XXX	XXX	85	85	88	88	88	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,849	2,851	2,851	2,851	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,118	1,146	1,146	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	852	893	41
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	786	786
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	827
13. Earned Prems.(P-Pt 1)	748	1,432	3,290	1,304	319	385	893	1,123	880	827	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	217	73	5	(3)	(0)	(1)			3	4	4
2. 1998	8,450	9,028	9,049	9,048	9,042	9,038	9,039	9,039	9,039	9,039	
3. 1999	XXX	8,740	9,255	9,395	9,354	9,339	9,340	9,339	9,343	9,353	10
4. 2000	XXX	XXX	12,773	14,319	14,372	14,330	14,309	14,303	14,312	14,320	7
5. 2001	XXX	XXX	XXX	12,817	13,766	13,759	13,745	13,742	13,763	13,780	17
6. 2002	XXX	XXX	XXX	XXX	10,176	10,603	10,596	10,596	10,600	10,606	6
7. 2003	XXX	XXX	XXX	XXX	XXX	12,507	13,357	13,344	13,337	13,336	(2)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14,653	15,576	15,555	15,553	(3)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,887	13,880	13,876	(4)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,288	12,385	1,097
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,500	10,500
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,634
13. Earned Prems.(P-Pt 1)	8,667	9,392	12,179	14,007	10,823	12,313	14,341	13,788	12,293	11,634	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	54	43	8	(1)	(0)				0	0	0
2. 1998	3,070	3,353	3,364	3,381	3,373	3,371	3,371	3,371	3,371	3,371	
3. 1999	XXX	3,194	3,363	3,452	3,432	3,423	3,422	3,422	3,422	3,423	1
4. 2000	XXX	XXX	6,131	7,006	7,023	7,005	7,000	6,997	6,997	6,998	1
5. 2001	XXX	XXX	XXX	7,456	7,952	7,951	7,950	7,949	7,949	7,951	2
6. 2002	XXX	XXX	XXX	XXX	3,174	3,290	3,295	3,296	3,296	3,297	1
7. 2003	XXX	XXX	XXX	XXX	XXX	3,866	4,111	4,114	4,113	4,113	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,695	3,799	3,796	3,796	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,742	1,912	1,912	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,318	1,450	133
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,271	1,271
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,408
13. Earned Prems.(P-Pt 1)	3,124	3,519	4,905	7,791	3,072	3,403	2,817	1,846	1,485	1,408	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	39	(1)	(0)		1						
2. 1998	2,698	2,763	2,761	2,763	2,764	2,763	2,763	2,763	2,763	2,763	
3. 1999	XXX	3,409	3,554	3,549	3,550	3,549	3,549	3,549	3,549	3,549	
4. 2000	XXX	XXX	4,159	4,260	4,266	4,266	4,266	4,265	4,265	4,265	0
5. 2001	XXX	XXX	XXX	4,310	4,317	4,320	4,316	4,316	4,316	4,317	0
6. 2002	XXX	XXX	XXX	XXX	3,526	3,567	3,544	3,543	3,543	3,542	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	3,740	3,784	3,788	3,785	3,785	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,469	6,528	6,517	6,518	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,890	8,305	8,300	(5)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,733	9,178	445
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,149	9,149
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,589
13. Earned Prems.(P-Pt 1)	2,738	3,473	4,002	4,276	3,467	3,773	6,485	7,951	9,133	9,589	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	27	0	(0)		1						
2. 1998	1,621	1,642	1,641	1,642	1,643	1,643	1,643	1,643	1,643	1,643	
3. 1999	XXX	1,892	1,971	1,971	1,973	1,972	1,972	1,972	1,972	1,972	
4. 2000	XXX	XXX	2,369	2,390	2,400	2,400	2,400	2,400	2,400	2,400	
5. 2001	XXX	XXX	XXX	1,686	1,684	1,686	1,686	1,686	1,686	1,686	0
6. 2002	XXX	XXX	XXX	XXX	1,182	1,196	1,192	1,192	1,192	1,192	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,161	1,175	1,176	1,176	1,176	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,104	2,124	2,122	2,122	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,448	2,559	2,558	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,711	2,826	115
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,370	2,370
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,484
13. Earned Prems.(P-Pt 1)	1,648	1,913	2,146	1,575	1,121	1,166	2,114	2,468	2,819	2,484	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	64	(0)	(0)	2	0	(0)					
2. 1998	1,104	1,125	1,125	1,126	1,128	1,128	1,128	1,128	1,127	1,127	
3. 1999	XXX	1,464	1,531	1,535	1,541	1,541	1,542	1,542	1,542	1,542	
4. 2000	XXX	XXX	1,558	1,625	1,625	1,623	1,625	1,625	1,625	1,625	
5. 2001	XXX	XXX	XXX	1,390	1,410	1,411	1,415	1,415	1,415	1,415	
6. 2002	XXX	XXX	XXX	XXX	814	800	803	803	803	803	
7. 2003	XXX	XXX	XXX	XXX	XXX	840	850	851	851	851	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,046	1,067	1,058	1,058	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,189	1,287	1,280	(7)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,212	1,338	126
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,894	1,894
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,012
13. Earned Prems.(P-Pt 1)	1,167	1,485	1,624	1,461	836	807	1,017	1,211	1,301	2,012	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	11	0		2							
2. 1998	121	132	130	131	131	131	131	131	131	131	
3. 1999	XXX	532	572	573	574	574	574	574	574	574	
4. 2000	XXX	XXX	731	750	750	749	750	750	750	750	
5. 2001	XXX	XXX	XXX	602	608	607	610	611	611	611	
6. 2002	XXX	XXX	XXX	XXX	527	521	523	522	522	522	
7. 2003	XXX	XXX	XXX	XXX	XXX	413	418	420	420	420	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	703	753	748	748	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	681	722	719	(3)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	587	638	51
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	767	767
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	815
13. Earned Prems.(P-Pt 1)	132	542	769	537	473	432	511	733	622	815	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(1)	0	0	(0)							
2. 1998	1,269	1,228	1,227	1,227	1,227	1,227	1,227	1,227	1,227	1,227	
3. 1999	XXX	1,485	1,456	1,456	1,456	1,456	1,456	1,456	1,456	1,456	
4. 2000	XXX	XXX	1,585	1,600	1,606	1,598	1,598	1,598	1,598	1,598	
5. 2001	XXX	XXX	XXX	1,659	1,673	1,669	1,669	1,669	1,669	1,669	
6. 2002	XXX	XXX	XXX	XXX	777	759	759	760	760	760	
7. 2003	XXX	XXX	XXX	XXX	XXX	99	101	101	101	101	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	288	290	290	290	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	390	408	408	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	404	425	21
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	448	448
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	469
13. Earned Prems.(P-Pt 1)	1,267	1,445	1,555	1,674	796	70	290	391	422	469	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	3		(0)	(0)							
2. 1998	190	174	171	170	171	171	171	171	171	171	
3. 1999	XXX	244	215	214	215	215	215	215	215	215	
4. 2000	XXX	XXX	388	386	392	384	384	384	384	384	
5. 2001	XXX	XXX	XXX	779	801	797	797	797	797	797	
6. 2002	XXX	XXX	XXX	XXX	448	431	431	431	431	431	
7. 2003	XXX	XXX	XXX	XXX	XXX	33	33	33	33	33	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	155	155	155	155	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	61	65	65	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54	59	5
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	104	104
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109
13. Earned Prems.(P-Pt 1)	193	228	361	499	282	4	155	62	57	109	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(661)	(661)	(661)	(661)	(661)	(661)	(661)	(661)	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	291	291	291	291	291	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	419	419	419	419	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					0						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(332)	(266)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	4	(1)		1							
2. 1998	87	84	82	83	83	83	83	83	83	83	
3. 1999	XXX	76	57	56	56	56	56	56	56	56	
4. 2000	XXX	XXX	67	59	58	58	58	58	58	58	
5. 2001	XXX	XXX	XXX	50	47	45	45	45	45	45	
6. 2002	XXX	XXX	XXX	XXX	27	24	24	24	24	24	
7. 2003	XXX	XXX	XXX	XXX	XXX	34	35	35	35	35	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	27	27	27	27	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	47	49	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	94	99	5
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	121	121
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	128
13. Earned Prems.(P-Pt 1)	91	71	46	42	24	29	27	45	97	128	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	5	(1)		1							
2. 1998	42	40	39	40	40	40	40	40	40	40	
3. 1999	XXX	30	24	24	24	24	24	24	24	24	
4. 2000	XXX	XXX	17	16	16	16	16	16	16	16	
5. 2001	XXX	XXX	XXX	18	17	17	17	18	18	18	
6. 2002	XXX	XXX	XXX	XXX	9	8	8	9	9	9	
7. 2003	XXX	XXX	XXX	XXX	XXX	6	7	7	7	7	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5	5	5	5	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	10	10	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	25	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	25
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26
13. Earned Prems.(P-Pt 1)	47	26	11	18	8	6	5	11	24	26	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(3)	(1)	0								
2. 1998	50	38	38	38	38	38	38	38	38	38	
3. 1999	XXX	56	51	51	51	51	51	51	51	51	
4. 2000	XXX	XXX	34	32	32	32	(80)	(80)	(80)	(80)	
5. 2001	XXX	XXX	XXX	21	12	12	(138)	(138)	(138)	(138)	
6. 2002	XXX	XXX	XXX	XXX	7	7	2	2	2	2	
7. 2003	XXX	XXX	XXX	XXX	XXX	51	46	46	46	46	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	323	323	323	323	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33	33	33	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	53	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52	52
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52
13. Earned Prems.(P-Pt 1)	48	43	29	20	(4)	51	52	33	53	52	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(1)	(1)	0								
2. 1998	38	29	29	29	29	29	29	29	29	29	
3. 1999	XXX	22	20	20	20	20	20	20	20	20	
4. 2000	XXX	XXX	17	16	15	15	7	7	7	7	
5. 2001	XXX	XXX	XXX	14	8	8	0	0	0	0	
6. 2002	XXX	XXX	XXX	XXX	3	3	3	3	3	3	
7. 2003	XXX	XXX	XXX	XXX	XXX	9	9	9	9	9	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	17	17	17	17	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	20	20	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	16	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	19
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19
13. Earned Prems.(P-Pt 1)	37	13	15	13	(4)	9	(0)	20	16	19	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	45,301		
1.12 Totals	45,301	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

   If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

   Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

   Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity ....
   5.2 Surety $ 8

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.

2) The retention per claim for workers' compensation was $500,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002. The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.

3) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Ameritrust Insurance Corporation. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

4) Effective 1/1/2005, Ameritrust Insurance Corporation began an intercompany pooling arrangement with Star Insurance Company (NAIC #18023), Savers Property and Casualty Insurance Company (NAIC #16551) and Williamsburg National Insurance Company (NAIC #25780). The respective percentages as of January 1, 2006 are: 10.0%, 56.6%, 22.0% and 11.4%. All lines of business are included in this arrangement except accident and health.

5) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

6) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities for PICL. Star assumed liabilities of $1.1 million from PICL, which are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MEADOWBROOK INSURANCE GROUP, INC.
(Exact Name of Registrant as Specified in Charter)

0000949156
(Registrant CIK Number)

December 31, 2007 Form 10-K
(Electronic Report, schedule, or registration statement of which the documents are a part)

1-14094
(SEC file number)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Southfield, State of Michigan.

Dated: March 24, 2008

MEADOWBROOK INSURANCE GROUP, INC.
(Registrant)

By: Karen M Spaun

Karen M. Spaun, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document Description
28.1	Star Insurance Company's 2007 Schedule P.
28.2	Savers Property & Casualty Insurance Company's 2007 Schedule P.
28.3	Williamsburg National Insurance Company's 2007 Schedule P.
28.4	Ameritrust Insurance Corporation's 2007 Schedule P.

Exhibit 28.1 Star Insurance Company's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	669	123	163	398	38		34	349	XXX
2. 1998	104,473	47,884	56,589	64,239	35,363	15,864	9,063	4,650	346	312	39,982	XXX
3. 1999	121,804	57,050	64,754	89,023	50,539	18,625	8,915	6,373	588	571	53,980	XXX
4. 2000	155,124	79,942	75,181	115,183	70,230	21,425	11,155	8,253	1,264	1,073	62,212	XXX
5. 2001	166,511	79,062	87,449	101,153	53,339	18,054	7,402	7,273	1,637	1,875	64,101	XXX
6. 2002	118,422	38,430	79,992	65,706	27,614	11,963	4,291	4,812	336	2,940	50,241	XXX
7. 2003	120,165	35,373	84,792	53,338	14,708	9,636	1,515	5,110	306	618	51,555	XXX
8. 2004	163,494	42,097	121,397	62,123	19,693	10,332	1,208	6,174	158	474	57,570	XXX
9. 2005	184,246	42,769	141,477	56,363	13,258	7,129	601	6,279	65	457	55,847	XXX
10. 2006	185,244	40,960	144,284	40,873	9,042	4,756	224	6,305	6	334	42,663	XXX
11. 2007	190,798	38,999	151,800	20,846	3,669	2,687	41	4,717	1	217	24,539	XXX
12. Totals	XXX	XXX	XXX	669,517	297,577	120,633	44,812	59,986	4,707	8,905	503,039	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	3,234	1,982	1,728	863	247	97	433	232	120	12	109	2,577	XXX
2. 1998	3,479	2,558	1,835	1,461	245	182	509	422	153	36	41	1,562	XXX
3. 1999	4,025	3,210	2,832	2,509	362	508	801	690	270	55	57	1,318	XXX
4. 2000	7,013	5,899	3,653	3,217	348	263	742	612	394	5	70	2,154	XXX
5. 2001	7,825	6,390	4,172	3,541	567	383	924	694	415	3	90	2,892	XXX
6. 2002	3,766	2,220	5,180	3,596	369	165	1,328	950	279	(6)	53	3,996	XXX
7. 2003	5,676	1,488	6,514	3,061	508	87	1,498	640	395	1	94	9,316	XXX
8. 2004	12,385	5,432	12,241	5,651	932	190	3,386	1,559	552	0	234	16,663	XXX
9. 2005	19,344	5,619	19,293	6,449	1,560	213	5,132	1,838	922	0	357	32,131	XXX
10. 2006	21,344	4,782	31,612	9,339	1,578	191	8,791	2,726	1,633		479	47,921	XXX
11. 2007	21,339	2,945	52,754	13,446	1,782	145	14,140	3,924	2,756		725	72,310	XXX
12. Totals	109,429	42,524	141,813	53,132	8,500	2,424	37,683	14,288	7,890	106	2,309	192,840	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2,118	459
2. 1998	90,974	49,431	41,543	87.1	103.2	73.4			56.60	1,295	266
3. 1999	122,311	67,013	55,298	100.4	117.5	85.4			56.60	1,138	180
4. 2000	157,011	92,644	64,367	101.2	115.9	85.6			56.60	1,550	604
5. 2001	140,383	73,389	66,994	84.3	92.8	76.6			56.60	2,066	826
6. 2002	93,404	39,166	54,237	78.9	101.9	67.8			56.60	3,130	867
7. 2003	82,675	21,804	60,871	68.8	61.6	71.8			56.60	7,642	1,674
8. 2004	108,125	33,893	74,233	66.1	80.5	61.1			56.60	13,543	3,120
9. 2005	116,021	28,043	87,978	63.0	65.6	62.2			56.60	26,569	5,562
10. 2006	116,893	26,309	90,584	63.1	64.2	62.8			56.60	38,835	9,085
11. 2007	121,020	24,171	96,849	63.4	62.0	63.8			56.60	57,702	14,609
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	155,587	37,254

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	22,828	33,136	32,671	32,636	33,058	34,374	35,119	35,347	35,798	35,742	(55)	395
2. 1998	30,263	34,010	38,845	35,357	36,040	36,037	36,570	37,030	37,343	37,122	(221)	93
3. 1999	XXX	38,954	44,053	45,412	48,687	49,805	49,168	49,141	49,233	49,297	65	156
4. 2000	XXX	XXX	52,116	58,476	55,337	54,538	54,154	56,383	57,244	56,988	(256)	606
5. 2001	XXX	XXX	XXX	57,722	60,254	61,790	62,811	61,653	61,123	60,946	(177)	(707)
6. 2002	XXX	XXX	XXX	XXX	49,796	48,682	49,087	49,851	49,476	49,476	(1)	(375)
7. 2003	XXX	XXX	XXX	XXX	XXX	52,740	53,445	55,696	56,252	55,672	(579)	(24)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	72,740	70,015	66,509	67,665	1,156	(2,350)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82,455	83,114	80,842	(2,272)	(1,613)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	84,017	82,651	(1,366)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89,377	XXX	XXX
										12. Totals	(3,706)	(3,819)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000	10,122	21,258	25,240	26,871	29,270	30,455	31,981	32,963	33,273	XXX	XXX
2. 1998	7,880	17,608	25,268	29,241	32,008	33,656	34,333	35,270	35,682	35,678	XXX	XXX
3. 1999	XXX	9,168	22,300	32,190	40,558	45,011	46,478	47,641	47,971	48,194	XXX	XXX
4. 2000	XXX	XXX	13,011	30,017	39,411	46,673	50,301	52,378	54,308	55,223	XXX	XXX
5. 2001	XXX	XXX	XXX	14,744	33,121	45,504	52,199	55,889	57,875	58,466	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	13,352	26,751	36,070	41,764	44,461	45,764	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	13,507	27,717	37,119	43,201	46,751	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,345	32,842	43,275	51,554	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,364	37,977	49,633	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,550	36,363	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,823	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	7,673	6,630	4,231	2,477	1,805	1,873	1,665	1,315	1,258	1,067
2. 1998	14,317	7,639	8,060	1,981	1,476	762	678	503	432	481
3. 1999	XXX	19,376	10,702	4,794	2,435	1,971	1,182	548	399	434
4. 2000	XXX	XXX	25,786	12,737	4,848	1,206	333	1,135	967	567
5. 2001	XXX	XXX	XXX	25,961	11,264	5,542	4,606	1,625	1,076	661
6. 2002	XXX	XXX	XXX	XXX	23,590	9,670	5,234	3,337	2,150	1,962
7. 2003	XXX	XXX	XXX	XXX	XXX	25,059	13,023	8,454	6,151	4,311
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	38,823	20,690	11,600	8,416
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42,123	24,620	18,137
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44,090	28,339
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49,523

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	7,158	4,234	2,924	9,418	7,675	1,927	1,860	491	108	5	2,193	2,230
3. 1999	12,943	8,106	4,837	13,346	9,685	2,275	1,660	775	256	10	4,796	3,004
4. 2000	24,128	18,624	5,504	26,123	19,763	4,142	3,342	1,208	438	30	7,931	4,749
5. 2001	22,963	7,379	15,584	20,510	8,587	3,036	1,357	871	270	657	14,252	2,599
6. 2002	11,737	1,805	9,932	7,929	1,949	811	265	543	323	110	6,746	627
7. 2003	9,503	2,179	7,324	3,981	766	1,092	299	528	14	2	4,522	534
8. 2004	21,623	5,053	16,571	10,161	2,918	1,607	266	666	6	6	9,243	1,082
9. 2005	32,037	6,355	25,682	11,467	2,296	1,076	174	753		6	10,826	1,395
10. 2006	32,910	4,982	27,927	5,497	294	311	11	894	1	15	6,425	1,421
11. 2007	34,942	4,679	30,263	2,979	1	107		735	1	6	3,819	1,349
12. Totals	XXX	XXX	XXX	111,411	53,934	16,434	9,234	7,463	1,416	847	70,754	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998	14	14	(0)	(0)	2	2	(0)	(0)	1	1		0	2
3. 1999	6	6	0	0	3	3	0	0	0	0		1	2
4. 2000	137	111	0	0	27	18	0	0	5	2	1	38	4
5. 2001	618	374	275	233	46	21	55	47	4		7	322	6
6. 2002	83	1	203	50	7		41	10	6		2	279	7
7. 2003	631	355	145	116	63	8	29	23	28		6	395	5
8. 2004	574	104	786	578	73	1	157	115	7		11	797	10
9. 2005	4,845	1,761	2,338	1,240	359	69	466	247	61		58	4,752	52
10. 2006	6,474	1,704	6,130	2,199	236	41	1,223	439	349		101	10,029	82
11. 2007	6,651	1,390	11,181	2,409	292	45	2,230	481	593		143	16,623	467
12. Totals	20,033	5,819	21,059	6,826	1,109	208	4,201	1,361	1,054	3	329	33,237	636

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	11,852	9,659	2,193	165.6	228.1	75.0			56.60	0	0
3. 1999	16,406	11,610	4,796	126.8	143.2	99.2			56.60	1	0
4. 2000	31,643	23,674	7,969	131.1	127.1	144.8			56.60	26	12
5. 2001	25,463	10,889	14,574	110.9	147.6	93.5			56.60	285	37
6. 2002	9,623	2,598	7,025	82.0	143.9	70.7			56.60	235	44
7. 2003	6,497	1,580	4,917	68.4	72.5	67.1			56.60	305	89
8. 2004	14,031	3,990	10,041	64.9	79.0	60.6			56.60	678	120
9. 2005	21,365	5,786	15,579	66.7	91.1	60.7			56.60	4,182	570
10. 2006	21,144	4,689	16,455	64.2	94.1	58.9			56.60	8,702	1,328
11. 2007	24,769	4,326	20,443	70.9	92.5	67.5			56.60	14,033	2,590
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	28,447	4,790

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	551	402	22	38	5			138	XXX
2. 1998	49,054	17,684	31,370	26,681	9,545	3,679	1,094	2,642	121	60	22,242	6,480
3. 1999	53,156	19,917	33,239	35,642	15,262	4,938	2,201	3,238	206	106	26,200	6,834
4. 2000	68,930	27,761	41,170	54,498	32,087	6,738	3,433	4,543	544	301	29,765	8,670
5. 2001	79,278	44,099	35,179	43,065	27,290	5,212	2,914	3,901	1,058	499	20,917	9,752
6. 2002	61,240	17,386	43,854	30,722	9,964	4,320	776	2,520	(233)	312	27,055	4,913
7. 2003	69,692	19,259	50,433	32,468	8,018	4,938	553	2,866	2	285	31,749	4,583
8. 2004	81,172	15,944	65,229	27,557	3,827	4,934	302	3,333		140	31,745	4,599
9. 2005	78,040	10,446	67,594	23,381	2,130	3,738	115	2,818		71	27,691	3,967
10. 2006	69,579	8,403	61,176	16,546	1,450	3,034	83	3,039		36	21,138	3,811
11. 2007	65,846	7,969	57,877	7,100	789	2,132	25	2,209		1	10,677	3,219
12. Totals	XXX	XXX	XXX	298,213	110,763	43,934	11,533	31,114	1,699	1,810	249,316	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	3,102	1,907	1,236	546	80	50	221	98	91		27	2,131	18
2. 1998	3,054	2,253	1,115	802	113	65	199	143	106		27	1,324	17
3. 1999	3,350	2,698	1,671	1,510	172	164	299	270	193		32	1,043	32
4. 2000	6,561	5,741	3,303	3,071	243	235	588	549	362		64	1,461	58
5. 2001	6,289	5,572	3,144	2,939	268	267	562	526	354		61	1,313	73
6. 2002	3,292	2,081	3,016	1,888	188	101	539	338	221		41	2,848	43
7. 2003	3,929	800	5,047	2,336	224	44	903	418	269		58	6,773	57
8. 2004	6,114	3,231	6,595	2,873	354	120	1,179	514	288		82	7,794	95
9. 2005	8,514	2,312	9,305	2,241	588	93	1,664	401	485		115	15,511	151
10. 2006	8,729	764	13,133	2,782	788	72	2,349	498	710		142	21,593	285
11. 2007	11,769	1,374	19,965	3,231	998	85	3,570	578	1,251		205	32,286	1,291
12. Totals	64,704	28,732	67,531	24,218	4,015	1,296	12,074	4,331	4,330	0	855	94,077	2,119

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1,886	245
2. 1998	37,589	14,023	23,566	76.6	79.3	75.1			56.60	1,115	210
3. 1999	49,553	22,310	27,243	93.2	112.0	82.0			56.60	813	230
4. 2000	76,885	45,659	31,226	111.5	164.5	75.8			56.60	1,052	409
5. 2001	62,796	40,566	22,230	79.2	92.0	63.2			56.60	923	391
6. 2002	44,819	14,916	29,903	73.2	85.8	68.2			56.60	2,338	509
7. 2003	50,692	12,170	38,522	72.7	63.2	76.4			56.60	5,840	933
8. 2004	50,404	10,866	39,538	62.1	68.2	60.6			56.60	6,605	1,188
9. 2005	50,494	7,292	43,202	64.7	69.8	63.9			56.60	13,267	2,243
10. 2006	48,379	5,648	42,731	69.5	67.2	69.8			56.60	18,316	3,277
11. 2007	49,045	6,082	42,963	74.5	76.3	74.2			56.60	27,129	5,157
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	79,285	14,792

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	47	(197)	145	225	32		1	196	XXX
2. 1998	15,495	9,328	6,167	11,834	7,728	3,953	3,042	737	104	78	5,661	2,052
3. 1999	19,657	10,830	8,827	20,206	13,333	4,850	2,992	1,147	119	276	9,769	2,815
4. 2000	22,654	12,146	10,507	16,428	9,231	3,691	2,093	1,208	211	491	9,792	3,073
5. 2001	24,200	8,916	15,284	19,442	8,269	3,471	650	1,187	119	289	15,061	2,639
6. 2002	19,624	6,345	13,279	12,153	5,256	1,939	432	943	80	175	9,316	1,540
7. 2003	21,355	6,597	14,758	8,483	1,173	1,765	188	866	68	209	9,684	1,216
8. 2004	36,707	11,965	24,742	15,658	7,469	2,190	370	1,305	16	133	11,297	1,410
9. 2005	45,003	13,970	31,033	13,239	4,889	1,353	203	1,442	(1)	89	10,944	1,286
10. 2006	51,694	15,958	35,736	11,810	4,273	932	101	1,335	(1)	84	9,674	1,212
11. 2007	54,275	14,062	40,214	4,572	490	241	11	918		54	5,230	859
12. Totals	XXX	XXX	XXX	133,869	61,914	24,559	10,305	11,120	716	1,879	96,624	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	80	56	336	218	112	27	145	94	21	12	6	285	27
2. 1998	119	115	620	606	119	116	268	262	35	35	11	28	17
3. 1999	225	211	1,090	968	176	162	471	418	60	53	19	211	36
4. 2000	112	6	140	55	57	10	60	24	11	2	4	285	8
5. 2001	786	360	481	195	198	68	189	69	43		19	1,005	15
6. 2002	177	18	312	114	58	5	128	46	21		7	511	8
7. 2003	859	246	809	209	170	21	340	85	61		25	1,678	32
8. 2004	4,392	1,641	3,740	1,603	409	35	1,563	682	184		121	6,327	129
9. 2005	5,028	1,000	5,680	1,818	455	44	2,100	677	282		158	10,007	190
10. 2006	4,212	1,169	8,372	2,790	340	51	3,431	1,132	356		186	11,570	211
11. 2007	1,610	52	13,569	4,183	281	1	5,038	1,456	526		225	15,334	286
12. Totals	17,600	4,873	35,150	12,760	2,375	539	13,734	4,944	1,601	102	782	47,242	958

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	142	143
2. 1998	17,696	12,006	5,689	114.2	128.7	92.3			56.60	18	10
3. 1999	28,236	18,256	9,980	143.6	168.6	113.1			56.60	136	74
4. 2000	21,707	11,629	10,078	95.8	95.7	95.9			56.60	192	93
5. 2001	25,796	9,731	16,065	106.6	109.1	105.1			56.60	712	293
6. 2002	15,779	5,952	9,827	80.4	93.8	74.0			56.60	356	155
7. 2003	13,353	1,990	11,362	62.5	30.2	77.0			56.60	1,213	466
8. 2004	29,440	11,816	17,625	80.2	98.7	71.2			56.60	4,887	1,440
9. 2005	29,580	8,630	20,951	65.7	61.8	67.5			56.60	7,890	2,117
10. 2006	30,758	9,514	21,244	59.5	59.6	59.4			56.60	8,626	2,944
11. 2007	26,756	6,193	20,564	49.3	44.0	51.1			56.60	10,945	4,389
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	35,118	12,124

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX			7		1			8	XXX
2. 1998	367	186	181	24	11	58	48	6			29	19
3. 1999	478	230	248	230	33	55	9	20			263	15
4. 2000	580	194	387	336	224	174	82	19			223	18
5. 2001	670	171	498	51	74	73	34	12			29	15
6. 2002	648	89	559	164	23	162	33	20			291	11
7. 2003	859	72	786	230	215	48	7	18			74	16
8. 2004	971	70	901	68	8	81	25	16			131	10
9. 2005	1,122	63	1,058	93	47	19	7	13			71	4
10. 2006	1,072	5	1,067					2			2	2
11. 2007	853		853								0	
12. Totals	XXX	XXX	XXX	1,197	636	679	246	127	0	0	1,121	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior			22				13		1			36	
2. 1998			1				1		0			2	
3. 1999	6		4		6		2		1			18	1
4. 2000	113		24		2		14		5			158	1
5. 2001			23				13		1			37	
6. 2002			38				22		2			63	
7. 2003			59	4	3	1	34	3	4			91	1
8. 2004	30	12	152	15	15	7	86	14	12			247	1
9. 2005	174		229	32	32		130	18	23			538	3
10. 2006			328		3		187		27			546	1
11. 2007			307				175		30			511	
12. Totals	323	12	1,188	52	61	8	677	35	107	0	0	2,247	7

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	22	14
2. 1998	91	59	31	24.7	31.9	17.3			56.60	1	1
3. 1999	324	42	282	67.8	18.4	113.6			56.60	10	9
4. 2000	687	306	381	118.3	157.9	98.5			56.60	137	21
5. 2001	174	108	66	25.9	62.7	13.3			56.60	23	14
6. 2002	410	56	354	63.2	63.0	63.3			56.60	38	24
7. 2003	395	231	164	46.0	319.1	20.9			56.60	55	36
8. 2004	460	81	378	47.3	116.0	42.0			56.60	154	92
9. 2005	714	105	609	63.7	166.1	57.6			56.60	370	167
10. 2006	547	0	547	51.1	0.0	51.3			56.60	328	217
11. 2007	511	0	511	60.0	0.0	60.0			56.60	307	205
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,447	801

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	1,477	762	715	797	409	370	145	53			667	48
3. 1999	1,701	820	881	1,007	408	635	282	75			1,027	62
4. 2000	2,050	646	1,404	1,669	905	726	192	92			1,390	59
5. 2001	2,802	613	2,189	1,969	946	994	272	120			1,864	63
6. 2002	3,507	694	2,813	1,229	143	1,107	105	131			2,219	79
7. 2003	4,334	827	3,508	2,501	908	1,335	196	209			2,940	89
8. 2004	4,989	986	4,003	667	37	771	86	179			1,494	72
9. 2005	5,733	623	5,110	661	41	440	65	182			1,177	41
10. 2006	5,366	491	4,875	272	42	167	20	183			559	38
11. 2007	5,136	595	4,542	6	(6)	11		76			98	20
12. Totals	XXX	XXX	XXX	10,778	3,833	6,557	1,365	1,301	0	0	13,437	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			1	0			1	0	0			2	1
7. 2003	85		34	18	16		19	10	5			130	2
8. 2004			18	4	0		10	2	1			23	1
9. 2005	79	14	328	118	44	3	187	72	22			454	3
10. 2006	498	64	971	112	112	13	553	84	80			1,941	8
11. 2007	231		1,582	241	95		902	138	105			2,535	15
12. Totals	893	78	2,933	495	267	16	1,672	306	214	0	0	5,085	31

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	1,221	554	667	82.7	72.7	93.3			56.60	0	0
3. 1999	1,717	690	1,027	101.0	84.1	116.6			56.60	0	0
4. 2000	2,487	1,097	1,390	121.3	169.9	99.0			56.60	0	0
5. 2001	3,082	1,218	1,864	110.0	198.7	85.2			56.60	0	0
6. 2002	2,470	249	2,221	70.4	35.9	78.9			56.60	1	1
7. 2003	4,204	1,133	3,071	97.0	137.1	87.5			56.60	100	30
8. 2004	1,647	130	1,517	33.0	13.1	37.9			56.60	14	9
9. 2005	1,945	314	1,631	33.9	50.4	31.9			56.60	275	178
10. 2006	2,835	335	2,500	52.8	68.4	51.3			56.60	1,293	649
11. 2007	3,006	373	2,633	58.5	62.7	58.0			56.60	1,571	964
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3,254	1,831

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

NONE

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	40	(1)	(7)		1			35	XXX
2. 1998	6,607	744	5,863	2,464	625	1,393	262	252			3,223	340
3. 1999	8,407	3,070	5,337	5,258	2,384	2,715	397	471		22	5,663	464
4. 2000	9,194	4,354	4,840	3,881	875	2,233	378	340			5,202	390
5. 2001	8,268	3,038	5,230	3,837	2,423	1,427	418	344		207	2,767	306
6. 2002	4,732	2,674	2,058	404	84	255	65	160			670	143
7. 2003	4,569	2,446	2,123	628	302	119	62	139	(39)		561	97
8. 2004	5,756	2,894	2,862	3,311	2,960	216	34	213	39	2	706	245
9. 2005	6,852	4,150	2,702	1,022	773	38	13	255		1	589	114
10. 2006	7,361	3,522	3,839	216	61	45	8	188			380	121
11. 2007	11,390	4,615	6,775	63	13	12	4	139			197	160
12. Totals	XXX	XXX	XXX	21,123	10,498	8,506	1,640	2,502	0	232	19,993	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	28		78	56	26		34	24	4		1	90	2
2. 1998	255	154	71	28	7		30	8	10		3	182	1
3. 1999	410	269	63	27	4	178	27	1	15		5	45	1
4. 2000	20	3	145	69	16	1	63	30	7		2	146	3
5. 2001	17		173	127	43	18	75	35	7		2	134	2
6. 2002	23	5	195	157	12	3	84	55	5		2	100	2
7. 2003	61	5	365	338	19	4	158	89	24		5	190	2
8. 2004	1,024	209	785	504	54	14	339	218	49		20	1,305	14
9. 2005	654	509	1,127	936	35	4	487	404	35		20	485	18
10. 2006	1,360	1,070	1,818	1,209	47	6	785	522	79		36	1,283	20
11. 2007	303	108	3,979	2,515	35	12	1,719	1,086	154		48	2,469	53
12. Totals	4,155	2,331	8,800	5,966	297	240	3,800	2,473	387	0	144	6,430	118

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	51	39
2. 1998	4,482	1,077	3,405	67.8	144.7	58.1			56.60	143	39
3. 1999	8,964	3,255	5,709	106.6	106.0	107.0			56.60	178	(133)
4. 2000	6,704	1,356	5,348	72.9	31.1	110.5			56.60	93	53
5. 2001	5,922	3,021	2,901	71.6	99.4	55.5			56.60	63	71
6. 2002	1,138	368	770	24.0	13.8	37.4			56.60	56	44
7. 2003	1,512	761	751	33.1	31.1	35.4			56.60	83	107
8. 2004	5,989	3,978	2,011	104.1	137.5	70.3			56.60	1,095	210
9. 2005	3,714	2,639	1,074	54.2	63.6	39.8			56.60	336	149
10. 2006	4,538	2,875	1,662	61.6	81.6	43.3			56.60	899	383
11. 2007	6,404	3,738	2,666	56.2	81.0	39.3			56.60	1,660	809
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	4,658	1,772

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		(122)	3	122				3	XXX
2. 1998	7,173	1,094	6,079	3,330	1,037	2,033	416	249	13		4,115	214
3. 1999	8,178	1,292	6,887	2,229	595	1,828	362	246	3		3,341	264
4. 2000	8,800	2,040	6,759	3,035	1,423	2,231	624	423	71	6	3,630	293
5. 2001	9,477	2,826	6,651	4,201	1,777	2,846	1,061	546	187		4,568	323
6. 2002	4,506	1,597	2,909	1,653	959	1,120	625	370	165	57	1,393	213
7. 2003	396	24	372	16	16	47	22	317	261		80	31
8. 2004	1,641	878	763	80		275		232	97		490	94
9. 2005	2,215	348	1,867	165		189		261	66		550	142
10. 2006	2,390	324	2,066	246		92		112	6		444	113
11. 2007	2,653	615	2,038	114	14	19		102			221	123
12. Totals	XXX	XXX	XXX	15,069	5,700	10,712	3,233	2,857	870	62	18,835	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	14	10			29	19			1			16	1
2. 1998	14		5	2	5		2	1	1			24	1
3. 1999												0	
4. 2000	28		34	15	4		15	6	3			62	1
5. 2001	40	8	44	16	13	9	19	7	4	1	1	78	3
6. 2002	75		59	31	48		26	13	7		1	171	3
7. 2003												0	
8. 2004	(7)		67	13	9		29	6	3			83	1
9. 2005	2		141	29	2		61	13	7		1	171	3
10. 2006	4		259	30	23		112	13	14		1	369	7
11. 2007	76	15	423	143	48		183	62	26		3	536	29
12. Totals	246	33	1,032	279	180	28	446	120	67	1	6	1,509	49

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	5	11
2. 1998	5,608	1,469	4,139	78.2	134.3	68.1			56.60	17	7
3. 1999	4,302	961	3,341	52.6	74.4	48.5			56.60	0	0
4. 2000	5,833	2,140	3,693	66.3	104.9	54.6			56.60	47	15
5. 2001	7,713	3,067	4,646	81.4	108.5	69.9			56.60	59	19
6. 2002	3,358	1,794	1,564	74.5	112.3	53.8			56.60	104	67
7. 2003	380	299	80	95.9	1,259.5	21.6			56.60	0	0
8. 2004	689	116	573	42.0	13.2	75.1			56.60	47	36
9. 2005	828	107	721	37.4	30.8	38.6			56.60	114	57
10. 2006	861	49	812	36.0	15.0	39.3			56.60	233	136
11. 2007	989	233	756	37.3	37.9	37.1			56.60	341	194
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	966	543

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	169	144	71	57			2	39	XXX
2. 2006	7,818	6,578	1,240	3,307	2,907	15		86		5	500	XXX
3. 2007	7,436	5,967	1,468	2,835	2,368	12	1	104			584	XXX
4. Totals	XXX	XXX	XXX	6,311	5,419	98	57	190	0	7	1,123	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	333	273	105	92	29	23	11	10	11		1	90	20
2. 2006	42	12	187	166	9	8	20	18	6		1	60	3
3. 2007	35		701	577	6		76	63	20		2	197	10
4. Totals	409	285	993	836	44	31	108	91	37	0	3	348	34

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	72	18
2. 2006	3,672	3,111	561	47.0	47.3	45.2			56.60	51	10
3. 2007	3.789	3,008	781	51.0	50.4	53.2			56.60	158	39
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	281	67

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(37)		67		42		48	72	XXX
2. 2006	6,163	428	5,735	2,914		91		445		191	3,450	541
3. 2007	7,200	192	7,008	3,175		101		427		156	3,703	692
4. Totals	XXX	XXX	XXX	6,052	0	260	0	914	0	395	7,226	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	7		61		42		8		3		5	122	38
2. 2006	17		159		4		21		5		13	207	38
3. 2007	650		680	0	24		91	0	34		98	1,479	160
4. Totals	674	0	900	0	71	0	120	0	42	0	116	1,807	235

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	69	53
2. 2006	3,657	0	3,657	59.3	0.0	63.8			56.60	176	30
3. 2007	5,182	0	5,182	72.0	0.1	73.9			56.60	1,329	150
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,574	233

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	68	79	137	156			57	(29)	XXX
2. 2006	44	41	3								0	XXX
3. 2007	51	48	3								0	XXX
4. Totals	XXX	XXX	XXX	68	79	137	156	0	0	57	(29)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	340	340	1,511	1,499	57	57	545	540	27	(0)	74	44	
2. 2006			8	7			3	3	0			1	
3. 2007			22	21			8	7	1			3	
4. Totals	340	340	1,541	1,526	57	57	555	550	28	(0)	74	48	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	12	32
2. 2006	11	10	1	24.9	23.6	40.5			56.60	1	1
3. 2007	31	28	3	61.4	59.5	87.0			56.60	2	1
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	15	33

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(1,880)	1,880								0	XXX
8. 2004		(1,507)	1,507								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			56.60	0	0
3. 1999	0	0	0	0.0	0.0	0.0			56.60	0	0
4. 2000	0	0	0	0.0	0.0	0.0			56.60	0	0
5. 2001	0	0	0	0.0	0.0	0.0			56.60	0	0
6. 2002	0	0	0	0.0	0.0	0.0			56.60	0	0
7. 2003	0	0	0	0.0	0.0	0.0			56.60	0	0
8. 2004	0	0	0	0.0	0.0	0.0			56.60	0	0
9. 2005	0	0	0	0.0	0.0	0.0			56.60	0	0
10. 2006	0	0	0	0.0	0.0	0.0			56.60	0	0
11. 2007	0	0	0	0.0	0.0	0.0			56.60	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	514	267	248	7	4	12	6	5			14	1
3. 1999	401	149	252					4			4	1
4. 2000	261	65	196	397	228	40	34	3			178	5
5. 2001	237	99	138	33	5	27	3	6	1		57	3
6. 2002	137	46	91	2	1						1	1
7. 2003	162	32	130					5			5	1
8. 2004	155	29	126	1				5			6	1
9. 2005	256	65	192	50	2	16		12			76	3
10. 2006	548	138	410	66	15	20	1	21		2	91	16
11. 2007	723	149	574	2	1	2	1	8			10	7
12. Totals	XXX	XXX	XXX	558	257	118	44	68	1	2	442	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			1	0			1	0	0			1	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	30	13	21	6	5		9	3	2			47	1
10. 2006	7		115	43	16		50	19	7			133	2
11. 2007	15	7	253	85	3	1	109	37	16			264	2
12. Totals	52	20	390	135	24	1	168	58	25	0	0	445	5

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	24	10	14	4.6	3.6	5.7			56.60	0	0
3. 1999	4	0	4	1.0	0.0	1.6			56.60	0	0
4. 2000	440	262	178	168.8	406.1	90.8			56.60	0	0
5. 2001	67	9	58	28.4	9.3	42.2			56.60	1	0
6. 2002	2	1	1	1.3	2.6	0.7			56.60	0	0
7. 2003	5	0	5	2.8	0.0	3.5			56.60	0	0
8. 2004	6	0	6	4.2	0.1	5.1			56.60	0	0
9. 2005	146	24	122	57.0	36.8	63.8			56.60	32	14
10. 2006	301	77	224	54.9	56.1	54.5			56.60	79	54
11. 2007	407	132	275	56.3	89.0	47.8			56.60	175	90
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	287	158

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	269	211	58	50		15	15	1			50	2
3. 1999	244	72	172	566	620	66	66	2			(52)	2
4. 2000	165	83	83								0	
5. 2001	114	74	40			19	19				0	1
6. 2002	(23)	(21)	(2)			1	1	1			1	
7. 2003	289	50	239								0	
8. 2004	294	(2)	295					1			1	
9. 2005	188	112	76								0	
10. 2006	298	89	209								0	
11. 2007	293	109	184								0	
12. Totals	XXX	XXX	XXX	616	620	100	100	3	0	0	(1)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			9				4					13	
8. 2004			29				13					42	
9. 2005			34				15					49	
10. 2006			132				57					189	
11. 2007			91	40			39	17				73	
12. Totals	0	0	295	40	0	0	127	17	0	0	0	365	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	65	15	50	24.2	7.0	87.3			56.60	0	0
3. 1999	634	686	(52)	259.9	954.3	(30.3)			56.60	0	0
4. 2000	0	0	0	0.0	0.0	0.0			56.60	0	0
5. 2001	19	19	0	16.4	25.4	0.0			56.60	0	0
6. 2002	1	1	1	(5.0)	(2.7)	(33.3)			56.60	0	0
7. 2003	13	0	13	4.5	0.0	5.4			56.60	9	4
8. 2004	42	0	42	14.4	0.0	14.3			56.60	29	13
9. 2005	49	0	49	25.7	0.0	63.5			56.60	34	15
10. 2006	189	0	189	63.4	0.0	90.5			56.60	132	57
11. 2007	130	58	73	44.6	52.9	39.6			56.60	51	22
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	255	110

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

NONE

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	788	1,058	1,057	1,114	1,183	1,199	1,198	1,199	1,199	1,199	0	0
2. 1998	1,685	1,906	1,955	1,824	1,851	1,824	1,816	1,811	1,811	1,810	(1)	(1)
3. 1999	XXX	3,785	3,779	4,094	4,447	4,339	4,236	4,295	4,289	4,277	(12)	(18)
4. 2000	XXX	XXX	5,804	5,598	7,222	6,956	7,240	7,151	7,254	7,196	(58)	45
5. 2001	XXX	XXX	XXX	11,179	12,171	13,612	13,817	14,148	13,998	13,970	(28)	(178)
6. 2002	XXX	XXX	XXX	XXX	5,967	5,841	6,568	6,748	6,750	6,799	49	50
7. 2003	XXX	XXX	XXX	XXX	XXX	4,531	4,343	4,328	4,420	4,375	(45)	48
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	9,804	9,480	8,614	9,375	761	(105)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,173	14,644	14,765	120	592
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,722	15,213	(509)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,116	XXX	XXX
										12. Totals	277	433

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	13,205	13,605	12,957	12,620	12,680	12,891	13,585	13,726	13,835	13,874	40	148
2. 1998	17,947	19,405	22,060	19,361	20,014	20,093	20,435	20,819	21,182	20,939	(242)	120
3. 1999	XXX	20,709	23,246	23,400	24,640	24,929	24,184	23,818	23,888	24,018	129	200
4. 2000	XXX	XXX	27,693	31,817	26,871	25,657	25,351	27,064	27,434	26,866	(567)	(197)
5. 2001	XXX	XXX	XXX	22,186	22,624	21,552	21,351	19,278	18,945	19,033	88	(245)
6. 2002	XXX	XXX	XXX	XXX	27,461	27,516	26,690	27,368	27,008	26,929	(79)	(439)
7. 2003	XXX	XXX	XXX	XXX	XXX	31,851	33,041	35,408	35,982	35,390	(593)	(19)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	41,566	39,734	38,103	35,917	(2,186)	(3,817)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42,906	43,091	39,898	(3,193)	(3,008)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39,627	38,981	(646)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39,503	XXX	XXX
										12. Totals	(7,250)	(7,257)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	4,387	4,989	5,238	5,878	6,242	6,910	7,030	7,082	7,339	7,277	(62)	195
2. 1998	4,137	4,805	5,419	5,244	5,185	5,089	5,124	5,087	5,091	5,056	(35)	(31)
3. 1999	XXX	5,342	6,809	7,419	8,063	8,674	8,857	8,887	8,905	8,944	40	58
4. 2000	XXX	XXX	7,979	8,509	8,535	8,918	8,525	8,937	8,886	9,071	184	134
5. 2001	XXX	XXX	XXX	11,964	12,238	13,701	14,387	14,892	14,905	14,955	50	63
6. 2002	XXX	XXX	XXX	XXX	8,647	8,735	9,044	8,790	8,844	8,944	100	154
7. 2003	XXX	XXX	XXX	XXX	XXX	9,479	10,043	10,119	10,108	10,503	395	384
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	13,717	13,653	13,903	16,152	2,250	2,500
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,809	17,329	19,226	1,897	3,417
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,670	19,552	882	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,119	XXX	XXX
										12. Totals	5,700	6,873

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior	494	503	567	481	380	401	391	376	470	400	(70)	24
2. 1998	112	85	113	46	23	29	23	24	27	25	(1)	2
3. 1999	XXX	262	282	160	243	295	255	255	253	261	8	6
4. 2000	XXX	XXX	283	218	211	329	218	204	296	356	61	152
5. 2001	XXX	XXX	XXX	275	165	185	148	81	66	52	(13)	(29)
6. 2002	XXX	XXX	XXX	XXX	306	313	370	367	346	331	(15)	(36)
7. 2003	XXX	XXX	XXX	XXX	XXX	384	449	501	428	142	(285)	(359)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	505	503	439	351	(88)	(152)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	582	527	573	46	(9)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	619	518	(101)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	482	XXX	XXX
										12. Totals	(460)	(401)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	332	423	419	451	465	462	462	462	462	462	0	0
2. 1998	270	418	566	586	556	618	614	614	614	614	0	0
3. 1999	XXX	388	806	793	939	989	957	977	971	953	(19)	(25)
4. 2000	XXX	XXX	1,133	1,031	1,092	1,253	1,246	1,302	1,298	1,298	0	(4)
5. 2001	XXX	XXX	XXX	1,744	2,143	2,038	1,841	1,758	1,746	1,744	(2)	(13)
6. 2002	XXX	XXX	XXX	XXX	1,765	2,109	2,164	2,177	2,114	2,090	(24)	(87)
7. 2003	XXX	XXX	XXX	XXX	XXX	2,499	2,927	3,061	2,952	2,856	(97)	(205)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,875	2,759	1,861	1,337	(524)	(1,422)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,607	2,793	1,426	(1,367)	(2,181)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,146	2,237	(909)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,452	XXX	XXX
										12. Totals	(2,941)	(3,937)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	2,426	2,655	2,486	2,593	2,618	2,666	2,601	2,587	2,643	2,709	66	122
2. 1998	2,265	2,605	3,785	3,124	3,086	2,996	2,990	3,130	3,097	3,143	46	13
3. 1999	XXX	2,769	3,337	3,896	4,511	4,791	4,976	5,233	5,250	5,223	(28)	(10)
4. 2000	XXX	XXX	2,720	4,106	4,148	4,138	4,153	4,389	4,858	5,001	143	613
5. 2001	XXX	XXX	XXX	2,236	2,134	2,160	2,465	2,720	2,777	2,550	(226)	(170)
6. 2002	XXX	XXX	XXX	XXX	1,343	654	593	670	616	605	(11)	(66)
7. 2003	XXX	XXX	XXX	XXX	XXX	1,838	754	495	482	549	68	54
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,296	1,105	883	1,788	906	684
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,054	697	785	88	(269)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,442	1,396	(46)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,373	XXX	XXX
										12. Totals	1,005	970

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	2,972	2,722	2,497	2,458	2,437	2,603	2,656	2,715	2,689	2,703	14	(12)
2. 1998	2,294	3,284	3,466	3,551	3,690	3,727	3,936	3,911	3,890	3,902	12	(9)
3. 1999	XXX	3,320	3,252	2,995	3,171	3,171	3,098	3,100	3,099	3,099	0	(1)
4. 2000	XXX	XXX	3,712	3,710	3,741	3,662	3,640	3,505	3,366	3,338	(27)	(167)
5. 2001	XXX	XXX	XXX	3,712	4,203	4,226	4,450	4,415	4,330	4,285	(46)	(131)
6. 2002	XXX	XXX	XXX	XXX	1,198	1,123	1,274	1,302	1,372	1,353	(19)	50
7. 2003	XXX	XXX	XXX	XXX	XXX	48	64	25	25	25	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	518	485	433	434	1	(51)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	697	560	518	(42)	(179)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	692	693	1	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	629	XXX	XXX
										12. Totals	(106)	(500)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	200	330	294	(36)	94
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	546	469	(77)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	656	XXX	XXX
										4. Totals	(113)	94

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	806	712	784	71	(22)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,192	3,207	15	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,721	XXX	XXX
										4. Totals	86	(22)

SCHEDULE P - PART 2K - FIDELITY/SURETY

	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	64	17	(24)	(41)	(88)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	1	(1)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	XXX	XXX
										4. Totals	(41)	(88)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	226	157	261	244	247	246	242	242	243	242	(1)	(0)
2. 1998	83	42	23	20	17	10	10	10	10	10	(0)	(0)
3. 1999	XXX	75	38	14	18	0					0	0
4. 2000	XXX	XXX	52	62	44	53	178	175	175	175	(0)	(0)
5. 2001	XXX	XXX	XXX	36	14	19	54	55	53	53	0	(2)
6. 2002	XXX	XXX	XXX	XXX	28	6	1	1	1	1	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	24	2	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	40	4	1	1	(0)	(2)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	45	108	63	11
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	248	196	(53)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	XXX	XXX
										12. Totals	10	6

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	260	621	520	610	605	603	598	603	603	603	0	0
2. 1998	32	36	58	58	52	78	50	50	50	50	0	0
3. 1999	XXX	37	1	30	25					(54)	(54)	(54)
4. 2000	XXX	XXX	27	14	13	3					0	0
5. 2001	XXX	XXX	XXX	15	11	5					0	0
6. 2002	XXX	XXX	XXX	XXX	2	(2)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	1				13	13	13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	77			42	42	42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40		49	49	8
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	189	78	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73	XXX	XXX
										12. Totals	128	9

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	661	901	970	1,114	1,198	1,198	1,199	1,199	1,199	2,240	1,558
2. 1998	350	1,679	1,736	1,807	1,811	1,813	1,810	1,811	1,811	1,810	1,248	980
3. 1999	XXX	(39)	1,492	2,700	3,605	4,115	4,174	4,274	4,276	4,276	1,435	1,567
4. 2000	XXX	XXX	1,301	2,196	4,803	5,831	6,881	7,017	7,101	7,160	2,331	2,415
5. 2001	XXX	XXX	XXX	1,902	6,055	10,280	12,107	13,191	13,643	13,651	1,347	1,246
6. 2002	XXX	XXX	XXX	XXX	1,538	2,895	4,892	6,074	6,241	6,525	372	248
7. 2003	XXX	XXX	XXX	XXX	XXX	634	1,755	3,018	3,730	4,008	452	78
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,429	3,747	6,473	8,584	964	108
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,486	6,203	10,073	1,201	142
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,471	5,532	1,126	212
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,086	657	225

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	4,269	6,731	8,403	9,157	9,889	10,443	11,045	11,702	11,834	16,797	4,530
2. 1998	3,954	9,670	13,575	15,718	17,142	18,319	18,651	19,346	19,742	19,721	4,947	1,516
3. 1999	XXX	5,144	12,673	17,109	20,953	22,004	22,327	22,815	23,036	23,168	5,384	1,418
4. 2000	XXX	XXX	6,649	16,762	19,104	22,423	23,665	24,540	25,591	25,767	6,875	1,738
5. 2001	XXX	XXX	XXX	4,710	12,065	15,589	15,991	17,048	17,659	18,073	7,345	2,334
6. 2002	XXX	XXX	XXX	XXX	7,145	15,759	19,770	22,242	23,801	24,302	3,934	937
7. 2003	XXX	XXX	XXX	XXX	XXX	7,668	17,755	23,028	26,605	28,885	3,611	915
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	9,179	19,843	25,472	28,412	3,540	964
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,655	20,071	24,873	3,033	783
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,121	18,098	2,634	893
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,468	1,276	653

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	2,180	3,468	4,330	4,653	5,456	6,013	6,536	6,836	7,000	5,980	4,221
2. 1998	1,924	2,716	4,074	4,573	4,875	4,999	5,039	5,007	5,018	5,028	1,154	881
3. 1999	XXX	2,039	3,470	5,226	6,624	8,220	8,449	8,600	8,638	8,741	1,733	1,045
4. 2000	XXX	XXX	2,513	5,113	6,508	7,493	7,814	8,273	8,652	8,795	2,069	996
5. 2001	XXX	XXX	XXX	4,604	7,942	9,936	12,371	13,454	14,050	13,993	1,847	778
6. 2002	XXX	XXX	XXX	XXX	2,790	4,755	6,481	7,545	8,088	8,453	1,067	465
7. 2003	XXX	XXX	XXX	XXX	XXX	3,632	5,448	6,902	7,969	8,886	786	399
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,621	5,938	7,331	10,009	784	497
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,402	7,630	9,501	686	410
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,944	8,338	635	366
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,312	365	207

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000			438	363	371	371	369	358	365	23	78
2. 1998				20	19	20	23	23	23	23	1	18
3. 1999	XXX			90	207	239	243	243	243	243	2	12
4. 2000	XXX	XXX		3	22	106	175	182	183	204	5	12
5. 2001	XXX	XXX	XXX	1	2	14	43	50	16	16	2	14
6. 2002	XXX	XXX	XXX	XXX		3	28	169	235	271	3	8
7. 2003	XXX	XXX	XXX	XXX	XXX	1	47	59	186	55	4	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		6	86	115	1	7
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		3	58	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	365	411	414	415	461	462	462	462	462	24	93
2. 1998	5	158	448	501	512	616	614	614	614	614	11	37
3. 1999	XXX	31	269	610	855	946	945	952	952	953	14	48
4. 2000	XXX	XXX	27	316	857	1,130	1,213	1,298	1,298	1,298	15	45
5. 2001	XXX	XXX	XXX	53	558	1,366	1,766	1,740	1,745	1,744	14	49
6. 2002	XXX	XXX	XXX	XXX	40	520	1,371	1,906	2,009	2,088	18	61
7. 2003	XXX	XXX	XXX	XXX	XXX	119	716	2,102	2,610	2,731	21	67
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	153	580	960	1,315	14	57
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54	353	995	7	31
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	376	2	28
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	1	4

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	1,248	1,704	1,949	2,047	2,481	2,561	2,571	2,588	2,622	537	1,311
2. 1998	142	675	1,607	2,205	2,501	2,667	2,756	2,966	2,969	2,971	89	250
3. 1999	XXX	80	537	1,909	2,958	3,854	4,667	5,079	5,151	5,192	188	275
4. 2000	XXX	XXX	77	652	1,958	2,935	3,499	4,006	4,380	4,862	143	244
5. 2001	XXX	XXX	XXX	(67)	198	747	1,589	1,999	2,237	2,423	109	195
6. 2002	XXX	XXX	XXX	XXX	53	127	403	438	475	509	32	109
7. 2003	XXX	XXX	XXX	XXX	XXX	30	219	257	308	383	35	60
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	167	286	413	532	82	148
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39	92	335	27	68
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	192	38	63
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	37	71

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	1,433	1,915	2,122	2,267	2,451	2,491	2,655	2,686	2,689	226	1,155
2. 1998	333	1,318	2,388	2,814	3,537	3,588	3,806	3,869	3,873	3,879	43	170
3. 1999	XXX	235	1,392	2,073	2,786	3,057	3,097	3,100	3,099	3,099	53	211
4. 2000	XXX	XXX	400	1,877	2,699	3,154	3,304	3,239	3,266	3,279	77	215
5. 2001	XXX	XXX	XXX	555	2,252	3,295	3,980	4,051	4,169	4,209	92	227
6. 2002	XXX	XXX	XXX	XXX	(12)	430	811	969	1,186	1,189	56	155
7. 2003	XXX	XXX	XXX	XXX	XXX	(9)	24	25	25	25	1	29
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	99	229	302	355	5	89
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	119	281	354	31	108
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	132	338	51	55
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	119	43	51

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	175	215	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	384	414	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	479	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	634	665	1,854	972
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,430	3,005	340	162
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,276	331	201

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(11)	(41)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	[illegible]	[illegible]	[illegible]	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	[illegible]	[illegible]	[illegible]	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	[illegible]						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	[illegible]	[illegible]					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	[illegible]	[illegible]	[illegible]				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000	38	115	174	242	242	242	242	242	242	8	8
2. 1998			6	10	10	10	10	10	10	10	1	1
3. 1999	XXX											1
4. 2000	XXX	XXX		19	33	35	175	175	175	175	4	1
5. 2001	XXX	XXX	XXX	3	3	10	52	52	52	52	2	1
6. 2002	XXX	XXX	XXX	XXX	1	1	1	1	1	1	1	
7. 2003	XXX	XXX	XXX	XXX	XXX							1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1	1	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	8	64	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	70	7	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	2	3

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	451	474	576	594	603	598	603	603	603	17	23
2. 1998			50	50	50	50	50	50	50	50		2
3. 1999	XXX									(54)	1	1
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									1
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	371	78	31	10	1	1				
2. 1998	869	88	198	11	38	10	6			
3. 1999	XXX	2,288	831	391	244	6	33	2	3	
4. 2000	XXX	XXX	2,998	884	839	343	107	29	78	0
5. 2001	XXX	XXX	XXX	4,506	995	495	354	137	(69)	50
6. 2002	XXX	XXX	XXX	XXX	2,233	564	444	211	132	184
7. 2003	XXX	XXX	XXX	XXX	XXX	2,150	1,067	404	131	36
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,156	2,290	526	249
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,826	3,113	1,318
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,262	4,715
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,521

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	5,691	3,916	2,660	1,661	1,376	1,062	1,091	967	863	814
2. 1998	8,638	4,667	5,217	1,052	972	581	552	401	348	369
3. 1999	XXX	9,818	5,830	2,696	1,416	1,438	874	262	184	189
4. 2000	XXX	XXX	13,866	7,145	2,020	(195)	(246)	681	511	271
5. 2001	XXX	XXX	XXX	11,388	5,933	3,198	3,040	630	599	242
6. 2002	XXX	XXX	XXX	XXX	13,513	5,501	2,743	2,021	1,352	1,329
7. 2003	XXX	XXX	XXX	XXX	XXX	14,709	6,724	5,750	4,514	3,197
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	21,853	10,840	6,624	4,388
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,956	12,611	8,328
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,420	12,202
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,726

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	1,931	990	657	478	402	676	454	262	290	168
2. 1998	1,412	975	614	390	131	69	57	49	52	20
3. 1999	XXX	2,239	1,472	675	259	218	161	146	105	175
4. 2000	XXX	XXX	3,660	1,553	619	516	76	119	28	122
5. 2001	XXX	XXX	XXX	4,068	1,757	877	498	371	163	406
6. 2002	XXX	XXX	XXX	XXX	3,300	2,039	1,302	556	363	279
7. 2003	XXX	XXX	XXX	XXX	XXX	4,109	3,334	1,604	1,166	855
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,583	5,245	3,595	3,017
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,527	6,109	5,286
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,747	7,882
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,970

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	138	68	61	10	9	12		6	53	35
2. 1998	112	67	82	19	4	2	(1)	1	3	2
3. 1999	XXX	170	181	67	22	31	11	12	10	6
4. 2000	XXX	XXX	277	124	64	31	41	17	56	38
5. 2001	XXX	XXX	XXX	273	155	114	80	20	49	36
6. 2002	XXX	XXX	XXX	XXX	306	200	177	73	79	60
7. 2003	XXX	XXX	XXX	XXX	XXX	381	358	256	130	85
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	505	389	306	209
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	565	455	308
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	619	516
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	482

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	95	14			1	0				
2. 1998	199	70	(10)	5	1	1				
3. 1999	XXX	246	297	54	0	25	1	10	4	
4. 2000	XXX	XXX	766	364	62	41	24	4	(0)	
5. 2001	XXX	XXX	XXX	1,271	567	55	60	10	1	
6. 2002	XXX	XXX	XXX	XXX	1,507	632	193	127	58	2
7. 2003	XXX	XXX	XXX	XXX	XXX	1,687	998	268	88	24
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,029	1,100	210	22
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,361	1,597	325
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,534	1,328
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,104

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	732	531	250	122	56	33	2	9	21	32
2. 1998	1,501	831	1,487	331	208	69	27	40	19	65
3. 1999	XXX	1,972	1,189	517	269	192	101	116	94	63
4. 2000	XXX	XXX	1,701	1,668	884	351	189	203	262	108
5. 2001	XXX	XXX	XXX	1,904	968	422	332	312	249	86
6. 2002	XXX	XXX	XXX	XXX	1,157	399	135	201	102	67
7. 2003	XXX	XXX	XXX	XXX	XXX	1,583	465	157	115	96
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	989	608	270	402
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	947	523	274
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,311	873
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,097

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	1,341	805	325	83	(58)		8	15		
2. 1998	1,328	833	443	155	46	29	37	12	11	4
3. 1999	XXX	2,232	871	335	165	63	1	(0)		
4. 2000	XXX	XXX	2,157	955	328	247	121	82	32	27
5. 2001	XXX	XXX	XXX	2,111	621	375	241	142	83	40
6. 2002	XXX	XXX	XXX	XXX	748	255	215	145	63	40
7. 2003	XXX	XXX	XXX	XXX	XXX	56	28			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	284	170	64	77
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	447	171	161
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	471	328
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	401

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136	31	14
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136	23
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	137

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	295		69
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	309	181
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	771

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	64	28	17
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	1
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	74	30	11	6	5	4		0	1	
2. 1998	83	42	14	10	7	0		0	0	
3. 1999	XXX	75	37	14	18	0				
4. 2000	XXX	XXX	49	30	10	3	3	0	0	
5. 2001	XXX	XXX	XXX	33	11	1	2	3	1	1
6. 2002	XXX	XXX	XXX	XXX	28	5	1	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	24	2	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	39	2	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	79	23	22
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	168	103
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	240

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	111	40	3	22	11					
2. 1998	32	36	8	8	2					
3. 1999	XXX	37	2	30	25					
4. 2000	XXX	XXX	28	14	13	3				
5. 2001	XXX	XXX	XXX	15	11	5				
6. 2002	XXX	XXX	XXX	XXX	2	(2)				
7. 2003	XXX	XXX	XXX	XXX	XXX	1				13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	77			42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40		49
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	189
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	254	84	7	1		1				1
2. 1998	311	975	1,141	1,204	1,223	1,224	1,233	1,241	1,246	1,248
3. 1999	XXX	507	1,058	1,287	1,386	1,420	1,431	1,431	1,433	1,435
4. 2000	XXX	XXX	851	1,814	2,130	2,261	2,310	2,335	2,330	2,331
5. 2001	XXX	XXX	XXX	697	1,151	1,274	1,324	1,344	1,343	1,347
6. 2002	XXX	XXX	XXX	XXX	226	305	338	364	367	372
7. 2003	XXX	XXX	XXX	XXX	XXX	453	664	439	447	452
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	559	896	944	964
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	647	1,135	1,201
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	670	1,126
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	657

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	101	62	2	1	1				1	
2. 1998	828	298	77	44	22	21	14	12	3	2
3. 1999	XXX	567	308	134	63	20	8	11	6	2
4. 2000	XXX	XXX	1,064	476	220	96	42	11	7	4
5. 2001	XXX	XXX	XXX	767	265	118	53	27	16	6
6. 2002	XXX	XXX	XXX	XXX	149	59	25	16	12	7
7. 2003	XXX	XXX	XXX	XXX	XXX	204	62	22	11	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	290	70	34	10
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	470	101	52
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	441	82
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	467

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	82	81	(46)		(1)					
2. 1998	1,463	2,173	2,177	2,210	2,220	2,225	2,227	2,229	2,230	2,230
3. 1999	XXX	1,742	2,619	2,943	2,981	2,991	2,999	3,004	3,004	3,004
4. 2000	XXX	XXX	3,081	4,511	4,658	4,707	4,735	4,749	4,749	4,749
5. 2001	XXX	XXX	XXX	2,161	2,525	2,576	2,592	2,598	2,599	2,599
6. 2002	XXX	XXX	XXX	XXX	560	595	607	625	627	627
7. 2003	XXX	XXX	XXX	XXX	XXX	702	795	532	534	534
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	910	1,061	1,079	1,082
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,193	1,373	1,395
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,236	1,421
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,349

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1,829	271	97	43	12	16	5	6	3	5
2. 1998	2,407	4,605	4,806	4,853	4,889	4,911	4,924	4,939	4,944	4,947
3. 1999	XXX	2,537	4,874	5,183	5,264	5,327	5,354	5,365	5,376	5,384
4. 2000	XXX	XXX	3,004	6,108	6,525	6,680	6,774	6,815	6,854	6,875
5. 2001	XXX	XXX	XXX	4,340	6,740	7,073	7,206	7,279	7,317	7,345
6. 2002	XXX	XXX	XXX	XXX	2,228	3,570	3,779	3,865	3,909	3,934
7. 2003	XXX	XXX	XXX	XXX	XXX	1,769	3,278	3,466	3,558	3,611
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,793	3,265	3,441	3,540
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,558	2,861	3,033
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,426	2,634
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,276

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	435	211	109	70	56	41	31	26	23	18
2. 1998	2,008	458	209	112	79	55	42	25	20	17
3. 1999	XXX	2,280	538	257	156	95	63	52	40	32
4. 2000	XXX	XXX	3,094	784	428	263	158	115	80	58
5. 2001	XXX	XXX	XXX	2,478	661	336	204	132	100	73
6. 2002	XXX	XXX	XXX	XXX	1,478	396	200	112	68	43
7. 2003	XXX	XXX	XXX	XXX	XXX	1,597	375	200	113	57
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,528	389	192	95
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,459	321	151
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,382	285
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,291

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	661	54	63		2	4	1			
2. 1998	5,227	6,437	6,508	6,460	6,468	6,471	6,474	6,477	6,478	6,480
3. 1999	XXX	5,664	6,733	6,793	6,808	6,824	6,829	6,832	6,833	6,834
4. 2000	XXX	XXX	7,283	8,542	8,621	8,637	8,656	8,660	8,667	8,670
5. 2001	XXX	XXX	XXX	8,785	9,661	9,705	9,726	9,734	9,741	9,752
6. 2002	XXX	XXX	XXX	XXX	4,392	4,870	4,896	4,904	4,911	4,913
7. 2003	XXX	XXX	XXX	XXX	XXX	4,027	4,528	4,558	4,576	4,583
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,017	4,542	4,581	4,599
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,598	3,937	3,967
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,486	3,811
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,219

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	283	59	65	19	29	27	34	30	18	15
2. 1998	738	1,016	1,068	1,118	1,126	1,131	1,138	1,147	1,151	1,154
3. 1999	XXX	1,008	1,524	1,627	1,664	1,693	1,709	1,724	1,727	1,733
4. 2000	XXX	XXX	1,185	1,895	1,982	2,018	2,045	2,058	2,066	2,069
5. 2001	XXX	XXX	XXX	1,259	1,683	1,757	1,796	1,826	1,841	1,847
6. 2002	XXX	XXX	XXX	XXX	757	989	1,026	1,049	1,061	1,067
7. 2003	XXX	XXX	XXX	XXX	XXX	551	737	766	779	786
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	485	722	757	784
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	461	644	686
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	454	635
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	365

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	221	162	117	105	88	106	95	55	47	27
2. 1998	354	149	83	41	35	25	39	28	19	17
3. 1999	XXX	456	191	100	68	46	49	38	27	36
4. 2000	XXX	XXX	635	160	84	55	32	18	8	8
5. 2001	XXX	XXX	XXX	438	153	98	65	38	22	15
6. 2002	XXX	XXX	XXX	XXX	267	80	53	28	16	8
7. 2003	XXX	XXX	XXX	XXX	XXX	212	77	52	32	32
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	325	142	134	129
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	289	173	190
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	290	211
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	286

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	305	46	126	5	41	43	20	15	12	
2. 1998	1,464	1,758	1,840	1,879	1,919	1,940	1,979	2,015	2,035	2,052
3. 1999	XXX	1,881	2,487	2,561	2,614	2,649	2,700	2,741	2,773	2,815
4. 2000	XXX	XXX	2,361	2,938	3,013	3,035	3,049	3,066	3,069	3,073
5. 2001	XXX	XXX	XXX	2,183	2,532	2,589	2,612	2,635	2,639	2,639
6. 2002	XXX	XXX	XXX	XXX	1,342	1,493	1,516	1,529	1,533	1,540
7. 2003	XXX	XXX	XXX	XXX	XXX	1,015	1,169	1,194	1,204	1,216
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,068	1,277	1,348	1,410
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	957	1,181	1,286
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	987	1,212
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	859

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	2	3	2	1	1				
2. 1998			1	1	1	1	1	1	1	1
3. 1999	XXX			1	1	2	2	2	2	2
4. 2000	XXX	XXX			1	1	4	5	5	5
5. 2001	XXX	XXX	XXX				1	2	2	2
6. 2002	XXX	XXX	XXX	XXX				1	3	3
7. 2003	XXX	XXX	XXX	XXX	XXX			1	3	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	22	18	9	3	2	1	1	1	1	
2. 1998	1	6	7	2	1	1				
3. 1999	XXX	2	5	1	3	1				1
4. 2000	XXX	XXX	1	3	8	8	1	1	1	1
5. 2001	XXX	XXX	XXX	2	4	6	3	1		
6. 2002	XXX	XXX	XXX	XXX	1	2	6	6	2	
7. 2003	XXX	XXX	XXX	XXX	XXX	1	3	7	4	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		3	3	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	16	10	3						1	
2. 1998	2	9	18	18	19	19	19	19	19	19
3. 1999	XXX	3	8	10	12	14	14	14	14	15
4. 2000	XXX	XXX	1	5	12	15	16	17	18	18
5. 2001	XXX	XXX	XXX	2	6	11	15	15	15	15
6. 2002	XXX	XXX	XXX	XXX	2	4	8	11	11	11
7. 2003	XXX	XXX	XXX	XXX	XXX	1	6	12	16	16
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		5	9	10
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	7	7	2	1			1			
2. 1998		1	7	10	10	10	11	11	11	11
3. 1999	XXX		2	6	10	13	14	14	14	14
4. 2000	XXX	XXX		3	7	12	15	15	15	15
5. 2001	XXX	XXX	XXX	1	1	8	14	14	14	14
6. 2002	XXX	XXX	XXX	XXX	1	2	10	16	17	18
7. 2003	XXX	XXX	XXX	XXX	XXX	1	2	10	18	21
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		2	8	14
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	20	7	2	1	1	1				
2. 1998	36	20	7	1	1	1				
3. 1999	XXX	48	24	11	5	2	1	1	1	
4. 2000	XXX	XXX	47	21	14	3	1			
5. 2001	XXX	XXX	XXX	46	31	15	2	1		
6. 2002	XXX	XXX	XXX	XXX	53	33	11	3	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	58	29	16	5	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	49	23	10	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	13	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	10	1								
2. 1998	41	49	50	48	48	48	48	48	48	48
3. 1999	XXX	57	62	62	62	62	62	62	62	62
4. 2000	XXX	XXX	57	59	60	60	60	59	59	59
5. 2001	XXX	XXX	XXX	57	62	62	63	63	63	63
6. 2002	XXX	XXX	XXX	XXX	64	76	79	79	79	79
7. 2003	XXX	XXX	XXX	XXX	XXX	75	87	88	89	89
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	67	70	72	72
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	36	41	41
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	66	62	22	15	6	5	1			1
2. 1998	10	40	62	73	78	84	87	88	89	89
3. 1999	XXX	48	98	121	145	168	178	186	187	188
4. 2000	XXX	XXX	35	74	97	117	128	135	139	143
5. 2001	XXX	XXX	XXX	41	65	84	95	102	106	109
6. 2002	XXX	XXX	XXX	XXX	15	24	28	29	31	32
7. 2003	XXX	XXX	XXX	XXX	XXX	10	25	29	32	35
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5	70	79	82
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	24	27
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	37

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	342	171	68	36	23	12	4	1	3	2
2. 1998	123	180	65	25	19	10	6	3	1	1
3. 1999	XXX	182	144	81	62	37	24	13	2	1
4. 2000	XXX	XXX	144	84	62	41	18	12	7	3
5. 2001	XXX	XXX	XXX	67	63	41	20	11	6	2
6. 2002	XXX	XXX	XXX	XXX	52	26	10	6	5	2
7. 2003	XXX	XXX	XXX	XXX	XXX	14	8	5	5	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	37	24	20	14
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	16	18
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	20
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	151	52	(27)	(7)	1			1		
2. 1998	169	355	328	331	336	336	337	340	340	340
3. 1999	XXX	297	391	436	460	462	464	464	464	464
4. 2000	XXX	XXX	228	337	369	383	385	388	389	390
5. 2001	XXX	XXX	XXX	178	269	290	300	304	305	306
6. 2002	XXX	XXX	XXX	XXX	104	123	136	141	143	143
7. 2003	XXX	XXX	XXX	XXX	XXX	39	82	91	96	97
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	117	225	238	245
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80	104	114
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82	121
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	160

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	18	54	15	4	3	1	2	1	1	
2. 1998	2	13	28	32	36	39	40	41	43	43
3. 1999	XXX	5	22	35	43	47	53	53	53	53
4. 2000	XXX	XXX	6	28	53	68	74	75	75	77
5. 2001	XXX	XXX	XXX	2	31	66	88	89	91	92
6. 2002	XXX	XXX	XXX	XXX	6	28	49	53	55	56
7. 2003	XXX	XXX	XXX	XXX	XXX			1	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	3	5
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	27	31
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40	51
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	365	115	25	11	7	5	2	2	1	1
2. 1998	142	95	36	22	15	6	3	2	1	1
3. 1999	XXX	161	92	33	15	8				
4. 2000	XXX	XXX	202	102	43	16	6	5	2	1
5. 2001	XXX	XXX	XXX	228	111	49	14	11	4	3
6. 2002	XXX	XXX	XXX	XXX	118	51	15	9	3	3
7. 2003	XXX	XXX	XXX	XXX	XXX	2	5			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30	6	3	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	12	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	128	(48)	(57)	(1)		1	1			
2. 1998	168	212	214	214	214	214	214	214	214	214
3. 1999	XXX	207	261	262	263	264	264	264	264	264
4. 2000	XXX	XXX	264	290	291	291	292	292	292	293
5. 2001	XXX	XXX	XXX	279	309	318	320	321	321	323
6. 2002	XXX	XXX	XXX	XXX	187	211	213	213	213	213
7. 2003	XXX	XXX	XXX	XXX	XXX	5	25	30	30	31
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	80	94	94	94
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	134	142	142
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	108	113
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	123

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	2		2	1					
2. 1998					1	1	1	1	1	1
3. 1999	XXX									
4. 2000	XXX	XXX	2	2	3	3	4	4	4	4
5. 2001	XXX	XXX	XXX	1	1	1	2	2	2	2
6. 2002	XXX	XXX	XXX	XXX	1	1	1	1	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	5	5	5	2	1					
2. 1998		1	1	1			1			
3. 1999	XXX		1							
4. 2000	XXX	XXX	1	1		1				
5. 2001	XXX	XXX	XXX			1				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			1		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	3	1							
2. 1998		1	1	1	1	1	2	1	1	1
3. 1999	XXX		1	1	1	1	1	1	1	1
4. 2000	XXX	XXX	2	4	5	5	5	5	5	5
5. 2001	XXX	XXX	XXX	1	1	3	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	1	1	1	1	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX		1	1	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	16
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	1	1		1					
2. 1998										
3. 1999	XXX								1	1
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	6	3	1	1						
2. 1998		1	1	1	1					
3. 1999	XXX	1	1	1	1	1	1	1		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		1					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	(2)		(1)						
2. 1998		2	2	2	2	2	2	2	2	2
3. 1999	XXX	1	2	2	2	2	2	2	2	2
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		1	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(2)	6	(6)								
2. 1998	7,160	7,296	7,187	7,148	7,130	7,125	7,125	7,125	7,125	7,125	
3. 1999	XXX	12,800	13,573	13,276	13,311	13,326	13,323	13,323	13,323	13,323	
4. 2000	XXX	XXX	23,470	23,171	23,026	22,948	22,952	22,952	22,952	22,952	
5. 2001	XXX	XXX	XXX	23,598	22,801	22,660	22,658	22,660	22,660	22,660	
6. 2002	XXX	XXX	XXX	XXX	12,661	12,620	12,610	12,610	12,610	12,610	
7. 2003	XXX	XXX	XXX	XXX	XXX	6,821	6,841	6,904	6,904	6,904	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	32,685	32,881	32,881	32,881	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31,776	33,434	33,432	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31,251	32,976	1,725
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33,219	33,219
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34,942
13. Earned Prems.(P-Pt 1)	7,158	12,943	24,128	22,963	11,737	9,503	21,623	32,037	32,910	34,942	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior		6	(6)								
2. 1998	4,234	4,326	4,236	4,212	4,203	4,201	4,201	4,201	4,201	4,201	
3. 1999	XXX	8,008	8,618	8,437	8,455	8,461	8,460	8,460	8,460	8,460	
4. 2000	XXX	XXX	18,109	17,946	17,886	17,858	17,858	17,858	17,858	17,858	
5. 2001	XXX	XXX	XXX	7,746	7,526	7,493	7,492	7,492	7,492	7,492	
6. 2002	XXX	XXX	XXX	XXX	2,077	2,068	2,068	2,068	2,068	2,068	
7. 2003	XXX	XXX	XXX	XXX	XXX	478	479	498	498	498	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,124	16,134	16,134	16,134	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,326	6,488	6,487	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,821	5,052	231
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,448	4,448
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,679
13. Earned Prems.(P-Pt 1)	4,234	8,106	18,624	7,379	1,805	2,179	5,053	6,355	4,982	4,679	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	1,227	411	29	(18)	(2)	(5)			16	22	22
2. 1998	47,826	51,101	51,219	51,211	51,177	51,157	51,158	51,160	51,160	51,160	
3. 1999	XXX	49,471	52,380	53,177	52,943	52,856	52,863	52,859	52,883	52,940	57
4. 2000	XXX	XXX	72,293	81,043	81,347	81,106	80,990	80,955	81,008	81,050	42
5. 2001	XXX	XXX	XXX	72,545	77,917	77,875	77,799	77,781	77,900	77,996	97
6. 2002	XXX	XXX	XXX	XXX	57,594	60,012	59,973	59,975	59,994	60,030	36
7. 2003	XXX	XXX	XXX	XXX	XXX	70,790	75,601	75,528	75,490	75,480	(10)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	82,938	88,161	88,043	88,027	(16)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	72,941	78,559	78,539	(20)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	63,887	70,098	6,211
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59,427	59,427
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65,846
13. Earned Prems.(P-Pt 1)	49,054	53,156	68,930	79,278	61,240	69,692	81,172	78,040	69,579	65,846	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	305	241	42	(6)	(2)				1	2	2
2. 1998	17,378	18,977	19,040	19,134	19,089	19,079	19,079	19,079	19,079	19,079	
3. 1999	XXX	18,077	19,035	19,538	19,427	19,372	19,369	19,367	19,370	19,376	7
4. 2000	XXX	XXX	34,703	39,653	39,732	39,646	39,621	39,604	39,604	39,609	5
5. 2001	XXX	XXX	XXX	42,199	45,003	45,000	44,996	44,990	44,990	45,002	12
6. 2002	XXX	XXX	XXX	XXX	17,964	18,620	18,651	18,655	18,658	18,662	5
7. 2003	XXX	XXX	XXX	XXX	XXX	21,884	23,270	23,284	23,280	23,278	(1)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	20,911	21,503	21,484	21,483	(2)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,861	10,822	10,820	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,457	8,209	752
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,192	7,192
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,969
13. Earned Prems.(P-Pt 1)	17,684	19,917	27,761	44,099	17,386	19,259	15,944	10,446	8,403	7,969	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior	222	(5)	(2)		5						
2. 1998	15,272	15,636	15,627	15,637	15,643	15,641	15,641	15,641	15,641	15,641	
3. 1999	XXX	19,297	20,115	20,086	20,094	20,088	20,088	20,088	20,088	20,088	
4. 2000	XXX	XXX	23,541	24,113	24,148	24,145	24,145	24,138	24,138	24,138	1
5. 2001	XXX	XXX	XXX	24,397	24,435	24,453	24,431	24,430	24,430	24,431	1
6. 2002	XXX	XXX	XXX	XXX	19,956	20,189	20,057	20,056	20,051	20,050	(1)
7. 2003	XXX	XXX	XXX	XXX	XXX	21,170	21,416	21,438	21,424	21,423	(1)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	36,615	36,948	36,886	36,891	5
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44,657	47,003	46,975	(28)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49,429	51,946	2,517
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51,781	51,781
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54,275
13. Earned Prems.(P-Pt 1)	15,495	19,657	22,654	24,200	19,624	21,355	36,707	45,003	51,694	54,275	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior	151	1	(2)		5						
2. 1998	9,177	9,296	9,285	9,292	9,301	9,299	9,299	9,299	9,299	9,299	
3. 1999	XXX	10,710	11,154	11,155	11,168	11,164	11,164	11,164	11,164	11,164	
4. 2000	XXX	XXX	13,409	13,528	13,586	13,585	13,585	13,581	13,581	13,581	
5. 2001	XXX	XXX	XXX	9,540	9,533	9,544	9,540	9,541	9,541	9,542	1
6. 2002	XXX	XXX	XXX	XXX	6,690	6,769	6,747	6,747	6,746	6,746	
7. 2003	XXX	XXX	XXX	XXX	XXX	6,570	6,650	6,658	6,656	6,656	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	11,910	12,021	12,012	12,013	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,855	14,483	14,475	(7)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,343	15,995	652
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,415	13,415
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,062
13. Earned Prems.(P-Pt 1)	9,328	10,830	12,146	8,916	6,345	6,597	11,965	13,970	15,958	14,062	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior	360	(2)	(1)	12	1	(1)					
2. 1998	6,248	6,369	6,369	6,375	6,383	6,383	6,383	6,383	6,377	6,377	
3. 1999	XXX	8,287	8,665	8,688	8,720	8,721	8,725	8,725	8,725	8,725	
4. 2000	XXX	XXX	8,818	9,199	9,197	9,188	9,199	9,199	9,199	9,199	
5. 2001	XXX	XXX	XXX	7,867	7,980	7,985	8,006	8,008	8,008	8,008	
6. 2002	XXX	XXX	XXX	XXX	4,606	4,526	4,545	4,543	4,543	4,543	
7. 2003	XXX	XXX	XXX	XXX	XXX	4,752	4,812	4,818	4,818	4,818	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,921	6,036	5,989	5,990	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,731	7,286	7,244	(41)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,860	7,573	712
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,718	10,718
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,390
13. Earned Prems.(P-Pt 1)	6,607	8,407	9,194	8,268	4,732	4,569	5,756	6,852	7,361	11,390	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior	61	1		9							
2. 1998	684	744	735	740	743	743	744	744	743	743	
3. 1999	XXX	3,009	3,238	3,243	3,247	3,247	3,249	3,249	3,249	3,249	
4. 2000	XXX	XXX	4,135	4,243	4,242	4,240	4,247	4,247	4,247	4,247	
5. 2001	XXX	XXX	XXX	3,404	3,438	3,438	3,451	3,457	3,457	3,457	
6. 2002	XXX	XXX	XXX	XXX	2,980	2,951	2,961	2,957	2,957	2,957	
7. 2003	XXX	XXX	XXX	XXX	XXX	2,339	2,366	2,379	2,379	2,379	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,979	4,262	4,231	4,231	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,852	4,085	4,068	(16)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,321	3,609	289
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,342	4,342
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,615
13. Earned Prems.(P-Pt 1)	744	3,070	4,354	3,038	2,674	2,446	2,894	4,150	3,522	4,615	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(8)	1	1	(1)							
2. 1998	7,181	6,952	6,947	6,945	6,945	6,945	6,945	6,945	6,945	6,945	
3. 1999	XXX	8,407	8,243	8,242	8,243	8,243	8,243	8,243	8,243	8,243	
4. 2000	XXX	XXX	8,968	9,058	9,089	9,046	9,047	9,047	9,047	9,047	
5. 2001	XXX	XXX	XXX	9,392	9,469	9,444	9,444	9,444	9,444	9,444	
6. 2002	XXX	XXX	XXX	XXX	4,396	4,298	4,298	4,299	4,299	4,299	
7. 2003	XXX	XXX	XXX	XXX	XXX	561	569	571	571	571	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,632	1,640	1,640	1,640	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,205	2,309	2,309	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,286	2,407	121
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,533	2,533
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,653
13. Earned Prems.(P-Pt 1)	7,173	8,178	8,800	9,477	4,506	396	1,641	2,215	2,390	2,653	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	19		(1)	(1)							
2. 1998	1,074	985	966	964	965	965	965	965	965	965	
3. 1999	XXX	1,381	1,215	1,212	1,216	1,216	1,216	1,216	1,216	1,216	
4. 2000	XXX	XXX	2,198	2,185	2,216	2,173	2,173	2,173	2,173	2,173	
5. 2001	XXX	XXX	XXX	4,409	4,531	4,508	4,508	4,508	4,508	4,508	
6. 2002	XXX	XXX	XXX	XXX	2,533	2,441	2,441	2,441	2,441	2,441	
7. 2003	XXX	XXX	XXX	XXX	XXX	184	189	189	189	189	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	875	877	877	877	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	346	366	366	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	305	332	28
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	588	588
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	615
13. Earned Prems.(P-Pt 1)	1,094	1,292	2,040	2,826	1,597	24	878	348	324	615	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,645	1,645	1,645	1,645	1,645	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,372	2,372	2,372	2,372	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					0						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(1,880)	(1,507)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	20	(6)		4							
2. 1998	495	473	464	468	468	468	468	468	468	468	
3. 1999	XXX	430	321	315	315	315	315	315	315	315	
4. 2000	XXX	XXX	378	331	329	329	329	329	329	329	
5. 2001	XXX	XXX	XXX	282	268	253	252	254	254	254	
6. 2002	XXX	XXX	XXX	XXX	153	135	135	136	136	136	
7. 2003	XXX	XXX	XXX	XXX	XXX	194	198	199	199	199	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	152	153	154	154	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	268	275	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	531	561	30
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	687	687
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	723
13. Earned Prems.(P-Pt 1)	514	401	261	237	137	162	155	256	548	723	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	28	(5)		4							
2. 1998	239	226	223	226	226	226	226	226	226	226	
3. 1999	XXX	167	136	135	135	135	135	135	135	135	
4. 2000	XXX	XXX	98	89	88	88	88	88	88	88	
5. 2001	XXX	XXX	XXX	101	98	96	96	101	101	101	
6. 2002	XXX	XXX	XXX	XXX	49	47	47	50	50	50	
7. 2003	XXX	XXX	XXX	XXX	XXX	36	37	38	38	38	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	29	28	28	28	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	56	57	58	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	138	144	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	142	142
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	149
13. Earned Prems.(P-Pt 1)	267	149	65	99	46	32	29	65	138	149	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(14)	(3)	2								
2. 1998	283	216	215	215	215	215	215	215	215	215	
3. 1999	XXX	315	289	289	289	289	289	289	289	289	
4. 2000	XXX	XXX	190	183	179	179	(453)	(453)	(453)	(453)	
5. 2001	XXX	XXX	XXX	121	66	66	(782)	(782)	(782)	(782)	
6. 2002	XXX	XXX	XXX	XXX	37	37	13	13	13	13	
7. 2003	XXX	XXX	XXX	XXX	XXX	289	258	258	258	258	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,829	1,829	1,829	1,829	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	188	188	188	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	298	298	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	293	293
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	293
13. Earned Prems.(P-Pt 1)	269	244	165	114	(23)	289	294	188	298	293	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(6)	(3)	2								
2. 1998	217	166	166	166	166	166	166	166	166	166	
3. 1999	XXX	126	114	114	114	114	114	114	114	114	
4. 2000	XXX	XXX	94	89	87	87	37	37	37	37	
5. 2001	XXX	XXX	XXX	78	44	44	1	1	1	1	
6. 2002	XXX	XXX	XXX	XXX	16	16	15	15	15	15	
7. 2003	XXX	XXX	XXX	XXX	XXX	50	49	49	49	49	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	95	95	95	95	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	112	112	112	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89	89	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109	109
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109
13. Earned Prems.(P-Pt 1)	211	72	83	74	(21)	50	(2)	112	89	109	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	256,399		
1.12 Totals	256,399	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

   If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

   Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

   Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity
   5.2 Surety $46

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.
2) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002. The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.
3) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business. Effective 6/1/2005 the retention increased to $500,000.
4) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.
5) The medical malpractice excess reinsurance retention before 4/1/2004 was $200,000. Effective 4/1/2004, this retention increased to $300,000.
6) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.
7) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Star Insurance Company. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.
8) Effective 1/1/2005, Star Insurance Company began an intercompany pooling arrangement with Savers Property and Casualty Insurance Company (NAIC #16551), Williamsburg National Insurance Company (NAIC #25780) and Ameritrust Insurance Corporation (NAIC #10665). The respective percentages as of January 1, 2006 are: 56.6%, 22.0%, 11.4% and 10.0%. All lines of business are included in this arrangement except accident and health.
9) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities of PICL. Star assumed liabilities of $1.1 million from PICL, where are all workers' compensation liabilities and are included in the intercompany pooling arrangemen noted in item #8 above.

Exhibit 28.2 Savers Property & Casualty Insurance Company's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported- Direct and Assumed
1. Prior	XXX	XXX	XXX	260	48	63	155	15		13	136	XXX
2. 1998	40,608	18,612	21,996	24,969	13,745	6,166	3,523	1,808	135	121	15,541	XXX
3. 1999	47,344	22,175	25,169	34,602	19,644	7,240	3,465	2,477	228	222	20,982	XXX
4. 2000	60,295	31,073	29,222	44,771	27,298	8,328	4,336	3,208	491	417	24,181	XXX
5. 2001	64,722	30,731	33,991	39,318	20,732	7,017	2,877	2,827	636	729	24,916	XXX
6. 2002	46,030	14,937	31,092	25,540	10,733	4,650	1,668	1,870	130	1,143	19,528	XXX
7. 2003	46,707	13,749	32,958	20,732	5,717	3,745	589	1,986	119	240	20,039	XXX
8. 2004	63,549	16,363	47,186	24,147	7,655	4,016	469	2,400	62	184	22,377	XXX
9. 2005	71,615	16,624	54,991	21,908	5,153	2,771	234	2,441	25	178	21,707	XXX
10. 2006	72,003	15,921	56,082	15,887	3,515	1,849	87	2,451	2	130	16,583	XXX
11. 2007	74,162	15,158	59,003	8,103	1,426	1,044	16	1,833	0	84	9,538	XXX
12. Totals	XXX	XXX	XXX	260,236	115,666	46,889	17,418	23,316	1,830	3,461	195,528	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding- Direct and Assumed
1. Prior	1,257	770	672	335	96	38	168	90	47	5	42	1,002	XXX
2. 1998	1,352	994	713	568	95	71	198	164	60	14	16	607	XXX
3. 1999	1,564	1,248	1,101	975	141	197	311	268	105	21	22	512	XXX
4. 2000	2,726	2,293	1,420	1,250	135	102	288	238	153	2	27	837	XXX
5. 2001	3,042	2,484	1,621	1,376	221	149	359	270	161	1	35	1,124	XXX
6. 2002	1,464	863	2,013	1,398	143	64	516	369	109	(2)	21	1,553	XXX
7. 2003	2,206	578	2,532	1,190	198	34	582	249	154	0	37	3,621	XXX
8. 2004	4,814	2,111	4,758	2,197	362	74	1,316	606	215	0	91	6,477	XXX
9. 2005	7,519	2,184	7,499	2,507	607	83	1,995	714	358	0	139	12,489	XXX
10. 2006	8,296	1,859	12,287	3,630	613	74	3,417	1,060	635		186	18,626	XXX
11. 2007	8,294	1,145	20,505	5,226	693	56	5,496	1,525	1,071		282	28,106	XXX
12. Totals	42,534	16,529	55,122	20,652	3,304	942	14,647	5,554	3,067	41	898	74,956	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	823	178
2. 1998	35,361	19,213	16,148	87.1	103.2	73.4			22.00	503	104
3. 1999	47,541	26,047	21,494	100.4	117.5	85.4			22.00	442	70
4. 2000	61,029	36,010	25,019	101.2	115.9	85.6			22.00	603	235
5. 2001	54,566	28,526	26,040	84.3	92.8	76.6			22.00	803	321
6. 2002	36,305	15,224	21,082	78.9	101.9	67.8			22.00	1,216	337
7. 2003	32,135	8,475	23,660	68.8	61.6	71.8			22.00	2,970	651
8. 2004	42,028	13,174	28,854	66.1	80.5	61.1			22.00	5,264	1,213
9. 2005	45,097	10,900	34,196	63.0	65.6	62.2			22.00	10,327	2,162
10. 2006	45,435	10,226	35,209	63.1	64.2	62.8			22.00	15,095	3,531
11. 2007	47,040	9,395	37,645	63.4	62.0	63.8			22.00	22,428	5,678
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	60,475	14,480

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	8,873	12,880	12,699	12,685	12,849	13,361	13,650	13,739	13,914	13,893	(21)	154
2. 1998	11,763	13,219	15,099	13,743	14,008	14,007	14,215	14,393	14,515	14,429	(86)	36
3. 1999	XXX	15,141	17,123	17,651	18,924	19,359	19,111	19,101	19,136	19,162	25	61
4. 2000	XXX	XXX	20,257	22,729	21,509	21,199	21,049	21,915	22,250	22,151	(99)	236
5. 2001	XXX	XXX	XXX	22,436	23,420	24,017	24,414	23,964	23,758	23,689	(69)	(275)
6. 2002	XXX	XXX	XXX	XXX	19,355	18,922	19,080	19,377	19,231	19,231	(0)	(146)
7. 2003	XXX	XXX	XXX	XXX	XXX	20,500	20,774	21,649	21,865	21,639	(225)	(9)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	28,274	27,214	25,851	26,301	449	(914)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,050	32,306	31,423	(883)	(627)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,657	32,126	(531)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34,740	XXX	XXX
										12. Totals	(1,441)	(1,484)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000	3,934	8,263	9,810	10,445	11,377	11,838	12,431	12,812	12,933	XXX	XXX
2. 1998	3,063	6,844	9,821	11,366	12,441	13,082	13,345	13,709	13,869	13,868	XXX	XXX
3. 1999	XXX	3,563	8,668	12,512	15,765	17,495	18,066	18,518	18,646	18,733	XXX	XXX
4. 2000	XXX	XXX	5,057	11,667	15,319	18,141	19,552	20,359	21,109	21,465	XXX	XXX
5. 2001	XXX	XXX	XXX	5,731	12,874	17,687	20,289	21,723	22,495	22,725	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	5,190	10,398	14,020	16,233	17,282	17,788	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	5,250	10,773	14,428	16,792	18,172	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,353	12,766	16,821	20,038	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,138	14,762	19,292	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,988	14,134	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,705	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	2,982	2,577	1,645	983	702	728	847	511	438	415
2. 1998	5,565	2,969	3,133	770	574	296	264	196	168	179
3. 1999	XXX	7,531	4,160	1,863	947	768	459	212	155	169
4. 2000	XXX	XXX	10,023	4,951	1,884	469	129	441	378	220
5. 2001	XXX	XXX	XXX	10,091	4,378	2,154	1,790	632	418	334
6. 2002	XXX	XXX	XXX	XXX	9,169	3,759	2,035	1,297	836	763
7. 2003	XXX	XXX	XXX	XXX	XXX	9,740	5,062	3,286	2,391	1,676
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	15,090	8,042	4,509	3,271
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,373	9,570	6,272
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,138	11,015
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,249

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	2,782	1,646	1,137	3,661	2,983	749	723	191	42	2	853	867
3. 1999	5,031	3,151	1,880	5,187	3,765	884	645	301	99	4	1,864	1,168
4. 2000	9,378	7,239	2,140	10,154	7,682	1,610	1,299	470	170	12	3,083	1,846
5. 2001	8,926	2,868	6,057	7,972	3,338	1,199	528	338	105	255	5,540	1,010
6. 2002	4,562	702	3,860	3,082	758	315	103	211	125	43	2,622	244
7. 2003	3,694	847	2,847	1,547	298	424	116	205	6	1	1,758	208
8. 2004	8,405	1,964	6,441	3,949	1,134	625	103	259	2	2	3,593	420
9. 2005	12,452	2,470	9,982	4,457	892	418	68	293		2	4,208	542
10. 2006	12,792	1,937	10,855	2,137	114	132	4	347	0	6	2,497	552
11. 2007	13,582	1,819	11,763	1,158	0	42		286	0	2	1,485	524
12. Totals	XXX	XXX	XXX	43,305	20,964	6,399	3,589	2,901	550	329	27,502	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1998	6	6	(0)	(0)	1	1	(0)	(0)	0	0		0	1
3. 1999	2	2	0	0	1	1	0	0	0	0		0	1
4. 2000	53	43	0	0	10	7	0	0	2	1	0	15	2
5. 2001	240	145	107	91	18	8	21	18	1		3	125	2
6. 2002	32	0	79	19	3		16	4	2		1	109	3
7. 2003	245	138	56	45	25	3	11	9	11		2	153	2
8. 2004	223	40	305	225	28	1	61	45	3		4	310	4
9. 2005	1,883	685	909	482	140	27	181	96	24		22	1,847	20
10. 2006	2,517	662	2,383	855	92	16	475	171	136		39	3,898	32
11. 2007	2,585	540	4,346	936	113	17	867	187	231		56	6,461	182
12. Totals	7,787	2,262	8,185	2,653	431	81	1,633	529	409	1	128	12,919	247

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	4,607	3,754	853	165.6	228.1	75.0			22.00	0	0
3. 1999	6,377	4,513	1,864	126.8	143.2	99.2			22.00	0	0
4. 2000	12,299	9,202	3,098	131.1	127.1	144.8			22.00	10	5
5. 2001	9,897	4,232	5,665	110.9	147.6	93.5			22.00	111	14
6. 2002	3,740	1,010	2,730	82.0	143.9	70.7			22.00	92	17
7. 2003	2,526	614	1,911	68.4	72.5	67.1			22.00	119	35
8. 2004	5,454	1,551	3,903	64.9	79.0	60.6			22.00	263	47
9. 2005	8,305	2,249	6,055	66.7	91.1	60.7			22.00	1,626	222
10. 2006	8,218	1,823	6,396	64.2	94.1	58.9			22.00	3,382	516
11. 2007	9,627	1,681	7,946	70.9	92.5	67.5			22.00	5,455	1,007
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	11,057	1,862

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	214	156	8	15	2			53	XXX
2. 1998	19,067	6,873	12,193	10,371	3,710	1,430	425	1,027	47	23	8,645	2,519
3. 1999	20,662	7,742	12,920	13,854	5,932	1,939	855	1,259	80	41	10,184	2,656
4. 2000	26,793	10,790	16,002	21,183	12,472	2,638	1,334	1,766	212	117	11,570	3,370
5. 2001	30,815	17,141	13,674	16,739	10,607	2,026	1,133	1,516	411	194	8,130	3,791
6. 2002	23,803	6,758	17,046	11,942	3,873	1,679	302	980	(90)	121	10,516	1,910
7. 2003	27,089	7,486	19,603	12,620	3,117	1,939	215	1,114	1	111	12,340	1,781
8. 2004	31,551	6,197	25,354	10,711	1,487	1,937	117	1,295		54	12,339	1,788
9. 2005	30,333	4,060	26,273	9,088	828	1,453	45	1,095		28	10,763	1,542
10. 2006	27,045	3,266	23,779	6,431	563	1,199	32	1,181		14	8,216	1,481
11. 2007	25,594	3,097	22,496	2,760	307	848	10	858		0	4,150	1,251
12. Totals	XXX	XXX	XXX	115,913	43,053	17,096	4,483	12,094	660	703	96,907	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Losses Unpaid: Case Basis: 14 Ceded	Losses Unpaid: Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid: Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid: Case Basis: 18 Ceded	Defense and Cost Containment Unpaid: Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid: Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	1,206	741	481	212	31	20	86	38	36		11	828	7
2. 1998	1,187	876	433	312	44	25	78	58	41		11	515	7
3. 1999	1,302	1,049	649	587	67	64	116	105	75		13	405	12
4. 2000	2,550	2,231	1,284	1,194	94	91	229	213	141		25	568	22
5. 2001	2,445	2,166	1,222	1,142	104	104	219	204	137		24	511	28
6. 2002	1,280	809	1,172	734	73	39	210	131	86		16	1,107	17
7. 2003	1,527	311	1,962	908	87	17	351	162	104		23	2,633	22
8. 2004	2,377	1,256	2,563	1,117	138	47	458	200	112		32	3,029	37
9. 2005	3,309	898	3,617	871	228	36	647	156	189		45	6,029	59
10. 2006	3,393	297	5,105	1,081	306	28	913	193	276		55	8,393	111
11. 2007	4,574	534	7,760	1,256	388	33	1,388	225	486		80	12,549	502
12. Totals	25,150	11,168	26,249	9,413	1,561	504	4,693	1,683	1,683	0	332	36,567	823

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	733	95
2. 1998	14,610	5,451	9,160	76.6	79.3	75.1			22.00	433	81
3. 1999	19,261	8,672	10,589	93.2	112.0	82.0			22.00	316	89
4. 2000	29,885	17,747	12,137	111.5	164.5	75.8			22.00	409	159
5. 2001	24,408	15,768	8,641	79.2	92.0	63.2			22.00	359	152
6. 2002	17,421	5,798	11,623	73.2	85.8	68.2			22.00	909	198
7. 2003	19,704	4,731	14,973	72.7	63.2	76.4			22.00	2,270	363
8. 2004	19,592	4,224	15,368	62.1	68.2	60.6			22.00	2,567	462
9. 2005	19,627	2,834	16,792	64.7	69.8	63.9			22.00	5,157	872
10. 2006	18,804	2,195	16,609	69.5	67.2	69.8			22.00	7,119	1,274
11. 2007	19,063	2,364	16,699	74.5	76.3	74.2			22.00	10,545	2,004
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	30,818	5,749

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	18	(77)	56	87	12		0	76	XXX
2. 1998	6,023	3,626	2,397	4,600	3,004	1,540	1,182	287	40	30	2,200	798
3. 1999	7,640	4,209	3,431	7,854	5,183	1,089	1,163	446	46	107	3,797	1,094
4. 2000	8,805	4,721	4,084	6,385	3,588	1,435	813	469	82	191	3,806	1,194
5. 2001	9,406	3,466	5,941	7,557	3,214	1,349	253	461	46	112	5,854	1,026
6. 2002	7,628	2,466	5,162	4,724	2,043	773	168	367	31	68	3,621	599
7. 2003	8,300	2,564	5,736	3,297	456	686	73	337	26	81	3,764	473
8. 2004	14,268	4,651	9,617	6,086	2,903	851	144	507	6	52	4,391	548
9. 2005	17,492	5,430	12,062	5,146	1,900	526	79	561	(0)	35	4,254	500
10. 2006	20,093	6,203	13,890	4,590	1,661	351	39	519	(0)	33	3,760	471
11. 2007	21,096	5,466	15,631	1,777	191	94	4	357		21	2,033	334
12. Totals	XXX	XXX	XXX	52,034	24,066	9,550	4,005	4,322	278	730	37,557	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	31	22	131	85	43	11	56	37	8	5	2	111	10
2. 1998	46	45	241	236	46	45	104	102	13	13	4	11	7
3. 1999	87	82	424	376	69	63	183	162	23	21	7	82	14
4. 2000	44	2	54	21	22	4	24	9	4	1	2	111	3
5. 2001	305	140	187	76	77	26	73	27	17		7	391	6
6. 2002	69	7	121	44	22	2	50	18	8		3	199	3
7. 2003	334	96	315	81	66	8	132	33	24		10	652	12
8. 2004	1,707	638	1,454	623	159	13	608	265	72		47	2,459	50
9. 2005	1,954	389	2,208	707	177	17	816	263	110		62	3,890	74
10. 2006	1,637	454	3,254	1,084	132	20	1,334	440	138		72	4,497	82
11. 2007	626	20	5,274	1,626	109	1	1,958	566	205		88	5,960	111
12. Totals	6,841	1,894	13,663	4,960	923	210	5,338	1,922	622	40	304	18,363	372

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	55	56
2. 1998	6,878	4,667	2,211	114.2	128.7	92.3			22.00	7	4
3. 1999	10,975	7,096	3,879	143.6	168.6	113.1			22.00	53	29
4. 2000	8,437	4,520	3,917	95.8	95.7	95.9			22.00	75	36
5. 2001	10,027	3,782	6,244	106.6	109.1	105.1			22.00	277	114
6. 2002	6,133	2,314	3,820	80.4	93.8	74.0			22.00	139	60
7. 2003	5,190	774	4,416	62.5	30.2	77.0			22.00	471	181
8. 2004	11,443	4,593	6,851	80.2	98.7	71.2			22.00	1,900	560
9. 2005	11,498	3,354	8,143	65.7	61.8	67.5			22.00	3,067	823
10. 2006	11,956	3,698	8,258	59.5	59.6	59.4			22.00	3,353	1,144
11. 2007	10,400	2,407	7,993	49.3	44.0	51.1			22.00	4,254	1,706
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	13,650	4,713

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX			3		0			3	XXX
2. 1998	143	72	70	9	4	23	19	2			11	7
3. 1999	186	90	96	90	13	22	4	8			102	6
4. 2000	226	75	150	130	87	68	32	7			87	7
5. 2001	260	67	194	20	29	28	13	5			11	6
6. 2002	252	35	217	64	9	63	13	8			113	4
7. 2003	334	28	306	89	84	19	3	7			29	6
8. 2004	378	27	350	26	3	31	10	6			51	4
9. 2005	436	25	411	36	18	7	3	5			28	2
10. 2006	417	2	415					1			1	1
11. 2007	332		332								0	
12. Totals	XXX	XXX	XXX	465	247	264	95	49	0	0	436	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			9				5		0			14	
2. 1998			1				0		0			1	
3. 1999	2		2		2		1		0			7	0
4. 2000	44		9		1		5		2			61	0
5. 2001			9				5		1			14	
6. 2002			15				9		1			24	
7. 2003			23	2	1	1	13	1	1			35	0
8. 2004	12	5	59	6	6	3	34	5	4			96	0
9. 2005	68		89	13	13		51	7	9			209	1
10. 2006			128		1		73		11			212	0
11. 2007			119				68		12			199	
12. Totals	126	5	462	20	24	3	263	14	41	0	0	874	3

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	9	5
2. 1998	35	23	12	24.7	31.9	17.3			22.00	1	0
3. 1999	126	17	109	67.8	18.4	113.6			22.00	4	3
4. 2000	267	119	148	118.3	157.9	98.5			22.00	53	8
5. 2001	68	42	26	25.9	62.7	13.3			22.00	9	6
6. 2002	159	22	137	63.2	63.0	63.3			22.00	15	9
7. 2003	154	90	64	46.0	319.1	20.9			22.00	21	14
8. 2004	179	32	147	47.3	116.0	42.0			22.00	60	36
9. 2005	278	41	237	63.7	166.1	57.6			22.00	144	65
10. 2006	213	0	213	51.1	0.0	51.3			22.00	128	84
11. 2007	199	0	199	60.0	0.0	60.0			22.00	119	80
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	562	311

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	574	296	278	310	159	144	56	21			259	19
3. 1999	661	319	342	392	158	247	110	29			399	24
4. 2000	797	251	546	649	352	282	75	36			540	23
5. 2001	1,089	238	851	765	368	386	106	47			725	24
6. 2002	1,363	270	1,093	478	56	430	41	51			863	31
7. 2003	1,685	321	1,363	972	353	519	76	81			1,143	35
8. 2004	1,939	383	1,556	259	14	300	33	70			581	28
9. 2005	2,228	242	1,986	257	16	171	25	71			458	16
10. 2006	2,086	191	1,895	106	17	65	8	71			217	15
11. 2007	1,997	231	1,765	2	(2)	4		29			38	8
12. Totals	XXX	XXX	XXX	4,189	1,490	2,548	530	506	0	0	5,223	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			0	0			0	0	0			1	0
7. 2003	33		13	7	6		7	4	2			51	1
8. 2004			7	2	0		4	1	0			9	0
9. 2005	31	6	128	46	17	1	73	28	9			176	1
10. 2006	194	25	377	44	43	5	215	33	31			755	3
11. 2007	90		615	94	37		350	54	41			985	6
12. Totals	347	30	1,140	192	104	6	650	119	83	0	0	1,976	12

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	475	215	259	82.7	72.7	93.3			22.00	0	0
3. 1999	667	268	399	101.0	84.1	116.6			22.00	0	0
4. 2000	967	426	540	121.3	169.9	99.0			22.00	0	0
5. 2001	1,198	473	725	110.0	198.7	85.2			22.00	0	0
6. 2002	960	97	863	70.4	35.9	78.9			22.00	0	0
7. 2003	1,634	441	1,194	97.0	137.1	87.5			22.00	39	12
8. 2004	640	50	590	33.0	13.1	37.9			22.00	5	4
9. 2005	756	122	634	33.9	50.4	31.9			22.00	107	69
10. 2006	1,102	130	972	52.8	68.4	51.3			22.00	502	252
11. 2007	1,168	145	1,023	58.5	62.7	58.0			22.00	611	375
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,265	712

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	15	(0)	(3)		0			14	XXX
2. 1998	2,568	289	2,279	958	243	542	102	98			1,253	132
3. 1999	3,268	1,193	2,075	2,044	927	1,055	154	183		9	2,201	180
4. 2000	3,574	1,692	1,881	1,509	340	868	147	132			2,022	152
5. 2001	3,214	1,181	2,033	1,491	942	555	162	134		81	1,076	119
6. 2002	1,839	1,040	800	157	33	99	25	62			260	56
7. 2003	1,776	951	825	244	117	46	24	54	(15)		218	38
8. 2004	2,237	1,125	1,112	1,287	1,151	84	13	83	15	1	274	95
9. 2005	2,663	1,613	1,050	397	300	38	5	99		0	229	44
10. 2006	2,861	1,369	1,492	84	24	17	3	73			148	47
11. 2007	4,427	1,794	2,633	24	5	5	2	54			77	62
12. Totals	XXX	XXX	XXX	8,210	4,081	3,306	638	973	0	90	7,771	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	11		30	22	10		13	9	1		0	35	1
2. 1998	99	60	27	11	3		12	3	4		1	71	0
3. 1999	160	105	25	10	2	69	11	0	6		2	18	0
4. 2000	8	1	56	27	6	0	24	12	3		1	57	1
5. 2001	7		67	49	17	7	29	14	3		1	52	1
6. 2002	9	2	76	61	5	1	33	21	2		1	39	1
7. 2003	24	2	142	131	7	1	61	35	9		2	74	1
8. 2004	398	81	305	196	21	5	132	85	19		8	507	6
9. 2005	254	198	438	364	14	1	189	157	14		8	189	7
10. 2006	528	416	707	470	18	2	305	203	31		14	499	8
11. 2007	118	42	1,547	978	14	5	668	422	60		19	960	20
12. Totals	1,615	906	3,421	2,319	115	93	1,477	961	150	0	56	2,499	46

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	20	15
2. 1998	1,742	419	1,324	67.8	144.7	58.1			22.00	56	15
3. 1999	3,484	1,265	2,219	106.6	106.0	107.0			22.00	69	(52)
4. 2000	2,606	527	2,079	72.9	31.1	110.5			22.00	36	21
5. 2001	2,302	1,174	1,128	71.6	99.4	55.5			22.00	25	27
6. 2002	442	143	299	24.0	13.8	37.4			22.00	22	17
7. 2003	588	296	292	33.1	31.1	35.4			22.00	32	42
8. 2004	2,328	1,546	782	104.1	137.5	70.3			22.00	426	82
9. 2005	1,443	1,026	418	54.2	63.6	39.8			22.00	131	58
10. 2006	1,764	1,118	646	61.6	81.6	43.3			22.00	350	149
11. 2007	2,489	1,453	1,036	56.2	81.0	39.3			22.00	645	314
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,810	689

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		(48)	1	48				1	XXX
2. 1998	2,788	425	2,363	1,294	403	778	162	97	5		1,599	83
3. 1999	3,179	502	2,677	866	231	710	141	95	1		1,299	103
4. 2000	3,420	793	2,627	1,180	553	891	243	164	28	2	1,411	114
5. 2001	3,684	1,098	2,585	1,633	691	1,106	413	212	73		1,776	125
6. 2002	1,751	621	1,131	643	373	435	243	144	64	22	542	83
7. 2003	154	9	145	6	6	18	8	123	102		31	12
8. 2004	638	341	297	31		107		90	38		191	37
9. 2005	861	135	726	64		73		102	26		214	55
10. 2006	929	126	803	96		36		44	2		172	44
11. 2007	1,031	239	792	44	5	7		40			86	48
12. Totals	XXX	XXX	XXX	5,857	2,216	4,164	1,257	1,111	338	24	7,321	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	6	4			11	7			1			6	0
2. 1998	6		2	1	2		1	0	0			9	0
3. 1999												0	
4. 2000	11		13	6	2		6	2	1			24	0
5. 2001	15	3	17	6	5	3	7	3	2	0	0	30	1
6. 2002	29		23	12	19		10	5	3		0	66	1
7. 2003												0	
8. 2004	(3)		26	5	4		11	2	1			32	0
9. 2005	1		55	11	1		24	5	3		0	67	1
10. 2006	2		101	12	9		43	5	5		0	143	3
11. 2007	29	6	164	56	19		71	24	10		1	208	11
12. Totals	95	13	401	108	70	11	173	47	26	0	2	587	19

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2	4
2. 1998	2,180	571	1,609	78.2	134.3	68.1			22.00	7	3
3. 1999	1,672	374	1,299	52.6	74.4	48.5			22.00	0	0
4. 2000	2,267	832	1,435	66.3	104.9	54.6			22.00	18	6
5. 2001	2,998	1,192	1,806	81.4	108.5	69.9			22.00	23	7
6. 2002	1,305	697	608	74.5	112.3	53.8			22.00	40	26
7. 2003	148	116	31	95.9	1,259.5	21.6			22.00	0	0
8. 2004	268	45	223	42.0	13.2	75.1			22.00	18	14
9. 2005	322	42	280	37.4	30.8	38.6			22.00	44	22
10. 2006	335	19	316	36.0	15.0	39.3			22.00	91	53
11. 2007	385	91	294	37.3	37.9	37.1			22.00	133	76
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	376	211

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	66	56	28	22			1	15	XXX
2. 2006	3,039	2,557	482	1,285	1,130	6		33		2	194	XXX
3. 2007	2,890	2,319	571	1,102	920	5	0	40			227	XXX
4. Totals	XXX	XXX	XXX	2,453	2,106	38	22	74	0	3	436	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	129	106	41	36	11	9	4	4	4		0	35	8
2. 2006	16	5	73	65	4	3	8	7	2		0	23	1
3. 2007	13		273	224	2		29	24	8		1	77	4
4. Totals	159	111	386	325	17	12	42	35	14	0	1	135	13

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	28	7
2. 2006	1,427	1,209	218	47.0	47.3	45.2			22.00	20	4
3. 2007	1,473	1,169	303	51.0	50.4	53.2			22.00	62	15
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	109	26

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(14)		26		16		18	28	XXX
2. 2006	2,396	166	2,229	1,133		35		173		74	1,341	210
3. 2007	2,799	75	2,724	1,234		39		166		61	1,439	269
4. Totals	XXX	XXX	XXX	2,352	0	101	0	355	0	154	2,809	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	3		24		16		3		1		2	47	15
2. 2006	7		62		2		8		2		5	80	15
3. 2007	253		264	0	9		35	0	13		38	575	62
4. Totals	262	0	350	0	28	0	47	0	16	0	45	703	92

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	27	21
2. 2006	1,421	0	1,421	59.3	0.0	63.8			22.00	69	12
3. 2007	2,014	0	2,014	72.0	0.1	73.9			22.00	517	58
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	612	91

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	27	31	53	61			22	(11)	XXX
2. 2006	17	16	1								0	XXX
3. 2007	20	18	1								0	XXX
4. Totals	XXX	XXX	XXX	27	31	53	61	0	0	22	(11)	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	132	132	587	582	22	22	212	210	11	(0)	29	17	
2. 2006			3	3			1	1	0			1	
3. 2007			9	8			3	3	0			1	
4. Totals	132	132	599	593	22	22	216	214	11	(0)	29	19	0

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	5	12
2. 2006	4	4	1	24.9	23.6	40.5			22.00	0	0
3. 2007	12	11	1	61.4	59.5	87.0			22.00	1	1
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	6	13

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments – Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(731)	731								0	XXX
8. 2004		(586)	586								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid – Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid – Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			22.00	0	0
3. 1999	0	0	0	0.0	0.0	0.0			22.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			22.00	0	0
5. 2001	0	0	0	0.0	0.0	0.0			22.00	0	0
6. 2002	0	0	0	0.0	0.0	0.0			22.00	0	0
7. 2003	0	0	0	0.0	0.0	0.0			22.00	0	0
8. 2004	0	0	0	0.0	0.0	0.0			22.00	0	0
9. 2005	0	0	0	0.0	0.0	0.0			22.00	0	0
10. 2006	0	0	0	0.0	0.0	0.0			22.00	0	0
11. 2007	0	0	0	0.0	0.0	0.0			22.00	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported- Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding- Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	200	104	96	3	2	5	2	2			6	0
3. 1999	156	58	98					2			2	0
4. 2000	101	25	76	154	89	16	13	1			69	2
5. 2001	92	39	54	13	2	11	1	2	0		22	1
6. 2002	53	18	35	1	0						0	0
7. 2003	63	12	51					2			2	0
8. 2004	60	11	49	0				2			2	0
9. 2005	100	25	75	19	1	6		5			29	1
10. 2006	213	54	160	26	6	8	0	8		1	35	6
11. 2007	281	58	223	1	0	1	0	3			4	3
12. Totals	XXX	XXX	XXX	217	100	46	17	26	0	1	172	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			0	0			0	0	0			0	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	12	5	8	2	2		4	1	1			18	0
10. 2006	3		45	17	6		19	7	3			52	1
11. 2007	6	3	98	33	1	1	42	14	6			103	1
12. Totals	20	8	152	52	9	1	65	23	10	0	0	173	2

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	9	4	6	4.6	3.6	5.7			22.00	0	0
3. 1999	2	0	2	1.0	0.0	1.6			22.00	0	0
4. 2000	171	102	69	168.8	406.1	90.8			22.00	0	0
5. 2001	26	4	23	28.4	9.3	42.2			22.00	0	0
6. 2002	1	0	0	1.3	2.6	0.7			22.00	0	0
7. 2003	2	0	2	2.8	0.0	3.5			22.00	0	0
8. 2004	3	0	2	4.2	0.1	5.1			22.00	0	0
9. 2005	57	9	48	57.0	36.8	63.8			22.00	13	5
10. 2006	117	30	87	54.9	56.1	54.5			22.00	31	21
11. 2007	158	51	107	56.3	89.0	47.8			22.00	68	35
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	112	61

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	105	82	22	19		6	6	0			20	1
3. 1999	95	28	67	220	241	26	26	1			(20)	1
4. 2000	64	32	32								0	
5. 2001	44	29	16			7	7				0	0
6. 2002	(9)	(8)	(1)			0	0	0			0	
7. 2003	112	20	93								0	
8. 2004	114	(1)	115					0			0	
9. 2005	73	44	30								0	
10. 2006	116	35	81								0	
11. 2007	114	42	72								0	
12. Totals	XXX	XXX	XXX	239	241	39	39	1	0	0	(0)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			4				2					5	
8. 2004			11				5					16	
9. 2005			13				6					19	
10. 2006			51				22					73	
11. 2007			35	16			15	7				28	
12. Totals	0	0	115	16	0	0	50	7	0	0	0	142	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	25	6	20	24.2	7.0	87.3			22.00	0	0
3. 1999	246	267	(20)	259.9	954.3	(30.3)			22.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			22.00	0	0
5. 2001	7	7	0	16.4	25.4	0.0			22.00	0	0
6. 2002	0	0	0	(5.0)	(2.7)	(33.3)			22.00	0	0
7. 2003	5	0	5	4.5	0.0	5.4			22.00	4	2
8. 2004	16	0	16	14.4	0.0	14.3			22.00	11	5
9. 2005	19	0	19	25.7	0.0	63.5			22.00	13	6
10. 2006	73	0	73	63.4	0.0	90.5			22.00	51	22
11. 2007	51	22	28	44.6	52.9	39.6			22.00	20	9
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	99	43

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	306	411	411	433	460	466	466	466	466	466	0	0
2. 1998	655	741	760	709	719	709	706	704	704	704	(0)	(0)
3. 1999	XXX	1,471	1,469	1,591	1,729	1,686	1,646	1,669	1,667	1,662	(5)	(7)
4. 2000	XXX	XXX	2,256	2,176	2,807	2,704	2,814	2,779	2,820	2,797	(23)	18
5. 2001	XXX	XXX	XXX	4,345	4,731	5,291	5,370	5,499	5,441	5,430	(11)	(69)
6. 2002	XXX	XXX	XXX	XXX	2,319	2,270	2,553	2,623	2,624	2,643	19	19
7. 2003	XXX	XXX	XXX	XXX	XXX	1,761	1,688	1,682	1,718	1,701	(17)	18
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,811	3,685	3,348	3,644	296	(41)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,509	5,692	5,739	47	230
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,111	5,913	(198)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,430	XXX	XXX
										12. Totals	108	168

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

1. Prior	5,133	5,288	5,036	4,905	4,929	5,011	5,281	5,335	5,377	5,393	15	58
2. 1998	6,976	7,543	8,575	7,526	7,779	7,810	7,943	8,092	8,233	8,139	(94)	47
3. 1999	XXX	8,049	9,036	9,095	9,577	9,690	9,400	9,258	9,285	9,336	50	78
4. 2000	XXX	XXX	10,764	12,367	10,445	9,973	9,854	10,519	10,663	10,443	(221)	(77)
5. 2001	XXX	XXX	XXX	8,623	8,794	8,377	8,299	7,493	7,364	7,398	34	(95)
6. 2002	XXX	XXX	XXX	XXX	10,674	10,695	10,374	10,638	10,498	10,467	(31)	(170)
7. 2003	XXX	XXX	XXX	XXX	XXX	12,380	12,843	13,763	13,986	13,756	(230)	(7)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,156	15,444	14,810	13,961	(850)	(1,484)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,677	16,749	15,508	(1,241)	(1,169)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,403	15,152	(251)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,354	XXX	XXX
										12. Totals	(2,818)	(2,821)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

1. Prior	1,705	1,939	2,036	2,285	2,426	2,686	2,733	2,753	2,853	2,829	(24)	76
2. 1998	1,608	1,868	2,107	2,038	2,015	1,978	1,992	1,977	1,979	1,965	(14)	(12)
3. 1999	XXX	2,077	2,647	2,884	3,134	3,372	3,443	3,454	3,461	3,477	15	22
4. 2000	XXX	XXX	3,101	3,307	3,317	3,466	3,314	3,474	3,454	3,526	72	52
5. 2001	XXX	XXX	XXX	4,650	4,757	5,326	5,592	5,788	5,793	5,813	19	24
6. 2002	XXX	XXX	XXX	XXX	3,381	3,395	3,515	3,416	3,438	3,476	39	60
7. 2003	XXX	XXX	XXX	XXX	XXX	3,684	3,903	3,933	3,929	4,082	153	149
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,332	5,307	5,404	6,278	874	972
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,145	6,736	7,473	737	1,328
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,257	7,600	343	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,432	XXX	XXX
										12. Totals	2,215	2,672

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	192	195	220	187	148	156	152	146	183	155	(27)	9
2. 1998	43	33	44	18	9	11	9	9	10	10	(0)	1
3. 1999	XXX	102	110	62	94	115	99	99	98	102	3	2
4. 2000	XXX	XXX	110	85	82	128	85	79	115	139	24	59
5. 2001	XXX	XXX	XXX	107	64	72	57	32	26	20	(5)	(11)
6. 2002	XXX	XXX	XXX	XXX	119	122	144	143	135	129	(6)	(14)
7. 2003	XXX	XXX	XXX	XXX	XXX	149	175	195	166	55	(111)	(140)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	196	195	171	136	(34)	(59)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	226	205	223	18	(4)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	241	201	(39)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	187	XXX	XXX
										12. Totals	(179)	(156)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	129	165	163	175	181	179	180	180	180	180	0	0
2. 1998	105	162	220	228	216	240	239	239	239	239	0	0
3. 1999	XXX	151	313	308	365	384	372	380	378	370	(7)	(10)
4. 2000	XXX	XXX	440	401	424	487	484	506	505	505	0	(1)
5. 2001	XXX	XXX	XXX	678	833	792	715	683	679	678	(1)	(5)
6. 2002	XXX	XXX	XXX	XXX	686	820	841	846	822	812	(9)	(34)
7. 2003	XXX	XXX	XXX	XXX	XXX	971	1,138	1,190	1,148	1,110	(38)	(80)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,117	1,073	723	520	(204)	(553)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,402	1,086	554	(531)	(848)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,223	869	(353)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	953	XXX	XXX
										12. Totals	(1,143)	(1,530)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	943	1,032	966	1,008	1,018	1,036	1,011	1,006	1,027	1,053	26	47
2. 1998	880	1,013	1,471	1,214	1,200	1,164	1,162	1,217	1,204	1,222	18	5
3. 1999	XXX	1,076	1,297	1,514	1,753	1,862	1,934	2,034	2,041	2,030	(11)	(4)
4. 2000	XXX	XXX	1,057	1,596	1,612	1,609	1,614	1,706	1,888	1,944	56	238
5. 2001	XXX	XXX	XXX	869	829	840	958	1,057	1,079	991	(88)	(66)
6. 2002	XXX	XXX	XXX	XXX	522	254	231	261	239	235	(4)	(25)
7. 2003	XXX	XXX	XXX	XXX	XXX	714	293	192	187	214	26	21
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	504	429	343	695	352	266
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	410	271	305	34	(105)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	560	542	(18)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	922	XXX	XXX
										12. Totals	391	377

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	1,155	1,058	971	955	947	1,010	1,032	1,055	1,045	1,050	5	(5)
2. 1998	892	1,277	1,347	1,380	1,434	1,449	1,530	1,520	1,512	1,517	5	(4)
3. 1999	XXX	1,291	1,264	1,164	1,233	1,232	1,204	1,205	1,205	1,205	0	(0)
4. 2000	XXX	XXX	1,443	1,442	1,454	1,423	1,415	1,363	1,308	1,298	(11)	(65)
5. 2001	XXX	XXX	XXX	1,443	1,634	1,642	1,730	1,716	1,683	1,665	(18)	(51)
6. 2002	XXX	XXX	XXX	XXX	466	436	495	506	533	526	(8)	20
7. 2003	XXX	XXX	XXX	XXX	XXX	19	25	10	10	10	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	201	189	168	169	0	(20)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	271	218	201	(16)	(70)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	269	269	0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	244	XXX	XXX
										12. Totals	(41)	(194)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	78	128	114	(14)	36
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	212	182	(30)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	255	XXX	XXX
										4. Totals	(44)	36

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	313	277	305	28	(9)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,241	1,246	6	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,835	XXX	XXX
										4. Totals	33	(9)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	7	(9)	(16)	(34)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0	(0)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	XXX	XXX
										4. Totals	(16)	(34)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	88	61	101	95	96	95	94	94	94	94	(0)	(0)
2. 1998	32	17	9	8	6	4	4	4	4	4	(0)	(0)
3. 1999	XXX	29	15	5	7	0					0	0
4. 2000	XXX	XXX	20	24	17	21	69	68	68	68	(0)	(0)
5. 2001	XXX	XXX	XXX	14	6	7	21	21	21	21	0	(1)
6. 2002	XXX	XXX	XXX	XXX	11	2	0	0	0	0	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	9	1	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16	1	1	1	(0)	(1)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38	17	42	25	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	76	(20)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	XXX	XXX
										12. Totals	4	3

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	101	241	202	237	235	234	233	234	234	234	0	0
2. 1998	12	14	23	22	20	30	19	19	19	19	0	0
3. 1999	XXX	14	0	12	10					(21)	(21)	(21)
4. 2000	XXX	XXX	11	5	5	1					0	0
5. 2001	XXX	XXX	XXX	6	4	2					0	0
6. 2002	XXX	XXX	XXX	XXX	1	(1)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	0				5	5	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30			16	16	16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16		19	19	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	73	30	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	XXX	XXX
										12. Totals	50	4

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	257	350	377	433	466	466	466	466	466	871	606
2. 1998	136	653	675	702	704	705	703	704	704	704	485	381
3. 1999	XXX	(15)	580	1,050	1,401	1,599	1,622	1,661	1,662	1,662	558	609
4. 2000	XXX	XXX	506	853	1,867	2,267	2,675	2,727	2,760	2,783	906	939
5. 2001	XXX	XXX	XXX	739	2,353	3,996	4,706	5,127	5,303	5,306	524	484
6. 2002	XXX	XXX	XXX	XXX	598	1,125	1,901	2,361	2,426	2,536	145	96
7. 2003	XXX	XXX	XXX	XXX	XXX	247	682	1,173	1,450	1,558	176	30
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	556	1,457	2,516	3,337	375	42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	966	2,411	3,915	467	55
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	960	2,150	438	83
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,199	255	88

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	1,659	2,616	3,266	3,559	3,844	4,059	4,293	4,549	4,600	6,529	1,761
2. 1998	1,537	3,758	5,276	6,110	6,663	7,120	7,250	7,520	7,673	7,665	1,923	589
3. 1999	XXX	2,000	4,926	6,650	8,144	8,553	8,678	8,868	8,954	9,005	2,093	551
4. 2000	XXX	XXX	2,584	6,515	7,425	8,716	9,198	9,539	9,947	10,016	2,672	675
5. 2001	XXX	XXX	XXX	1,831	4,690	6,059	6,216	6,627	6,864	7,025	2,855	907
6. 2002	XXX	XXX	XXX	XXX	2,777	6,125	7,684	8,645	9,251	9,446	1,529	364
7. 2003	XXX	XXX	XXX	XXX	XXX	2,981	6,901	8,951	10,341	11,227	1,404	356
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,568	7,713	9,901	11,044	1,376	375
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,753	7,802	9,668	1,179	304
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,545	7,035	1,024	347
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,292	496	254

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	847	1,348	1,683	1,809	2,121	2,337	2,541	2,657	2,721	2,325	1,641
2. 1998	748	1,056	1,584	1,778	1,895	1,943	1,958	1,946	1,951	1,954	449	342
3. 1999	XXX	793	1,349	2,031	2,575	3,195	3,284	3,343	3,357	3,397	674	406
4. 2000	XXX	XXX	977	1,987	2,530	2,913	3,037	3,216	3,363	3,419	804	387
5. 2001	XXX	XXX	XXX	1,790	3,087	3,862	4,809	5,229	5,461	5,439	718	302
6. 2002	XXX	XXX	XXX	XXX	1,085	1,848	2,519	2,933	3,144	3,286	415	181
7. 2003	XXX	XXX	XXX	XXX	XXX	1,412	2,118	2,683	3,097	3,454	305	155
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,407	2,308	2,850	3,890	305	193
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,322	2,966	3,693	267	160
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,310	3,241	247	142
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,676	142	81

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1	2	3	4	5	6	7	8	9	10	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000			170	141	144	144	143	139	142	9	30
2. 1998				8	7	6	9	9	9	9	0	7
3. 1999	XXX			35	81	93	95	95	95	95	1	5
4. 2000	XXX	XXX		1	8	41	68	71	71	79	2	5
5. 2001	XXX	XXX	XXX	0	1	5	17	19	6	6	1	5
6. 2002	XXX	XXX	XXX	XXX		1	11	66	91	105	1	3
7. 2003	XXX	XXX	XXX	XXX	XXX	0	18	23	72	22	2	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		2	33	45	0	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	23	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	142	160	161	161	179	180	180	180	180	9	36
2. 1998	2	61	174	195	199	240	239	239	239	239	4	15
3. 1999	XXX	12	105	237	332	368	367	370	370	370	6	18
4. 2000	XXX	XXX	11	123	333	439	471	505	505	505	6	17
5. 2001	XXX	XXX	XXX	20	217	531	687	677	678	678	6	19
6. 2002	XXX	XXX	XXX	XXX	16	202	533	741	781	812	7	24
7. 2003	XXX	XXX	XXX	XXX	XXX	46	278	817	1,015	1,062	8	26
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	60	225	373	511	6	22
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	137	387	3	12
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	146	1	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	0	2

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	485	662	757	796	964	995	999	1,006	1,019	209	510
2. 1998	55	262	625	857	972	1,037	1,071	1,153	1,154	1,155	35	97
3. 1999	XXX	31	209	742	1,150	1,498	1,814	1,974	2,002	2,018	73	107
4. 2000	XXX	XXX	30	253	761	1,141	1,360	1,557	1,702	1,890	55	95
5. 2001	XXX	XXX	XXX	(26)	77	290	618	777	869	942	42	76
6. 2002	XXX	XXX	XXX	XXX	21	50	157	170	185	198	12	42
7. 2003	XXX	XXX	XXX	XXX	XXX	12	85	100	120	149	13	23
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	65	111	161	207	32	58
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	36	130	11	27
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	75	15	24
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	14	28

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	557	744	825	881	953	968	1,032	1,044	1,045	88	449
2. 1998	130	512	928	1,094	1,375	1,395	1,480	1,504	1,505	1,508	17	66
3. 1999	XXX	92	541	806	1,083	1,188	1,204	1,205	1,205	1,205	21	82
4. 2000	XXX	XXX	155	730	1,049	1,226	1,284	1,259	1,270	1,274	30	83
5. 2001	XXX	XXX	XXX	216	875	1,281	1,547	1,575	1,620	1,636	36	88
6. 2002	XXX	XXX	XXX	XXX	(5)	167	315	377	461	462	22	60
7. 2003	XXX	XXX	XXX	XXX	XXX	(4)	9	10	10	10	0	11
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	39	89	117	138	2	35
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	109	138	12	42
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	131	20	22
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	17	20

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	68	83	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	149	161	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	186	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	247	259	721	378
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	945	1,168	132	63
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,273	129	78

SCHEDULE P - PART 3K - FIDELITY/SURETY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(4)	(16)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	15	45	68	94	94	94	94	94	94	3	3
2. 1998			2	4	4	4	4	4	4	4	0	0
3. 1999	XXX											0
4. 2000	XXX	XXX		7	13	13	68	68	68	68	2	0
5. 2001	XXX	XXX	XXX	1	1	4	20	20	20	20	1	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2003	XXX	XXX	XXX	XXX	XXX							0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	3	25	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	27	3	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	175	184	224	231	234	233	234	234	234	7	9
2. 1998			19	19	19	19	19	19	19	19		1
3. 1999	XXX									(21)	0	0
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									0
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	144	30	12	4	0	0				
2. 1998	338	34	77	4	15	4	2			
3. 1999	XXX	889	323	152	95	2	13	1	1	
4. 2000	XXX	XXX	1,165	344	345	133	42	11	30	0
5. 2001	XXX	XXX	XXX	1,752	387	193	138	53	(27)	19
6. 2002	XXX	XXX	XXX	XXX	868	219	172	82	51	72
7. 2003	XXX	XXX	XXX	XXX	XXX	836	415	157	51	14
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,004	890	205	97
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,653	1,210	512
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,600	1,833
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,090

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	2,212	1,522	1,034	646	535	413	424	376	335	317
2. 1998	3,357	1,814	2,028	409	378	226	215	156	135	144
3. 1999	XXX	3,816	2,266	1,048	550	559	340	102	72	74
4. 2000	XXX	XXX	5,390	2,777	785	(76)	(95)	265	199	105
5. 2001	XXX	XXX	XXX	4,426	2,325	1,243	1,182	245	233	94
6. 2002	XXX	XXX	XXX	XXX	5,252	2,138	1,066	786	526	517
7. 2003	XXX	XXX	XXX	XXX	XXX	5,717	2,614	2,235	1,755	1,243
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8,494	4,213	2,575	1,705
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,145	4,902	3,237
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,549	4,743
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,668

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	751	385	255	186	156	263	177	102	113	65
2. 1998	549	379	239	152	74	27	22	19	20	8
3. 1999	XXX	870	572	262	101	85	62	57	41	68
4. 2000	XXX	XXX	1,423	603	241	201	29	46	11	48
5. 2001	XXX	XXX	XXX	1,581	687	341	194	144	63	158
6. 2002	XXX	XXX	XXX	XXX	1,283	793	506	216	141	108
7. 2003	XXX	XXX	XXX	XXX	XXX	1,597	1,296	623	453	332
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,947	2,039	1,397	1,173
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,703	2,374	2,055
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,788	3,064
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,041

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	53	27	24	4	4	4		2	21	14
2. 1998	43	26	32	7	2	1	(0)	0	1	1
3. 1999	XXX	66	70	26	8	12	4	5	4	3
4. 2000	XXX	XXX	108	48	25	12	16	7	22	15
5. 2001	XXX	XXX	XXX	106	60	44	31	8	19	14
6. 2002	XXX	XXX	XXX	XXX	119	78	69	28	31	23
7. 2003	XXX	XXX	XXX	XXX	XXX	148	139	100	51	33
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	196	151	119	81
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	220	177	120
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	241	200
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	187

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	37	5			1	0				
2. 1998	77	27	(4)	2	0	0				
3. 1999	XXX	96	116	21	0	10	0	4	2	
4. 2000	XXX	XXX	298	141	24	18	9	1	(0)	
5. 2001	XXX	XXX	XXX	494	220	21	23	4	0	
6. 2002	XXX	XXX	XXX	XXX	586	245	75	49	22	1
7. 2003	XXX	XXX	XXX	XXX	XXX	656	388	104	34	9
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	789	428	82	8
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	918	621	126
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	985	516
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	818

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	285	206	97	48	22	13	1	3	8	12
2. 1998	583	323	578	128	81	27	10	15	7	25
3. 1999	XXX	766	462	201	105	74	39	45	36	25
4. 2000	XXX	XXX	661	648	344	137	73	79	102	42
5. 2001	XXX	XXX	XXX	740	376	164	129	121	97	33
6. 2002	XXX	XXX	XXX	XXX	450	155	53	78	39	26
7. 2003	XXX	XXX	XXX	XXX	XXX	615	181	61	45	37
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	385	236	105	156
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	368	203	106
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	510	339
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	815

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	521	313	126	32	(23)		3	6		
2. 1998	516	324	172	60	18	11	15	5	4	2
3. 1999	XXX	868	338	130	64	24	0	(0)		
4. 2000	XXX	XXX	838	371	128	96	47	32	12	11
5. 2001	XXX	XXX	XXX	821	241	146	94	55	32	15
6. 2002	XXX	XXX	XXX	XXX	191	99	84	56	25	16
7. 2003	XXX	XXX	XXX	XXX	XXX	22	11			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	110	66	25	30
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	174	67	62
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	183	127
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	156

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	12	5
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	9
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	115		27
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	120	70
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	300

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	11	7
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	29	12	4	2	2	1		0	0	
2. 1998	32	17	6	4	3	0		0	0	
3. 1999	XXX	29	14	5	7	0				
4. 2000	XXX	XXX	19	12	4	1	1	0	0	
5. 2001	XXX	XXX	XXX	13	4	0	1	1	0	0
6. 2002	XXX	XXX	XXX	XXX	11	2	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	9	1	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	15	1	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	9	9
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65	40
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	93

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	43	16	1	9	4					
2. 1998	12	14	3	3	1					
3. 1999	XXX	14	1	12	10					
4. 2000	XXX	XXX	11	5	5	1				
5. 2001	XXX	XXX	XXX	6	4	2				
6. 2002	XXX	XXX	XXX	XXX	1	(1)				
7. 2003	XXX	XXX	XXX	XXX	XXX	0				5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30			16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16		19
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	73
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	99	33	3	0		0				0
2. 1998	121	379	444	468	475	476	479	482	484	485
3. 1999	XXX	197	411	500	539	552	556	556	557	558
4. 2000	XXX	XXX	331	705	828	879	898	908	906	906
5. 2001	XXX	XXX	XXX	271	447	495	515	522	522	524
6. 2002	XXX	XXX	XXX	XXX	88	118	132	141	143	145
7. 2003	XXX	XXX	XXX	XXX	XXX	176	258	171	174	176
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	217	348	367	375
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	441	467
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	260	438
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	255

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	39	24	1	0	0				0	
2. 1998	322	116	30	17	8	8	5	5	1	1
3. 1999	XXX	220	120	52	25	8	3	4	2	1
4. 2000	XXX	XXX	414	185	85	37	17	4	3	2
5. 2001	XXX	XXX	XXX	298	103	46	21	10	6	2
6. 2002	XXX	XXX	XXX	XXX	58	23	10	6	5	3
7. 2003	XXX	XXX	XXX	XXX	XXX	79	24	8	4	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	113	27	13	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	183	39	20
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	171	32
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	182

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	32	31	(18)		(0)					
2. 1998	569	845	846	859	863	865	865	867	867	867
3. 1999	XXX	677	1,018	1,144	1,159	1,162	1,166	1,168	1,168	1,168
4. 2000	XXX	XXX	1,198	1,753	1,811	1,830	1,840	1,846	1,846	1,846
5. 2001	XXX	XXX	XXX	840	981	1,001	1,008	1,010	1,010	1,010
6. 2002	XXX	XXX	XXX	XXX	218	231	236	243	244	244
7. 2003	XXX	XXX	XXX	XXX	XXX	273	309	207	208	208
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	354	413	419	420
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	464	534	542
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	480	552
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	524

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	711	105	38	17	5	6	2	2	1	2
2. 1998	935	1,790	1,868	1,887	1,900	1,909	1,914	1,920	1,922	1,923
3. 1999	XXX	986	1,895	2,015	2,046	2,071	2,081	2,085	2,090	2,093
4. 2000	XXX	XXX	1,168	2,374	2,536	2,597	2,633	2,649	2,664	2,672
5. 2001	XXX	XXX	XXX	1,687	2,620	2,749	2,801	2,829	2,844	2,855
6. 2002	XXX	XXX	XXX	XXX	866	1,388	1,469	1,502	1,519	1,529
7. 2003	XXX	XXX	XXX	XXX	XXX	688	1,274	1,347	1,383	1,404
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	697	1,269	1,337	1,376
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	605	1,112	1,179
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	554	1,024
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	496

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	169	82	42	27	22	16	12	10	9	7
2. 1998	780	178	81	44	31	22	16	10	8	7
3. 1999	XXX	886	209	100	61	37	25	20	16	12
4. 2000	XXX	XXX	1,203	305	166	102	62	45	31	22
5. 2001	XXX	XXX	XXX	963	257	131	79	51	39	28
6. 2002	XXX	XXX	XXX	XXX	575	154	78	44	27	17
7. 2003	XXX	XXX	XXX	XXX	XXX	621	146	78	44	22
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	594	151	75	37
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	567	125	59
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	537	111
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	502

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	257	21	25		1	2	0			
2. 1998	2,032	2,502	2,530	2,511	2,514	2,515	2,516	2,517	2,518	2,519
3. 1999	XXX	2,202	2,617	2,640	2,646	2,653	2,654	2,656	2,656	2,656
4. 2000	XXX	XXX	2,831	3,320	3,351	3,357	3,364	3,366	3,369	3,370
5. 2001	XXX	XXX	XXX	3,415	3,755	3,772	3,780	3,784	3,786	3,791
6. 2002	XXX	XXX	XXX	XXX	1,707	1,893	1,903	1,906	1,909	1,910
7. 2003	XXX	XXX	XXX	XXX	XXX	1,565	1,760	1,772	1,778	1,781
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,561	1,765	1,780	1,788
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,399	1,530	1,542
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,355	1,481
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,251

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	110	23	25	7	11	10	13	12	7	6
2. 1998	287	395	415	435	438	440	442	446	447	449
3. 1999	XXX	392	592	632	647	658	664	670	671	674
4. 2000	XXX	XXX	460	737	770	785	795	800	803	804
5. 2001	XXX	XXX	XXX	489	654	683	698	710	716	718
6. 2002	XXX	XXX	XXX	XXX	294	384	399	408	413	415
7. 2003	XXX	XXX	XXX	XXX	XXX	214	287	298	303	305
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	189	281	294	305
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	179	250	267
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	177	247
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	142

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	86	63	45	41	34	41	37	22	18	10
2. 1998	138	58	32	16	14	10	15	11	7	7
3. 1999	XXX	177	74	39	26	18	19	15	11	14
4. 2000	XXX	XXX	247	62	33	22	12	7	3	3
5. 2001	XXX	XXX	XXX	170	60	38	25	15	9	6
6. 2002	XXX	XXX	XXX	XXX	104	31	20	11	6	3
7. 2003	XXX	XXX	XXX	XXX	XXX	82	30	20	13	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	127	55	52	50
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	112	67	74
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	113	82
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	118	18	49	2	16	17	8	6	5	
2. 1998	569	683	715	730	746	754	769	783	791	798
3. 1999	XXX	731	967	996	1,016	1,030	1,049	1,065	1,078	1,094
4. 2000	XXX	XXX	918	1,142	1,171	1,180	1,185	1,192	1,193	1,194
5. 2001	XXX	XXX	XXX	849	984	1,006	1,015	1,024	1,026	1,026
6. 2002	XXX	XXX	XXX	XXX	522	580	589	594	596	599
7. 2003	XXX	XXX	XXX	XXX	XXX	394	455	464	468	473
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	415	497	524	548
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	372	459	500
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	383	471
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	334

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	1	1	0	0				
2. 1998			0	0	0	0	0	0	0	0
3. 1999	XXX			0	0	1	1	1	1	1
4. 2000	XXX	XXX			0	0	2	2	2	2
5. 2001	XXX	XXX	XXX				0	1	1	1
6. 2002	XXX	XXX	XXX	XXX				0	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX			0	1	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	9	7	4	1	1	0	0	0	0	
2. 1998	0	2	3	1	0	0				
3. 1999	XXX	1	2	0	1	0				0
4. 2000	XXX	XXX	0	1	3	3	0	0	0	0
5. 2001	XXX	XXX	XXX	1	2	2	1	0		
6. 2002	XXX	XXX	XXX	XXX	0	1	2	2	1	
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	3	2	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	6	4	1						0	
2. 1998	1	4	7	7	7	7	7	7	7	7
3. 1999	XXX	1	3	4	5	5	5	6	6	6
4. 2000	XXX	XXX	0	2	5	6	6	7	7	7
5. 2001	XXX	XXX	XXX	1	2	4	6	6	6	6
6. 2002	XXX	XXX	XXX	XXX	1	2	3	4	4	4
7. 2003	XXX	XXX	XXX	XXX	XXX	0	2	5	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		2	4	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	3	1	0			0			
2. 1998		0	3	4	4	4	4	4	4	4
3. 1999	XXX		1	2	4	5	6	6	6	6
4. 2000	XXX	XXX		1	3	5	6	6	6	6
5. 2001	XXX	XXX	XXX	0	0	3	5	6	6	6
6. 2002	XXX	XXX	XXX	XXX	0	1	4	6	7	7
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	4	7	8
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	3	6
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	8	3	1	0	0	0				
2. 1998	14	8	3	0	0	0				
3. 1999	XXX	19	9	4	2	1	0	0	0	
4. 2000	XXX	XXX	18	8	5	1	0			
5. 2001	XXX	XXX	XXX	18	12	6	1	0		
6. 2002	XXX	XXX	XXX	XXX	21	13	4	1	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	23	11	6	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	19	9	4	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	5	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	0								
2. 1998	16	19	19	19	19	19	19	19	19	19
3. 1999	XXX	22	24	24	24	24	24	24	24	24
4. 2000	XXX	XXX	22	23	23	23	23	23	23	23
5. 2001	XXX	XXX	XXX	22	24	24	24	24	24	24
6. 2002	XXX	XXX	XXX	XXX	25	29	31	31	31	31
7. 2003	XXX	XXX	XXX	XXX	XXX	29	34	34	35	35
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	26	27	28	28
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	16	16
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	15
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	26	24	8	6	2	2	0			0
2. 1998	4	15	24	28	30	33	34	34	35	35
3. 1999	XXX	19	38	47	57	65	69	72	73	73
4. 2000	XXX	XXX	14	29	38	45	50	53	54	55
5. 2001	XXX	XXX	XXX	16	25	33	37	40	41	42
6. 2002	XXX	XXX	XXX	XXX	6	9	11	11	12	12
7. 2003	XXX	XXX	XXX	XXX	XXX	4	10	11	13	13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2	27	31	32
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	9	11
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	15
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	133	66	27	14	9	5	2	0	1	1
2. 1998	48	70	25	10	7	4	2	1	0	0
3. 1999	XXX	71	56	31	24	14	9	5	1	0
4. 2000	XXX	XXX	56	33	24	16	7	5	3	1
5. 2001	XXX	XXX	XXX	26	25	16	8	4	2	1
6. 2002	XXX	XXX	XXX	XXX	20	10	4	2	2	1
7. 2003	XXX	XXX	XXX	XXX	XXX	6	3	2	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14	9	8	6
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	6	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	59	20	(10)	(3)	0			0		
2. 1998	66	138	128	129	130	131	131	132	132	132
3. 1999	XXX	115	152	169	179	180	180	180	180	180
4. 2000	XXX	XXX	88	131	143	149	150	151	151	152
5. 2001	XXX	XXX	XXX	69	105	113	117	118	119	119
6. 2002	XXX	XXX	XXX	XXX	40	48	53	55	55	56
7. 2003	XXX	XXX	XXX	XXX	XXX	15	32	35	37	38
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	45	87	92	95
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	40	44
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	47
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	62

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	7	21	6	2	1	0	1	0	0	
2. 1998	1	5	11	12	14	15	16	16	17	17
3. 1999	XXX	2	9	14	17	18	21	21	21	21
4. 2000	XXX	XXX	2	11	21	26	29	29	29	30
5. 2001	XXX	XXX	XXX	1	12	26	34	35	35	36
6. 2002	XXX	XXX	XXX	XXX	2	11	19	20	22	22
7. 2003	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	1	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	10	12
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	20
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	142	45	10	4	3	2	1	1	0	0
2. 1998	55	37	14	9	6	2	1	1	0	0
3. 1999	XXX	62	36	13	6	3				
4. 2000	XXX	XXX	79	40	17	6	2	2	1	0
5. 2001	XXX	XXX	XXX	89	43	19	6	4	2	1
6. 2002	XXX	XXX	XXX	XXX	46	20	6	4	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	1	2			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12	2	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18	5	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	50	(19)	(22)	(0)		0	0			
2. 1998	65	83	83	83	83	83	83	83	83	83
3. 1999	XXX	80	101	102	102	103	103	103	103	103
4. 2000	XXX	XXX	103	113	113	113	114	114	114	114
5. 2001	XXX	XXX	XXX	108	120	124	125	125	125	125
6. 2002	XXX	XXX	XXX	XXX	73	82	83	83	83	83
7. 2003	XXX	XXX	XXX	XXX	XXX	2	10	12	12	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	31	37	37	37
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52	55	55
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42	44
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	48

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	0	1		1	0					
2. 1998					0	0	0	0	0	0
3. 1999	XXX									
4. 2000	XXX	XXX	1	1	1	1	2	2	2	2
5. 2001	XXX	XXX	XXX	0	0	0	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	2	2	2	1	0					
2. 1998		0	0	0			0			
3. 1999	XXX		0							
4. 2000	XXX	XXX	0	0		0				
5. 2001	XXX	XXX	XXX			0				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1	1	0							
2. 1998		0	0	0	0	0	1	0	0	0
3. 1999	XXX		0	0	0	0	0	0	0	0
4. 2000	XXX	XXX	1	2	2	2	2	2	2	2
5. 2001	XXX	XXX	XXX	0	0	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX		0	0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	0	0		0					
2. 1998										
3. 1999	XXX								0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	1	0	0						
2. 1998		0	0	0	0					
3. 1999	XXX	0	0	0	0	0	0	0		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	(1)		(0)						
2. 1998		1	1	1	1	1	1	1	1	1
3. 1999	XXX	0	1	1	1	1	1	1	1	1
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(1)	2	(2)								
2. 1998	2,783	2,836	2,793	2,778	2,771	2,770	2,770	2,770	2,770	2,770	
3. 1999	XXX	4,975	5,276	5,160	5,174	5,180	5,178	5,178	5,178	5,178	
4. 2000	XXX	XXX	9,123	9,006	8,950	8,920	8,921	8,921	8,921	8,921	
5. 2001	XXX	XXX	XXX	9,172	8,863	8,808	8,807	8,808	8,808	8,808	
6. 2002	XXX	XXX	XXX	XXX	4,921	4,905	4,901	4,901	4,901	4,901	
7. 2003	XXX	XXX	XXX	XXX	XXX	2,651	2,659	2,683	2,683	2,683	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12,705	12,781	12,781	12,781	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,351	12,996	12,995	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,147	12,818	671
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,912	12,912
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,582
13. Earned Prems.(P-Pt 1)	2,782	5,031	9,378	8,926	4,562	3,694	8,405	12,452	12,792	13,582	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior		2	(2)								
2. 1998	1,646	1,681	1,646	1,637	1,634	1,633	1,633	1,633	1,633	1,633	
3. 1999	XXX	3,113	3,350	3,280	3,286	3,289	3,288	3,288	3,288	3,288	
4. 2000	XXX	XXX	7,039	6,976	6,952	6,941	6,941	6,941	6,941	6,941	
5. 2001	XXX	XXX	XXX	3,011	2,925	2,912	2,912	2,912	2,912	2,912	
6. 2002	XXX	XXX	XXX	XXX	807	804	804	804	804	804	
7. 2003	XXX	XXX	XXX	XXX	XXX	186	186	194	194	194	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,267	6,271	6,271	6,271	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,459	2,522	2,522	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,874	1,964	90
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,729	1,729
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,819
13. Earned Prems.(P-Pt 1)	1,646	3,151	7,239	2,868	702	847	1,964	2,470	1,937	1,819	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	477	160	11	(7)	(1)	(2)			6	8	8
2. 1998	18,590	19,862	19,908	19,905	19,892	19,884	19,885	19,885	19,885	19,885	
3. 1999	XXX	19,229	20,360	20,670	20,578	20,545	20,547	20,546	20,555	20,577	22
4. 2000	XXX	XXX	28,100	31,501	31,619	31,525	31,480	31,467	31,487	31,503	16
5. 2001	XXX	XXX	XXX	28,198	30,286	30,269	30,240	30,233	30,279	30,317	38
6. 2002	XXX	XXX	XXX	XXX	22,386	23,326	23,311	23,312	23,319	23,333	14
7. 2003	XXX	XXX	XXX	XXX	XXX	27,516	29,385	29,357	29,342	29,339	(4)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	32,237	34,268	34,222	34,216	(6)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28,352	30,535	30,528	(8)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24,833	27,247	2,414
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23,099	23,099
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25,594
13. Earned Prems.(P-Pt 1)	19,067	20,662	26,793	30,815	23,803	27,089	31,551	30,333	27,045	25,594	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	119	94	17	(2)	(1)				0	1	1
2. 1998	6,755	7,376	7,401	7,437	7,420	7,416	7,416	7,416	7,416	7,416	
3. 1999	XXX	7,026	7,399	7,594	7,551	7,530	7,528	7,528	7,529	7,531	3
4. 2000	XXX	XXX	13,489	15,413	15,443	15,410	15,400	15,394	15,394	15,396	2
5. 2001	XXX	XXX	XXX	16,402	17,494	17,491	17,490	17,487	17,487	17,492	5
6. 2002	XXX	XXX	XXX	XXX	6,982	7,237	7,250	7,251	7,252	7,254	2
7. 2003	XXX	XXX	XXX	XXX	XXX	8,506	9,045	9,050	9,049	9,048	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8,128	8,358	8,351	8,350	(1)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,833	4,207	4,206	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,899	3,191	292
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,795	2,795
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,097
13. Earned Prems.(P-Pt 1)	6,873	7,742	10,790	17,141	6,758	7,486	8,197	4,060	3,266	3,097	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	86	(2)	(1)		2						
2. 1998	5,936	6,078	6,074	6,078	6,080	6,079	6,079	6,079	6,079	6,079	
3. 1999	XXX	7,501	7,818	7,807	7,810	7,808	7,808	7,808	7,808	7,808	
4. 2000	XXX	XXX	9,150	9,373	9,386	9,385	9,385	9,382	9,382	9,382	0
5. 2001	XXX	XXX	XXX	9,483	9,498	9,505	9,496	9,496	9,496	9,496	0
6. 2002	XXX	XXX	XXX	XXX	7,757	7,847	7,796	7,795	7,794	7,793	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	8,228	8,324	8,333	8,327	8,327	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14,232	14,362	14,337	14,339	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,358	18,270	18,259	(11)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,213	20,191	978
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,127	20,127
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21,096
13. Earned Prems.(P-Pt 1)	6,023	7,640	8,805	9,406	7,628	8,300	14,268	17,492	20,093	21,096	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	59	0	(1)		2						
2. 1998	3,567	3,613	3,609	3,612	3,615	3,614	3,614	3,614	3,614	3,614	
3. 1999	XXX	4,163	4,335	4,336	4,341	4,339	4,339	4,339	4,339	4,339	
4. 2000	XXX	XXX	5,212	5,258	5,281	5,280	5,280	5,279	5,279	5,279	
5. 2001	XXX	XXX	XXX	3,708	3,705	3,710	3,708	3,709	3,709	3,709	0
6. 2002	XXX	XXX	XXX	XXX	2,600	2,631	2,623	2,622	2,622	2,622	
7. 2003	XXX	XXX	XXX	XXX	XXX	2,554	2,585	2,588	2,587	2,587	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,629	4,672	4,669	4,669	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,385	5,629	5,627	(3)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,964	6,217	253
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,214	5,214
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,466
13. Earned Prems.(P-Pt 1)	3,626	4,209	4,721	3,466	2,466	2,564	4,651	5,430	6,203	5,466	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	140	(1)	(0)	5	0	(0)					
2. 1998	2,428	2,476	2,475	2,478	2,481	2,481	2,481	2,481	2,479	2,479	
3. 1999	XXX	3,221	3,368	3,377	3,390	3,390	3,391	3,391	3,391	3,391	
4. 2000	XXX	XXX	3,427	3,576	3,575	3,571	3,576	3,576	3,576	3,576	
5. 2001	XXX	XXX	XXX	3,058	3,102	3,104	3,112	3,113	3,113	3,113	
6. 2002	XXX	XXX	XXX	XXX	1,790	1,759	1,767	1,766	1,766	1,766	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,847	1,870	1,873	1,873	1,873	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,301	2,346	2,328	2,328	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,616	2,832	2,816	(16)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,667	2,943	277
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,166	4,166
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,427
13. Earned Prems.(P-Pt 1)	2,568	3,268	3,574	3,214	1,839	1,776	2,237	2,663	2,861	4,427	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	24	0		4							
2. 1998	266	289	286	288	289	289	289	289	289	289	
3. 1999	XXX	1,170	1,258	1,260	1,262	1,262	1,263	1,263	1,263	1,263	
4. 2000	XXX	XXX	1,607	1,649	1,649	1,648	1,651	1,651	1,651	1,651	
5. 2001	XXX	XXX	XXX	1,323	1,337	1,336	1,341	1,344	1,344	1,344	
6. 2002	XXX	XXX	XXX	XXX	1,158	1,147	1,151	1,149	1,149	1,149	
7. 2003	XXX	XXX	XXX	XXX	XXX	909	920	925	925	925	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,547	1,657	1,645	1,645	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,497	1,588	1,581	(6)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,291	1,403	112
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,688	1,688
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,794
13. Earned Prems.(P-Pt 1)	289	1,193	1,692	1,181	1,040	951	1,125	1,613	1,369	1,794	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(3)	0	0	(0)							
2. 1998	2,791	2,702	2,700	2,699	2,700	2,700	2,700	2,700	2,700	2,700	
3. 1999	XXX	3,268	3,204	3,203	3,204	3,204	3,204	3,204	3,204	3,204	
4. 2000	XXX	XXX	3,486	3,521	3,533	3,516	3,516	3,516	3,516	3,516	
5. 2001	XXX	XXX	XXX	3,650	3,683	3,671	3,671	3,671	3,671	3,671	
6. 2002	XXX	XXX	XXX	XXX	1,703	1,670	1,670	1,671	1,671	1,671	
7. 2003	XXX	XXX	XXX	XXX	XXX	218	221	222	222	222	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	634	638	638	638	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	857	897	897	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	889	935	47
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	985	985
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,031
13. Earned Prems.(P-Pt 1)	2,788	3,179	3,420	3,684	1,751	154	638	861	929	1,031	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	7		(0)	(0)							
2. 1998	418	383	376	375	375	375	375	375	375	375	
3. 1999	XXX	537	472	471	473	473	473	473	473	473	
4. 2000	XXX	XXX	854	849	861	845	845	845	845	845	
5. 2001	XXX	XXX	XXX	1,714	1,761	1,752	1,752	1,752	1,752	1,752	
6. 2002	XXX	XXX	XXX	XXX	985	949	949	949	949	949	
7. 2003	XXX	XXX	XXX	XXX	XXX	72	73	73	73	73	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	340	341	341	341	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	135	142	142	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118	129	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	228	228
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	239
13. Earned Prems.(P-Pt 1)	425	502	793	1,098	621	9	341	135	126	239	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

NONE

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

NONE

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	640	640	640	640	640	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	922	922	922	922	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					0						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(731)	(586)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	8	(2)		2							
2. 1998	192	184	180	182	182	182	182	182	182	182	
3. 1999	XXX	167	125	123	123	123	123	123	123	123	
4. 2000	XXX	XXX	147	129	128	128	128	128	128	128	
5. 2001	XXX	XXX	XXX	110	104	98	98	99	99	99	
6. 2002	XXX	XXX	XXX	XXX	60	53	52	53	53	53	
7. 2003	XXX	XXX	XXX	XXX	XXX	75	77	77	77	77	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	59	60	60	60	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	98	104	107	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	206	218	12
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	267	267
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	281
13. Earned Prems.(P-Pt 1)	200	156	101	92	53	63	60	100	213	281	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	11	(2)		2							
2. 1998	93	88	87	88	88	88	88	88	88	88	
3. 1999	XXX	65	53	53	53	53	53	53	53	53	
4. 2000	XXX	XXX	38	35	34	34	34	34	34	34	
5. 2001	XXX	XXX	XXX	39	38	37	37	39	39	39	
6. 2002	XXX	XXX	XXX	XXX	19	18	18	20	20	20	
7. 2003	XXX	XXX	XXX	XXX	XXX	14	14	15	15	15	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	11	11	11	11	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	22	22	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	56	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55	55
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58
13. Earned Prems.(P-Pt 1)	104	58	25	39	18	12	11	25	54	58	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(6)	(1)	1								
2. 1998	110	84	84	84	84	84	84	84	84	84	
3. 1999	XXX	122	112	112	112	112	112	112	112	112	
4. 2000	XXX	XXX	74	71	70	70	(176)	(176)	(176)	(176)	
5. 2001	XXX	XXX	XXX	47	26	26	(304)	(304)	(304)	(304)	
6. 2002	XXX	XXX	XXX	XXX	14	14	5	5	5	5	
7. 2003	XXX	XXX	XXX	XXX	XXX	112	100	100	100	100	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	711	711	711	711	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73	73	73	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116	116	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114	114
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114
13. Earned Prems.(P-Pt 1)	105	95	64	44	(9)	112	114	73	116	114	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(2)	(1)	1								
2. 1998	84	64	64	64	64	64	64	64	64	64	
3. 1999	XXX	49	44	44	44	44	44	44	44	44	
4. 2000	XXX	XXX	37	35	34	34	14	14	14	14	
5. 2001	XXX	XXX	XXX	30	17	17	0	0	0	0	
6. 2002	XXX	XXX	XXX	XXX	6	6	6	6	6	6	
7. 2003	XXX	XXX	XXX	XXX	XXX	20	19	19	19	19	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	37	37	37	37	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	44	44	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35	35	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42	42
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42
13. Earned Prems.(P-Pt 1)	82	28	32	29	(8)	20	(1)	44	35	42	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	99,660		
1.12 Totals	99,660	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
5.1 Fidelity
5.2 Surety $18

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method.
Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.
2) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002.
The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.
3) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business. Effective 6/1/2005 the retention increased to $500,000.
4) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.
5) The medical malpractice excess reinsurance retention before 4/1/2004 was $200,000. Effective 4/1/2004, this retention increased to $300,000.
6) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.
7) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Savers Property and Casualty Insurance Company. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.
8) Effective 1/1/2005, Savers Property and Casualty Insurance Company began an intercompany pooling arrangement with Star Insurance Company (NAIC #18023), Williamsburg National Insurance Company (NAIC #25780) and Ameritrust Insurance Corporation (NAIC #10665).
The respective percentages as of January 1, 2006 are: 22.0%, 56.6%, 11.4% and 10.0%. All lines of business are included in this arrangement except accident and health.
9) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities for PICL. Star assumed liabilities of $1.1 million from PICL, which are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

Exhibit 28.3 Williamsburg National Insurance Company's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	135	25	33	80	8		7	70	XXX
2. 1998	21,042	9,645	11,398	12,939	7,122	3,195	1,825	937	70	63	8,053	XXX
3. 1999	24,533	11,491	13,042	17,930	10,179	3,751	1,796	1,284	118	115	10,872	XXX
4. 2000	31,244	16,101	15,143	23,199	14,145	4,315	2,247	1,662	255	216	12,530	XXX
5. 2001	33,538	15,924	17,613	20,374	10,743	3,636	1,491	1,465	330	378	12,911	XXX
6. 2002	23,852	7,740	16,112	13,234	5,562	2,410	864	969	68	592	10,119	XXX
7. 2003	24,203	7,125	17,078	10,743	2,962	1,941	305	1,029	62	124	10,384	XXX
8. 2004	32,930	8,479	24,451	12,512	3,967	2,031	243	1,244	32	96	11,595	XXX
9. 2005	37,110	8,614	28,495	11,352	2,670	1,436	121	1,265	13	92	11,248	XXX
10. 2006	37,311	8,250	29,061	8,232	1,821	958	45	1,270	1	67	8,593	XXX
11. 2007	38,429	7,855	30,574	4,199	739	541	8	950	0	44	4,942	XXX
12. Totals	XXX	XXX	XXX	134,850	59,936	24,297	9,026	12,082	948	1,794	101,319	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	651	399	348	174	50	20	87	47	24	3	22	519	XXX
2. 1998	701	515	370	294	49	37	102	85	31	7	8	315	XXX
3. 1999	811	647	570	505	73	102	161	139	54	11	11	265	XXX
4. 2000	1,412	1,188	736	648	70	53	149	123	79	1	14	434	XXX
5. 2001	1,576	1,287	840	713	114	77	186	140	84	1	18	583	XXX
6. 2002	759	447	1,043	724	74	33	268	191	56	(1)	11	805	XXX
7. 2003	1,143	300	1,312	616	102	17	302	129	80	0	19	1,876	XXX
8. 2004	2,494	1,094	2,466	1,138	188	38	682	314	111	0	47	3,356	XXX
9. 2005	3,896	1,132	3,886	1,299	314	43	1,034	370	186	0	72	6,472	XXX
10. 2006	4,299	963	6,367	1,881	318	38	1,771	549	329		97	9,652	XXX
11. 2007	4,298	593	10,625	2,708	359	29	2,848	790	555		146	14,564	XXX
12. Totals	22,041	8,565	28,563	10,701	1,712	488	7,590	2,878	1,589	21	465	38,841	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	427	92
2. 1998	18,323	9,956	8,367	87.1	103.2	73.4			11.40	261	54
3. 1999	24,635	13,497	11,138	100.4	117.5	85.4			11.40	229	36
4. 2000	31,624	18,660	12,964	101.2	115.9	85.6			11.40	312	122
5. 2001	28,275	14,782	13,493	84.3	92.8	76.6			11.40	416	166
6. 2002	18,813	7,889	10,924	78.9	101.9	67.8			11.40	630	175
7. 2003	16,652	4,392	12,260	68.8	61.6	71.8			11.40	1,539	337
8. 2004	21,778	6,826	14,951	66.1	80.5	61.1			11.40	2,728	629
9. 2005	23,368	5,648	17,720	63.0	65.6	62.2			11.40	5,351	1,120
10. 2006	23,544	5,299	18,245	63.1	64.2	62.8			11.40	7,822	1,830
11. 2007	24,375	4,868	19,507	63.4	62.0	63.8			11.40	11,622	2,942
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	31,337	7,503

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	DEVELOPMENT 11 One Year	12 Two Year
1. Prior	4,598	6,674	6,580	6,573	6,658	6,923	7,073	7,119	7,210	7,199	(11)	80
2. 1998	6,095	6,850	7,824	7,121	7,259	7,258	7,366	7,458	7,521	7,477	(44)	19
3. 1999	XXX	7,846	8,873	9,147	9,806	10,031	9,903	9,898	9,916	9,929	13	31
4. 2000	XXX	XXX	10,497	11,778	11,146	10,985	10,907	11,356	11,530	11,478	(52)	122
5. 2001	XXX	XXX	XXX	11,626	12,136	12,445	12,651	12,418	12,311	12,275	(36)	(142)
6. 2002	XXX	XXX	XXX	XXX	10,030	9,805	9,887	10,041	9,965	9,965	(0)	(75)
7. 2003	XXX	XXX	XXX	XXX	XXX	10,623	10,765	11,218	11,330	11,213	(117)	(5)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14,651	14,102	13,396	13,629	233	(473)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,608	16,740	16,283	(458)	(325)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,922	16,647	(275)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,002	XXX	XXX
										12. Totals	(746)	(769)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	2,039	4,282	5,084	5,412	5,895	6,134	6,441	6,639	6,702	XXX	XXX
2. 1998	1,587	3,546	5,089	5,889	6,447	6,773	6,915	7,104	7,187	7,186	XXX	XXX
3. 1999	XXX	1,846	4,491	6,484	8,169	9,065	9,361	9,595	9,662	9,707	XXX	XXX
4. 2000	XXX	XXX	2,621	6,046	7,938	9,401	10,131	10,550	10,938	11,123	XXX	XXX
5. 2001	XXX	XXX	XXX	2,970	6,671	9,165	10,514	11,257	11,657	11,776	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	2,689	5,383	7,265	8,412	8,955	9,218	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	2,720	5,583	7,476	8,701	9,416	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,292	6,615	8,716	10,384	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,699	7,649	9,997	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,139	7,324	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,993	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1,545	1,335	852	499	384	377	335	265	253	215
2. 1998	2,884	1,539	1,623	399	297	153	137	101	87	93
3. 1999	XXX	3,903	2,156	966	490	397	238	110	80	87
4. 2000	XXX	XXX	5,194	2,565	976	243	67	229	195	114
5. 2001	XXX	XXX	XXX	5,229	2,269	1,116	928	327	217	173
6. 2002	XXX	XXX	XXX	XXX	1,751	1,948	1,054	672	433	395
7. 2003	XXX	XXX	XXX	XXX	XXX	5,047	2,623	1,703	1,239	868
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,819	4,167	2,336	1,695
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,484	4,959	3,250
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,880	5,708
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,975

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	1,442	853	589	1,897	1,546	388	375	99	22	1	442	449
3. 1999	2,607	1,633	974	2,688	1,951	458	334	156	52	2	966	605
4. 2000	4,860	3,751	1,109	5,262	3,981	834	673	243	88	6	1,597	957
5. 2001	4,625	1,486	3,139	4,131	1,729	622	273	175	54	132	2,871	523
6. 2002	2,364	364	2,000	1,597	393	163	53	109	65	22	1,359	126
7. 2003	1,914	439	1,475	802	154	220	60	106	3	0	911	108
8. 2004	4,355	1,018	3,338	2,047	588	324	54	134	1	1	1,862	218
9. 2005	6,453	1,280	5,173	2,310	462	217	35	152		1	2,181	281
10. 2006	6,628	1,004	5,625	1,107	59	69	2	180	0	3	1,294	286
11. 2007	7,038	942	6,095	600	0	22		148	0	1	769	272
12. Totals	XXX	XXX	XXX	22,440	10,863	3,316	1,860	1,503	285	171	14,251	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998	3	3	(0)	(0)	0	0	(0)	(0)	0	0		0	0
3. 1999	1	1	0	0	1	1	0	0	0	0		0	0
4. 2000	28	22	0	0	5	4	0	0	1	0	0	8	1
5. 2001	124	75	55	47	9	4	11	9	1		1	65	1
6. 2002	17	0	41	10	1		8	2	1		0	56	1
7. 2003	127	71	29	23	13	2	6	5	6		1	80	1
8. 2004	116	21	158	117	15	0	32	23	1		2	161	2
9. 2005	976	355	471	250	72	14	94	50	12		12	957	10
10. 2006	1,304	343	1,235	443	48	8	246	88	70		20	2,020	17
11. 2007	1,340	280	2,252	485	59	9	449	97	120		29	3,348	94
12. Totals	4,035	1,172	4,241	1,375	223	42	846	274	212	1	66	6,694	128

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	2,387	1,945	442	165.6	228.1	75.0			11.40	0	0
3. 1999	3,304	2,338	966	126.8	143.2	99.2			11.40	0	0
4. 2000	6,373	4,768	1,605	131.1	127.1	144.8			11.40	5	2
5. 2001	5,129	2,193	2,935	110.9	147.6	93.5			11.40	57	7
6. 2002	1,938	523	1,415	82.0	143.9	70.7			11.40	47	9
7. 2003	1,309	318	990	68.4	72.5	67.1			11.40	62	18
8. 2004	2,826	804	2,022	64.9	79.0	60.6			11.40	136	24
9. 2005	4,303	1,165	3,138	66.7	91.1	60.7			11.40	842	115
10. 2006	4,259	944	3,314	64.2	94.1	58.9			11.40	1,753	267
11. 2007	4,989	871	4,117	70.9	92.5	67.5			11.40	2,826	522
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	5,730	965

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments - Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	111	81	4	8	1			28	XXX
2. 1998	9,880	3,562	6,318	5,374	1,922	741	220	532	24	12	4,480	1,305
3. 1999	10,706	4,012	6,695	7,179	3,074	1,005	443	652	41	21	5,277	1,376
4. 2000	13,883	5,591	8,292	10,977	6,463	1,367	691	915	110	61	5,995	1,746
5. 2001	15,968	8,882	7,085	8,674	5,497	1,050	587	786	213	100	4,213	1,964
6. 2002	12,335	3,502	8,833	6,188	2,007	870	156	508	(47)	63	5,449	990
7. 2003	14,037	3,879	10,158	6,539	1,615	1,005	111	577	0	57	6,395	923
8. 2004	16,349	3,211	13,138	5,550	771	1,004	61	671		28	6,394	926
9. 2005	15,718	2,104	13,614	4,709	429	753	23	568		14	5,577	799
10. 2006	14,014	1,692	12,322	3,333	292	521	17	612		7	4,257	768
11. 2007	13,262	1,605	11,657	1,430	159	439	5	445		0	2,150	648
12. Totals	XXX	XXX	XXX	60,064	22,309	8,359	2,323	6,267	342	364	50,216	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	625	384	249	110	16	10	45	20	18		5	429	4
2. 1998	615	454	225	161	23	13	40	29	21		5	267	3
3. 1999	675	543	337	304	35	33	60	54	39		6	210	6
4. 2000	1,321	1,156	665	618	49	47	118	111	73		13	294	12
5. 2001	1,267	1,122	633	592	54	54	113	106	71		12	265	15
6. 2002	663	419	607	380	38	20	109	68	44		8	574	9
7. 2003	791	161	1,017	470	45	9	182	84	54		12	1,364	12
8. 2004	1,232	651	1,328	579	71	24	238	103	58		17	1,570	19
9. 2005	1,715	466	1,874	451	118	19	335	81	98		23	3,124	30
10. 2006	1,758	154	2,645	560	159	14	473	100	143		29	4,349	57
11. 2007	2,370	277	4,021	651	201	17	719	116	252		41	6,503	260
12. Totals	13,032	5,787	13,602	4,878	809	261	2,432	872	872	0	172	18,948	427

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	380	49
2. 1998	7,571	2,824	4,747	76.6	79.3	75.1			11.40	225	42
3. 1999	9,981	4,494	5,487	93.2	112.0	82.0			11.40	164	46
4. 2000	15,486	9,196	6,289	111.5	164.5	75.8			11.40	212	82
5. 2001	12,648	8,171	4,477	79.2	92.0	63.2			11.40	186	79
6. 2002	9,027	3,004	6,023	73.2	85.8	68.2			11.40	471	103
7. 2003	10,210	2,451	7,759	72.7	63.2	76.4			11.40	1,176	188
8. 2004	10,152	2,189	7,964	62.1	68.2	60.6			11.40	1,330	239
9. 2005	10,170	1,469	8,701	64.7	69.8	63.9			11.40	2,672	452
10. 2006	9,744	1,138	8,607	69.5	67.2	69.8			11.40	3,689	660
11. 2007	9,878	1,225	8,653	74.5	76.3	74.2			11.40	5,464	1,039
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	15,969	2,979

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	9	(40)	29	45	6		0	39	XXX
2. 1998	3,121	1,879	1,242	2,384	1,556	798	613	149	21	16	1,140	413
3. 1999	3,959	2,181	1,778	4,070	2,685	979	603	231	24	56	1,968	567
4. 2000	4,563	2,446	2,116	3,309	1,859	743	421	243	42	99	1,972	619
5. 2001	4,874	1,796	3,078	3,916	1,665	699	131	239	24	58	3,033	532
6. 2002	3,953	1,278	2,675	2,448	1,059	401	87	190	16	35	1,876	310
7. 2003	4,301	1,329	2,972	1,709	236	355	38	174	14	42	1,951	245
8. 2004	7,393	2,410	4,983	3,154	1,504	441	74	263	3	27	2,275	284
9. 2005	9,064	2,814	6,251	2,667	985	272	41	290	(0)	18	2,204	259
10. 2006	10,412	3,214	7,198	2,379	861	132	20	269	(0)	17	1,948	244
11. 2007	10,932	2,832	8,100	921	99	49	2	185		11	1,053	173
12. Totals	XXX	XXX	XXX	26,963	12,470	4,949	2,075	2,240	144	378	19,461	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	16	11	68	44	23	6	29	19	4	2	1	57	5
2. 1998	24	23	125	122	24	23	54	53	7	7	2	6	3
3. 1999	45	42	220	195	36	33	95	84	12	11	4	42	7
4. 2000	23	1	28	11	11	2	12	5	2	0	1	57	2
5. 2001	158	73	97	39	40	14	38	14	9		4	202	3
6. 2002	36	4	63	23	12	1	26	9	4		1	103	2
7. 2003	173	50	163	42	34	4	68	17	12		5	338	6
8. 2004	885	330	753	323	82	7	315	137	37		24	1,274	26
9. 2005	1,013	201	1,144	366	92	9	423	136	57		32	2,016	38
10. 2006	848	235	1,686	562	68	10	691	228	72		38	2,330	42
11. 2007	324	10	2,733	842	57	0	1,015	293	106		45	3,088	58
12. Totals	3,545	982	7,080	2,570	478	109	2,766	996	322	21	157	9,515	193

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	29	29
2. 1998	3,564	2,418	1,146	114.2	128.7	92.3			11.40	4	2
3. 1999	5,687	3,677	2,010	143.6	168.6	113.1			11.40	27	15
4. 2000	4,372	2,342	2,030	95.8	95.7	95.9			11.40	39	19
5. 2001	5,196	1,960	3,236	106.6	109.1	105.1			11.40	143	59
6. 2002	3,178	1,199	1,979	80.4	93.8	74.0			11.40	72	31
7. 2003	2,689	401	2,289	62.5	30.2	77.0			11.40	244	94
8. 2004	5,930	2,380	3,550	80.2	98.7	71.2			11.40	984	290
9. 2005	5,958	1,738	4,220	65.7	61.8	67.5			11.40	1,589	426
10. 2006	6,195	1,916	4,279	59.5	59.6	59.4			11.40	1,737	593
11. 2007	5,389	1,247	4,142	49.3	44.0	51.1			11.40	2,204	884
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	7,073	2,442

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								Number of Claims
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX			1		0			2	XXX
2. 1998	74	38	36	5	2	12	10	1			6	4
3. 1999	96	46	50	46	7	11	2	4			53	3
4. 2000	117	39	78	68	45	35	16	4			45	4
5. 2001	135	35	100	10	15	15	7	3			6	3
6. 2002	131	18	113	33	5	33	7	4			59	2
7. 2003	173	15	158	46	43	10	1	4			15	3
8. 2004	196	14	181	14	2	16	5	3			26	2
9. 2005	226	13	213	19	9	4	1	3			14	1
10. 2006	216	1	215					0			0	0
11. 2007	172		172								0	
12. Totals	XXX	XXX	XXX	241	128	137	49	26	0	0	226	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			4				3		0			7	
2. 1998			0				0		0			0	
3. 1999	1		1		1		0		0			4	0
4. 2000	23		5		0		3		1			32	0
5. 2001			5				3		0			8	
6. 2002			8				4		0			13	
7. 2003			12	1	1	0	7	1	1			18	0
8. 2004	6	3	31	3	3	1	17	3	2			50	0
9. 2005	35		46	7	7		26	4	5			108	1
10. 2006			66		1		38		6			110	0
11. 2007			62				35		6			103	
12. Totals	65	3	239	10	12	2	136	7	21	0	0	453	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	4	3
2. 1998	18	12	6	24.7	31.9	17.3			11.40	0	0
3. 1999	65	9	57	67.8	18.4	113.6			11.40	2	2
4. 2000	138	62	77	118.3	157.9	98.5			11.40	28	4
5. 2001	35	22	13	25.9	62.7	13.3			11.40	5	3
6. 2002	83	11	71	63.2	63.0	63.3			11.40	8	5
7. 2003	80	47	33	46.0	319.1	20.9			11.40	11	7
8. 2004	93	16	76	47.3	116.0	42.0			11.40	31	19
9. 2005	144	21	123	63.7	166.1	57.6			11.40	75	34
10. 2006	110	0	110	51.1	0.0	51.3			11.40	66	44
11. 2007	103	0	103	60.0	0.0	60.0			11.40	62	41
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	291	161

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	297	153	144	161	82	75	29	11			134	10
3. 1999	343	165	177	203	82	128	57	15			207	12
4. 2000	413	130	283	336	182	146	39	18			280	12
5. 2001	564	123	441	396	190	200	55	24			376	13
6. 2002	706	140	567	248	29	223	21	26			447	16
7. 2003	873	167	706	504	183	269	40	42			592	18
8. 2004	1,005	199	806	134	7	155	17	36			301	15
9. 2005	1,155	125	1,029	133	8	89	13	37			237	8
10. 2006	1,081	99	982	55	9	34	4	37			113	8
11. 2007	1,035	120	915	1	(1)	2		15			20	4
12. Totals	XXX	XXX	XXX	2,171	772	1,321	275	262	0	0	2,706	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			0	0			0	0	0			0	0
7. 2003	17		7	4	3		4	2	1			26	0
8. 2004			4	1	0		2	0	0			5	0
9. 2005	16	3	66	24	9	1	38	14	5			91	1
10. 2006	100	13	195	23	23	3	111	17	16			391	2
11. 2007	47		319	49	19		182	28	21			511	3
12. Totals	180	16	591	100	54	3	337	62	43	0	0	1,024	6

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	246	111	134	82.7	72.7	93.3			11.40	0	0
3. 1999	346	139	207	101.0	84.1	116.6			11.40	0	0
4. 2000	501	221	280	121.3	169.9	99.0			11.40	0	0
5. 2001	621	245	376	110.0	198.7	85.2			11.40	0	0
6. 2002	497	50	447	70.4	35.9	78.9			11.40	0	0
7. 2003	847	228	618	97.0	137.1	87.5			11.40	20	6
8. 2004	332	26	306	33.0	13.1	37.9			11.40	3	2
9. 2005	392	63	328	33.9	50.4	31.9			11.40	55	36
10. 2006	571	68	504	52.8	68.4	51.3			11.40	260	131
11. 2007	605	75	530	58.5	62.7	58.0			11.40	316	194
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	655	369

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	8	(0)	(1)		0			7	XXX
2. 1998	1,331	150	1,181	496	126	281	53	51			649	69
3. 1999	1,693	618	1,075	1,059	480	547	80	95		4	1,141	93
4. 2000	1,852	877	975	782	176	450	76	69			1,048	79
5. 2001	1,665	612	1,053	773	488	287	84	69		42	557	62
6. 2002	953	539	414	81	17	51	13	32			135	29
7. 2003	920	493	428	126	61	24	13	28	(8)		113	19
8. 2004	1,159	583	576	667	596	43	7	43	8	0	142	49
9. 2005	1,380	836	544	206	156	20	3	51		0	119	23
10. 2006	1,483	709	773	43	12	9	2	38			76	24
11. 2007	2,294	929	1,365	13	3	2	1	28			40	32
12. Totals	XXX	XXX	XXX	4,254	2,114	1,713	330	504	0	47	4,027	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	6		16	11	5		7	5	1		0	18	0
2. 1998	51	31	14	6	1		6	2	2		1	37	0
3. 1999	83	54	13	5	1	36	5	0	3		1	9	0
4. 2000	4	1	29	14	3	0	13	6	1		0	29	1
5. 2001	3		35	26	9	4	15	7	1		0	27	0
6. 2002	5	1	39	32	2	1	17	11	1		0	20	0
7. 2003	12	1	74	68	4	1	32	18	5		1	38	0
8. 2004	206	42	158	102	11	3	68	44	10		4	263	3
9. 2005	132	103	227	189	7	1	98	81	7		4	98	4
10. 2006	274	215	366	244	10	1	158	105	16		7	258	4
11. 2007	61	22	802	507	7	3	346	219	31		10	497	11
12. Totals	837	470	1,772	1,202	60	48	765	498	78	0	29	1,295	24

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	10	8
2. 1998	903	217	686	67.8	144.7	58.1			11.40	29	8
3. 1999	1,805	656	1,150	106.6	106.0	107.0			11.40	36	(27)
4. 2000	1,350	273	1,077	72.9	31.1	110.5			11.40	19	11
5. 2001	1,193	608	584	71.6	99.4	55.5			11.40	13	14
6. 2002	229	74	155	24.0	13.8	37.4			11.40	11	9
7. 2003	304	153	151	33.1	31.1	35.4			11.40	17	22
8. 2004	1,206	801	405	104.1	137.5	70.3			11.40	221	42
9. 2005	748	532	216	54.2	63.6	39.8			11.40	68	30
10. 2006	914	579	335	61.6	81.6	43.3			11.40	181	77
11. 2007	1,290	753	537	56.2	81.0	39.3			11.40	334	163
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	938	357

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		(25)	1	25				1	XXX
2. 1998	1,445	220	1,224	671	209	403	84	50	3		829	43
3. 1999	1,647	260	1,387	449	120	368	73	49	1		673	53
4. 2000	1,772	411	1,361	611	287	461	126	85	14	1	731	59
5. 2001	1,909	569	1,340	846	358	573	214	110	38		920	65
6. 2002	908	322	586	333	193	226	126	74	33	11	281	43
7. 2003	80	5	75	3	3	9	4	64	53		16	6
8. 2004	331	177	154	16		55		47	19		99	19
9. 2005	446	70	376	33		38		53	13		111	29
10. 2006	481	65	416	50		18		23	1		89	23
11. 2007	534	124	411	23	3	4		21			44	25
12. Totals	XXX	XXX	XXX	3,035	1,148	2,158	651	575	175	13	3,794	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	3	2			6	4			0			3	0
2. 1998	3		1	0	1		0	0	0			5	0
3. 1999												0	
4. 2000	6		7	3	1		3	1	1			13	0
5. 2001	8	2	9	3	3	2	4	1	1	0	0	16	1
6. 2002	15		12	6	10		5	3	1		0	34	1
7. 2003												0	
8. 2004	(1)		14	3	2		6	1	1			17	0
9. 2005	0		28	6	0		12	3	1		0	35	1
10. 2006	1		52	6	5		23	3	3		0	74	1
11. 2007	15	3	85	29	10		37	12	5		1	108	6
12. Totals	49	7	208	56	36	6	90	24	13	0	1	304	10

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34.	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	2
2. 1998	1,129	296	834	78.2	134.3	68.1			11.40	3	1
3. 1999	867	194	673	52.6	74.4	48.5			11.40	0	0
4. 2000	1,175	431	744	66.3	104.9	54.6			11.40	10	3
5. 2001	1,554	618	936	81.4	108.5	69.9			11.40	12	4
6. 2002	676	361	315	74.5	112.3	53.8			11.40	21	14
7. 2003	76	60	16	95.9	1,259.5	21.6			11.40	0	0
8. 2004	139	23	115	42.0	13.2	75.1			11.40	9	7
9. 2005	167	22	145	37.4	30.8	38.6			11.40	23	12
10. 2006	173	10	164	36.0	15.0	39.3			11.40	47	27
11. 2007	199	47	152	37.3	37.9	37.1			11.40	69	39
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	195	109

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	34	29	14	11			0	8	XXX
2. 2006	1,575	1,325	250	666	586	3		17		1	101	XXX
3. 2007	1,498	1,202	296	571	477	3	0	21			118	XXX
4. Totals	XXX	XXX	XXX	1,271	1,091	20	12	38	0	1	226	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	67	55	21	19	6	5	2	2	2		0	18	4
2. 2006	8	2	38	33	2	2	4	4	1		0	12	1
3. 2007	7		141	116	1		15	13	4		0	40	2
4. Totals	82	57	200	168	9	6	22	18	7	0	1	70	7

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	14	4
2. 2006	739	627	113	47.0	47.3	45.2			11.40	10	2
3. 2007	763	606	157	51.0	50.4	53.2			11.40	32	8
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	57	13

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	(7)		14		8		10	15	XXX
2. 2006	1,241	86	1,155	587		18		90		39	695	109
3. 2007	1,450	39	1,411	639		20		86		31	746	139
4. Totals	XXX	XXX	XXX	1,219	0	52	0	184	0	80	1,455	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Losses Unpaid: Case Basis: 14 Ceded	Losses Unpaid: Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid: Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid: Case Basis: 18 Ceded	Defense and Cost Containment Unpaid: Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid: Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	1		12		8		2		1		1	24	8
2. 2006	3		32		1		4		1		3	42	8
3. 2007	131		137	0	5		18	0	7		20	298	32
4. Totals	136	0	181	0	14	0	24	0	8	0	23	364	47

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	14	11
2. 2006	737	0	737	59.3	0.0	63.8			11.40	36	6
3. 2007	1,044	0	1,044	72.0	0.1	73.9			11.40	268	30
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	317	47

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	14	16	28	31			12	(6)	XXX
2. 2006	9	8	1								0	XXX
3. 2007	10	10	1								0	XXX
4. Totals	XXX	XXX	XXX	14	16	28	31	0	0	12	(6)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	68	68	304	302	11	11	110	109	5	(0)	15	9	
2. 2006			2	1			1	1	0			0	
3. 2007			5	4			2	2	0			1	
4. Totals	68	68	310	307	11	11	112	111	6	(0)	15	10	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	3	6
2. 2006	2	2	0	24.9	23.6	40.5			11.40	0	0
3. 2007	6	6	1	61.4	59.5	87.0			11.40	0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3	7

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported- Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(379)	379								0	XXX
8. 2004		(303)	303								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding- Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			11.40	0	0
3. 1999	0	0	0	0.0	0.0	0.0			11.40	0	0
4. 2000	0	0	0	0.0	0.0	0.0			11.40	0	0
5. 2001	0	0	0	0.0	0.0	0.0			11.40	0	0
6. 2002	0	0	0	0.0	0.0	0.0			11.40	0	0
7. 2003	0	0	0	0.0	0.0	0.0			11.40	0	0
8. 2004	0	0	0	0.0	0.0	0.0			11.40	0	0
9. 2005	0	0	0	0.0	0.0	0.0			11.40	0	0
10. 2006	0	0	0	0.0	0.0	0.0			11.40	0	0
11. 2007	0	0	0	0.0	0.0	0.0			11.40	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid, Case Basis: 13 Direct and Assumed	14 Ceded	Losses Unpaid, Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid, Case Basis: 17 Direct and Assumed	18 Ceded	Defense and Cost Containment Unpaid, Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	104	54	50	1	1	3	1	1			3	0
3. 1999	81	30	51					1			1	0
4. 2000	53	13	40	80	46	8	7	1			36	1
5. 2001	48	20	28	7	1	5	1	1	0		12	1
6. 2002	28	9	18	0	0						0	0
7. 2003	33	6	26					1			1	0
8. 2004	31	6	25	0				1			1	0
9. 2005	52	13	39	10	0	3		2			15	1
10. 2006	110	28	83	13	3	4	0	4		0	18	3
11. 2007	146	30	116	0	0	0	0	2			2	1
12. Totals	XXX	XXX	XXX	112	52	24	9	14	0	0	89	XXX

	Losses Unpaid – Case Basis: 13 Direct and Assumed	Losses Unpaid – Case Basis: 14 Ceded	Losses Unpaid – Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid – Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid – Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid – Case Basis: 18 Ceded	Defense and Cost Containment Unpaid – Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid – Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			0	0			0	0	0			0	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	6	3	4	1	1		2	1	0			9	0
10. 2006	1		23	9	3		10	4	1			27	0
11. 2007	3	1	51	17	1	0	22	7	3			53	0
12. Totals	10	4	79	27	5	0	34	12	5	0	0	90	1

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	5	2	3	4.6	3.6	5.7			11.40	0	0
3. 1999	1	0	1	1.0	0.0	1.6			11.40	0	0
4. 2000	89	53	36	168.8	406.1	90.8			11.40	0	0
5. 2001	14	2	12	28.4	9.3	42.2			11.40	0	0
6. 2002	0	0	0	1.3	2.6	0.7			11.40	0	0
7. 2003	1	0	1	2.8	0.0	3.5			11.40	0	0
8. 2004	1	0	1	4.2	0.1	5.1			11.40	0	0
9. 2005	29	5	25	57.0	36.8	63.8			11.40	7	3
10. 2006	61	16	45	54.9	56.1	54.5			11.40	16	11
11. 2007	82	27	55	56.3	89.0	47.8			11.40	35	18
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	58	32

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	54	43	12	10		3	3	0			10	0
3. 1999	49	14	35	114	125	13	13	0			(10)	0
4. 2000	33	17	17								0	
5. 2001	23	15	8			4	4				0	0
6. 2002	(5)	(4)	(0)			0	0	0			0	
7. 2003	58	10	48								0	
8. 2004	59	(0)	60					0			0	
9. 2005	38	23	15								0	
10. 2006	60	18	42								0	
11. 2007	59	22	37								0	
12. Totals	XXX	XXX	XXX	124	125	20	20	1	0	0	(0)	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			2				1					3	
8. 2004			6				3					8	
9. 2005			7				3					10	
10. 2006			27				11					38	
11. 2007			18	8			8	3				15	
12. Totals	0	0	59	8	0	0	26	3	0	0	0	74	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	13	3	10	24.2	7.0	87.3			11.40	0	0
3. 1999	128	138	(10)	259.9	954.3	(30.3)			11.40	0	0
4. 2000	0	0	0	0.0	0.0	0.0			11.40	0	0
5. 2001	4	4	0	16.4	25.4	0.0			11.40	0	0
6. 2002	0	0	0	(5.0)	(2.7)	(33.3)			11.40	0	0
7. 2003	3	0	3	4.5	0.0	5.4			11.40	2	1
8. 2004	9	0	9	14.4	0.0	14.3			11.40	6	3
9. 2005	10	0	10	25.7	0.0	63.5			11.40	7	3
10. 2006	38	0	38	63.4	0.0	90.5			11.40	27	11
11. 2007	26	12	15	44.6	52.9	39.6			11.40	10	4
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	51	22

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	159	213	213	224	238	242	241	242	242	242	0	0
2. 1998	339	384	394	367	373	367	366	365	365	365	(0)	(0)
3. 1999	XXX	762	761	825	896	874	853	865	864	861	(2)	(4)
4. 2000	XXX	XXX	1,169	1,127	1,455	1,401	1,458	1,440	1,461	1,449	(12)	9
5. 2001	XXX	XXX	XXX	2,252	2,451	2,742	2,783	2,850	2,819	2,814	(6)	(36)
6. 2002	XXX	XXX	XXX	XXX	1,202	1,177	1,323	1,359	1,359	1,369	10	10
7. 2003	XXX	XXX	XXX	XXX	XXX	913	875	872	890	881	(9)	10
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,975	1,909	1,735	1,888	153	(21)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,855	2,950	2,974	24	119
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,167	3,064	(103)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,850	XXX	XXX
										12. Totals	56	87

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

1. Prior	2,660	2,740	2,610	2,542	2,554	2,596	2,736	2,765	2,787	2,794	8	30
2. 1998	3,615	3,908	4,443	3,900	4,031	4,047	4,116	4,193	4,266	4,217	(49)	24
3. 1999	XXX	4,171	4,682	4,713	4,963	5,021	4,871	4,797	4,811	4,838	26	40
4. 2000	XXX	XXX	5,578	6,408	5,412	5,168	5,106	5,451	5,526	5,411	(114)	(40)
5. 2001	XXX	XXX	XXX	4,468	4,557	4,341	4,300	3,883	3,816	3,833	18	(49)
6. 2002	XXX	XXX	XXX	XXX	5,531	5,542	5,376	5,512	5,440	5,424	(16)	(88)
7. 2003	XXX	XXX	XXX	XXX	XXX	6,415	6,655	7,132	7,247	7,128	(119)	(4)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8,372	8,003	7,674	7,234	(440)	(769)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,642	8,679	8,036	(643)	(606)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,981	7,851	(130)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,956	XXX	XXX
										12. Totals	(1,460)	(1,462)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

1. Prior	884	1,005	1,055	1,184	1,257	1,392	1,416	1,426	1,478	1,466	(13)	39
2. 1998	833	968	1,092	1,056	1,044	1,025	1,032	1,025	1,025	1,018	(7)	(6)
3. 1999	XXX	1,076	1,371	1,494	1,624	1,747	1,784	1,790	1,794	1,802	8	12
4. 2000	XXX	XXX	1,607	1,714	1,719	1,796	1,717	1,800	1,790	1,827	37	27
5. 2001	XXX	XXX	XXX	2,410	2,465	2,760	2,898	2,999	3,002	3,012	10	13
6. 2002	XXX	XXX	XXX	XXX	1,742	1,759	1,821	1,770	1,781	1,801	20	31
7. 2003	XXX	XXX	XXX	XXX	XXX	1,909	2,023	2,038	2,036	2,115	80	77
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,763	2,750	2,800	3,253	453	503
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,184	3,490	3,872	382	688
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,760	3,938	178	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,851	XXX	XXX
										12. Totals	1,148	1,384

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	99	101	114	97	77	81	79	76	95	81	(14)	5
2. 1998	22	17	23	9	5	6	5	5	5	5	(0)	0
3. 1999	XXX	53	57	32	49	59	51	51	51	53	2	1
4. 2000	XXX	XXX	57	44	42	66	44	41	60	72	12	31
5. 2001	XXX	XXX	XXX	55	33	37	30	16	13	11	(3)	(6)
6. 2002	XXX	XXX	XXX	XXX	62	63	75	74	70	67	(3)	(7)
7. 2003	XXX	XXX	XXX	XXX	XXX	77	91	101	86	29	(57)	(72)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	102	101	88	71	(18)	(31)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	117	106	115	9	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	125	104	(20)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	XXX	XXX
										12. Totals	(93)	(81)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	67	85	84	91	94	93	93	93	93	93	0	0
2. 1998	54	84	114	118	112	124	124	124	124	124	0	0
3. 1999	XXX	78	162	160	189	199	193	197	196	192	(4)	(5)
4. 2000	XXX	XXX	228	208	220	252	251	262	261	262	0	(1)
5. 2001	XXX	XXX	XXX	351	432	411	371	354	352	351	(0)	(3)
6. 2002	XXX	XXX	XXX	XXX	356	425	436	438	426	421	(5)	(18)
7. 2003	XXX	XXX	XXX	XXX	XXX	503	589	616	595	575	(19)	(41)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	579	556	375	269	(106)	(286)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	727	563	287	(275)	(439)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	634	451	(183)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	494	XXX	XXX
										12. Totals	(592)	(793)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	489	535	501	522	527	537	524	521	532	546	13	25
2. 1998	456	525	762	629	622	603	602	630	624	633	9	3
3. 1999	XXX	558	672	785	909	965	1,002	1,054	1,058	1,052	(6)	(2)
4. 2000	XXX	XXX	548	827	835	834	837	884	978	1,007	29	123
5. 2001	XXX	XXX	XXX	450	430	435	497	548	559	514	(46)	(34)
6. 2002	XXX	XXX	XXX	XXX	271	132	119	135	124	122	(2)	(13)
7. 2003	XXX	XXX	XXX	XXX	XXX	370	152	100	97	111	14	11
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	261	223	178	360	182	138
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	212	140	158	18	(54)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	290	281	(9)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	478	XXX	XXX
										12. Totals	202	195

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	599	548	503	495	491	524	535	547	542	544	3	(2)
2. 1998	462	662	698	715	743	751	793	788	783	786	2	(2)
3. 1999	XXX	669	655	603	639	639	624	624	624	624	0	(0)
4. 2000	XXX	XXX	748	747	754	738	733	706	678	672	(5)	(34)
5. 2001	XXX	XXX	XXX	748	846	851	896	889	872	863	(9)	(26)
6. 2002	XXX	XXX	XXX	XXX	241	226	257	262	276	272	(4)	10
7. 2003	XXX	XXX	XXX	XXX	XXX	10	13	5	5	5	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	104	98	87	87	0	(10)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	140	113	104	(8)	(36)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	139	140	0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	127	XXX	XXX
										12. Totals	(21)	(101)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40	66	59	(7)	19
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	110	94	(16)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	132	XXX	XXX
										4. Totals	(23)	19

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	162	144	158	14	(5)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	643	646	3	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	951	XXX	XXX
										4. Totals	17	(5)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	3	(5)	(8)	(18)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	(0)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	XXX	XXX
										4. Totals	(8)	(18)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	45	32	53	49	50	49	49	49	49	49	(0)	(0)
2. 1998	17	9	5	4	3	2	2	2	2	2	(0)	(0)
3. 1999	XXX	15	8	3	4	0					0	0
4. 2000	XXX	XXX	10	12	9	11	36	35	35	35	(0)	(0)
5. 2001	XXX	XXX	XXX	7	3	4	11	11	11	11	0	(0)
6. 2002	XXX	XXX	XXX	XXX	6	1	0	0	0	0	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	5	0	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8	1	0	0	(0)	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	9	22	13	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	50	39	(11)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	50	XXX	XXX
										12. Totals	2	1

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	52	125	105	123	122	121	120	121	121	121	0	0
2. 1998	6	7	12	12	10	16	10	10	10	10	0	0
3. 1999	XXX	7	0	6	5					(11)	(11)	(11)
4. 2000	XXX	XXX	5	3	3	1					0	0
5. 2001	XXX	XXX	XXX	3	2	1					0	0
6. 2002	XXX	XXX	XXX	XXX	0	(0)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	0				3	3	3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16			8	8	8
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8		10	10	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	38	16	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	XXX	XXX
										12. Totals	26	2

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	133	181	195	224	241	241	242	242	242	451	314
2. 1998	70	338	350	364	365	365	364	365	365	365	251	197
3. 1999	XXX	(8)	301	544	726	829	841	861	861	861	289	316
4. 2000	XXX	XXX	262	442	967	1,175	1,386	1,413	1,430	1,442	469	486
5. 2001	XXX	XXX	XXX	383	1,219	2,070	2,438	2,657	2,748	2,750	271	251
6. 2002	XXX	XXX	XXX	XXX	310	583	985	1,223	1,257	1,314	75	50
7. 2003	XXX	XXX	XXX	XXX	XXX	128	353	608	751	807	91	16
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	288	755	1,304	1,729	194	22
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	501	1,249	2,029	242	29
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	498	1,114	227	43
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	622	132	45

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	860	1,356	1,692	1,844	1,932	2,103	2,225	2,357	2,384	3,383	912
2. 1998	796	1,948	2,734	3,166	3,453	3,630	3,757	3,897	3,976	3,972	996	305
3. 1999	XXX	1,036	2,552	3,446	4,220	4,432	4,497	4,595	4,640	4,666	1,084	286
4. 2000	XXX	XXX	1,339	3,376	3,848	4,516	4,766	4,943	5,154	5,190	1,385	350
5. 2001	XXX	XXX	XXX	949	2,430	3,110	3,221	3,434	3,557	3,640	1,479	470
6. 2002	XXX	XXX	XXX	XXX	1,439	3,174	3,982	4,480	4,794	4,895	792	189
7. 2003	XXX	XXX	XXX	XXX	XXX	1,544	3,576	4,638	5,359	5,818	727	184
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,849	3,997	5,130	5,723	713	194
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,945	4,043	5,010	611	158
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,837	3,645	530	180
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,706	257	131

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	439	698	872	937	1,099	1,211	1,316	1,377	1,410	1,205	850
2. 1998	387	547	821	921	982	1,007	1,015	1,009	1,011	1,013	232	177
3. 1999	XXX	411	699	1,053	1,334	1,656	1,702	1,732	1,740	1,761	349	211
4. 2000	XXX	XXX	506	1,030	1,311	1,509	1,574	1,666	1,743	1,771	417	201
5. 2001	XXX	XXX	XXX	927	1,600	2,001	2,492	2,710	2,830	2,818	372	157
6. 2002	XXX	XXX	XXX	XXX	562	958	1,305	1,520	1,629	1,703	215	94
7. 2003	XXX	XXX	XXX	XXX	XXX	732	1,097	1,390	1,605	1,790	158	80
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	729	1,196	1,477	2,016	158	100
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	685	1,537	1,914	138	83
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,197	1,679	128	74
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	868	74	42

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000			88	73	75	75	74	72	74	5	16
2. 1998				4	4	4	5	5	5	5	0	4
3. 1999	XXX			18	42	43	49	49	49	49	0	3
4. 2000	XXX	XXX		1	4	21	35	37	37	41	1	3
5. 2001	XXX	XXX	XXX	0	0	3	9	10	3	3	0	3
6. 2002	XXX	XXX	XXX	XXX		1	6	34	47	54	1	2
7. 2003	XXX	XXX	XXX	XXX	XXX	0	9	12	37	11	1	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	17	23	0	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	12	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	74	83	83	84	93	93	93	93	93	5	19
2. 1998	1	32	90	101	103	124	124	124	124	124	2	8
3. 1999	XXX	6	54	123	172	190	190	192	192	192	3	10
4. 2000	XXX	XXX	5	64	173	223	244	262	262	262	3	9
5. 2001	XXX	XXX	XXX	11	112	275	356	351	351	351	3	10
6. 2002	XXX	XXX	XXX	XXX	8	105	276	384	405	421	4	12
7. 2003	XXX	XXX	XXX	XXX	XXX	24	144	423	526	550	4	13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	31	117	193	265	3	12
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	71	200	1	6
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	76	0	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	0	1

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	251	343	393	412	503	516	518	521	528	108	264
2. 1998	29	136	324	444	504	537	555	597	598	598	18	50
3. 1999	XXX	16	108	385	596	775	940	1,023	1,037	1,046	38	55
4. 2000	XXX	XXX	16	131	394	591	705	807	882	979	29	49
5. 2001	XXX	XXX	XXX	(13)	40	150	320	403	451	488	22	39
6. 2002	XXX	XXX	XXX	XXX	11	26	81	88	96	103	6	22
7. 2003	XXX	XXX	XXX	XXX	XXX	6	44	52	62	77	7	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	34	58	83	107	17	30
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	18	67	5	14
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	39	8	13
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	7	14

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	289	386	427	457	494	502	535	541	542	46	233
2. 1998	67	266	481	567	712	723	767	779	780	781	9	34
3. 1999	XXX	47	280	417	561	616	624	624	624	624	11	43
4. 2000	XXX	XXX	80	378	544	635	666	652	658	660	16	43
5. 2001	XXX	XXX	XXX	112	454	664	802	816	840	848	19	46
6. 2002	XXX	XXX	XXX	XXX	(3)	87	163	195	239	240	11	31
7. 2003	XXX	XXX	XXX	XXX	XXX	(2)	5	5	5	5	0	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	20	46	61	71	1	18
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	57	71	6	22
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	68	10	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	9	10

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	35	43	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	77	83	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	128	134	373	196
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	490	605	69	33
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	660	67	41

SCHEDULE P - PART 3K - FIDELITY/SURETY

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(2)	(8)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11	12
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	8	23	35	49	49	49	49	49	49	2	2
2. 1998			1	2	2	2	2	2	2	2	0	0
3. 1999	XXX											0
4. 2000	XXX	XXX		4	7	7	35	35	35	35	1	0
5. 2001	XXX	XXX	XXX	1	1	2	10	10	10	10	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2003	XXX	XXX	XXX	XXX	XXX							0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2	13	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	14	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	91	95	116	120	121	120	121	121	121	3	5
2. 1998			10	10	10	10	10	10	10	10		0
3. 1999	XXX									(11)	0	0
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									0
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	75	16	6	2	0	0				
2. 1998	175	18	40	2	8	2	1			
3. 1999	XXX	461	167	79	49	1	7	0	1	
4. 2000	XXX	XXX	604	178	179	69	22	6	16	0
5. 2001	XXX	XXX	XXX	908	200	100	71	28	(14)	10
6. 2002	XXX	XXX	XXX	XXX	450	114	89	43	27	37
7. 2003	XXX	XXX	XXX	XXX	XXX	433	215	81	26	7
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,038	461	106	50
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,375	627	265
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,866	950
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,119

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	1,146	789	536	335	277	214	220	195	174	164
2. 1998	1,740	940	1,051	212	196	117	111	81	70	74
3. 1999	XXX	1,977	1,174	543	285	290	176	53	37	38
4. 2000	XXX	XXX	2,793	1,439	407	(39)	(49)	137	103	55
5. 2001	XXX	XXX	XXX	2,294	1,205	644	612	127	121	49
6. 2002	XXX	XXX	XXX	XXX	2,722	1,108	553	407	272	268
7. 2003	XXX	XXX	XXX	XXX	XXX	2,963	1,354	1,158	909	644
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,401	2,183	1,334	884
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,221	2,540	1,677
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,912	2,458
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,973

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	389	199	132	96	81	136	92	53	58	34
2. 1998	284	196	124	79	39	14	12	10	10	4
3. 1999	XXX	451	296	136	52	44	32	29	21	35
4. 2000	XXX	XXX	737	313	125	104	15	24	6	25
5. 2001	XXX	XXX	XXX	819	356	177	100	75	33	82
6. 2002	XXX	XXX	XXX	XXX	665	411	262	112	73	56
7. 2003	XXX	XXX	XXX	XXX	XXX	828	672	323	235	172
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,527	1,056	724	608
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,919	1,230	1,065
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,963	1,587
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,612

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	28	14	12	2	2	2		1	11	7
2. 1998	22	14	16	4	1	0	(0)	0	1	0
3. 1999	XXX	34	36	14	4	6	2	2	2	1
4. 2000	XXX	XXX	56	25	13	6	8	3	11	8
5. 2001	XXX	XXX	XXX	55	31	23	16	4	10	7
6. 2002	XXX	XXX	XXX	XXX	62	40	36	15	16	12
7. 2003	XXX	XXX	XXX	XXX	XXX	77	72	52	26	17
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	102	78	62	42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114	92	62
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	125	104
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	19	3			0	0				
2. 1998	40	14	(2)	1	0	0				
3. 1999	XXX	50	60	11	0	5	0	2	1	
4. 2000	XXX	XXX	154	73	12	8	5	1	(0)	
5. 2001	XXX	XXX	XXX	256	114	11	12	2	0	
6. 2002	XXX	XXX	XXX	XXX	303	127	39	26	12	0
7. 2003	XXX	XXX	XXX	XXX	XXX	340	201	54	18	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	409	222	42	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	476	322	66
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	510	267
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	424

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	148	107	50	25	11	7	0	2	4	6
2. 1998	302	167	299	67	42	14	5	8	4	13
3. 1999	XXX	397	239	104	54	39	20	23	19	13
4. 2000	XXX	XXX	343	336	178	71	38	41	53	22
5. 2001	XXX	XXX	XXX	383	195	85	67	63	50	17
6. 2002	XXX	XXX	XXX	XXX	233	80	27	41	20	14
7. 2003	XXX	XXX	XXX	XXX	XXX	319	94	32	23	19
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	199	123	54	81
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	191	105	55
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	264	176
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	422

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	270	162	65	17	(12)		2	3		
2. 1998	268	168	89	31	9	6	8	3	2	1
3. 1999	XXX	450	175	67	33	13	0	(0)		
4. 2000	XXX	XXX	434	192	66	50	24	16	6	5
5. 2001	XXX	XXX	XXX	425	125	76	48	29	17	8
6. 2002	XXX	XXX	XXX	XXX	151	51	43	29	13	8
7. 2003	XXX	XXX	XXX	XXX	XXX	11	6			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	57	34	13	16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	90	35	32
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	95	66
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	81

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	6	3
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	5
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59		14
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	62	36
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	155

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	6	3
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	15	6	2	1	1	1		0	0	
2. 1998	17	9	3	2	1	0		0	0	
3. 1999	XXX	15	7	3	4	0				
4. 2000	XXX	XXX	10	6	2	1	1	0	0	
5. 2001	XXX	XXX	XXX	7	2	0	0	1	0	0
6. 2002	XXX	XXX	XXX	XXX	6	1	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	5	0	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	5	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34	21
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	48

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	22	8	1	4	2					
2. 1998	6	7	2	2	0					
3. 1999	XXX	7	0	6	5					
4. 2000	XXX	XXX	6	3	3	1				
5. 2001	XXX	XXX	XXX	3	2	1				
6. 2002	XXX	XXX	XXX	XXX	0	(0)				
7. 2003	XXX	XXX	XXX	XXX	XXX	0				3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16			8
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8		10
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	51	17	1	0		0				0
2. 1998	63	196	230	243	246	246	248	250	251	251
3. 1999	XXX	102	213	259	279	286	288	288	289	289
4. 2000	XXX	XXX	171	365	429	455	465	470	469	469
5. 2001	XXX	XXX	XXX	140	232	257	267	271	271	271
6. 2002	XXX	XXX	XXX	XXX	45	61	68	73	74	75
7. 2003	XXX	XXX	XXX	XXX	XXX	91	134	88	90	91
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	113	180	190	194
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	130	229	242
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	135	227
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	132

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	20	12	0	0	0				0	
2. 1998	167	60	16	9	4	4	3	2	1	0
3. 1999	XXX	114	62	27	13	4	2	2	1	0
4. 2000	XXX	XXX	214	96	44	19	9	2	1	1
5. 2001	XXX	XXX	XXX	155	53	24	11	5	3	1
6. 2002	XXX	XXX	XXX	XXX	30	12	5	3	2	1
7. 2003	XXX	XXX	XXX	XXX	XXX	41	12	4	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	58	14	7	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	95	20	10
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89	17
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	94

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	16	16	(9)		(0)					
2. 1998	295	438	438	445	447	448	448	449	449	449
3. 1999	XXX	351	527	593	600	602	604	605	605	605
4. 2000	XXX	XXX	621	909	938	948	954	956	957	957
5. 2001	XXX	XXX	XXX	435	509	519	522	523	523	523
6. 2002	XXX	XXX	XXX	XXX	113	120	122	126	126	126
7. 2003	XXX	XXX	XXX	XXX	XXX	141	160	107	108	108
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	183	214	217	218
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	240	276	281
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	249	286
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	272

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	368	54	19	9	2	3	1	1	1	1
2. 1998	485	928	968	978	985	989	992	995	996	996
3. 1999	XXX	511	982	1,044	1,060	1,073	1,078	1,080	1,083	1,084
4. 2000	XXX	XXX	605	1,230	1,314	1,346	1,364	1,373	1,381	1,385
5. 2001	XXX	XXX	XXX	874	1,358	1,425	1,451	1,466	1,474	1,479
6. 2002	XXX	XXX	XXX	XXX	449	719	761	779	787	792
7. 2003	XXX	XXX	XXX	XXX	XXX	356	660	698	717	727
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	361	658	693	713
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	314	576	611
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	287	530
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	257

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	88	43	22	14	11	8	6	5	5	4
2. 1998	404	92	42	23	16	11	8	5	4	3
3. 1999	XXX	459	108	52	31	19	13	10	8	6
4. 2000	XXX	XXX	623	158	86	53	32	23	16	12
5. 2001	XXX	XXX	XXX	499	133	68	41	27	20	15
6. 2002	XXX	XXX	XXX	XXX	298	80	40	23	14	9
7. 2003	XXX	XXX	XXX	XXX	XXX	322	75	40	23	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	308	78	39	19
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	294	65	30
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	278	57
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	260

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	133	11	13		0	1	0			
2. 1998	1,053	1,297	1,311	1,301	1,303	1,303	1,304	1,305	1,305	1,305
3. 1999	XXX	1,141	1,356	1,368	1,371	1,374	1,375	1,376	1,376	1,376
4. 2000	XXX	XXX	1,467	1,720	1,736	1,740	1,743	1,744	1,746	1,746
5. 2001	XXX	XXX	XXX	1,769	1,946	1,955	1,959	1,961	1,962	1,964
6. 2002	XXX	XXX	XXX	XXX	885	981	986	988	989	990
7. 2003	XXX	XXX	XXX	XXX	XXX	811	912	918	922	923
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	809	915	923	926
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	725	793	799
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	702	768
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	648

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	57	12	13	4	6	5	7	6	4	3
2. 1998	149	205	215	225	227	228	229	231	232	232
3. 1999	XXX	203	307	328	335	341	344	347	348	349
4. 2000	XXX	XXX	239	382	399	407	412	415	416	417
5. 2001	XXX	XXX	XXX	254	339	354	362	368	371	372
6. 2002	XXX	XXX	XXX	XXX	153	199	207	211	214	215
7. 2003	XXX	XXX	XXX	XXX	XXX	111	149	154	157	158
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	98	145	153	158
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	93	130	138
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	92	128
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	74

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	45	33	23	21	18	21	19	11	9	5
2. 1998	71	30	17	8	7	5	8	6	4	3
3. 1999	XXX	92	38	20	14	9	10	8	5	7
4. 2000	XXX	XXX	128	32	17	11	6	4	2	2
5. 2001	XXX	XXX	XXX	88	31	20	13	8	4	3
6. 2002	XXX	XXX	XXX	XXX	54	16	11	6	3	2
7. 2003	XXX	XXX	XXX	XXX	XXX	43	16	10	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	66	29	27	26
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	35	38
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	42
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	61	9	25	1	8	9	4	3	2	
2. 1998	295	354	371	378	386	391	399	406	410	413
3. 1999	XXX	379	501	516	527	534	544	552	558	567
4. 2000	XXX	XXX	475	592	607	611	614	618	618	619
5. 2001	XXX	XXX	XXX	440	510	521	526	531	531	532
6. 2002	XXX	XXX	XXX	XXX	270	301	305	308	309	310
7. 2003	XXX	XXX	XXX	XXX	XXX	204	236	240	242	245
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	215	257	272	284
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	193	238	259
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	199	244
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	173

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	0	1	0	0	0				
2. 1998			0	0	0	0	0	0	0	0
3. 1999	XXX			0	0	0	0	0	0	0
4. 2000	XXX	XXX			0	0	1	1	1	1
5. 2001	XXX	XXX	XXX				0	0	0	0
6. 2002	XXX	XXX	XXX	XXX				0	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX			0	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	4	2	1	0	0	0	0	0	
2. 1998	0	1	1	0	0	0				
3. 1999	XXX	0	1	0	1	0				0
4. 2000	XXX	XXX	0	1	2	2	0	0	0	0
5. 2001	XXX	XXX	XXX	0	1	1	1	0		
6. 2002	XXX	XXX	XXX	XXX	0	0	1	1	0	
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	2	1						0	
2. 1998	0	2	4	4	4	4	4	4	4	4
3. 1999	XXX	1	2	2	2	3	3	3	3	3
4. 2000	XXX	XXX	0	1	3	3	3	3	4	4
5. 2001	XXX	XXX	XXX	0	1	2	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	1	2	2	2	2
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	2	3	3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	2	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	0	0			0			
2. 1998		0	1	2	2	2	2	2	2	2
3. 1999	XXX		0	1	2	3	3	3	3	3
4. 2000	XXX	XXX		1	1	3	3	3	3	3
5. 2001	XXX	XXX	XXX	0	0	2	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	0	2	3	3	4
7. 2003	XXX	XXX	XXX	XXX	XXX	0	0	2	4	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	2	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	1	0	0	0	0				
2. 1998	7	4	1	0	0	0				
3. 1999	XXX	10	5	2	1	0	0	0	0	
4. 2000	XXX	XXX	9	4	3	1	0			
5. 2001	XXX	XXX	XXX	9	6	3	0	0		
6. 2002	XXX	XXX	XXX	XXX	11	7	2	1	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	12	6	3	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	10	5	2	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	3	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	0								
2. 1998	8	10	10	10	10	10	10	10	10	10
3. 1999	XXX	12	13	12	12	12	12	12	12	12
4. 2000	XXX	XXX	11	12	12	12	12	12	12	12
5. 2001	XXX	XXX	XXX	12	13	13	13	13	13	13
6. 2002	XXX	XXX	XXX	XXX	13	15	16	16	16	16
7. 2003	XXX	XXX	XXX	XXX	XXX	15	17	18	18	18
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	13	14	15	15
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	8	8
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	13	12	4	3	1	1	0			0
2. 1998	2	8	13	15	16	17	17	18	18	18
3. 1999	XXX	10	20	24	29	34	36	38	38	38
4. 2000	XXX	XXX	7	15	19	23	26	27	28	29
5. 2001	XXX	XXX	XXX	8	13	17	19	21	21	22
6. 2002	XXX	XXX	XXX	XXX	3	5	6	6	6	6
7. 2003	XXX	XXX	XXX	XXX	XXX	2	5	6	6	7
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	14	16	17
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5	5
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	69	34	14	7	5	2	1	0	1	0
2. 1998	25	36	13	5	4	2	1	1	0	0
3. 1999	XXX	37	29	16	13	7	5	3	0	0
4. 2000	XXX	XXX	29	17	13	8	4	2	1	1
5. 2001	XXX	XXX	XXX	14	13	8	4	2	1	0
6. 2002	XXX	XXX	XXX	XXX	10	5	2	1	1	0
7. 2003	XXX	XXX	XXX	XXX	XXX	3	2	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	5	4	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	3	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	4
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	30	10	(5)	(1)	0			0		
2. 1998	34	71	66	67	68	68	68	69	69	69
3. 1999	XXX	60	79	88	93	93	93	93	93	93
4. 2000	XXX	XXX	46	68	74	77	78	78	78	79
5. 2001	XXX	XXX	XXX	36	54	58	60	61	61	62
6. 2002	XXX	XXX	XXX	XXX	21	25	27	28	29	29
7. 2003	XXX	XXX	XXX	XXX	XXX	8	16	18	19	19
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	23	45	48	49
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	21	23
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	24
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	11	3	1	1	0	0	0	0	
2. 1998	0	3	6	6	7	8	8	8	9	9
3. 1999	XXX	1	4	7	9	9	11	11	11	11
4. 2000	XXX	XXX	1	6	11	14	15	15	15	16
5. 2001	XXX	XXX	XXX	0	6	13	18	18	18	19
6. 2002	XXX	XXX	XXX	XXX	1	6	10	11	11	11
7. 2003	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5	6
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	10
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	74	23	5	2	1	1	0	0	0	0
2. 1998	29	19	7	4	3	1	1	0	0	0
3. 1999	XXX	32	19	7	3	2				
4. 2000	XXX	XXX	41	21	9	3	1	1	0	0
5. 2001	XXX	XXX	XXX	46	22	10	3	2	1	1
6. 2002	XXX	XXX	XXX	XXX	24	10	3	2	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6	1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	26	(10)	(11)	(0)		0	0			
2. 1998	34	43	43	43	43	43	43	43	43	43
3. 1999	XXX	42	53	53	53	53	53	53	53	53
4. 2000	XXX	XXX	53	58	59	59	59	59	59	59
5. 2001	XXX	XXX	XXX	56	62	64	65	65	65	65
6. 2002	XXX	XXX	XXX	XXX	38	42	43	43	43	43
7. 2003	XXX	XXX	XXX	XXX	XXX	1	5	6	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16	19	19	19
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	29	29
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	23
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	0		0	0					
2. 1998					0	0	0	0	0	0
3. 1999	XXX									
4. 2000	XXX	XXX	0	0	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	1	0	0					
2. 1998		0	0	0			0			
3. 1999	XXX		0							
4. 2000	XXX	XXX	0	0		0				
5. 2001	XXX	XXX	XXX			0				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	1	0							
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX		0	0	0	0	0	0	0	0
4. 2000	XXX	XXX	0	1	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX		0	0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1	0	0		0					
2. 1998										
3. 1999	XXX								0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1	1	0	0						
2. 1998		0	0	0	0					
3. 1999	XXX	0	0	0	0	0	0	0		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	0	(0)		(0)						
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX	0	0	0	0	0	0	0	0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(0)	1	(1)								
2. 1998	1,442	1,470	1,447	1,440	1,436	1,435	1,435	1,435	1,435	1,435	
3. 1999	XXX	2,578	2,734	2,674	2,681	2,684	2,683	2,683	2,683	2,683	
4. 2000	XXX	XXX	4,727	4,667	4,638	4,622	4,623	4,623	4,623	4,623	
5. 2001	XXX	XXX	XXX	4,753	4,592	4,564	4,564	4,564	4,564	4,564	
6. 2002	XXX	XXX	XXX	XXX	2,550	2,542	2,540	2,540	2,540	2,540	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,374	1,378	1,390	1,390	1,390	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,583	6,623	6,623	6,623	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,400	6,734	6,734	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,294	6,642	347
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,691	6,691
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,038
13. Earned Prems.(P-Pt 1)	1,442	2,607	4,860	4,625	2,364	1,914	4,355	6,453	6,628	7,038	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior		1	(1)								
2. 1998	853	871	853	848	847	846	846	846	846	846	
3. 1999	XXX	1,613	1,736	1,699	1,703	1,704	1,704	1,704	1,704	1,704	
4. 2000	XXX	XXX	3,647	3,615	3,602	3,597	3,597	3,597	3,597	3,597	
5. 2001	XXX	XXX	XXX	1,560	1,516	1,509	1,509	1,509	1,509	1,509	
6. 2002	XXX	XXX	XXX	XXX	418	417	417	417	417	417	
7. 2003	XXX	XXX	XXX	XXX	XXX	96	97	100	100	100	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,248	3,250	3,250	3,250	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,274	1,307	1,307	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	971	1,017	47
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	896	896
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	942
13. Earned Prems.(P-Pt 1)	853	1,633	3,751	1,486	364	439	1,018	1,280	1,004	942	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	247	83	6	(4)	(0)	(1)			3	4	4
2. 1998	9,633	10,292	10,316	10,314	10,308	10,304	10,304	10,304	10,304	10,304	
3. 1999	XXX	9,964	10,550	10,711	10,663	10,646	10,647	10,647	10,651	10,663	12
4. 2000	XXX	XXX	14,561	16,323	16,384	16,336	16,312	16,305	16,316	16,324	8
5. 2001	XXX	XXX	XXX	14,612	15,694	15,685	15,670	15,666	15,690	15,710	19
6. 2002	XXX	XXX	XXX	XXX	11,600	12,087	12,079	12,080	12,084	12,091	7
7. 2003	XXX	XXX	XXX	XXX	XXX	14,258	15,227	15,212	15,205	15,203	(2)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,705	17,757	17,733	17,730	(3)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,691	15,823	15,819	(4)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,868	14,119	1,251
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,969	11,969
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,262
13. Earned Prems.(P-Pt 1)	9,880	10,706	13,883	15,968	12,335	14,037	16,349	15,718	14,014	13,262	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	61	49	9	(1)	(0)				0	0	0
2. 1998	3,500	3,822	3,835	3,854	3,845	3,843	3,843	3,843	3,843	3,843	
3. 1999	XXX	3,641	3,834	3,935	3,913	3,902	3,901	3,901	3,901	3,903	1
4. 2000	XXX	XXX	6,990	7,987	8,002	7,985	7,980	7,977	7,977	7,978	1
5. 2001	XXX	XXX	XXX	8,499	9,065	9,064	9,063	9,062	9,062	9,064	2
6. 2002	XXX	XXX	XXX	XXX	3,618	3,750	3,757	3,757	3,758	3,759	1
7. 2003	XXX	XXX	XXX	XXX	XXX	4,408	4,687	4,690	4,689	4,689	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,212	4,331	4,327	4,327	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,986	2,180	2,179	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,502	1,653	151
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,448	1,448
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,605
13. Earned Prems.(P-Pt 1)	3,562	4,012	5,591	8,882	3,502	3,879	3,211	2,104	1,692	1,605	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	45	(1)	(0)		1						
2. 1998	3,076	3,149	3,147	3,149	3,151	3,150	3,150	3,150	3,150	3,150	
3. 1999	XXX	3,887	4,051	4,046	4,047	4,046	4,046	4,046	4,046	4,046	
4. 2000	XXX	XXX	4,741	4,857	4,864	4,863	4,863	4,862	4,862	4,862	0
5. 2001	XXX	XXX	XXX	4,914	4,921	4,925	4,921	4,921	4,921	4,921	0
6. 2002	XXX	XXX	XXX	XXX	4,019	4,066	4,040	4,039	4,038	4,038	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	4,264	4,313	4,318	4,315	4,315	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,375	7,442	7,429	7,430	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,994	9,467	9,461	(6)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,956	10,463	507
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,429	10,429
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,932
13. Earned Prems.(P-Pt 1)	3,121	3,959	4,563	4,874	3,953	4,301	7,393	9,064	10,412	10,932	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	30	0	(0)		1						
2. 1998	1,848	1,872	1,870	1,872	1,873	1,873	1,873	1,873	1,873	1,873	
3. 1999	XXX	2,157	2,246	2,247	2,249	2,249	2,249	2,249	2,249	2,249	
4. 2000	XXX	XXX	2,701	2,725	2,736	2,736	2,736	2,735	2,735	2,735	
5. 2001	XXX	XXX	XXX	1,921	1,920	1,922	1,922	1,922	1,922	1,922	0
6. 2002	XXX	XXX	XXX	XXX	1,347	1,363	1,359	1,359	1,359	1,359	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,323	1,339	1,341	1,341	1,341	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,399	2,421	2,419	2,420	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,791	2,917	2,916	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,090	3,222	131
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,702	2,702
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,832
13. Earned Prems.(P-Pt 1)	1,879	2,181	2,446	1,796	1,278	1,329	2,410	2,814	3,214	2,832	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	73	(0)	(0)	2	0	(0)					
2. 1998	1,258	1,283	1,283	1,284	1,286	1,286	1,286	1,286	1,284	1,284	
3. 1999	XXX	1,669	1,745	1,750	1,756	1,757	1,757	1,757	1,757	1,757	
4. 2000	XXX	XXX	1,776	1,853	1,852	1,851	1,853	1,853	1,853	1,853	
5. 2001	XXX	XXX	XXX	1,584	1,607	1,608	1,613	1,613	1,613	1,613	
6. 2002	XXX	XXX	XXX	XXX	928	912	915	915	915	915	
7. 2003	XXX	XXX	XXX	XXX	XXX	957	969	970	970	970	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,193	1,216	1,206	1,206	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,356	1,467	1,459	(8)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,382	1,525	143
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,159	2,159
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,294
13. Earned Prems.(P-Pt 1)	1,331	1,693	1,852	1,665	953	920	1,159	1,380	1,483	2,294	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	12	0		2							
2. 1998	138	150	148	149	150	150	150	150	150	150	
3. 1999	XXX	606	652	653	654	654	654	654	654	654	
4. 2000	XXX	XXX	833	855	854	854	855	855	855	855	
5. 2001	XXX	XXX	XXX	686	693	692	695	696	696	696	
6. 2002	XXX	XXX	XXX	XXX	600	594	596	596	596	596	
7. 2003	XXX	XXX	XXX	XXX	XXX	471	477	479	479	479	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	801	858	852	852	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	776	823	819	(3)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	669	727	58
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	875	875
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	929
13. Earned Prems.(P-Pt 1)	150	618	877	612	539	493	583	836	709	929	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(2)	0	0	(0)							
2. 1998	1,446	1,400	1,399	1,399	1,399	1,399	1,399	1,399	1,399	1,399	
3. 1999	XXX	1,693	1,660	1,660	1,660	1,660	1,660	1,660	1,660	1,660	
4. 2000	XXX	XXX	1,806	1,824	1,831	1,822	1,822	1,822	1,822	1,822	
5. 2001	XXX	XXX	XXX	1,892	1,907	1,902	1,902	1,902	1,902	1,902	
6. 2002	XXX	XXX	XXX	XXX	885	866	866	866	866	866	
7. 2003	XXX	XXX	XXX	XXX	XXX	113	115	115	115	115	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	329	330	330	330	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	444	465	465	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	460	485	24
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	510	510
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	534
13. Earned Prems.(P-Pt 1)	1,445	1,647	1,772	1,909	908	80	331	446	481	534	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	4		(0)	(0)							
2. 1998	216	198	195	194	194	194	194	194	194	194	
3. 1999	XXX	278	245	244	245	245	245	245	245	245	
4. 2000	XXX	XXX	443	440	446	438	438	438	438	438	
5. 2001	XXX	XXX	XXX	888	913	908	908	908	908	908	
6. 2002	XXX	XXX	XXX	XXX	510	492	492	492	492	492	
7. 2003	XXX	XXX	XXX	XXX	XXX	37	38	38	38	38	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	176	177	177	177	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	70	74	74	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	61	67	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118	118
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	124
13. Earned Prems.(P-Pt 1)	220	260	411	569	322	5	177	70	65	124	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(753)	(753)	(753)	(753)	(753)	(753)	(753)	(753)	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	331	331	331	331	331	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	478	478	478	478	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					0						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(379)	(303)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	4	(1)		1							
2. 1998	100	95	93	94	94	94	94	94	94	94	
3. 1999	XXX	87	65	63	63	63	63	63	63	63	
4. 2000	XXX	XXX	76	67	66	66	66	66	66	66	
5. 2001	XXX	XXX	XXX	57	54	51	51	51	51	51	
6. 2002	XXX	XXX	XXX	XXX	31	27	27	27	27	27	
7. 2003	XXX	XXX	XXX	XXX	XXX	39	40	40	40	40	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	31	31	31	31	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	54	55	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	107	113	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	138	138
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	146
13. Earned Prems.(P-Pt 1)	104	81	53	48	28	33	31	52	110	146	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	6	(1)		1							
2. 1998	48	45	45	46	46	46	46	46	46	46	
3. 1999	XXX	34	27	27	27	27	27	27	27	27	
4. 2000	XXX	XXX	20	18	18	18	18	18	18	18	
5. 2001	XXX	XXX	XXX	20	20	19	19	20	20	20	
6. 2002	XXX	XXX	XXX	XXX	10	9	9	10	10	10	
7. 2003	XXX	XXX	XXX	XXX	XXX	7	7	8	8	8	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6	6	6	6	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	11	12	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	29	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29	29
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30
13. Earned Prems.(P-Pt 1)	54	30	13	20	9	6	6	13	28	30	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(3)	(1)	0								
2. 1998	57	43	43	43	43	43	43	43	43	43	
3. 1999	XXX	63	58	58	58	58	58	58	58	58	
4. 2000	XXX	XXX	38	37	36	36	(91)	(91)	(91)	(91)	
5. 2001	XXX	XXX	XXX	24	13	13	(157)	(157)	(157)	(157)	
6. 2002	XXX	XXX	XXX	XXX	7	7	3	3	3	3	
7. 2003	XXX	XXX	XXX	XXX	XXX	58	52	52	52	52	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	368	368	368	368	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38	38	38	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	60	60	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59	59
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59
13. Earned Prems.(P-Pt 1)	54	49	33	23	(5)	58	59	38	60	59	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(1)	(1)	0								
2. 1998	44	33	33	33	33	33	33	33	33	33	
3. 1999	XXX	25	23	23	23	23	23	23	23	23	
4. 2000	XXX	XXX	19	18	17	17	7	7	7	7	
5. 2001	XXX	XXX	XXX	16	9	9	0	0	0	0	
6. 2002	XXX	XXX	XXX	XXX	3	3	3	3	3	3	
7. 2003	XXX	XXX	XXX	XXX	XXX	10	10	10	10	10	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	19	19	19	19	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	23	23	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18	18	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	22
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22
13. Earned Prems.(P-Pt 1)	43	14	17	15	(4)	10	(0)	23	18	22	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	51,642		
1.12 Totals	51,642	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
 5.1 Fidelity ....
 5.2 Surety $..........9

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.

2) Effective 7/1/1999 Star Insurance Company replaced Williamsburg National Insurance Company as the quota share reinsurer for the assumed commercial auto liability, commercial physical damage, and general liability from Ranger Insurance Company. As a result of this transaction, net earned premium reserves of $227,751 and net unpaid oss and loss adjustment expense reserves of $831,756 were transferred to Star Insurance Company effective 7/1/1999.

3) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002. The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.

4) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business. Effective 6/1/2005 the retention increased to $500,000.

5) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.

6) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Williamsburg National Insurance Company. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

7) Effective 12/1/2003 the per claim retention for The Crest Trucking program increased to $350,000 from $250,000. Effective 12/1/2005 the per claim retention for the Crest Trucking program increased to $500,000.

8) Effective 1/1/2005, Williamsburg National Insurance Company began an intercompany pooling arrangement with Star Insurance Company (NAIC #18023), Savers Property and Casualty Insurance Company (NAIC #16551) and Ameritrust Insurance Corporation (NAIC #10665). All lines of The respective percentages as of January 1, 2006 are: 11.4%, 56.6%, 22.0% and 10.0% business are included in this arrangement except accident and health.

9) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

10) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities for PICL. Star assumed liabilities of $1.1 million from PICL, which are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

Exhibit 28.4 Ameritrust Insurance Corporation's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	118	22	29	70	7		6	62	XXX
2. 1998	18,458	8,460	9,998	11,350	6,248	2,803	1,601	822	61	55	7,064	XXX
3. 1999	21,520	10,080	11,441	15,728	8,929	3,291	1,575	1,126	104	101	9,537	XXX
4. 2000	27,407	14,124	13,283	20,350	12,408	3,785	1,971	1,458	223	190	10,992	XXX
5. 2001	29,419	13,969	15,450	17,872	9,424	3,190	1,308	1,285	289	331	11,325	XXX
6. 2002	20,923	6,790	14,133	11,609	4,879	2,114	758	850	59	520	8,877	XXX
7. 2003	21,231	6,250	14,981	9,424	2,599	1,702	268	903	54	109	9,109	XXX
8. 2004	28,886	7,438	21,448	10,976	3,479	1,825	213	1,091	28	84	10,171	XXX
9. 2005	32,552	7,556	24,996	9,958	2,342	1,260	106	1,109	12	81	9,867	XXX
10. 2006	32,729	7,237	25,492	7,221	1,598	840	40	1,114	1	59	7,538	XXX
11. 2007	33,710	6,890	26,820	3,683	648	475	7	833	0	38	4,336	XXX
12. Totals	XXX	XXX	XXX	118,289	52,576	21,313	7,917	10,598	832	1,573	88,876	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	571	350	305	152	44	17	76	41	21	2	19	455	XXX
2. 1998	615	452	324	258	43	32	90	75	27	6	7	276	XXX
3. 1999	711	567	500	443	64	90	141	122	48	10	10	233	XXX
4. 2000	1,239	1,042	645	568	62	46	131	108	70	1	12	381	XXX
5. 2001	1,383	1,129	737	626	100	68	163	123	73	1	16	511	XXX
6. 2002	665	392	915	635	65	29	235	168	49	(1)	9	706	XXX
7. 2003	1,003	263	1,151	541	90	15	265	113	70	0	17	1,646	XXX
8. 2004	2,188	960	2,163	998	165	34	598	276	98	0	41	2,944	XXX
9. 2005	3,418	993	3,409	1,139	276	38	907	325	163	0	63	5,677	XXX
10. 2006	3,771	845	5,585	1,650	279	34	1,553	482	289		85	8,467	XXX
11. 2007	3,770	520	9,320	2,376	315	26	2,498	693	487		128	12,776	XXX
12. Totals	19,334	7,513	25,055	9,387	1,502	428	6,658	2,524	1,394	19	408	34,071	XXX

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	374	81
2. 1998	16,073	8,733	7,340	87.1	103.2	73.4			10.00	229	47
3. 1999	21,610	11,840	9,770	100.4	117.5	85.4			10.00	201	32
4. 2000	27,741	16,368	11,372	101.2	115.9	85.6			10.00	274	107
5. 2001	24,803	12,966	11,836	84.3	92.8	76.6			10.00	365	146
6. 2002	16,502	6,920	9,583	78.9	101.9	67.8			10.00	553	153
7. 2003	14,607	3,852	10,755	68.8	61.6	71.8			10.00	1,350	296
8. 2004	19,103	5,988	13,115	66.1	80.5	61.1			10.00	2,393	551
9. 2005	20,498	4,955	15,544	63.0	65.6	62.2			10.00	4,694	983
10. 2006	20,652	4,648	16,004	63.1	64.2	62.8			10.00	6,861	1,605
11. 2007	21,382	4,271	17,111	63.4	62.0	63.8			10.00	10,195	2,581
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	27,489	6,582

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	4,033	5,855	5,772	5,766	5,841	6,073	6,205	6,245	6,325	6,315	(10)	70
2. 1998	5,347	6,009	6,863	6,247	6,367	6,367	6,461	6,542	6,598	6,559	(39)	16
3. 1999	XXX	6,882	7,783	8,023	8,602	8,799	8,687	8,682	8,698	8,710	11	28
4. 2000	XXX	XXX	9,208	10,332	9,777	9,636	9,568	9,962	10,114	10,069	(45)	107
5. 2001	XXX	XXX	XXX	10,198	10,646	10,917	11,097	10,893	10,799	10,768	(31)	(125)
6. 2002	XXX	XXX	XXX	XXX	8,798	8,601	8,673	8,808	8,741	8,741	(0)	(66)
7. 2003	XXX	XXX	XXX	XXX	XXX	9,318	9,443	9,840	9,939	9,836	(102)	(4)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12,852	12,370	11,751	11,955	204	(415)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,568	14,684	14,283	(401)	(285)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,844	14,603	(241)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,791	XXX	XXX
										12. Totals	(655)	(675)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000	1,788	3,756	4,459	4,748	5,171	5,381	5,650	5,824	5,879	XXX	XXX
2. 1998	1,392	3,111	4,464	5,166	5,655	5,946	6,066	6,232	6,304	6,304	XXX	XXX
3. 1999	XXX	1,620	3,940	5,687	7,166	7,952	8,212	8,417	8,476	8,515	XXX	XXX
4. 2000	XXX	XXX	2,299	5,303	6,963	8,246	8,887	9,254	9,595	9,757	XXX	XXX
5. 2001	XXX	XXX	XXX	2,605	5,852	8,040	9,222	9,874	10,225	10,330	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	2,359	4,726	6,373	7,379	7,855	8,086	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	2,386	4,897	6,558	7,633	8,260	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,888	5,803	7,646	9,108	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,245	6,710	8,769	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,631	6,425	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,502	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1,356	1,171	748	438	319	331	294	232	222	188
2. 1998	2,530	1,350	1,424	350	261	135	120	89	76	81
3. 1999	XXX	3,423	1,891	847	430	348	209	96	70	77
4. 2000	XXX	XXX	4,556	2,250	857	213	59	201	171	100
5. 2001	XXX	XXX	XXX	4,587	1,990	979	814	287	190	152
6. 2002	XXX	XXX	XXX	XXX	4,168	1,708	925	589	380	347
7. 2003	XXX	XXX	XXX	XXX	XXX	4,427	2,301	1,494	1,087	762
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,859	3,656	2,050	1,487
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,442	4,350	2,851
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,790	5,007
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,750

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	1,265	748	517	1,664	1,356	340	329	87	19	1	388	394
3. 1999	2,287	1,432	855	2,358	1,711	402	293	137	45	2	847	531
4. 2000	4,263	3,290	973	4,615	3,492	732	590	214	77	5	1,401	839
5. 2001	4,057	1,304	2,753	3,624	1,517	545	240	154	48	116	2,518	459
6. 2002	2,074	319	1,755	1,401	344	143	47	96	57	20	1,192	111
7. 2003	1,679	385	1,294	703	135	193	53	93	3	0	799	94
8. 2004	3,820	893	2,928	1,795	516	284	47	118	1	1	1,633	191
9. 2005	5,660	1,123	4,537	2,026	406	190	31	133		1	1,913	247
10. 2006	5,814	880	4,934	971	52	60	2	158	0	3	1,135	251
11. 2007	6,174	827	5,347	526	0	19		130	0	1	675	238
12. Totals	XXX	XXX	XXX	19,684	9,529	2,909	1,631	1,319	250	150	12,501	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1998	3	3	(0)	(0)	0	0	(0)	(0)	0	0		0	0
3. 1999	1	1	0	0	1	1	0	0	0	0		0	0
4. 2000	24	20	0	0	5	3	0	0	1	0	0	7	1
5. 2001	109	66	49	41	8	4	10	8	1		1	57	1
6. 2002	15	0	36	9	1		7	2	1		0	49	1
7. 2003	111	63	26	20	11	1	5	4	5		1	70	1
8. 2004	102	18	139	102	13	0	28	20	1		2	141	2
9. 2005	856	311	413	219	63	12	82	44	11		10	840	9
10. 2006	1,144	301	1,083	389	42	7	216	78	62		18	1,772	15
11. 2007	1,175	246	1,975	426	52	8	394	85	105		25	2,937	83
12. Totals	3,539	1,028	3,721	1,206	196	37	742	241	186	1	58	5,872	112

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	2,094	1,706	388	165.6	228.1	75.0			10.00	0	0
3. 1999	2,899	2,051	847	126.8	143.2	99.2			10.00	0	0
4. 2000	5,591	4,183	1,408	131.1	127.1	144.8			10.00	5	2
5. 2001	4,499	1,924	2,575	110.9	147.6	93.5			10.00	50	7
6. 2002	1,700	459	1,241	82.0	143.9	70.7			10.00	42	8
7. 2003	1,148	279	869	68.4	72.5	67.1			10.00	54	16
8. 2004	2,479	705	1,774	64.9	79.0	60.6			10.00	120	21
9. 2005	3,775	1,022	2,752	66.7	91.1	60.7			10.00	739	101
10. 2006	3,736	828	2,907	64.2	94.1	58.9			10.00	1,537	235
11. 2007	4,376	764	3,612	70.9	92.5	67.5			10.00	2,479	458
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	5,026	846

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	97	71	4	7	1			24	XXX
2. 1998	8,667	3,124	5,542	4,714	1,686	650	193	467	21	11	3,930	1,145
3. 1999	9,392	3,519	5,873	6,297	2,696	881	389	572	36	19	4,629	1,207
4. 2000	12,179	4,905	7,274	9,629	5,669	1,199	607	803	96	53	5,259	1,532
5. 2001	14,007	7,791	6,215	7,609	4,822	921	515	689	187	88	3,696	1,723
6. 2002	10,820	3,072	7,748	5,428	1,761	763	137	445	(41)	55	4,780	868
7. 2003	12,313	3,403	8,911	5,736	1,417	881	98	506	0	50	5,609	810
8. 2004	14,341	2,817	11,525	4,869	676	881	53	589		25	5,609	813
9. 2005	13,788	1,846	11,942	4,131	376	660	20	498		13	4,892	701
10. 2006	12,293	1,485	10,809	2,923	256	545	15	537		6	3,735	673
11. 2007	11,634	1,408	10,226	1,255	139	386	4	390		0	1,886	569
12. Totals	XXX	XXX	XXX	52,688	19,570	7,771	2,038	5,497	300	320	44,049	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	548	337	218	96	14	9	39	17	16		5	377	3
2. 1998	540	398	197	142	20	11	35	25	19		5	234	3
3. 1999	592	477	295	267	30	29	53	48	34		6	184	6
4. 2000	1,159	1,014	584	543	43	41	104	97	64		11	258	10
5. 2001	1,111	984	556	519	47	47	99	93	62		11	232	13
6. 2002	582	368	533	334	33	18	95	60	39		7	503	8
7. 2003	694	141	892	413	40	8	159	74	47		10	1,197	10
8. 2004	1,080	571	1,165	508	63	21	208	91	51		15	1,377	17
9. 2005	1,504	408	1,644	396	104	16	294	71	86		20	2,740	27
10. 2006	1,542	135	2,320	492	139	13	415	88	125		25	3,815	50
11. 2007	2,079	243	3,527	571	176	15	631	102	221		36	5,704	228
12. Totals	11,432	5,076	11,931	4,279	709	229	2,133	765	765	0	151	16,621	374

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	333	43
2. 1998	6,641	2,478	4,164	76.6	79.3	75.1			10.00	197	37
3. 1999	8,755	3,942	4,813	93.2	112.0	82.0			10.00	144	41
4. 2000	13,584	8,067	5,517	111.5	164.5	75.8			10.00	186	72
5. 2001	11,095	7,167	3,928	79.2	92.0	63.2			10.00	163	69
6. 2002	7,918	2,635	5,283	73.2	85.8	68.2			10.00	413	90
7. 2003	8,956	2,150	6,806	72.7	63.2	76.4			10.00	1,032	165
8. 2004	8,905	1,920	6,986	62.1	68.2	60.6			10.00	1,167	210
9. 2005	8,921	1,288	7,633	64.7	69.8	63.9			10.00	2,344	396
10. 2006	8,547	998	7,550	69.5	67.2	69.8			10.00	3,236	579
11. 2007	8,665	1,075	7,591	74.5	76.3	74.2			10.00	4,793	911
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	14,008	2,613

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	8	(35)	26	40	6		0	35	XXX
2. 1998	2,738	1,648	1,090	2,091	1,365	700	537	130	18	14	1,000	363
3. 1999	3,473	1,913	1,560	3,570	2,356	859	529	203	21	49	1,726	497
4. 2000	4,002	2,146	1,856	2,902	1,631	652	370	213	37	87	1,730	543
5. 2001	4,276	1,575	2,700	3,435	1,461	613	115	210	21	51	2,661	466
6. 2002	3,467	1,121	2,346	2,147	929	351	76	167	14	31	1,646	272
7. 2003	3,773	1,166	2,607	1,499	207	312	33	153	12	37	1,711	215
8. 2004	6,485	2,114	4,371	2,766	1,320	387	65	231	3	24	1,996	249
9. 2005	7,951	2,468	5,483	2,339	864	239	36	255	(0)	16	1,934	227
10. 2006	9,133	2,819	6,314	2,087	755	159	18	236	(0)	15	1,709	214
11. 2007	9,589	2,484	7,105	808	87	43	2	162		10	924	152
12. Totals	XXX	XXX	XXX	23,652	10,939	4,341	1,821	1,965	127	332	17,071	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	14	10	59	39	20	5	26	17	4	2	1	50	5
2. 1998	21	20	110	107	21	20	47	46	6	6	2	5	3
3. 1999	40	37	193	171	31	29	83	74	11	9	3	37	6
4. 2000	20	1	25	10	10	2	11	4	2	0	1	50	2
5. 2001	139	64	85	35	35	12	33	12	8		3	178	3
6. 2002	31	3	55	20	10	1	23	8	4		1	90	1
7. 2003	152	44	143	37	30	4	60	15	11		4	296	6
8. 2004	776	290	661	283	72	6	276	121	33		21	1,118	23
9. 2005	888	177	1,004	321	80	8	371	120	50		28	1,768	34
10. 2006	744	207	1,479	493	60	9	606	200	63		33	2,044	37
11. 2007	285	9	2,397	739	50	0	890	257	93		40	2,709	51
12. Totals	3,110	861	6,210	2,254	420	95	2,426	873	283	18	138	8,347	169

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	25	25
2. 1998	3,126	2,121	1,005	114.2	128.7	92.3			10.00	3	2
3. 1999	4,989	3,225	1,763	143.6	168.6	113.1			10.00	24	13
4. 2000	3,835	2,055	1,780	95.8	95.7	95.9			10.00	34	17
5. 2001	4,558	1,719	2,838	106.6	109.1	105.1			10.00	126	52
6. 2002	2,788	1,052	1,736	80.4	93.8	74.0			10.00	63	27
7. 2003	2,359	352	2,007	62.5	30.2	77.0			10.00	214	82
8. 2004	5,201	2,088	3,114	80.2	98.7	71.2			10.00	864	254
9. 2005	5,226	1,525	3,702	65.7	61.8	67.5			10.00	1,394	374
10. 2006	5,434	1,681	3,753	59.5	59.6	59.4			10.00	1,524	520
11. 2007	4,727	1,094	3,633	49.3	44.0	51.1			10.00	1,934	775
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	6,205	2,142

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported- Direct and Assumed
1. Prior	XXX	XXX	XXX			1		0			1	XXX
2. 1998	65	33	32	4	2	10	9	1			5	3
3. 1999	85	41	44	41	6	10	2	4			47	3
4. 2000	103	34	68	59	40	31	14	3			39	3
5. 2001	118	30	88	9	13	13	6	2			5	3
6. 2002	114	16	99	29	4	29	6	4			51	2
7. 2003	152	13	139	41	38	9	1	3			13	3
8. 2004	172	12	159	12	1	14	5	3			23	2
9. 2005	198	11	187	17	8	3	1	2			13	1
10. 2006	189	1	189					0			0	0
11. 2007	151		151								0	
12. Totals	XXX	XXX	XXX	211	112	120	43	22	0	0	198	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding- Direct and Assumed
1. Prior			4				2		0			6	
2. 1998			0				0		0			0	
3. 1999	1		1		1		0		0			3	0
4. 2000	20		4		0		2		1			28	0
5. 2001			4				2		0			7	
6. 2002			7				4		0			11	
7. 2003			10	1	1	0	6	1	1			16	0
8. 2004	5	2	27	3	3	1	15	2	2			44	0
9. 2005	31		40	6	6		23	3	4			95	1
10. 2006			58		0		33		5			96	0
11. 2007			54				31		5			90	
12. Totals	57	2	210	9	11	1	120	6	19	0	0	397	1

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	4	2
2. 1998	16	11	6	24.7	31.9	17.3			10.00	0	0
3. 1999	57	8	50	67.8	18.4	113.6			10.00	2	2
4. 2000	121	54	67	118.3	157.9	98.5			10.00	24	4
5. 2001	31	19	12	25.9	62.7	13.3			10.00	4	3
6. 2002	72	10	62	63.2	63.0	63.3			10.00	7	4
7. 2003	70	41	29	46.0	319.1	20.9			10.00	10	6
8. 2004	81	14	67	47.3	116.0	42.0			10.00	27	16
9. 2005	126	19	108	63.7	166.1	57.6			10.00	65	30
10. 2006	97	0	97	51.1	0.0	51.3			10.00	58	38
11. 2007	90	0	90	60.0	0.0	60.0			10.00	54	36
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	256	141

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	261	135	126	141	72	65	26	9			118	9
3. 1999	301	145	156	178	72	112	50	13			182	11
4. 2000	362	114	248	295	160	128	34	16			246	11
5. 2001	495	108	387	348	167	176	48	21			329	11
6. 2002	620	123	497	217	25	196	19	23			392	14
7. 2003	766	146	620	442	161	236	35	37			520	16
8. 2004	881	174	707	118	7	136	15	32			264	13
9. 2005	1,013	110	903	117	7	78	12	32			208	7
10. 2006	948	87	861	48	8	30	4	32			99	7
11. 2007	908	105	802	1	(1)	2		13			17	4
12. Totals	XXX	XXX	XXX	1,904	677	1,158	241	230	0	0	2,374	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			0	0			0	0	0			0	0
7. 2003	15		6	3	3		3	2	1			23	0
8. 2004			3	1	0		2	0	0			4	0
9. 2005	14	3	58	21	8	1	33	13	4			80	1
10. 2006	88	11	171	20	20	2	98	15	14			343	2
11. 2007	41		279	43	17		159	24	19			448	3
12. Totals	158	14	518	87	47	3	295	54	38	0	0	898	5

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	216	98	118	82.7	72.7	93.3			10.00	0	0
3. 1999	303	122	182	101.0	84.1	116.6			10.00	0	0
4. 2000	439	194	246	121.3	169.9	99.0			10.00	0	0
5. 2001	545	215	329	110.0	198.7	85.2			10.00	0	0
6. 2002	436	44	392	70.4	35.9	78.9			10.00	0	0
7. 2003	743	200	543	97.0	137.1	87.5			10.00	18	5
8. 2004	291	23	268	33.0	13.1	37.9			10.00	2	2
9. 2005	344	55	288	33.9	50.4	31.9			10.00	49	32
10. 2006	501	59	442	52.8	68.4	51.3			10.00	228	115
11. 2007	531	66	465	58.5	62.7	58.0			10.00	278	170
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	575	323

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

NONE

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	7	(0)	(1)		0			6	XXX
2. 1998	1,167	132	1,036	435	110	246	46	45			569	60
3. 1999	1,485	542	943	929	421	480	70	83		4	1,001	82
4. 2000	1,624	769	855	686	155	395	67	60			919	69
5. 2001	1,461	537	924	678	428	252	74	61		37	489	54
6. 2002	836	473	364	71	15	45	12	28			118	25
7. 2003	807	432	375	111	53	21	11	25	(7)		99	17
8. 2004	1,017	511	506	585	523	38	6	38	7	0	125	43
9. 2005	1,211	733	477	181	137	17	2	45		0	104	20
10. 2006	1,301	622	678	38	11	8	1	33			67	21
11. 2007	2,012	815	1,197	11	2	2	1	25			35	28
12. Totals	XXX	XXX	XXX	3,732	1,855	1,503	290	442	0	41	3,532	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	5		14	10	5		6	4	1		0	16	0
2. 1998	45	27	12	5	1		5	1	2		1	32	0
3. 1999	73	48	11	5	1	31	5	0	3		1	8	0
4. 2000	4	1	26	12	3	0	11	5	1		0	26	1
5. 2001	3		31	22	8	3	13	6	1		0	24	0
6. 2002	4	1	34	28	2	0	15	10	1		0	18	0
7. 2003	11	1	64	60	3	1	28	16	4		1	34	0
8. 2004	181	37	139	89	9	2	60	38	9		4	231	3
9. 2005	116	90	199	165	6	1	86	71	6		4	86	3
10. 2006	240	189	321	214	8	1	139	92	14		6	227	4
11. 2007	54	19	703	444	6	2	304	192	27		9	436	9
12. Totals	734	412	1,555	1,054	52	42	671	437	68	0	26	1,136	21

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	9	7
2. 1998	792	190	602	67.8	144.7	58.1			10.00	25	7
3. 1999	1,584	575	1,009	106.6	106.0	107.0			10.00	31	(23)
4. 2000	1,184	240	945	72.9	31.1	110.5			10.00	16	9
5. 2001	1,046	534	513	71.6	99.4	55.5			10.00	11	12
6. 2002	201	65	136	24.0	13.8	37.4			10.00	10	8
7. 2003	267	134	133	33.1	31.1	35.4			10.00	15	19
8. 2004	1,058	703	355	104.1	137.5	70.3			10.00	194	37
9. 2005	656	466	190	54.2	63.6	39.8			10.00	59	26
10. 2006	802	508	294	61.6	81.6	43.3			10.00	159	68
11. 2007	1,131	660	471	56.2	81.0	39.3			10.00	293	143
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	823	313

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		(22)	1	22				1	XXX
2. 1998	1,267	193	1,074	588	183	354	74	44	2		727	38
3. 1999	1,445	228	1,217	394	105	323	64	43	1		590	47
4. 2000	1,555	361	1,194	536	252	405	110	75	13	1	641	52
5. 2001	1,674	499	1,175	742	314	503	188	96	33		807	57
6. 2002	796	282	514	292	169	198	111	65	29	10	246	38
7. 2003	70	4	66	3	3	8	4	56	46		14	5
8. 2004	290	155	135	14		49		41	17		87	17
9. 2005	391	62	330	29		33		46	12		97	25
10. 2006	422	57	365	44		16		20	1		78	20
11. 2007	469	109	360	20	2	3		18			39	22
12. Totals	XXX	XXX	XXX	2,662	1,007	1,893	571	505	154	11	3,328	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	3	2			5	3			0			3	0
2. 1998	3		1	0	1		0	0	0			4	0
3. 1999												0	
4. 2000	5		6	3	1		3	1	0			11	0
5. 2001	7	2	8	3	2	2	3	1	1	0	0	14	1
6. 2002	13		10	5	8		5	2	1		0	30	1
7. 2003												0	
8. 2004	(1)		12	2	2		5	1	1			15	0
9. 2005	0		25	5	0		11	2	1		0	30	1
10. 2006	1		46	5	4		20	2	2		0	65	1
11. 2007	13	3	75	25	8		32	11	5		1	95	5
12. Totals	43	6	182	49	32	5	79	21	12	0	1	267	9

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	2
2. 1998	991	260	731	78.2	134.3	68.1			10.00	3	1
3. 1999	760	170	590	52.6	74.4	48.5			10.00	0	0
4. 2000	1,031	378	652	66.3	104.9	54.6			10.00	8	3
5. 2001	1,363	542	821	81.4	108.5	69.9			10.00	10	3
6. 2002	593	317	276	74.5	112.3	53.8			10.00	18	12
7. 2003	67	53	14	95.9	1,259.5	21.6			10.00	0	0
8. 2004	122	20	101	42.0	13.2	75.1			10.00	8	6
9. 2005	146	19	127	37.4	30.8	38.6			10.00	20	10
10. 2006	152	9	144	36.0	15.0	39.3			10.00	41	24
11. 2007	175	41	134	37.3	37.9	37.1			10.00	60	34
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	171	96

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	30	26	13	10			0	7	XXX
2. 2006	1,381	1,162	219	584	514	3		15		1	88	XXX
3. 2007	1,314	1,054	259	501	418	2	0	18			103	XXX
4. Totals	XXX	XXX	XXX	1,115	957	17	10	34	0	1	198	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	59	48	19	16	5	4	2	2	2		0	16	4
2. 2006	7	2	33	29	2	1	4	3	1		0	11	1
3. 2007	6		124	102	1		13	11	4		0	35	2
4. Totals	72	50	175	148	8	5	19	16	7	0	1	61	6

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	13	3
2. 2006	649	550	99	47.0	47.3	45.2			10.00	9	2
3. 2007	669	532	138	51.0	50.4	53.2			10.00	28	7
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	50	12

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	(7)		12		7		8	13	XXX
2. 2006	1,089	76	1,013	515		16		79		34	610	96
3. 2007	1,272	34	1,238	561		18		75		28	654	122
4. Totals	XXX	XXX	XXX	1,069	0	46	0	162	0	70	1,277	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	1		11		7		1		0		1	21	7
2. 2006	3		28		1		4		1		2	36	7
3. 2007	115		120	0	4		16	0	6		17	261	28
4. Totals	119	0	159	0	13	0	21	0	7	0	21	319	42

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	12	9
2. 2006	646	0	646	59.3	0.0	63.8			10.00	31	5
3. 2007	916	0	916	72.0	0.1	73.9			10.00	235	26
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	278	41

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	12	14	24	28			10	(5)	XXX
2. 2006	8	7	1								0	XXX
3. 2007	9	8	1								0	XXX
4. Totals	XXX	XXX	XXX	12	14	24	28	0	0	10	(5)	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	60	60	267	265	10	10	96	95	5	(0)	13	8	
2. 2006			1	1			1	0	0			0	
3. 2007			4	4			1	1	0			1	
4. Totals	60	60	272	270	10	10	98	97	5	(0)	13	9	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2	6
2. 2006	2	2	0	24.9	23.6	40.5			10.00	0	0
3. 2007	6	5	1	61.4	59.5	87.0			10.00	0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3	6

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments - Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(332)	332								0	XXX
8. 2004		(266)	266								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			10.00	0	0
3. 1999	0	0	0	0.0	0.0	0.0			10.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			10.00	0	0
5. 2001	0	0	0	0.0	0.0	0.0			10.00	0	0
6. 2002	0	0	0	0.0	0.0	0.0			10.00	0	0
7. 2003	0	0	0	0.0	0.0	0.0			10.00	0	0
8. 2004	0	0	0	0.0	0.0	0.0			10.00	0	0
9. 2005	0	0	0	0.0	0.0	0.0			10.00	0	0
10. 2006	0	0	0	0.0	0.0	0.0			10.00	0	0
11. 2007	0	0	0	0.0	0.0	0.0			10.00	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments – Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid – Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid – Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	91	47	44	1	1	2	1	1			3	0
3. 1999	71	26	45					1			1	0
4. 2000	46	11	35	70	40	7	6	1			32	1
5. 2001	42	18	24	6	1	5	1	1	0		10	1
6. 2002	24	8	16	0	0						0	0
7. 2003	29	6	23					1			1	0
8. 2004	27	5	22	0				1			1	0
9. 2005	45	11	34	9	0	3		2			13	1
10. 2006	97	24	73	12	3	4	0	4		0	16	3
11. 2007	128	26	102	0	0	0	0	1			2	1
12. Totals	XXX	XXX	XXX	99	45	21	8	12	0	0	78	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			0	0			0	0	0			0	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	5	2	4	1	1		2	0	0			8	0
10. 2006	1		20	8	3		9	3	1			23	0
11. 2007	3	1	45	15	1	0	19	7	3			47	0
12. Totals	9	4	69	24	4	0	30	10	4	0	0	79	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	4	2	3	4.6	3.6	5.7			10.00	0	0
3. 1999	1	0	1	1.0	0.0	1.6			10.00	0	0
4. 2000	78	46	32	168.8	406.1	90.8			10.00	0	0
5. 2001	12	2	10	28.4	9.3	42.2			10.00	0	0
6. 2002	0	0	0	1.3	2.6	0.7			10.00	0	0
7. 2003	1	0	1	2.8	0.0	3.5			10.00	0	0
8. 2004	1	0	1	4.2	0.1	5.1			10.00	0	0
9. 2005	26	4	22	57.0	36.8	63.8			10.00	6	2
10. 2006	53	14	40	54.9	56.1	54.5			10.00	14	9
11. 2007	72	23	49	56.3	89.0	47.8			10.00	31	16
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	51	28

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	48	37	10	9		3	3	0			9	0
3. 1999	43	13	30	100	110	12	12	0			(9)	0
4. 2000	29	15	15								0	
5. 2001	20	13	7			3	3				0	0
6. 2002	(4)	(4)	(0)			0	0	0			0	
7. 2003	51	9	42								0	
8. 2004	52	(0)	52					0			0	
9. 2005	33	20	14								0	
10. 2006	53	16	37								0	
11. 2007	52	19	33								0	
12. Totals	XXX	XXX	XXX	109	110	18	18	1	0	0	(0)	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			2				1					2	
8. 2004			5				2					7	
9. 2005			6				3					9	
10. 2006			23				10					33	
11. 2007			16	7			7	3				13	
12. Totals	0	0	52	7	0	0	23	3	0	0	0	65	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	12	3	9	24.2	7.0	87.3			10.00	0	0
3. 1999	112	121	(9)	259.9	954.3	(30.3)			10.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			10.00	0	0
5. 2001	3	3	0	16.4	25.4	0.0			10.00	0	0
6. 2002	0	0	0	(5.0)	(2.7)	(33.3)			10.00	0	0
7. 2003	2	0	2	4.5	0.0	5.4			10.00	2	1
8. 2004	7	0	7	14.4	0.0	14.3			10.00	5	2
9. 2005	9	0	9	25.7	0.0	63.5			10.00	6	3
10. 2006	33	0	33	63.4	0.0	90.5			10.00	23	10
11. 2007	23	10	13	44.6	52.9	39.6			10.00	9	4
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	45	19

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	139	187	187	197	209	212	212	212	212	212	0	0
2. 1998	298	337	345	322	327	322	321	320	320	320	(0)	(0)
3. 1999	XXX	669	668	723	786	767	748	759	758	756	(2)	(3)
4. 2000	XXX	XXX	1,026	989	1,276	1,229	1,279	1,263	1,282	1,271	(10)	8
5. 2001	XXX	XXX	XXX	1,975	2,150	2,405	2,441	2,500	2,473	2,468	(5)	(31)
6. 2002	XXX	XXX	XXX	XXX	1,054	1,032	1,161	1,192	1,193	1,201	9	9
7. 2003	XXX	XXX	XXX	XXX	XXX	801	767	765	781	773	(8)	8
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,732	1,675	1,522	1,656	134	(19)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,504	2,587	2,609	21	105
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,778	2,688	(90)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,377	XXX	XXX
										12. Totals	49	76

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

1. Prior	2,333	2,404	2,289	2,230	2,240	2,273	2,400	2,425	2,444	2,451	7	26
2. 1998	3,171	3,429	3,898	3,421	3,536	3,550	3,610	3,678	3,742	3,700	(43)	21
3. 1999	XXX	3,659	4,107	4,134	4,353	4,404	4,273	4,208	4,221	4,243	23	35
4. 2000	XXX	XXX	4,893	5,621	4,748	4,533	4,479	4,782	4,847	4,747	(100)	(35)
5. 2001	XXX	XXX	XXX	3,920	3,997	3,803	3,772	3,406	3,347	3,363	16	(43)
6. 2002	XXX	XXX	XXX	XXX	4,852	4,861	4,716	4,835	4,772	4,758	(14)	(77)
7. 2003	XXX	XXX	XXX	XXX	XXX	5,627	5,838	6,256	6,357	6,253	(105)	(3)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,344	7,020	6,732	6,346	(386)	(674)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,581	7,613	7,049	(564)	(531)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,001	6,887	(114)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,979	XXX	XXX
										12. Totals	(1,281)	(1,282)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

1. Prior	775	881	925	1,039	1,103	1,221	1,242	1,251	1,297	1,286	(11)	34
2. 1998	731	849	958	927	916	899	905	899	899	893	(6)	(5)
3. 1999	XXX	944	1,203	1,311	1,425	1,533	1,565	1,570	1,573	1,580	7	10
4. 2000	XXX	XXX	1,410	1,503	1,508	1,576	1,506	1,579	1,570	1,603	33	24
5. 2001	XXX	XXX	XXX	2,114	2,162	2,421	2,542	2,631	2,633	2,642	9	11
6. 2002	XXX	XXX	XXX	XXX	1,528	1,543	1,598	1,553	1,563	1,580	18	27
7. 2003	XXX	XXX	XXX	XXX	XXX	1,675	1,774	1,788	1,786	1,856	70	68
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,423	2,412	2,456	2,854	397	442
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,793	3,062	3,397	335	604
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,299	3,454	156	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,378	XXX	XXX
										12. Totals	1,007	1,214

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	87	89	100	85	67	71	69	66	83	71	(12)	4
2. 1998	20	15	20	8	4	5	4	4	5	5	(0)	0
3. 1999	XXX	46	50	28	43	52	45	45	45	46	1	1
4. 2000	XXX	XXX	50	39	37	58	39	36	52	63	11	27
5. 2001	XXX	XXX	XXX	49	29	33	26	14	12	9	(2)	(5)
6. 2002	XXX	XXX	XXX	XXX	54	55	65	65	61	58	(3)	(6)
7. 2003	XXX	XXX	XXX	XXX	XXX	68	79	89	76	25	(50)	(63)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	89	89	78	62	(16)	(27)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	103	93	101	8	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109	92	(18)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	85	XXX	XXX
										12. Totals	(81)	(71)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	59	75	74	80	82	82	82	82	82	82	0	0
2. 1998	48	74	100	104	98	109	109	109	109	109	0	0
3. 1999	XXX	69	142	140	166	175	169	173	172	168	(3)	(4)
4. 2000	XXX	XXX	200	182	193	221	220	230	229	229	0	(1)
5. 2001	XXX	XXX	XXX	308	379	360	325	311	308	308	(0)	(2)
6. 2002	XXX	XXX	XXX	XXX	312	373	382	385	373	369	(4)	(15)
7. 2003	XXX	XXX	XXX	XXX	XXX	441	517	541	522	505	(17)	(36)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	508	488	329	236	(93)	(251)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	637	494	252	(242)	(385)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	556	395	(161)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	433	XXX	XXX
										12. Totals	(520)	(696)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	429	469	439	458	463	471	460	457	467	479	12	21
2. 1998	400	460	669	552	545	529	528	553	547	555	8	2
3. 1999	XXX	489	590	688	797	847	879	924	928	923	(5)	(2)
4. 2000	XXX	XXX	481	726	733	731	734	775	858	884	25	108
5. 2001	XXX	XXX	XXX	395	377	382	436	481	491	451	(40)	(30)
6. 2002	XXX	XXX	XXX	XXX	237	115	105	118	109	107	(2)	(12)
7. 2003	XXX	XXX	XXX	XXX	XXX	325	133	87	85	97	12	10
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	229	195	156	316	160	121
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	186	123	139	16	(48)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	255	247	(8)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	419	XXX	XXX
										12. Totals	178	171

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	525	481	441	434	431	459	469	480	475	477	2	(2)
2. 1998	405	580	612	627	652	658	695	691	687	689	2	(2)
3. 1999	XXX	587	575	529	560	560	547	548	548	548	0	(0)
4. 2000	XXX	XXX	656	655	661	647	643	619	595	590	(5)	(30)
5. 2001	XXX	XXX	XXX	656	743	747	786	780	765	757	(8)	(23)
6. 2002	XXX	XXX	XXX	XXX	212	198	225	230	242	239	(3)	9
7. 2003	XXX	XXX	XXX	XXX	XXX	8	11	4	4	4	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	92	86	77	77	0	(9)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	123	99	92	(7)	(32)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	122	122	0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	XXX	XXX
										12. Totals	(19)	(88)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35	58	52	(6)	17
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	96	83	(14)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116	XXX	XXX
										4. Totals	(20)	17

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	142	126	139	13	(4)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	564	567	3	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	834	XXX	XXX
										4. Totals	15	(4)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	3	(4)	(7)	(15)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	(0)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	XXX	XXX
										4. Totals	(7)	(15)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior	40	28	46	43	44	43	43	43	43	43	(0)	(0)
2. 1998	15	8	4	4	3	2	2	2	2	2	(0)	(0)
3. 1999	XXX	13	7	2	3	0					0	0
4. 2000	XXX	XXX	9	11	8	9	32	31	31	31	(0)	(0)
5. 2001	XXX	XXX	XXX	6	3	3	10	10	9	9	0	(0)
6. 2002	XXX	XXX	XXX	XXX	5	1	0	0	0	0	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	4	0	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	1	0	0	(0)	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	8	19	11	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	35	(9)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	XXX	XXX
										12. Totals	2	1

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	46	110	92	108	107	107	106	107	107	107	0	0
2. 1998	6	6	10	10	9	14	9	9	9	9	0	0
3. 1999	XXX	7	0	5	5					(10)	(10)	(10)
4. 2000	XXX	XXX	5	2	2	1					0	0
5. 2001	XXX	XXX	XXX	3	2	1					0	0
6. 2002	XXX	XXX	XXX	XXX	0	(0)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	0				2	2	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14			7	7	7
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7		9	9	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	33	14	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	XXX	XXX
										12. Totals	23	2

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	117	159	171	197	212	212	212	212	212	396	275
2. 1998	62	297	307	319	320	320	320	320	320	320	221	173
3. 1999	XXX	(7)	264	477	637	727	737	755	756	756	254	277
4. 2000	XXX	XXX	230	388	849	1,030	1,216	1,240	1,255	1,265	412	427
5. 2001	XXX	XXX	XXX	336	1,070	1,816	2,139	2,331	2,411	2,412	238	220
6. 2002	XXX	XXX	XXX	XXX	272	512	864	1,073	1,103	1,153	66	44
7. 2003	XXX	XXX	XXX	XXX	XXX	112	310	533	659	708	80	14
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	253	662	1,144	1,517	170	19
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	439	1,096	1,780	212	25
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	437	977	199	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	545	116	40

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	754	1,189	1,485	1,618	1,747	1,845	1,951	2,068	2,091	2,968	800
2. 1998	699	1,708	2,398	2,777	3,029	3,237	3,295	3,418	3,488	3,484	874	268
3. 1999	XXX	909	2,239	3,023	3,702	3,888	3,945	4,031	4,070	4,093	951	251
4. 2000	XXX	XXX	1,175	2,962	3,375	3,962	4,181	4,336	4,521	4,553	1,215	307
5. 2001	XXX	XXX	XXX	832	2,132	2,754	2,825	3,012	3,120	3,193	1,298	412
6. 2002	XXX	XXX	XXX	XXX	1,262	2,784	3,493	3,930	4,205	4,294	695	166
7. 2003	XXX	XXX	XXX	XXX	XXX	1,355	3,137	4,069	4,701	5,103	638	162
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,622	3,506	4,500	5,020	625	170
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,706	3,546	4,395	536	138
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,612	3,198	465	158
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,496	225	115

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	385	613	765	822	964	1,062	1,155	1,208	1,237	1,057	746
2. 1998	340	480	720	808	861	883	890	885	887	888	204	156
3. 1999	XXX	360	613	923	1,170	1,452	1,493	1,520	1,526	1,544	306	185
4. 2000	XXX	XXX	444	903	1,150	1,324	1,381	1,462	1,529	1,554	366	176
5. 2001	XXX	XXX	XXX	814	1,403	1,755	2,186	2,377	2,482	2,472	326	137
6. 2002	XXX	XXX	XXX	XXX	493	840	1,145	1,333	1,429	1,494	189	82
7. 2003	XXX	XXX	XXX	XXX	XXX	642	963	1,219	1,408	1,570	139	71
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	640	1,049	1,295	1,768	139	88
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	601	1,348	1,679	121	73
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,050	1,473	112	65
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	762	65	37

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000			77	64	66	66	65	63	65	4	14
2. 1998				4	3	4	4	4	4	4	0	3
3. 1999	XXX			16	37	42	43	43	43	43	0	2
4. 2000	XXX	XXX		1	4	19	31	32	32	36	1	2
5. 2001	XXX	XXX	XXX	0	0	2	8	9	3	3	0	2
6. 2002	XXX	XXX	XXX	XXX		1	5	30	42	48	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	0	8	11	33	10	1	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	15	20	0	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	10	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	65	73	73	73	81	82	82	82	82	4	17
2. 1998	1	28	79	89	91	109	109	109	109	109	2	7
3. 1999	XXX	6	48	108	151	167	167	168	168	168	3	8
4. 2000	XXX	XXX	5	56	152	200	214	229	229	229	3	8
5. 2001	XXX	XXX	XXX	9	99	241	312	308	308	308	3	9
6. 2002	XXX	XXX	XXX	XXX	7	92	242	337	355	369	3	11
7. 2003	XXX	XXX	XXX	XXX	XXX	21	127	371	461	483	4	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	27	102	170	232	3	10
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	62	176	1	5
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	66	0	5
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	0	1

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	221	301	344	362	438	452	454	457	463	95	232
2. 1998	25	119	284	390	442	471	487	524	525	525	16	44
3. 1999	XXX	14	95	337	523	681	825	897	910	917	33	49
4. 2000	XXX	XXX	14	115	346	519	618	708	774	859	25	43
5. 2001	XXX	XXX	XXX	(12)	35	132	281	353	395	428	19	34
6. 2002	XXX	XXX	XXX	XXX	9	23	71	77	84	90	6	19
7. 2003	XXX	XXX	XXX	XXX	XXX	5	39	45	54	68	6	11
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30	51	73	94	15	26
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	16	59	5	12
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	34	7	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	7	13

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	253	338	375	401	433	440	469	475	475	40	204
2. 1998	59	233	422	497	625	634	673	684	684	685	8	30
3. 1999	XXX	42	246	366	492	540	547	548	548	548	9	37
4. 2000	XXX	XXX	71	332	477	557	584	572	577	579	14	38
5. 2001	XXX	XXX	XXX	98	398	582	703	716	737	744	16	40
6. 2002	XXX	XXX	XXX	XXX	(2)	76	143	171	210	210	10	27
7. 2003	XXX	XXX	XXX	XXX	XXX	(2)	4	4	4	4	0	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	18	41	53	63	1	16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	50	63	6	19
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	60	9	10
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	8	9

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	31	38	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	68	73	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	85	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	112	118	328	172
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	429	531	60	29
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	579	59	36

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(2)	(7)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	7	20	31	43	43	43	43	43	43	2	1
2. 1998			1	2	2	2	2	2	2	2	0	0
3. 1999	XXX											0
4. 2000	XXX	XXX		3	6	6	31	31	31	31	1	0
5. 2001	XXX	XXX	XXX	1	1	2	9	9	9	9	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2003	XXX	XXX	XXX	XXX	XXX							0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	11	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	12	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	80	84	102	105	107	106	107	107	107	3	4
2. 1998			9	9	9	9	9	9	9	9		0
3. 1999	XXX									(10)	0	0
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									0
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	66	14	5	2	0	0				
2. 1998	154	16	35	2	7	2	1			
3. 1999	XXX	404	147	69	43	1	6	0	1	
4. 2000	XXX	XXX	530	156	157	61	19	5	14	0
5. 2001	XXX	XXX	XXX	796	176	88	63	24	(12)	9
6. 2002	XXX	XXX	XXX	XXX	395	100	78	37	23	33
7. 2003	XXX	XXX	XXX	XXX	XXX	380	189	71	23	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	911	405	93	44
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,206	550	233
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,636	833
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,859

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	1,006	692	470	294	243	188	193	171	152	144
2. 1998	1,526	825	922	186	172	103	98	71	61	65
3. 1999	XXX	1,735	1,030	476	250	254	154	46	33	33
4. 2000	XXX	XXX	2,450	1,262	357	(35)	(43)	120	90	48
5. 2001	XXX	XXX	XXX	2,012	1,057	565	537	111	106	43
6. 2002	XXX	XXX	XXX	XXX	2,387	972	485	357	239	235
7. 2003	XXX	XXX	XXX	XXX	XXX	2,599	1,188	1,016	798	565
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,861	1,915	1,170	775
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,702	2,228	1,471
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,431	2,156
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,485

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	341	175	116	84	71	120	80	46	51	30
2. 1998	249	172	109	69	34	12	10	9	9	4
3. 1999	XXX	396	260	119	46	38	28	26	18	31
4. 2000	XXX	XXX	647	274	109	91	13	21	5	22
5. 2001	XXX	XXX	XXX	719	312	155	88	65	29	72
6. 2002	XXX	XXX	XXX	XXX	583	360	230	98	64	49
7. 2003	XXX	XXX	XXX	XXX	XXX	726	589	283	206	151
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,340	927	635	533
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,683	1,079	934
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,722	1,393
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,291

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	24	12	11	2	2	2		1	9	6
2. 1998	20	12	14	3	1	0	(0)	0	1	0
3. 1999	XXX	30	32	12	4	5	2	2	2	1
4. 2000	XXX	XXX	49	22	11	5	7	3	10	7
5. 2001	XXX	XXX	XXX	48	27	20	14	4	9	6
6. 2002	XXX	XXX	XXX	XXX	54	35	31	13	14	11
7. 2003	XXX	XXX	XXX	XXX	XXX	67	63	45	23	15
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	89	69	54	37
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	100	80	54
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109	91
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	85

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	17	2			0	0				
2. 1998	35	12	(2)	1	0	0				
3. 1999	XXX	44	53	10	0	4	0	2	1	
4. 2000	XXX	XXX	135	64	11	7	4	1	(0)	
5. 2001	XXX	XXX	XXX	225	100	10	11	2	0	
6. 2002	XXX	XXX	XXX	XXX	266	112	34	22	10	0
7. 2003	XXX	XXX	XXX	XXX	XXX	298	176	47	15	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	359	194	37	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	417	282	57
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	448	235
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	372

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	129	94	44	22	10	6	0	2	4	6
2. 1998	265	147	263	58	37	12	5	7	3	11
3. 1999	XXX	348	210	91	48	34	18	20	17	11
4. 2000	XXX	XXX	301	295	156	62	33	36	46	19
5. 2001	XXX	XXX	XXX	336	171	75	59	55	44	15
6. 2002	XXX	XXX	XXX	XXX	205	70	24	36	18	12
7. 2003	XXX	XXX	XXX	XXX	XXX	280	82	28	20	17
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	175	107	48	71
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	167	92	48
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	232	154
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	370

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	237	142	57	15	(10)		1	3		
2. 1998	235	147	78	27	8	5	7	2	2	1
3. 1999	XXX	394	154	59	29	11	0	(0)		
4. 2000	XXX	XXX	381	169	58	44	21	14	6	5
5. 2001	XXX	XXX	XXX	373	110	66	43	25	15	7
6. 2002	XXX	XXX	XXX	XXX	132	45	38	26	11	7
7. 2003	XXX	XXX	XXX	XXX	XXX	10	5			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	50	30	11	14
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	79	30	28
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83	58
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	71

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	6	2
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	4
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52		12
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55	32
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	5	3
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	13	5	2	1	1	1		0	0	
2. 1998	15	8	3	2	1	0		0	0	
3. 1999	XXX	13	7	2	3	0				
4. 2000	XXX	XXX	9	5	2	1	1	0	0	
5. 2001	XXX	XXX	XXX	6	2	0	0	1	0	0
6. 2002	XXX	XXX	XXX	XXX	5	1	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	4	0	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	4	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30	18
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	20	7	1	4	2					
2. 1998	6	6	2	1	0					
3. 1999	XXX	7	0	5	5					
4. 2000	XXX	XXX	5	2	2	1				
5. 2001	XXX	XXX	XXX	3	2	1				
6. 2002	XXX	XXX	XXX	XXX	0	(0)				
7. 2003	XXX	XXX	XXX	XXX	XXX	0				2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14			7
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7		9
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	33
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	45	15	1	0		0				0
2. 1998	55	172	202	213	216	216	218	219	220	221
3. 1999	XXX	90	187	227	245	251	253	253	253	254
4. 2000	XXX	XXX	150	321	376	399	408	413	412	412
5. 2001	XXX	XXX	XXX	123	203	225	234	237	237	238
6. 2002	XXX	XXX	XXX	XXX	40	54	60	64	65	66
7. 2003	XXX	XXX	XXX	XXX	XXX	80	117	78	79	80
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	99	158	167	170
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114	201	212
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118	199
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	18	11	0	0	0				0	
2. 1998	146	53	14	8	4	4	2	2	1	0
3. 1999	XXX	100	55	24	11	4	1	2	1	0
4. 2000	XXX	XXX	188	84	39	17	8	2	1	1
5. 2001	XXX	XXX	XXX	136	47	21	9	5	3	1
6. 2002	XXX	XXX	XXX	XXX	26	10	4	3	2	1
7. 2003	XXX	XXX	XXX	XXX	XXX	36	11	4	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	51	12	6	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83	18	9
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	78	15
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	14	14	(8)		(0)					
2. 1998	259	384	385	390	392	393	393	394	394	394
3. 1999	XXX	308	463	520	527	528	530	531	531	531
4. 2000	XXX	XXX	544	797	823	832	837	839	839	839
5. 2001	XXX	XXX	XXX	382	446	455	458	459	459	459
6. 2002	XXX	XXX	XXX	XXX	99	105	107	110	111	111
7. 2003	XXX	XXX	XXX	XXX	XXX	124	141	94	94	94
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	161	188	191	191
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	211	243	247
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	218	251
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	238

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	323	48	17	8	2	3	1	1	1	1
2. 1998	425	814	849	858	864	868	870	873	874	874
3. 1999	XXX	448	861	916	930	941	946	948	950	951
4. 2000	XXX	XXX	531	1,079	1,153	1,180	1,197	1,204	1,211	1,215
5. 2001	XXX	XXX	XXX	767	1,191	1,250	1,273	1,286	1,293	1,298
6. 2002	XXX	XXX	XXX	XXX	394	631	668	683	691	695
7. 2003	XXX	XXX	XXX	XXX	XXX	313	579	612	629	638
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	317	577	608	625
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	275	506	536
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	252	465
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	225

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	77	37	19	12	10	7	6	5	4	3
2. 1998	355	81	37	20	14	10	7	4	4	3
3. 1999	XXX	403	95	45	28	17	11	9	7	6
4. 2000	XXX	XXX	547	139	76	46	28	20	14	10
5. 2001	XXX	XXX	XXX	438	117	59	36	23	18	13
6. 2002	XXX	XXX	XXX	XXX	261	70	35	20	12	8
7. 2003	XXX	XXX	XXX	XXX	XXX	282	66	35	20	10
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	270	69	34	17
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	258	57	27
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	244	50
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	228

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	117	10	11		0	1	0			
2. 1998	924	1,137	1,150	1,141	1,143	1,143	1,144	1,144	1,145	1,145
3. 1999	XXX	1,001	1,190	1,200	1,203	1,206	1,207	1,207	1,207	1,207
4. 2000	XXX	XXX	1,287	1,509	1,523	1,526	1,529	1,530	1,531	1,532
5. 2001	XXX	XXX	XXX	1,552	1,707	1,715	1,718	1,720	1,721	1,723
6. 2002	XXX	XXX	XXX	XXX	776	860	865	866	868	868
7. 2003	XXX	XXX	XXX	XXX	XXX	712	800	805	808	810
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	710	802	809	813
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	636	696	701
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	616	673
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	569

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	50	11	12	3	5	5	6	5	3	3
2. 1998	130	180	189	198	199	200	201	203	203	204
3. 1999	XXX	178	269	287	294	299	302	305	305	306
4. 2000	XXX	XXX	209	335	350	357	361	364	365	366
5. 2001	XXX	XXX	XXX	222	297	310	317	323	325	326
6. 2002	XXX	XXX	XXX	XXX	134	175	181	185	188	189
7. 2003	XXX	XXX	XXX	XXX	XXX	97	130	135	138	139
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	86	128	134	139
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82	114	121
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80	112
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	39	29	21	19	16	19	17	10	8	5
2. 1998	63	26	15	7	6	4	7	5	3	3
3. 1999	XXX	81	34	18	12	8	9	7	5	6
4. 2000	XXX	XXX	112	28	15	10	6	3	2	2
5. 2001	XXX	XXX	XXX	77	27	17	11	7	4	3
6. 2002	XXX	XXX	XXX	XXX	47	14	9	5	3	1
7. 2003	XXX	XXX	XXX	XXX	XXX	37	14	9	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	58	25	24	23
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	31	34
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	37
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	54	8	22	1	7	8	4	3	2	
2. 1998	259	311	325	332	339	343	350	356	360	363
3. 1999	XXX	332	439	453	462	468	477	484	490	497
4. 2000	XXX	XXX	417	519	532	536	539	542	542	543
5. 2001	XXX	XXX	XXX	386	447	457	461	466	466	466
6. 2002	XXX	XXX	XXX	XXX	237	264	268	270	271	272
7. 2003	XXX	XXX	XXX	XXX	XXX	179	207	211	213	215
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	189	226	238	249
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	169	209	227
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	174	214
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	152

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	0	1	0	0	0				
2. 1998			0	0	0	0	0	0	0	0
3. 1999	XXX			0	0	0	0	0	0	0
4. 2000	XXX	XXX			0	0	1	1	1	1
5. 2001	XXX	XXX	XXX				0	0	0	0
6. 2002	XXX	XXX	XXX	XXX				0	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX			0	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	3	2	1	0	0	0	0	0	
2. 1998	0	1	1	0	0	0				
3. 1999	XXX	0	1	0	1	0				0
4. 2000	XXX	XXX	0	1	2	1	0	0	0	0
5. 2001	XXX	XXX	XXX	0	1	1	1	0		
6. 2002	XXX	XXX	XXX	XXX	0	0	1	1	0	
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	2	1						0	
2. 1998	0	2	3	3	3	3	3	3	3	3
3. 1999	XXX	1	2	2	2	2	2	3	3	3
4. 2000	XXX	XXX	0	1	2	3	3	3	3	3
5. 2001	XXX	XXX	XXX	0	1	2	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	1	2	2	2	2
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	2	3	3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	2	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	0	0			0			
2. 1998		0	1	2	2	2	2	2	2	2
3. 1999	XXX		0	1	2	2	3	3	3	3
4. 2000	XXX	XXX		1	1	2	3	3	3	3
5. 2001	XXX	XXX	XXX	0	0	2	2	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	0	2	3	3	3
7. 2003	XXX	XXX	XXX	XXX	XXX	0	0	2	3	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	2	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	1	0	0	0	0				
2. 1998	6	4	1	0	0	0				
3. 1999	XXX	9	4	2	1	0	0	0	0	
4. 2000	XXX	XXX	8	4	2	1	0			
5. 2001	XXX	XXX	XXX	8	6	3	0	0		
6. 2002	XXX	XXX	XXX	XXX	9	6	2	1	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	10	5	3	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	9	4	2	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	0								
2. 1998	7	9	9	9	9	9	9	9	9	9
3. 1999	XXX	10	11	11	11	11	11	11	11	11
4. 2000	XXX	XXX	10	11	11	11	11	11	11	11
5. 2001	XXX	XXX	XXX	10	11	11	11	11	11	11
6. 2002	XXX	XXX	XXX	XXX	11	13	14	14	14	14
7. 2003	XXX	XXX	XXX	XXX	XXX	13	15	16	16	16
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12	12	13	13
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	7	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	12	11	4	3	1	1	0			0
2. 1998	2	7	11	13	14	15	15	16	16	16
3. 1999	XXX	9	17	21	26	30	32	33	33	33
4. 2000	XXX	XXX	6	13	17	21	23	24	25	25
5. 2001	XXX	XXX	XXX	7	11	15	17	18	19	19
6. 2002	XXX	XXX	XXX	XXX	3	4	5	5	5	6
7. 2003	XXX	XXX	XXX	XXX	XXX	2	4	5	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	12	14	15
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	4	5
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	60	30	12	6	4	2	1	0	1	0
2. 1998	22	32	12	5	3	2	1	1	0	0
3. 1999	XXX	32	26	14	11	7	4	2	0	0
4. 2000	XXX	XXX	26	15	11	7	3	2	1	1
5. 2001	XXX	XXX	XXX	12	11	7	4	2	1	0
6. 2002	XXX	XXX	XXX	XXX	9	5	2	1	1	0
7. 2003	XXX	XXX	XXX	XXX	XXX	3	2	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	4	4	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	3	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	4
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	27	9	(5)	(1)	0			0		
2. 1998	30	63	58	59	59	59	60	60	60	60
3. 1999	XXX	52	69	77	81	82	82	82	82	82
4. 2000	XXX	XXX	40	60	65	68	68	69	69	69
5. 2001	XXX	XXX	XXX	32	48	51	53	54	54	54
6. 2002	XXX	XXX	XXX	XXX	18	22	24	25	25	25
7. 2003	XXX	XXX	XXX	XXX	XXX	7	14	16	17	17
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	21	40	42	43
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	18	20
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	21
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	10	3	1	1	0	0	0	0	
2. 1998	0	2	5	6	6	7	7	7	8	8
3. 1999	XXX	1	4	6	8	8	9	9	9	9
4. 2000	XXX	XXX	1	5	9	12	13	13	13	14
5. 2001	XXX	XXX	XXX	0	6	12	16	16	16	16
6. 2002	XXX	XXX	XXX	XXX	1	5	9	9	10	10
7. 2003	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5	6
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	9
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	65	20	4	2	1	1	0	0	0	0
2. 1998	25	17	6	4	3	1	1	0	0	0
3. 1999	XXX	28	16	6	3	2				
4. 2000	XXX	XXX	36	18	8	3	1	1	0	0
5. 2001	XXX	XXX	XXX	40	20	9	3	2	1	1
6. 2002	XXX	XXX	XXX	XXX	21	9	3	2	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5	1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	23	(9)	(10)	(0)		0	0			
2. 1998	30	38	38	38	38	38	38	38	38	38
3. 1999	XXX	37	46	46	47	47	47	47	47	47
4. 2000	XXX	XXX	47	51	51	51	52	52	52	52
5. 2001	XXX	XXX	XXX	49	55	56	57	57	57	57
6. 2002	XXX	XXX	XXX	XXX	33	37	38	38	38	38
7. 2003	XXX	XXX	XXX	XXX	XXX	1	4	5	5	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14	17	17	17
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	25	25
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	20
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	0		0	0					
2. 1998					0	0	0	0	0	0
3. 1999	XXX									
4. 2000	XXX	XXX	0	0	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	1	0	0					
2. 1998		0	0	0			0			
3. 1999	XXX		0							
4. 2000	XXX	XXX	0	0		0				
5. 2001	XXX	XXX	XXX			0				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	1	0							
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX		0	0	0	0	0	0	0	0
4. 2000	XXX	XXX	0	1	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX		0	0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	0	0		0					
2. 1998										
3. 1999	XXX								0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	0	0						
2. 1998		0	0	0	0					
3. 1999	XXX	0	0	0	0	0	0	0		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	(0)		(0)						
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX	0	0	0	0	0	0	0	0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(0)	1	(1)								
2. 1998	1,265	1,289	1,270	1,263	1,260	1,259	1,259	1,259	1,259	1,259	
3. 1999	XXX	2,261	2,398	2,346	2,352	2,354	2,354	2,354	2,354	2,354	
4. 2000	XXX	XXX	4,147	4,094	4,068	4,055	4,055	4,055	4,055	4,055	
5. 2001	XXX	XXX	XXX	4,169	4,029	4,004	4,003	4,004	4,004	4,004	
6. 2002	XXX	XXX	XXX	XXX	2,237	2,230	2,228	2,228	2,228	2,228	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,205	1,209	1,220	1,220	1,220	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,775	5,809	5,809	5,809	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,614	5,907	5,907	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,521	5,826	305
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,869	5,869
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,174
13. Earned Prems.(P-Pt 1)	1,265	2,287	4,263	4,057	2,074	1,679	3,820	5,660	5,814	6,174	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior		1	(1)								
2. 1998	748	764	748	744	743	742	742	742	742	742	
3. 1999	XXX	1,415	1,523	1,491	1,494	1,495	1,495	1,495	1,495	1,495	
4. 2000	XXX	XXX	3,200	3,171	3,160	3,155	3,155	3,155	3,155	3,155	
5. 2001	XXX	XXX	XXX	1,369	1,330	1,324	1,324	1,324	1,324	1,324	
6. 2002	XXX	XXX	XXX	XXX	367	365	365	365	365	365	
7. 2003	XXX	XXX	XXX	XXX	XXX	85	85	88	88	88	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,849	2,851	2,851	2,851	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,118	1,146	1,146	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	852	893	41
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	786	786
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	827
13. Earned Prems.(P-Pt 1)	748	1,432	3,290	1,304	319	385	893	1,123	880	827	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	217	73	5	(3)	(0)	(1)			3	4	4
2. 1998	8,450	9,028	9,049	9,048	9,042	9,038	9,039	9,039	9,039	9,039	
3. 1999	XXX	8,740	9,255	9,395	9,354	9,339	9,340	9,339	9,343	9,353	10
4. 2000	XXX	XXX	12,773	14,319	14,372	14,330	14,309	14,303	14,312	14,320	7
5. 2001	XXX	XXX	XXX	12,817	13,766	13,759	13,745	13,742	13,763	13,780	17
6. 2002	XXX	XXX	XXX	XXX	10,176	10,603	10,596	10,596	10,600	10,606	6
7. 2003	XXX	XXX	XXX	XXX	XXX	12,507	13,357	13,344	13,337	13,336	(2)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14,653	15,576	15,555	15,553	(3)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,887	13,880	13,876	(4)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,288	12,385	1,097
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,500	10,500
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,634
13. Earned Prems.(P-Pt 1)	8,667	9,392	12,179	14,007	10,320	12,313	14,341	13,788	12,293	11,634	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	54	43	8	(1)	(0)				0	0	0
2. 1998	3,070	3,353	3,364	3,381	3,373	3,371	3,371	3,371	3,371	3,371	
3. 1999	XXX	3,194	3,363	3,452	3,432	3,423	3,422	3,422	3,422	3,423	1
4. 2000	XXX	XXX	6,131	7,006	7,020	7,005	7,000	6,997	6,997	6,998	1
5. 2001	XXX	XXX	XXX	7,456	7,952	7,951	7,950	7,949	7,949	7,951	2
6. 2002	XXX	XXX	XXX	XXX	3,174	3,290	3,295	3,296	3,296	3,297	1
7. 2003	XXX	XXX	XXX	XXX	XXX	3,866	4,111	4,114	4,113	4,113	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,695	3,799	3,796	3,796	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,742	1,912	1,912	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,318	1,450	133
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,271	1,271
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,408
13. Earned Prems.(P-Pt 1)	3,124	3,519	4,905	7,791	3,072	3,403	2,817	1,846	1,485	1,408	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	39	(1)	(0)		1						
2. 1998	2,698	2,763	2,761	2,763	2,764	2,763	2,763	2,763	2,763	2,763	
3. 1999	XXX	3,409	3,554	3,549	3,550	3,549	3,549	3,549	3,549	3,549	
4. 2000	XXX	XXX	4,159	4,260	4,266	4,266	4,266	4,265	4,265	4,265	0
5. 2001	XXX	XXX	XXX	4,310	4,317	4,320	4,316	4,316	4,316	4,317	0
6. 2002	XXX	XXX	XXX	XXX	3,526	3,567	3,544	3,543	3,543	3,542	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	3,740	3,784	3,788	3,785	3,785	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,469	6,528	6,517	6,518	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,890	8,305	8,300	(5)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,733	9,178	445
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,149	9,149
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,589
13. Earned Prems.(P-Pt 1)	2,738	3,473	4,002	4,276	3,467	3,773	6,485	7,951	9,133	9,589	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	27	0	(0)		1						
2. 1998	1,621	1,642	1,641	1,642	1,643	1,643	1,643	1,643	1,643	1,643	
3. 1999	XXX	1,892	1,971	1,971	1,973	1,972	1,972	1,972	1,972	1,972	
4. 2000	XXX	XXX	2,369	2,390	2,400	2,400	2,400	2,400	2,400	2,400	
5. 2001	XXX	XXX	XXX	1,686	1,684	1,686	1,686	1,686	1,686	1,686	0
6. 2002	XXX	XXX	XXX	XXX	1,182	1,196	1,192	1,192	1,192	1,192	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,161	1,175	1,176	1,176	1,176	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,104	2,124	2,122	2,122	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,448	2,559	2,558	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,711	2,826	115
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,370	2,370
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,484
13. Earned Prems.(P-Pt 1)	1,648	1,913	2,146	1,575	1,121	1,166	2,114	2,468	2,819	2,484	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	64	(0)	(0)	2	0	(0)					
2. 1998	1,104	1,125	1,125	1,126	1,123	1,128	1,128	1,128	1,127	1,127	
3. 1999	XXX	1,464	1,531	1,535	1,541	1,541	1,542	1,542	1,542	1,542	
4. 2000	XXX	XXX	1,558	1,625	1,625	1,623	1,625	1,625	1,625	1,625	
5. 2001	XXX	XXX	XXX	1,390	1,413	1,411	1,415	1,415	1,415	1,415	
6. 2002	XXX	XXX	XXX	XXX	814	800	803	803	803	803	
7. 2003	XXX	XXX	XXX	XXX	XXX	840	850	851	851	851	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,046	1,067	1,058	1,058	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,189	1,287	1,280	(7)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,212	1,338	126
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,894	1,894
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,012
13. Earned Prems.(P-Pt 1)	1,167	1,485	1,624	1,461	836	807	1,017	1,211	1,301	2,012	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	11	0		2							
2. 1998	121	132	130	131	131	131	131	131	131	131	
3. 1999	XXX	532	572	573	574	574	574	574	574	574	
4. 2000	XXX	XXX	731	750	750	749	750	750	750	750	
5. 2001	XXX	XXX	XXX	602	608	607	610	611	611	611	
6. 2002	XXX	XXX	XXX	XXX	527	521	523	522	522	522	
7. 2003	XXX	XXX	XXX	XXX	XXX	413	418	420	420	420	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	703	753	748	748	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	681	722	719	(3)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	587	638	51
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	767	767
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	815
13. Earned Prems.(P-Pt 1)	132	542	769	537	473	432	511	733	622	815	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(1)	0	0	(0)							
2. 1998	1,269	1,228	1,227	1,227	1,227	1,227	1,227	1,227	1,227	1,227	
3. 1999	XXX	1,485	1,456	1,456	1,456	1,456	1,456	1,456	1,456	1,456	
4. 2000	XXX	XXX	1,585	1,600	1,606	1,598	1,598	1,598	1,598	1,598	
5. 2001	XXX	XXX	XXX	1,659	1,673	1,669	1,669	1,669	1,669	1,669	
6. 2002	XXX	XXX	XXX	XXX	777	759	759	760	760	760	
7. 2003	XXX	XXX	XXX	XXX	XXX	99	101	101	101	101	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	288	290	290	290	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	390	408	408	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	404	425	21
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	448	448
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	469
13. Earned Prems.(P-Pt 1)	1,267	1,445	1,555	1,674	796	70	290	391	422	469	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	3		(0)	(0)							
2. 1998	190	174	171	170	171	171	171	171	171	171	
3. 1999	XXX	244	215	214	215	215	215	215	215	215	
4. 2000	XXX	XXX	388	386	392	384	384	384	384	384	
5. 2001	XXX	XXX	XXX	779	801	797	797	797	797	797	
6. 2002	XXX	XXX	XXX	XXX	448	431	431	431	431	431	
7. 2003	XXX	XXX	XXX	XXX	XXX	33	33	33	33	33	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	155	155	155	155	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	61	65	65	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54	59	5
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	104	104
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109
13. Earned Prems.(P-Pt 1)	193	228	361	499	282	4	155	62	57	109	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(661)	(661)	(661)	(661)	(661)	(661)	(661)	(661)	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	291	291	291	291	291	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	419	419	419	419	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					(						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(332)	(266)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	4	(1)		1							
2. 1998	87	84	82	83	83	83	83	83	83	83	
3. 1999	XXX	76	57	56	56	56	56	56	56	56	
4. 2000	XXX	XXX	67	59	58	58	58	58	58	58	
5. 2001	XXX	XXX	XXX	50	47	45	45	45	45	45	
6. 2002	XXX	XXX	XXX	XXX	27	24	24	24	24	24	
7. 2003	XXX	XXX	XXX	XXX	XXX	34	35	35	35	35	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	27	27	27	27	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	47	49	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	94	99	5
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	121	121
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	128
13. Earned Prems.(P-Pt 1)	91	71	46	42	24	29	27	45	97	128	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	5	(1)		1							
2. 1998	42	40	39	40	40	40	40	40	40	40	
3. 1999	XXX	30	24	24	24	24	24	24	24	24	
4. 2000	XXX	XXX	17	16	16	16	16	16	16	16	
5. 2001	XXX	XXX	XXX	18	17	17	17	18	18	18	
6. 2002	XXX	XXX	XXX	XXX	9	8	8	9	9	9	
7. 2003	XXX	XXX	XXX	XXX	XXX	6	7	7	7	7	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5	5	5	5	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	10	10	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	25	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	25
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26
13. Earned Prems.(P-Pt 1)	47	26	11	18	8	6	5	11	24	26	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(3)	(1)	0								
2. 1998	50	38	38	38	38	38	38	38	38	38	
3. 1999	XXX	56	51	51	51	51	51	51	51	51	
4. 2000	XXX	XXX	34	32	32	32	(80)	(80)	(80)	(80)	
5. 2001	XXX	XXX	XXX	21	12	12	(138)	(138)	(138)	(138)	
6. 2002	XXX	XXX	XXX	XXX	7	7	2	2	2	2	
7. 2003	XXX	XXX	XXX	XXX	XXX	51	46	46	46	46	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	323	323	323	323	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33	33	33	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	53	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52	52
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52
13. Earned Prems.(P-Pt 1)	48	43	29	20	(4)	51	52	33	53	52	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(1)	(1)	0								
2. 1998	38	29	29	29	29	29	29	29	29	29	
3. 1999	XXX	22	20	20	20	20	20	20	20	20	
4. 2000	XXX	XXX	17	16	15	15	7	7	7	7	
5. 2001	XXX	XXX	XXX	14	3	8	0	0	0	0	
6. 2002	XXX	XXX	XXX	XXX	3	3	3	3	3	3	
7. 2003	XXX	XXX	XXX	XXX	XXX	9	9	9	9	9	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	17	17	17	17	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	20	20	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	16	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	19
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19
13. Earned Prems.(P-Pt 1)	37	13	15	13	(4)	9	(0)	20	16	19	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	45,301		
1.12 Totals	45,301	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
5.1 Fidelity
5.2 Surety $ 8

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.

2) The retention per claim for workers' compensation was $500,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002. The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.

3) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Ameritrust Insurance Corporation. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

4) Effective 1/1/2005, Ameritrust Insurance Corporation began an intercompany pooling arrangement with Star Insurance Company (NAIC #18023), Savers Property and Casualty Insurance Company (NAIC #16551) and Williamsburg National Insurance Company (NAIC #25780). The respective percentages as of January 1, 2006 are: 10.0%, 56.6%, 22.0% and 11.4%. All lines of business are included in this arrangement except accident and health.

5) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

6) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities for PICL. Star assumed liabilities of $1.1 million from PICL, which are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

MEADOWBROOK INSURANCE GROUP, INC.
(Exact Name of Registrant as Specified in Charter)

0000949156
(Registrant CIK Number)

December 31, 2007 Form 10-K
(Electronic Report, schedule, or registration statement of which the documents are a part)

1-14094
(SEC file number)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Southfield, State of Michigan.

Dated: March 24, 2008

MEADOWBROOK INSURANCE GROUP, INC.
(Registrant)

By: Karen M Spaun
Karen M. Spaun, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document Description
28.1	Star Insurance Company's 2007 Schedule P.
28.2	Savers Property & Casualty Insurance Company's 2007 Schedule P.
28.3	Williamsburg National Insurance Company's 2007 Schedule P.
28.4	Ameritrust Insurance Corporation's 2007 Schedule P.

Exhibit 28.1 Star Insurance Company's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	669	123	163	398	38		34	349	XXX
2. 1998	104,473	47,884	56,589	64,239	35,363	15,864	9,063	4,650	346	312	39,982	XXX
3. 1999	121,804	57,050	64,754	89,023	50,539	18,625	8,915	6,373	588	571	53,980	XXX
4. 2000	155,124	79,942	75,181	115,183	70,230	21,425	11,155	8,253	1,264	1,073	62,212	XXX
5. 2001	166,511	79,062	87,449	101,153	53,339	18,054	7,402	7,273	1,637	1,875	64,101	XXX
6. 2002	118,422	38,430	79,992	65,706	27,614	11,963	4,291	4,812	336	2,940	50,241	XXX
7. 2003	120,165	35,373	84,792	53,338	14,708	9,636	1,515	5,110	306	618	51,555	XXX
8. 2004	163,494	42,097	121,397	62,123	19,693	10,312	1,208	6,174	158	474	57,570	XXX
9. 2005	184,246	42,769	141,477	56,363	13,258	7,129	601	6,279	65	457	55,847	XXX
10. 2006	185,244	40,960	144,284	40,873	9,042	4,756	224	6,305	6	334	42,663	XXX
11. 2007	190,798	38,999	151,800	20,846	3,669	2,637	41	4,717	1	217	24,539	XXX
12. Totals	XXX	XXX	XXX	669,517	297,577	120,633	44,812	59,986	4,707	8,905	503,039	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	3,234	1,982	1,728	863	247	97	433	232	120	12	109	2,577	XXX
2. 1998	3,479	2,558	1,835	1,461	245	182	509	422	153	36	41	1,562	XXX
3. 1999	4,025	3,210	2,832	2,509	362	508	801	690	270	55	57	1,318	XXX
4. 2000	7,013	5,899	3,653	3,217	348	263	742	612	394	5	70	2,154	XXX
5. 2001	7,825	6,390	4,172	3,541	567	383	924	694	415	3	90	2,892	XXX
6. 2002	3,766	2,220	5,180	3,596	369	165	1,328	950	279	(5)	53	3,996	XXX
7. 2003	5,676	1,488	6,514	3,061	508	87	1,498	640	395	1	94	9,316	XXX
8. 2004	12,385	5,432	12,241	5,651	932	190	3,386	1,559	552	0	234	16,663	XXX
9. 2005	19,344	5,619	19,293	6,449	1,560	213	5,132	1,838	922	0	357	32,131	XXX
10. 2006	21,344	4,782	31,612	9,339	1,578	191	8,791	2,726	1,633		479	47,921	XXX
11. 2007	21,339	2,945	52,754	13,446	1,782	145	14,140	3,924	2,756		725	72,310	XXX
12. Totals	109,429	42,524	141,813	53,132	8,500	2,424	37,683	14,288	7,890	106	2,309	192,840	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2,118	459
2. 1998	90,974	49,431	41,543	87.1	103.2	73.4			56.60	1,295	266
3. 1999	122,311	67,013	55,298	100.4	117.5	85.4			56.60	1,138	180
4. 2000	157,011	92,644	64,367	101.2	115.9	85.6			56.60	1,550	604
5. 2001	140,383	73,389	66,994	84.3	92.8	76.6			56.60	2,066	826
6. 2002	93,404	39,166	54,237	78.9	101.9	67.8			56.60	3,130	867
7. 2003	82,675	21,804	60,871	68.8	61.6	71.8			56.60	7,642	1,674
8. 2004	108,125	33,893	74,233	66.1	80.5	61.1			56.60	13,543	3,120
9. 2005	116,021	28,043	87,978	63.0	65.6	62.2			56.60	26,569	5,562
10. 2006	116,893	26,309	90,584	63.1	64.2	62.8			56.60	38,835	9,085
11. 2007	121,020	24,171	96,849	63.4	62.0	63.8			56.60	57,702	14,609
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	155,587	37,254

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	DEVELOPMENT 11 One Year	12 Two Year
1. Prior	22,828	33,136	32,671	32,636	33,058	34,374	35,119	35,347	35,798	35,742	(55)	395
2. 1998	30,263	34,010	38,845	35,357	36,040	36,037	36,570	37,030	37,343	37,122	(221)	93
3. 1999	XXX	38,954	44,053	45,412	48,637	49,805	49,168	49,141	49,233	49,297	65	156
4. 2000	XXX	XXX	52,116	58,476	55,337	54,538	54,154	56,383	57,244	56,988	(256)	606
5. 2001	XXX	XXX	XXX	57,722	60,254	61,790	62,811	61,653	61,123	60,946	(177)	(707)
6. 2002	XXX	XXX	XXX	XXX	49,796	48,682	49,087	49,851	49,476	49,476	(1)	(375)
7. 2003	XXX	XXX	XXX	XXX	XXX	52,740	53,445	55,696	56,252	55,672	(579)	(24)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	72,740	70,015	66,509	67,665	1,156	(2,350)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82,455	83,114	80,842	(2,272)	(1,613)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	84,017	82,651	(1,366)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89,377	XXX	XXX
										12. Totals	(3,706)	(3,819)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	10,122	21,258	25,240	26,871	29,270	30,455	31,981	32,963	33,273	XXX	XXX
2. 1998	7,880	17,608	25,268	29,241	32,008	33,656	34,333	35,270	35,682	35,678	XXX	XXX
3. 1999	XXX	9,168	22,300	32,190	40,558	45,011	46,478	47,641	47,971	48,194	XXX	XXX
4. 2000	XXX	XXX	13,011	30,017	39,411	46,673	50,301	52,378	54,308	55,223	XXX	XXX
5. 2001	XXX	XXX	XXX	14,744	33,121	45,504	52,199	55,889	57,875	58,466	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	13,352	26,751	36,070	41,764	44,461	45,764	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	13,507	27,717	37,119	43,201	46,751	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,345	32,842	43,275	51,554	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,364	37,977	49,633	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,550	36,363	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,823	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	7,673	6,630	4,231	2,477	1,805	1,873	1,665	1,315	1,256	1,067
2. 1998	14,317	7,639	8,060	1,981	1,476	762	678	503	432	461
3. 1999	XXX	19,376	10,702	4,794	2,435	1,971	1,162	548	399	434
4. 2000	XXX	XXX	25,766	12,737	4,848	1,206	333	1,135	967	567
5. 2001	XXX	XXX	XXX	25,961	11,264	5,542	4,606	1,625	1,076	661
6. 2002	XXX	XXX	XXX	XXX	23,590	9,670	5,234	3,337	2,150	1,962
7. 2003	XXX	XXX	XXX	XXX	XXX	25,059	13,023	8,454	6,151	4,311
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	38,823	20,690	11,600	8,416
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42,123	24,620	16,137
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44,090	28,339
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49,523

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	7,158	4,234	2,924	9,418	7,675	1,927	1,860	491	108	5	2,193	2,230
3. 1999	12,943	8,106	4,837	13,346	9,685	2,275	1,660	775	256	10	4,796	3,004
4. 2000	24,128	18,624	5,504	26,123	19,763	4,142	3,342	1,208	438	30	7,931	4,749
5. 2001	22,963	7,379	15,584	20,510	8,587	3,086	1,357	871	270	657	14,252	2,599
6. 2002	11,737	1,805	9,932	7,929	1,949	811	265	543	323	110	6,746	627
7. 2003	9,503	2,179	7,324	3,981	766	1,092	299	528	14	2	4,522	534
8. 2004	21,623	5,053	16,571	10,161	2,918	1,607	266	666	6	6	9,243	1,082
9. 2005	32,037	6,355	25,682	11,467	2,296	1,076	174	753		6	10,826	1,395
10. 2006	32,910	4,982	27,927	5,497	294	341	11	894	1	15	6,425	1,421
11. 2007	34,942	4,679	30,263	2,979	1	107		735	1	6	3,819	1,349
12. Totals	XXX	XXX	XXX	111,411	53,934	16,464	9,234	7,463	1,416	847	70,754	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998	14	14	(0)	(0)	2	2	(0)	(0)	1	1		0	2
3. 1999	6	6	0	0	3	3	0	0	0	0		1	2
4. 2000	137	111	0	0	27	18	0	0	5	2	1	38	4
5. 2001	618	374	275	233	46	21	55	47	4		7	322	6
6. 2002	83	1	203	50	7		41	10	6		2	279	7
7. 2003	631	355	145	116	63	8	29	23	28		6	395	5
8. 2004	574	104	786	578	73	1	157	115	7		11	797	10
9. 2005	4,845	1,761	2,338	1,240	359	69	466	247	61		58	4,752	52
10. 2006	6,474	1,704	6,130	2,199	236	41	1,223	439	349		101	10,029	82
11. 2007	6,651	1,390	11,181	2,409	292	45	2,230	481	593		143	16,623	467
12. Totals	20,033	5,819	21,059	6,826	1,109	208	4,201	1,361	1,054	3	329	33,237	636

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	11,852	9,659	2,193	165.6	228.1	75.0			56.60	0	0
3. 1999	16,406	11,610	4,796	126.8	143.2	99.2			56.60	1	0
4. 2000	31,643	23,674	7,969	131.1	127.1	144.8			56.60	26	12
5. 2001	25,463	10,889	14,574	110.9	147.6	93.5			56.60	285	37
6. 2002	9,623	2,598	7,025	82.0	143.9	70.7			56.60	235	44
7. 2003	6,497	1,580	4,917	68.4	72.5	67.1			56.60	305	89
8. 2004	14,031	3,990	10,041	64.9	79.0	60.6			56.60	678	120
9. 2005	21,365	5,786	15,579	66.7	91.1	60.7			56.60	4,182	570
10. 2006	21,144	4,689	16,455	64.2	94.1	58.9			56.60	8,702	1,328
11. 2007	24,769	4,326	20,443	70.9	92.5	67.5			56.60	14,033	2,590
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	28,447	4,790

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	551	402	22	38	5			138	XXX
2. 1998	49,054	17,684	31,370	26,681	9,545	3,679	1,094	2,642	121	60	22,242	6,480
3. 1999	53,156	19,917	33,239	35,642	15,262	4,988	2,201	3,238	206	106	26,200	6,834
4. 2000	68,930	27,761	41,170	54,498	32,087	6,788	3,433	4,543	544	301	29,765	8,670
5. 2001	79,278	44,099	35,179	43,065	27,290	5,212	2,914	3,901	1,058	499	20,917	9,752
6. 2002	61,240	17,386	43,854	30,722	9,964	4,320	776	2,520	(233)	312	27,055	4,913
7. 2003	69,692	19,259	50,433	32,468	8,018	4,988	553	2,866	2	285	31,749	4,583
8. 2004	81,172	15,944	65,229	27,557	3,827	4,984	302	3,333		140	31,745	4,599
9. 2005	78,040	10,446	67,594	23,381	2,130	3,738	115	2,818		71	27,691	3,967
10. 2006	69,579	8,403	61,176	16,546	1,450	3,084	83	3,039		36	21,138	3,811
11. 2007	65,846	7,969	57,877	7,100	789	2,182	25	2,209		1	10,677	3,219
12. Totals	XXX	XXX	XXX	298,213	110,763	43,984	11,533	31,114	1,699	1,810	249,316	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
1. Prior	3,102	1,907	1,236	546	80	50	221	98	91		27	2,131	18
2. 1998	3,054	2,253	1,115	802	113	65	199	143	106		27	1,324	17
3. 1999	3,350	2,698	1,671	1,510	172	164	299	270	193		32	1,043	32
4. 2000	6,561	5,741	3,303	3,071	243	235	588	549	362		64	1,461	58
5. 2001	6,289	5,572	3,144	2,939	268	267	562	526	354		61	1,313	73
6. 2002	3,292	2,081	3,016	1,888	188	101	539	338	221		41	2,848	43
7. 2003	3,929	800	5,047	2,336	224	44	903	418	269		58	6,773	57
8. 2004	6,114	3,231	6,595	2,873	354	120	1,179	514	288		82	7,794	95
9. 2005	8,514	2,312	9,305	2,241	588	93	1,664	401	485		115	15,511	151
10. 2006	8,729	764	13,133	2,782	788	72	2,349	498	710		142	21,593	285
11. 2007	11,769	1,374	19,965	3,231	998	85	3,570	578	1,251		205	32,286	1,291
12. Totals	64,704	28,732	67,531	24,218	4,015	1,296	12,074	4,331	4,330	0	855	94,077	2,119

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1,886	245
2. 1998	37,589	14,023	23,566	76.6	79.3	75.1			56.60	1,115	210
3. 1999	49,553	22,310	27,243	93.2	112.0	82.0			56.60	813	230
4. 2000	76,885	45,659	31,226	111.5	164.5	75.8			56.60	1,052	409
5. 2001	62,796	40,566	22,230	79.2	92.0	63.2			56.60	923	391
6. 2002	44,819	14,916	29,903	73.2	85.8	68.2			56.60	2,338	509
7. 2003	50,692	12,170	38,522	72.7	63.2	76.4			56.60	5,840	933
8. 2004	50,404	10,866	39,538	62.1	68.2	60.6			56.60	6,605	1,188
9. 2005	50,494	7,292	43,202	64.7	69.8	63.9			56.60	13,267	2,243
10. 2006	48,379	5,648	42,731	69.5	67.2	69.8			56.60	18,316	3,277
11. 2007	49,045	6,082	42,963	74.5	76.3	74.2			56.60	27,129	5,157
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	79,285	14,792

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	47	(197)	145	225	32		1	196	XXX
2. 1998	15,495	9,328	6,167	11,834	7,728	3,963	3,042	737	104	78	5,661	2,052
3. 1999	19,657	10,830	8,827	20,206	13,333	4,860	2,992	1,147	119	276	9,769	2,815
4. 2000	22,654	12,146	10,507	16,428	9,231	3,691	2,093	1,208	211	491	9,792	3,073
5. 2001	24,200	8,916	15,284	19,442	8,269	3,471	650	1,187	119	289	15,061	2,639
6. 2002	19,624	6,345	13,279	12,153	5,256	1,989	432	943	80	175	9,316	1,540
7. 2003	21,355	6,597	14,758	8,483	1,173	1,765	188	866	68	209	9,684	1,216
8. 2004	36,707	11,965	24,742	15,658	7,469	2,190	370	1,305	16	133	11,297	1,410
9. 2005	45,003	13,970	31,033	13,239	4,889	1,353	203	1,442	(1)	89	10,944	1,286
10. 2006	51,694	15,958	35,736	11,810	4,273	902	101	1,335	(1)	84	9,674	1,212
11. 2007	54,275	14,062	40,214	4,572	490	241	11	918		54	5,230	859
12. Totals	XXX	XXX	XXX	133,869	61,914	24,569	10,305	11,120	716	1,879	96,624	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	80	56	336	218	112	27	145	94	21	12	6	285	27
2. 1998	119	115	620	606	119	116	268	262	35	35	11	28	17
3. 1999	225	211	1,090	968	176	162	471	418	60	53	19	211	36
4. 2000	112	6	140	55	57	10	60	24	11	2	4	285	8
5. 2001	786	360	481	195	198	68	189	69	43		19	1,005	15
6. 2002	177	18	312	114	58	5	128	46	21		7	511	8
7. 2003	859	246	809	209	170	21	340	85	61		25	1,678	32
8. 2004	4,392	1,641	3,740	1,603	409	35	1,563	682	184		121	6,327	129
9. 2005	5,028	1,000	5,680	1,818	455	44	2,100	677	282		158	10,007	190
10. 2006	4,212	1,169	8,372	2,790	340	51	3,431	1,132	356		186	11,570	211
11. 2007	1,610	52	13,569	4,183	281	1	5,038	1,456	526		225	15,334	286
12. Totals	17,600	4,873	35,150	12,760	2,375	539	13,734	4,944	1,601	102	782	47,242	958

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	142	143
2. 1998	17,696	12,006	5,689	114.2	128.7	92.3			56.60	18	10
3. 1999	28,236	18,256	9,980	143.6	168.6	113.1			56.60	136	74
4. 2000	21,707	11,629	10,078	95.8	95.7	95.9			56.60	192	93
5. 2001	25,796	9,731	16,065	106.6	109.1	105.1			56.60	712	293
6. 2002	15,779	5,952	9,827	80.4	93.8	74.0			56.60	356	155
7. 2003	13,353	1,990	11,362	62.5	30.2	77.0			56.60	1,213	466
8. 2004	29,440	11,816	17,625	80.2	98.7	71.2			56.60	4,887	1,440
9. 2005	29,580	8,630	20,951	65.7	61.8	67.5			56.60	7,890	2,117
10. 2006	30,758	9,514	21,244	59.5	59.6	59.4			56.60	8,626	2,944
11. 2007	26,756	6,193	20,564	49.3	44.0	51.1			56.60	10,945	4,389
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	35,118	12,124

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX			7		1			8	XXX
2. 1998	367	186	181	24	11	53	48	6			29	19
3. 1999	478	230	248	230	33	55	9	20			263	15
4. 2000	580	194	387	336	224	174	82	19			223	18
5. 2001	670	171	498	51	74	73	34	12			29	15
6. 2002	648	89	559	164	23	162	33	20			291	11
7. 2003	859	72	786	230	215	48	7	18			74	16
8. 2004	971	70	901	68	8	81	25	16			131	10
9. 2005	1,122	63	1,058	93	47	19	7	13			71	4
10. 2006	1,072	5	1,067					2			2	2
11. 2007	853		853								0	
12. Totals	XXX	XXX	XXX	1,197	636	679	246	127	0	0	1,121	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior			22				13		1			36	
2. 1998			1				1		0			2	
3. 1999	6		4		6		2		1			18	1
4. 2000	113		24		2		14		5			158	1
5. 2001			23				13		1			37	
6. 2002			38				22		2			63	
7. 2003			59	4	3	1	34	3	4			91	1
8. 2004	30	12	152	15	15	7	86	14	12			247	1
9. 2005	174		229	32	32		130	18	23			538	3
10. 2006			328		3		187		27			546	1
11. 2007			307				175		30			511	
12. Totals	323	12	1,188	52	61	8	677	35	107	0	0	2,247	7

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage: 30 Ceded	Loss and Loss Expense Percentage: 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	22	14
2. 1998	91	59	31	24.7	31.9	17.3			56.60	1	1
3. 1999	324	42	282	67.8	18.4	113.6			56.60	10	9
4. 2000	687	306	381	118.3	157.9	98.5			56.60	137	21
5. 2001	174	108	66	25.9	62.7	13.3			56.60	23	14
6. 2002	410	56	354	63.2	63.0	63.3			56.60	38	24
7. 2003	395	231	164	46.0	319.1	20.9			56.60	55	36
8. 2004	460	81	378	47.3	116.0	42.0			56.60	154	92
9. 2005	714	105	609	63.7	166.1	57.6			56.60	370	167
10. 2006	547	0	547	51.1	0.0	51.3			56.60	328	217
11. 2007	511	0	511	60.0	0.0	60.0			56.60	307	205
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,447	801

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	1,477	762	715	797	409	370	145	53			667	48
3. 1999	1,701	820	881	1,007	408	635	282	75			1,027	62
4. 2000	2,050	646	1,404	1,669	905	726	192	92			1,390	59
5. 2001	2,802	613	2,189	1,969	946	994	272	120			1,864	63
6. 2002	3,507	694	2,813	1,229	143	1,107	105	131			2,219	79
7. 2003	4,334	827	3,508	2,501	908	1,335	196	209			2,940	89
8. 2004	4,989	986	4,003	667	37	771	86	179			1,494	72
9. 2005	5,733	623	5,110	661	41	440	65	182			1,177	41
10. 2006	5,366	491	4,875	272	42	167	20	183			559	38
11. 2007	5,136	595	4,542	6	(6)	11		76			98	20
12. Totals	XXX	XXX	XXX	10,778	3,833	6,557	1,365	1,301	0	0	13,437	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			1	0			1	0	0			2	1
7. 2003	85		34	18	16		19	10	5			130	2
8. 2004			18	4	0		10	2	1			23	1
9. 2005	79	14	328	118	44	3	187	72	22			454	3
10. 2006	498	64	971	112	112	13	553	84	80			1,941	8
11. 2007	231		1,582	241	95		902	138	105			2,535	15
12. Totals	893	78	2,933	495	267	16	1,672	306	214	0	0	5,085	31

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	1,221	554	667	82.7	72.7	93.3			56.60	0	0
3. 1999	1,717	690	1,027	101.0	84.1	116.6			56.60	0	0
4. 2000	2,487	1,097	1,390	121.3	169.9	99.0			56.60	0	0
5. 2001	3,082	1,218	1,864	110.0	198.7	85.2			56.60	0	0
6. 2002	2,470	249	2,221	70.4	35.9	78.9			56.60	1	1
7. 2003	4,204	1,133	3,071	97.0	137.1	87.5			56.60	100	30
8. 2004	1,647	130	1,517	33.0	13.1	37.9			56.60	14	9
9. 2005	1,945	314	1,631	33.9	50.4	31.9			56.60	275	178
10. 2006	2,835	335	2,500	52.8	68.4	51.3			56.60	1,293	649
11. 2007	3,006	373	2,633	58.5	62.7	58.0			56.60	1,571	964
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3,254	1,831

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								Number of Claims
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	40	(1)	(7)		1			35	XXX
2. 1998	6,607	744	5,863	2,464	625	1,393	262	252			3,223	340
3. 1999	8,407	3,070	5,337	5,258	2,384	2,715	397	471		22	5,663	464
4. 2000	9,194	4,354	4,840	3,881	875	2,233	378	340			5,202	390
5. 2001	8,268	3,038	5,230	3,837	2,423	1,427	418	344		207	2,767	306
6. 2002	4,732	2,674	2,058	404	84	255	65	160			670	143
7. 2003	4,569	2,446	2,123	628	302	119	62	139	(39)		561	97
8. 2004	5,756	2,894	2,862	3,311	2,960	216	34	213	39	2	706	245
9. 2005	6,852	4,150	2,702	1,022	773	98	13	255		1	589	114
10. 2006	7,361	3,522	3,839	216	61	45	8	188			380	121
11. 2007	11,390	4,615	6,775	63	13	12	4	139			197	160
12. Totals	XXX	XXX	XXX	21,123	10,498	8,506	1,640	2,502	0	232	19,993	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	28		78	56	26		34	24	4		1	90	2
2. 1998	255	154	71	28	7		30	8	10		3	182	1
3. 1999	410	269	63	27	4	178	27	1	15		5	45	1
4. 2000	20	3	145	69	16	1	63	30	7		2	146	3
5. 2001	17		173	127	43	18	75	35	7		2	134	2
6. 2002	23	5	195	157	12	3	84	55	5		2	100	2
7. 2003	61	5	365	338	19	4	158	89	24		5	190	2
8. 2004	1,024	209	785	504	54	14	339	218	49		20	1,305	14
9. 2005	654	509	1,127	936	35	4	487	404	35		20	485	18
10. 2006	1,360	1,070	1,818	1,209	47	6	785	522	79		36	1,283	20
11. 2007	303	108	3,979	2,515	35	12	1,719	1,086	154		48	2,469	53
12. Totals	4,155	2,331	8,800	5,966	297	240	3,800	2,473	387	0	144	6,430	118

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	51	39
2. 1998	4,482	1,077	3,405	67.8	144.7	58.1			56.60	143	39
3. 1999	8,964	3,255	5,709	106.6	106.0	107.0			56.60	178	(133)
4. 2000	6,704	1,356	5,348	72.9	31.1	110.5			56.60	93	53
5. 2001	5,922	3,021	2,901	71.6	99.4	55.5			56.60	63	71
6. 2002	1,138	368	770	24.0	13.8	37.4			56.60	56	44
7. 2003	1,512	761	751	33.1	31.1	35.4			56.60	83	107
8. 2004	5,989	3,978	2,011	104.1	137.5	70.3			56.60	1,095	210
9. 2005	3,714	2,639	1,074	54.2	63.6	39.8			56.60	336	149
10. 2006	4,538	2,875	1,662	61.6	81.6	43.3			56.60	899	383
11. 2007	6,404	3,738	2,666	56.2	81.0	39.3			56.60	1,660	809
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	4,658	1,772

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX		(122)	3	122				3	XXX
2. 1998	7,173	1,094	6,079	3,330	1,037	2 003	416	249	13		4,115	214
3. 1999	8,178	1,292	6,887	2,229	595	1 828	362	246	3		3,341	264
4. 2000	8,800	2,040	6,759	3,035	1,423	2 291	624	423	71	6	3,630	293
5. 2001	9,477	2,826	6,651	4,201	1,777	2 846	1,061	546	187		4,568	323
6. 2002	4,506	1,597	2,909	1,653	959	1 120	625	370	165	57	1,393	213
7. 2003	396	24	372	16	16	47	22	317	261		80	31
8. 2004	1,641	878	763	80		275		232	97		490	94
9. 2005	2,215	348	1,867	165		189		261	66		550	142
10. 2006	2,390	324	2,066	246		92		112	6		444	113
11. 2007	2,653	615	2,038	114	14	19		102			221	123
12. Totals	XXX	XXX	XXX	15,069	5,700	10,712	3,233	2,857	870	62	18,835	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	14	10			29	19			1			16	1
2. 1998	14		5	2	5		2	1	1			24	1
3. 1999												0	
4. 2000	28		34	15	4		15	6	3			62	1
5. 2001	40	8	44	16	13	9	19	7	4	1	1	78	3
6. 2002	75		59	31	48		26	13	7		1	171	3
7. 2003												0	
8. 2004	(7)		67	13	9		29	6	3			83	1
9. 2005	2		141	29	2		61	13	7		1	171	3
10. 2006	4		259	30	23		112	13	14		1	369	7
11. 2007	76	15	423	143	48		183	62	26		3	536	29
12. Totals	246	33	1,032	279	180	28	446	120	67	1	6	1,509	49

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	5	11
2. 1998	5,608	1,469	4,139	78.2	134.3	68.1			56.60	17	7
3. 1999	4,302	961	3,341	52.6	74.4	48.5			56.60	0	0
4. 2000	5.833	2,140	3,693	66.3	104.9	54.6			56.60	47	15
5. 2001	7,713	3,067	4,646	81.4	108.5	69.9			56.60	59	19
6. 2002	3.358	1,794	1,564	74.5	112.3	53.8			56.60	104	67
7. 2003	380	299	80	95.9	1,259.5	21.6			56.60	0	0
8. 2004	689	116	573	42.0	13.2	75.1			56.60	47	36
9. 2005	828	107	721	37.4	30.8	38.6			56.60	114	57
10. 2006	861	49	812	36.0	15.0	39.3			56.60	233	136
11. 2007	989	233	756	37.3	37.9	37.1			56.60	341	194
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	966	543

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	169	144	71	57			2	39	XXX
2. 2006	7,818	6,578	1,240	3,307	2,907	15		86		5	500	XXX
3. 2007	7,436	5,967	1,468	2,835	2,368	12	1	104			584	XXX
4. Totals	XXX	XXX	XXX	6,311	5,419	98	57	190	0	7	1,123	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Losses Unpaid: Case Basis: 14 Ceded	Losses Unpaid: Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid: Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid: Case Basis: 18 Ceded	Defense and Cost Containment Unpaid: Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid: Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	333	273	105	92	29	23	11	10	11		1	90	20
2. 2006	42	12	187	166	9	8	20	18	6		1	60	3
3. 2007	35		701	577	6		76	63	20		2	197	10
4. Totals	409	285	993	836	44	31	108	91	37	0	3	348	34

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	72	18
2. 2006	3,672	3,111	561	47.0	47.3	45.2			56.60	51	10
3. 2007	3,789	3,008	781	51.0	50.4	53.2			56.60	158	39
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	281	67

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	(37)		67		42		48	72	XXX
2. 2006	6,163	428	5,735	2,914		91		445		191	3,450	541
3. 2007	7,200	192	7,008	3,175		101		427		156	3,703	692
4. Totals	XXX	XXX	XXX	6,052	0	260	0	914	0	395	7,226	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	7		61		42		8		3		5	122	38
2. 2006	17		159		4		21		5		13	207	38
3. 2007	650		680	0	24		91	0	34		98	1,479	160
4. Totals	674	0	900	0	71	0	120	0	42	0	116	1,807	235

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	69	53
2. 2006	3,657	0	3,657	59.3	0.0	63.8			56.60	176	30
3. 2007	5,182	0	5,182	72.0	0.1	73.9			56.60	1,329	150
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,574	233

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	68	79	137	156			57	(29)	XXX
2. 2006	44	41	3								0	XXX
3. 2007	51	48	3								0	XXX
4. Totals	XXX	XXX	XXX	68	79	137	156	0	0	57	(29)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	340	340	1,511	1,499	57	57	545	540	27	(0)	74	44	
2. 2006			8	7			3	3	0			1	
3. 2007			22	21			8	7	1			3	
4. Totals	340	340	1,541	1,526	57	57	555	550	28	(0)	74	48	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	12	32
2. 2006	11	10	1	24.9	23.6	40.5			56.60	1	1
3. 2007	31	28	3	61.4	59.5	87.0			56.60	2	1
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	15	33

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(1,880)	1,880								0	XXX
8. 2004		(1,507)	1,507								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	Number of
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			56.60	0	0
3. 1999	0	0	0	0.0	0.0	0.0			56.60	0	0
4. 2000	0	0	0	0.0	0.0	0.0			56.60	0	0
5. 2001	0	0	0	0.0	0.0	0.0			56.60	0	0
6. 2002	0	0	0	0.0	0.0	0.0			56.60	0	0
7. 2003	0	0	0	0.0	0.0	0.0			56.60	0	0
8. 2004	0	0	0	0.0	0.0	0.0			56.60	0	0
9. 2005	0	0	0	0.0	0.0	0.0			56.60	0	0
10. 2006	0	0	0	0.0	0.0	0.0			56.60	0	0
11. 2007	0	0	0	0.0	0.0	0.0			56.60	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments									12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11		Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)		
1. Prior	XXX	XXX	XXX								0		XXX
2. 1998	514	267	248	7	4	12	6	5			14		1
3. 1999	401	149	252					4			4		1
4. 2000	261	65	196	397	228	40	34	3			178		5
5. 2001	237	99	138	33	5	27	3	6	1		57		3
6. 2002	137	46	91	2	1						1		1
7. 2003	162	32	130					5			5		1
8. 2004	155	29	126	1				5			6		1
9. 2005	256	65	192	50	2	16		12			76		3
10. 2006	548	138	410	66	15	20	1	21		2	91		16
11. 2007	723	149	574	2	1	2	1	8			10		7
12. Totals	XXX	XXX	XXX	558	257	118	44	68	1	2	442		XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			1	0			1	0	0			1	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	30	13	21	6	5		9	3	2			47	1
10. 2006	7		115	43	16		50	19	7			133	2
11. 2007	15	7	253	85	3	1	109	37	16			264	2
12. Totals	52	20	390	135	24	1	168	58	25	0	0	445	5

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	24	10	14	4.6	3.6	5.7			56.60	0	0
3. 1999	4	0	4	1.0	0.0	1.6			56.60	0	0
4. 2000	440	262	178	168.8	406.1	90.8			56.60	0	0
5. 2001	67	9	58	28.4	9.3	42.2			56.60	1	0
6. 2002	2	1	1	1.3	2.6	0.7			56.60	0	0
7. 2003	5	0	5	2.8	0.0	3.5			56.60	0	0
8. 2004	6	0	6	4.2	0.1	5.1			56.60	0	0
9. 2005	146	24	122	57.0	36.8	63.8			56.60	32	14
10. 2006	301	77	224	54.9	56.1	54.5			56.60	79	54
11. 2007	407	132	275	56.3	89.0	47.8			56.60	175	90
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	287	158

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	269	211	58	50		15	15	1			50	2
3. 1999	244	72	172	566	620	66	66	2			(52)	2
4. 2000	165	83	83								0	
5. 2001	114	74	40			19	19				0	1
6. 2002	(23)	(21)	(2)			1	1	1			1	
7. 2003	289	50	239								0	
8. 2004	294	(2)	295					1			1	
9. 2005	188	112	76								0	
10. 2006	298	89	209								0	
11. 2007	293	109	184								0	
12. Totals	XXX	XXX	XXX	616	620	100	100	3	0	0	(1)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			9				4					13	
8. 2004			29				13					42	
9. 2005			34				15					49	
10. 2006			132				57					189	
11. 2007			91	40			39	17				73	
12. Totals	0	0	295	40	0	0	127	17	0	0	0	365	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	65	15	50	24.2	7.0	87.3			56.60	0	0
3. 1999	634	686	(52)	259.9	954.3	(30.3)			56.60	0	0
4. 2000	0	0	0	0.0	0.0	0.0			56.60	0	0
5. 2001	19	19	0	16.4	25.4	0.0			56.60	0	0
6. 2002	1	1	1	(5.0)	(2.7)	(33.3)			56.60	0	0
7. 2003	13	0	13	4.5	0.0	5.4			56.60	9	4
8. 2004	42	0	42	14.4	0.0	14.3			56.60	29	13
9. 2005	49	0	49	25.7	0.0	63.5			56.60	34	15
10. 2006	189	0	189	63.4	0.0	90.5			56.60	132	57
11. 2007	130	58	73	44.6	52.9	39.6			56.60	51	22
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	255	110

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1	2	3	4	5	6	7	8	9	10	Development 11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	788	1,058	1,057	1,114	1,183	1,199	1,198	1,199	1,199	1,199	0	0
2. 1998	1,685	1,906	1,955	1,824	1,851	1,824	1,816	1,811	1,811	1,810	(1)	(1)
3. 1999	XXX	3,785	3,779	4,094	4,447	4,339	4,236	4,295	4,289	4,277	(12)	(18)
4. 2000	XXX	XXX	5,804	5,598	7,222	6,956	7,240	7,151	7,254	7,196	(58)	45
5. 2001	XXX	XXX	XXX	11,179	12,171	13,612	13,817	14,148	13,998	13,970	(28)	(178)
6. 2002	XXX	XXX	XXX	XXX	5,967	5,841	6,568	6,748	6,750	6,799	49	50
7. 2003	XXX	XXX	XXX	XXX	XXX	4,531	4,343	4,328	4,420	4,375	(45)	48
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	9,804	9,480	8,614	9,375	761	(105)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,173	14,644	14,765	120	592
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,722	15,213	(509)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,116	XXX	XXX
										12. Totals	277	433

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

1. Prior	13,205	13,605	12,957	12,620	12,680	12,891	13,585	13,726	13,835	13,874	40	148
2. 1998	17,947	19,405	22,060	19,361	20,014	20,093	20,435	20,819	21,182	20,939	(242)	120
3. 1999	XXX	20,709	23,246	23,400	24,640	24,929	24,184	23,818	23,888	24,018	129	200
4. 2000	XXX	XXX	27,693	31,817	26,871	25,657	25,351	27,064	27,434	26,866	(567)	(197)
5. 2001	XXX	XXX	XXX	22,186	22,624	21,552	21,351	19,278	18,945	19,033	88	(245)
6. 2002	XXX	XXX	XXX	XXX	27,461	27,516	26,690	27,368	27,008	26,929	(79)	(439)
7. 2003	XXX	XXX	XXX	XXX	XXX	31,851	33,041	35,408	35,982	35,390	(593)	(19)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	41,566	39,734	38,103	35,917	(2,186)	(3,817)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42,906	43,091	39,898	(3,193)	(3,008)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39,627	38,981	(646)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39,503	XXX	XXX
										12. Totals	(7,250)	(7,257)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

1. Prior	4,387	4,989	5,238	5,878	6,242	6,910	7,030	7,082	7,339	7,277	(62)	195
2. 1998	4,137	4,805	5,419	5,244	5,185	5,039	5,124	5,087	5,091	5,056	(35)	(31)
3. 1999	XXX	5,342	6,809	7,419	8,063	8,674	8,857	8,887	8,905	8,944	40	58
4. 2000	XXX	XXX	7,979	8,509	8,535	8,918	8,525	8,937	8,886	9,071	184	134
5. 2001	XXX	XXX	XXX	11,964	12,238	13,701	14,387	14,892	14,905	14,955	50	63
6. 2002	XXX	XXX	XXX	XXX	8,647	8,735	9,044	8,790	8,844	8,944	100	154
7. 2003	XXX	XXX	XXX	XXX	XXX	9,479	10,043	10,119	10,108	10,503	395	384
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	13,717	13,653	13,903	16,152	2,250	2,500
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,809	17,329	19,226	1,897	3,417
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,670	19,552	882	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,119	XXX	XXX
										12. Totals	5,700	6,873

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	494	503	567	481	383	401	391	376	470	400	(70)	24
2. 1998	112	85	113	46	23	29	23	24	27	25	(1)	2
3. 1999	XXX	262	282	160	243	295	255	255	253	261	8	6
4. 2000	XXX	XXX	283	218	211	329	218	204	296	356	61	152
5. 2001	XXX	XXX	XXX	275	165	185	148	81	66	52	(13)	(29)
6. 2002	XXX	XXX	XXX	XXX	306	313	370	367	346	331	(15)	(36)
7. 2003	XXX	XXX	XXX	XXX	XXX	384	449	501	428	142	(285)	(359)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	505	503	439	351	(88)	(152)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	582	527	573	46	(9)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	619	518	(101)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	482	XXX	XXX
										12. Totals	(460)	(401)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	332	423	419	451	465	462	462	462	462	462	0	0
2. 1998	270	418	566	586	556	618	614	614	614	614	0	0
3. 1999	XXX	388	806	793	939	989	957	977	971	953	(19)	(25)
4. 2000	XXX	XXX	1,133	1,031	1,092	1,253	1,246	1,302	1,298	1,298	0	(4)
5. 2001	XXX	XXX	XXX	1,744	2,143	2,038	1,841	1,758	1,746	1,744	(2)	(13)
6. 2002	XXX	XXX	XXX	XXX	1,765	2,109	2,164	2,177	2,114	2,090	(24)	(87)
7. 2003	XXX	XXX	XXX	XXX	XXX	2,499	2,927	3,061	2,952	2,856	(97)	(205)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,875	2,759	1,861	1,337	(524)	(1,422)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,607	2,793	1,426	(1,367)	(2,181)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,146	2,237	(909)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,452	XXX	XXX
										12. Totals	(2,941)	(3,937)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	2,426	2,655	2,486	2,593	2,618	2,666	2,601	2,587	2,643	2,709	66	122
2. 1998	2,265	2,605	3,785	3,124	3,086	2,996	2,990	3,130	3,097	3,143	46	13
3. 1999	XXX	2,769	3,337	3,896	4,511	4,791	4,976	5,233	5,250	5,223	(28)	(10)
4. 2000	XXX	XXX	2,720	4,106	4,148	4,138	4,153	4,389	4,858	5,001	143	613
5. 2001	XXX	XXX	XXX	2,236	2,134	2,160	2,465	2,720	2,777	2,550	(226)	(170)
6. 2002	XXX	XXX	XXX	XXX	1,343	654	593	670	616	605	(11)	(66)
7. 2003	XXX	XXX	XXX	XXX	XXX	1,838	754	495	482	549	68	54
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,296	1,105	883	1,788	906	684
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,054	697	785	88	(269)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,442	1,396	(46)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,373	XXX	XXX
										12. Totals	1,005	970

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	2,972	2,722	2,497	2,458	2,437	2,600	2,656	2,715	2,689	2,703	14	(12)
2. 1998	2,294	3,284	3,466	3,551	3,690	3,727	3,936	3,911	3,890	3,902	12	(9)
3. 1999	XXX	3,320	3,252	2,995	3,171	3,171	3,098	3,100	3,099	3,099	0	(1)
4. 2000	XXX	XXX	3,712	3,710	3,741	3,662	3,640	3,505	3,366	3,338	(27)	(167)
5. 2001	XXX	XXX	XXX	3,712	4,233	4,226	4,450	4,415	4,330	4,285	(46)	(131)
6. 2002	XXX	XXX	XXX	XXX	1,138	1,123	1,274	1,302	1,372	1,353	(19)	50
7. 2003	XXX	XXX	XXX	XXX	XXX	48	64	25	25	25	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	518	485	433	434	1	(51)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	697	560	518	(42)	(179)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	692	693	1	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	629	XXX	XXX
										12. Totals	(106)	(500)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	200	330	294	(36)	94
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	546	469	(77)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	656	XXX	XXX
										4. Totals	(113)	94

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	806	712	784	71	(22)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,192	3,207	15	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,721	XXX	XXX
										4. Totals	86	(22)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	64	17	(24)	(41)	(88)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	1	(1)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	XXX	XXX
										4. Totals	(41)	(88)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX						0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	226	157	261	244	247	246	242	242	243	242	(1)	(0)
2. 1998	83	42	23	20	17	10	10	10	10	10	(0)	(0)
3. 1999	XXX	75	38	14	18	0					0	0
4. 2000	XXX	XXX	52	62	44	53	178	175	175	175	(0)	(0)
5. 2001	XXX	XXX	XXX	36	14	19	54	55	53	53	0	(2)
6. 2002	XXX	XXX	XXX	XXX	28	6	1	1	1	1	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	24	2	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	40	4	1	1	(0)	(2)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	45	108	63	11
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	248	196	(53)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	XXX	XXX
										12. Totals	10	6

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	260	621	520	610	605	603	598	603	603	603	0	0
2. 1998	32	36	58	58	52	78	50	50	50	50	0	0
3. 1999	XXX	37	1	30	25					(54)	(54)	(54)
4. 2000	XXX	XXX	27	14	13	3					0	0
5. 2001	XXX	XXX	XXX	15	11	5					0	0
6. 2002	XXX	XXX	XXX	XXX	2	(2)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	1				13	13	13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	77			42	42	42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40		49	49	8
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	189	78	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73	XXX	XXX
										12. Totals	128	9

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	661	901	970	1,114	1,198	1,198	1,199	1,199	1,199	2,240	1,558
2. 1998	350	1,679	1,736	1,807	1,811	1,813	1,810	1,811	1,811	1,810	1,248	980
3. 1999	XXX	(39)	1,492	2,700	3,605	4,115	4,174	4,274	4,276	4,276	1,435	1,567
4. 2000	XXX	XXX	1,301	2,196	4,803	5,831	6,881	7,017	7,101	7,160	2,331	2,415
5. 2001	XXX	XXX	XXX	1,902	6,055	10,280	12,107	13,191	13,643	13,651	1,347	1,246
6. 2002	XXX	XXX	XXX	XXX	1,538	2,895	4,892	6,074	6,241	6,525	372	248
7. 2003	XXX	XXX	XXX	XXX	XXX	634	1,755	3,018	3,730	4,008	452	78
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,429	3,747	6,473	8,584	964	108
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,486	6,203	10,073	1,201	142
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,471	5,532	1,126	212
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,086	657	225

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	4,269	6,731	8,403	9,157	9,839	10,443	11,045	11,702	11,834	16,797	4,530
2. 1998	3,954	9,670	13,575	15,718	17,142	18,319	18,651	19,346	19,742	19,721	4,947	1,516
3. 1999	XXX	5,144	12,673	17,109	20,953	22,004	22,327	22,815	23,036	23,168	5,384	1,418
4. 2000	XXX	XXX	6,649	16,762	19,104	22,423	23,665	24,540	25,591	25,767	6,875	1,738
5. 2001	XXX	XXX	XXX	4,710	12,065	15,539	15,991	17,048	17,659	18,073	7,345	2,334
6. 2002	XXX	XXX	XXX	XXX	7,145	15,759	19,770	22,242	23,801	24,302	3,934	937
7. 2003	XXX	XXX	XXX	XXX	XXX	7,668	17,755	23,028	26,605	28,885	3,611	915
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	9,179	19,843	25,472	28,412	3,540	964
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,655	20,071	24,873	3,033	783
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,121	18,098	2,634	893
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,468	1,276	653

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	2,180	3,468	4,330	4,653	5,456	6,013	6,536	6,836	7,000	5,980	4,221
2. 1998	1,924	2,716	4,074	4,573	4,875	4,939	5,039	5,007	5,018	5,028	1,154	881
3. 1999	XXX	2,039	3,470	5,226	6,624	8,220	8,449	8,600	8,638	8,741	1,733	1,045
4. 2000	XXX	XXX	2,513	5,113	6,508	7,493	7,814	8,273	8,652	8,795	2,069	996
5. 2001	XXX	XXX	XXX	4,604	7,942	9,936	12,371	13,454	14,050	13,993	1,847	778
6. 2002	XXX	XXX	XXX	XXX	2,790	4,755	6,481	7,545	8,088	8,453	1,067	465
7. 2003	XXX	XXX	XXX	XXX	XXX	3,632	5,448	6,902	7,969	8,886	786	399
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,621	5,938	7,331	10,009	784	497
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,402	7,630	9,501	686	410
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,944	8,338	635	366
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,312	365	207

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000			438	363	371	371	369	358	365	23	78
2. 1998				20	19	20	23	23	23	23	1	18
3. 1999	XXX			90	207	239	243	243	243	243	2	12
4. 2000	XXX	XXX		3	22	106	175	182	183	204	5	12
5. 2001	XXX	XXX	XXX	1	2	14	43	50	16	16	2	14
6. 2002	XXX	XXX	XXX	XXX		3	28	169	235	271	3	8
7. 2003	XXX	XXX	XXX	XXX	XXX	1	47	59	186	55	4	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		6	86	115	1	7
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		3	58	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	365	411	414	415	461	462	462	462	462	24	93
2. 1998	5	158	448	501	512	616	614	614	614	614	11	37
3. 1999	XXX	31	269	610	855	946	945	952	952	953	14	48
4. 2000	XXX	XXX	27	316	857	1,130	1,213	1,298	1,298	1,298	15	45
5. 2001	XXX	XXX	XXX	53	558	1,366	1,766	1,740	1,745	1,744	14	49
6. 2002	XXX	XXX	XXX	XXX	40	520	1,371	1,906	2,009	2,088	18	61
7. 2003	XXX	XXX	XXX	XXX	XXX	119	716	2,102	2,610	2,731	21	67
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	153	580	960	1,315	14	57
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54	353	995	7	31
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	376	2	28
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	1	4

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	1,248	1,704	1,949	2,047	2,481	2,561	2,571	2,588	2,622	537	1,311
2. 1998	142	675	1,607	2,205	2,501	2,667	2,756	2,966	2,969	2,971	89	250
3. 1999	XXX	80	537	1,909	2,958	3,854	4,667	5,079	5,151	5,192	188	275
4. 2000	XXX	XXX	77	652	1,958	2,935	3,499	4,006	4,380	4,862	143	244
5. 2001	XXX	XXX	XXX	(67)	198	747	1,589	1,999	2,237	2,423	109	195
6. 2002	XXX	XXX	XXX	XXX	53	127	403	438	475	509	32	109
7. 2003	XXX	XXX	XXX	XXX	XXX	30	219	257	308	383	35	60
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	167	286	413	532	82	148
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39	92	335	27	68
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	192	38	63
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	37	71

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	1,433	1,915	2,122	2,267	2,451	2,491	2,655	2,686	2,689	226	1,155
2. 1998	333	1,318	2,388	2,814	3,537	3,538	3,806	3,869	3,873	3,879	43	170
3. 1999	XXX	235	1,392	2,073	2,786	3,057	3,097	3,100	3,099	3,099	53	211
4. 2000	XXX	XXX	400	1,877	2,699	3,154	3,304	3,239	3,266	3,279	77	215
5. 2001	XXX	XXX	XXX	555	2,252	3,235	3,980	4,051	4,169	4,209	92	227
6. 2002	XXX	XXX	XXX	XXX	(12)	430	811	969	1,186	1,189	56	155
7. 2003	XXX	XXX	XXX	XXX	XXX	(9)	24	25	25	25	1	29
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	99	229	302	355	5	89
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	119	281	354	31	108
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	132	338	51	55
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	119	43	51

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	175	215	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	384	414	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	479	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	634	665	1,854	972
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,430	3,005	340	162
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,276	331	201

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(11)	(41)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007		
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000	38	115	174	242	242	242	242	242	242	8	8
2. 1998			6	10	10	10	10	10	10	10	1	1
3. 1999	XXX											1
4. 2000	XXX	XXX		19	33	35	175	175	175	175	4	1
5. 2001	XXX	XXX	XXX	3	3	10	52	52	52	52	2	1
6. 2002	XXX	XXX	XXX	XXX	1	1	1	1	1	1	1	
7. 2003	XXX	XXX	XXX	XXX	XXX							1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1	1	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	8	64	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	70	7	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	2	3

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	451	474	576	594	603	598	603	603	603	17	23
2. 1998			50	50	50	50	50	50	50	50		2
3. 1999	XXX									(54)	1	1
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									1
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	371	78	31	10	1	1				
2. 1998	869	88	198	11	38	10	6			
3. 1999	XXX	2,288	831	391	244	6	33	2	3	
4. 2000	XXX	XXX	2,998	884	889	343	107	29	78	0
5. 2001	XXX	XXX	XXX	4,506	995	495	354	137	(69)	50
6. 2002	XXX	XXX	XXX	XXX	2 233	564	444	211	132	184
7. 2003	XXX	XXX	XXX	XXX	XXX	2,150	1,067	404	131	36
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,156	2,290	526	249
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,826	3,113	1,318
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,262	4,715
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,521

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	5,691	3,916	2,660	1,661	1,376	1,062	1,091	967	863	814
2. 1998	8,638	4,667	5,217	1,052	972	581	552	401	348	369
3. 1999	XXX	9,818	5,830	2,696	1,416	1,438	874	262	184	189
4. 2000	XXX	XXX	13,866	7,145	2,020	(195)	(246)	681	511	271
5. 2001	XXX	XXX	XXX	11,388	5,983	3,198	3,040	630	599	242
6. 2002	XXX	XXX	XXX	XXX	13,513	5,501	2,743	2,021	1,352	1,329
7. 2003	XXX	XXX	XXX	XXX	XXX	14,709	6,724	5,750	4,514	3,197
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	21,853	10,840	6,624	4,388
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,956	12,611	8,328
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,420	12,202
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,726

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	1,931	990	657	478	402	676	454	262	290	168
2. 1998	1,412	975	614	390	191	69	57	49	52	20
3. 1999	XXX	2,239	1,472	675	259	218	161	146	105	175
4. 2000	XXX	XXX	3,660	1,553	619	516	76	119	28	122
5. 2001	XXX	XXX	XXX	4,068	1,767	877	498	371	163	406
6. 2002	XXX	XXX	XXX	XXX	3,300	2,039	1,302	556	363	279
7. 2003	XXX	XXX	XXX	XXX	XXX	4,109	3,334	1,604	1,166	855
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,583	5,245	3,595	3,017
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,527	6,109	5,286
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,747	7,882
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,970

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	138	68	61	10	9	12		6	53	35
2. 1998	112	67	82	19	4	2	(1)	1	3	2
3. 1999	XXX	170	181	67	22	31	11	12	10	6
4. 2000	XXX	XXX	277	124	64	31	41	17	56	38
5. 2001	XXX	XXX	XXX	273	155	114	80	20	49	36
6. 2002	XXX	XXX	XXX	XXX	306	200	177	73	79	60
7. 2003	XXX	XXX	XXX	XXX	XXX	381	358	256	130	85
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	505	389	306	209
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	565	455	308
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	619	516
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	482

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	95	14			1	0				
2. 1998	199	70	(10)	5	1	1				
3. 1999	XXX	246	297	54	0	25	1	10	4	
4. 2000	XXX	XXX	766	364	62	41	24	4	(0)	
5. 2001	XXX	XXX	XXX	1,271	567	55	60	10	1	
6. 2002	XXX	XXX	XXX	XXX	1,507	632	193	127	58	2
7. 2003	XXX	XXX	XXX	XXX	XXX	1,687	998	268	88	24
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,029	1,100	210	22
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,361	1,597	325
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,534	1,328
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,104

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	732	531	250	122	56	33	2	9	21	32
2. 1998	1,501	831	1,487	331	208	69	27	40	19	65
3. 1999	XXX	1,972	1,189	517	269	192	101	116	94	63
4. 2000	XXX	XXX	1,701	1,668	884	351	189	203	262	108
5. 2001	XXX	XXX	XXX	1,904	968	422	332	312	249	86
6. 2002	XXX	XXX	XXX	XXX	1,157	399	135	201	102	67
7. 2003	XXX	XXX	XXX	XXX	XXX	1,583	465	157	115	96
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	989	608	270	402
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	947	523	274
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,311	873
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,097

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	1,341	805	325	83	(58)		8	15		
2. 1998	1,328	833	443	155	46	29	37	12	11	4
3. 1999	XXX	2,232	871	335	165	63	1	(0)		
4. 2000	XXX	XXX	2,157	955	328	247	121	82	32	27
5. 2001	XXX	XXX	XXX	2,111	621	375	241	142	83	40
6. 2002	XXX	XXX	XXX	XXX	748	255	215	145	63	40
7. 2003	XXX	XXX	XXX	XXX	XXX	56	28			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	284	170	64	77
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	447	171	161
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	471	328
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	401

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136	31	14
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136	23
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	137

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	295		69
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	309	181
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	771

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	64	28	17
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	1
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	74	30	11	6	5	4		0	1	
2. 1998	83	42	14	10	7	0		0	0	
3. 1999	XXX	75	37	14	18	0				
4. 2000	XXX	XXX	49	30	10	3	3	0	0	
5. 2001	XXX	XXX	XXX	33	11	1	2	3	1	1
6. 2002	XXX	XXX	XXX	XXX	28	5	1	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	24	2	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	39	2	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	79	23	22
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	168	103
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	240

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	111	40	3	22	11					
2. 1998	32	36	8	8	2					
3. 1999	XXX	37	2	30	25					
4. 2000	XXX	XXX	28	14	13	3				
5. 2001	XXX	XXX	XXX	15	11	5				
6. 2002	XXX	XXX	XXX	XXX	2	(2)				
7. 2003	XXX	XXX	XXX	XXX	XXX	1				13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	77			42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40		49
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	189
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	254	84	7	1		1				1
2. 1998	311	975	1,141	1,204	1,223	1,224	1,233	1,241	1,246	1,248
3. 1999	XXX	507	1,058	1,287	1,386	1,420	1,431	1,431	1,433	1,435
4. 2000	XXX	XXX	851	1,814	2,130	2,261	2,310	2,335	2,330	2,331
5. 2001	XXX	XXX	XXX	697	1,151	1,274	1,324	1,344	1,343	1,347
6. 2002	XXX	XXX	XXX	XXX	226	305	338	364	367	372
7. 2003	XXX	XXX	XXX	XXX	XXX	453	664	439	447	452
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	559	896	944	964
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	647	1,135	1,201
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	670	1,126
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	657

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	101	62	2	1	1				1	
2. 1998	828	298	77	44	22	21	14	12	3	2
3. 1999	XXX	567	308	134	63	20	8	11	6	2
4. 2000	XXX	XXX	1,064	476	220	96	42	11	7	4
5. 2001	XXX	XXX	XXX	767	265	118	53	27	16	6
6. 2002	XXX	XXX	XXX	XXX	149	59	25	16	12	7
7. 2003	XXX	XXX	XXX	XXX	XXX	204	62	22	11	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	290	70	34	10
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	470	101	52
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	441	82
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	467

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	82	81	(46)		(1)					
2. 1998	1,463	2,173	2,177	2,210	2,220	2,225	2,227	2,229	2,230	2,230
3. 1999	XXX	1,742	2,619	2,943	2,981	2,991	2,999	3,004	3,004	3,004
4. 2000	XXX	XXX	3,081	4,511	4,658	4,707	4,735	4,749	4,749	4,749
5. 2001	XXX	XXX	XXX	2,161	2,525	2,576	2,592	2,598	2,599	2,599
6. 2002	XXX	XXX	XXX	XXX	560	595	607	625	627	627
7. 2003	XXX	XXX	XXX	XXX	XXX	702	795	532	534	534
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	910	1,061	1,079	1,082
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,193	1,373	1,395
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,236	1,421
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,349

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1,829	271	97	43	12	16	5	6	3	5
2. 1998	2,407	4,605	4,806	4,853	4,889	4,911	4,924	4,939	4,944	4,947
3. 1999	XXX	2,537	4,874	5,183	5,264	5,327	5,354	5,365	5,376	5,384
4. 2000	XXX	XXX	3,004	6,108	6,525	6,680	6,774	6,815	6,854	6,875
5. 2001	XXX	XXX	XXX	4,340	6,740	7,073	7,206	7,279	7,317	7,345
6. 2002	XXX	XXX	XXX	XXX	2,228	3,570	3,779	3,865	3,909	3,934
7. 2003	XXX	XXX	XXX	XXX	XXX	1,769	3,278	3,466	3,558	3,611
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,793	3,265	3,441	3,540
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,558	2,861	3,033
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,426	2,634
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,276

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	435	211	109	70	56	41	31	26	23	18
2. 1998	2,008	458	209	112	79	55	42	25	20	17
3. 1999	XXX	2,280	538	257	156	95	63	52	40	32
4. 2000	XXX	XXX	3,094	784	428	263	158	115	80	58
5. 2001	XXX	XXX	XXX	2,478	661	336	204	132	100	73
6. 2002	XXX	XXX	XXX	XXX	1,478	396	200	112	68	43
7. 2003	XXX	XXX	XXX	XXX	XXX	1,597	375	200	113	57
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,528	389	192	95
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,459	321	151
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,382	285
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,291

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	661	54	63		2	4	1			
2. 1998	5,227	6,437	6,508	6,460	6,468	6,471	6,474	6,477	6,478	6,480
3. 1999	XXX	5,664	6,733	6,793	6,808	6,824	6,829	6,832	6,833	6,834
4. 2000	XXX	XXX	7,283	8,542	8,621	8,637	8,656	8,660	8,667	8,670
5. 2001	XXX	XXX	XXX	6,785	9,661	9,705	9,726	9,734	9,741	9,752
6. 2002	XXX	XXX	XXX	XXX	4,392	4,870	4,896	4,904	4,911	4,913
7. 2003	XXX	XXX	XXX	XXX	XXX	4,027	4,528	4,558	4,576	4,583
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,017	4,542	4,581	4,599
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,598	3,937	3,967
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,486	3,811
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,219

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	283	59	65	19	29	27	34	30	18	15
2. 1998	738	1,016	1,068	1,118	1,126	1,131	1,138	1,147	1,151	1,154
3. 1999	XXX	1,008	1,524	1,627	1,664	1,693	1,709	1,724	1,727	1,733
4. 2000	XXX	XXX	1,185	1,895	1,982	2,018	2,045	2,058	2,066	2,069
5. 2001	XXX	XXX	XXX	1,259	1,683	1,757	1,796	1,826	1,841	1,847
6. 2002	XXX	XXX	XXX	XXX	757	989	1,026	1,049	1,061	1,067
7. 2003	XXX	XXX	XXX	XXX	XXX	551	737	766	779	786
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	485	722	757	784
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	461	644	686
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	454	635
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	365

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	221	162	117	105	88	106	95	55	47	27
2. 1998	354	149	83	41	35	25	39	28	19	17
3. 1999	XXX	456	191	100	68	46	49	38	27	36
4. 2000	XXX	XXX	635	160	84	55	32	18	8	8
5. 2001	XXX	XXX	XXX	438	153	98	65	38	22	15
6. 2002	XXX	XXX	XXX	XXX	267	80	53	28	16	8
7. 2003	XXX	XXX	XXX	XXX	XXX	212	77	52	32	32
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	325	142	134	129
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	289	173	190
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	290	211
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	286

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	305	46	126	5	41	43	20	15	12	
2. 1998	1,464	1,758	1,840	1,879	1,919	1,940	1,979	2,015	2,035	2,052
3. 1999	XXX	1,881	2,487	2,561	2,614	2,649	2,700	2,741	2,773	2,815
4. 2000	XXX	XXX	2,361	2,938	3,013	3,035	3,049	3,066	3,069	3,073
5. 2001	XXX	XXX	XXX	2,183	2,532	2,589	2,612	2,635	2,639	2,639
6. 2002	XXX	XXX	XXX	XXX	1,342	1,493	1,516	1,529	1,533	1,540
7. 2003	XXX	XXX	XXX	XXX	XXX	1,015	1,169	1,194	1,204	1,216
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,068	1,277	1,348	1,410
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	957	1,181	1,286
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	987	1,212
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	859

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	2	3	2	1	1				
2. 1998			1	1	1	1	1	1	1	1
3. 1999	XXX			1	1	2	2	2	2	2
4. 2000	XXX	XXX			1	1	4	5	5	5
5. 2001	XXX	XXX	XXX				1	2	2	2
6. 2002	XXX	XXX	XXX	XXX				1	3	3
7. 2003	XXX	XXX	XXX	XXX	XXX			1	3	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	22	18	9	3	2	1	1	1	1	
2. 1998	1	6	7	2	1	1				
3. 1999	XXX	2	5	1	3	1				1
4. 2000	XXX	XXX	1	3	8	8	1	1	1	1
5. 2001	XXX	XXX	XXX	2	4	6	3	1		
6. 2002	XXX	XXX	XXX	XXX	1	2	6	6	2	
7. 2003	XXX	XXX	XXX	XXX	XXX	1	3	7	4	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		3	3	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	16	10	3						1	
2. 1998	2	9	18	18	19	19	19	19	19	19
3. 1999	XXX	3	8	10	12	14	14	14	14	15
4. 2000	XXX	XXX	1	5	12	15	16	17	18	18
5. 2001	XXX	XXX	XXX	2	6	11	15	15	15	15
6. 2002	XXX	XXX	XXX	XXX	2	4	8	11	11	11
7. 2003	XXX	XXX	XXX	XXX	XXX	1	6	12	16	16
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		5	9	10
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	7	7	2	1			1			
2. 1998		1	7	10	10	10	11	11	11	11
3. 1999	XXX		2	6	10	13	14	14	14	14
4. 2000	XXX	XXX		3	7	12	15	15	15	15
5. 2001	XXX	XXX	XXX	1	1	8	14	14	14	14
6. 2002	XXX	XXX	XXX	XXX	1	2	10	16	17	18
7. 2003	XXX	XXX	XXX	XXX	XXX	1	2	10	18	21
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		2	8	14
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	20	7	2	1	1	1				
2. 1998	36	20	7	1	1	1				
3. 1999	XXX	48	24	11	5	2	1	1	1	
4. 2000	XXX	XXX	47	21	14	3	1			
5. 2001	XXX	XXX	XXX	46	31	15	2	1		
6. 2002	XXX	XXX	XXX	XXX	53	33	11	3	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	58	29	16	5	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	49	23	10	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	13	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	10	1								
2. 1998	41	49	50	48	48	48	48	48	48	48
3. 1999	XXX	57	62	62	62	62	62	62	62	62
4. 2000	XXX	XXX	57	59	60	60	60	59	59	59
5. 2001	XXX	XXX	XXX	57	62	62	63	63	63	63
6. 2002	XXX	XXX	XXX	XXX	64	76	79	79	79	79
7. 2003	XXX	XXX	XXX	XXX	XXX	75	87	88	89	89
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	67	70	72	72
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	36	41	41
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	66	62	22	15	6	5	1			1
2. 1998	10	40	62	73	78	84	87	88	89	89
3. 1999	XXX	48	98	121	145	168	178	186	187	188
4. 2000	XXX	XXX	35	74	97	117	128	135	139	143
5. 2001	XXX	XXX	XXX	41	65	84	95	102	106	109
6. 2002	XXX	XXX	XXX	XXX	15	24	28	29	31	32
7. 2003	XXX	XXX	XXX	XXX	XXX	10	25	29	32	35
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5	70	79	82
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	24	27
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	37

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	342	171	68	36	23	12	4	1	3	2
2. 1998	123	180	65	25	19	10	6	3	1	1
3. 1999	XXX	182	144	81	62	37	24	13	2	1
4. 2000	XXX	XXX	144	84	62	41	18	12	7	3
5. 2001	XXX	XXX	XXX	67	63	41	20	11	6	2
6. 2002	XXX	XXX	XXX	XXX	52	26	10	6	5	2
7. 2003	XXX	XXX	XXX	XXX	XXX	14	8	5	5	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	37	24	20	14
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	16	18
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	20
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	151	52	(27)	(7)	1			1		
2. 1998	169	355	328	331	336	336	337	340	340	340
3. 1999	XXX	297	391	436	460	462	464	464	464	464
4. 2000	XXX	XXX	228	337	369	383	385	388	389	390
5. 2001	XXX	XXX	XXX	178	269	290	300	304	305	306
6. 2002	XXX	XXX	XXX	XXX	104	123	136	141	143	143
7. 2003	XXX	XXX	XXX	XXX	XXX	39	82	91	96	97
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	117	225	238	245
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80	104	114
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82	121
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	160

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	18	54	15	4	3	1	2	1	1	
2. 1998	2	13	28	32	36	39	40	41	43	43
3. 1999	XXX	5	22	35	43	47	53	53	53	53
4. 2000	XXX	XXX	6	28	53	68	74	75	75	77
5. 2001	XXX	XXX	XXX	2	31	66	88	89	91	92
6. 2002	XXX	XXX	XXX	XXX	6	28	49	53	55	56
7. 2003	XXX	XXX	XXX	XXX	XXX			1	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	3	5
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	27	31
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40	51
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	365	115	25	11	7	5	2	2	1	1
2. 1998	142	95	36	22	15	6	3	2	1	1
3. 1999	XXX	161	92	33	15	8				
4. 2000	XXX	XXX	202	102	43	16	6	5	2	1
5. 2001	XXX	XXX	XXX	228	111	49	14	11	4	3
6. 2002	XXX	XXX	XXX	XXX	118	51	15	9	3	3
7. 2003	XXX	XXX	XXX	XXX	XXX	2	5			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30	6	3	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	12	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	128	(48)	(57)	(1)		1	1			
2. 1998	168	212	214	214	214	214	214	214	214	214
3. 1999	XXX	207	261	262	263	264	264	264	264	264
4. 2000	XXX	XXX	264	290	291	291	292	292	292	293
5. 2001	XXX	XXX	XXX	279	309	318	320	321	321	323
6. 2002	XXX	XXX	XXX	XXX	187	211	213	213	213	213
7. 2003	XXX	XXX	XXX	XXX	XXX	5	25	30	30	31
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	80	94	94	94
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	134	142	142
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	108	113
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	123

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1	2		2	1					
2. 1998					1	1	1	1	1	1
3. 1999	XXX									
4. 2000	XXX	XXX	2	2	3	3	4	4	4	4
5. 2001	XXX	XXX	XXX	1	1	1	2	2	2	2
6. 2002	XXX	XXX	XXX	XXX	1	1	1	1	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	5	5	5	2	1					
2. 1998		1	1	1			1			
3. 1999	XXX		1							
4. 2000	XXX	XXX	1	1		1				
5. 2001	XXX	XXX	XXX			1				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			1		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	2	3	1							
2. 1998		1	1	1	1	1	2	1	1	1
3. 1999	XXX		1	1	1	1	1	1	1	1
4. 2000	XXX	XXX	2	4	5	5	5	5	5	5
5. 2001	XXX	XXX	XXX	1	1	3	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	1	1	1	1	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX		1	1	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	16
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	1	1		1					
2. 1998										
3. 1999	XXX								1	1
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	6	3	1	1						
2. 1998		1	1	1	1					
3. 1999	XXX	1	1	1	1	1	1	1		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		1					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	(2)		(1)						
2. 1998		2	2	2	2	2	2	2	2	2
3. 1999	XXX	1	2	2	2	2	2	2	2	2
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		1	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(2)	6	(6)								
2. 1998	7,160	7,296	7,187	7,148	7,130	7,125	7,125	7,125	7,125	7,125	
3. 1999	XXX	12,800	13,573	13,276	13,311	13,326	13,323	13,323	13,323	13,323	
4. 2000	XXX	XXX	23,470	23,171	23,025	22,948	22,952	22,952	22,952	22,952	
5. 2001	XXX	XXX	XXX	23,598	22,801	22,660	22,658	22,660	22,660	22,660	
6. 2002	XXX	XXX	XXX	XXX	12,661	12,620	12,610	12,610	12,610	12,610	
7. 2003	XXX	XXX	XXX	XXX	XXX	6,821	6,841	6,904	6,904	6,904	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	32,685	32,881	32,881	32,881	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31,776	33,434	33,432	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31,251	32,976	1,725
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33,219	33,219
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34,942
13. Earned Prems.(P-Pt 1)	7,158	12,943	24,128	22,963	11,737	9,503	21,623	32,037	32,910	34,942	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior		6	(6)								
2. 1998	4,234	4,326	4,236	4,212	4,203	4,201	4,201	4,201	4,201	4,201	
3. 1999	XXX	8,008	8,618	8,437	8,455	8,461	8,460	8,460	8,460	8,460	
4. 2000	XXX	XXX	18,109	17,946	17,885	17,858	17,858	17,858	17,858	17,858	
5. 2001	XXX	XXX	XXX	7,746	7,526	7,493	7,492	7,492	7,492	7,492	
6. 2002	XXX	XXX	XXX	XXX	2,077	2,068	2,068	2,068	2,068	2,068	
7. 2003	XXX	XXX	XXX	XXX	XXX	478	479	498	498	498	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,124	16,134	16,134	16,134	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,326	6,488	6,487	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,821	5,052	231
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,448	4,448
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,679
13. Earned Prems.(P-Pt 1)	4,234	8,106	18,624	7,379	1,805	2,179	5,053	6,355	4,982	4,679	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	1,227	411	29	(18)	(2)	(5)			16	22	22
2. 1998	47,826	51,101	51,219	51,211	51,177	51,157	51,158	51,160	51,160	51,160	
3. 1999	XXX	49,471	52,380	53,177	52,943	52,856	52,863	52,859	52,883	52,940	57
4. 2000	XXX	XXX	72,293	81,043	81,347	81,106	80,990	80,955	81,008	81,050	42
5. 2001	XXX	XXX	XXX	72,545	77,917	77,875	77,799	77,781	77,900	77,996	97
6. 2002	XXX	XXX	XXX	XXX	57,594	60,012	59,973	59,975	59,994	60,030	36
7. 2003	XXX	XXX	XXX	XXX	XXX	70,790	75,601	75,528	75,490	75,480	(10)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	82,938	88,161	88,043	88,027	(16)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	72,941	78,559	78,539	(20)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	63,887	70,098	6,211
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59,427	59,427
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65,846
13. Earned Prems.(P-Pt 1)	49,054	53,156	68,930	79 278	61,240	69,692	81,172	78,040	69,579	65,846	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	305	241	42	(6)	(2)				1	2	2
2. 1998	17,378	18,977	19,040	19 134	19,089	19,079	19,079	19,079	19,079	19,079	
3. 1999	XXX	18,077	19,035	19 538	19,427	19,372	19,369	19,367	19,370	19,376	7
4. 2000	XXX	XXX	34,703	39 653	39,732	39,646	39,621	39,604	39,604	39,609	5
5. 2001	XXX	XXX	XXX	42 199	45,008	45,000	44,996	44,990	44,990	45,002	12
6. 2002	XXX	XXX	XXX	XXX	17,964	18,620	18,651	18,655	18,658	18,662	5
7. 2003	XXX	XXX	XXX	XXX	XXX	21,884	23,270	23,284	23,280	23,278	(1)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	20,911	21,503	21,484	21,483	(2)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,861	10,822	10,820	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,457	8,209	752
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,192	7,192
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,969
13. Earned Prems.(P-Pt 1)	17,684	19,917	27,761	44 099	17,386	19,259	15,944	10,446	8,403	7,969	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	222	(5)	(2)		5						
2. 1998	15,272	15,636	15,627	15,637	15,643	15,641	15,641	15,641	15,641	15,641	
3. 1999	XXX	19,297	20,115	20,086	20,094	20,088	20,088	20,088	20,088	20,088	
4. 2000	XXX	XXX	23,541	24,113	24,148	24,145	24,145	24,138	24,138	24,138	1
5. 2001	XXX	XXX	XXX	24,397	24,435	24,453	24,431	24,430	24,430	24,431	1
6. 2002	XXX	XXX	XXX	XXX	19,956	20,189	20,057	20,056	20,051	20,050	(1)
7. 2003	XXX	XXX	XXX	XXX	XXX	21,170	21,416	21,438	21,424	21,423	(1)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	36,615	36,948	36,886	36,891	5
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44,657	47,003	46,975	(28)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49,429	51,946	2,517
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51,781	51,781
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54,275
13. Earned Prems.(P-Pt 1)	15,495	19,657	22,654	24 200	19,624	21,355	36,707	45,003	51,694	54,275	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	151	1	(2)		5						
2. 1998	9,177	9,296	9,285	9,292	9,301	9,299	9,299	9,299	9,299	9,299	
3. 1999	XXX	10,710	11,154	11,155	11,168	11,164	11,164	11,164	11,164	11,164	
4. 2000	XXX	XXX	13,409	13,528	13,586	13,585	13,585	13,581	13,581	13,581	
5. 2001	XXX	XXX	XXX	9,540	9,533	9,544	9,540	9,541	9,541	9,542	1
6. 2002	XXX	XXX	XXX	XXX	6,690	6,769	6,747	6,747	6,746	6,746	
7. 2003	XXX	XXX	XXX	XXX	XXX	6,570	6,650	6,658	6,656	6,656	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	11,910	12,021	12,012	12,013	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,855	14,483	14,475	(7)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,343	15,995	652
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,415	13,415
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,062
13. Earned Prems.(P-Pt 1)	9,328	10,830	12,146	8,916	6,345	6,597	11,965	13,970	15,958	14,062	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	360	(2)	(1)	12	1	(1)					
2. 1998	6,248	6,369	6,369	6,375	6,383	6,383	6,383	6,383	6,377	6,377	
3. 1999	XXX	8,287	8,665	8,688	8,720	8,721	8,725	8,725	8,725	8,725	
4. 2000	XXX	XXX	8,818	9,199	9,197	9,188	9,199	9,199	9,199	9,199	
5. 2001	XXX	XXX	XXX	7,867	7,980	7,985	8,006	8,008	8,008	8,008	
6. 2002	XXX	XXX	XXX	XXX	4,606	4,526	4,545	4,543	4,543	4,543	
7. 2003	XXX	XXX	XXX	XXX	XXX	4,752	4,812	4,818	4,818	4,818	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,921	6,036	5,989	5,990	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,731	7,286	7,244	(41)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,860	7,573	712
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,718	10,718
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,390
13. Earned Prems.(P-Pt 1)	6,607	8,407	9,194	8,258	4,732	4,569	5,756	6,852	7,361	11,390	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	61	1		9							
2. 1998	684	744	735	740	743	743	744	744	743	743	
3. 1999	XXX	3,009	3,238	3,243	3,247	3,247	3,249	3,249	3,249	3,249	
4. 2000	XXX	XXX	4,135	4,243	4,242	4,240	4,247	4,247	4,247	4,247	
5. 2001	XXX	XXX	XXX	3,404	3,438	3,438	3,451	3,457	3,457	3,457	
6. 2002	XXX	XXX	XXX	XXX	2,980	2,951	2,961	2,957	2,957	2,957	
7. 2003	XXX	XXX	XXX	XXX	XXX	2,339	2,366	2,379	2,379	2,379	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,979	4,262	4,231	4,231	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,852	4,085	4,068	(16)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,321	3,609	289
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,342	4,342
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,615
13. Earned Prems.(P-Pt 1)	744	3,070	4,354	3,038	2,674	2,446	2,894	4,150	3,522	4,615	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(8)	1	1	(1)							
2. 1998	7,181	6,952	6,947	6,945	6,945	6,945	6,945	6,945	6,945	6,945	
3. 1999	XXX	8,407	8,243	8,242	8,243	8,243	8,243	8,243	8,243	8,243	
4. 2000	XXX	XXX	8,968	9,058	9,089	9,046	9,047	9,047	9,047	9,047	
5. 2001	XXX	XXX	XXX	9,392	9,469	9,444	9,444	9,444	9,444	9,444	
6. 2002	XXX	XXX	XXX	XXX	4,396	4,298	4,298	4,299	4,299	4,299	
7. 2003	XXX	XXX	XXX	XXX	XXX	561	569	571	571	571	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,632	1,640	1,640	1,640	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,205	2,309	2,309	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,286	2,407	121
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,533	2,533
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,653
13. Earned Prems.(P-Pt 1)	7,173	8,178	8,800	9,477	4,506	396	1,641	2,215	2,390	2,653	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	19		(1)	(1)							
2. 1998	1,074	985	966	964	965	965	965	965	965	965	
3. 1999	XXX	1,381	1,215	1,212	1,216	1,216	1,216	1,216	1,216	1,216	
4. 2000	XXX	XXX	2,198	2,185	2,216	2,173	2,173	2,173	2,173	2,173	
5. 2001	XXX	XXX	XXX	4,409	4,531	4,508	4,508	4,508	4,508	4,508	
6. 2002	XXX	XXX	XXX	XXX	2,533	2,441	2,441	2,441	2,441	2,441	
7. 2003	XXX	XXX	XXX	XXX	XXX	184	189	189	189	189	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	875	877	877	877	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	346	366	366	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	305	332	28
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	588	588
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	615
13. Earned Prems.(P-Pt 1)	1,094	1,292	2,040	2,626	1,597	24	878	348	324	615	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,645	1,645	1,645	1,645	1,645	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,372	2,372	2,372	2,372	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					0						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(1,880)	(1,507)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	20	(6)		4							
2. 1998	495	473	464	468	468	468	468	468	468	468	
3. 1999	XXX	430	321	315	315	315	315	315	315	315	
4. 2000	XXX	XXX	378	331	329	329	329	329	329	329	
5. 2001	XXX	XXX	XXX	282	268	253	252	254	254	254	
6. 2002	XXX	XXX	XXX	XXX	153	135	135	136	136	136	
7. 2003	XXX	XXX	XXX	XXX	XXX	194	198	199	199	199	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	152	153	154	154	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	268	275	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	531	561	30
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	687	687
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	723
13. Earned Prems.(P-Pt 1)	514	401	261	237	137	162	155	256	548	723	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	28	(5)		4							
2. 1998	239	226	223	226	226	226	226	226	226	226	
3. 1999	XXX	167	136	135	135	135	135	135	135	135	
4. 2000	XXX	XXX	98	89	88	88	88	88	88	88	
5. 2001	XXX	XXX	XXX	101	98	96	96	101	101	101	
6. 2002	XXX	XXX	XXX	XXX	49	47	47	50	50	50	
7. 2003	XXX	XXX	XXX	XXX	XXX	36	37	38	38	38	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	29	28	28	28	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	56	57	58	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	138	144	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	142	142
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	149
13. Earned Prems.(P-Pt 1)	267	149	65	99	46	32	29	65	138	149	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(14)	(3)	2								
2. 1998	283	216	215	215	215	215	215	215	215	215	
3. 1999	XXX	315	289	289	289	289	289	289	289	289	
4. 2000	XXX	XXX	190	183	179	179	(453)	(453)	(453)	(453)	
5. 2001	XXX	XXX	XXX	121	66	66	(782)	(782)	(782)	(782)	
6. 2002	XXX	XXX	XXX	XXX	37	37	13	13	13	13	
7. 2003	XXX	XXX	XXX	XXX	XXX	289	258	258	258	258	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,829	1,829	1,829	1,829	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	188	188	188	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	298	298	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	293	293
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	293
13. Earned Prems.(P-Pt 1)	269	244	165	114	(23)	289	294	188	298	293	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(6)	(3)	2								
2. 1998	217	166	166	166	166	166	166	166	166	166	
3. 1999	XXX	126	114	114	114	114	114	114	114	114	
4. 2000	XXX	XXX	94	89	87	87	37	37	37	37	
5. 2001	XXX	XXX	XXX	78	41	44	1	1	1	1	
6. 2002	XXX	XXX	XXX	XXX	13	16	15	15	15	15	
7. 2003	XXX	XXX	XXX	XXX	XXX	50	49	49	49	49	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	95	95	95	95	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	112	112	112	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89	89	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109	109
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109
13. Earned Prems.(P-Pt 1)	211	72	83	74	(21)	50	(2)	112	89	109	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	256,399		
1.12 Totals	256,399	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

   If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

   Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

   Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity
   5.2 Surety $ 46

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts.
This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method.
Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.
2) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002.
The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.
3) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business. Effective 6/1/2005 the retention increased to $500,000.
4) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.
5) The medical malpractice excess reinsurance retention before 4/1/2004 was $200,000. Effective 4/1/2004, this retention increased to $300,000.
6) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.
7) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Star Insurance Company. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.
8) Effective 1/1/2005, Star Insurance Company began an intercompany pooling arrangement with Savers Property and Casualty Insurance Company (NAIC #16551), Williamsburg National Insurance Company (NAIC #25780) and Ameritrust Insurance Corporation (NAIC #10665).
The respective percentages as of January 1, 2006 are: 56.6%, 22.0%, 11.4% and 10.0%. All lines of business are included in this arrangement except accident and health.
9) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities of PICL. Star assumed liabilities of $1.1 million from PICL, where are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

Exhibit 28.2 Savers Property & Casualty Insurance Company's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	260	48	63	155	15		13	136	XXX
2. 1998	40,608	18,612	21,996	24,969	13,745	6,166	3,523	1,808	135	121	15,541	XXX
3. 1999	47,344	22,175	25,169	34,602	19,644	7,240	3,465	2,477	228	222	20,982	XXX
4. 2000	60,295	31,073	29,222	44,771	27,298	8,328	4,336	3,208	491	417	24,181	XXX
5. 2001	64,722	30,731	33,991	39,318	20,732	7,017	2,877	2,827	636	729	24,916	XXX
6. 2002	46,030	14,937	31,092	25,540	10,733	4,650	1,668	1,870	130	1,143	19,528	XXX
7. 2003	46,707	13,749	32,958	20,732	5,717	3,745	589	1,986	119	240	20,039	XXX
8. 2004	63,549	16,363	47,186	24,147	7,655	4,016	469	2,400	62	184	22,377	XXX
9. 2005	71,615	16,624	54,991	21,908	5,153	2,771	234	2,441	25	178	21,707	XXX
10. 2006	72,003	15,921	56,082	15,887	3,515	1,849	87	2,451	2	130	16,583	XXX
11. 2007	74,162	15,158	59,003	8,103	1,426	1,044	16	1,833	0	84	9,538	XXX
12. Totals	XXX	XXX	XXX	260,236	115,666	46,889	17,418	23,316	1,830	3,461	195,528	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	1,257	770	672	335	96	38	168	90	47	5	42	1,002	XXX
2. 1998	1,352	994	713	568	95	71	198	164	60	14	16	607	XXX
3. 1999	1,564	1,248	1,101	975	141	197	311	268	105	21	22	512	XXX
4. 2000	2,726	2,293	1,420	1,250	135	102	288	238	153	2	27	837	XXX
5. 2001	3,042	2,484	1,621	1,376	221	149	359	270	161	1	35	1,124	XXX
6. 2002	1,464	863	2,013	1,398	143	64	516	369	109	(2)	21	1,553	XXX
7. 2003	2,206	578	2,532	1,190	198	34	582	249	154	0	37	3,621	XXX
8. 2004	4,814	2,111	4,758	2,197	362	74	1,316	606	215	0	91	6,477	XXX
9. 2005	7,519	2,184	7,499	2,507	607	83	1,995	714	358	0	139	12,489	XXX
10. 2006	8,296	1,859	12,287	3,630	613	74	3,417	1,060	635		186	18,626	XXX
11. 2007	8,294	1,145	20,505	5,226	693	56	5,496	1,525	1,071		282	28,106	XXX
12. Totals	42,534	16,529	55,122	20,652	3,304	942	14,647	5,554	3,067	41	898	74,956	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	823	178
2. 1998	35,361	19,213	16,148	87.1	103.2	73.4			22.00	503	104
3. 1999	47,541	26,047	21,494	100.4	117.5	85.4			22.00	442	70
4. 2000	61,029	36,010	25,019	101.2	115.9	85.6			22.00	603	235
5. 2001	54,566	28,526	26,040	84.3	92.8	76.6			22.00	803	321
6. 2002	36,305	15,224	21,082	78.9	101.9	67.8			22.00	1,216	337
7. 2003	32,135	8,475	23,660	68.8	61.6	71.8			22.00	2,970	651
8. 2004	42,028	13,174	28,854	66.1	80.5	61.1			22.00	5,264	1,213
9. 2005	45,097	10,900	34,196	63.0	65.6	62.2			22.00	10,327	2,162
10. 2006	45,435	10,226	35,209	63.1	64.2	62.8			22.00	15,095	3,531
11. 2007	47,040	9,395	37,645	63.4	62.0	63.8			22.00	22,428	5,678
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	60,475	14,480

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	DEVELOPMENT 11 One Year	12 Two Year
1. Prior	8,873	12,880	12,699	12,685	12,849	13,361	13,650	13,739	13,914	13,893	(21)	154
2. 1998	11,763	13,219	15,099	13,743	14,008	14,007	14,215	14,393	14,515	14,429	(86)	36
3. 1999	XXX	15,141	17,123	17,651	18,924	19,359	19,111	19,101	19,136	19,162	25	61
4. 2000	XXX	XXX	20,257	22,729	21,509	21,199	21,049	21,915	22,250	22,151	(99)	236
5. 2001	XXX	XXX	XXX	22,436	23,420	24,017	24,414	23,964	23,758	23,689	(69)	(275)
6. 2002	XXX	XXX	XXX	XXX	19,355	18,922	19,080	19,377	19,231	19,231	(0)	(146)
7. 2003	XXX	XXX	XXX	XXX	XXX	20,500	20,774	21,649	21,865	21,639	(225)	(9)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	28,274	27,214	25,851	26,301	449	(914)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,050	32,306	31,423	(883)	(627)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,657	32,126	(531)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34,740	XXX	XXX
										12. Totals	(1,441)	(1,484)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	3,934	8,263	9,810	10,445	11,377	11,838	12,431	12,812	12,933	XXX	XXX
2. 1998	3,063	6,844	9,821	11,366	12,441	13,082	13,345	13,709	13,869	13,868	XXX	XXX
3. 1999	XXX	3,563	8,668	12,512	15,765	17,495	18,066	18,518	18,646	18,733	XXX	XXX
4. 2000	XXX	XXX	5,057	11,667	15,319	18,141	19,552	20,359	21,109	21,465	XXX	XXX
5. 2001	XXX	XXX	XXX	5,731	12,874	17,687	20,289	21,723	22,495	22,725	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	5,190	10,398	14,020	16,233	17,282	17,788	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	5,250	10,773	14,428	16,792	18,172	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,353	12,766	16,821	20,038	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,138	14,762	19,292	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,988	14,134	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,705	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2,982	2,577	1,645	963	702	728	647	511	488	415
2. 1998	5,565	2,969	3,133	770	574	296	264	196	168	179
3. 1999	XXX	7,531	4,160	1,863	947	768	459	212	155	169
4. 2000	XXX	XXX	10,023	4,951	1,884	469	129	441	376	220
5. 2001	XXX	XXX	XXX	10,091	4,378	2,154	1,790	632	418	334
6. 2002	XXX	XXX	XXX	XXX	9,169	3,759	2,035	1,297	836	763
7. 2003	XXX	XXX	XXX	XXX	XXX	9,740	5,062	3,286	2,391	1,676
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	15,090	8,042	4,509	3,271
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,373	9,570	6,272
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,138	11,015
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,249

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	2,782	1,646	1,137	3,661	2,983	749	723	191	42	2	853	867
3. 1999	5,031	3,151	1,880	5,187	3,765	884	645	301	99	4	1,864	1,168
4. 2000	9,378	7,239	2,140	10,154	7,682	1,610	1,299	470	170	12	3,083	1,846
5. 2001	8,926	2,868	6,057	7,972	3,338	1,199	528	338	105	255	5,540	1,010
6. 2002	4,562	702	3,860	3,082	758	315	103	211	125	43	2,622	244
7. 2003	3,694	847	2,847	1,547	298	424	116	205	6	1	1,758	208
8. 2004	8,405	1,964	6,441	3,949	1,134	625	103	259	2	2	3,593	420
9. 2005	12,452	2,470	9,982	4,457	892	418	68	293		2	4,208	542
10. 2006	12,792	1,937	10,855	2,137	114	132	4	347	0	6	2,497	552
11. 2007	13,582	1,819	11,763	1,158	0	42		286	0	2	1,485	524
12. Totals	XXX	XXX	XXX	43,305	20,964	6 399	3,589	2,901	550	329	27,502	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Losses Unpaid: Case Basis: 14 Ceded	Losses Unpaid: Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid: Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid: Case Basis: 18 Ceded	Defense and Cost Containment Unpaid: Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid: Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998	6	6	(0)	(0)	1	1	(0)	(0)	0	0		0	1
3. 1999	2	2	0	0	1	1	0	0	0	0		0	1
4. 2000	53	43	0	0	10	7	0	0	2	1	0	15	2
5. 2001	240	145	107	91	18	8	21	18	1		3	125	2
6. 2002	32	0	79	19	3		16	4	2		1	109	3
7. 2003	245	138	56	45	25	3	11	9	11		2	153	2
8. 2004	223	40	305	225	28	1	61	45	3		4	310	4
9. 2005	1,883	685	909	482	140	27	181	96	24		22	1,847	20
10. 2006	2,517	662	2,383	855	92	16	475	171	136		39	3,898	32
11. 2007	2,585	540	4,346	936	113	17	867	187	231		56	6,461	182
12. Totals	7,787	2,262	8,185	2,653	431	81	1,633	529	409	1	128	12,919	247

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	4,607	3,754	853	165.6	228.1	75.0			22.00	0	0
3. 1999	6,377	4,513	1,864	126.8	143.2	99.2			22.00	0	0
4. 2000	12,299	9,202	3,098	131.1	127.1	144.8			22.00	10	5
5. 2001	9,897	4,232	5,665	110.9	147.6	93.5			22.00	111	14
6. 2002	3,740	1,010	2,730	82.0	143.9	70.7			22.00	92	17
7. 2003	2,526	614	1,911	68.4	72.5	67.1			22.00	119	35
8. 2004	5,454	1,551	3,903	64.9	79.0	60.6			22.00	263	47
9. 2005	8,305	2,249	6,055	66.7	91.1	60.7			22.00	1,626	222
10. 2006	8,218	1,823	6,396	64.2	94.1	58.9			22.00	3,382	516
11. 2007	9,627	1,681	7,946	70.9	92.5	67.5			22.00	5,455	1,007
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	11,057	1,862

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	214	156	8	15	2			53	XXX
2. 1998	19,067	6,873	12,193	10,371	3,710	1,130	425	1,027	47	23	8,645	2,519
3. 1999	20,662	7,742	12,920	13,854	5,932	1,339	855	1,259	80	41	10,184	2,656
4. 2000	26,793	10,790	16,002	21,183	12,472	2,538	1,334	1,766	212	117	11,570	3,370
5. 2001	30,815	17,141	13,674	16,739	10,607	2,026	1,133	1,516	411	194	8,130	3,791
6. 2002	23,803	6,758	17,046	11,942	3,873	1,579	302	980	(90)	121	10,516	1,910
7. 2003	27,089	7,486	19,603	12,620	3,117	1,339	215	1,114	1	111	12,340	1,781
8. 2004	31,551	6,197	25,354	10,711	1,487	1,337	117	1,295		54	12,339	1,788
9. 2005	30,333	4,060	26,273	9,088	828	1,453	45	1,095		28	10,763	1,542
10. 2006	27,045	3,266	23,779	6,431	563	1,199	32	1,181		14	8,216	1,481
11. 2007	25,594	3,097	22,496	2,760	307	348	10	858		0	4,150	1,251
12. Totals	XXX	XXX	XXX	115,913	43,053	17,096	4,483	12,094	660	703	96,907	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	1,206	741	481	212	31	20	86	38	36		11	828	7
2. 1998	1,187	876	433	312	44	25	78	56	41		11	515	7
3. 1999	1,302	1,049	649	587	67	64	116	105	75		13	405	12
4. 2000	2,550	2,231	1,284	1,194	94	91	229	213	141		25	568	22
5. 2001	2,445	2,166	1,222	1,142	104	104	219	204	137		24	511	28
6. 2002	1,280	809	1,172	734	73	39	210	131	86		16	1,107	17
7. 2003	1,527	311	1,962	908	87	17	351	162	104		23	2,633	22
8. 2004	2,377	1,256	2,563	1,117	138	47	458	200	112		32	3,029	37
9. 2005	3,309	898	3,617	871	228	35	647	156	189		45	6,029	59
10. 2006	3,393	297	5,105	1,081	306	28	913	193	276		55	8,393	111
11. 2007	4,574	534	7,760	1,256	388	33	1,388	225	486		80	12,549	502
12. Totals	25,150	11,168	26,249	9,413	1,581	504	4,693	1,683	1,683	0	332	36,567	823

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	733	95
2. 1998	14,610	5,451	9,160	76.6	79.3	75.1			22.00	433	81
3. 1999	19,261	8,672	10,589	93.2	112.0	82.0			22.00	316	89
4. 2000	29,885	17,747	12,137	111.5	164.5	75.8			22.00	409	159
5. 2001	24,408	15,768	8,641	79.2	92.0	63.2			22.00	359	152
6. 2002	17,421	5,798	11,623	73.2	85.8	68.2			22.00	909	198
7. 2003	19,704	4,731	14,973	72.7	63.2	76.4			22.00	2,270	363
8. 2004	19,592	4,224	15,368	62.1	68.2	60.6			22.00	2,567	462
9. 2005	19,627	2,834	16,792	64.7	69.8	63.9			22.00	5,157	872
10. 2006	18,804	2,195	16,609	69.5	67.2	69.8			22.00	7,119	1,274
11. 2007	19,063	2,364	16,699	74.5	76.3	74.2			22.00	10,545	2,004
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	30,818	5,749

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	18	(77)	56	87	12		0	76	XXX
2. 1998	6,023	3,626	2,397	4,600	3,004	1,540	1,182	287	40	30	2,200	798
3. 1999	7,640	4,209	3,431	7,854	5,183	1,389	1,163	446	46	107	3,797	1,094
4. 2000	8,805	4,721	4,084	6,385	3,588	1,435	813	469	82	191	3,806	1,194
5. 2001	9,406	3,466	5,941	7,557	3,214	1,349	253	461	46	112	5,854	1,026
6. 2002	7,628	2,466	5,162	4,724	2,043	773	168	367	31	68	3,621	599
7. 2003	8,300	2,564	5,736	3,297	456	586	73	337	26	81	3,764	473
8. 2004	14,268	4,651	9,617	6,086	2,903	351	144	507	6	52	4,391	548
9. 2005	17,492	5,430	12,062	5,146	1,900	526	79	561	(0)	35	4,254	500
10. 2006	20,093	6,203	13,890	4,590	1,661	351	39	519	(0)	33	3,760	471
11. 2007	21,096	5,466	15,631	1,777	191	94	4	357		21	2,033	334
12. Totals	XXX	XXX	XXX	52,034	24,066	9,550	4,005	4,322	278	730	37,557	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior	31	22	131	85	43	11	56	37	8	5	2	111	10
2. 1998	46	45	241	238	46	45	104	102	13	13	4	11	7
3. 1999	87	82	424	376	69	63	183	162	23	21	7	82	14
4. 2000	44	2	54	21	22	4	24	9	4	1	2	111	3
5. 2001	305	140	187	76	77	26	73	27	17		7	391	6
6. 2002	69	7	121	44	22	2	50	18	8		3	199	3
7. 2003	334	96	315	81	66	8	132	33	24		10	652	12
8. 2004	1,707	638	1,454	623	159	13	608	265	72		47	2,459	50
9. 2005	1,954	389	2,208	707	177	17	816	263	110		62	3,890	74
10. 2006	1,637	454	3,254	1,084	132	20	1,334	440	138		72	4,497	82
11. 2007	626	20	5,274	1,626	109	1	1,958	566	205		88	5,960	111
12. Totals	6,841	1,894	13,663	4,960	923	210	5,338	1,922	622	40	304	18,363	372

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	55	56
2. 1998	6,878	4,667	2,211	114.2	128.7	92.3			22.00	7	4
3. 1999	10,975	7,096	3,879	143.6	168.6	113.1			22.00	53	29
4. 2000	8,437	4,520	3,917	95.8	95.7	95.9			22.00	75	36
5. 2001	10,027	3,782	6,244	106.6	109.1	105.1			22.00	277	114
6. 2002	6,133	2,314	3,820	80.4	93.8	74.0			22.00	139	60
7. 2003	5,190	774	4,416	62.5	30.2	77.0			22.00	471	181
8. 2004	11,443	4,593	6,851	80.2	98.7	71.2			22.00	1,900	560
9. 2005	11,498	3,354	8,143	65.7	61.8	67.5			22.00	3,067	823
10. 2006	11,956	3,698	8,258	59.5	59.6	59.4			22.00	3,353	1,144
11. 2007	10,400	2,407	7,993	49.3	44.0	51.1			22.00	4,254	1,706
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	13,650	4,713

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX			3		0			3	XXX
2. 1998	143	72	70	9	4	23	19	2			11	7
3. 1999	186	90	96	90	13	22	4	8			102	6
4. 2000	226	75	150	130	87	68	32	7			87	7
5. 2001	260	67	194	20	29	28	13	5			11	6
6. 2002	252	35	217	64	9	63	13	8			113	4
7. 2003	334	28	306	89	84	19	3	7			29	6
8. 2004	378	27	350	26	3	31	10	6			51	4
9. 2005	436	25	411	36	18	7	3	5			28	2
10. 2006	417	2	415					1			1	1
11. 2007	332		332								0	
12. Totals	XXX	XXX	XXX	465	247	264	95	49	0	0	436	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior			9				5		0			14	
2. 1998			1				0		0			1	
3. 1999	2		2		2		1		0			7	0
4. 2000	44		9		1		5		2			61	0
5. 2001			9				5		1			14	
6. 2002			15				9		1			24	
7. 2003			23	2	1	1	13	1	1			35	0
8. 2004	12	5	59	6	6	3	34	5	4			96	0
9. 2005	68		89	13	13		51	7	9			209	1
10. 2006			128		1		73		11			212	0
11. 2007			119				68		12			199	
12. Totals	126	5	462	20	24	3	263	14	41	0	0	874	3

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	9	5
2. 1998	35	23	12	24.7	31.9	17.3			22.00	1	0
3. 1999	126	17	109	67.8	18.4	113.6			22.00	4	3
4. 2000	267	119	148	118.3	157.9	98.5			22.00	53	8
5. 2001	68	42	26	25.9	62.7	13.3			22.00	9	6
6. 2002	159	22	137	63.2	63.0	63.3			22.00	15	9
7. 2003	154	90	64	46.0	319.1	20.9			22.00	21	14
8. 2004	179	32	147	47.3	116.0	42.0			22.00	60	36
9. 2005	278	41	237	63.7	166.1	57.6			22.00	144	65
10. 2006	213	0	213	51.1	0.0	51.3			22.00	128	84
11. 2007	199	0	199	60.0	0.0	60.0			22.00	119	80
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	562	311

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	574	296	278	310	159	144	56	21			259	19
3. 1999	661	319	342	392	158	247	110	29			399	24
4. 2000	797	251	546	649	352	282	75	36			540	23
5. 2001	1,089	238	851	765	368	386	106	47			725	24
6. 2002	1,363	270	1,093	478	56	430	41	51			863	31
7. 2003	1,685	321	1,363	972	353	519	76	81			1,143	35
8. 2004	1,939	383	1,556	259	14	300	33	70			581	28
9. 2005	2,228	242	1,986	257	16	171	25	71			458	16
10. 2006	2,086	191	1,895	106	17	65	8	71			217	15
11. 2007	1,997	231	1,765	2	(2)	4		29			38	8
12. Totals	XXX	XXX	XXX	4,189	1,490	2,548	530	506	0	0	5,223	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			0	0			0	0	0			1	0
7. 2003	33		13	7	6		7	4	2			51	1
8. 2004			7	2	0		4	1	0			9	0
9. 2005	31	6	128	46	17	1	73	28	9			176	1
10. 2006	194	25	377	44	43	5	215	33	31			755	3
11. 2007	90		615	94	37		350	54	41			985	6
12. Totals	347	30	1,140	192	104	6	650	119	83	0	0	1,976	12

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	475	215	259	82.7	72.7	93.3			22.00	0	0
3. 1999	667	268	399	101.0	84.1	116.6			22.00	0	0
4. 2000	967	426	540	121.3	169.9	99.0			22.00	0	0
5. 2001	1,198	473	725	110.0	198.7	85.2			22.00	0	0
6. 2002	960	97	863	70.4	35.9	78.9			22.00	0	0
7. 2003	1,634	441	1,194	97.0	137.1	87.5			22.00	39	12
8. 2004	640	50	590	33.0	13.1	37.9			22.00	5	4
9. 2005	756	122	634	33.9	50.4	31.9			22.00	107	69
10. 2006	1,102	130	972	52.8	68.4	51.3			22.00	502	252
11. 2007	1,168	145	1,023	58.5	62.7	58.0			22.00	611	375
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,265	712

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

NONE

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	15	(0)	(3)		0			14	XXX
2. 1998	2,568	289	2,279	958	243	542	102	98			1,253	132
3. 1999	3,268	1,193	2,075	2,044	927	1,055	154	183		9	2,201	180
4. 2000	3,574	1,692	1,881	1,509	340	868	147	132			2,022	152
5. 2001	3,214	1,181	2,033	1,491	942	555	162	134		81	1,076	119
6. 2002	1,839	1,040	800	157	33	99	25	62			260	56
7. 2003	1,776	951	825	244	117	46	24	54	(15)		218	38
8. 2004	2,237	1,125	1,112	1,287	1,151	84	13	83	15	1	274	95
9. 2005	2,663	1,613	1,050	397	300	38	5	99		0	229	44
10. 2006	2,861	1,369	1,492	84	24	17	3	73			148	47
11. 2007	4,427	1,794	2,633	24	5	5	2	54			77	62
12. Totals	XXX	XXX	XXX	8,210	4,081	3,306	638	973	0	90	7,771	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	11		30	22	10		13	9	1		0	35	1
2. 1998	99	60	27	11	3		12	3	4		1	71	0
3. 1999	160	105	25	10	2	69	11	0	6		2	18	0
4. 2000	8	1	56	27	6	0	24	12	3		1	57	1
5. 2001	7		67	49	17	7	29	14	3		1	52	1
6. 2002	9	2	76	61	5	1	33	21	2		1	39	1
7. 2003	24	2	142	131	7	1	61	35	9		2	74	1
8. 2004	398	81	305	196	21	5	132	85	19		8	507	6
9. 2005	254	198	438	364	14	1	189	157	14		8	189	7
10. 2006	528	416	707	470	18	2	305	203	31		14	499	8
11. 2007	118	42	1,547	978	14	5	668	422	60		19	960	20
12. Totals	1,615	906	3,421	2,319	115	93	1,477	961	150	0	56	2,499	46

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	20	15
2. 1998	1,742	419	1,324	67.8	144.7	58.1			22.00	56	15
3. 1999	3,484	1,265	2,219	106.6	106.0	107.0			22.00	69	(52)
4. 2000	2,606	527	2,079	72.9	31.1	110.5			22.00	36	21
5. 2001	2,302	1,174	1,128	71.6	99.4	55.5			22.00	25	27
6. 2002	442	143	299	24.0	13.8	37.4			22.00	22	17
7. 2003	588	296	292	33.1	31.1	35.4			22.00	32	42
8. 2004	2,328	1,546	782	104.1	137.5	70.3			22.00	426	82
9. 2005	1,443	1,026	418	54.2	63.6	39.8			22.00	131	58
10. 2006	1,764	1,118	646	61.6	81.6	43.3			22.00	350	149
11. 2007	2,489	1,453	1,036	56.2	81.0	39.3			22.00	645	314
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,810	689

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		(48)	1	48				1	XXX
2. 1998	2,788	425	2,363	1,294	403	778	162	97	5		1,599	83
3. 1999	3,179	502	2,677	866	231	710	141	95	1		1,299	103
4. 2000	3,420	793	2,627	1,180	553	891	243	164	28	2	1,411	114
5. 2001	3,684	1,098	2,585	1,633	691	1,106	413	212	73		1,776	125
6. 2002	1,751	621	1,131	643	373	435	243	144	64	22	542	83
7. 2003	154	9	145	6	6	18	8	123	102		31	12
8. 2004	638	341	297	31		107		90	38		191	37
9. 2005	861	135	726	84		73		102	26		214	55
10. 2006	929	126	803	96		36		44	2		172	44
11. 2007	1,031	239	792	44	5	7		40			86	48
12. Totals	XXX	XXX	XXX	5,857	2,216	4,164	1,257	1,111	338	24	7,321	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	6	4			11	7			1			6	0
2. 1998	6		2	1	2		1	0	0			9	0
3. 1999												0	
4. 2000	11		13	6	2		6	2	1			24	0
5. 2001	15	3	17	6	5	3	7	3	2	0	0	30	1
6. 2002	29		23	12	19		10	5	3		0	66	1
7. 2003												0	
8. 2004	(3)		26	5	4		11	2	1			32	0
9. 2005	1		55	11	1		24	5	3		0	67	1
10. 2006	2		101	12	9		43	5	5		0	143	3
11. 2007	29	6	164	56	19		71	24	10		1	208	11
12. Totals	95	13	401	108	70	11	173	47	26	0	2	587	19

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2	4
2. 1998	2,180	571	1,609	78.2	134.3	68.1			22.00	7	3
3. 1999	1,672	374	1,299	52.6	74.4	48.5			22.00	0	0
4. 2000	2,267	832	1,435	66.3	104.9	54.6			22.00	18	6
5. 2001	2,998	1,192	1,806	81.4	108.5	69.9			22.00	23	7
6. 2002	1,305	697	608	74.5	112.3	53.8			22.00	40	26
7. 2003	148	116	31	95.9	1,259.5	21.6			22.00	0	0
8. 2004	268	45	223	42.0	13.2	75.1			22.00	18	14
9. 2005	322	42	280	37.4	30.8	38.6			22.00	44	22
10. 2006	335	19	316	36.0	15.0	39.3			22.00	91	53
11. 2007	385	91	294	37.3	37.9	37.1			22.00	133	76
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	376	211

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	66	56	28	22			1	15	XXX
2. 2006	3,039	2,557	482	1,285	1,130	6		33		2	194	XXX
3. 2007	2,890	2,319	571	1,102	920	5	0	40			227	XXX
4. Totals	XXX	XXX	XXX	2,453	2,106	38	22	74	0	3	436	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	129	106	41	36	11	9	4	4	4		0	35	8
2. 2006	16	5	73	65	4	3	8	7	2		0	23	1
3. 2007	13		273	224	2		29	24	8		1	77	4
4. Totals	159	111	386	325	17	12	42	35	14	0	1	135	13

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	28	7
2. 2006	1,427	1,209	218	47.0	47.3	45.2			22.00	20	4
3. 2007	1,473	1,169	303	51.0	50.4	53.2			22.00	62	15
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	109	26

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(14)		26		16		18	28	XXX
2. 2006	2,396	166	2,229	1,133		35		173		74	1,341	210
3. 2007	2,799	75	2,724	1,234		39		166		61	1,439	269
4. Totals	XXX	XXX	XXX	2,352	0	101	0	355	0	154	2,809	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	3		24		16		3		1		2	47	15
2. 2006	7		62		2		8		2		5	80	15
3. 2007	253		264	0	9		35	0	13		38	575	62
4. Totals	262	0	350	0	28	0	47	0	16	0	45	703	92

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	27	21
2. 2006	1,421	0	1,421	59.3	0.0	63.8			22.00	69	12
3. 2007	2,014	0	2,014	72.0	0.1	73.9			22.00	517	58
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	612	91

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	27	31	53	61			22	(11)	XXX
2. 2006	17	16	1								0	XXX
3. 2007	20	18	1								0	XXX
4. Totals	XXX	XXX	XXX	27	31	53	61	0	0	22	(11)	XXX

	Losses Unpaid, Case Basis: 13 Direct and Assumed	Losses Unpaid, Case Basis: 14 Ceded	Losses Unpaid, Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid, Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid, Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid, Case Basis: 18 Ceded	Defense and Cost Containment Unpaid, Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid, Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	132	132	587	582	22	22	212	210	11	(0)	29	17	
2. 2006			3	3			1	1	0			1	
3. 2007			9	8			3	3	0			1	
4. Totals	132	132	599	593	22	22	216	214	11	(0)	29	19	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	5	12
2. 2006	4	4	1	24.9	23.6	40.5			22.00	0	0
3. 2007	12	11	1	61.4	59.5	87.0			22.00	1	1
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	6	13

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(731)	731								0	XXX
8. 2004		(586)	586								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			22.00	0	0
3. 1999	0	0	0	0.0	0.0	0.0			22.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			22.00	0	0
5. 2001	0	0	0	0.0	0.0	0.0			22.00	0	0
6. 2002	0	0	0	0.0	0.0	0.0			22.00	0	0
7. 2003	0	0	0	0.0	0.0	0.0			22.00	0	0
8. 2004	0	0	0	0.0	0.0	0.0			22.00	0	0
9. 2005	0	0	0	0.0	0.0	0.0			22.00	0	0
10. 2006	0	0	0	0.0	0.0	0.0			22.00	0	0
11. 2007	0	0	0	0.0	0.0	0.0			22.00	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	200	104	96	3	2	5	2	2			6	0
3. 1999	156	58	98					2			2	0
4. 2000	101	25	76	154	89	16	13	1			69	2
5. 2001	92	39	54	13	2	11	1	2	0		22	1
6. 2002	53	18	35	1	0						0	0
7. 2003	63	12	51					2			2	0
8. 2004	60	11	49	0				2			2	0
9. 2005	100	25	75	19	1	6		5			29	1
10. 2006	213	54	160	26	6	8	0	8		1	35	6
11. 2007	281	58	223	1	0	1	0	3			4	3
12. Totals	XXX	XXX	XXX	217	100	46	17	26	0	1	172	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			0	0			0	0	0			0	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	12	5	8	2	2		4	1	1			18	0
10. 2006	3		45	17	6		19	7	3			52	1
11. 2007	6	3	98	33	1	1	42	14	6			103	1
12. Totals	20	8	152	52	9	1	65	23	10	0	0	173	2

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	9	4	6	4.6	3.6	5.7			22.00	0	0
3. 1999	2	0	2	1.0	0.0	1.6			22.00	0	0
4. 2000	171	102	69	168.8	406.1	90.8			22.00	0	0
5. 2001	26	4	23	28.4	9.3	42.2			22.00	0	0
6. 2002	1	0	0	1.3	2.6	0.7			22.00	0	0
7. 2003	2	0	2	2.8	0.0	3.5			22.00	0	0
8. 2004	3	0	2	4.2	0.1	5.1			22.00	0	0
9. 2005	57	9	48	57.0	36.8	63.8			22.00	13	5
10. 2006	117	30	87	54.9	56.1	54.5			22.00	31	21
11. 2007	158	51	107	56.3	89.0	47.8			22.00	68	35
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	112	61

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	105	82	22	19		6	6	0			20	1
3. 1999	95	28	67	220	241	26	26	1			(20)	1
4. 2000	64	32	32								0	
5. 2001	44	29	16			7	7				0	0
6. 2002	(9)	(8)	(1)			0	0	0			0	
7. 2003	112	20	93								0	
8. 2004	114	(1)	115					0			0	
9. 2005	73	44	30								0	
10. 2006	116	35	81								0	
11. 2007	114	42	72								0	
12. Totals	XXX	XXX	XXX	239	241	39	39	1	0	0	(0)	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			4				2					5	
8. 2004			11				5					16	
9. 2005			13				6					19	
10. 2006			51				22					73	
11. 2007			35	16			15	7				28	
12. Totals	0	0	115	16	0	0	50	7	0	0	0	142	0

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	25	6	20	24.2	7.0	87.3			22.00	0	0
3. 1999	246	267	(20)	259.9	954.3	(30.3)			22.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			22.00	0	0
5. 2001	7	7	0	16.4	25.4	0.0			22.00	0	0
6. 2002	0	0	0	(5.0)	(2.7)	(33.3)			22.00	0	0
7. 2003	5	0	5	4.5	0.0	5.4			22.00	4	2
8. 2004	16	0	16	14.4	0.0	14.3			22.00	11	5
9. 2005	19	0	19	25.7	0.0	63.5			22.00	13	6
10. 2006	73	0	73	63.4	0.0	90.5			22.00	51	22
11. 2007	51	22	28	44.6	52.9	39.6			22.00	20	9
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	99	43

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	306	411	411	433	460	466	466	466	466	466	0	0
2. 1998	655	741	760	709	719	709	706	704	704	704	(0)	(0)
3. 1999	XXX	1,471	1,469	1,591	1,729	1,686	1,646	1,669	1,667	1,662	(5)	(7)
4. 2000	XXX	XXX	2,256	2,176	2,807	2,704	2,814	2,779	2,820	2,797	(23)	18
5. 2001	XXX	XXX	XXX	4,345	4,731	5,291	5,370	5,499	5,441	5,430	(11)	(69)
6. 2002	XXX	XXX	XXX	XXX	2,319	2,270	2,553	2,623	2,624	2,643	19	19
7. 2003	XXX	XXX	XXX	XXX	XXX	1,761	1,688	1,682	1,718	1,701	(17)	18
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,811	3,685	3,348	3,644	296	(41)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,509	5,692	5,739	47	230
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,111	5,913	(198)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,430	XXX	XXX
										12. Totals	108	168

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	5,133	5,288	5,036	4,905	4,929	5,011	5,281	5,335	5,377	5,393	15	58
2. 1998	6,976	7,543	8,575	7,526	7,779	7,810	7,943	8,092	8,233	8,139	(94)	47
3. 1999	XXX	8,049	9,036	9,095	9,577	9,690	9,400	9,258	9,285	9,336	50	78
4. 2000	XXX	XXX	10,764	12,367	10,445	9,973	9,854	10,519	10,663	10,443	(221)	(77)
5. 2001	XXX	XXX	XXX	8,623	8,794	8,377	8,299	7,493	7,364	7,398	34	(95)
6. 2002	XXX	XXX	XXX	XXX	10,674	10,695	10,374	10,638	10,498	10,467	(31)	(170)
7. 2003	XXX	XXX	XXX	XXX	XXX	12,380	12,843	13,763	13,986	13,756	(230)	(7)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,156	15,444	14,810	13,961	(850)	(1,484)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,677	16,749	15,508	(1,241)	(1,169)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,403	15,152	(251)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,354	XXX	XXX
										12. Totals	(2,818)	(2,821)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	1,705	1,939	2,036	2,285	2,426	2,686	2,733	2,753	2,853	2,829	(24)	76
2. 1998	1,608	1,868	2,107	2,038	2,015	1,978	1,992	1,977	1,979	1,965	(14)	(12)
3. 1999	XXX	2,077	2,647	2,884	3,134	3,372	3,443	3,454	3,461	3,477	15	22
4. 2000	XXX	XXX	3,101	3,307	3,317	3,466	3,314	3,474	3,454	3,526	72	52
5. 2001	XXX	XXX	XXX	4,650	4,757	5,326	5,592	5,788	5,793	5,813	19	24
6. 2002	XXX	XXX	XXX	XXX	3,361	3,395	3,515	3,416	3,438	3,476	39	60
7. 2003	XXX	XXX	XXX	XXX	XXX	3,684	3,903	3,933	3,929	4,082	153	149
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,332	5,307	5,404	6,278	874	972
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,145	6,736	7,473	737	1,328
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,257	7,600	343	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,432	XXX	XXX
										12. Totals	2,215	2,672

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	192	195	220	187	148	156	152	146	183	155	(27)	9
2. 1998	43	33	44	18	9	11	9	9	10	10	(0)	1
3. 1999	XXX	102	110	62	94	115	99	99	98	102	3	2
4. 2000	XXX	XXX	110	85	82	128	85	79	115	139	24	59
5. 2001	XXX	XXX	XXX	107	64	72	57	32	26	20	(5)	(11)
6. 2002	XXX	XXX	XXX	XXX	119	122	144	143	135	129	(6)	(14)
7. 2003	XXX	XXX	XXX	XXX	XXX	149	175	195	166	55	(111)	(140)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	196	195	171	136	(34)	(59)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	226	205	223	18	(4)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	241	201	(39)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	187	XXX	XXX
										12. Totals	(179)	(156)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	129	165	163	175	181	179	180	180	180	180	0	0
2. 1998	105	162	220	228	216	240	239	239	239	239	0	0
3. 1999	XXX	151	313	308	365	384	372	380	378	370	(7)	(10)
4. 2000	XXX	XXX	440	401	424	487	484	506	505	505	0	(1)
5. 2001	XXX	XXX	XXX	678	833	792	715	683	679	678	(1)	(5)
6. 2002	XXX	XXX	XXX	XXX	686	820	841	846	822	812	(9)	(34)
7. 2003	XXX	XXX	XXX	XXX	XXX	971	1,138	1,190	1,148	1,110	(38)	(80)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,117	1,073	723	520	(204)	(553)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,402	1,086	554	(531)	(848)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,223	869	(353)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	953	XXX	XXX
										12. Totals	(1,143)	(1,530)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	943	1,032	966	1,008	1,018	1,036	1,011	1,006	1,027	1,053	26	47
2. 1998	880	1,013	1,471	1,214	1,200	1,164	1,162	1,217	1,204	1,222	18	5
3. 1999	XXX	1,076	1,297	1,514	1,753	1,862	1,934	2,034	2,041	2,030	(11)	(4)
4. 2000	XXX	XXX	1,057	1,596	1,612	1,609	1,614	1,706	1,888	1,944	56	238
5. 2001	XXX	XXX	XXX	869	829	840	958	1,057	1,079	991	(88)	(66)
6. 2002	XXX	XXX	XXX	XXX	522	254	231	261	239	235	(4)	(25)
7. 2003	XXX	XXX	XXX	XXX	XXX	714	293	192	187	214	26	21
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	504	429	343	695	352	266
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	410	271	305	34	(105)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	560	542	(18)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	922	XXX	XXX
										12. Totals	391	377

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	1,155	1,058	971	955	947	1,010	1,032	1,055	1,045	1,050	5	(5)
2. 1998	892	1,277	1,347	1,380	1,434	1,449	1,530	1,520	1,512	1,517	5	(4)
3. 1999	XXX	1,291	1,264	1,164	1,233	1,232	1,204	1,205	1,205	1,205	0	(0)
4. 2000	XXX	XXX	1,443	1,442	1,454	1,423	1,415	1,363	1,308	1,298	(11)	(65)
5. 2001	XXX	XXX	XXX	1,443	1,634	1,642	1,730	1,716	1,683	1,665	(18)	(51)
6. 2002	XXX	XXX	XXX	XXX	466	436	495	506	533	526	(8)	20
7. 2003	XXX	XXX	XXX	XXX	XXX	19	25	10	10	10	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	201	189	168	169	0	(20)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	271	218	201	(16)	(70)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	269	269	0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	244	XXX	XXX
										12. Totals	(41)	(194)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	78	128	114	(14)	36
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	212	182	(30)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	255	XXX	XXX
										4. Totals	(44)	36

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	313	277	305	28	(9)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,241	1,246	6	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,835	XXX	XXX
										4. Totals	33	(9)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	7	(9)	(16)	(34)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0	(0)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	XXX	XXX
										4. Totals	(16)	(34)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	88	61	101	95	96	95	94	94	94	94	(0)	(0)
2. 1998	32	17	9	8	6	4	4	4	4	4	(0)	(0)
3. 1999	XXX	29	15	5	7	0					0	0
4. 2000	XXX	XXX	20	24	17	21	69	68	68	68	(0)	(0)
5. 2001	XXX	XXX	XXX	14	6	7	21	21	21	21	0	(1)
6. 2002	XXX	XXX	XXX	XXX	11	2	0	0	0	0	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	9	1	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16	1	1	1	(0)	(1)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38	17	42	25	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	76	(20)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	XXX	XXX
										12. Totals	4	3

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	101	241	202	237	235	234	233	234	234	234	0	0
2. 1998	12	14	23	22	20	30	19	19	19	19	0	0
3. 1999	XXX	14	0	12	10					(21)	(21)	(21)
4. 2000	XXX	XXX	11	5	5	1					0	0
5. 2001	XXX	XXX	XXX	6	4	2					0	0
6. 2002	XXX	XXX	XXX	XXX	1	(1)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	0				5	5	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30			16	16	16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16		19	19	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	73	30	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	XXX	XXX
										12. Totals	50	4

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	257	350	377	433	466	466	466	466	466	871	606
2. 1998	136	653	675	702	704	705	703	704	704	704	485	381
3. 1999	XXX	(15)	580	1,050	1,401	1,599	1,622	1,661	1,662	1,662	558	609
4. 2000	XXX	XXX	506	853	1,867	2,267	2,675	2,727	2,760	2,783	906	939
5. 2001	XXX	XXX	XXX	739	2,353	3,996	4,706	5,127	5,303	5,306	524	484
6. 2002	XXX	XXX	XXX	XXX	598	1,125	1,901	2,361	2,426	2,536	145	96
7. 2003	XXX	XXX	XXX	XXX	XXX	247	682	1,173	1,450	1,558	176	30
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	556	1,457	2,516	3,337	375	42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	966	2,411	3,915	467	55
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	960	2,150	438	83
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,199	255	88

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	1,659	2,616	3,266	3,559	3,844	4,059	4,293	4,549	4,600	6,529	1,761
2. 1998	1,537	3,758	5,276	6,110	6,663	7,120	7,250	7,520	7,673	7,665	1,923	589
3. 1999	XXX	2,000	4,926	6,650	8,144	8,553	8,678	8,868	8,954	9,005	2,093	551
4. 2000	XXX	XXX	2,584	6,515	7,425	8,716	9,198	9,539	9,947	10,016	2,672	675
5. 2001	XXX	XXX	XXX	1,831	4,690	6,059	6,216	6,627	6,864	7,025	2,855	907
6. 2002	XXX	XXX	XXX	XXX	2,777	6,125	7,684	8,645	9,251	9,446	1,529	364
7. 2003	XXX	XXX	XXX	XXX	XXX	2,981	6,901	8,951	10,341	11,227	1,404	356
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,568	7,713	9,901	11,044	1,376	375
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,753	7,802	9,668	1,179	304
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,545	7,035	1,024	347
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,292	496	254

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	847	1,348	1,683	1,809	2,121	2,337	2,541	2,657	2,721	2,325	1,641
2. 1998	748	1,056	1,584	1,778	1,895	1,943	1,958	1,946	1,951	1,954	449	342
3. 1999	XXX	793	1,349	2,031	2,575	3,195	3,284	3,343	3,357	3,397	674	406
4. 2000	XXX	XXX	977	1,987	2,530	2,913	3,037	3,216	3,363	3,419	804	387
5. 2001	XXX	XXX	XXX	1,790	3,087	3,862	4,809	5,229	5,461	5,439	718	302
6. 2002	XXX	XXX	XXX	XXX	1,085	1,848	2,519	2,933	3,144	3,286	415	181
7. 2003	XXX	XXX	XXX	XXX	XXX	1,412	2,118	2,683	3,097	3,454	305	155
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,407	2,308	2,850	3,890	305	193
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,322	2,966	3,693	267	160
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,310	3,241	247	142
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,676	142	81

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000			170	141	144	144	143	139	142	9	30
2. 1998				8	7	8	9	9	9	9	0	7
3. 1999	XXX			35	81	93	95	95	95	95	1	5
4. 2000	XXX	XXX		1	8	41	68	71	71	79	2	5
5. 2001	XXX	XXX	XXX	0	1	5	17	19	6	6	1	5
6. 2002	XXX	XXX	XXX	XXX		1	11	66	91	105	1	3
7. 2003	XXX	XXX	XXX	XXX	XXX	0	18	23	72	22	2	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		2	33	45	0	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	23	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	142	160	161	161	179	180	180	180	180	9	36
2. 1998	2	61	174	195	199	240	239	239	239	239	4	15
3. 1999	XXX	12	105	237	332	368	367	370	370	370	6	18
4. 2000	XXX	XXX	11	123	333	439	471	505	505	505	6	17
5. 2001	XXX	XXX	XXX	20	217	531	687	677	678	678	6	19
6. 2002	XXX	XXX	XXX	XXX	16	202	533	741	781	812	7	24
7. 2003	XXX	XXX	XXX	XXX	XXX	46	278	817	1,015	1,062	8	26
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	60	225	373	511	6	22
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	137	387	3	12
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	146	1	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	0	2

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	485	662	757	796	964	995	999	1,006	1,019	209	510
2. 1998	55	262	625	857	972	1,037	1,071	1,153	1,154	1,155	35	97
3. 1999	XXX	31	209	742	1,150	1,498	1,814	1,974	2,002	2,018	73	107
4. 2000	XXX	XXX	30	253	761	1,141	1,360	1,557	1,702	1,890	55	95
5. 2001	XXX	XXX	XXX	(26)	77	290	618	777	869	942	42	76
6. 2002	XXX	XXX	XXX	XXX	21	50	157	170	185	198	12	42
7. 2003	XXX	XXX	XXX	XXX	XXX	12	85	100	120	149	13	23
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	65	111	161	207	32	58
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	36	130	11	27
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	75	15	24
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	14	28

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	557	744	825	881	953	968	1,032	1,044	1,045	88	449
2. 1998	130	512	928	1,094	1,375	1,395	1,480	1,504	1,505	1,508	17	66
3. 1999	XXX	92	541	806	1,083	1,188	1,204	1,205	1,205	1,205	21	82
4. 2000	XXX	XXX	155	730	1,049	1,226	1,284	1,259	1,270	1,274	30	83
5. 2001	XXX	XXX	XXX	216	875	1,281	1,547	1,575	1,620	1,636	36	88
6. 2002	XXX	XXX	XXX	XXX	(5)	167	315	377	461	462	22	60
7. 2003	XXX	XXX	XXX	XXX	XXX	(4)	9	10	10	10	0	11
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	39	89	117	138	2	35
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	109	138	12	42
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	131	20	22
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	17	20

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	68	83	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	149	161	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	186	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	247	259	721	378
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	945	1,168	132	63
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,273	129	78

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(4)	(16)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	15	45	68	94	94	94	94	94	94	3	3
2. 1998			2	4	4	4	4	4	4	4	0	0
3. 1999	XXX											0
4. 2000	XXX	XXX		7	13	13	68	68	68	68	2	0
5. 2001	XXX	XXX	XXX	1	1	4	20	20	20	20	1	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2003	XXX	XXX	XXX	XXX	XXX							0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	3	25	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	27	3	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	175	184	224	231	234	233	234	234	234	7	9
2. 1998			19	19	19	19	19	19	19	19		1
3. 1999	XXX									(21)	0	0
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									0
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	144	30	12	4	0	0				
2. 1998	338	34	77	4	15	4	2			
3. 1999	XXX	889	323	152	95	2	13	1	1	
4. 2000	XXX	XXX	1,165	344	345	133	42	11	30	0
5. 2001	XXX	XXX	XXX	1,752	387	193	138	53	(27)	19
6. 2002	XXX	XXX	XXX	XXX	868	219	172	82	51	72
7. 2003	XXX	XXX	XXX	XXX	XXX	836	415	157	51	14
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,004	890	205	97
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,653	1,210	512
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,600	1,833
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,090

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	2,212	1,522	1,034	646	535	413	424	376	335	317
2. 1998	3,357	1,814	2,028	409	378	226	215	156	135	144
3. 1999	XXX	3,816	2,266	1,048	550	559	340	102	72	74
4. 2000	XXX	XXX	5,390	2,777	785	(76)	(95)	265	199	105
5. 2001	XXX	XXX	XXX	4,426	2,325	1,243	1,182	245	233	94
6. 2002	XXX	XXX	XXX	XXX	5,252	2,138	1,066	786	526	517
7. 2003	XXX	XXX	XXX	XXX	XXX	5,717	2,614	2,235	1,755	1,243
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8,494	4,213	2,575	1,705
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,145	4,902	3,237
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,549	4,743
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,668

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	751	385	255	186	156	263	177	102	113	65
2. 1998	549	379	239	152	74	27	22	19	20	8
3. 1999	XXX	870	572	262	131	85	62	57	41	68
4. 2000	XXX	XXX	1,423	603	241	201	29	46	11	48
5. 2001	XXX	XXX	XXX	1,581	637	341	194	144	63	158
6. 2002	XXX	XXX	XXX	XXX	1,233	793	506	216	141	108
7. 2003	XXX	XXX	XXX	XXX	XXX	1,597	1,296	623	453	332
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,947	2,039	1,397	1,173
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,703	2,374	2,055
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,788	3,064
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,041

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	53	27	24	4	4	4		2	21	14
2. 1998	43	26	32	7	2	1	(0)	0	1	1
3. 1999	XXX	66	70	26	8	12	4	5	4	3
4. 2000	XXX	XXX	108	48	25	12	16	7	22	15
5. 2001	XXX	XXX	XXX	106	60	44	31	8	19	14
6. 2002	XXX	XXX	XXX	XXX	119	78	69	28	31	23
7. 2003	XXX	XXX	XXX	XXX	XXX	148	139	100	51	33
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	196	151	119	81
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	220	177	120
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	241	200
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	187

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	37	5			1	0				
2. 1998	77	27	(4)	2	0	0				
3. 1999	XXX	96	116	21	0	10	0	4	2	
4. 2000	XXX	XXX	298	141	24	16	9	1	(0)	
5. 2001	XXX	XXX	XXX	494	220	21	23	4	0	
6. 2002	XXX	XXX	XXX	XXX	586	245	75	49	22	1
7. 2003	XXX	XXX	XXX	XXX	XXX	656	388	104	34	9
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	789	428	82	8
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	918	621	126
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	985	516
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	818

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	285	206	97	48	22	13	1	3	8	12
2. 1998	583	323	578	128	31	27	10	15	7	25
3. 1999	XXX	766	462	201	105	74	39	45	36	25
4. 2000	XXX	XXX	661	648	344	137	73	79	102	42
5. 2001	XXX	XXX	XXX	740	376	164	129	121	97	33
6. 2002	XXX	XXX	XXX	XXX	450	155	53	78	39	26
7. 2003	XXX	XXX	XXX	XXX	XXX	615	181	81	45	37
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	385	236	105	156
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	368	203	106
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	510	339
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	815

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	521	313	126	32	(23)		3	6		
2. 1998	516	324	172	60	18	11	15	5	4	2
3. 1999	XXX	868	338	130	34	24	0	(0)		
4. 2000	XXX	XXX	838	371	128	96	47	32	12	11
5. 2001	XXX	XXX	XXX	821	241	146	94	55	32	15
6. 2002	XXX	XXX	XXX	XXX	231	99	84	56	25	16
7. 2003	XXX	XXX	XXX	XXX	XXX	22	11			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	110	66	25	30
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	174	67	62
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	183	127
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	156

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	12	5
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	9
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	115		27
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	120	70
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	300

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	11	7
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	29	12	4	2	2	1		0	0	
2. 1998	32	17	6	4	3	0		0	0	
3. 1999	XXX	29	14	5	7	0				
4. 2000	XXX	XXX	19	12	4	1	1	0	0	
5. 2001	XXX	XXX	XXX	13	4	0	1	1	0	0
6. 2002	XXX	XXX	XXX	XXX	11	2	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	9	1	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	15	1	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	9	9
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65	40
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	93

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	43	16	1	9	4					
2. 1998	12	14	3	3	1					
3. 1999	XXX	14	1	12	10					
4. 2000	XXX	XXX	11	5	5	1				
5. 2001	XXX	XXX	XXX	6	4	2				
6. 2002	XXX	XXX	XXX	XXX	1	(1)				
7. 2003	XXX	XXX	XXX	XXX	XXX	0				5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30			16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16		19
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	73
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	99	33	3	0		0				0
2. 1998	121	379	444	468	475	476	479	482	484	485
3. 1999	XXX	197	411	500	539	552	556	556	557	558
4. 2000	XXX	XXX	331	705	828	879	898	908	906	906
5. 2001	XXX	XXX	XXX	271	447	495	515	522	522	524
6. 2002	XXX	XXX	XXX	XXX	88	118	132	141	143	145
7. 2003	XXX	XXX	XXX	XXX	XXX	176	258	171	174	176
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	217	348	367	375
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	441	467
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	260	438
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	255

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	39	24	1	0	0				0	
2. 1998	322	116	30	17	8	8	5	5	1	1
3. 1999	XXX	220	120	52	25	8	3	4	2	1
4. 2000	XXX	XXX	414	185	85	37	17	4	3	2
5. 2001	XXX	XXX	XXX	298	103	46	21	10	6	2
6. 2002	XXX	XXX	XXX	XXX	58	23	10	6	5	3
7. 2003	XXX	XXX	XXX	XXX	XXX	79	24	8	4	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	113	27	13	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	183	39	20
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	171	32
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	182

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	32	31	(18)		(0)					
2. 1998	569	845	846	859	863	865	865	867	867	867
3. 1999	XXX	677	1,018	1,144	1,159	1,162	1,166	1,168	1,168	1,168
4. 2000	XXX	XXX	1,198	1,753	1,811	1,830	1,840	1,846	1,846	1,846
5. 2001	XXX	XXX	XXX	840	981	1,001	1,008	1,010	1,010	1,010
6. 2002	XXX	XXX	XXX	XXX	218	231	236	243	244	244
7. 2003	XXX	XXX	XXX	XXX	XXX	273	309	207	208	208
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	354	413	419	420
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	464	534	542
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	480	552
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	524

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	711	105	38	17	5	6	2	2	1	2
2. 1998	935	1,790	1,868	1,887	1,900	1,909	1,914	1,920	1,922	1,923
3. 1999	XXX	986	1,895	2,015	2,046	2,071	2,081	2,085	2,090	2,093
4. 2000	XXX	XXX	1,168	2,374	2,536	2,597	2,633	2,649	2,664	2,672
5. 2001	XXX	XXX	XXX	1,687	2,620	2,749	2,801	2,829	2,844	2,855
6. 2002	XXX	XXX	XXX	XXX	866	1,388	1,469	1,502	1,519	1,529
7. 2003	XXX	XXX	XXX	XXX	XXX	688	1,274	1,347	1,383	1,404
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	697	1,269	1,337	1,376
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	605	1,112	1,179
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	554	1,024
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	496

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	169	82	42	27	22	16	12	10	9	7
2. 1998	780	178	81	44	31	22	16	10	8	7
3. 1999	XXX	886	209	100	61	37	25	20	16	12
4. 2000	XXX	XXX	1,203	305	166	102	62	45	31	22
5. 2001	XXX	XXX	XXX	963	257	131	79	51	39	28
6. 2002	XXX	XXX	XXX	XXX	575	154	78	44	27	17
7. 2003	XXX	XXX	XXX	XXX	XXX	621	146	78	44	22
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	594	151	75	37
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	567	125	59
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	537	111
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	502

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	257	21	25		1	2	0			
2. 1998	2,032	2,502	2,530	2,511	2,514	2,515	2,516	2,517	2,518	2,519
3. 1999	XXX	2,202	2,617	2,640	2,646	2,653	2,654	2,656	2,656	2,656
4. 2000	XXX	XXX	2,831	3,320	3,351	3,357	3,364	3,366	3,369	3,370
5. 2001	XXX	XXX	XXX	3,415	3,755	3,772	3,780	3,784	3,786	3,791
6. 2002	XXX	XXX	XXX	XXX	1,707	1,893	1,903	1,906	1,909	1,910
7. 2003	XXX	XXX	XXX	XXX	XXX	1,565	1,760	1,772	1,778	1,781
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,561	1,765	1,780	1,788
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,399	1,530	1,542
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,355	1,481
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,251

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	110	23	25	7	11	10	13	12	7	6
2. 1998	287	395	415	435	438	440	442	446	447	449
3. 1999	XXX	392	592	632	647	658	664	670	671	674
4. 2000	XXX	XXX	460	737	770	785	795	800	803	804
5. 2001	XXX	XXX	XXX	489	654	683	698	710	716	718
6. 2002	XXX	XXX	XXX	XXX	294	384	399	408	413	415
7. 2003	XXX	XXX	XXX	XXX	XXX	214	287	298	303	305
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	189	281	294	305
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	179	250	267
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	177	247
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	142

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	86	63	45	41	34	41	37	22	18	10
2. 1998	138	58	32	16	14	10	15	11	7	7
3. 1999	XXX	177	74	39	26	18	19	15	11	14
4. 2000	XXX	XXX	247	62	33	22	12	7	3	3
5. 2001	XXX	XXX	XXX	170	60	38	25	15	9	6
6. 2002	XXX	XXX	XXX	XXX	104	31	20	11	6	3
7. 2003	XXX	XXX	XXX	XXX	XXX	82	30	20	13	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	127	55	52	50
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	112	67	74
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	113	82
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	118	18	49	2	16	17	8	6	5	
2. 1998	569	683	715	730	746	754	769	783	791	798
3. 1999	XXX	731	967	996	1,016	1,030	1,049	1,065	1,078	1,094
4. 2000	XXX	XXX	918	1,142	1,171	1,180	1,185	1,192	1,193	1,194
5. 2001	XXX	XXX	XXX	849	984	1,006	1,015	1,024	1,026	1,026
6. 2002	XXX	XXX	XXX	XXX	522	580	589	594	596	599
7. 2003	XXX	XXX	XXX	XXX	XXX	394	455	464	468	473
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	415	497	524	548
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	372	459	500
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	383	471
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	334

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	1	1	0	0				
2. 1998			0	0	0	0	0	0	0	0
3. 1999	XXX			0	0	1	1	1	1	1
4. 2000	XXX	XXX			0	0	2	2	2	2
5. 2001	XXX	XXX	XXX				0	1	1	1
6. 2002	XXX	XXX	XXX	XXX				0	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX			0	1	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	9	7	4	1	1	0	0	0	0	
2. 1998	0	2	3	1	0	0				
3. 1999	XXX	1	2	0	1	0				0
4. 2000	XXX	XXX	0	1	3	3	0	0	0	0
5. 2001	XXX	XXX	XXX	1	2	2	1	0		
6. 2002	XXX	XXX	XXX	XXX	0	1	2	2	1	
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	3	2	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	6	4	1						0	
2. 1998	1	4	7	7	7	7	7	7	7	7
3. 1999	XXX	1	3	4	5	5	5	6	6	6
4. 2000	XXX	XXX	0	2	5	6	6	7	7	7
5. 2001	XXX	XXX	XXX	1	2	4	6	6	6	6
6. 2002	XXX	XXX	XXX	XXX	1	2	3	4	4	4
7. 2003	XXX	XXX	XXX	XXX	XXX	0	2	5	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		2	4	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	3	1	0			0			
2. 1998		0	3	4	4	4	4	4	4	4
3. 1999	XXX		1	2	4	5	6	6	6	6
4. 2000	XXX	XXX		1	3	5	6	6	6	6
5. 2001	XXX	XXX	XXX	0	0	3	5	6	6	6
6. 2002	XXX	XXX	XXX	XXX	0	1	4	6	7	7
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	4	7	8
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	3	6
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	8	3	1	0	0	0				
2. 1998	14	8	3	0	0	0				
3. 1999	XXX	19	9	4	2	1	0	0	0	
4. 2000	XXX	XXX	18	8	5	1	0			
5. 2001	XXX	XXX	XXX	18	12	6	1	0		
6. 2002	XXX	XXX	XXX	XXX	21	13	4	1	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	23	11	6	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	19	9	4	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	5	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	0								
2. 1998	16	19	19	19	19	19	19	19	19	19
3. 1999	XXX	22	24	24	24	24	24	24	24	24
4. 2000	XXX	XXX	22	23	23	23	23	23	23	23
5. 2001	XXX	XXX	XXX	22	24	24	24	24	24	24
6. 2002	XXX	XXX	XXX	XXX	25	29	31	31	31	31
7. 2003	XXX	XXX	XXX	XXX	XXX	29	34	34	35	35
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	26	27	28	28
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	16	16
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	15
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	26	24	8	6	2	2	0			0
2. 1998	4	15	24	28	30	33	34	34	35	35
3. 1999	XXX	19	38	47	57	65	69	72	73	73
4. 2000	XXX	XXX	14	29	38	45	50	53	54	55
5. 2001	XXX	XXX	XXX	16	25	33	37	40	41	42
6. 2002	XXX	XXX	XXX	XXX	6	9	11	11	12	12
7. 2003	XXX	XXX	XXX	XXX	XXX	4	10	11	13	13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2	27	31	32
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	9	11
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	15
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	133	66	27	14	9	5	2	0	1	1
2. 1998	48	70	25	10	7	4	2	1	0	0
3. 1999	XXX	71	56	31	24	14	9	5	1	0
4. 2000	XXX	XXX	56	33	24	16	7	5	3	1
5. 2001	XXX	XXX	XXX	26	25	16	8	4	2	1
6. 2002	XXX	XXX	XXX	XXX	20	10	4	2	2	1
7. 2003	XXX	XXX	XXX	XXX	XXX	6	3	2	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14	9	8	6
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	6	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	59	20	(10)	(3)	0			0		
2. 1998	66	138	128	129	130	131	131	132	132	132
3. 1999	XXX	115	152	169	179	180	180	180	180	180
4. 2000	XXX	XXX	88	131	143	149	150	151	151	152
5. 2001	XXX	XXX	XXX	69	105	113	117	118	119	119
6. 2002	XXX	XXX	XXX	XXX	40	48	53	55	55	56
7. 2003	XXX	XXX	XXX	XXX	XXX	15	32	35	37	38
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	45	87	92	95
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	40	44
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	47
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	62

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	7	21	6	2	1	0	1	0	0	
2. 1998	1	5	11	12	14	15	16	16	17	17
3. 1999	XXX	2	9	14	17	18	21	21	21	21
4. 2000	XXX	XXX	2	11	21	26	29	29	29	30
5. 2001	XXX	XXX	XXX	1	12	26	34	35	35	36
6. 2002	XXX	XXX	XXX	XXX	2	11	19	20	22	22
7. 2003	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	1	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	10	12
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	20
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	142	45	10	4	3	2	1	1	0	0
2. 1998	55	37	14	9	6	2	1	1	0	0
3. 1999	XXX	62	36	13	6	3				
4. 2000	XXX	XXX	79	40	17	6	2	2	1	0
5. 2001	XXX	XXX	XXX	89	43	19	6	4	2	1
6. 2002	XXX	XXX	XXX	XXX	46	20	6	4	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	1	2			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12	2	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18	5	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	50	(19)	(22)	(0)		0	0			
2. 1998	65	83	83	83	83	83	83	83	83	83
3. 1999	XXX	80	101	102	102	103	103	103	103	103
4. 2000	XXX	XXX	103	113	113	113	114	114	114	114
5. 2001	XXX	XXX	XXX	108	120	124	125	125	125	125
6. 2002	XXX	XXX	XXX	XXX	73	82	83	83	83	83
7. 2003	XXX	XXX	XXX	XXX	XXX	2	10	12	12	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	31	37	37	37
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52	55	55
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42	44
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	48

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	1		1	0					
2. 1998					0	0	0	0	0	0
3. 1999	XXX									
4. 2000	XXX	XXX	1	1	1	1	2	2	2	2
5. 2001	XXX	XXX	XXX	0	0	0	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	2	2	1	0					
2. 1998		0	0	0			0			
3. 1999	XXX		0							
4. 2000	XXX	XXX	0	0		0				
5. 2001	XXX	XXX	XXX			0				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	0							
2. 1998		0	0	0	0	0	1	0	0	0
3. 1999	XXX		0	0	0	0	0	0	0	0
4. 2000	XXX	XXX	1	2	2	2	2	2	2	2
5. 2001	XXX	XXX	XXX	0	0	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX		0	0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	0	0		0					
2. 1998										
3. 1999	XXX								0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	1	0	0						
2. 1998		0	0	0	0					
3. 1999	XXX	0	0	0	0	0	0	0		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	(1)		(0)						
2. 1998		1	1	1	1	1	1	1	1	1
3. 1999	XXX	0	1	1	1	1	1	1	1	1
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(1)	2	(2)								
2. 1998	2,783	2,836	2,793	2,778	2,771	2,770	2,770	2,770	2,770	2,770	
3. 1999	XXX	4,975	5,276	5,160	5,174	5,180	5,178	5,178	5,178	5,178	
4. 2000	XXX	XXX	9,123	9,006	8,950	8,920	8,921	8,921	8,921	8,921	
5. 2001	XXX	XXX	XXX	9,172	8,863	8,808	8,807	8,808	8,808	8,808	
6. 2002	XXX	XXX	XXX	XXX	4,921	4,905	4,901	4,901	4,901	4,901	
7. 2003	XXX	XXX	XXX	XXX	XXX	2,651	2,659	2,683	2,683	2,683	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12,705	12,781	12,781	12,781	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,351	12,996	12,995	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,147	12,818	671
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,912	12,912
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,582
13. Earned Prems.(P-Pt 1)	2,782	5,031	9,378	8,926	4,562	3,694	8,405	12,452	12,792	13,582	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior		2	(2)								
2. 1998	1,646	1,681	1,646	1,637	1,634	1,633	1,633	1,633	1,633	1,633	
3. 1999	XXX	3,113	3,350	3,280	3,286	3,289	3,288	3,288	3,288	3,288	
4. 2000	XXX	XXX	7,039	6,976	6,952	6,941	6,941	6,941	6,941	6,941	
5. 2001	XXX	XXX	XXX	3,011	2,925	2,912	2,912	2,912	2,912	2,912	
6. 2002	XXX	XXX	XXX	XXX	807	804	804	804	804	804	
7. 2003	XXX	XXX	XXX	XXX	XXX	186	186	194	194	194	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,267	6,271	6,271	6,271	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,459	2,522	2,522	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,874	1,964	90
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,729	1,729
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,819
13. Earned Prems.(P-Pt 1)	1,646	3,151	7,239	2,868	702	847	1,964	2,470	1,937	1,819	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	477	160	11	(7)	(1)	(2)			6	8	8
2. 1998	18,590	19,862	19,908	19,905	19,892	19,884	19,885	19,885	19,885	19,885	
3. 1999	XXX	19,229	20,360	20,670	20,578	20,545	20,547	20,546	20,555	20,577	22
4. 2000	XXX	XXX	28,100	31,501	31,619	31,525	31,480	31,467	31,487	31,503	16
5. 2001	XXX	XXX	XXX	28,198	30,286	30,269	30,240	30,233	30,279	30,317	38
6. 2002	XXX	XXX	XXX	XXX	22,386	23,326	23,311	23,312	23,319	23,333	14
7. 2003	XXX	XXX	XXX	XXX	XXX	27,516	29,385	29,357	29,342	29,339	(4)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	32,237	34,268	34,222	34,216	(6)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28,352	30,535	30,528	(8)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24,833	27,247	2,414
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23,099	23,099
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25,594
13. Earned Prems.(P-Pt 1)	19,067	20,662	26,793	30,815	23,803	27,089	31,551	30,333	27,045	25,594	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	119	94	17	(2)	(1)				0	1	1
2. 1998	6,755	7,376	7,401	7,437	7,420	7,416	7,416	7,416	7,416	7,416	
3. 1999	XXX	7,026	7,399	7,594	7,551	7,530	7,528	7,528	7,529	7,531	3
4. 2000	XXX	XXX	13,489	15,413	15,443	15,410	15,400	15,394	15,394	15,396	2
5. 2001	XXX	XXX	XXX	16,432	17,494	17,491	17,490	17,487	17,487	17,492	5
6. 2002	XXX	XXX	XXX	XXX	6,982	7,237	7,250	7,251	7,252	7,254	2
7. 2003	XXX	XXX	XXX	XXX	XXX	8,506	9,045	9,050	9,049	9,048	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8,128	8,358	8,351	8,350	(1)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,833	4,207	4,206	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,899	3,191	292
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,795	2,795
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,097
13. Earned Prems.(P-Pt 1)	6,873	7,742	10,790	17,141	6,758	7,486	6,197	4,060	3,266	3,097	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	86	(2)	(1)		2						
2. 1998	5,936	6,078	6,074	6,078	6,080	6,079	6,079	6,079	6,079	6,079	
3. 1999	XXX	7,501	7,818	7,807	7,810	7,808	7,808	7,808	7,808	7,808	
4. 2000	XXX	XXX	9,150	9,373	9,386	9,385	9,385	9,382	9,382	9,382	0
5. 2001	XXX	XXX	XXX	9,483	9,498	9,505	9,496	9,496	9,496	9,496	0
6. 2002	XXX	XXX	XXX	XXX	7,757	7,847	7,796	7,795	7,794	7,793	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	8,228	8,324	8,333	8,327	8,327	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14,232	14,362	14,337	14,339	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,358	18,270	18,259	(11)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,213	20,191	978
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,127	20,127
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21,096
13. Earned Prems.(P-Pt 1)	6,023	7,640	8,805	9,406	7,628	8,300	14,268	17,492	20,093	21,096	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	59	0	(1)		2						
2. 1998	3,567	3,613	3,609	3,612	3,615	3,614	3,614	3,614	3,614	3,614	
3. 1999	XXX	4,163	4,335	4,336	4,341	4,339	4,339	4,339	4,339	4,339	
4. 2000	XXX	XXX	5,212	5,258	5,281	5,280	5,280	5,279	5,279	5,279	
5. 2001	XXX	XXX	XXX	3,708	3,705	3,710	3,708	3,709	3,709	3,709	0
6. 2002	XXX	XXX	XXX	XXX	2,600	2,631	2,623	2,622	2,622	2,622	
7. 2003	XXX	XXX	XXX	XXX	XXX	2,554	2,585	2,588	2,587	2,587	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,629	4,672	4,669	4,669	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,385	5,629	5,627	(3)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,964	6,217	253
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,214	5,214
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,466
13. Earned Prems.(P-Pt 1)	3,626	4,209	4,721	3,466	2,466	2,564	4,651	5,430	6,203	5,466	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	140	(1)	(0)	5	0	(0)					
2. 1998	2,428	2,476	2,475	2,478	2,481	2,481	2,481	2,481	2,479	2,479	
3. 1999	XXX	3,221	3,368	3,377	3,390	3,390	3,391	3,391	3,391	3,391	
4. 2000	XXX	XXX	3,427	3,576	3,575	3,571	3,576	3,576	3,576	3,576	
5. 2001	XXX	XXX	XXX	3,058	3,102	3,104	3,112	3,113	3,113	3,113	
6. 2002	XXX	XXX	XXX	XXX	1,790	1,759	1,767	1,766	1,766	1,766	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,847	1,870	1,873	1,873	1,873	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,301	2,346	2,328	2,328	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,616	2,832	2,816	(16)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,667	2,943	277
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,166	4,166
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,427
13. Earned Prems.(P-Pt 1)	2,568	3,268	3,574	3,214	1,839	1,776	2,237	2,663	2,861	4,427	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	24	0		4							
2. 1998	266	289	286	288	289	289	289	289	289	289	
3. 1999	XXX	1,170	1,258	1,260	1,262	1,262	1,263	1,263	1,263	1,263	
4. 2000	XXX	XXX	1,607	1,649	1,649	1,648	1,651	1,651	1,651	1,651	
5. 2001	XXX	XXX	XXX	1,323	1,337	1,336	1,341	1,344	1,344	1,344	
6. 2002	XXX	XXX	XXX	XXX	1,158	1,147	1,151	1,149	1,149	1,149	
7. 2003	XXX	XXX	XXX	XXX	XXX	909	920	925	925	925	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,547	1,657	1,645	1,645	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,497	1,588	1,581	(6)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,291	1,403	112
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,688	1,688
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,794
13. Earned Prems.(P-Pt 1)	289	1,193	1,692	1,181	1,040	951	1,125	1,613	1,369	1,794	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(3)	0	0	(0)							
2. 1998	2,791	2,702	2,700	2,639	2,700	2,700	2,700	2,700	2,700	2,700	
3. 1999	XXX	3,268	3,204	3,233	3,204	3,204	3,204	3,204	3,204	3,204	
4. 2000	XXX	XXX	3,486	3,521	3,533	3,516	3,516	3,516	3,516	3,516	
5. 2001	XXX	XXX	XXX	3,650	3,680	3,671	3,671	3,671	3,671	3,671	
6. 2002	XXX	XXX	XXX	XXX	1,709	1,670	1,670	1,671	1,671	1,671	
7. 2003	XXX	XXX	XXX	XXX	XXX	218	221	222	222	222	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	634	638	638	638	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	857	897	897	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	889	935	47
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	985	985
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,031
13. Earned Prems.(P-Pt 1)	2,788	3,179	3,420	3,654	1,751	154	638	861	929	1,031	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	7		(0)	(0)							
2. 1998	418	383	376	375	375	375	375	375	375	375	
3. 1999	XXX	537	472	471	473	473	473	473	473	473	
4. 2000	XXX	XXX	854	849	861	845	845	845	845	845	
5. 2001	XXX	XXX	XXX	1,714	1,761	1,752	1,752	1,752	1,752	1,752	
6. 2002	XXX	XXX	XXX	XXX	985	949	949	949	949	949	
7. 2003	XXX	XXX	XXX	XXX	XXX	72	73	73	73	73	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	340	341	341	341	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	135	142	142	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118	129	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	228	228
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	239
13. Earned Prems.(P-Pt 1)	425	502	793	1,098	621	9	341	135	126	239	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	640	640	640	640	640	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	922	922	922	922	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					0						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(731)	(586)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior	8	(2)		2							
2. 1998	192	184	180	182	182	182	182	182	182	182	
3. 1999	XXX	167	125	123	123	123	123	123	123	123	
4. 2000	XXX	XXX	147	129	128	128	128	128	128	128	
5. 2001	XXX	XXX	XXX	110	104	98	98	99	99	99	
6. 2002	XXX	XXX	XXX	XXX	60	53	52	53	53	53	
7. 2003	XXX	XXX	XXX	XXX	XXX	75	77	77	77	77	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	59	60	60	60	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	98	104	107	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	206	218	12
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	267	267
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	281
13. Earned Prems.(P-Pt 1)	200	156	101	92	53	63	60	100	213	281	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior	11	(2)		2							
2. 1998	93	88	87	88	88	88	88	88	88	88	
3. 1999	XXX	65	53	53	53	53	53	53	53	53	
4. 2000	XXX	XXX	38	35	34	34	34	34	34	34	
5. 2001	XXX	XXX	XXX	39	38	37	37	39	39	39	
6. 2002	XXX	XXX	XXX	XXX	19	18	18	20	20	20	
7. 2003	XXX	XXX	XXX	XXX	XXX	14	14	15	15	15	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	11	11	11	11	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	22	22	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	56	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55	55
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58
13. Earned Prems.(P-Pt 1)	104	58	25	39	18	12	11	25	54	58	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior	(6)	(1)	1								
2. 1998	110	84	84	84	84	84	84	84	84	84	
3. 1999	XXX	122	112	112	112	112	112	112	112	112	
4. 2000	XXX	XXX	74	71	70	70	(176)	(176)	(176)	(176)	
5. 2001	XXX	XXX	XXX	47	26	26	(304)	(304)	(304)	(304)	
6. 2002	XXX	XXX	XXX	XXX	14	14	5	5	5	5	
7. 2003	XXX	XXX	XXX	XXX	XXX	112	100	100	100	100	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	711	711	711	711	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73	73	73	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116	116	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114	114
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114
13. Earned Prems.(P-Pt 1)	105	95	64	44	(9)	112	114	73	116	114	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior	(2)	(1)	1								
2. 1998	84	64	64	64	64	64	64	64	64	64	
3. 1999	XXX	49	44	44	44	44	44	44	44	44	
4. 2000	XXX	XXX	37	35	34	34	14	14	14	14	
5. 2001	XXX	XXX	XXX	30	17	17	0	0	0	0	
6. 2002	XXX	XXX	XXX	XXX	6	6	6	6	6	6	
7. 2003	XXX	XXX	XXX	XXX	XXX	20	19	19	19	19	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	37	37	37	37	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	44	44	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35	35	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42	42
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42
13. Earned Prems.(P-Pt 1)	82	28	32	29	(8)	20	(1)	44	35	42	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	99,660		
1.12 Totals	99,660	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity ....
   5.2 Surety $ 18

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method.
Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.
2) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002.
The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.
3) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business. Effective 6/1/2005 the retention increased to $500,000.
4) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.
5) The medical malpractice excess reinsurance retention before 4/1/2004 was $200,000. Effective 4/1/2004, this retention increased to $300,000.
6) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.
7) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Savers Property and Casualty Insurance Company. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.
8) Effective 1/1/2005, Savers Property and Casualty Insurance Company began an intercompany pooling arrangement with Star Insurance Company (NAIC #18023), Williamsburg National Insurance Company (NAIC #25780) and Ameritrust Insurance Corporation (NAIC #10665).
The respective percentages as of January 1, 2006 are: 22.0%, 56.6%, 11.4% and 10.0%. All lines of business are included in this arrangement except accident and health.
9) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities for PICL. Star assumed liabilities of $1.1 million from PICL, which are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

Exhibit 28.3 Williamsburg National Insurance Company's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	135	25	33	80	8		7	70	XXX
2. 1998	21,042	9,645	11,398	12,939	7,122	3,195	1,825	937	70	63	8,053	XXX
3. 1999	24,533	11,491	13,042	17,930	10,179	3,751	1,796	1,284	118	115	10,872	XXX
4. 2000	31,244	16,101	15,143	23,199	14,145	4,315	2,247	1,662	255	216	12,530	XXX
5. 2001	33,538	15,924	17,613	20,374	10,743	3,636	1,491	1,465	330	378	12,911	XXX
6. 2002	23,852	7,740	16,112	13,234	5,562	2,410	864	969	68	592	10,119	XXX
7. 2003	24,203	7,125	17,078	10,743	2,962	1,941	305	1,029	62	124	10,384	XXX
8. 2004	32,930	8,479	24,451	12,512	3,967	2,081	243	1,244	32	96	11,595	XXX
9. 2005	37,110	8,614	28,495	11,352	2,670	1,436	121	1,265	13	92	11,248	XXX
10. 2006	37,311	8,250	29,061	8,232	1,821	958	45	1,270	1	67	8,593	XXX
11. 2007	38,429	7,855	30,574	4,199	739	541	8	950	0	44	4,942	XXX
12. Totals	XXX	XXX	XXX	134,850	59,936	24,297	9,026	12,082	948	1,794	101,319	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	651	399	348	174	50	20	87	47	24	3	22	519	XXX
2. 1998	701	515	370	294	49	37	102	85	31	7	8	315	XXX
3. 1999	811	647	570	505	73	102	161	139	54	11	11	265	XXX
4. 2000	1,412	1,188	736	648	70	53	149	123	79	1	14	434	XXX
5. 2001	1,576	1,287	840	713	114	77	186	140	84	1	18	583	XXX
6. 2002	759	447	1,043	724	74	33	268	191	56	(1)	11	805	XXX
7. 2003	1,143	300	1,312	616	102	17	302	129	80	0	19	1,876	XXX
8. 2004	2,494	1,094	2,466	1,138	188	38	682	314	111	0	47	3,356	XXX
9. 2005	3,896	1,132	3,886	1,299	314	43	1,034	370	186	0	72	6,472	XXX
10. 2006	4,299	963	6,367	1,881	318	38	1,771	549	329		97	9,652	XXX
11. 2007	4,298	593	10,625	2,708	359	29	2,848	790	555		146	14,564	XXX
12. Totals	22,041	8,565	28,563	10,701	1,712	488	7,590	2,878	1,589	21	465	38,841	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	427	92
2. 1998	18,323	9,956	8,367	87.1	103.2	73.4			11.40	261	54
3. 1999	24,635	13,497	11,138	100.4	117.5	85.4			11.40	229	36
4. 2000	31,624	18,660	12,964	101.2	115.9	85.6			11.40	312	122
5. 2001	28,275	14,782	13,493	84.3	92.8	76.6			11.40	416	166
6. 2002	18,813	7,889	10,924	78.9	101.9	67.8			11.40	630	175
7. 2003	16,652	4,392	12,260	68.8	61.6	71.8			11.40	1,539	337
8. 2004	21,778	6,826	14,951	66.1	80.5	61.1			11.40	2,728	629
9. 2005	23,368	5,648	17,720	63.0	65.6	62.2			11.40	5,351	1,120
10. 2006	23,544	5,299	18,245	63.1	64.2	62.8			11.40	7,822	1,830
11. 2007	24,375	4,868	19,507	63.4	62.0	63.8			11.40	11,622	2,942
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	31,337	7,503

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	DEVELOPMENT 11 One Year	12 Two Year
1. Prior	4,598	6,674	6,580	6,573	6,658	6,923	7,073	7,119	7,210	7,199	(11)	80
2. 1998	6,095	6,850	7,824	7,121	7,259	7,258	7,366	7,458	7,521	7,477	(44)	19
3. 1999	XXX	7,846	8,873	9,147	9,806	10,031	9,903	9,898	9,916	9,929	13	31
4. 2000	XXX	XXX	10,497	11,778	11,146	10,985	10,907	11,356	11,530	11,478	(52)	122
5. 2001	XXX	XXX	XXX	11,626	12,136	12,445	12,651	12,418	12,311	12,275	(36)	(142)
6. 2002	XXX	XXX	XXX	XXX	10,030	9,805	9,887	10,041	9,965	9,965	(0)	(75)
7. 2003	XXX	XXX	XXX	XXX	XXX	10,623	10,765	11,218	11,330	11,213	(117)	(5)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14,651	14,102	13,396	13,629	233	(473)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,608	16,740	16,283	(458)	(325)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,922	16,647	(275)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,002	XXX	XXX
										12. Totals	(746)	(769)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	2,039	4,282	5,084	5,412	5,895	6,134	6,441	6,639	6,702	XXX	XXX
2. 1998	1,587	3,546	5,089	5,889	6,447	6,779	6,915	7,104	7,187	7,186	XXX	XXX
3. 1999	XXX	1,846	4,491	6,484	3,169	9,066	9,361	9,595	9,662	9,707	XXX	XXX
4. 2000	XXX	XXX	2,621	6,046	7,938	9,401	10,131	10,550	10,938	11,123	XXX	XXX
5. 2001	XXX	XXX	XXX	2,970	6,671	9,165	10,514	11,257	11,657	11,776	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	2,689	5,388	7,265	8,412	8,955	9,218	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	2,720	5,583	7,476	8,701	9,416	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,292	6,615	8,716	10,384	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,699	7,649	9,997	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,139	7,324	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,993	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1,545	1,335	852	499	384	377	335	265	253	215
2. 1998	2,684	1,539	1,623	399	297	153	137	101	87	93
3. 1999	XXX	3,903	2,156	968	490	397	238	110	80	87
4. 2000	XXX	XXX	5,194	2,565	976	243	67	229	195	114
5. 2001	XXX	XXX	XXX	5,229	2,269	1,116	928	327	217	173
6. 2002	XXX	XXX	XXX	XXX	4,751	1,948	1,054	672	433	395
7. 2003	XXX	XXX	XXX	XXX	XXX	5,047	2,623	1,703	1,239	868
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,819	4,167	2,336	1,695
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,484	4,959	3,250
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,880	5,708
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,975

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	1,442	853	589	1,897	1,546	338	375	99	22	1	442	449
3. 1999	2,607	1,633	974	2,688	1,951	458	334	156	52	2	966	605
4. 2000	4,860	3,751	1,109	5,262	3,981	834	673	243	88	6	1,597	957
5. 2001	4,625	1,486	3,139	4,131	1,729	622	273	175	54	132	2,871	523
6. 2002	2,364	364	2,000	1,597	393	163	53	109	65	22	1,359	126
7. 2003	1,914	439	1,475	802	154	220	60	106	3	0	911	108
8. 2004	4,355	1,018	3,338	2,047	588	324	54	134	1	1	1,862	218
9. 2005	6,453	1,280	5,173	2,310	462	217	35	152		1	2,181	281
10. 2006	6,628	1,004	5,625	1,107	59	69	2	180	0	3	1,294	286
11. 2007	7,038	942	6,095	600	0	22		148	0	1	769	272
12. Totals	XXX	XXX	XXX	22,440	10,863	3,316	1,860	1,503	285	171	14,251	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1998	3	3	(0)	(0)	0	0	(0)	(0)	0	0		0	0
3. 1999	1	1	0	0	1	1	0	0	0	0		0	0
4. 2000	28	22	0	0	5	4	0	0	1	0	0	8	1
5. 2001	124	75	55	47	9	4	11	9	1		1	65	1
6. 2002	17	0	41	10	1		8	2	1		0	56	1
7. 2003	127	71	29	23	13	2	6	5	6		1	80	1
8. 2004	116	21	158	117	15	0	32	23	1		2	161	2
9. 2005	976	355	471	250	72	14	94	50	12		12	957	10
10. 2006	1,304	343	1,235	443	48	8	246	88	70		20	2,020	17
11. 2007	1,340	280	2,252	485	59	9	449	97	120		29	3,348	94
12. Totals	4,035	1,172	4,241	1,375	223	42	846	274	212	1	66	6,694	128

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	2,387	1,945	442	165.6	228.1	75.0			11.40	0	0
3. 1999	3,304	2,338	966	126.8	143.2	99.2			11.40	0	0
4. 2000	6,373	4,768	1,605	131.1	127.1	144.8			11.40	5	2
5. 2001	5,129	2,193	2,935	110.9	147.6	93.5			11.40	57	7
6. 2002	1,938	523	1,415	82.0	143.9	70.7			11.40	47	9
7. 2003	1,309	318	990	68.4	72.5	67.1			11.40	62	18
8. 2004	2,826	804	2,022	64.9	79.0	60.6			11.40	136	24
9. 2005	4,303	1,165	3,138	66.7	91.1	60.7			11.40	842	115
10. 2006	4,259	944	3,314	64.2	94.1	58.9			11.40	1,753	267
11. 2007	4,989	871	4,117	70.9	92.5	67.5			11.40	2,826	522
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	5,730	965

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	111	81	4	8	1			28	XXX
2. 1998	9,880	3,562	6,318	5,374	1,922	741	220	532	24	12	4,480	1,305
3. 1999	10,706	4,012	6,695	7,179	3,074	1,005	443	652	41	21	5,277	1,376
4. 2000	13,883	5,591	8,292	10,977	6,463	1,367	691	915	110	61	5,995	1,746
5. 2001	15,968	8,882	7,085	8,674	5,497	1,050	587	786	213	100	4,213	1,964
6. 2002	12,335	3,502	8,833	6,188	2,007	870	156	508	(47)	63	5,449	990
7. 2003	14,037	3,879	10,158	6,539	1,615	1,005	111	577	0	57	6,395	923
8. 2004	16,349	3,211	13,138	5,550	771	1,004	61	671		28	6,394	926
9. 2005	15,718	2,104	13,614	4,709	429	753	23	568		14	5,577	799
10. 2006	14,014	1,692	12,322	3,333	292	621	17	612		7	4,257	768
11. 2007	13,262	1,605	11,657	1,430	159	439	5	445		0	2,150	648
12. Totals	XXX	XXX	XXX	60,064	22,309	8,859	2,323	6,267	342	364	50,216	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	625	384	249	110	16	10	45	20	18		5	429	4
2. 1998	615	454	225	161	23	13	40	29	21		5	267	3
3. 1999	675	543	337	304	35	33	60	54	39		6	210	6
4. 2000	1,321	1,156	665	618	49	47	118	111	73		13	294	12
5. 2001	1,267	1,122	633	592	54	54	113	106	71		12	265	15
6. 2002	663	419	607	380	38	20	109	68	44		8	574	9
7. 2003	791	161	1,017	470	45	9	182	84	54		12	1,364	12
8. 2004	1,232	651	1,328	579	71	24	238	103	58		17	1,570	19
9. 2005	1,715	466	1,874	451	118	19	335	81	98		23	3,124	30
10. 2006	1,758	154	2,645	560	159	14	473	100	143		29	4,349	57
11. 2007	2,370	277	4,021	651	201	17	719	116	252		41	6,503	260
12. Totals	13,032	5,787	13,602	4,878	809	261	2,432	872	872	0	172	18,948	427

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	380	49
2. 1998	7,571	2,824	4,747	76.6	79.3	75.1			11.40	225	42
3. 1999	9,981	4,494	5,487	93.2	112.0	82.0			11.40	164	46
4. 2000	15,486	9,196	6,289	111.5	164.5	75.8			11.40	212	82
5. 2001	12,648	8,171	4,477	79.2	92.0	63.2			11.40	186	79
6. 2002	9,027	3,004	6,023	73.2	85.8	68.2			11.40	471	103
7. 2003	10,210	2,451	7,759	72.7	63.2	76.4			11.40	1,176	188
8. 2004	10,152	2,189	7,964	62.1	68.2	60.6			11.40	1,330	239
9. 2005	10,170	1,469	8,701	64.7	69.8	63.9			11.40	2,672	452
10. 2006	9,744	1,138	8,607	69.5	67.2	69.8			11.40	3,689	660
11. 2007	9,878	1,225	8,653	74.5	76.3	74.2			11.40	5,464	1,039
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	15,969	2,979

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	9	(40)	29	45	6		0	39	XXX
2. 1998	3,121	1,879	1,242	2,384	1,556	798	613	149	21	16	1,140	413
3. 1999	3,959	2,181	1,778	4,070	2,685	979	603	231	24	56	1,968	567
4. 2000	4,563	2,446	2,116	3,309	1,859	743	421	243	42	99	1,972	619
5. 2001	4,874	1,796	3,078	3,916	1,665	699	131	239	24	58	3,033	532
6. 2002	3,953	1,278	2,675	2,448	1,059	401	87	190	16	35	1,876	310
7. 2003	4,301	1,329	2,972	1,709	236	355	38	174	14	42	1,951	245
8. 2004	7,393	2,410	4,983	3,154	1,504	441	74	263	3	27	2,275	284
9. 2005	9,064	2,814	6,251	2,667	985	272	41	290	(0)	18	2,204	259
10. 2006	10,412	3,214	7,198	2,379	861	182	20	269	(0)	17	1,948	244
11. 2007	10,932	2,832	8,100	921	99	49	2	185		11	1,053	173
12. Totals	XXX	XXX	XXX	26,963	12,470	4,949	2,075	2,240	144	378	19,461	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	16	11	68	44	23	6	29	19	4	2	1	57	5
2. 1998	24	23	125	122	24	23	54	53	7	7	2	6	3
3. 1999	45	42	220	195	36	33	95	84	12	11	4	42	7
4. 2000	23	1	28	11	11	2	12	5	2	0	1	57	2
5. 2001	158	73	97	39	40	14	38	14	9		4	202	3
6. 2002	36	4	63	23	12	1	26	9	4		1	103	2
7. 2003	173	50	163	42	34	4	68	17	12		5	338	6
8. 2004	885	330	753	323	82	7	315	137	37		24	1,274	26
9. 2005	1,013	201	1,144	366	92	9	423	136	57		32	2,016	38
10. 2006	848	235	1,686	562	68	10	691	228	72		38	2,330	42
11. 2007	324	10	2,733	842	57	0	1,015	293	106		45	3,088	58
12. Totals	3,545	982	7,080	2,570	478	109	2,766	996	322	21	157	9,515	193

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	29	29
2. 1998	3,564	2,418	1,146	114.2	128.7	92.3			11.40	4	2
3. 1999	5,687	3,677	2,010	143.6	168.6	113.1			11.40	27	15
4. 2000	4,372	2,342	2,030	95.8	95.7	95.9			11.40	39	19
5. 2001	5,196	1,960	3,236	106.6	109.1	105.1			11.40	143	59
6. 2002	3,178	1,199	1,979	80.4	93.8	74.0			11.40	72	31
7. 2003	2,689	401	2,289	62.5	30.2	77.0			11.40	244	94
8. 2004	5,930	2,380	3,550	80.2	98.7	71.2			11.40	984	290
9. 2005	5,958	1,738	4,220	65.7	61.8	67.5			11.40	1,589	426
10. 2006	6,195	1,916	4,279	59.5	59.6	59.4			11.40	1,737	593
11. 2007	5,389	1,247	4,142	49.3	44.0	51.1			11.40	2,204	884
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	7,073	2,442

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX			1		0			2	XXX
2. 1998	74	38	36	5	2	12	10	1			6	4
3. 1999	96	46	50	46	7	11	2	4			53	3
4. 2000	117	39	78	68	45	35	16	4			45	4
5. 2001	135	35	100	10	15	15	7	3			6	3
6. 2002	131	18	113	33	5	33	7	4			59	2
7. 2003	173	15	158	46	43	10	1	4			15	3
8. 2004	196	14	181	14	2	16	5	3			26	2
9. 2005	226	13	213	19	9	4	1	3			14	1
10. 2006	216	1	215					0			0	0
11. 2007	172		172								0	
12. Totals	XXX	XXX	XXX	241	128	137	49	26	0	0	226	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior			4				3		0			7	
2. 1998			0				0		0			0	
3. 1999	1		1		1		0		0			4	0
4. 2000	23		5		0		3		1			32	0
5. 2001			5				3		0			8	
6. 2002			8				4		0			13	
7. 2003			12	1	1	0	7	1	1			18	0
8. 2004	6	3	31	3	3	1	17	3	2			50	0
9. 2005	35		46	7	7		26	4	5			108	1
10. 2006			66		1		38		6			110	0
11. 2007			62				35		6			103	
12. Totals	65	3	239	10	12	2	136	7	21	0	0	453	1

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	4	3
2. 1998	18	12	6	24.7	31.9	17.3			11.40	0	0
3. 1999	65	9	57	67.8	18.4	113.6			11.40	2	2
4. 2000	138	62	77	118.3	157.9	98.5			11.40	28	4
5. 2001	35	22	13	25.9	62.7	13.3			11.40	5	3
6. 2002	83	11	71	63.2	63.0	63.3			11.40	8	5
7. 2003	80	47	33	46.0	319.1	20.9			11.40	11	7
8. 2004	93	16	76	47.3	116.0	42.0			11.40	31	19
9. 2005	144	21	123	63.7	166.1	57.6			11.40	75	34
10. 2006	110	0	110	51.1	0.0	51.3			11.40	66	44
11. 2007	103	0	103	60.0	0.0	60.0			11.40	62	41
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	291	161

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	297	153	144	161	82	75	29	11			134	10
3. 1999	343	165	177	203	82	128	57	15			207	12
4. 2000	413	130	283	336	182	146	39	18			280	12
5. 2001	564	123	441	396	190	200	55	24			376	13
6. 2002	706	140	567	248	29	223	21	26			447	16
7. 2003	873	167	706	504	183	269	40	42			592	18
8. 2004	1,005	199	806	134	7	155	17	36			301	15
9. 2005	1,155	125	1,029	133	8	89	13	37			237	8
10. 2006	1,081	99	982	55	9	34	4	37			113	8
11. 2007	1,035	120	915	1	(1)	2		15			20	4
12. Totals	XXX	XXX	XXX	2,171	772	1,321	275	262	0	0	2,706	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			0	0			0	0	0			0	0
7. 2003	17		7	4	3		4	2	1			26	0
8. 2004			4	1	0		2	0	0			5	0
9. 2005	16	3	66	24	9	1	38	14	5			91	1
10. 2006	100	13	195	23	23	3	111	17	16			391	2
11. 2007	47		319	49	19		182	28	21			511	3
12. Totals	180	16	591	100	54	3	337	62	43	0	0	1,024	6

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	246	111	134	82.7	72.7	93.3			11.40	0	0
3. 1999	346	139	207	101.0	84.1	116.6			11.40	0	0
4. 2000	501	221	280	121.3	169.9	99.0			11.40	0	0
5. 2001	621	245	376	110.0	198.7	85.2			11.40	0	0
6. 2002	497	50	447	70.4	35.9	78.9			11.40	0	0
7. 2003	847	228	618	97.0	137.1	87.5			11.40	20	6
8. 2004	332	26	306	33.0	13.1	37.9			11.40	3	2
9. 2005	392	63	328	33.9	50.4	31.9			11.40	55	36
10. 2006	571	68	504	52.8	68.4	51.3			11.40	260	131
11. 2007	605	75	530	58.5	62.7	58.0			11.40	316	194
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	655	369

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	8	(0)	(1)		0			7	XXX
2. 1998	1,331	150	1,181	496	126	281	53	51			649	69
3. 1999	1,693	618	1,075	1,059	480	547	80	95		4	1,141	93
4. 2000	1,852	877	975	782	176	450	76	69			1,048	79
5. 2001	1,665	612	1,053	773	488	287	84	69		42	557	62
6. 2002	953	539	414	81	17	51	13	32			135	29
7. 2003	920	493	428	126	61	24	13	28	(8)		113	19
8. 2004	1,159	583	576	667	596	43	7	43	8	0	142	49
9. 2005	1,380	836	544	206	156	20	3	51		0	119	23
10. 2006	1,483	709	773	43	12	9	2	38			76	24
11. 2007	2,294	929	1,365	13	3	2	1	28			40	32
12. Totals	XXX	XXX	XXX	4,254	2,114	1,713	330	504	0	47	4,027	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	6		16	11	5		7	5	1		0	18	0
2. 1998	51	31	14	6	1		6	2	2		1	37	0
3. 1999	83	54	13	5	1	36	5	0	3		1	9	0
4. 2000	4	1	29	14	3	0	13	6	1		0	29	1
5. 2001	3		35	26	9	4	15	7	1		0	27	0
6. 2002	5	1	39	32	2	1	17	11	1		0	20	0
7. 2003	12	1	74	68	4	1	32	18	5		1	38	0
8. 2004	206	42	158	102	11	3	68	44	10		4	263	3
9. 2005	132	103	227	189	7	1	98	81	7		4	98	4
10. 2006	274	215	366	244	10	1	158	105	16		7	258	4
11. 2007	61	22	802	507	7	3	346	219	31		10	497	11
12. Totals	837	470	1,772	1,202	60	48	765	498	78	0	29	1,295	24

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	10	8
2. 1998	903	217	686	67.8	144.7	58.1			11.40	29	8
3. 1999	1,805	656	1,150	106.6	106.0	107.0			11.40	36	(27)
4. 2000	1,350	273	1,077	72.9	31.1	110.5			11.40	19	11
5. 2001	1,193	608	584	71.6	99.4	55.5			11.40	13	14
6. 2002	229	74	155	24.0	13.8	37.4			11.40	11	9
7. 2003	304	153	151	33.1	31.1	35.4			11.40	17	22
8. 2004	1,206	801	405	104.1	137.5	70.3			11.40	221	42
9. 2005	748	532	216	54.2	63.6	39.8			11.40	68	30
10. 2006	914	579	335	61.6	81.6	43.3			11.40	181	77
11. 2007	1,290	753	537	56.2	81.0	39.3			11.40	334	163
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	938	357

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX		(25)	1	25				1	XXX
2. 1998	1,445	220	1,224	671	209	403	84	50	3		829	43
3. 1999	1,647	260	1,387	449	120	368	73	49	1		673	53
4. 2000	1,772	411	1,361	611	287	461	126	85	14	1	731	59
5. 2001	1,909	569	1,340	846	358	573	214	110	38		920	65
6. 2002	908	322	586	333	193	226	126	74	33	11	281	43
7. 2003	80	5	75	3	3	9	4	64	53		16	6
8. 2004	331	177	154	16		55		47	19		99	19
9. 2005	446	70	376	33		38		53	13		111	29
10. 2006	481	65	416	50		18		23	1		89	23
11. 2007	534	124	411	23	3	4		21			44	25
12. Totals	XXX	XXX	XXX	3,035	1,148	2,158	651	575	175	13	3,794	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	3	2			6	4			0			3	0
2. 1998	3		1	0	1		0	0	0			5	0
3. 1999												0	
4. 2000	6		7	3	1		3	1	1			13	0
5. 2001	8	2	9	3	3	2	4	1	1	0	0	16	1
6. 2002	15		12	6	10		5	3	1		0	34	1
7. 2003												0	
8. 2004	(1)		14	3	2		6	1	1			17	0
9. 2005	0		28	6	0		12	3	1		0	35	1
10. 2006	1		52	6	5		23	3	3		0	74	1
11. 2007	15	3	85	29	10		37	12	5		1	108	6
12. Totals	49	7	208	56	36	6	90	24	13	0	1	304	10

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	2
2. 1998	1,129	296	834	78.2	134.3	68.1			11.40	3	1
3. 1999	867	194	673	52.6	74.4	48.5			11.40	0	0
4. 2000	1,175	431	744	66.3	104.9	54.6			11.40	10	3
5. 2001	1,554	618	936	81.4	108.5	69.9			11.40	12	4
6. 2002	676	361	315	74.5	112.3	53.8			11.40	21	14
7. 2003	76	60	16	95.9	1,259.5	21.6			11.40	0	0
8. 2004	139	23	115	42.0	13.2	75.1			11.40	9	7
9. 2005	167	22	145	37.4	30.8	38.6			11.40	23	12
10. 2006	173	10	164	36.0	15.0	39.3			11.40	47	27
11. 2007	199	47	152	37.3	37.9	37.1			11.40	69	39
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	195	109

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	34	29	14	11			0	8	XXX
2. 2006	1,575	1,325	250	666	586	3		17		1	101	XXX
3. 2007	1,498	1,202	296	571	477	3	0	21			118	XXX
4. Totals	XXX	XXX	XXX	1,271	1,091	20	12	38	0	1	226	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	67	55	21	19	6	5	2	2	2		0	18	4
2. 2006	8	2	38	33	2	2	4	4	1		0	12	1
3. 2007	7		141	116	1		15	13	4		0	40	2
4. Totals	82	57	200	168	9	6	22	18	7	0	1	70	7

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	14	4
2. 2006	739	627	113	47.0	47.3	45.2			11.40	10	2
3. 2007	763	606	157	51.0	50.4	53.2			11.40	32	8
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	57	13

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(7)		14		8		10	15	XXX
2. 2006	1,241	86	1,155	587		18		90		39	695	109
3. 2007	1,450	39	1,411	639		20		86		31	746	139
4. Totals	XXX	XXX	XXX	1,219	0	52	0	184	0	80	1,455	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	1		12		8		2		1		1	24	8
2. 2006	3		32		1		4		1		3	42	8
3. 2007	131		137	0	5		18	0	7		20	298	32
4. Totals	136	0	181	0	14	0	24	0	8	0	23	364	47

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	14	11
2. 2006	737	0	737	59.3	0.0	63.8			11.40	36	6
3. 2007	1,044	0	1,044	72.0	0.1	73.9			11.40	268	30
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	317	47

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	14	16	28	31			12	(6)	XXX
2. 2006	9	8	1								0	XXX
3. 2007	10	10	1								0	XXX
4. Totals	XXX	XXX	XXX	14	16	28	31	0	0	12	(6)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior	68	68	304	302	11	11	110	109	5	(0)	15	9	
2. 2006			2	1			1	1	0			0	
3. 2007			5	4			2	2	0			1	
4. Totals	68	68	310	307	11	11	112	111	6	(0)	15	10	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	3	6
2. 2006	2	2	0	24.9	23.6	40.5			11.40	0	0
3. 2007	6	6	1	61.4	59.5	87.0			11.40	0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3	7

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 10 - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(379)	379								0	XXX
8. 2004		(303)	303								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			11.40	0	0
3. 1999	0	0	0	0.0	0.0	0.0			11.40	0	0
4. 2000	0	0	0	0.0	0.0	0.0			11.40	0	0
5. 2001	0	0	0	0.0	0.0	0.0			11.40	0	0
6. 2002	0	0	0	0.0	0.0	0.0			11.40	0	0
7. 2003	0	0	0	0.0	0.0	0.0			11.40	0	0
8. 2004	0	0	0	0.0	0.0	0.0			11.40	0	0
9. 2005	0	0	0	0.0	0.0	0.0			11.40	0	0
10. 2006	0	0	0	0.0	0.0	0.0			11.40	0	0
11. 2007	0	0	0	0.0	0.0	0.0			11.40	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
Years in Which Premiums Were Earned and Losses Were Incurred	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported- Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	104	54	50	1	1	3	1	1			3	0
3. 1999	81	30	51					1			1	0
4. 2000	53	13	40	80	46	8	7	1			36	1
5. 2001	48	20	28	7	1	5	1	1	0		12	1
6. 2002	28	9	18	0	0						0	0
7. 2003	33	6	26					1			1	0
8. 2004	31	6	25	0				1			1	0
9. 2005	52	13	39	10	0	3		2			15	1
10. 2006	110	28	83	13	3	4	0	4		0	18	3
11. 2007	146	30	116	0	0	0	0	2			2	1
12. Totals	XXX	XXX	XXX	112	52	24	9	14	0	0	89	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			0	0			0	0	0			0	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	6	3	4	1	1		2	1	0			9	0
10. 2006	1		23	9	3		10	4	1			27	0
11. 2007	3	1	51	17	1	0	22	7	3			53	0
12. Totals	10	4	79	27	5	0	34	12	5	0	0	90	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	5	2	3	4.6	3.6	5.7			11.40	0	0
3. 1999	1	0	1	1.0	0.0	1.6			11.40	0	0
4. 2000	89	53	36	168.8	406.1	90.8			11.40	0	0
5. 2001	14	2	12	28.4	9.3	42.2			11.40	0	0
6. 2002	0	0	0	1.3	2.6	0.7			11.40	0	0
7. 2003	1	0	1	2.8	0.0	3.5			11.40	0	0
8. 2004	1	0	1	4.2	0.1	5.1			11.40	0	0
9. 2005	29	5	25	57.0	36.8	63.8			11.40	7	3
10. 2006	61	16	45	54.9	56.1	54.5			11.40	16	11
11. 2007	82	27	55	56.3	89.0	47.8			11.40	35	18
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	58	32

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	54	43	12	10		3	3	0			10	0
3. 1999	49	14	35	114	125	13	13	0			(10)	0
4. 2000	33	17	17								0	
5. 2001	23	15	8			4	4				0	0
6. 2002	(5)	(4)	(0)			0	0	0			0	
7. 2003	58	10	48								0	
8. 2004	59	(0)	60					0			0	
9. 2005	38	23	15								0	
10. 2006	60	18	42								0	
11. 2007	59	22	37								0	
12. Totals	XXX	XXX	XXX	124	125	20	20	1	0	0	(0)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			2				1					3	
8. 2004			6				3					8	
9. 2005			7				3					10	
10. 2006			27				11					38	
11. 2007			18	8			8	3				15	
12. Totals	0	0	59	8	0	0	26	3	0	0	0	74	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	13	3	10	24.2	7.0	87.3			11.40	0	0
3. 1999	128	138	(10)	259.9	954.3	(30.3)			11.40	0	0
4. 2000	0	0	0	0.0	0.0	0.0			11.40	0	0
5. 2001	4	4	0	16.4	25.4	0.0			11.40	0	0
6. 2002	0	0	0	(5.0)	(2.7)	(33.3)			11.40	0	0
7. 2003	3	0	3	4.5	0.0	5.4			11.40	2	1
8. 2004	9	0	9	14.4	0.0	14.3			11.40	6	3
9. 2005	10	0	10	25.7	0.0	63.5			11.40	7	3
10. 2006	38	0	38	63.4	0.0	90.5			11.40	27	11
11. 2007	26	12	15	44.6	52.9	39.6			11.40	10	4
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	51	22

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	159	213	213	224	238	242	241	242	242	242	0	0
2. 1998	339	384	394	367	373	367	366	365	365	365	(0)	(0)
3. 1999	XXX	762	761	825	896	874	853	865	864	861	(2)	(4)
4. 2000	XXX	XXX	1,169	1,127	1,455	1,401	1,458	1,440	1,461	1,449	(12)	9
5. 2001	XXX	XXX	XXX	2,252	2,451	2,742	2,783	2,850	2,819	2,814	(6)	(36)
6. 2002	XXX	XXX	XXX	XXX	1,202	1,177	1,323	1,359	1,359	1,369	10	10
7. 2003	XXX	XXX	XXX	XXX	XXX	913	875	872	890	881	(9)	10
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,975	1,909	1,735	1,888	153	(21)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,855	2,950	2,974	24	119
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,167	3,064	(103)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,850	XXX	XXX
										12. Totals	56	87

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

1. Prior	2,660	2,740	2,610	2,542	2,554	2,596	2,736	2,765	2,787	2,794	8	30
2. 1998	3,615	3,908	4,443	3,900	4,031	4,047	4,116	4,193	4,266	4,217	(49)	24
3. 1999	XXX	4,171	4,682	4,713	4,963	5,021	4,871	4,797	4,811	4,838	26	40
4. 2000	XXX	XXX	5,578	6,408	5,412	5,168	5,106	5,451	5,526	5,411	(114)	(40)
5. 2001	XXX	XXX	XXX	4,468	4,557	4,341	4,300	3,883	3,816	3,833	18	(49)
6. 2002	XXX	XXX	XXX	XXX	5,531	5,542	5,376	5,512	5,440	5,424	(16)	(88)
7. 2003	XXX	XXX	XXX	XXX	XXX	6,415	6,655	7,132	7,247	7,128	(119)	(4)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8,372	8,003	7,674	7,234	(440)	(769)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,642	8,679	8,036	(643)	(606)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,981	7,851	(130)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,956	XXX	XXX
										12. Totals	(1,460)	(1,462)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

1. Prior	884	1,005	1,055	1,184	1,257	1,392	1,416	1,426	1,478	1,466	(13)	39
2. 1998	833	968	1,092	1,056	1,044	1,025	1,032	1,025	1,025	1,018	(7)	(6)
3. 1999	XXX	1,076	1,371	1,494	1,624	1,747	1,784	1,790	1,794	1,802	8	12
4. 2000	XXX	XXX	1,607	1,714	1,719	1,796	1,717	1,800	1,790	1,827	37	27
5. 2001	XXX	XXX	XXX	2,410	2,465	2,760	2,898	2,999	3,002	3,012	10	13
6. 2002	XXX	XXX	XXX	XXX	1,742	1,759	1,821	1,770	1,781	1,801	20	31
7. 2003	XXX	XXX	XXX	XXX	XXX	1,909	2,023	2,038	2,036	2,115	80	77
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,763	2,750	2,800	3,253	453	503
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,184	3,490	3,872	382	688
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,760	3,938	178	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,851	XXX	XXX
										12. Totals	1,148	1,384

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior	99	101	114	97	77	81	79	76	95	81	(14)	5
2. 1998	22	17	23	9	5	6	5	5	5	5	(0)	0
3. 1999	XXX	53	57	32	49	59	51	51	51	53	2	1
4. 2000	XXX	XXX	57	44	42	66	44	41	60	72	12	31
5. 2001	XXX	XXX	XXX	55	33	37	30	16	13	11	(3)	(6)
6. 2002	XXX	XXX	XXX	XXX	62	63	75	74	70	67	(3)	(7)
7. 2003	XXX	XXX	XXX	XXX	XXX	77	91	101	86	29	(57)	(72)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	102	101	88	71	(18)	(31)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	117	106	115	9	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	125	104	(20)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	XXX	XXX
										12. Totals	(93)	(81)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	67	85	84	91	94	93	93	93	93	93	0	0
2. 1998	54	84	114	118	112	124	124	124	124	124	0	0
3. 1999	XXX	78	162	160	189	199	193	197	196	192	(4)	(5)
4. 2000	XXX	XXX	228	208	220	252	251	262	261	262	0	(1)
5. 2001	XXX	XXX	XXX	351	432	411	371	354	352	351	(0)	(3)
6. 2002	XXX	XXX	XXX	XXX	356	425	436	438	426	421	(5)	(18)
7. 2003	XXX	XXX	XXX	XXX	XXX	503	589	616	595	575	(19)	(41)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	579	556	375	269	(106)	(286)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	727	563	287	(275)	(439)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	634	451	(183)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	494	XXX	XXX
										12. Totals	(592)	(793)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	489	535	501	522	527	537	524	521	532	546	13	25
2. 1998	456	525	762	629	622	603	602	630	624	633	9	3
3. 1999	XXX	558	672	785	909	965	1,002	1,054	1,058	1,052	(6)	(2)
4. 2000	XXX	XXX	548	827	835	834	837	884	978	1,007	29	123
5. 2001	XXX	XXX	XXX	450	430	435	497	548	559	514	(46)	(34)
6. 2002	XXX	XXX	XXX	XXX	271	132	119	135	124	122	(2)	(13)
7. 2003	XXX	XXX	XXX	XXX	XXX	370	152	100	97	111	14	11
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	261	223	178	360	182	138
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	212	140	158	18	(54)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	290	281	(9)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	478	XXX	XXX
										12. Totals	202	195

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	599	548	503	495	491	524	535	547	542	544	3	(2)
2. 1998	462	662	698	715	743	751	793	788	783	786	2	(2)
3. 1999	XXX	669	655	603	639	639	624	624	624	624	0	(0)
4. 2000	XXX	XXX	748	747	754	738	733	706	678	672	(5)	(34)
5. 2001	XXX	XXX	XXX	748	846	851	896	889	872	863	(9)	(26)
6. 2002	XXX	XXX	XXX	XXX	241	226	257	262	276	272	(4)	10
7. 2003	XXX	XXX	XXX	XXX	XXX	10	13	5	5	5	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	104	98	87	87	0	(10)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	140	113	104	(8)	(36)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	139	140	0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	127	XXX	XXX
										12. Totals	(21)	(101)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40	66	59	(7)	19
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	110	94	(16)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	132	XXX	XXX
										4. Totals	(23)	19

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	162	144	158	14	(5)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	643	646	3	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	951	XXX	XXX
										4. Totals	17	(5)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	3	(5)	(8)	(18)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	(0)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	XXX	XXX
										4. Totals	(8)	(18)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior	45	32	53	49	50	49	49	49	49	49	(0)	(0)
2. 1998	17	9	5	4	3	2	2	2	2	2	(0)	(0)
3. 1999	XXX	15	8	3	4	0					0	0
4. 2000	XXX	XXX	10	12	9	11	36	35	35	35	(0)	(0)
5. 2001	XXX	XXX	XXX	7	3	4	11	11	11	11	0	(0)
6. 2002	XXX	XXX	XXX	XXX	6	1	0	0	0	0	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	5	0	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8	1	0	0	(0)	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	9	22	13	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	50	39	(11)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	50	XXX	XXX
										12. Totals	2	1

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	52	125	105	123	122	121	120	121	121	121	0	0
2. 1998	6	7	12	12	10	16	10	10	10	10	0	0
3. 1999	XXX	7	0	6	5					(11)	(11)	(11)
4. 2000	XXX	XXX	5	3	3	1					0	0
5. 2001	XXX	XXX	XXX	3	2	1					0	0
6. 2002	XXX	XXX	XXX	XXX	0	(0)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	0				3	3	3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16			8	8	8
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8		10	10	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	38	16	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	XXX	XXX
										12. Totals	26	2

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	133	181	195	224	241	241	242	242	242	451	314
2. 1998	70	338	350	364	365	365	364	365	365	365	251	197
3. 1999	XXX	(8)	301	544	726	829	841	861	861	861	289	316
4. 2000	XXX	XXX	262	442	967	1,175	1,386	1,413	1,430	1,442	469	486
5. 2001	XXX	XXX	XXX	383	1,219	2,070	2,438	2,657	2,748	2,750	271	251
6. 2002	XXX	XXX	XXX	XXX	310	583	985	1,223	1,257	1,314	75	50
7. 2003	XXX	XXX	XXX	XXX	XXX	128	353	608	751	807	91	16
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	288	755	1,304	1,729	194	22
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	501	1,249	2,029	242	29
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	498	1,114	227	43
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	622	132	45

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	860	1,356	1,692	1,844	1,992	2,103	2,225	2,357	2,384	3,383	912
2. 1998	796	1,948	2,734	3,166	3,453	3,690	3,757	3,897	3,976	3,972	996	305
3. 1999	XXX	1,036	2,552	3,446	4,220	4,432	4,497	4,595	4,640	4,666	1,084	286
4. 2000	XXX	XXX	1,339	3,376	3,848	4,516	4,766	4,943	5,154	5,190	1,385	350
5. 2001	XXX	XXX	XXX	949	2,430	3,140	3,221	3,434	3,557	3,640	1,479	470
6. 2002	XXX	XXX	XXX	XXX	1,439	3,174	3,982	4,480	4,794	4,895	792	189
7. 2003	XXX	XXX	XXX	XXX	XXX	1,544	3,576	4,638	5,359	5,818	727	184
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,849	3,997	5,130	5,723	713	194
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,945	4,043	5,010	611	158
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,837	3,645	530	180
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,706	257	131

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	000	439	698	872	937	1,099	1,211	1,316	1,377	1,410	1,205	850
2. 1998	387	547	821	921	982	1,007	1,015	1,009	1,011	1,013	232	177
3. 1999	XXX	411	699	1,053	1,334	1,656	1,702	1,732	1,740	1,761	349	211
4. 2000	XXX	XXX	506	1,030	1,311	1,509	1,574	1,666	1,743	1,771	417	201
5. 2001	XXX	XXX	XXX	927	1,600	2,001	2,492	2,710	2,830	2,818	372	157
6. 2002	XXX	XXX	XXX	XXX	562	958	1,305	1,520	1,629	1,703	215	94
7. 2003	XXX	XXX	XXX	XXX	XXX	732	1,097	1,390	1,605	1,790	158	80
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	729	1,196	1,477	2,016	158	100
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	685	1,537	1,914	138	83
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,197	1,679	128	74
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	868	74	42

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000			88	73	75	75	74	72	74	5	16
2. 1998				4	4	4	5	5	5	5	0	4
3. 1999	XXX			18	42	48	49	49	49	49	0	3
4. 2000	XXX	XXX		1	4	21	35	37	37	41	1	3
5. 2001	XXX	XXX	XXX	0	0	3	9	10	3	3	0	3
6. 2002	XXX	XXX	XXX	XXX		1	6	34	47	54	1	2
7. 2003	XXX	XXX	XXX	XXX	XXX	0	9	12	37	11	1	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	17	23	0	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	12	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	74	83	83	84	93	93	93	93	93	5	19
2. 1998	1	32	90	101	103	124	124	124	124	124	2	8
3. 1999	XXX	6	54	123	172	190	190	192	192	192	3	10
4. 2000	XXX	XXX	5	64	173	228	244	262	262	262	3	9
5. 2001	XXX	XXX	XXX	11	112	275	356	351	351	351	3	10
6. 2002	XXX	XXX	XXX	XXX	8	105	276	384	405	421	4	12
7. 2003	XXX	XXX	XXX	XXX	XXX	24	144	423	526	550	4	13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	31	117	193	265	3	12
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	71	200	1	6
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	76	0	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	0	1

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	251	343	393	412	500	516	518	521	528	108	264
2. 1998	29	136	324	444	504	537	555	597	598	598	18	50
3. 1999	XXX	16	108	385	596	776	940	1,023	1,037	1,046	38	55
4. 2000	XXX	XXX	16	131	394	591	705	807	882	979	29	49
5. 2001	XXX	XXX	XXX	(13)	40	150	320	403	451	488	22	39
6. 2002	XXX	XXX	XXX	XXX	11	26	81	88	96	103	6	22
7. 2003	XXX	XXX	XXX	XXX	XXX	6	44	52	62	77	7	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	34	58	83	107	17	30
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	18	67	5	14
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	39	8	13
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	7	14

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	289	386	427	457	494	502	535	541	542	46	233
2. 1998	67	266	481	567	712	723	767	779	780	781	9	34
3. 1999	XXX	47	280	417	561	616	624	624	624	624	11	43
4. 2000	XXX	XXX	80	378	544	635	666	652	658	660	16	43
5. 2001	XXX	XXX	XXX	112	454	664	802	816	840	848	19	46
6. 2002	XXX	XXX	XXX	XXX	(3)	87	163	195	239	240	11	31
7. 2003	XXX	XXX	XXX	XXX	XXX	(2)	5	5	5	5	0	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	20	46	61	71	1	18
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	57	71	6	22
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	68	10	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	9	10

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	35	43	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	77	83	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	128	134	373	196
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	490	605	69	33
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	660	67	41

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(2)	(8)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	8	23	35	49	49	49	49	49	49	2	2
2. 1998			1	2	2	2	2	2	2	2	0	0
3. 1999	XXX											0
4. 2000	XXX	XXX		4	7	7	35	35	35	35	1	0
5. 2001	XXX	XXX	XXX	1	1	2	10	10	10	10	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2003	XXX	XXX	XXX	XXX	XXX							0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2	13	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	14	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	91	95	116	120	121	120	121	121	121	3	5
2. 1998			10	10	10	10	10	10	10	10		0
3. 1999	XXX									(11)	0	0
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									0
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	75	16	6	2	0	0				
2. 1998	175	18	40	2	8	2	1			
3. 1999	XXX	461	167	79	49	1	7	0	1	
4. 2000	XXX	XXX	604	178	179	69	22	6	16	0
5. 2001	XXX	XXX	XXX	908	200	100	71	28	(14)	10
6. 2002	XXX	XXX	XXX	XXX	450	114	89	43	27	37
7. 2003	XXX	XXX	XXX	XXX	XXX	433	215	81	26	7
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,038	461	106	50
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,375	627	265
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,866	950
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,119

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	1,146	789	536	335	277	214	220	195	174	164
2. 1998	1,740	940	1,051	212	196	117	111	81	70	74
3. 1999	XXX	1,977	1,174	543	235	290	176	53	37	38
4. 2000	XXX	XXX	2,793	1,439	407	(39)	(49)	137	103	55
5. 2001	XXX	XXX	XXX	2,294	1,205	644	612	127	121	49
6. 2002	XXX	XXX	XXX	XXX	2,722	1,108	553	407	272	268
7. 2003	XXX	XXX	XXX	XXX	XXX	2,963	1,354	1,158	909	644
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,401	2,183	1,334	884
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,221	2,540	1,677
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,912	2,458
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,973

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	389	199	132	96	31	136	92	53	58	34
2. 1998	284	196	124	79	39	14	12	10	10	4
3. 1999	XXX	451	296	136	52	44	32	29	21	35
4. 2000	XXX	XXX	737	313	125	104	15	24	6	25
5. 2001	XXX	XXX	XXX	819	356	177	100	75	33	82
6. 2002	XXX	XXX	XXX	XXX	655	411	262	112	73	56
7. 2003	XXX	XXX	XXX	XXX	XXX	828	672	323	235	172
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,527	1,056	724	608
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,919	1,230	1,065
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,963	1,587
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,612

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	28	14	12	2	2	2		1	11	7
2. 1998	22	14	16	4	1	0	(0)	0	1	0
3. 1999	XXX	34	36	14	4	6	2	2	2	1
4. 2000	XXX	XXX	56	25	13	6	8	3	11	8
5. 2001	XXX	XXX	XXX	55	31	23	16	4	10	7
6. 2002	XXX	XXX	XXX	XXX	62	40	36	15	16	12
7. 2003	XXX	XXX	XXX	XXX	XXX	77	72	52	26	17
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	102	78	62	42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114	92	62
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	125	104
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	19	3			0	0				
2. 1998	40	14	(2)	1	0	0				
3. 1999	XXX	50	60	11	0	5	0	2	1	
4. 2000	XXX	XXX	154	73	12	8	5	1	(0)	
5. 2001	XXX	XXX	XXX	256	114	11	12	2	0	
6. 2002	XXX	XXX	XXX	XXX	303	127	39	26	12	0
7. 2003	XXX	XXX	XXX	XXX	XXX	340	201	54	18	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	409	222	42	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	476	322	66
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	510	267
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	424

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	148	107	50	25	11	7	0	2	4	6
2. 1998	302	167	299	67	42	14	5	8	4	13
3. 1999	XXX	397	239	104	54	39	20	23	19	13
4. 2000	XXX	XXX	343	336	178	71	38	41	53	22
5. 2001	XXX	XXX	XXX	383	195	85	67	63	50	17
6. 2002	XXX	XXX	XXX	XXX	233	80	27	41	20	14
7. 2003	XXX	XXX	XXX	XXX	XXX	319	94	32	23	19
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	199	123	54	81
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	191	105	55
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	264	176
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	422

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	270	162	65	17	(12)		2	3		
2. 1998	268	168	89	31	9	6	8	3	2	1
3. 1999	XXX	450	175	67	33	13	0	(0)		
4. 2000	XXX	XXX	434	192	66	50	24	16	6	5
5. 2001	XXX	XXX	XXX	425	125	76	48	29	17	8
6. 2002	XXX	XXX	XXX	XXX	151	51	43	29	13	8
7. 2003	XXX	XXX	XXX	XXX	XXX	11	6			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	57	34	13	16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	90	35	32
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	95	66
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	81

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	6	3
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	5
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59		14
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	62	36
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	155

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	6	3
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	15	6	2	1	1	1		0	0	
2. 1998	17	9	3	2	1	0		0	0	
3. 1999	XXX	15	7	3	4	0				
4. 2000	XXX	XXX	10	6	2	1	1	0	0	
5. 2001	XXX	XXX	XXX	7	2	0	0	1	0	0
6. 2002	XXX	XXX	XXX	XXX	6	1	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	5	0	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	5	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34	21
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	48

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	22	8	1	4	2					
2. 1998	6	7	2	2	0					
3. 1999	XXX	7	0	6	5					
4. 2000	XXX	XXX	6	3	3	1				
5. 2001	XXX	XXX	XXX	3	2	1				
6. 2002	XXX	XXX	XXX	XXX	0	(0)				
7. 2003	XXX	XXX	XXX	XXX	XXX	0				3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16			8
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8		10
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	51	17	1	0		0				0
2. 1998	63	196	230	243	246	246	248	250	251	251
3. 1999	XXX	102	213	259	279	286	288	288	289	289
4. 2000	XXX	XXX	171	365	429	455	465	470	469	469
5. 2001	XXX	XXX	XXX	140	232	257	267	271	271	271
6. 2002	XXX	XXX	XXX	XXX	45	61	68	73	74	75
7. 2003	XXX	XXX	XXX	XXX	XXX	91	134	88	90	91
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	113	180	190	194
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	130	229	242
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	135	227
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	132

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	20	12	0	0	0				0	
2. 1998	167	60	16	9	4	4	3	2	1	0
3. 1999	XXX	114	62	27	13	4	2	2	1	0
4. 2000	XXX	XXX	214	96	44	19	9	2	1	1
5. 2001	XXX	XXX	XXX	155	53	24	11	5	3	1
6. 2002	XXX	XXX	XXX	XXX	30	12	5	3	2	1
7. 2003	XXX	XXX	XXX	XXX	XXX	41	12	4	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	58	14	7	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	95	20	10
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89	17
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	94

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	16	16	(9)		(0)					
2. 1998	295	438	438	445	447	448	448	449	449	449
3. 1999	XXX	351	527	593	600	602	604	605	605	605
4. 2000	XXX	XXX	621	909	938	948	954	956	957	957
5. 2001	XXX	XXX	XXX	435	509	519	522	523	523	523
6. 2002	XXX	XXX	XXX	XXX	113	120	122	126	126	126
7. 2003	XXX	XXX	XXX	XXX	XXX	141	160	107	108	108
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	183	214	217	218
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	240	276	281
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	249	286
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	272

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	368	54	19	9	2	3	1	1	1	1
2. 1998	485	928	968	978	985	989	992	995	996	996
3. 1999	XXX	511	982	1,044	1,060	1,073	1,078	1,080	1,083	1,084
4. 2000	XXX	XXX	605	1,230	1,314	1,346	1,364	1,373	1,381	1,385
5. 2001	XXX	XXX	XXX	874	1,358	1,425	1,451	1,466	1,474	1,479
6. 2002	XXX	XXX	XXX	XXX	449	719	761	779	787	792
7. 2003	XXX	XXX	XXX	XXX	XXX	356	660	698	717	727
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	361	658	693	713
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	314	576	611
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	287	530
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	257

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	88	43	22	14	11	8	6	5	5	4
2. 1998	404	92	42	23	16	11	8	5	4	3
3. 1999	XXX	459	108	52	31	19	13	10	8	6
4. 2000	XXX	XXX	623	158	86	53	32	23	16	12
5. 2001	XXX	XXX	XXX	499	133	68	41	27	20	15
6. 2002	XXX	XXX	XXX	XXX	298	80	40	23	14	9
7. 2003	XXX	XXX	XXX	XXX	XXX	322	75	40	23	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	308	78	39	19
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	294	65	30
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	278	57
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	260

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	133	11	13		0	1	0			
2. 1998	1,053	1,297	1,311	1,301	1,303	1,303	1,304	1,305	1,305	1,305
3. 1999	XXX	1,141	1,356	1,368	1,371	1,374	1,375	1,376	1,376	1,376
4. 2000	XXX	XXX	1,467	1,720	1,736	1,740	1,743	1,744	1,746	1,746
5. 2001	XXX	XXX	XXX	1,769	1,946	1,955	1,959	1,961	1,962	1,964
6. 2002	XXX	XXX	XXX	XXX	885	981	986	988	989	990
7. 2003	XXX	XXX	XXX	XXX	XXX	811	912	918	922	923
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	809	915	923	926
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	725	793	799
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	702	768
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	648

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	57	12	13	4	6	5	7	6	4	3
2. 1998	149	205	215	225	227	228	229	231	232	232
3. 1999	XXX	203	307	328	335	341	344	347	348	349
4. 2000	XXX	XXX	239	382	399	407	412	415	416	417
5. 2001	XXX	XXX	XXX	254	339	354	362	368	371	372
6. 2002	XXX	XXX	XXX	XXX	153	199	207	211	214	215
7. 2003	XXX	XXX	XXX	XXX	XXX	111	149	154	157	158
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	98	145	153	158
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	93	130	138
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	92	128
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	74

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	45	33	23	21	18	21	19	11	9	5
2. 1998	71	30	17	8	7	5	8	6	4	3
3. 1999	XXX	92	38	20	14	9	10	8	5	7
4. 2000	XXX	XXX	128	32	17	11	6	4	2	2
5. 2001	XXX	XXX	XXX	88	31	20	13	8	4	3
6. 2002	XXX	XXX	XXX	XXX	54	16	11	6	3	2
7. 2003	XXX	XXX	XXX	XXX	XXX	43	16	10	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	66	29	27	26
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	35	38
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	42
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	61	9	25	1	8	9	4	3	2	
2. 1998	295	354	371	378	386	391	399	406	410	413
3. 1999	XXX	379	501	516	527	534	544	552	558	567
4. 2000	XXX	XXX	475	592	607	611	614	618	618	619
5. 2001	XXX	XXX	XXX	440	510	521	526	531	531	532
6. 2002	XXX	XXX	XXX	XXX	270	301	305	308	309	310
7. 2003	XXX	XXX	XXX	XXX	XXX	204	236	240	242	245
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	215	257	272	284
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	193	238	259
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	199	244
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	173

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	0	1	0	0	0				
2. 1998			0	0	0	0	0	0	0	0
3. 1999	XXX			0	0	0	0	0	0	0
4. 2000	XXX	XXX			0	0	1	1	1	1
5. 2001	XXX	XXX	XXX				0	0	0	0
6. 2002	XXX	XXX	XXX	XXX				0	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX			0	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	4	2	1	0	0	0	0	0	
2. 1998	0	1	1	0	0	0				
3. 1999	XXX	0	1	0	1	0				0
4. 2000	XXX	XXX	0	1	2	2	0	0	0	0
5. 2001	XXX	XXX	XXX	0	1	1	1	0		
6. 2002	XXX	XXX	XXX	XXX	0	0	1	1	0	
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	2	1						0	
2. 1998	0	2	4	4	4	4	4	4	4	4
3. 1999	XXX	1	2	2	2	3	3	3	3	3
4. 2000	XXX	XXX	0	1	3	3	3	3	4	4
5. 2001	XXX	XXX	XXX	0	1	2	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	1	2	2	2	2
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	2	3	3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	2	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1	1	0	0			0			
2. 1998		0	1	2	2	2	2	2	2	2
3. 1999	XXX		0	1	2	3	3	3	3	3
4. 2000	XXX	XXX		1	1	3	3	3	3	3
5. 2001	XXX	XXX	XXX	0	0	2	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	0	2	3	3	4
7. 2003	XXX	XXX	XXX	XXX	XXX	0	0	2	4	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	2	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	4	1	0	0	0	0				
2. 1998	7	4	1	0	0	0				
3. 1999	XXX	10	5	2	1	0	0	0	0	
4. 2000	XXX	XXX	9	4	3	1	0			
5. 2001	XXX	XXX	XXX	9	6	3	0	0		
6. 2002	XXX	XXX	XXX	XXX	11	7	2	1	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	12	6	3	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	10	5	2	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	3	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	2	0								
2. 1998	8	10	10	10	10	10	10	10	10	10
3. 1999	XXX	12	13	12	12	12	12	12	12	12
4. 2000	XXX	XXX	11	12	12	12	12	12	12	12
5. 2001	XXX	XXX	XXX	12	13	13	13	13	13	13
6. 2002	XXX	XXX	XXX	XXX	13	15	16	16	16	16
7. 2003	XXX	XXX	XXX	XXX	XXX	15	17	18	18	18
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	13	14	15	15
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	8	8
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	13	12	4	3	1	1	0			0
2. 1998	2	8	13	15	16	17	17	18	18	18
3. 1999	XXX	10	20	24	29	34	36	38	38	38
4. 2000	XXX	XXX	7	15	19	23	26	27	28	29
5. 2001	XXX	XXX	XXX	8	13	17	19	21	21	22
6. 2002	XXX	XXX	XXX	XXX	3	5	6	6	6	6
7. 2003	XXX	XXX	XXX	XXX	XXX	2	5	6	6	7
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	14	16	17
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5	5
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	69	34	14	7	5	2	1	0	1	0
2. 1998	25	36	13	5	4	2	1	1	0	0
3. 1999	XXX	37	29	16	13	7	5	3	0	0
4. 2000	XXX	XXX	29	17	13	8	4	2	1	1
5. 2001	XXX	XXX	XXX	14	13	8	4	2	1	0
6. 2002	XXX	XXX	XXX	XXX	10	5	2	1	1	0
7. 2003	XXX	XXX	XXX	XXX	XXX	3	2	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	5	4	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	3	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	4
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	30	10	(5)	(1)	0			0		
2. 1998	34	71	66	67	68	68	68	69	69	69
3. 1999	XXX	60	79	88	93	93	93	93	93	93
4. 2000	XXX	XXX	46	68	74	77	78	78	78	79
5. 2001	XXX	XXX	XXX	36	54	58	60	61	61	62
6. 2002	XXX	XXX	XXX	XXX	21	25	27	28	29	29
7. 2003	XXX	XXX	XXX	XXX	XXX	8	16	18	19	19
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	23	45	48	49
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	21	23
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	24
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	11	3	1	1	0	0	0	0	
2. 1998	0	3	6	6	7	8	8	8	9	9
3. 1999	XXX	1	4	7	9	9	11	11	11	11
4. 2000	XXX	XXX	1	6	11	14	15	15	15	16
5. 2001	XXX	XXX	XXX	0	6	13	18	18	18	19
6. 2002	XXX	XXX	XXX	XXX	1	6	10	11	11	11
7. 2003	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5	6
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	10
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	74	23	5	2	1	1	0	0	0	0
2. 1998	29	19	7	4	3	1	1	0	0	0
3. 1999	XXX	32	19	7	3	2				
4. 2000	XXX	XXX	41	21	9	3	1	1	0	0
5. 2001	XXX	XXX	XXX	46	22	10	3	2	1	1
6. 2002	XXX	XXX	XXX	XXX	24	10	3	2	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6	1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	26	(10)	(11)	(0)		0	0			
2. 1998	34	43	43	43	43	43	43	43	43	43
3. 1999	XXX	42	53	53	53	53	53	53	53	53
4. 2000	XXX	XXX	53	58	59	59	59	59	59	59
5. 2001	XXX	XXX	XXX	56	62	64	65	65	65	65
6. 2002	XXX	XXX	XXX	XXX	38	42	43	43	43	43
7. 2003	XXX	XXX	XXX	XXX	XXX	1	5	6	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16	19	19	19
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	29	29
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	23
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	0		0	0					
2. 1998					0	0	0	0	0	0
3. 1999	XXX									
4. 2000	XXX	XXX	0	0	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	1	0	0					
2. 1998		0	0	0			0			
3. 1999	XXX		0							
4. 2000	XXX	XXX	0	0		0				
5. 2001	XXX	XXX	XXX			0				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	1	0							
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX		0	0	0	0	0	0	0	0
4. 2000	XXX	XXX	0	1	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX		0	0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	0	0		0					
2. 1998										
3. 1999	XXX								0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	0	0						
2. 1998		0	0	0	0					
3. 1999	XXX	0	0	0	0	0	0	0		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	(0)		(0)						
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX	0	0	0	0	0	0	0	0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(0)	1	(1)								
2. 1998	1,442	1,470	1,447	1,440	1,436	1,435	1,435	1,435	1,435	1,435	
3. 1999	XXX	2,578	2,734	2,674	2,68[illegible]	2,684	2,683	2,683	2,683	2,683	
4. 2000	XXX	XXX	4,727	4,667	4,638	4,622	4,623	4,623	4,623	4,623	
5. 2001	XXX	XXX	XXX	4,753	4,592	4,564	4,564	4,564	4,564	4,564	
6. 2002	XXX	XXX	XXX	XXX	2,550	2,542	2,540	2,540	2,540	2,540	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,374	1,378	1,390	1,390	1,390	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,583	6,623	6,623	6,623	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,400	6,734	6,734	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,294	6,642	347
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,691	6,691
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,038
13. Earned Prems.(P-Pt 1)	1,442	2,607	4,860	4,625	2,364	1,914	4,355	6,453	6,628	7,038	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior		1	(1)								
2. 1998	853	871	853	848	847	846	846	846	846	846	
3. 1999	XXX	1,613	1,736	1,699	1,703	1,704	1,704	1,704	1,704	1,704	
4. 2000	XXX	XXX	3,647	3,615	3,602	3,597	3,597	3,597	3,597	3,597	
5. 2001	XXX	XXX	XXX	1,560	1,516	1,509	1,509	1,509	1,509	1,509	
6. 2002	XXX	XXX	XXX	XXX	418	417	417	417	417	417	
7. 2003	XXX	XXX	XXX	XXX	XXX	96	97	100	100	100	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,248	3,250	3,250	3,250	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,274	1,307	1,307	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	971	1,017	47
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	896	896
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	942
13. Earned Prems.(P-Pt 1)	853	1,633	3,751	1,486	364	439	1,018	1,280	1,004	942	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	247	83	6	(4)	(0)	(1)			3	4	4
2. 1998	9,633	10,292	10,316	10,314	10,308	10,304	10,304	10,304	10,304	10,304	
3. 1999	XXX	9,964	10,550	10,711	10,663	10,646	10,647	10,647	10,651	10,663	12
4. 2000	XXX	XXX	14,561	16,323	16,384	16,336	16,312	16,305	16,316	16,324	8
5. 2001	XXX	XXX	XXX	14,612	15,694	15,685	15,670	15,666	15,690	15,710	19
6. 2002	XXX	XXX	XXX	XXX	11,600	12,087	12,079	12,080	12,084	12,091	7
7. 2003	XXX	XXX	XXX	XXX	XXX	14,258	15,227	15,212	15,205	15,203	(2)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,705	17,757	17,733	17,730	(3)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,691	15,823	15,819	(4)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,868	14,119	1,251
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,969	11,969
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,262
13. Earned Prems.(P-Pt 1)	9,880	10,706	13,883	15,968	12,335	14,037	16,349	15,718	14,014	13,262	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	61	49	9	(1)	(0)				0	0	0
2. 1998	3,500	3,822	3,835	3,854	3,845	3,843	3,843	3,843	3,843	3,843	
3. 1999	XXX	3,641	3,834	3,935	3,913	3,902	3,901	3,901	3,901	3,903	1
4. 2000	XXX	XXX	6,990	7,987	8,002	7,985	7,980	7,977	7,977	7,978	1
5. 2001	XXX	XXX	XXX	8,499	9,065	9,064	9,063	9,062	9,062	9,064	2
6. 2002	XXX	XXX	XXX	XXX	3,618	3,750	3,757	3,757	3,758	3,759	1
7. 2003	XXX	XXX	XXX	XXX	XXX	4,408	4,687	4,690	4,689	4,689	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,212	4,331	4,327	4,327	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,986	2,180	2,179	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,502	1,653	151
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,448	1,448
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,605
13. Earned Prems.(P-Pt 1)	3,562	4,012	5,591	8,882	3,502	3,879	3,211	2,104	1,692	1,605	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	45	(1)	(0)		1						
2. 1998	3,076	3,149	3,147	3,149	3,151	3,150	3,150	3,150	3,150	3,150	
3. 1999	XXX	3,887	4,051	4,046	4,047	4,046	4,046	4,046	4,046	4,046	
4. 2000	XXX	XXX	4,741	4,857	4,864	4,863	4,863	4,862	4,862	4,862	0
5. 2001	XXX	XXX	XXX	4,914	4,921	4,925	4,921	4,921	4,921	4,921	0
6. 2002	XXX	XXX	XXX	XXX	4,019	4,066	4,040	4,039	4,038	4,038	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	4,264	4,313	4,318	4,315	4,315	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,375	7,442	7,429	7,430	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,994	9,467	9,461	(6)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,956	10,463	507
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,429	10,429
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,932
13. Earned Prems.(P-Pt 1)	3,121	3,959	4,563	4,874	3,953	4,301	7,393	9,064	10,412	10,932	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	30	0	(0)		1						
2. 1998	1,848	1,872	1,870	1,872	1,873	1,873	1,873	1,873	1,873	1,873	
3. 1999	XXX	2,157	2,246	2,247	2,249	2,249	2,249	2,249	2,249	2,249	
4. 2000	XXX	XXX	2,701	2,725	2,736	2,736	2,736	2,735	2,735	2,735	
5. 2001	XXX	XXX	XXX	1,921	1,920	1,922	1,922	1,922	1,922	1,922	0
6. 2002	XXX	XXX	XXX	XXX	1,347	1,363	1,359	1,359	1,359	1,359	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,323	1,339	1,341	1,341	1,341	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,399	2,421	2,419	2,420	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,791	2,917	2,916	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,090	3,222	131
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,702	2,702
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,832
13. Earned Prems.(P-Pt 1)	1,879	2,181	2,446	1,796	1,278	1,329	2,410	2,814	3,214	2,832	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	73	(0)	(0)	2	0	(0)					
2. 1998	1,258	1,283	1,283	1,284	1,286	1,286	1,286	1,286	1,284	1,284	
3. 1999	XXX	1,669	1,745	1,750	1,756	1,757	1,757	1,757	1,757	1,757	
4. 2000	XXX	XXX	1,776	1,853	1,852	1,851	1,853	1,853	1,853	1,853	
5. 2001	XXX	XXX	XXX	1,584	1,607	1,608	1,613	1,613	1,613	1,613	
6. 2002	XXX	XXX	XXX	XXX	928	912	915	915	915	915	
7. 2003	XXX	XXX	XXX	XXX	XXX	957	969	970	970	970	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,193	1,216	1,206	1,206	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,356	1,467	1,459	(8)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,382	1,525	143
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,159	2,159
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,294
13. Earned Prems.(P-Pt 1)	1,331	1,693	1,852	1,665	953	920	1,159	1,380	1,483	2,294	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	12	0		2							
2. 1998	138	150	148	149	150	150	150	150	150	150	
3. 1999	XXX	606	652	653	654	654	654	654	654	654	
4. 2000	XXX	XXX	833	855	854	854	855	855	855	855	
5. 2001	XXX	XXX	XXX	696	693	692	695	696	696	696	
6. 2002	XXX	XXX	XXX	XXX	600	594	596	596	596	596	
7. 2003	XXX	XXX	XXX	XXX	XXX	471	477	479	479	479	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	801	858	852	852	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	776	823	819	(3)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	669	727	58
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	875	875
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	929
13. Earned Prems.(P-Pt 1)	150	618	877	612	539	493	583	836	709	929	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(2)	0	0	(0)							
2. 1998	1,446	1,400	1,399	1,399	1,399	1,399	1,399	1,399	1,399	1,399	
3. 1999	XXX	1,693	1,660	1,660	1,660	1,660	1,660	1,660	1,660	1,660	
4. 2000	XXX	XXX	1,806	1,824	1,831	1,822	1,822	1,822	1,822	1,822	
5. 2001	XXX	XXX	XXX	1,892	1,907	1,902	1,902	1,902	1,902	1,902	
6. 2002	XXX	XXX	XXX	XXX	885	866	866	866	866	866	
7. 2003	XXX	XXX	XXX	XXX	XXX	113	115	115	115	115	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	329	330	330	330	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	444	465	465	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	460	485	24
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	510	510
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	534
13. Earned Prems.(P-Pt 1)	1,445	1,647	1,772	1,909	908	80	331	446	481	534	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	4		(0)	(0)							
2. 1998	216	198	195	194	194	194	194	194	194	194	
3. 1999	XXX	278	245	244	245	245	245	245	245	245	
4. 2000	XXX	XXX	443	440	446	438	438	438	438	438	
5. 2001	XXX	XXX	XXX	888	913	908	908	908	908	908	
6. 2002	XXX	XXX	XXX	XXX	510	492	492	492	492	492	
7. 2003	XXX	XXX	XXX	XXX	XXX	37	38	38	38	38	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	176	177	177	177	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	70	74	74	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	61	67	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118	118
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	124
13. Earned Prems.(P-Pt 1)	220	260	411	569	322	5	177	70	65	124	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(753)	(753)	(753)	(753)	(753)	(753)	(753)	(753)	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	331	331	331	331	331	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	478	478	478	478	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					0						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(379)	(303)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	4	(1)		1							
2. 1998	100	95	93	94	94	94	94	94	94	94	
3. 1999	XXX	87	65	63	63	63	63	63	63	63	
4. 2000	XXX	XXX	76	67	66	66	66	66	66	66	
5. 2001	XXX	XXX	XXX	57	54	51	51	51	51	51	
6. 2002	XXX	XXX	XXX	XXX	31	27	27	27	27	27	
7. 2003	XXX	XXX	XXX	XXX	XXX	39	40	40	40	40	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	31	31	31	31	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	54	55	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	107	113	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	138	138
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	146
13. Earned Prems.(P-Pt 1)	104	81	53	48	28	33	31	52	110	146	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	6	(1)		1							
2. 1998	48	45	45	46	46	46	46	46	46	46	
3. 1999	XXX	34	27	27	27	27	27	27	27	27	
4. 2000	XXX	XXX	20	18	18	18	18	18	18	18	
5. 2001	XXX	XXX	XXX	20	20	19	19	20	20	20	
6. 2002	XXX	XXX	XXX	XXX	10	9	9	10	10	10	
7. 2003	XXX	XXX	XXX	XXX	XXX	7	7	8	8	8	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6	6	6	6	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	11	12	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	29	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29	29
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30
13. Earned Prems.(P-Pt 1)	54	30	13	20	9	6	6	13	28	30	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(3)	(1)	0								
2. 1998	57	43	43	43	43	43	43	43	43	43	
3. 1999	XXX	63	58	58	58	58	58	58	58	58	
4. 2000	XXX	XXX	38	37	36	36	(91)	(91)	(91)	(91)	
5. 2001	XXX	XXX	XXX	24	13	13	(157)	(157)	(157)	(157)	
6. 2002	XXX	XXX	XXX	XXX	7	7	3	3	3	3	
7. 2003	XXX	XXX	XXX	XXX	XXX	58	52	52	52	52	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	368	368	368	368	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38	38	38	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	60	60	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59	59
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59
13. Earned Prems.(P-Pt 1)	54	49	33	23	(5)	58	59	38	60	59	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(1)	(1)	0								
2. 1998	44	33	33	33	33	33	33	33	33	33	
3. 1999	XXX	25	23	23	23	23	23	23	23	23	
4. 2000	XXX	XXX	19	18	17	17	7	7	7	7	
5. 2001	XXX	XXX	XXX	16	9	9	0	0	0	0	
6. 2002	XXX	XXX	XXX	XXX	3	3	3	3	3	3	
7. 2003	XXX	XXX	XXX	XXX	XXX	10	10	10	10	10	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	19	19	19	19	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	23	23	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18	18	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	22
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22
13. Earned Prems.(P-Pt 1)	43	14	17	15	(4)	10	(0)	23	18	22	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	51,642		
1.12 Totals	51,642	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

   If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

   Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

   Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity ....
   5.2 Surety $ 9

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts.
This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method.
Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.

2) Effective 7/1/1999 Star Insurance Company replaced Williamsburg National Insurance Company as the quota share reinsurer for the assumed commercial auto liability, commercial physical damage, and general liability from Ranger Insurance Company. As a result of this transaction, net earned premium reserves of $227,751 and net unpaid loss and loss adjustment expense reserves of $831,756 were transferred to Star Insurance Company effective 7/1/1999.

3) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002.
The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.

4) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business. Effective 6/1/2005 the retention increased to $500,000.

5) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.

6) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Williamsburg National Insurance Company.
This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

7) Effective 12/1/2003 the per claim retention for The Crest Trucking program increased to $350,000 from $250,000. Effective 12/1/2005 the per claim retention for the Crest Trucking program increased to $500,000.

8) Effective 1/1/2005, Williamsburg National Insurance Company began an intercompany pooling arrangement with Star Insurance Company (NAIC #18023), Savers Property and Casualty Insurance Company (NAIC #16551) and Ameritrust Insurance Corporation (NAIC #10665). All lines of
The respective percentages as of January 1, 2006 are: 11.4%, 56.6%, 22.0% and 10.0% business are included in this arrangement except accident and health.

9) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

10) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities for PICL. Star assumed liabilities of $1.1 million from PICL which are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

Exhibit 28.4 Ameritrust Insurance Corporation's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	118	22	29	70	7		6	62	XXX
2. 1998	18,458	8,460	9,998	11,350	6,248	2,803	1,601	822	61	55	7,064	XXX
3. 1999	21,520	10,080	11,441	15,728	8,929	3,291	1,575	1,126	104	101	9,537	XXX
4. 2000	27,407	14,124	13,283	20,350	12,408	3,785	1,971	1,458	223	190	10,992	XXX
5. 2001	29,419	13,969	15,450	17,872	9,424	3,190	1,308	1,285	289	331	11,325	XXX
6. 2002	20,923	6,790	14,133	11,609	4,879	2,114	758	850	59	520	8,877	XXX
7. 2003	21,231	6,250	14,981	9,424	2,599	1,702	268	903	54	109	9,109	XXX
8. 2004	28,886	7,438	21,448	10,976	3,479	1,825	213	1,091	28	84	10,171	XXX
9. 2005	32,552	7,556	24,996	9,958	2,342	1,260	106	1,109	12	81	9,867	XXX
10. 2006	32,729	7,237	25,492	7,221	1,598	840	40	1,114	1	59	7,538	XXX
11. 2007	33,710	6,890	26,820	3,683	648	475	7	833	0	38	4,336	XXX
12. Totals	XXX	XXX	XXX	118,289	52,576	21,313	7,917	10,598	832	1,573	88,876	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	571	350	305	152	44	17	76	41	21	2	19	455	XXX
2. 1998	615	452	324	258	43	32	90	75	27	6	7	276	XXX
3. 1999	711	567	500	443	64	90	141	122	48	10	10	233	XXX
4. 2000	1,239	1,042	645	568	62	46	131	108	70	1	12	381	XXX
5. 2001	1,383	1,129	737	626	100	68	163	123	73	1	16	511	XXX
6. 2002	665	392	915	635	65	29	235	168	49	(1)	9	706	XXX
7. 2003	1,003	263	1,151	541	90	15	265	113	70	0	17	1,646	XXX
8. 2004	2,188	960	2,163	998	165	34	598	276	98	0	41	2,944	XXX
9. 2005	3,418	993	3,409	1,139	276	38	907	325	163	0	63	5,677	XXX
10. 2006	3,771	845	5,585	1,650	279	34	1,553	482	289		85	8,467	XXX
11. 2007	3,770	520	9,320	2,376	315	26	2,498	693	487		128	12,776	XXX
12. Totals	19,334	7,513	25,055	9,387	1,502	428	6,658	2,524	1,394	19	408	34,071	XXX

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	374	81
2. 1998	16,073	8,733	7,340	87.1	103.2	73.4			10.00	229	47
3. 1999	21,610	11,840	9,770	100.4	117.5	85.4			10.00	201	32
4. 2000	27,741	16,368	11,372	101.2	115.9	85.6			10.00	274	107
5. 2001	24,803	12,968	11,836	84.3	92.8	76.6			10.00	365	146
6. 2002	16,502	6,920	9,583	78.9	101.9	67.8			10.00	553	153
7. 2003	14,607	3,852	10,755	68.8	61.6	71.8			10.00	1,350	296
8. 2004	19,103	5,988	13,115	66.1	80.5	61.1			10.00	2,393	551
9. 2005	20,498	4,955	15,544	63.0	65.6	62.2			10.00	4,694	983
10. 2006	20,652	4,648	16,004	63.1	64.2	62.8			10.00	6,861	1,605
11. 2007	21,382	4,271	17,111	63.4	62.0	63.8			10.00	10,195	2,581
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	27,489	6,582

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	4,033	5,855	5,772	5,766	5,841	6,073	6,205	6,245	6,325	6,315	(10)	70
2. 1998	5,347	6,009	6,863	6,247	6,367	6,367	6,461	6,542	6,598	6,559	(39)	16
3. 1999	XXX	6,882	7,783	8,023	8,602	8,799	8,687	8,682	8,698	8,710	11	28
4. 2000	XXX	XXX	9,208	10,332	9,777	9,636	9,568	9,962	10,114	10,069	(45)	107
5. 2001	XXX	XXX	XXX	10,198	10,646	10,917	11,097	10,893	10,799	10,768	(31)	(125)
6. 2002	XXX	XXX	XXX	XXX	8,798	8,601	8,673	8,808	8,741	8,741	(0)	(66)
7. 2003	XXX	XXX	XXX	XXX	XXX	9,3'8	9,443	9,840	9,939	9,836	(102)	(4)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12,852	12,370	11,751	11,955	204	(415)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,568	14,684	14,283	(401)	(285)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,844	14,603	(241)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,791	XXX	XXX
										12. Totals	(655)	(675)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000	1,788	3,756	4,459	4,748	5,171	5,381	5,650	5,824	5,879	XXX	XXX
2. 1998	1,392	3,111	4,464	5,166	5,655	5,945	6,066	6,232	6,304	6,304	XXX	XXX
3. 1999	XXX	1,620	3,940	5,687	7,166	7,952	8,212	8,417	8,476	8,515	XXX	XXX
4. 2000	XXX	XXX	2,299	5,303	6,963	8,243	8,887	9,254	9,595	9,757	XXX	XXX
5. 2001	XXX	XXX	XXX	2,605	5,852	8,04)	9,222	9,874	10,225	10,330	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	2,359	4,723	6,373	7,379	7,855	8,086	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	2,386	4,897	6,558	7,633	8,260	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,888	5,803	7,646	9,108	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,245	6,710	8,769	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,631	6,425	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,502	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1,356	1,171	748	438	319	331	294	232	222	188
2. 1998	2,530	1,350	1,424	350	261	135	120	89	76	81
3. 1999	XXX	3,423	1,891	847	430	348	209	96	70	77
4. 2000	XXX	XXX	4,556	2,250	857	213	59	201	171	100
5. 2001	XXX	XXX	XXX	4,587	1,990	979	614	287	190	152
6. 2002	XXX	XXX	XXX	XXX	4,168	1,708	925	589	380	347
7. 2003	XXX	XXX	XXX	XXX	XXX	4,427	2,301	1,494	1,087	762
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,859	3,656	2,050	1,487
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,442	4,350	2,851
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,790	5,007
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,750

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	1,265	748	517	1,664	1,356	340	329	87	19	1	388	394
3. 1999	2,287	1,432	855	2,358	1,711	402	293	137	45	2	847	531
4. 2000	4,263	3,290	973	4,615	3,492	732	590	214	77	5	1,401	839
5. 2001	4,057	1,304	2,753	3,624	1,517	545	240	154	48	116	2,518	459
6. 2002	2,074	319	1,755	1,401	344	143	47	96	57	20	1,192	111
7. 2003	1,679	385	1,294	703	135	193	53	93	3	0	799	94
8. 2004	3,820	893	2,928	1,795	516	284	47	118	1	1	1,633	191
9. 2005	5,660	1,123	4,537	2,026	406	190	31	133		1	1,913	247
10. 2006	5,814	880	4,934	971	52	60	2	158	0	3	1,135	251
11. 2007	6,174	827	5,347	526	0	19		130	0	1	675	238
12. Totals	XXX	XXX	XXX	19,684	9,529	2,909	1,631	1,319	250	150	12,501	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998	3	3	(0)	(0)	0	0	(0)	(0)	0	0		0	0
3. 1999	1	1	0	0	1	1	0	0	0	0		0	0
4. 2000	24	20	0	0	5	3	0	0	1	0	0	7	1
5. 2001	109	66	49	41	8	4	10	8	1		1	57	1
6. 2002	15	0	36	9	1		7	2	1		0	49	1
7. 2003	111	63	26	20	11	1	5	4	5		1	70	1
8. 2004	102	18	139	102	13	0	28	20	1		2	141	2
9. 2005	856	311	413	219	63	12	82	44	11		10	840	9
10. 2006	1,144	301	1,083	389	42	7	216	78	62		18	1,772	15
11. 2007	1,175	246	1,975	426	52	8	394	85	105		25	2,937	83
12. Totals	3,539	1,028	3,721	1,206	196	37	742	241	186	1	58	5,872	112

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	2,094	1,706	388	165.6	228.1	75.0			10.00	0	0
3. 1999	2,899	2,051	847	126.8	143.2	99.2			10.00	0	0
4. 2000	5,591	4,183	1,408	131.1	127.1	144.8			10.00	5	2
5. 2001	4,499	1,924	2,575	110.9	147.6	93.5			10.00	50	7
6. 2002	1,700	459	1,241	82.0	143.9	70.7			10.00	42	8
7. 2003	1,148	279	869	68.4	72.5	67.1			10.00	54	16
8. 2004	2,479	705	1,774	64.9	79.0	60.6			10.00	120	21
9. 2005	3,775	1,022	2,752	66.7	91.1	60.7			10.00	739	101
10. 2006	3,736	828	2,907	64.2	94.1	58.9			10.00	1,537	235
11. 2007	4,376	764	3,612	70.9	92.5	67.5			10.00	2,479	458
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	5,026	846

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	97	71	4	7	1			24	XXX
2. 1998	8,667	3,124	5,542	4,714	1,686	650	193	467	21	11	3,930	1,145
3. 1999	9,392	3,519	5,873	6,297	2,696	881	389	572	36	19	4,629	1,207
4. 2000	12,179	4,905	7,274	9,629	5,669	1,199	607	803	96	53	5,259	1,532
5. 2001	14,007	7,791	6,215	7,609	4,822	921	515	689	187	88	3,696	1,723
6. 2002	10,820	3,072	7,748	5,428	1,761	763	137	445	(41)	55	4,780	868
7. 2003	12,313	3,403	8,911	5,736	1,417	881	98	506	0	50	5,609	810
8. 2004	14,341	2,817	11,525	4,869	676	881	53	589		25	5,609	813
9. 2005	13,788	1,846	11,942	4,131	376	660	20	498		13	4,892	701
10. 2006	12,293	1,485	10,809	2,923	256	545	15	537		6	3,735	673
11. 2007	11,634	1,408	10,226	1,255	139	386	4	390		0	1,886	569
12. Totals	XXX	XXX	XXX	52,688	19,570	7,771	2,038	5,497	300	320	44,049	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	548	337	218	96	14	9	39	17	16		5	377	3
2. 1998	540	398	197	142	20	11	35	25	19		5	234	3
3. 1999	592	477	295	267	30	29	53	48	34		6	184	6
4. 2000	1,159	1,014	584	543	43	41	104	97	64		11	258	10
5. 2001	1,111	984	556	519	47	47	99	93	62		11	232	13
6. 2002	582	368	533	334	33	18	95	60	39		7	503	8
7. 2003	694	141	892	413	40	8	159	74	47		10	1,197	10
8. 2004	1,080	571	1,165	508	63	21	208	91	51		15	1,377	17
9. 2005	1,504	408	1,644	396	104	16	294	71	86		20	2,740	27
10. 2006	1,542	135	2,320	492	139	13	415	88	125		25	3,815	50
11. 2007	2,079	243	3,527	571	176	15	631	102	221		36	5,704	228
12. Totals	11,432	5,076	11,931	4,279	709	229	2,133	765	765	0	151	16,621	374

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	333	43
2. 1998	6,641	2,478	4,164	76.6	79.3	75.1			10.00	197	37
3. 1999	8,755	3,942	4,813	93.2	112.0	82.0			10.00	144	41
4. 2000	13,584	8,067	5,517	111.5	164.5	75.8			10.00	186	72
5. 2001	11,095	7,167	3,928	79.2	92.0	63.2			10.00	163	69
6. 2002	7,918	2,635	5,283	73.2	85.8	68.2			10.00	413	90
7. 2003	8,956	2,150	6,806	72.7	63.2	76.4			10.00	1,032	165
8. 2004	8,905	1,920	6,986	62.1	68.2	60.6			10.00	1,167	210
9. 2005	8,921	1,288	7,633	64.7	69.8	63.9			10.00	2,344	396
10. 2006	8,547	998	7,550	69.5	67.2	69.8			10.00	3,236	579
11. 2007	8,665	1,075	7,591	74.5	76.3	74.2			10.00	4,793	911
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	14,008	2,613

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	8	(35)	26	40	6		0	35	XXX
2. 1998	2,738	1,648	1,090	2,091	1,365	700	537	130	18	14	1,000	363
3. 1999	3,473	1,913	1,560	3,570	2,356	859	529	203	21	49	1,726	497
4. 2000	4,002	2,146	1,856	2,902	1,631	652	370	213	37	87	1,730	543
5. 2001	4,276	1,575	2,700	3,435	1,461	613	115	210	21	51	2,661	466
6. 2002	3,467	1,121	2,346	2,147	929	351	76	167	14	31	1,646	272
7. 2003	3,773	1,166	2,607	1,499	207	312	33	153	12	37	1,711	215
8. 2004	6,485	2,114	4,371	2,766	1,320	387	65	231	3	24	1,996	249
9. 2005	7,951	2,468	5,483	2,339	864	239	36	255	(0)	16	1,934	227
10. 2006	9,133	2,819	6,314	2,087	755	159	18	236	(0)	15	1,709	214
11. 2007	9,589	2,484	7,105	808	87	43	2	162		10	924	152
12. Totals	XXX	XXX	XXX	23,652	10,939	4,341	1,821	1,965	127	332	17,071	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	14	10	59	39	20	5	26	17	4	2	1	50	5
2. 1998	21	20	110	107	21	20	47	46	6	6	2	5	3
3. 1999	40	37	193	171	31	29	83	74	11	9	3	37	6
4. 2000	20	1	25	10	10	2	11	4	2	0	1	50	2
5. 2001	139	64	85	35	35	12	33	12	8		3	178	3
6. 2002	31	3	55	20	10	1	23	8	4		1	90	1
7. 2003	152	44	143	37	30	4	60	15	11		4	296	6
8. 2004	776	290	661	283	72	6	276	121	33		21	1,118	23
9. 2005	888	177	1,004	321	80	8	371	120	50		28	1,768	34
10. 2006	744	207	1,479	493	60	9	606	200	63		33	2,044	37
11. 2007	285	9	2,397	739	50	0	890	257	93		40	2,709	51
12. Totals	3,110	861	6,210	2,254	420	95	2,426	873	283	18	138	8,347	169

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	25	25
2. 1998	3,126	2,121	1,005	114.2	128.7	92.3			10.00	3	2
3. 1999	4,989	3,225	1,763	143.6	168.6	113.1			10.00	24	13
4. 2000	3,835	2,055	1,780	95.8	95.7	95.9			10.00	34	17
5. 2001	4,558	1,719	2,838	106.6	109.1	105.1			10.00	126	52
6. 2002	2,788	1,052	1,736	80.4	93.8	74.0			10.00	63	27
7. 2003	2,359	352	2,007	62.5	30.2	77.0			10.00	214	82
8. 2004	5,201	2,088	3,114	80.2	98.7	71.2			10.00	864	254
9. 2005	5,226	1,525	3,702	65.7	61.8	67.5			10.00	1,394	374
10. 2006	5,434	1,681	3,753	59.5	59.6	59.4			10.00	1,524	520
11. 2007	4,727	1,094	3,633	49.3	44.0	51.1			10.00	1,934	775
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	6,205	2,142

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

	Premiums Earned			Loss and Loss Expense Payments								12
Years in Which Premiums Were Earned and Losses Were Incurred	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments 4 Direct and Assumed	Loss Payments 5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	Defense and Cost Containment Payments 7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	Adjusting and Other Payments 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX			1		0			1	XXX
2. 1998	65	33	32	4	2	10	9	1			5	3
3. 1999	85	41	44	41	6	10	2	4			47	3
4. 2000	103	34	68	59	40	31	14	3			39	3
5. 2001	118	30	88	9	13	13	6	2			5	3
6. 2002	114	16	99	29	4	29	6	4			51	2
7. 2003	152	13	139	41	38	9	1	3			13	3
8. 2004	172	12	159	12	1	14	5	3			23	2
9. 2005	198	11	187	17	8	3	1	2			13	1
10. 2006	189	1	189					0			0	0
11. 2007	151		151								0	
12. Totals	XXX	XXX	XXX	211	112	120	43	22	0	0	198	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis 13 Direct and Assumed	Case Basis 14 Ceded	Bulk + IBNR 15 Direct and Assumed	Bulk + IBNR 16 Ceded	Case Basis 17 Direct and Assumed	Case Basis 18 Ceded	Bulk + IBNR 19 Direct and Assumed	Bulk + IBNR 20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			4				2		0			6	
2. 1998			0				0		0			0	
3. 1999	1		1		1		0		0			3	0
4. 2000	20		4		0		2		1			28	0
5. 2001			4				2		0			7	
6. 2002			7				4		0			11	
7. 2003			10	1	1	0	6	1	1			16	0
8. 2004	5	2	27	3	3	1	15	2	2			44	0
9. 2005	31		40	6	6		23	3	4			95	1
10. 2006			58		0		33		5			96	0
11. 2007			54				31		5			90	
12. Totals	57	2	210	9	11	1	120	6	19	0	0	397	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	4	2
2. 1998	16	11	6	24.7	31.9	17.3			10.00	0	0
3. 1999	57	8	50	67.8	18.4	113.6			10.00	2	2
4. 2000	121	54	67	118.3	157.9	98.5			10.00	24	4
5. 2001	31	19	12	25.9	62.7	13.3			10.00	4	3
6. 2002	72	10	62	63.2	63.0	63.3			10.00	7	4
7. 2003	70	41	29	46.0	319.1	20.9			10.00	10	6
8. 2004	81	14	67	47.3	116.0	42.0			10.00	27	16
9. 2005	126	19	108	63.7	166.1	57.6			10.00	65	30
10. 2006	97	0	97	51.1	0.0	51.3			10.00	58	38
11. 2007	90	0	90	60.0	0.0	60.0			10.00	54	36
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	256	141

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	261	135	126	141	72	65	26	9			118	9
3. 1999	301	145	156	178	72	112	50	13			182	11
4. 2000	362	114	248	295	160	128	34	16			246	11
5. 2001	495	108	387	348	167	176	48	21			329	11
6. 2002	620	123	497	217	25	196	19	23			392	14
7. 2003	766	146	620	442	161	236	35	37			520	16
8. 2004	881	174	707	118	7	136	15	32			264	13
9. 2005	1,013	110	903	117	7	78	12	32			208	7
10. 2006	948	87	861	48	8	30	4	32			99	7
11. 2007	908	105	802	1	(1)	2		13			17	4
12. Totals	XXX	XXX	XXX	1,904	677	1,158	241	230	0	0	2,374	XXX

	Losses Unpaid, Case Basis: 13 Direct and Assumed	Losses Unpaid, Case Basis: 14 Ceded	Losses Unpaid, Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid, Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid, Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid, Case Basis: 18 Ceded	Defense and Cost Containment Unpaid, Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid, Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			0	0			0	0	0			0	0
7. 2003	15		6	3	3		3	2	1			23	0
8. 2004			3	1	0		2	0	0			4	0
9. 2005	14	3	58	21	8	1	33	13	4			80	1
10. 2006	88	11	171	20	20	2	98	15	14			343	2
11. 2007	41		279	43	17		159	24	19			448	3
12. Totals	158	14	518	87	47	3	295	54	38	0	0	898	5

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	216	98	118	82.7	72.7	93.3			10.00	0	0
3. 1999	303	122	182	101.0	84.1	116.6			10.00	0	0
4. 2000	439	194	246	121.3	169.9	99.0			10.00	0	0
5. 2001	545	215	329	110.0	198.7	85.2			10.00	0	0
6. 2002	436	44	392	70.4	35.9	78.9			10.00	0	0
7. 2003	743	200	543	97.0	137.1	87.5			10.00	18	5
8. 2004	291	23	268	33.0	13.1	37.9			10.00	2	2
9. 2005	344	55	288	33.9	50.4	31.9			10.00	49	32
10. 2006	501	59	442	52.8	68.4	51.3			10.00	228	115
11. 2007	531	66	465	58.5	62.7	58.0			10.00	278	170
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	575	323

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

NONE

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	7	(0)	(1)		0			6	XXX
2. 1998	1,167	132	1,036	435	110	246	46	45			569	60
3. 1999	1,485	542	943	929	421	480	70	83		4	1,001	82
4. 2000	1,624	769	855	686	155	395	67	60			919	69
5. 2001	1,461	537	924	678	428	252	74	61		37	489	54
6. 2002	836	473	364	71	15	45	12	28			118	25
7. 2003	807	432	375	111	53	21	11	25	(7)		99	17
8. 2004	1,017	511	506	585	523	38	6	38	7	0	125	43
9. 2005	1,211	733	477	181	137	17	2	45		0	104	20
10. 2006	1,301	622	678	38	11	8	1	33			67	21
11. 2007	2,012	815	1,197	11	2	2	1	25			35	28
12. Totals	XXX	XXX	XXX	3,732	1,855	1,503	290	442	0	41	3,532	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior	5		14	10	5		6	4	1		0	16	0
2. 1998	45	27	12	5	1		5	1	2		1	32	0
3. 1999	73	48	11	5	1	31	5	0	3		1	8	0
4. 2000	4	1	26	12	3	0	11	5	1		0	26	1
5. 2001	3		31	22	8	3	13	6	1		0	24	0
6. 2002	4	1	34	28	2	0	15	10	1		0	18	0
7. 2003	11	1	64	60	3	1	28	16	4		1	34	0
8. 2004	181	37	139	89	9	2	60	38	9		4	231	3
9. 2005	116	90	199	165	6	1	86	71	6		4	86	3
10. 2006	240	189	321	214	8	1	139	92	14		6	227	4
11. 2007	54	19	703	444	6	2	304	192	27		9	436	9
12. Totals	734	412	1,555	1,054	52	42	671	437	68	0	26	1,136	21

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	9	7
2. 1998	792	190	602	67.8	144.7	58.1			10.00	25	7
3. 1999	1,584	575	1,009	106.6	106.0	107.0			10.00	31	(23)
4. 2000	1,184	240	945	72.9	31.1	110.5			10.00	16	9
5. 2001	1,046	534	513	71.6	99.4	55.5			10.00	11	12
6. 2002	201	65	136	24.0	13.8	37.4			10.00	10	8
7. 2003	267	134	133	33.1	31.1	35.4			10.00	15	19
8. 2004	1,058	703	355	104.1	137.5	70.3			10.00	194	37
9. 2005	656	466	190	54.2	63.6	39.8			10.00	59	26
10. 2006	802	508	294	61.6	81.6	43.3			10.00	159	68
11. 2007	1,131	660	471	56.2	81.0	39.3			10.00	293	143
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	823	313

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments – Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		(22)	1	22				1	XXX
2. 1998	1,267	193	1,074	588	183	354	74	44	2		727	38
3. 1999	1,445	228	1,217	394	105	323	64	43	1		590	47
4. 2000	1,555	361	1,194	536	252	405	110	75	13	1	641	52
5. 2001	1,674	499	1,175	742	314	503	188	96	33		807	57
6. 2002	796	282	514	292	169	198	111	65	29	10	246	38
7. 2003	70	4	66	3	3	8	4	56	46		14	5
8. 2004	290	155	135	14		49		41	17		87	17
9. 2005	391	62	330	29		33		46	12		97	25
10. 2006	422	57	365	44		16		20	1		78	20
11. 2007	469	109	360	20	2	3		18			39	22
12. Totals	XXX	XXX	XXX	2,662	1,007	1,893	571	505	154	11	3,328	XXX

	Losses Unpaid – Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid – Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	3	2			5	3			0			3	0
2. 1998	3		1	0	1		0	0	0			4	0
3. 1999												0	
4. 2000	5		6	3	1		3	1	0			11	0
5. 2001	7	2	8	3	2	2	3	1	1	0	0	14	1
6. 2002	13		10	5	8		5	2	1		0	30	1
7. 2003												0	
8. 2004	(1)		12	2	2		5	1	1			15	0
9. 2005	0		25	5	0		11	2	1		0	30	1
10. 2006	1		46	5	4		20	2	2		0	65	1
11. 2007	13	3	75	25	8		32	11	5		1	95	5
12. Totals	43	6	182	49	32	5	79	21	12	0	1	267	9

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	2
2. 1998	991	260	731	78.2	134.3	68.1			10.00	3	1
3. 1999	760	170	590	52.6	74.4	48.5			10.00	0	0
4. 2000	1,031	378	652	66.3	104.9	54.6			10.00	8	3
5. 2001	1,363	542	821	81.4	108.5	69.9			10.00	10	3
6. 2002	593	317	276	74.5	112.3	53.8			10.00	18	12
7. 2003	67	53	14	95.9	1,259.5	21.6			10.00	0	0
8. 2004	122	20	101	42.0	13.2	75.1			10.00	8	6
9. 2005	146	19	127	37.4	30.8	38.6			10.00	20	10
10. 2006	152	9	144	36.0	15.0	39.3			10.00	41	24
11. 2007	175	41	134	37.3	37.9	37.1			10.00	60	34
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	171	96

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	30	26	13	10			0	7	XXX
2. 2006	1,381	1,162	219	584	514	3		15		1	88	XXX
3. 2007	1,314	1,054	259	501	418	2	0	18			103	XXX
4. Totals	XXX	XXX	XXX	1,115	957	17	10	34	0	1	198	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	59	48	19	16	5	4	2	2	2		0	16	4
2. 2006	7	2	33	29	2	1	4	3	1		0	11	1
3. 2007	6		124	102	1		13	11	4		0	35	2
4. Totals	72	50	175	148	8	5	19	16	7	0	1	61	6

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	13	3
2. 2006	649	550	99	47.0	47.3	45.2			10.00	9	2
3. 2007	669	532	138	51.0	50 4	53.2			10.00	28	7
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	50	12

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(7)		12		7		8	13	XXX
2. 2006	1,089	76	1,013	515		16		79		34	610	96
3. 2007	1,272	34	1,238	561		18		75		28	654	122
4. Totals	XXX	XXX	XXX	1,069	0	46	0	162	0	70	1,277	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	1		11		7		1		0		1	21	7
2. 2006	3		28		1		4		1		2	36	7
3. 2007	115		120	0	4		16	0	6		17	261	28
4. Totals	119	0	159	0	13	0	21	0	7	0	21	319	42

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	12	9
2. 2006	646	0	646	59.3	0.0	63.8			10.00	31	5
3. 2007	916	0	916	72.0	0.1	73.9			10.00	235	26
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	278	41

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	12	14	24	28			10	(5)	XXX
2. 2006	8	7	1								0	XXX
3. 2007	9	8	1								0	XXX
4. Totals	XXX	XXX	XXX	12	14	24	28	0	0	10	(5)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	60	60	267	265	10	10	96	95	5	(0)	13	8	
2. 2006			1	1			1	0	0			0	
3. 2007			4	4			1	1	0			1	
4. Totals	60	60	272	270	10	10	98	97	5	(0)	13	9	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2	6
2. 2006	2	2	0	24.9	23.6	40.5			10.00	0	0
3. 2007	6	5	1	61.4	59.5	87.0			10.00	0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3	6

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(332)	332								0	XXX
8. 2004		(266)	266								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			10.00	0	0
3. 1999	0	0	0	0.0	0.0	0.0			10.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			10.00	0	0
5. 2001	0	0	0	0.0	0.0	0.0			10.00	0	0
6. 2002	0	0	0	0.0	0.0	0.0			10.00	0	0
7. 2003	0	0	0	0.0	0.0	0.0			10.00	0	0
8. 2004	0	0	0	0.0	0.0	0.0			10.00	0	0
9. 2005	0	0	0	0.0	0.0	0.0			10.00	0	0
10. 2006	0	0	0	0.0	0.0	0.0			10.00	0	0
11. 2007	0	0	0	0.0	0.0	0.0			10.00	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

NONE

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	91	47	44	1	1	2	1	1			3	0
3. 1999	71	26	45					1			1	0
4. 2000	46	11	35	70	40	7	6	1			32	1
5. 2001	42	18	24	6	1	5	1	1	0		10	1
6. 2002	24	8	16	0	0						0	0
7. 2003	29	6	23					1			1	0
8. 2004	27	5	22	0				1			1	0
9. 2005	45	11	34	9	0	3		2			13	1
10. 2006	97	24	73	12	3	4	0	4		0	16	3
11. 2007	128	26	102	0	0	0	0	1			2	1
12. Totals	XXX	XXX	XXX	99	45	21	8	12	0	0	78	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			0	0			0	0	0			0	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	5	2	4	1	1		2	0	0			8	0
10. 2006	1		20	8	3		9	3	1			23	0
11. 2007	3	1	45	15	1	0	19	7	3			47	0
12. Totals	9	4	69	24	4	0	30	10	4	0	0	79	1

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	4	2	3	4.6	3.6	5.7			10.00	0	0
3. 1999	1	0	1	1.0	0.0	1.6			10.00	0	0
4. 2000	78	46	32	168.8	406.1	90.8			10.00	0	0
5. 2001	12	2	10	28.4	9.3	42.2			10.00	0	0
6. 2002	0	0	0	1.3	2.6	0.7			10.00	0	0
7. 2003	1	0	1	2.8	0.0	3.5			10.00	0	0
8. 2004	1	0	1	4.2	0.1	5.1			10.00	0	0
9. 2005	26	4	22	57.0	36.8	63.8			10.00	6	2
10. 2006	53	14	40	54.9	56.1	54.5			10.00	14	9
11. 2007	72	23	49	56.3	89.0	47.8			10.00	31	16
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	51	28

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	48	37	10	9		3	3	0			9	0
3. 1999	43	13	30	100	110	12	12	0			(9)	0
4. 2000	29	15	15								0	
5. 2001	20	13	7			3	3				0	0
6. 2002	(4)	(4)	(0)			0	0	0			0	
7. 2003	51	9	42								0	
8. 2004	52	(0)	52					0			0	
9. 2005	33	20	14								0	
10. 2006	53	16	37								0	
11. 2007	52	19	33								0	
12. Totals	XXX	XXX	XXX	109	110	18	18	1	0	0	(0)	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Losses Unpaid: Case Basis: 14 Ceded	Losses Unpaid: Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid: Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid: Case Basis: 18 Ceded	Defense and Cost Containment Unpaid: Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid: Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			2				1					2	
8. 2004			5				2					7	
9. 2005			6				3					9	
10. 2006			23				10					33	
11. 2007			16	7			7	3				13	
12. Totals	0	0	52	7	0	0	23	3	0	0	0	65	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage: 30 Ceded	Loss and Loss Expense Percentage: 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	12	3	9	24.2	7.0	87.3			10.00	0	0
3. 1999	112	121	(9)	259.9	954.3	(30.3)			10.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			10.00	0	0
5. 2001	3	3	0	16.4	25.4	0.0			10.00	0	0
6. 2002	0	0	0	(5.0)	(2.7)	(33.3)			10.00	0	0
7. 2003	2	0	2	4.5	0.0	5.4			10.00	2	1
8. 2004	7	0	7	14.4	0.0	14.3			10.00	5	2
9. 2005	9	0	9	25.7	0.0	63.5			10.00	6	3
10. 2006	33	0	33	63.4	0.0	90.5			10.00	23	10
11. 2007	23	10	13	44.6	52.9	39.6			10.00	9	4
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	45	19

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	139	187	187	197	209	212	212	212	212	212	0	0
2. 1998	298	337	345	322	327	322	321	320	320	320	(0)	(0)
3. 1999	XXX	669	668	723	786	767	748	759	758	756	(2)	(3)
4. 2000	XXX	XXX	1,026	989	1,276	1,229	1,279	1,263	1,282	1,271	(10)	8
5. 2001	XXX	XXX	XXX	1,975	2,150	2,405	2,441	2,500	2,473	2,468	(5)	(31)
6. 2002	XXX	XXX	XXX	XXX	1,054	1,012	1,161	1,192	1,193	1,201	9	9
7. 2003	XXX	XXX	XXX	XXX	XXX	801	767	765	781	773	(8)	8
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,732	1,675	1,522	1,656	134	(19)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,504	2,587	2,609	21	105
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,778	2,688	(90)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,377	XXX	XXX
										12. Totals	49	76

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	2,333	2,404	2,289	2,230	2,240	2,278	2,400	2,425	2,444	2,451	7	26
2. 1998	3,171	3,429	3,898	3,421	3,536	3,550	3,610	3,678	3,742	3,700	(43)	21
3. 1999	XXX	3,659	4,107	4,134	4,353	4,404	4,273	4,208	4,221	4,243	23	35
4. 2000	XXX	XXX	4,893	5,621	4,748	4,533	4,479	4,782	4,847	4,747	(100)	(35)
5. 2001	XXX	XXX	XXX	3,920	3,997	3,808	3,772	3,406	3,347	3,363	16	(43)
6. 2002	XXX	XXX	XXX	XXX	4,852	4,861	4,716	4,835	4,772	4,758	(14)	(77)
7. 2003	XXX	XXX	XXX	XXX	XXX	5,627	5,838	6,256	6,357	6,253	(105)	(3)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,344	7,020	6,732	6,346	(386)	(674)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,581	7,613	7,049	(564)	(531)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,001	6,887	(114)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,979	XXX	XXX
										12. Totals	(1,281)	(1,282)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	775	881	925	1,039	1,103	1,221	1,242	1,251	1,297	1,286	(11)	34
2. 1998	731	849	958	927	916	893	905	899	899	893	(6)	(5)
3. 1999	XXX	944	1,203	1,311	1,425	1,533	1,565	1,570	1,573	1,580	7	10
4. 2000	XXX	XXX	1,410	1,503	1,508	1,575	1,506	1,579	1,570	1,603	33	24
5. 2001	XXX	XXX	XXX	2,114	2,162	2,421	2,542	2,631	2,633	2,642	9	11
6. 2002	XXX	XXX	XXX	XXX	1,528	1,543	1,598	1,553	1,563	1,580	18	27
7. 2003	XXX	XXX	XXX	XXX	XXX	1,675	1,774	1,788	1,786	1,856	70	68
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,423	2,412	2,456	2,854	397	442
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,793	3,062	3,397	335	604
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,299	3,454	156	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,378	XXX	XXX
										12. Totals	1,007	1,214

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	87	89	100	85	67	71	69	66	83	71	(12)	4
2. 1998	20	15	20	8	4	5	4	4	5	5	(0)	0
3. 1999	XXX	46	50	28	43	52	45	45	45	46	1	1
4. 2000	XXX	XXX	50	39	37	58	39	36	52	63	11	27
5. 2001	XXX	XXX	XXX	49	29	33	26	14	12	9	(2)	(5)
6. 2002	XXX	XXX	XXX	XXX	54	55	65	65	61	58	(3)	(6)
7. 2003	XXX	XXX	XXX	XXX	XXX	68	79	89	76	25	(50)	(63)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	89	89	78	62	(16)	(27)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	103	93	101	8	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109	92	(18)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	85	XXX	XXX
										12. Totals	(81)	(71)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	59	75	74	80	82	92	82	82	82	82	0	0
2. 1998	48	74	100	104	98	109	109	109	109	109	0	0
3. 1999	XXX	69	142	140	166	175	169	173	172	168	(3)	(4)
4. 2000	XXX	XXX	200	182	193	221	220	230	229	229	0	(1)
5. 2001	XXX	XXX	XXX	308	379	330	325	311	308	308	(0)	(2)
6. 2002	XXX	XXX	XXX	XXX	312	373	382	385	373	369	(4)	(15)
7. 2003	XXX	XXX	XXX	XXX	XXX	411	517	541	522	505	(17)	(36)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	508	488	329	236	(93)	(251)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	637	494	252	(242)	(385)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	556	395	(161)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	433	XXX	XXX
										12. Totals	(520)	(696)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	429	469	439	458	463	471	460	457	467	479	12	21
2. 1998	400	460	669	552	545	529	528	553	547	555	8	2
3. 1999	XXX	489	590	688	797	847	879	924	928	923	(5)	(2)
4. 2000	XXX	XXX	481	726	733	731	734	775	858	884	25	108
5. 2001	XXX	XXX	XXX	395	377	382	436	481	491	451	(40)	(30)
6. 2002	XXX	XXX	XXX	XXX	237	115	105	118	109	107	(2)	(12)
7. 2003	XXX	XXX	XXX	XXX	XXX	325	133	87	85	97	12	10
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	229	195	156	316	160	121
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	186	123	139	16	(48)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	255	247	(8)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	419	XXX	XXX
										12. Totals	178	171

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	525	481	441	434	431	459	469	480	475	477	2	(2)
2. 1998	405	580	612	627	652	653	695	691	687	689	2	(2)
3. 1999	XXX	587	575	529	560	560	547	548	548	548	0	(0)
4. 2000	XXX	XXX	656	655	661	647	643	619	595	590	(5)	(30)
5. 2001	XXX	XXX	XXX	656	743	747	786	780	765	757	(8)	(23)
6. 2002	XXX	XXX	XXX	XXX	212	198	225	230	242	239	(3)	9
7. 2003	XXX	XXX	XXX	XXX	XXX	0	11	4	4	4	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	92	86	77	77	0	(9)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	123	99	92	(7)	(32)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	122	122	0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	XXX	XXX
										12. Totals	(19)	(88)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35	58	52	(6)	17
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	96	83	(14)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116	XXX	XXX
										4. Totals	(20)	17

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	142	126	139	13	(4)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	564	567	3	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	834	XXX	XXX
										4. Totals	15	(4)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	3	(4)	(7)	(15)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	(0)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	XXX	XXX
										4. Totals	(7)	(15)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	40	28	46	43	44	43	43	43	43	43	(0)	(0)
2. 1998	15	8	4	4	3	2	2	2	2	2	(0)	(0)
3. 1999	XXX	13	7	2	3	0					0	0
4. 2000	XXX	XXX	9	11	8	9	32	31	31	31	(0)	(0)
5. 2001	XXX	XXX	XXX	6	3	3	10	10	9	9	0	(0)
6. 2002	XXX	XXX	XXX	XXX	5	1	0	0	0	0	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	4	0	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	1	0	0	(0)	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	8	19	11	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	35	(9)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	XXX	XXX
										12. Totals	2	1

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	46	110	92	108	107	107	106	107	107	107	0	0
2. 1998	6	6	10	10	9	14	9	9	9	9	0	0
3. 1999	XXX	7	0	5	5					(10)	(10)	(10)
4. 2000	XXX	XXX	5	2	2	1					0	0
5. 2001	XXX	XXX	XXX	3	2	1					0	0
6. 2002	XXX	XXX	XXX	XXX	0	(0)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	0				2	2	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14			7	7	7
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7		9	9	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	33	14	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	XXX	XXX
										12. Totals	23	2

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	117	159	171	197	212	212	212	212	212	396	275
2. 1998	62	297	307	319	320	320	320	320	320	320	221	173
3. 1999	XXX	(7)	264	477	637	727	737	755	756	756	254	277
4. 2000	XXX	XXX	230	388	849	1,030	1,216	1,240	1,255	1,265	412	427
5. 2001	XXX	XXX	XXX	336	1,070	1,816	2,139	2,331	2,411	2,412	238	220
6. 2002	XXX	XXX	XXX	XXX	272	512	864	1,073	1,103	1,153	66	44
7. 2003	XXX	XXX	XXX	XXX	XXX	112	310	533	659	708	80	14
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	253	662	1,144	1,517	170	19
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	439	1,096	1,780	212	25
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	437	977	199	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	545	116	40

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	754	1,189	1,485	1,618	1,747	1,845	1,951	2,068	2,091	2,968	800
2. 1998	699	1,708	2,398	2,777	3,029	3,237	3,295	3,418	3,488	3,484	874	268
3. 1999	XXX	909	2,239	3,023	3,702	3,888	3,945	4,031	4,070	4,093	951	251
4. 2000	XXX	XXX	1,175	2,962	3,375	3,962	4,181	4,336	4,521	4,553	1,215	307
5. 2001	XXX	XXX	XXX	832	2,132	2,754	2,825	3,012	3,120	3,193	1,298	412
6. 2002	XXX	XXX	XXX	XXX	1,262	2,784	3,493	3,930	4,205	4,294	695	166
7. 2003	XXX	XXX	XXX	XXX	XXX	1,355	3,137	4,069	4,701	5,103	638	162
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,622	3,506	4,500	5,020	625	170
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,706	3,546	4,395	536	138
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,612	3,198	465	158
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,496	225	115

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	385	613	765	822	964	1,062	1,155	1,208	1,237	1,057	746
2. 1998	340	480	720	808	861	883	890	885	887	888	204	156
3. 1999	XXX	360	613	923	1,170	1,452	1,493	1,520	1,526	1,544	306	185
4. 2000	XXX	XXX	444	903	1,150	1,324	1,381	1,462	1,529	1,554	366	176
5. 2001	XXX	XXX	XXX	814	1,403	1,755	2,186	2,377	2,482	2,472	326	137
6. 2002	XXX	XXX	XXX	XXX	493	840	1,145	1,333	1,429	1,494	189	82
7. 2003	XXX	XXX	XXX	XXX	XXX	642	963	1,219	1,408	1,570	139	71
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	640	1,049	1,295	1,768	139	88
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	601	1,348	1,679	121	73
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,050	1,473	112	65
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	762	65	37

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000			77	64	66	66	65	63	65	4	14
2. 1998				4	3	4	4	4	4	4	0	3
3. 1999	XXX			16	37	42	43	43	43	43	0	2
4. 2000	XXX	XXX		1	4	9	31	32	32	36	1	2
5. 2001	XXX	XXX	XXX	0	0	2	8	9	3	3	0	2
6. 2002	XXX	XXX	XXX	XXX		1	5	30	42	48	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	0	8	11	33	10	1	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	15	20	0	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	10	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	65	73	73	73	81	82	82	82	82	4	17
2. 1998	1	28	79	89	91	109	109	109	109	109	2	7
3. 1999	XXX	6	48	108	151	167	167	168	168	168	3	8
4. 2000	XXX	XXX	5	56	152	200	214	229	229	229	3	8
5. 2001	XXX	XXX	XXX	9	99	241	312	308	308	308	3	9
6. 2002	XXX	XXX	XXX	XXX	7	92	242	337	355	369	3	11
7. 2003	XXX	XXX	XXX	XXX	XXX	21	127	371	461	483	4	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	27	102	170	232	3	10
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	62	176	1	5
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	66	0	5
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	0	1

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	221	301	344	362	438	452	454	457	463	95	232
2. 1998	25	119	284	390	442	471	487	524	525	525	16	44
3. 1999	XXX	14	95	337	523	681	825	897	910	917	33	49
4. 2000	XXX	XXX	14	115	346	519	618	708	774	859	25	43
5. 2001	XXX	XXX	XXX	(12)	35	132	281	353	395	428	19	34
6. 2002	XXX	XXX	XXX	XXX	9	23	71	77	84	90	6	19
7. 2003	XXX	XXX	XXX	XXX	XXX	5	39	45	54	68	6	11
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30	51	73	94	15	28
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	16	59	5	12
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	34	7	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	7	13

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	253	338	375	401	433	440	469	475	475	40	204
2. 1998	59	233	422	497	625	634	673	684	684	685	8	30
3. 1999	XXX	42	246	366	492	540	547	548	548	548	9	37
4. 2000	XXX	XXX	71	332	477	557	584	572	577	579	14	38
5. 2001	XXX	XXX	XXX	98	398	582	703	716	737	744	16	40
6. 2002	XXX	XXX	XXX	XXX	(2)	76	143	171	210	210	10	27
7. 2003	XXX	XXX	XXX	XXX	XXX	(2)	4	4	4	4	0	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	18	41	53	63	1	16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	50	63	6	19
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	60	9	10
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	8	9

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	31	38	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	68	73	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	85	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	112	118	328	172
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	429	531	60	29
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	579	59	36

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(2)	(7)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	7	20	31	43	43	43	43	43	43	2	1
2. 1998			1	2	2	2	2	2	2	2	0	0
3. 1999	XXX											0
4. 2000	XXX	XXX		3	6	6	31	31	31	31	1	0
5. 2001	XXX	XXX	XXX	1	1	2	9	9	9	9	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2003	XXX	XXX	XXX	XXX	XXX							0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	11	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	12	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	80	84	102	105	107	106	107	107	107	3	4
2. 1998			9	9	9	9	9	9	9	9		0
3. 1999	XXX									(10)	0	0
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									0
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	66	14	5	2	0	0				
2. 1998	154	16	35	2	7	2	1			
3. 1999	XXX	404	147	69	43	1	6	0	1	
4. 2000	XXX	XXX	530	156	157	61	19	5	14	0
5. 2001	XXX	XXX	XXX	796	176	88	63	24	(12)	9
6. 2002	XXX	XXX	XXX	XXX	395	100	78	37	23	33
7. 2003	XXX	XXX	XXX	XXX	XXX	380	189	71	23	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	911	405	93	44
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,206	550	233
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,636	833
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,859

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	1,006	692	470	294	243	188	193	171	152	144
2. 1998	1,526	825	922	186	172	103	98	71	61	65
3. 1999	XXX	1,735	1,030	476	250	254	154	46	33	33
4. 2000	XXX	XXX	2,450	1,262	357	(35)	(43)	120	90	48
5. 2001	XXX	XXX	XXX	2,012	1,057	565	537	111	106	43
6. 2002	XXX	XXX	XXX	XXX	2,387	972	485	357	239	235
7. 2003	XXX	XXX	XXX	XXX	XXX	2,599	1,188	1,016	798	565
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,861	1,915	1,170	775
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,702	2,228	1,471
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,431	2,156
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,485

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	341	175	116	84	71	120	80	46	51	30
2. 1998	249	172	109	69	34	12	10	9	9	4
3. 1999	XXX	396	260	119	46	38	28	26	18	31
4. 2000	XXX	XXX	647	274	109	91	13	21	5	22
5. 2001	XXX	XXX	XXX	719	312	155	88	65	29	72
6. 2002	XXX	XXX	XXX	XXX	583	360	230	98	64	49
7. 2003	XXX	XXX	XXX	XXX	XXX	726	589	283	206	151
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,340	927	635	533
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,683	1,079	934
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,722	1,393
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,291

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	24	12	11	2	2	2		1	9	6
2. 1998	20	12	14	3	1	0	(0)	0	1	0
3. 1999	XXX	30	32	12	4	5	2	2	2	1
4. 2000	XXX	XXX	49	22	11	5	7	3	10	7
5. 2001	XXX	XXX	XXX	48	27	20	14	4	9	6
6. 2002	XXX	XXX	XXX	XXX	54	35	31	13	14	11
7. 2003	XXX	XXX	XXX	XXX	XXX	67	63	45	23	15
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	89	69	54	37
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	100	80	54
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109	91
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	85

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	17	2			0	0				
2. 1998	35	12	(2)	1	0	0				
3. 1999	XXX	44	53	10	0	4	0	2	1	
4. 2000	XXX	XXX	135	64	11	7	4	1	(0)	
5. 2001	XXX	XXX	XXX	225	100	10	11	2	0	
6. 2002	XXX	XXX	XXX	XXX	266	112	34	22	10	0
7. 2003	XXX	XXX	XXX	XXX	XXX	298	176	47	15	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	359	194	37	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	417	282	57
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	448	235
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	372

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	129	94	44	22	10	6	0	2	4	6
2. 1998	265	147	263	58	37	12	5	7	3	11
3. 1999	XXX	348	210	91	48	34	18	20	17	11
4. 2000	XXX	XXX	301	295	156	62	33	36	46	19
5. 2001	XXX	XXX	XXX	336	171	75	59	55	44	15
6. 2002	XXX	XXX	XXX	XXX	205	70	24	36	18	12
7. 2003	XXX	XXX	XXX	XXX	XXX	280	82	28	20	17
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	175	107	48	71
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	167	92	48
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	232	154
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	370

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	237	142	57	15	(10)		1	3		
2. 1998	235	147	78	27	8	5	7	2	2	1
3. 1999	XXX	394	154	59	29	11	0	(0)		
4. 2000	XXX	XXX	381	169	58	44	21	14	6	5
5. 2001	XXX	XXX	XXX	373	110	66	43	25	15	7
6. 2002	XXX	XXX	XXX	XXX	132	45	38	26	11	7
7. 2003	XXX	XXX	XXX	XXX	XXX	10	5			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	50	30	11	14
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	79	30	28
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83	58
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	71

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	6	2
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	4
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52		12
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55	32
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	5	3
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	13	5	2	1	1	1		0	0	
2. 1998	15	8	3	2	1	0		0	0	
3. 1999	XXX	13	7	2	3	0				
4. 2000	XXX	XXX	9	5	2	1	1	0	0	
5. 2001	XXX	XXX	XXX	6	2	0	0	1	0	0
6. 2002	XXX	XXX	XXX	XXX	5	1	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	4	0	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	4	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30	18
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	20	7	1	4	2					
2. 1998	6	6	2	1	0					
3. 1999	XXX	7	0	5	5					
4. 2000	XXX	XXX	5	2	2	1				
5. 2001	XXX	XXX	XXX	3	2	1				
6. 2002	XXX	XXX	XXX	XXX	0	(0)				
7. 2003	XXX	XXX	XXX	XXX	XXX	0				2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14			7
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7		9
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	33
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	45	15	1	0		0				0
2. 1998	55	172	202	213	216	216	218	219	220	221
3. 1999	XXX	90	187	227	245	251	253	253	253	254
4. 2000	XXX	XXX	150	321	376	399	408	413	412	412
5. 2001	XXX	XXX	XXX	123	203	225	234	237	237	238
6. 2002	XXX	XXX	XXX	XXX	40	54	60	64	65	66
7. 2003	XXX	XXX	XXX	XXX	XXX	80	117	78	79	80
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	99	158	167	170
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114	201	212
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118	199
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	18	11	0	0	0				0	
2. 1998	146	53	14	8	4	4	2	2	1	0
3. 1999	XXX	100	55	24	11	4	1	2	1	0
4. 2000	XXX	XXX	188	84	39	17	8	2	1	1
5. 2001	XXX	XXX	XXX	136	47	21	9	5	3	1
6. 2002	XXX	XXX	XXX	XXX	26	10	4	3	2	1
7. 2003	XXX	XXX	XXX	XXX	XXX	36	11	4	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	51	12	6	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83	18	9
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	78	15
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	14	14	(8)		(0)					
2. 1998	259	384	385	390	392	393	393	394	394	394
3. 1999	XXX	308	463	520	527	528	530	531	531	531
4. 2000	XXX	XXX	544	797	823	832	837	839	839	839
5. 2001	XXX	XXX	XXX	382	446	455	458	459	459	459
6. 2002	XXX	XXX	XXX	XXX	99	105	107	110	111	111
7. 2003	XXX	XXX	XXX	XXX	XXX	124	141	94	94	94
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	161	188	191	191
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	211	243	247
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	218	251
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	238

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	323	48	17	8	2	3	1	1	1	1
2. 1998	425	814	849	858	864	868	870	873	874	874
3. 1999	XXX	448	861	916	930	941	946	948	950	951
4. 2000	XXX	XXX	531	1,079	1,153	1,180	1,197	1,204	1,211	1,215
5. 2001	XXX	XXX	XXX	767	1,191	1,250	1,273	1,286	1,293	1,298
6. 2002	XXX	XXX	XXX	XXX	394	631	668	683	691	695
7. 2003	XXX	XXX	XXX	XXX	XXX	313	579	612	629	638
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	317	577	608	625
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	275	506	536
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	252	465
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	225

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	77	37	19	12	10	7	6	5	4	3
2. 1998	355	81	37	20	14	10	7	4	4	3
3. 1999	XXX	403	95	45	28	17	11	9	7	6
4. 2000	XXX	XXX	547	139	76	46	28	20	14	10
5. 2001	XXX	XXX	XXX	438	117	59	36	23	18	13
6. 2002	XXX	XXX	XXX	XXX	261	70	35	20	12	8
7. 2003	XXX	XXX	XXX	XXX	XXX	282	66	35	20	10
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	270	69	34	17
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	258	57	27
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	244	50
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	228

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	117	10	11		0	1	0			
2. 1998	924	1,137	1,150	1,141	1,143	1,143	1,144	1,144	1,145	1,145
3. 1999	XXX	1,001	1,190	1,200	1,203	1,206	1,207	1,207	1,207	1,207
4. 2000	XXX	XXX	1,287	1,509	1,523	1,526	1,529	1,530	1,531	1,532
5. 2001	XXX	XXX	XXX	1,552	1,707	1,715	1,718	1,720	1,721	1,723
6. 2002	XXX	XXX	XXX	XXX	776	860	865	866	868	868
7. 2003	XXX	XXX	XXX	XXX	XXX	712	800	805	808	810
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	710	802	809	813
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	636	696	701
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	616	673
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	569

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	50	11	12	3	5	5	6	5	3	3
2. 1998	130	180	189	198	199	200	201	203	203	204
3. 1999	XXX	178	269	287	294	299	302	305	305	306
4. 2000	XXX	XXX	209	335	350	357	361	364	365	366
5. 2001	XXX	XXX	XXX	222	297	310	317	323	325	326
6. 2002	XXX	XXX	XXX	XXX	134	175	181	185	188	189
7. 2003	XXX	XXX	XXX	XXX	XXX	97	130	135	138	139
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	86	128	134	139
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82	114	121
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80	112
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	39	29	21	19	16	19	17	10	8	5
2. 1998	63	26	15	7	6	4	7	5	3	3
3. 1999	XXX	81	34	18	12	8	9	7	5	6
4. 2000	XXX	XXX	112	28	15	10	6	3	2	2
5. 2001	XXX	XXX	XXX	77	27	17	11	7	4	3
6. 2002	XXX	XXX	XXX	XXX	47	14	9	5	3	1
7. 2003	XXX	XXX	XXX	XXX	XXX	37	14	9	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	58	25	24	23
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	31	34
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	37
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	54	8	22	1	7	8	4	3	2	
2. 1998	259	311	325	332	339	343	350	356	360	363
3. 1999	XXX	332	439	453	462	468	477	484	490	497
4. 2000	XXX	XXX	417	519	532	536	539	542	542	543
5. 2001	XXX	XXX	XXX	386	447	457	461	466	466	466
6. 2002	XXX	XXX	XXX	XXX	237	264	268	270	271	272
7. 2003	XXX	XXX	XXX	XXX	XXX	179	207	211	213	215
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	189	226	238	249
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	169	209	227
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	174	214
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	152

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	0	1	0	0	0				
2. 1998			0	0	0	0	0	0	0	0
3. 1999	XXX			0	0	0	0	0	0	0
4. 2000	XXX	XXX			0	0	1	1	1	1
5. 2001	XXX	XXX	XXX				0	0	0	0
6. 2002	XXX	XXX	XXX	XXX				0	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX			0	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	3	2	1	0	0	0	0	0	
2. 1998	0	1	1	0	0	0				
3. 1999	XXX	0	1	0	1	0				0
4. 2000	XXX	XXX	0	1	2	1	0	0	0	0
5. 2001	XXX	XXX	XXX	0	1	1	1	0		
6. 2002	XXX	XXX	XXX	XXX	0	0	1	1	0	
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	2	1						0	
2. 1998	0	2	3	3	3	3	3	3	3	3
3. 1999	XXX	1	2	2	2	2	2	3	3	3
4. 2000	XXX	XXX	0	1	2	3	3	3	3	3
5. 2001	XXX	XXX	XXX	0	1	2	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	1	2	2	2	2
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	2	3	3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	2	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	0	0			0			
2. 1998		0	1	2	2	2	2	2	2	2
3. 1999	XXX		0	1	2	2	3	3	3	3
4. 2000	XXX	XXX		1	1	2	3	3	3	3
5. 2001	XXX	XXX	XXX	0	0	2	2	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	0	2	3	3	3
7. 2003	XXX	XXX	XXX	XXX	XXX	0	0	2	3	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	2	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	1	0	0	0	0				
2. 1998	6	4	1	0	0	0				
3. 1999	XXX	9	4	2	1	0	0	0	0	
4. 2000	XXX	XXX	8	4	2	1	0			
5. 2001	XXX	XXX	XXX	8	6	3	0	0		
6. 2002	XXX	XXX	XXX	XXX	9	6	2	1	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	10	5	3	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	9	4	2	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	0								
2. 1998	7	9	9	9	9	9	9	9	9	9
3. 1999	XXX	10	11	11	11	11	11	11	11	11
4. 2000	XXX	XXX	10	11	11	11	11	11	11	11
5. 2001	XXX	XXX	XXX	10	11	11	11	11	11	11
6. 2002	XXX	XXX	XXX	XXX	11	13	14	14	14	14
7. 2003	XXX	XXX	XXX	XXX	XXX	13	15	16	16	16
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12	12	13	13
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	7	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	12	11	4	3	1	1	0			0
2. 1998	2	7	11	13	14	15	15	16	16	16
3. 1999	XXX	9	17	21	26	30	32	33	33	33
4. 2000	XXX	XXX	6	13	17	21	23	24	25	25
5. 2001	XXX	XXX	XXX	7	11	15	17	18	19	19
6. 2002	XXX	XXX	XXX	XXX	3	4	5	5	5	6
7. 2003	XXX	XXX	XXX	XXX	XXX	2	4	5	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	12	14	15
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	4	5
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	60	30	12	6	4	2	1	0	1	0
2. 1998	22	32	12	5	3	2	1	1	0	0
3. 1999	XXX	32	26	14	11	7	4	2	0	0
4. 2000	XXX	XXX	26	15	11	7	3	2	1	1
5. 2001	XXX	XXX	XXX	12	11	7	4	2	1	0
6. 2002	XXX	XXX	XXX	XXX	9	5	2	1	1	0
7. 2003	XXX	XXX	XXX	XXX	XXX	3	2	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	4	4	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	3	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	4
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	27	9	(5)	(1)	0			0		
2. 1998	30	63	58	59	59	59	60	60	60	60
3. 1999	XXX	52	69	77	81	82	82	82	82	82
4. 2000	XXX	XXX	40	60	65	68	68	69	69	69
5. 2001	XXX	XXX	XXX	32	48	51	53	54	54	54
6. 2002	XXX	XXX	XXX	XXX	18	22	24	25	25	25
7. 2003	XXX	XXX	XXX	XXX	XXX	7	14	16	17	17
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	21	40	42	43
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	18	20
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	21
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	10	3	1	1	0	0	0	0	
2. 1998	0	2	5	6	6	7	7	7	8	8
3. 1999	XXX	1	4	6	8	8	9	9	9	9
4. 2000	XXX	XXX	1	5	9	12	13	13	13	14
5. 2001	XXX	XXX	XXX	0	6	12	16	16	16	16
6. 2002	XXX	XXX	XXX	XXX	1	5	9	9	10	10
7. 2003	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5	6
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	9
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	65	20	4	2	1	1	0	0	0	0
2. 1998	25	17	6	4	3	1	1	0	0	0
3. 1999	XXX	28	16	6	3	2				
4. 2000	XXX	XXX	36	18	8	3	1	1	0	0
5. 2001	XXX	XXX	XXX	40	20	9	3	2	1	1
6. 2002	XXX	XXX	XXX	XXX	21	9	3	2	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5	1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	23	(9)	(10)	(0)		0	0			
2. 1998	30	38	38	38	38	38	38	38	38	38
3. 1999	XXX	37	46	46	47	47	47	47	47	47
4. 2000	XXX	XXX	47	51	51	51	52	52	52	52
5. 2001	XXX	XXX	XXX	49	55	56	57	57	57	57
6. 2002	XXX	XXX	XXX	XXX	33	37	38	38	38	38
7. 2003	XXX	XXX	XXX	XXX	XXX	1	4	5	5	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14	17	17	17
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	25	25
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	20
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	0		0	0					
2. 1998					0	0	0	0	0	0
3. 1999	XXX									
4. 2000	XXX	XXX	0	0	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	1	0	0					
2. 1998		0	0	0			0			
3. 1999	XXX		0							
4. 2000	XXX	XXX	0	0		0				
5. 2001	XXX	XXX	XXX			0				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	1	0							
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX		0	0	0	0	0	0	0	0
4. 2000	XXX	XXX	0	1	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX		0	0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	0	0		0					
2. 1998										
3. 1999	XXX								0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	0	0						
2. 1998		0	0	0	0					
3. 1999	XXX	0	0	0	0	0	0	0		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	(0)		(0)						
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX	0	0	0	0	0	0	0	0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(0)	1	(1)								
2. 1998	1,265	1,289	1,270	1,263	1,260	1,259	1,259	1,259	1,259	1,259	
3. 1999	XXX	2,261	2,398	2,346	2,352	2,354	2,354	2,354	2,354	2,354	
4. 2000	XXX	XXX	4,147	4,094	4,068	4,055	4,055	4,055	4,055	4,055	
5. 2001	XXX	XXX	XXX	4,169	4,029	4,004	4,003	4,004	4,004	4,004	
6. 2002	XXX	XXX	XXX	XXX	2,237	2,230	2,228	2,228	2,228	2,228	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,205	1,209	1,220	1,220	1,220	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,775	5,809	5,809	5,809	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,614	5,907	5,907	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,521	5,826	305
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,869	5,869
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,174
13. Earned Prems.(P-Pt 1)	1,265	2,287	4,263	4,057	2,074	1,679	3,820	5,660	5,814	6,174	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior		1	(1)								
2. 1998	748	764	748	744	743	742	742	742	742	742	
3. 1999	XXX	1,415	1,523	1,491	1,494	1,495	1,495	1,495	1,495	1,495	
4. 2000	XXX	XXX	3,200	3,171	3,160	3,155	3,155	3,155	3,155	3,155	
5. 2001	XXX	XXX	XXX	1,369	1,330	1,324	1,324	1,324	1,324	1,324	
6. 2002	XXX	XXX	XXX	XXX	367	365	365	365	365	365	
7. 2003	XXX	XXX	XXX	XXX	XXX	85	85	88	88	88	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,849	2,851	2,851	2,851	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,118	1,146	1,146	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	852	893	41
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	786	786
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	827
13. Earned Prems.(P-Pt 1)	748	1,432	3,290	1,304	313	385	893	1,123	880	827	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	217	73	5	(3)	(3)	(1)			3	4	4
2. 1998	8,450	9,028	9,049	9,048	9,042	9,038	9,039	9,039	9,039	9,039	
3. 1999	XXX	8,740	9,255	9,395	9,354	9,339	9,340	9,339	9,343	9,353	10
4. 2000	XXX	XXX	12,773	14,319	14,372	14,330	14,309	14,303	14,312	14,320	7
5. 2001	XXX	XXX	XXX	12,817	13,766	13,759	13,745	13,742	13,763	13,780	17
6. 2002	XXX	XXX	XXX	XXX	10,176	10,603	10,596	10,596	10,600	10,606	6
7. 2003	XXX	XXX	XXX	XXX	XXX	12,507	13,357	13,344	13,337	13,336	(2)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14,653	15,576	15,555	15,553	(3)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,887	13,880	13,876	(4)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,288	12,385	1,097
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,500	10,500
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,634
13. Earned Prems.(P-Pt 1)	8,667	9,392	12,179	14 007	10,820	12,313	14,341	13,788	12,293	11,634	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	54	43	8	(1)	(0)				0	0	0
2. 1998	3,070	3,353	3,364	3,381	3,373	3,371	3,371	3,371	3,371	3,371	
3. 1999	XXX	3,194	3,363	3,452	3,432	3,423	3,422	3,422	3,422	3,423	1
4. 2000	XXX	XXX	6,131	7,006	7,020	7,005	7,000	6,997	6,997	6,998	1
5. 2001	XXX	XXX	XXX	7,456	7,952	7,951	7,950	7,949	7,949	7,951	2
6. 2002	XXX	XXX	XXX	XXX	3,174	3,290	3,295	3,296	3,296	3,297	1
7. 2003	XXX	XXX	XXX	XXX	XXX	3,866	4,111	4,114	4,113	4,113	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,695	3,799	3,796	3,796	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,742	1,912	1,912	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,318	1,450	133
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,271	1,271
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,408
13. Earned Prems.(P-Pt 1)	3,124	3,519	4,905	7,791	3,072	3,403	2,817	1,846	1,485	1,408	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	39	(1)	(0)		1						
2. 1998	2,698	2,763	2,761	2,763	2,764	2,763	2,763	2,763	2,763	2,763	
3. 1999	XXX	3,409	3,554	3,549	3,550	3,549	3,549	3,549	3,549	3,549	
4. 2000	XXX	XXX	4,159	4,260	4,266	4,266	4,266	4,265	4,265	4,265	0
5. 2001	XXX	XXX	XXX	4,310	4,317	4,320	4,316	4,316	4,316	4,317	0
6. 2002	XXX	XXX	XXX	XXX	3,526	3,567	3,544	3,543	3,543	3,542	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	3,740	3,784	3,788	3,785	3,785	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,469	6,528	6,517	6,518	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,890	8,305	8,300	(5)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,733	9,178	445
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,149	9,149
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,589
13. Earned Prems.(P-Pt 1)	2,738	3,473	4,002	4,276	3,467	3,773	6,485	7,951	9,133	9,589	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	27	0	(0)		1						
2. 1998	1,621	1,642	1,641	1,642	1,643	1,643	1,643	1,643	1,643	1,643	
3. 1999	XXX	1,892	1,971	1,971	1,973	1,972	1,972	1,972	1,972	1,972	
4. 2000	XXX	XXX	2,369	2,390	2,400	2,400	2,400	2,400	2,400	2,400	
5. 2001	XXX	XXX	XXX	1,686	1,684	1,686	1,686	1,686	1,686	1,686	0
6. 2002	XXX	XXX	XXX	XXX	1,182	1,196	1,192	1,192	1,192	1,192	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,161	1,175	1,176	1,176	1,176	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,104	2,124	2,122	2,122	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,448	2,559	2,558	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,711	2,826	115
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,370	2,370
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,484
13. Earned Prems.(P-Pt 1)	1,648	1,913	2,146	1,575	1,121	1,166	2,114	2,468	2,819	2,484	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	64	(0)	(0)	2	0	(0)					
2. 1998	1,104	1,125	1,125	1,126	1,128	1,128	1,128	1,128	1,127	1,127	
3. 1999	XXX	1,464	1,531	1,535	1,541	1,541	1,542	1,542	1,542	1,542	
4. 2000	XXX	XXX	1,558	1,625	1,625	1,623	1,625	1,625	1,625	1,625	
5. 2001	XXX	XXX	XXX	1,390	1,410	1,411	1,415	1,415	1,415	1,415	
6. 2002	XXX	XXX	XXX	XXX	814	800	803	803	803	803	
7. 2003	XXX	XXX	XXX	XXX	XXX	840	850	851	851	851	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,046	1,067	1,058	1,058	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,189	1,287	1,280	(7)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,212	1,338	126
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,894	1,894
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,012
13. Earned Prems.(P-Pt 1)	1,167	1,485	1,624	1,461	836	807	1,017	1,211	1,301	2,012	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	11	0		2							
2. 1998	121	132	130	131	131	131	131	131	131	131	
3. 1999	XXX	532	572	573	574	574	574	574	574	574	
4. 2000	XXX	XXX	731	750	750	749	750	750	750	750	
5. 2001	XXX	XXX	XXX	602	608	607	610	611	611	611	
6. 2002	XXX	XXX	XXX	XXX	527	521	523	522	522	522	
7. 2003	XXX	XXX	XXX	XXX	XXX	413	418	420	420	420	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	703	753	748	748	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	681	722	719	(3)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	587	638	51
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	767	767
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	815
13. Earned Prems.(P-Pt 1)	132	542	769	537	473	432	511	733	622	815	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(1)	0	0	(0)							
2. 1998	1,269	1,228	1,227	1,227	1,227	1,227	1,227	1,227	1,227	1,227	
3. 1999	XXX	1,485	1,456	1,456	1,456	1,456	1,456	1,456	1,456	1,456	
4. 2000	XXX	XXX	1,585	1,600	1,606	1,598	1,598	1,598	1,598	1,598	
5. 2001	XXX	XXX	XXX	1,659	1,673	1,669	1,669	1,669	1,669	1,669	
6. 2002	XXX	XXX	XXX	XXX	777	759	759	760	760	760	
7. 2003	XXX	XXX	XXX	XXX	XXX	99	101	101	101	101	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	288	290	290	290	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	390	408	408	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	404	425	21
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	448	448
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	469
13. Earned Prems.(P-Pt 1)	1,267	1,445	1,555	1,674	796	70	290	391	422	469	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	3		(0)	(0)							
2. 1998	190	174	171	170	171	171	171	171	171	171	
3. 1999	XXX	244	215	214	215	215	215	215	215	215	
4. 2000	XXX	XXX	388	386	392	384	384	384	384	384	
5. 2001	XXX	XXX	XXX	779	801	797	797	797	797	797	
6. 2002	XXX	XXX	XXX	XXX	448	431	431	431	431	431	
7. 2003	XXX	XXX	XXX	XXX	XXX	33	33	33	33	33	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	155	155	155	155	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	61	65	65	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54	59	5
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	104	104
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109
13. Earned Prems.(P-Pt 1)	193	228	361	499	282	4	155	62	57	109	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(661)	(661)	(661)	(661)	(661)	(661)	(661)	(661)	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	291	291	291	291	291	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	419	419	419	419	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					0						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(332)	(266)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	4	(1)		1							
2. 1998	87	84	82	83	83	83	83	83	83	83	
3. 1999	XXX	76	57	56	55	56	56	56	56	56	
4. 2000	XXX	XXX	67	59	53	58	58	58	58	58	
5. 2001	XXX	XXX	XXX	50	47	45	45	45	45	45	
6. 2002	XXX	XXX	XXX	XXX	27	24	24	24	24	24	
7. 2003	XXX	XXX	XXX	XXX	XXX	34	35	35	35	35	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	27	27	27	27	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	47	49	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	94	99	5
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	121	121
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	128
13. Earned Prems.(P-Pt 1)	91	71	46	42	24	29	27	45	97	128	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	5	(1)		1							
2. 1998	42	40	39	40	40	40	40	40	40	40	
3. 1999	XXX	30	24	24	24	24	24	24	24	24	
4. 2000	XXX	XXX	17	16	16	16	16	16	16	16	
5. 2001	XXX	XXX	XXX	18	17	17	17	18	18	18	
6. 2002	XXX	XXX	XXX	XXX	9	8	8	9	9	9	
7. 2003	XXX	XXX	XXX	XXX	XXX	6	7	7	7	7	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5	5	5	5	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	10	10	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	25	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	25
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26
13. Earned Prems.(P-Pt 1)	47	26	11	18	8	6	5	11	24	26	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(3)	(1)	0								
2. 1998	50	38	38	38	38	38	38	38	38	38	
3. 1999	XXX	56	51	51	51	51	51	51	51	51	
4. 2000	XXX	XXX	34	32	32	32	(80)	(80)	(80)	(80)	
5. 2001	XXX	XXX	XXX	21	12	12	(138)	(138)	(138)	(138)	
6. 2002	XXX	XXX	XXX	XXX	7	7	2	2	2	2	
7. 2003	XXX	XXX	XXX	XXX	XXX	51	46	46	46	46	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	323	323	323	323	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33	33	33	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	53	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52	52
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52
13. Earned Prems.(P-Pt 1)	48	43	29	20	(4)	51	52	33	53	52	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(1)	(1)	0								
2. 1998	38	29	29	29	29	29	29	29	29	29	
3. 1999	XXX	22	20	20	20	20	20	20	20	20	
4. 2000	XXX	XXX	17	16	15	15	7	7	7	7	
5. 2001	XXX	XXX	XXX	14	8	8	0	0	0	0	
6. 2002	XXX	XXX	XXX	XXX	3	3	3	3	3	3	
7. 2003	XXX	XXX	XXX	XXX	XXX	9	9	9	9	9	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	17	17	17	17	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	20	20	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	16	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	19
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19
13. Earned Prems.(P-Pt 1)	37	13	15	13	(4)	9	(0)	20	16	19	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	45,301		
1.12 Totals	45,301	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

   If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

   Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

   Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity
   5.2 Surety $ 8

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.

2) The retention per claim for workers' compensation was $500,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002. The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.

3) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Ameritrust Insurance Corporation. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

4) Effective 1/1/2005, Ameritrust Insurance Corporation began an intercompany pooling arrangement with Star Insurance Company (NAIC #18023), Savers Property and Casualty Insurance Company (NAIC #16551) and Williamsburg National Insurance Company (NAIC #25780). The respective percentages as of January 1, 2006 are: 10.0%, 56.6%, 22.0% and 11.4%. All lines of business are included in this arrangement except accident and health.

5) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

6) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities for PICL. Star assumed liabilities of $1.1 million from PICL, which are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MEADOWBROOK INSURANCE GROUP, INC.	**0000949156**
(Exact Name of Registrant as Specified in Charter)	**(Registrant CIK Number)**

December 31, 2007 Form 10-K	**1-14094**
(Electronic Report, schedule, or registration statement of which the documents are a part)	**(SEC file number)**

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Southfield, State of Michigan.

Dated: March 24, 2008

MEADOWBROOK INSURANCE GROUP, INC.
(Registrant)

By: Karen M Spaun

Karen M. Spaun, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document Description
28.1	Star Insurance Company's 2007 Schedule P.
28.2	Savers Property & Casualty Insurance Company's 2007 Schedule P.
28.3	Williamsburg National Insurance Company's 2007 Schedule P.
28.4	Ameritrust Insurance Corporation's 2007 Schedule P.

Exhibit 28.1 Star Insurance Company's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	669	123	163	398	38		34	349	XXX
2. 1998	104,473	47,884	56,589	64,239	35,363	15,864	9,063	4,650	346	312	39,982	XXX
3. 1999	121,804	57,050	64,754	89,023	50,539	18,625	8,915	6,373	588	571	53,980	XXX
4. 2000	155,124	79,942	75,181	115,183	70,230	21,425	11,155	8,253	1,264	1,073	62,212	XXX
5. 2001	166,511	79,062	87,449	101,153	53,339	18,054	7,402	7,273	1,637	1,875	64,101	XXX
6. 2002	118,422	38,430	79,992	65,706	27,614	11,963	4,291	4,812	336	2,940	50,241	XXX
7. 2003	120,165	35,373	84,792	53,338	14,708	9,636	1,515	5,110	306	618	51,555	XXX
8. 2004	163,494	42,097	121,397	62,123	19,693	10,332	1,208	6,174	158	474	57,570	XXX
9. 2005	184,246	42,769	141,477	56,363	13,258	7,129	601	6,279	65	457	55,847	XXX
10. 2006	185,244	40,960	144,284	40,873	9,042	4,756	224	6,305	6	334	42,663	XXX
11. 2007	190,798	38,999	151,800	20,846	3,669	2,687	41	4,717	1	217	24,539	XXX
12. Totals	XXX	XXX	XXX	669,517	297,577	120,633	44,812	59,986	4,707	8,905	503,039	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	3,234	1,982	1,728	863	247	97	433	232	120	12	109	2,577	XXX
2. 1998	3,479	2,558	1,835	1,461	245	182	509	422	153	36	41	1,562	XXX
3. 1999	4,025	3,210	2,832	2,509	362	508	801	690	270	55	57	1,318	XXX
4. 2000	7,013	5,899	3,653	3,217	348	263	742	612	394	5	70	2,154	XXX
5. 2001	7,825	6,390	4,172	3,541	567	383	924	694	415	3	90	2,892	XXX
6. 2002	3,766	2,220	5,180	3,596	369	165	1,328	950	279	(6)	53	3,996	XXX
7. 2003	5,676	1,488	6,514	3,061	508	87	1,498	640	395	1	94	9,316	XXX
8. 2004	12,385	5,432	12,241	5,651	932	190	3,386	1,559	552	0	234	16,663	XXX
9. 2005	19,344	5,619	19,293	6,449	1,560	213	5,132	1,838	922	0	357	32,131	XXX
10. 2006	21,344	4,782	31,612	9,339	1,578	191	8,791	2,726	1,633		479	47,921	XXX
11. 2007	21,339	2,945	52,754	13,446	1,782	145	14,140	3,924	2,756		725	72,310	XXX
12. Totals	109,429	42,524	141,813	53,132	8,500	2,424	37,683	14,288	7,890	106	2,309	192,840	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2,118	459
2. 1998	90,974	49,431	41,543	87.1	103.2	73.4			56.60	1,295	266
3. 1999	122,311	67,013	55,298	100.4	117.5	85.4			56.60	1,138	180
4. 2000	157,011	92,644	64,367	101.2	115.9	85.6			56.60	1,550	604
5. 2001	140,383	73,389	66,994	84.3	92.8	76.6			56.60	2,066	826
6. 2002	93,404	39,166	54,237	78.9	101.9	67.8			56.60	3,130	867
7. 2003	82,675	21,804	60,871	68.8	61.6	71.8			56.60	7,642	1,674
8. 2004	108,125	33,893	74,233	66.1	80.5	61.1			56.60	13,543	3,120
9. 2005	116,021	28,043	87,978	63.0	65.6	62.2			56.60	26,569	5,562
10. 2006	116,893	26,309	90,584	63.1	64.2	62.8			56.60	38,835	9,085
11. 2007	121,020	24,171	96,849	63.4	62.0	63.8			56.60	57,702	14,609
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	155,587	37,254

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	DEVELOPMENT 11 One Year	12 Two Year
1. Prior	22,828	33,136	32,671	32,636	33,058	34,374	35,119	35,347	35,798	35,742	(55)	395
2. 1998	30,263	34,010	38,845	35,357	36,040	36,037	36,570	37,030	37,343	37,122	(221)	93
3. 1999	XXX	38,954	44,053	45,412	48,687	49,805	49,168	49,141	49,233	49,297	65	156
4. 2000	XXX	XXX	52,116	58,476	55,337	54,538	54,154	56,383	57,244	56,988	(256)	606
5. 2001	XXX	XXX	XXX	57,722	60,254	61,790	62,811	61,653	61,123	60,946	(177)	(707)
6. 2002	XXX	XXX	XXX	XXX	49,796	48,682	49,087	49,851	49,476	49,476	(1)	(375)
7. 2003	XXX	XXX	XXX	XXX	XXX	52,740	53,445	55,696	56,252	55,672	(579)	(24)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	72,740	70,015	66,509	67,665	1,156	(2,350)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82,455	83,114	80,842	(2,272)	(1,613)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	84,017	82,651	(1,366)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89,377	XXX	XXX
										12. Totals	(3,706)	(3,819)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	10,122	21,258	25,240	26,871	29,270	30,455	31,981	32,963	33,273	XXX	XXX
2. 1998	7,880	17,608	25,268	29,241	32,008	33,655	34,333	35,270	35,682	35,678	XXX	XXX
3. 1999	XXX	9,168	22,300	32,190	40,558	45,011	46,478	47,641	47,971	48,194	XXX	XXX
4. 2000	XXX	XXX	13,011	30,017	39,411	46,673	50,301	52,378	54,308	55,223	XXX	XXX
5. 2001	XXX	XXX	XXX	14,744	33,121	45,504	52,199	55,889	57,875	58,466	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	13,352	26,751	36,070	41,764	44,461	45,764	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	13,507	27,717	37,119	43,201	46,751	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,345	32,842	43,275	51,554	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,364	37,977	49,633	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,550	36,363	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,823	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	7,673	6,830	4,231	2,477	1,805	1,873	1,665	1,315	1,256	1,067
2. 1998	14,317	7,639	8,060	1,981	1,476	762	678	503	432	461
3. 1999	XXX	19,376	10,702	4,794	2,435	1,971	1,182	546	399	434
4. 2000	XXX	XXX	25,786	12,737	4,848	1,206	333	1,135	967	567
5. 2001	XXX	XXX	XXX	25,961	11,264	5,542	4,606	1,625	1,076	861
6. 2002	XXX	XXX	XXX	XXX	23,590	9,670	5,234	3,337	2,150	1,962
7. 2003	XXX	XXX	XXX	XXX	XXX	25,059	13,023	8,454	6,151	4,311
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	38,823	20,690	11,600	8,416
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42,123	24,620	16,137
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44,090	26,339
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49,523

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	7,158	4,234	2,924	9,418	7,675	1,327	1,860	491	108	5	2,193	2,230
3. 1999	12,943	8,106	4,837	13,346	9,685	2,275	1,660	775	256	10	4,796	3,004
4. 2000	24,128	18,624	5,504	26,123	19,763	4,142	3,342	1,208	438	30	7,931	4,749
5. 2001	22,963	7,379	15,584	20,510	8,587	3,386	1,357	871	270	657	14,252	2,599
6. 2002	11,737	1,805	9,932	7,929	1,949	311	265	543	323	110	6,746	627
7. 2003	9,503	2,179	7,324	3,981	766	1,392	299	528	14	2	4,522	534
8. 2004	21,623	5,053	16,571	10,161	2,918	1,507	266	666	6	6	9,243	1,082
9. 2005	32,037	6,355	25,682	11,467	2,296	1,376	174	753		6	10,826	1,395
10. 2006	32,910	4,982	27,927	5,497	294	341	11	894	1	15	6,425	1,421
11. 2007	34,942	4,679	30,263	2,979	1	107		735	1	6	3,819	1,349
12. Totals	XXX	XXX	XXX	111,411	53,934	16,464	9,234	7,463	1,416	847	70,754	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998	14	14	(0)	(0)	2	2	(0)	(0)	1	1		0	2
3. 1999	6	6	0	0	3	3	0	0	0	0		1	2
4. 2000	137	111	0	0	27	18	0	0	5	2	1	38	4
5. 2001	618	374	275	233	46	21	55	47	4		7	322	6
6. 2002	83	1	203	50	7		41	10	6		2	279	7
7. 2003	631	355	145	116	63	8	29	23	28		6	395	5
8. 2004	574	104	786	578	73	1	157	115	7		11	797	10
9. 2005	4,845	1,761	2,338	1,240	359	69	466	247	61		58	4,752	52
10. 2006	6,474	1,704	6,130	2,199	236	41	1,223	439	349		101	10,029	82
11. 2007	6,651	1,390	11,181	2,409	292	45	2,230	481	593		143	16,623	467
12. Totals	20,033	5,819	21,059	6,826	1,109	208	4,201	1,361	1,054	3	329	33,237	636

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	11,852	9,659	2,193	165.6	228.1	75.0			56.60	0	0
3. 1999	16,406	11,610	4,796	126.8	143.2	99.2			56.60	1	0
4. 2000	31,643	23,674	7,969	131.1	127.1	144.8			56.60	26	12
5. 2001	25,463	10,889	14,574	110.9	147.6	93.5			56.60	285	37
6. 2002	9,623	2,598	7,025	82.0	143.9	70.7			56.60	235	44
7. 2003	6,497	1,580	4,917	68.4	72.5	67.1			56.60	305	89
8. 2004	14,031	3,990	10,041	64.9	79.0	60.6			56.60	678	120
9. 2005	21,365	5,786	15,579	66.7	91.1	60.7			56.60	4,182	570
10. 2006	21,144	4,689	16,455	64.2	94.1	58.9			56.60	8,702	1,328
11. 2007	24,769	4,326	20,443	70.9	92.5	67.5			56.60	14,033	2,590
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	28,447	4,790

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	551	402	22	38	5			138	XXX
2. 1998	49,054	17,684	31,370	26,681	9,545	3,679	1,094	2,642	121	60	22,242	6,480
3. 1999	53,156	19,917	33,239	35,642	15,262	4,988	2,201	3,238	206	106	26,200	6,834
4. 2000	68,930	27,761	41,170	54,498	32,087	6,788	3,433	4,543	544	301	29,765	8,670
5. 2001	79,278	44,099	35,179	43,065	27,290	5,212	2,914	3,901	1,058	499	20,917	9,752
6. 2002	61,240	17,386	43,854	30,722	9,964	4,320	776	2,520	(233)	312	27,055	4,913
7. 2003	69,692	19,259	50,433	32,468	8,018	4,988	553	2,866	2	285	31,749	4,583
8. 2004	81,172	15,944	65,229	27,557	3,827	4,984	302	3,333		140	31,745	4,599
9. 2005	78,040	10,446	67,594	23,381	2,130	3,738	115	2,818		71	27,691	3,967
10. 2006	69,579	8,403	61,176	16,546	1,450	3,084	83	3,039		36	21,138	3,811
11. 2007	65,846	7,969	57,877	7,100	789	2,182	25	2,209		1	10,677	3,219
12. Totals	XXX	XXX	XXX	298,213	110,763	43,984	11,533	31,114	1,699	1,810	249,316	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	3,102	1,907	1,236	546	80	50	221	98	91		27	2,131	18
2. 1998	3,054	2,253	1,115	802	113	65	199	143	106		27	1,324	17
3. 1999	3,350	2,698	1,671	1,510	172	164	299	270	193		32	1,043	32
4. 2000	6,561	5,741	3,303	3,071	243	235	588	549	362		64	1,461	58
5. 2001	6,289	5,572	3,144	2,939	268	267	562	526	354		61	1,313	73
6. 2002	3,292	2,081	3,016	1,888	188	101	539	338	221		41	2,848	43
7. 2003	3,929	800	5,047	2,336	224	44	903	418	269		58	6,773	57
8. 2004	6,114	3,231	6,595	2,873	354	120	1,179	514	288		82	7,794	95
9. 2005	8,514	2,312	9,305	2,241	588	93	1,664	401	485		115	15,511	151
10. 2006	8,729	764	13,133	2,782	788	72	2,349	498	710		142	21,593	285
11. 2007	11,769	1,374	19,965	3,231	998	85	3,570	578	1,251		205	32,286	1,291
12. Totals	64,704	28,732	67,531	24,218	4,015	1,296	12,074	4,331	4,330	0	855	94,077	2,119

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1,886	245
2. 1998	37,589	14,023	23,566	76.6	79.3	75.1			56.60	1,115	210
3. 1999	49,553	22,310	27,243	93.2	112.0	82.0			56.60	813	230
4. 2000	76,885	45,659	31,226	111.5	164.5	75.8			56.60	1,052	409
5. 2001	62,796	40,566	22,230	79.2	92.0	63.2			56.60	923	391
6. 2002	44,819	14,916	29,903	73.2	85.8	68.2			56.60	2,338	509
7. 2003	50,692	12,170	38,522	72.7	63.2	76.4			56.60	5,840	933
8. 2004	50,404	10,866	39,538	62.1	68.2	60.6			56.60	6,605	1,188
9. 2005	50,494	7,292	43,202	64.7	69.8	63.9			56.60	13,267	2,243
10. 2006	48,379	5,648	42,731	69.5	67.2	69.8			56.60	18,316	3,277
11. 2007	49,045	6,082	42,963	74.5	76.3	74.2			56.60	27,129	5,157
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	79,285	14,792

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	47	(197)	145	225	32		1	196	XXX
2. 1998	15,495	9,328	6,167	11,834	7,728	3,963	3,042	737	104	78	5,661	2,052
3. 1999	19,657	10,830	8,827	20,206	13,333	4,860	2,992	1,147	119	276	9,769	2,815
4. 2000	22,654	12,146	10,507	16,428	9,231	3,691	2,093	1,208	211	491	9,792	3,073
5. 2001	24,200	8,916	15,284	19,442	8,269	3,471	650	1,187	119	289	15,061	2,639
6. 2002	19,624	6,345	13,279	12,153	5,256	1,989	432	943	80	175	9,316	1,540
7. 2003	21,355	6,597	14,758	8,483	1,173	1,765	188	866	68	209	9,684	1,216
8. 2004	36,707	11,965	24,742	15,658	7,469	2,190	370	1,305	16	133	11,297	1,410
9. 2005	45,003	13,970	31,033	13,239	4,889	1,353	203	1,442	(1)	89	10,944	1,286
10. 2006	51,694	15,958	35,736	11,810	4,273	902	101	1,335	(1)	84	9,674	1,212
11. 2007	54,275	14,062	40,214	4,572	490	241	11	918		54	5,230	859
12. Totals	XXX	XXX	XXX	133,869	61,914	24,569	10,305	11,120	716	1,879	96,624	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	80	56	336	218	112	27	145	94	21	12	6	285	27
2. 1998	119	115	620	606	119	116	268	262	35	35	11	28	17
3. 1999	225	211	1,090	968	176	162	471	418	60	53	19	211	36
4. 2000	112	6	140	55	57	10	60	24	11	2	4	285	8
5. 2001	786	360	481	195	198	68	189	69	43		19	1,005	15
6. 2002	177	18	312	114	58	5	128	46	21		7	511	8
7. 2003	859	246	809	209	170	21	340	85	61		25	1,678	32
8. 2004	4,392	1,641	3,740	1,603	409	35	1,563	682	184		121	6,327	129
9. 2005	5,028	1,000	5,680	1,818	455	44	2,100	677	282		158	10,007	190
10. 2006	4,212	1,169	8,372	2,790	340	51	3,431	1,132	356		186	11,570	211
11. 2007	1,610	52	13,569	4,183	281	1	5,038	1,456	526		225	15,334	286
12. Totals	17,600	4,873	35,150	12,760	2,375	539	13,734	4,944	1,601	102	782	47,242	958

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	142	143
2. 1998	17,696	12,006	5,689	114.2	128.7	92.3			56.60	18	10
3. 1999	28,236	18,256	9,980	143.6	168.6	113.1			56.60	136	74
4. 2000	21,707	11,629	10,078	95.8	95.7	95.9			56.60	192	93
5. 2001	25,796	9,731	16,065	106.6	109.1	105.1			56.60	712	293
6. 2002	15,779	5,952	9,827	80.4	93.8	74.0			56.60	356	155
7. 2003	13,353	1,990	11,362	62.5	30.2	77.0			56.60	1,213	466
8. 2004	29,440	11,816	17,625	80.2	98.7	71.2			56.60	4,887	1,440
9. 2005	29,580	8,630	20,951	65.7	61.8	67.5			56.60	7,890	2,117
10. 2006	30,758	9,514	21,244	59.5	59.6	59.4			56.60	8,626	2,944
11. 2007	26,756	6,193	20,564	49.3	44.0	51.1			56.60	10,945	4,389
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	35,118	12,124

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX			7		1			8	XXX
2. 1998	367	186	181	24	11	58	48	6			29	19
3. 1999	478	230	248	230	33	55	9	20			263	15
4. 2000	580	194	387	336	224	174	82	19			223	18
5. 2001	670	171	498	51	74	73	34	12			29	15
6. 2002	648	89	559	164	23	162	33	20			291	11
7. 2003	859	72	786	230	215	48	7	18			74	16
8. 2004	971	70	901	68	8	81	25	16			131	10
9. 2005	1,122	63	1,058	93	47	19	7	13			71	4
10. 2006	1,072	5	1,067					2			2	2
11. 2007	853		853								0	
12. Totals	XXX	XXX	XXX	1,197	636	679	246	127	0	0	1,121	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior			22				13		1			36	
2. 1998			1				1		0			2	
3. 1999	6		4		6		2		1			18	1
4. 2000	113		24		2		14		5			158	1
5. 2001			23				13		1			37	
6. 2002			38				22		2			63	
7. 2003			59	4	3	1	34	3	4			91	1
8. 2004	30	12	152	15	15	7	86	14	12			247	1
9. 2005	174		229	32	32		130	18	23			538	3
10. 2006			328		3		187		27			546	1
11. 2007			307				175		30			511	
12. Totals	323	12	1,188	52	61	8	677	35	107	0	0	2,247	7

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	22	14
2. 1998	91	59	31	24.7	31.9	17.3			56.60	1	1
3. 1999	324	42	282	67.8	18.4	113.6			56.60	10	9
4. 2000	687	306	381	118.3	157.9	98.5			56.60	137	21
5. 2001	174	108	66	25.9	62.7	13.3			56.60	23	14
6. 2002	410	56	354	63.2	63.0	63.3			56.60	38	24
7. 2003	395	231	164	46.0	319.1	20.9			56.60	55	36
8. 2004	460	81	378	47.3	116.0	42.0			56.60	154	92
9. 2005	714	105	609	63.7	166.1	57.6			56.60	370	167
10. 2006	547	0	547	51.1	0.0	51.3			56.60	328	217
11. 2007	511	0	511	60.0	0.0	60.0			56.60	307	205
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,447	801

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	1,477	762	715	797	409	370	145	53			667	48
3. 1999	1,701	820	881	1,007	408	535	282	75			1,027	62
4. 2000	2,050	646	1,404	1,669	905	726	192	92			1,390	59
5. 2001	2,802	613	2,189	1,969	946	394	272	120			1,864	63
6. 2002	3,507	694	2,813	1,229	143	1,107	105	131			2,219	79
7. 2003	4,334	827	3,508	2,501	908	1,335	196	209			2,940	89
8. 2004	4,989	986	4,003	667	37	771	86	179			1,494	72
9. 2005	5,733	623	5,110	661	41	440	65	182			1,177	41
10. 2006	5,366	491	4,875	272	42	167	20	183			559	38
11. 2007	5,136	595	4,542	6	(6)	11		76			98	20
12. Totals	XXX	XXX	XXX	10,778	3,833	6,557	1,365	1,301	0	0	13,437	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			1	0			1	0	0			2	1
7. 2003	85		34	18	16		19	10	5			130	2
8. 2004			18	4	0		10	2	1			23	1
9. 2005	79	14	328	118	44	3	187	72	22			454	3
10. 2006	498	64	971	112	112	13	553	84	80			1,941	8
11. 2007	231		1,582	241	95		902	138	105			2,535	15
12. Totals	893	78	2,933	495	267	16	1,672	306	214	0	0	5,085	31

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	1,221	554	667	82.7	72.7	93.3			56.60	0	0
3. 1999	1,717	690	1,027	101.0	84.1	116.6			56.60	0	0
4. 2000	2,487	1,097	1,390	121.3	169.9	99.0			56.60	0	0
5. 2001	3,082	1,218	1,864	110.0	198.7	85.2			56.60	0	0
6. 2002	2,470	249	2,221	70.4	35.9	78.9			56.60	1	1
7. 2003	4,204	1,133	3,071	97.0	137.1	87.5			56.60	100	30
8. 2004	1,647	130	1,517	33.0	13.1	37.9			56.60	14	9
9. 2005	1,945	314	1,631	33.9	50.4	31.9			56.60	275	178
10. 2006	2,835	335	2,500	52.8	68.4	51.3			56.60	1,293	649
11. 2007	3,006	373	2,633	58.5	62.7	58.0			56.60	1,571	964
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3,254	1,831

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	40	(1)	(7)		1			35	XXX
2. 1998	6,607	744	5,863	2,464	625	1,393	262	252			3,223	340
3. 1999	8,407	3,070	5,337	5,258	2,384	2,715	397	471		22	5,663	464
4. 2000	9,194	4,354	4,840	3,881	875	2,233	378	340			5,202	390
5. 2001	8,268	3,038	5,230	3,837	2,423	1,427	418	344		207	2,767	306
6. 2002	4,732	2,674	2,058	404	84	255	65	160			670	143
7. 2003	4,569	2,446	2,123	628	302	119	62	139	(39)		561	97
8. 2004	5,756	2,894	2,862	3,311	2,960	216	34	213	39	2	706	245
9. 2005	6,852	4,150	2,702	1,022	773	98	13	255		1	589	114
10. 2006	7,361	3,522	3,839	216	61	45	8	188			380	121
11. 2007	11,390	4,615	6,775	63	13	12	4	139			197	160
12. Totals	XXX	XXX	XXX	21,123	10,498	8,506	1,640	2,502	0	232	19,993	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	28		78	56	26		34	24	4		1	90	2
2. 1998	255	154	71	28	7		30	8	10		3	182	1
3. 1999	410	269	63	27	4	178	27	1	15		5	45	1
4. 2000	20	3	145	69	16	1	63	30	7		2	146	3
5. 2001	17		173	127	43	18	75	35	7		2	134	2
6. 2002	23	5	195	157	12	3	84	55	5		2	100	2
7. 2003	61	5	365	338	19	4	158	89	24		5	190	2
8. 2004	1,024	209	785	504	54	14	339	218	49		20	1,305	14
9. 2005	654	509	1,127	936	35	4	487	404	35		20	485	18
10. 2006	1,360	1,070	1,818	1,209	47	6	785	522	79		36	1,283	20
11. 2007	303	108	3,979	2,515	35	12	1,719	1,086	154		48	2,469	53
12. Totals	4,155	2,331	8,800	5,966	297	240	3,800	2,473	387	0	144	6,430	118

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	51	39
2. 1998	4,482	1,077	3,405	67.8	144.7	58.1			56.60	143	39
3. 1999	8,964	3,255	5,709	106.6	106.0	107.0			56.60	178	(133)
4. 2000	6,704	1,356	5,348	72.9	31.1	110.5			56.60	93	53
5. 2001	5,922	3,021	2,901	71.6	99.4	55.5			56.60	63	71
6. 2002	1,138	368	770	24.0	13.8	37.4			56.60	56	44
7. 2003	1,512	761	751	33.1	31.1	35.4			56.60	83	107
8. 2004	5,989	3,978	2,011	104.1	137.5	70.3			56.60	1,095	210
9. 2005	3,714	2,639	1,074	54.2	63.6	39.8			56.60	336	149
10. 2006	4,538	2,875	1,662	61.6	81.6	43.3			56.60	899	383
11. 2007	6,404	3,738	2,666	56.2	81.0	39.3			56.60	1,660	809
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	4,658	1,772

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		(122)	3	122				3	XXX
2. 1998	7,173	1,094	6,079	3,330	1,037	2,003	416	249	13		4,115	214
3. 1999	8,178	1,292	6,887	2,229	595	1,328	362	246	3		3,341	264
4. 2000	8,800	2,040	6,759	3,035	1,423	2,291	624	423	71	6	3,630	293
5. 2001	9,477	2,826	6,651	4,201	1,777	2,346	1,061	546	187		4,568	323
6. 2002	4,506	1,597	2,909	1,653	959	1,120	625	370	165	57	1,393	213
7. 2003	396	24	372	16	16	47	22	317	261		80	31
8. 2004	1,641	878	763	80		275		232	97		490	94
9. 2005	2,215	348	1,867	165		189		261	66		550	142
10. 2006	2,390	324	2,066	246		92		112	6		444	113
11. 2007	2,653	615	2,038	114	14	19		102			221	123
12. Totals	XXX	XXX	XXX	15,069	5,700	10,712	3,233	2,857	870	62	18,835	XXX

	Losses Unpaid, Case Basis: 13 Direct and Assumed	Losses Unpaid, Case Basis: 14 Ceded	Losses Unpaid, Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid, Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid, Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid, Case Basis: 18 Ceded	Defense and Cost Containment Unpaid, Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid, Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	14	10			29	19			1			16	1
2. 1998	14		5	2	5		2	1	1			24	1
3. 1999												0	
4. 2000	28		34	15	4		15	6	3			62	1
5. 2001	40	8	44	16	13	9	19	7	4	1	1	78	3
6. 2002	75		59	31	48		26	13	7		1	171	3
7. 2003												0	
8. 2004	(7)		67	13	9		29	6	3			83	1
9. 2005	2		141	29	2		61	13	7		1	171	3
10. 2006	4		259	30	23		112	13	14		1	369	7
11. 2007	76	15	423	143	48		183	62	26		3	536	29
12. Totals	246	33	1,032	279	180	28	446	120	67	1	6	1,509	49

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	5	11
2. 1998	5,608	1,469	4,139	78.2	134.3	68.1			56.60	17	7
3. 1999	4,302	961	3,341	52.6	74.4	48.5			56.60	0	0
4. 2000	5,833	2,140	3,693	66.3	104.9	54.6			56.60	47	15
5. 2001	7,713	3,067	4,646	81.4	108.5	69.9			56.60	59	19
6. 2002	3,358	1,794	1,564	74.5	112.3	53.8			56.60	104	67
7. 2003	380	299	80	95.9	1,259.5	21.6			56.60	0	0
8. 2004	689	116	573	42.0	13.2	75.1			56.60	47	36
9. 2005	828	107	721	37.4	30.8	38.6			56.60	114	57
10. 2006	861	49	812	36.0	15.0	39.3			56.60	233	136
11. 2007	989	233	756	37.3	37.9	37.1			56.60	341	194
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	966	543

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	169	144	71	57			2	39	XXX
2. 2006	7,818	6,578	1,240	3,307	2,907	15		86		5	500	XXX
3. 2007	7,436	5,967	1,468	2,835	2,368	12	1	104			584	XXX
4. Totals	XXX	XXX	XXX	6,311	5,419	98	57	190	0	7	1,123	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	333	273	105	92	29	23	11	10	11		1	90	20
2. 2006	42	12	187	166	9	8	20	18	6		1	60	3
3. 2007	35		701	577	6		76	63	20		2	197	10
4. Totals	409	285	993	836	44	31	108	91	37	0	3	348	34

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	72	18
2. 2006	3,672	3,111	561	47.0	47.3	45.2			56.60	51	10
3. 2007	3,789	3,008	781	51.0	50.4	53.2			56.60	158	39
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	281	67

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(37)		67		42		48	72	XXX
2. 2006	6,163	428	5,735	2,914		91		445		191	3,450	541
3. 2007	7,200	192	7,008	3,175		101		427		156	3,703	692
4. Totals	XXX	XXX	XXX	6,052	0	260	0	914	0	395	7,226	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	7		61		42		8		3		5	122	38
2. 2006	17		159		4		21		5		13	207	38
3. 2007	650		680	0	24		91	0	34		98	1,479	160
4. Totals	674	0	900	0	71	0	120	0	42	0	116	1,807	235

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	69	53
2. 2006	3,657	0	3,657	59.3	0.0	63.8			56.60	176	30
3. 2007	5,182	0	5,182	72.0	0.1	73.9			56.60	1,329	150
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,574	233

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	68	79	137	156			57	(29)	XXX
2. 2006	44	41	3								0	XXX
3. 2007	51	48	3								0	XXX
4. Totals	XXX	XXX	XXX	68	79	137	156	0	0	57	(29)	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	340	340	1,511	1,499	57	57	545	540	27	(0)	74	44	
2. 2006			8	7			3	3	0			1	
3. 2007			22	21			8	7	1			3	
4. Totals	340	340	1,541	1,526	57	57	555	550	28	(0)	74	48	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	12	32
2. 2006	11	10	1	24.9	23.6	40.5			56.60	1	1
3. 2007	31	28	3	61.4	59.5	87.0			56.60	2	1
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	15	33

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 10 - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(1,880)	1,880								0	XXX
8. 2004		(1,507)	1,507								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			56.60	0	0
3. 1999	0	0	0	0.0	0.0	0.0			56.60	0	0
4. 2000	0	0	0	0.0	0.0	0.0			56.60	0	0
5. 2001	0	0	0	0.0	0.0	0.0			56.60	0	0
6. 2002	0	0	0	0.0	0.0	0.0			56.60	0	0
7. 2003	0	0	0	0.0	0.0	0.0			56.60	0	0
8. 2004	0	0	0	0.0	0.0	0.0			56.60	0	0
9. 2005	0	0	0	0.0	0.0	0.0			56.60	0	0
10. 2006	0	0	0	0.0	0.0	0.0			56.60	0	0
11. 2007	0	0	0	0.0	0.0	0.0			56.60	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments - Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	514	267	248	7	4	12	6	5			14	1
3. 1999	401	149	252					4			4	1
4. 2000	261	65	196	397	228	40	34	3			178	5
5. 2001	237	99	138	33	5	27	3	6	1		57	3
6. 2002	137	46	91	2	1						1	1
7. 2003	162	32	130					5			5	1
8. 2004	155	29	126	1				5			6	1
9. 2005	256	65	192	50	2	16		12			76	3
10. 2006	548	138	410	66	15	20	1	21		2	91	16
11. 2007	723	149	574	2	1	2	1	8			10	7
12. Totals	XXX	XXX	XXX	558	257	118	44	68	1	2	442	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net	Number of
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Losses and Expenses Unpaid	Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			1	0			1	0	0			1	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	30	13	21	6	5		9	3	2			47	1
10. 2006	7		115	43	16		50	19	7			133	2
11. 2007	15	7	253	85	3	1	109	37	16			264	2
12. Totals	52	20	390	135	24	1	168	58	25	0	0	445	5

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	24	10	14	4.6	3.6	5.7			56.60	0	0
3. 1999	4	0	4	1.0	0.0	1.6			56.60	0	0
4. 2000	440	262	178	168.8	406.1	90.8			56.60	0	0
5. 2001	67	9	58	28.4	9.3	42.2			56.60	1	0
6. 2002	2	1	1	1.3	2.6	0.7			56.60	0	0
7. 2003	5	0	5	2.8	0.0	3.5			56.60	0	0
8. 2004	6	0	6	4.2	0.1	5.1			56.60	0	0
9. 2005	146	24	122	57.0	36.8	63.8			56.60	32	14
10. 2006	301	77	224	54.9	56.1	54.5			56.60	79	54
11. 2007	407	132	275	56.3	89.0	47.8			56.60	175	90
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	287	158

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	269	211	58	50		15	15	1			50	2
3. 1999	244	72	172	566	620	66	66	2			(52)	2
4. 2000	165	83	83								0	
5. 2001	114	74	40			19	19				0	1
6. 2002	(23)	(21)	(2)			1	1	1			1	
7. 2003	289	50	239								0	
8. 2004	294	(2)	295					1			1	
9. 2005	188	112	76								0	
10. 2006	298	89	209								0	
11. 2007	293	109	184								0	
12. Totals	XXX	XXX	XXX	616	620	100	100	3	0	0	(1)	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			9				4					13	
8. 2004			29				13					42	
9. 2005			34				15					49	
10. 2006			132				57					189	
11. 2007			91	40			39	17				73	
12. Totals	0	0	295	40	0	0	127	17	0	0	0	365	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	65	15	50	24.2	7.0	87.3			56.60	0	0
3. 1999	634	686	(52)	259.9	954.3	(30.3)			56.60	0	0
4. 2000	0	0	0	0.0	0.0	0.0			56.60	0	0
5. 2001	19	19	0	16.4	25.4	0.0			56.60	0	0
6. 2002	1	1	1	(5.0)	(2.7)	(33.3)			56.60	0	0
7. 2003	13	0	13	4.5	0.0	5.4			56.60	9	4
8. 2004	42	0	42	14.4	0.0	14.3			56.60	29	13
9. 2005	49	0	49	25.7	0.0	63.5			56.60	34	15
10. 2006	189	0	189	63.4	0.0	90.5			56.60	132	57
11. 2007	130	58	73	44.6	52.9	39.6			56.60	51	22
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	255	110

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	788	1,058	1,057	1,114	1,183	1,199	1,198	1,199	1,199	1,199	0	0
2. 1998	1,685	1,906	1,955	1,824	1,851	1,824	1,816	1,811	1,811	1,810	(1)	(1)
3. 1999	XXX	3,785	3,779	4,094	4,447	4,339	4,236	4,295	4,289	4,277	(12)	(18)
4. 2000	XXX	XXX	5,804	5,598	7,222	6,956	7,240	7,151	7,254	7,196	(58)	45
5. 2001	XXX	XXX	XXX	11,179	12,171	13,612	13,817	14,148	13,998	13,970	(28)	(178)
6. 2002	XXX	XXX	XXX	XXX	5,967	5,841	6,568	6,748	6,750	6,799	49	50
7. 2003	XXX	XXX	XXX	XXX	XXX	4,531	4,343	4,328	4,420	4,375	(45)	48
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	9,804	9,480	8,614	9,375	761	(105)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,173	14,644	14,765	120	592
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,722	15,213	(509)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,116	XXX	XXX
										12. Totals	277	433

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	13,205	13,605	12,957	12,620	12,680	12,891	13,585	13,726	13,835	13,874	40	148
2. 1998	17,947	19,405	22,060	19,361	20,014	20,093	20,435	20,819	21,182	20,939	(242)	120
3. 1999	XXX	20,709	23,246	23,400	24,640	24,929	24,184	23,818	23,888	24,018	129	200
4. 2000	XXX	XXX	27,693	31,817	26,871	25,657	25,351	27,064	27,434	26,866	(567)	(197)
5. 2001	XXX	XXX	XXX	22,186	22,624	21,552	21,351	19,278	18,945	19,033	88	(245)
6. 2002	XXX	XXX	XXX	XXX	27,461	27,516	26,690	27,368	27,008	26,929	(79)	(439)
7. 2003	XXX	XXX	XXX	XXX	XXX	31,851	33,041	35,408	35,982	35,390	(593)	(19)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	41,566	39,734	38,103	35,917	(2,186)	(3,817)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42,906	43,091	39,898	(3,193)	(3,008)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39,627	38,981	(646)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39,503	XXX	XXX
										12. Totals	(7,250)	(7,257)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	4,387	4,989	5,238	5,878	6,242	6,910	7,030	7,082	7,339	7,277	(62)	195
2. 1998	4,137	4,805	5,419	5,244	5,185	5,089	5,124	5,087	5,091	5,056	(35)	(31)
3. 1999	XXX	5,342	6,809	7,419	8,063	8,674	8,857	8,887	8,905	8,944	40	58
4. 2000	XXX	XXX	7,979	8,509	8,535	8,918	8,525	8,937	8,886	9,071	184	134
5. 2001	XXX	XXX	XXX	11,964	12,238	13,701	14,387	14,892	14,905	14,955	50	63
6. 2002	XXX	XXX	XXX	XXX	8,647	8,735	9,044	8,790	8,844	8,944	100	154
7. 2003	XXX	XXX	XXX	XXX	XXX	9,479	10,043	10,119	10,108	10,503	395	384
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	13,717	13,653	13,903	16,152	2,250	2,500
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,809	17,329	19,226	1,897	3,417
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,670	19,552	882	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,119	XXX	XXX
										12. Totals	5,700	6,873

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	494	503	567	481	380	401	391	376	470	400	(70)	24
2. 1998	112	85	113	46	23	29	23	24	27	25	(1)	2
3. 1999	XXX	262	282	160	243	295	255	255	253	261	8	6
4. 2000	XXX	XXX	283	218	211	329	218	204	296	356	61	152
5. 2001	XXX	XXX	XXX	275	165	185	148	81	66	52	(13)	(29)
6. 2002	XXX	XXX	XXX	XXX	306	313	370	367	346	331	(15)	(36)
7. 2003	XXX	XXX	XXX	XXX	XXX	384	449	501	428	142	(285)	(359)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	505	503	439	351	(88)	(152)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	582	527	573	46	(9)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	619	518	(101)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	482	XXX	XXX
										12. Totals	(460)	(401)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	332	423	419	451	465	462	462	462	462	462	0	0
2. 1998	270	418	566	586	556	618	614	614	614	614	0	0
3. 1999	XXX	388	806	793	939	989	957	977	971	953	(19)	(25)
4. 2000	XXX	XXX	1,133	1,031	1,092	1,253	1,246	1,302	1,298	1,298	0	(4)
5. 2001	XXX	XXX	XXX	1,744	2 143	2,038	1,841	1,758	1,746	1,744	(2)	(13)
6. 2002	XXX	XXX	XXX	XXX	1,765	2,109	2,164	2,177	2,114	2,090	(24)	(87)
7. 2003	XXX	XXX	XXX	XXX	XXX	2,499	2,927	3,061	2,952	2,856	(97)	(205)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,875	2,759	1,861	1,337	(524)	(1,422)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,607	2,793	1,426	(1,367)	(2,181)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,146	2,237	(909)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,452	XXX	XXX
										12. Totals	(2,941)	(3,937)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	2,426	2,655	2,486	2,593	2,618	2,665	2,601	2,587	2,643	2,709	66	122
2. 1998	2,265	2,605	3,785	3,124	3,086	2,993	2,990	3,130	3,097	3,143	46	13
3. 1999	XXX	2,769	3,337	3,896	4,511	4,791	4,976	5,233	5,250	5,223	(28)	(10)
4. 2000	XXX	XXX	2,720	4,106	4,148	4,133	4,153	4,389	4,858	5,001	143	613
5. 2001	XXX	XXX	XXX	2,236	2,134	2,163	2,465	2,720	2,777	2,550	(226)	(170)
6. 2002	XXX	XXX	XXX	XXX	1,343	654	593	670	616	605	(11)	(66)
7. 2003	XXX	XXX	XXX	XXX	XXX	1,833	754	495	482	549	68	54
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,296	1,105	883	1,788	906	684
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,054	697	785	88	(269)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,442	1,396	(46)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,373	XXX	XXX
										12. Totals	1,005	970

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	2,972	2,722	2,497	2,458	2,437	2,600	2,656	2,715	2,689	2,703	14	(12)
2. 1998	2,294	3,284	3,466	3,551	3,690	3,727	3,936	3,911	3,890	3,902	12	(9)
3. 1999	XXX	3,320	3,252	2,995	3,171	3,171	3,098	3,100	3,099	3,099	0	(1)
4. 2000	XXX	XXX	3,712	3,710	3,741	3,662	3,640	3,505	3,366	3,338	(27)	(167)
5. 2001	XXX	XXX	XXX	3,712	4,203	4,226	4,450	4,415	4,330	4,285	(46)	(131)
6. 2002	XXX	XXX	XXX	XXX	1,198	1,123	1,274	1,302	1,372	1,353	(19)	50
7. 2003	XXX	XXX	XXX	XXX	XXX	48	64	25	25	25	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	518	485	433	434	1	(51)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	697	560	518	(42)	(179)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	692	693	1	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	629	XXX	XXX
										12. Totals	(106)	(500)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	200	330	294	(36)	94
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	546	469	(77)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	656	XXX	XXX
										4. Totals	(113)	94

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	806	712	784	71	(22)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,192	3,207	15	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,721	XXX	XXX
										4. Totals	86	(22)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	64	17	(24)	(41)	(88)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	1	(1)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	XXX	XXX
										4. Totals	(41)	(88)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	226	157	261	244	247	246	242	242	243	242	(1)	(0)
2. 1998	83	42	23	20	17	10	10	10	10	10	(0)	(0)
3. 1999	XXX	75	38	14	18	0					0	0
4. 2000	XXX	XXX	52	62	44	53	178	175	175	175	(0)	(0)
5. 2001	XXX	XXX	XXX	36	14	19	54	55	53	53	0	(2)
6. 2002	XXX	XXX	XXX	XXX	28	6	1	1	1	1	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	24	2	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	40	4	1	1	(0)	(2)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	45	108	63	11
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	248	196	(53)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	XXX	XXX
										12. Totals	10	6

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	260	621	520	610	605	603	598	603	603	603	0	0
2. 1998	32	36	58	58	52	78	50	50	50	50	0	0
3. 1999	XXX	37	1	30	25					(54)	(54)	(54)
4. 2000	XXX	XXX	27	14	13	3					0	0
5. 2001	XXX	XXX	XXX	15	11	5					0	0
6. 2002	XXX	XXX	XXX	XXX	2	(2)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	1				13	13	13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	77			42	42	42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40		49	49	8
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	189	78	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73	XXX	XXX
										12. Totals	128	9

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	661	901	970	1,114	1,198	1,198	1,199	1,199	1,199	2,240	1,558
2. 1998	350	1,679	1,736	1,807	1,811	1,813	1,810	1,811	1,811	1,810	1,248	980
3. 1999	XXX	(39)	1,492	2,700	3,605	4,116	4,174	4,274	4,276	4,276	1,435	1,567
4. 2000	XXX	XXX	1,301	2,196	4,803	5,831	6,881	7,017	7,101	7,160	2,331	2,415
5. 2001	XXX	XXX	XXX	1,902	6,055	10,280	12,107	13,191	13,643	13,651	1,347	1,246
6. 2002	XXX	XXX	XXX	XXX	1,538	2,895	4,892	6,074	6,241	6,525	372	248
7. 2003	XXX	XXX	XXX	XXX	XXX	634	1,755	3,018	3,730	4,008	452	78
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,429	3,747	6,473	8,584	964	108
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,486	6,203	10,073	1,201	142
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,471	5,532	1,126	212
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,086	657	225

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	4,269	6,731	8,403	9,157	9,889	10,443	11,045	11,702	11,834	16,797	4,530
2. 1998	3,954	9,670	13,575	15,718	17,142	18,319	18,651	19,346	19,742	19,721	4,947	1,516
3. 1999	XXX	5,144	12,673	17,109	20,953	22,004	22,327	22,815	23,036	23,168	5,384	1,418
4. 2000	XXX	XXX	6,649	16,762	19,104	22,423	23,665	24,540	25,591	25,767	6,875	1,738
5. 2001	XXX	XXX	XXX	4,710	12,065	15,589	15,991	17,048	17,659	18,073	7,345	2,334
6. 2002	XXX	XXX	XXX	XXX	7,145	15,759	19,770	22,242	23,801	24,302	3,934	937
7. 2003	XXX	XXX	XXX	XXX	XXX	7,663	17,755	23,028	26,605	28,885	3,611	915
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	9,179	19,843	25,472	28,412	3,540	964
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,655	20,071	24,873	3,033	783
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,121	18,098	2,634	893
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,468	1,276	653

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	2,180	3,468	4,330	4,653	5,456	6,013	6,536	6,836	7,000	5,980	4,221
2. 1998	1,924	2,716	4,074	4,573	4,875	4,999	5,039	5,007	5,018	5,028	1,154	881
3. 1999	XXX	2,039	3,470	5,226	6,624	8,220	8,449	8,600	8,638	8,741	1,733	1,045
4. 2000	XXX	XXX	2,513	5,113	6,508	7,493	7,814	8,273	8,652	8,795	2,069	996
5. 2001	XXX	XXX	XXX	4,604	7,942	9,935	12,371	13,454	14,050	13,993	1,847	778
6. 2002	XXX	XXX	XXX	XXX	2,790	4,755	6,481	7,545	8,088	8,453	1,067	465
7. 2003	XXX	XXX	XXX	XXX	XXX	3,632	5,448	6,902	7,969	8,886	786	399
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,621	5,938	7,331	10,009	784	497
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,402	7,630	9,501	686	410
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,944	8,338	635	366
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,312	365	207

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000			438	363	371	371	369	358	365	23	78
2. 1998				20	19	20	23	23	23	23	1	18
3. 1999	XXX			90	207	239	243	243	243	243	2	12
4. 2000	XXX	XXX		3	22	106	175	182	183	204	5	12
5. 2001	XXX	XXX	XXX	1	2	14	43	50	16	16	2	14
6. 2002	XXX	XXX	XXX	XXX		3	28	169	235	271	3	8
7. 2003	XXX	XXX	XXX	XXX	XXX	1	47	59	186	55	4	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		6	86	115	1	7
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		3	58	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	365	411	414	415	461	462	462	462	462	24	93
2. 1998	5	158	448	501	512	616	614	614	614	614	11	37
3. 1999	XXX	31	269	610	855	946	945	952	952	953	14	48
4. 2000	XXX	XXX	27	316	857	1,130	1,213	1,298	1,298	1,298	15	45
5. 2001	XXX	XXX	XXX	53	558	1,366	1,766	1,740	1,745	1,744	14	49
6. 2002	XXX	XXX	XXX	XXX	40	520	1,371	1,906	2,009	2,088	18	61
7. 2003	XXX	XXX	XXX	XXX	XXX	119	716	2,102	2,610	2,731	21	67
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	153	580	960	1,315	14	57
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54	353	995	7	31
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	376	2	28
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	1	4

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	1,248	1,704	1,949	2,047	2,481	2,561	2,571	2,588	2,622	537	1,311
2. 1998	142	675	1,607	2,205	2,501	2,667	2,756	2,966	2,969	2,971	89	250
3. 1999	XXX	80	537	1,909	2,958	3,854	4,667	5,079	5,151	5,192	188	275
4. 2000	XXX	XXX	77	652	1,958	2,935	3,499	4,006	4,380	4,862	143	244
5. 2001	XXX	XXX	XXX	(67)	198	747	1,589	1,999	2,237	2,423	109	195
6. 2002	XXX	XXX	XXX	XXX	53	127	403	438	475	509	32	109
7. 2003	XXX	XXX	XXX	XXX	XXX	30	219	257	308	383	35	60
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	167	286	413	532	82	148
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39	92	335	27	68
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	192	38	63
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	37	71

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	1,433	1,915	2,122	2,267	2,451	2,491	2,655	2,686	2,689	226	1,155
2. 1998	333	1,318	2,388	2,814	3,537	3,588	3,806	3,869	3,873	3,879	43	170
3. 1999	XXX	235	1,392	2,073	2,786	3,057	3,097	3,100	3,099	3,099	53	211
4. 2000	XXX	XXX	400	1,877	2,699	3,154	3,304	3,239	3,266	3,279	77	215
5. 2001	XXX	XXX	XXX	555	2,252	3,295	3,980	4,051	4,169	4,209	92	227
6. 2002	XXX	XXX	XXX	XXX	(12)	430	811	969	1,186	1,189	56	155
7. 2003	XXX	XXX	XXX	XXX	XXX	(3)	24	25	25	25	1	29
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	99	229	302	355	5	89
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	119	281	354	31	108
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	132	338	51	55
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	119	43	51

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	175	215	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	384	414	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	479	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	634	665	1,854	972
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,430	3,005	340	162
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,276	331	201

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(11)	(41)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	38	115	174	242	242	242	242	242	242	8	8
2. 1998			6	10	10	10	10	10	10	10	1	1
3. 1999	XXX											1
4. 2000	XXX	XXX		19	33	35	175	175	175	175	4	1
5. 2001	XXX	XXX	XXX	3	3	10	52	52	52	52	2	1
6. 2002	XXX	XXX	XXX	XXX	1	1	1	1	1	1	1	
7. 2003	XXX	XXX	XXX	XXX	XXX							1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1	1	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	8	64	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	70	7	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	2	3

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	451	474	576	594	603	598	603	603	603	17	23
2. 1998			50	50	50	50	50	50	50	50		2
3. 1999	XXX									(54)	1	1
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									1
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	371	78	31	10	1	1				
2. 1998	869	88	198	11	38	10	6			
3. 1999	XXX	2,288	831	391	244	6	33	2	3	
4. 2000	XXX	XXX	2,998	884	889	343	107	29	78	0
5. 2001	XXX	XXX	XXX	4,506	995	495	354	137	(69)	50
6. 2002	XXX	XXX	XXX	XXX	2,233	564	444	211	132	184
7. 2003	XXX	XXX	XXX	XXX	XXX	2,150	1,067	404	131	36
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,156	2,290	526	249
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,826	3,113	1,318
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,262	4,715
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,521

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	5,691	3,916	2,660	1,661	1,376	1,062	1,091	967	863	814
2. 1998	8,638	4,667	5,217	1,052	972	581	552	401	348	369
3. 1999	XXX	9,818	5,830	2,696	1,416	1,438	874	262	184	189
4. 2000	XXX	XXX	13,866	7,145	2,020	(195)	(246)	681	511	271
5. 2001	XXX	XXX	XXX	11,388	5,983	3,198	3,040	630	599	242
6. 2002	XXX	XXX	XXX	XXX	13,513	5,501	2,743	2,021	1,352	1,329
7. 2003	XXX	XXX	XXX	XXX	XXX	14,709	6,724	5,750	4,514	3,197
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	21,853	10,840	6,624	4,388
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,956	12,611	8,328
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,420	12,202
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,726

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	1,931	990	657	478	402	676	454	262	290	168
2. 1998	1,412	975	614	390	191	69	57	49	52	20
3. 1999	XXX	2,239	1,472	675	259	218	161	146	105	175
4. 2000	XXX	XXX	3,660	1,553	619	516	76	119	28	122
5. 2001	XXX	XXX	XXX	4,068	1,767	877	498	371	163	406
6. 2002	XXX	XXX	XXX	XXX	3,300	2,039	1,302	556	363	279
7. 2003	XXX	XXX	XXX	XXX	XXX	4,109	3,334	1,604	1,166	855
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,583	5,245	3,595	3,017
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,527	6,109	5,286
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,747	7,882
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,970

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	138	68	61	10	9	12		6	53	35
2. 1998	112	67	82	19	4	2	(1)	1	3	2
3. 1999	XXX	170	181	67	22	31	11	12	10	6
4. 2000	XXX	XXX	277	124	64	31	41	17	56	38
5. 2001	XXX	XXX	XXX	273	155	114	80	20	49	36
6. 2002	XXX	XXX	XXX	XXX	306	200	177	73	79	60
7. 2003	XXX	XXX	XXX	XXX	XXX	381	358	256	130	85
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	505	389	306	209
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	565	455	308
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	619	516
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	482

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	95	14			1	0				
2. 1998	199	70	(10)	5	1	1				
3. 1999	XXX	246	297	54	0	25	1	10	4	
4. 2000	XXX	XXX	766	364	62	41	24	4	(0)	
5. 2001	XXX	XXX	XXX	1,271	567	55	60	10	1	
6. 2002	XXX	XXX	XXX	XXX	1,507	632	193	127	58	2
7. 2003	XXX	XXX	XXX	XXX	XXX	1,687	998	268	88	24
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,029	1,100	210	22
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,361	1,597	325
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,534	1,328
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,104

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	732	531	250	122	56	33	2	9	21	32
2. 1998	1,501	831	1,487	331	208	69	27	40	19	65
3. 1999	XXX	1,972	1,189	517	269	192	101	116	94	63
4. 2000	XXX	XXX	1,701	1,668	884	351	189	203	262	108
5. 2001	XXX	XXX	XXX	1,904	968	422	332	312	249	86
6. 2002	XXX	XXX	XXX	XXX	1,157	399	135	201	102	67
7. 2003	XXX	XXX	XXX	XXX	XXX	1,583	465	157	115	96
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	989	608	270	402
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	947	523	274
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,311	873
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,097

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	1,341	805	325	83	(58)		8	15		
2. 1998	1,328	833	443	155	46	29	37	12	11	4
3. 1999	XXX	2,232	871	335	165	63	1	(0)		
4. 2000	XXX	XXX	2,157	955	328	247	121	82	32	27
5. 2001	XXX	XXX	XXX	2,111	621	375	241	142	83	40
6. 2002	XXX	XXX	XXX	XXX	748	255	215	145	63	40
7. 2003	XXX	XXX	XXX	XXX	XXX	56	28			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	284	170	64	77
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	447	171	161
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	471	328
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	401

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136	31	14
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136	23
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	137

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	295		69
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	309	181
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	771

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	64	28	17
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	1
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	74	30	11	6	5	4		0	1	
2. 1998	83	42	14	10	7	0		0	0	
3. 1999	XXX	75	37	14	18	0				
4. 2000	XXX	XXX	49	30	10	3	3	0	0	
5. 2001	XXX	XXX	XXX	33	11	1	2	3	1	1
6. 2002	XXX	XXX	XXX	XXX	28	5	1	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	24	2	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	39	2	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	79	23	22
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	168	103
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	240

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	111	40	3	22	11					
2. 1998	32	36	8	8	2					
3. 1999	XXX	37	2	30	25					
4. 2000	XXX	XXX	28	14	13	3				
5. 2001	XXX	XXX	XXX	15	11	5				
6. 2002	XXX	XXX	XXX	XXX	2	(2)				
7. 2003	XXX	XXX	XXX	XXX	XXX	1				13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	77			42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40		49
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	189
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	254	84	7	1		1				1
2. 1998	311	975	1,141	1,204	1,223	1,224	1,233	1,241	1,246	1,248
3. 1999	XXX	507	1,058	1,287	1,386	1,420	1,431	1,431	1,433	1,435
4. 2000	XXX	XXX	851	1,814	2,130	2,261	2,310	2,335	2,330	2,331
5. 2001	XXX	XXX	XXX	697	1,151	1,274	1,324	1,344	1,343	1,347
6. 2002	XXX	XXX	XXX	XXX	226	305	338	364	367	372
7. 2003	XXX	XXX	XXX	XXX	XXX	453	664	439	447	452
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	559	896	944	964
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	647	1,135	1,201
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	670	1,126
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	657

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	101	62	2	1	1				1	
2. 1998	828	298	77	44	22	21	14	12	3	2
3. 1999	XXX	567	308	134	63	20	8	11	6	2
4. 2000	XXX	XXX	1,064	476	220	96	42	11	7	4
5. 2001	XXX	XXX	XXX	767	265	118	53	27	16	6
6. 2002	XXX	XXX	XXX	XXX	149	59	25	16	12	7
7. 2003	XXX	XXX	XXX	XXX	XXX	204	62	22	11	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	290	70	34	10
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	470	101	52
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	441	82
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	467

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	82	81	(46)		(1)					
2. 1998	1,463	2,173	2,177	2,210	2,220	2,225	2,227	2,229	2,230	2,230
3. 1999	XXX	1,742	2,619	2,943	2,981	2,991	2,999	3,004	3,004	3,004
4. 2000	XXX	XXX	3,081	4,511	4,658	4,707	4,735	4,749	4,749	4,749
5. 2001	XXX	XXX	XXX	2,161	2,525	2,576	2,592	2,598	2,599	2,599
6. 2002	XXX	XXX	XXX	XXX	560	595	607	625	627	627
7. 2003	XXX	XXX	XXX	XXX	XXX	702	795	532	534	534
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	910	1,061	1,079	1,082
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,193	1,373	1,395
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,236	1,421
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,349

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1,829	271	97	43	12	16	5	6	3	5
2. 1998	2,407	4,605	4,806	4,853	4,889	4,911	4,924	4,939	4,944	4,947
3. 1999	XXX	2,537	4,874	5,183	5,264	5,327	5,354	5,365	5,376	5,384
4. 2000	XXX	XXX	3,004	6,108	6,525	6,680	6,774	6,815	6,854	6,875
5. 2001	XXX	XXX	XXX	4,340	6,740	7,073	7,206	7,279	7,317	7,345
6. 2002	XXX	XXX	XXX	XXX	2,228	3,570	3,779	3,865	3,909	3,934
7. 2003	XXX	XXX	XXX	XXX	XXX	1,769	3,278	3,466	3,558	3,611
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,793	3,265	3,441	3,540
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,558	2,861	3,033
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,426	2,634
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,276

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	435	211	109	70	56	41	31	26	23	18
2. 1998	2,008	458	209	112	79	55	42	25	20	17
3. 1999	XXX	2,280	538	257	156	95	63	52	40	32
4. 2000	XXX	XXX	3,094	784	428	263	158	115	80	58
5. 2001	XXX	XXX	XXX	2,478	661	336	204	132	100	73
6. 2002	XXX	XXX	XXX	XXX	1,478	396	200	112	68	43
7. 2003	XXX	XXX	XXX	XXX	XXX	1,597	375	200	113	57
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,528	389	192	95
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,459	321	151
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,382	285
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,291

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	661	54	63		2	4	1			
2. 1998	5,227	6,437	6,508	6,460	6,468	6,471	6,474	6,477	6,478	6,480
3. 1999	XXX	5,664	6,733	6,793	6,808	6,824	6,829	6,832	6,833	6,834
4. 2000	XXX	XXX	7,283	8,542	8,621	8,637	8,656	8,660	8,667	8,670
5. 2001	XXX	XXX	XXX	8,785	9,661	9,705	9,726	9,734	9,741	9,752
6. 2002	XXX	XXX	XXX	XXX	4,392	4,870	4,896	4,904	4,911	4,913
7. 2003	XXX	XXX	XXX	XXX	XXX	4,027	4,528	4,558	4,576	4,583
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,017	4,542	4,581	4,599
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,598	3,937	3,967
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,486	3,811
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,219

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	283	59	65	19	29	27	34	30	18	15
2. 1998	738	1,016	1,068	1,118	1,126	1,131	1,138	1,147	1,151	1,154
3. 1999	XXX	1,008	1,524	1,627	1,664	1,693	1,709	1,724	1,727	1,733
4. 2000	XXX	XXX	1,185	1,895	1,982	2,018	2,045	2,058	2,066	2,069
5. 2001	XXX	XXX	XXX	1,259	1,683	1,757	1,796	1,826	1,841	1,847
6. 2002	XXX	XXX	XXX	XXX	757	989	1,026	1,049	1,061	1,067
7. 2003	XXX	XXX	XXX	XXX	XXX	551	737	766	779	786
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	485	722	757	784
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	461	644	686
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	454	635
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	365

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	221	162	117	105	88	106	95	55	47	27
2. 1998	354	149	83	41	35	25	39	28	19	17
3. 1999	XXX	456	191	100	68	46	49	38	27	36
4. 2000	XXX	XXX	635	160	84	55	32	18	8	8
5. 2001	XXX	XXX	XXX	438	153	98	65	38	22	15
6. 2002	XXX	XXX	XXX	XXX	267	80	53	28	16	8
7. 2003	XXX	XXX	XXX	XXX	XXX	212	77	52	32	32
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	325	142	134	129
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	289	173	190
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	290	211
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	286

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	305	46	126	5	41	43	20	15	12	
2. 1998	1,464	1,758	1,840	1,879	1,919	1,940	1,979	2,015	2,035	2,052
3. 1999	XXX	1,881	2,487	2,561	2,614	2,649	2,700	2,741	2,773	2,815
4. 2000	XXX	XXX	2,361	2,938	3,013	3,035	3,049	3,066	3,069	3,073
5. 2001	XXX	XXX	XXX	2,183	2,532	2,589	2,612	2,635	2,639	2,639
6. 2002	XXX	XXX	XXX	XXX	1,342	1,493	1,516	1,529	1,533	1,540
7. 2003	XXX	XXX	XXX	XXX	XXX	1,015	1,169	1,194	1,204	1,216
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,068	1,277	1,348	1,410
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	957	1,181	1,286
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	987	1,212
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	859

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	2	3	2	1	1				
2. 1998			1	1	1	1	1	1	1	1
3. 1999	XXX			1	1	2	2	2	2	2
4. 2000	XXX	XXX			1	1	4	5	5	5
5. 2001	XXX	XXX	XXX				1	2	2	2
6. 2002	XXX	XXX	XXX	XXX				1	3	3
7. 2003	XXX	XXX	XXX	XXX	XXX			1	3	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	22	18	9	3	2	1	1	1	1	
2. 1998	1	6	7	2	1	1				
3. 1999	XXX	2	5	1	3	1				1
4. 2000	XXX	XXX	1	3	8	8	1	1	1	1
5. 2001	XXX	XXX	XXX	2	4	6	3	1		
6. 2002	XXX	XXX	XXX	XXX	1	2	6	6	2	
7. 2003	XXX	XXX	XXX	XXX	XXX	1	3	7	4	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		3	3	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	16	10	3						1	
2. 1998	2	9	18	18	19	19	19	19	19	19
3. 1999	XXX	3	8	10	12	14	14	14	14	15
4. 2000	XXX	XXX	1	5	12	15	16	17	18	18
5. 2001	XXX	XXX	XXX	2	6	11	15	15	15	15
6. 2002	XXX	XXX	XXX	XXX	2	4	8	11	11	11
7. 2003	XXX	XXX	XXX	XXX	XXX	1	6	12	16	16
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		5	9	10
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	7	7	2	1			1			
2. 1998		1	7	10	10	10	11	11	11	11
3. 1999	XXX		2	6	10	13	14	14	14	14
4. 2000	XXX	XXX		3	7	12	15	15	15	15
5. 2001	XXX	XXX	XXX	1	1	8	14	14	14	14
6. 2002	XXX	XXX	XXX	XXX	1	2	10	16	17	18
7. 2003	XXX	XXX	XXX	XXX	XXX	1	2	10	18	21
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		2	8	14
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	20	7	2	1	1	1				
2. 1998	36	20	7	1	1	1				
3. 1999	XXX	48	24	11	5	2	1	1	1	
4. 2000	XXX	XXX	47	21	14	3	1			
5. 2001	XXX	XXX	XXX	46	31	15	2	1		
6. 2002	XXX	XXX	XXX	XXX	53	33	11	3	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	58	29	16	5	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	49	23	10	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	13	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	10	1								
2. 1998	41	49	50	48	48	48	48	48	48	48
3. 1999	XXX	57	62	62	62	62	62	62	62	62
4. 2000	XXX	XXX	57	59	60	60	60	59	59	59
5. 2001	XXX	XXX	XXX	57	62	62	63	63	63	63
6. 2002	XXX	XXX	XXX	XXX	64	76	79	79	79	79
7. 2003	XXX	XXX	XXX	XXX	XXX	75	87	88	89	89
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	67	70	72	72
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	36	41	41
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	66	62	22	15	6	5	1			1
2. 1998	10	40	62	73	78	84	87	88	89	89
3. 1999	XXX	48	98	121	145	168	178	186	187	188
4. 2000	XXX	XXX	35	74	97	117	128	135	139	143
5. 2001	XXX	XXX	XXX	41	65	84	95	102	106	109
6. 2002	XXX	XXX	XXX	XXX	15	24	28	29	31	32
7. 2003	XXX	XXX	XXX	XXX	XXX	10	25	29	32	35
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5	70	79	82
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	24	27
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	37

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	342	171	68	36	23	12	4	1	3	2
2. 1998	123	180	65	25	19	10	6	3	1	1
3. 1999	XXX	182	144	81	62	37	24	13	2	1
4. 2000	XXX	XXX	144	84	62	41	18	12	7	3
5. 2001	XXX	XXX	XXX	67	63	41	20	11	6	2
6. 2002	XXX	XXX	XXX	XXX	52	26	10	6	5	2
7. 2003	XXX	XXX	XXX	XXX	XXX	14	8	5	5	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	37	24	20	14
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	16	18
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	20
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	151	52	(27)	(7)	1			1		
2. 1998	169	355	328	331	336	336	337	340	340	340
3. 1999	XXX	297	391	436	460	462	464	464	464	464
4. 2000	XXX	XXX	228	337	369	383	385	388	389	390
5. 2001	XXX	XXX	XXX	178	269	290	300	304	305	306
6. 2002	XXX	XXX	XXX	XXX	104	123	136	141	143	143
7. 2003	XXX	XXX	XXX	XXX	XXX	39	82	91	96	97
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	117	225	238	245
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80	104	114
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82	121
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	160

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	18	54	15	4	3	1	2	1	1	
2. 1998	2	13	28	32	36	39	40	41	43	43
3. 1999	XXX	5	22	35	43	47	53	53	53	53
4. 2000	XXX	XXX	6	28	53	68	74	75	75	77
5. 2001	XXX	XXX	XXX	2	31	66	88	89	91	92
6. 2002	XXX	XXX	XXX	XXX	6	28	49	53	55	56
7. 2003	XXX	XXX	XXX	XXX	XXX			1	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	3	5
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	27	31
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40	51
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	365	115	25	11	7	5	2	2	1	1
2. 1998	142	95	36	22	15	6	3	2	1	1
3. 1999	XXX	161	92	33	15	8				
4. 2000	XXX	XXX	202	102	43	16	6	5	2	1
5. 2001	XXX	XXX	XXX	228	111	49	14	11	4	3
6. 2002	XXX	XXX	XXX	XXX	118	51	15	9	3	3
7. 2003	XXX	XXX	XXX	XXX	XXX	2	5			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30	6	3	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	12	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	128	(48)	(57)	(1)		1	1			
2. 1998	168	212	214	214	214	214	214	214	214	214
3. 1999	XXX	207	261	262	263	264	264	264	264	264
4. 2000	XXX	XXX	264	290	291	291	292	292	292	293
5. 2001	XXX	XXX	XXX	279	309	318	320	321	321	323
6. 2002	XXX	XXX	XXX	XXX	187	211	213	213	213	213
7. 2003	XXX	XXX	XXX	XXX	XXX	5	25	30	30	31
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	80	94	94	94
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	134	142	142
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	108	113
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	123

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	2		2	1					
2. 1998					1	1	1	1	1	1
3. 1999	XXX									
4. 2000	XXX	XXX	2	2	3	3	4	4	4	4
5. 2001	XXX	XXX	XXX	1	1	1	2	2	2	2
6. 2002	XXX	XXX	XXX	XXX	1	1	1	1	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	5	5	5	2	1					
2. 1998		1	1	1			1			
3. 1999	XXX		1							
4. 2000	XXX	XXX	1	1		1				
5. 2001	XXX	XXX	XXX			1				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			1		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	3	1							
2. 1998		1	1	1	1	1	2	1	1	1
3. 1999	XXX		1	1	1	1	1	1	1	1
4. 2000	XXX	XXX	2	4	5	5	5	5	5	5
5. 2001	XXX	XXX	XXX	1	1	3	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	1	1	1	1	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX		1	1	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	16
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	1	1		1					
2. 1998										
3. 1999	XXX								1	1
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	6	3	1	1						
2. 1998		1	1	1	1					
3. 1999	XXX	1	1	1	1	1	1	1		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		1					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	(2)		(1)						
2. 1998		2	2	2	2	2	2	2	2	2
3. 1999	XXX	1	2	2	2	2	2	2	2	2
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		1	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(2)	6	(6)								
2. 1998	7,160	7,296	7,187	7,148	7,130	7,125	7,125	7,125	7,125	7,125	
3. 1999	XXX	12,800	13,573	13,276	13,311	13,326	13,323	13,323	13,323	13,323	
4. 2000	XXX	XXX	23,470	23,171	23,026	22,948	22,952	22,952	22,952	22,952	
5. 2001	XXX	XXX	XXX	23,598	22,801	22,660	22,658	22,660	22,660	22,660	
6. 2002	XXX	XXX	XXX	XXX	12,661	12,620	12,610	12,610	12,610	12,610	
7. 2003	XXX	XXX	XXX	XXX	XXX	6,821	6,841	6,904	6,904	6,904	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	32,685	32,881	32,881	32,881	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31,776	33,434	33,432	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31,251	32,976	1,725
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33,219	33,219
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34,942
13. Earned Prems.(P-Pt 1)	7,158	12,943	24,128	22,963	11,737	9,503	21,623	32,037	32,910	34,942	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior		6	(6)								
2. 1998	4,234	4,326	4,236	4,212	4,203	4,201	4,201	4,201	4,201	4,201	
3. 1999	XXX	8,008	8,618	8,437	8,455	8,461	8,460	8,460	8,460	8,460	
4. 2000	XXX	XXX	18,109	17,946	17,886	17,858	17,858	17,858	17,858	17,858	
5. 2001	XXX	XXX	XXX	7,746	7,526	7,493	7,492	7,492	7,492	7,492	
6. 2002	XXX	XXX	XXX	XXX	2,077	2,068	2,068	2,068	2,068	2,068	
7. 2003	XXX	XXX	XXX	XXX	XXX	478	479	498	498	498	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,124	16,134	16,134	16,134	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,326	6,488	6,487	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,821	5,052	231
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,448	4,448
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,679
13. Earned Prems.(P-Pt 1)	4,234	8,106	18,624	7,379	1,805	2,179	5,053	6,355	4,982	4,679	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	1,227	411	29	(18)	(2)	(5)			16	22	22
2. 1998	47,826	51,101	51,219	51,211	51,177	51,157	51,158	51,160	51,160	51,160	
3. 1999	XXX	49,471	52,380	53,177	52,943	52,856	52,863	52,859	52,883	52,940	57
4. 2000	XXX	XXX	72,293	81,043	81,347	81,106	80,990	80,955	81,008	81,050	42
5. 2001	XXX	XXX	XXX	72,545	77,917	77,875	77,799	77,781	77,900	77,996	97
6. 2002	XXX	XXX	XXX	XXX	57,594	60,012	59,973	59,975	59,994	60,030	36
7. 2003	XXX	XXX	XXX	XXX	XXX	70,790	75,601	75,528	75,490	75,480	(10)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	82,938	88,161	88,043	88,027	(16)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	72,941	78,559	78,539	(20)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	63,887	70,098	6,211
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59,427	59,427
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65,846
13. Earned Prems.(P-Pt 1)	49,054	53,156	68,930	79,278	61,240	69,692	81,172	78,040	69,579	65,846	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	305	241	42	(6)	(2)				1	2	2
2. 1998	17,378	18,977	19,040	19,134	19,069	19,079	19,079	19,079	19,079	19,079	
3. 1999	XXX	18,077	19,035	19,538	19,427	19,372	19,369	19,367	19,370	19,376	7
4. 2000	XXX	XXX	34,703	39,653	39,732	39,646	39,621	39,604	39,604	39,609	5
5. 2001	XXX	XXX	XXX	42,199	45,008	45,000	44,996	44,990	44,990	45,002	12
6. 2002	XXX	XXX	XXX	XXX	17,964	18,620	18,651	18,655	18,658	18,662	5
7. 2003	XXX	XXX	XXX	XXX	XXX	21,884	23,270	23,284	23,280	23,278	(1)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	20,911	21,503	21,484	21,483	(2)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,861	10,822	10,820	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,457	8,209	752
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,192	7,192
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,969
13. Earned Prems.(P-Pt 1)	17,684	19,917	27,761	44,099	17,386	19,259	15,944	10,446	8,403	7,969	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	222	(5)	(2)		5						
2. 1998	15,272	15,636	15,627	15,637	15,643	15,641	15,641	15,641	15,641	15,641	
3. 1999	XXX	19,297	20,115	20,036	20,094	20,088	20,088	20,088	20,088	20,088	
4. 2000	XXX	XXX	23,541	24,113	24,148	24,145	24,145	24,138	24,138	24,138	1
5. 2001	XXX	XXX	XXX	24,397	24,435	24,453	24,431	24,430	24,430	24,431	1
6. 2002	XXX	XXX	XXX	XXX	19,956	20,189	20,057	20,056	20,051	20,050	(1)
7. 2003	XXX	XXX	XXX	XXX	XXX	21,170	21,416	21,438	21,424	21,423	(1)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	36,615	36,948	36,886	36,891	5
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44,657	47,003	46,975	(28)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49,429	51,946	2,517
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51,781	51,781
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54,275
13. Earned Prems.(P-Pt 1)	15,495	19,657	22,654	24,200	19,624	21,355	36,707	45,003	51,694	54,275	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	151	1	(2)		5						
2. 1998	9,177	9,296	9,285	9,292	9,301	9,299	9,299	9,299	9,299	9,299	
3. 1999	XXX	10,710	11,154	11,155	11,168	11,164	11,164	11,164	11,164	11,164	
4. 2000	XXX	XXX	13,409	13,528	13,586	13,585	13,585	13,581	13,581	13,581	
5. 2001	XXX	XXX	XXX	9,540	9,533	9,544	9,540	9,541	9,541	9,542	1
6. 2002	XXX	XXX	XXX	XXX	6,690	6,769	6,747	6,747	6,746	6,746	
7. 2003	XXX	XXX	XXX	XXX	XXX	6,570	6,650	6,658	6,656	6,656	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	11,910	12,021	12,012	12,013	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,855	14,483	14,475	(7)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,343	15,995	652
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,415	13,415
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,062
13. Earned Prems.(P-Pt 1)	9,328	10,830	12,146	8,916	6,345	6,597	11,965	13,970	15,958	14,062	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	360	(2)	(1)	12	1	(1)					
2. 1998	6,248	6,369	6,369	6,375	6,383	6,383	6,383	6,383	6,377	6,377	
3. 1999	XXX	8,287	8,665	8,688	8,720	8,721	8,725	8,725	8,725	8,725	
4. 2000	XXX	XXX	8,818	9,199	9,197	9,188	9,199	9,199	9,199	9,199	
5. 2001	XXX	XXX	XXX	7,867	7,980	7,985	8,006	8,008	8,008	8,008	
6. 2002	XXX	XXX	XXX	XXX	4,606	4,526	4,545	4,543	4,543	4,543	
7. 2003	XXX	XXX	XXX	XXX	XXX	4,752	4,812	4,818	4,818	4,818	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,921	6,036	5,989	5,990	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,731	7,286	7,244	(41)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,860	7,573	712
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,718	10,718
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,390
13. Earned Prems.(P-Pt 1)	6,607	8,407	9,194	8,268	4,732	4,569	5,756	6,852	7,361	11,390	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	61	1		9							
2. 1998	684	744	735	740	743	743	744	744	743	743	
3. 1999	XXX	3,009	3,238	3,243	3,247	3,247	3,249	3,249	3,249	3,249	
4. 2000	XXX	XXX	4,135	4,243	4,242	4,240	4,247	4,247	4,247	4,247	
5. 2001	XXX	XXX	XXX	3,404	3,438	3,438	3,451	3,457	3,457	3,457	
6. 2002	XXX	XXX	XXX	XXX	2,980	2,951	2,961	2,957	2,957	2,957	
7. 2003	XXX	XXX	XXX	XXX	XXX	2,339	2,366	2,379	2,379	2,379	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,979	4,262	4,231	4,231	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,852	4,085	4,068	(16)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,321	3,609	289
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,342	4,342
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,615
13. Earned Prems.(P-Pt 1)	744	3,070	4,354	3,038	2,674	2,446	2,894	4,150	3,522	4,615	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(8)	1	1	(1)							
2. 1998	7,181	6,952	6,947	6,945	6,945	6,945	6,945	6,945	6,945	6,945	
3. 1999	XXX	8,407	8,243	8,242	8,243	8,243	8,243	8,243	8,243	8,243	
4. 2000	XXX	XXX	8,968	9,058	9,089	9,046	9,047	9,047	9,047	9,047	
5. 2001	XXX	XXX	XXX	9,392	9,469	9,444	9,444	9,444	9,444	9,444	
6. 2002	XXX	XXX	XXX	XXX	4,396	4,298	4,298	4,299	4,299	4,299	
7. 2003	XXX	XXX	XXX	XXX	XXX	561	569	571	571	571	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,632	1,640	1,640	1,640	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,205	2,309	2,309	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,286	2,407	121
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,533	2,533
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,653
13. Earned Prems.(P-Pt 1)	7,173	8,178	8,800	9,477	4,506	396	1,641	2,215	2,390	2,653	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	19		(1)	(1)							
2. 1998	1,074	985	966	964	965	965	965	965	965	965	
3. 1999	XXX	1,381	1,215	1,212	1,216	1,216	1,216	1,216	1,216	1,216	
4. 2000	XXX	XXX	2,198	2,185	2,216	2,173	2,173	2,173	2,173	2,173	
5. 2001	XXX	XXX	XXX	4,409	4,531	4,508	4,508	4,508	4,508	4,508	
6. 2002	XXX	XXX	XXX	XXX	2,533	2,441	2,441	2,441	2,441	2,441	
7. 2003	XXX	XXX	XXX	XXX	XXX	184	189	189	189	189	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	875	877	877	877	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	346	366	366	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	305	332	28
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	588	588
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	615
13. Earned Prems.(P-Pt 1)	1,094	1,292	2,040	2,826	1,597	24	878	348	324	615	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,645	1,645	1,645	1,645	1,645	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,372	2,372	2,372	2,372	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					0						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(1,880)	(1,507)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	20	(6)		4							
2. 1998	495	473	464	468	468	468	468	468	468	468	
3. 1999	XXX	430	321	315	315	315	315	315	315	315	
4. 2000	XXX	XXX	378	331	329	329	329	329	329	329	
5. 2001	XXX	XXX	XXX	282	268	253	252	254	254	254	
6. 2002	XXX	XXX	XXX	XXX	153	135	135	136	136	136	
7. 2003	XXX	XXX	XXX	XXX	XXX	194	198	199	199	199	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	152	153	154	154	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	268	275	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	531	561	30
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	687	687
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	723
13. Earned Prems.(P-Pt 1)	514	401	261	237	137	162	155	256	548	723	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	28	(5)		4							
2. 1998	239	226	223	226	226	226	226	226	226	226	
3. 1999	XXX	167	136	135	135	135	135	135	135	135	
4. 2000	XXX	XXX	98	89	88	88	88	88	88	88	
5. 2001	XXX	XXX	XXX	101	98	96	96	101	101	101	
6. 2002	XXX	XXX	XXX	XXX	49	47	47	50	50	50	
7. 2003	XXX	XXX	XXX	XXX	XXX	36	37	38	38	38	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	29	28	28	28	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	56	57	58	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	138	144	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	142	142
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	149
13. Earned Prems.(P-Pt 1)	267	149	65	99	46	32	29	65	138	149	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(14)	(3)	2								
2. 1998	283	216	215	215	215	215	215	215	215	215	
3. 1999	XXX	315	289	289	289	289	289	289	289	289	
4. 2000	XXX	XXX	190	183	179	179	(453)	(453)	(453)	(453)	
5. 2001	XXX	XXX	XXX	121	66	66	(782)	(782)	(782)	(782)	
6. 2002	XXX	XXX	XXX	XXX	37	37	13	13	13	13	
7. 2003	XXX	XXX	XXX	XXX	XXX	289	258	258	258	258	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,829	1,829	1,829	1,829	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	188	188	188	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	298	298	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	293	293
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	293
13. Earned Prems.(P-Pt 1)	269	244	165	114	(21)	289	294	188	298	293	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(6)	(3)	2								
2. 1998	217	166	166	166	166	166	166	166	166	166	
3. 1999	XXX	126	114	114	114	114	114	114	114	114	
4. 2000	XXX	XXX	94	89	87	87	37	37	37	37	
5. 2001	XXX	XXX	XXX	78	41	44	1	1	1	1	
6. 2002	XXX	XXX	XXX	XXX	15	16	15	15	15	15	
7. 2003	XXX	XXX	XXX	XXX	XXX	50	49	49	49	49	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	95	95	95	95	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	112	112	112	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89	89	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109	109
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109
13. Earned Prems.(P-Pt 1)	211	72	83	74	(21)	50	(2)	112	89	109	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	256,399		
1.12 Totals	256,399	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity ....
   5.2 Surety $..........46

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.

2) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002. The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.

3) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business. Effective 6/1/2005 the retention increased to $500,000.

4) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.

5) The medical malpractice excess reinsurance retention before 4/1/2004 was $200,000. Effective 4/1/2004, this retention increased to $300,000.

6) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

7) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Star Insurance Company. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

8) Effective 1/1/2005, Star Insurance Company began an intercompany pooling arrangement with Savers Property and Casualty Insurance Company (NAIC #16551), Williamsburg National Insurance Company (NAIC #25780) and Ameritrust Insurance Corporation (NAIC #10665). The respective percentages as of January 1, 2006 are: 56.6%, 22.0%, 11.4% and 10.0%. All lines of business are included in this arrangement except accident and health.

9) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities of PICL. Star assumed liabilities of $1.1 million from PICL, where are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

Exhibit 28.2 Savers Property & Casualty Insurance Company's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	260	48	63	155	15		13	136	XXX
2. 1998	40,608	18,612	21,996	24,969	13,745	6,166	3,523	1,808	135	121	15,541	XXX
3. 1999	47,344	22,175	25,169	34,602	19,644	7,240	3,465	2,477	228	222	20,982	XXX
4. 2000	60,295	31,073	29,222	44,771	27,298	8,328	4,336	3,208	491	417	24,181	XXX
5. 2001	64,722	30,731	33,991	39,318	20,732	7,017	2,877	2,827	636	729	24,916	XXX
6. 2002	46,030	14,937	31,092	25,540	10,733	4,650	1,668	1,870	130	1,143	19,528	XXX
7. 2003	46,707	13,749	32,958	20,732	5,717	3,745	589	1,986	119	240	20,039	XXX
8. 2004	63,549	16,363	47,186	24,147	7,655	4,016	469	2,400	62	184	22,377	XXX
9. 2005	71,615	16,624	54,991	21,908	5,153	2,771	234	2,441	25	178	21,707	XXX
10. 2006	72,003	15,921	56,082	15,887	3,515	1,849	87	2,451	2	130	16,583	XXX
11. 2007	74,162	15,158	59,003	8,103	1,426	1,044	16	1,833	0	84	9,538	XXX
12. Totals	XXX	XXX	XXX	260,236	115,666	46,889	17,418	23,316	1,830	3,461	195,528	XXX

	Losses Unpaid, Case Basis: 13 Direct and Assumed	Losses Unpaid, Case Basis: 14 Ceded	Losses Unpaid, Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid, Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid, Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid, Case Basis: 18 Ceded	Defense and Cost Containment Unpaid, Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid, Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	1,257	770	672	335	96	38	168	90	47	5	42	1,002	XXX
2. 1998	1,352	994	713	568	95	71	198	164	60	14	16	607	XXX
3. 1999	1,564	1,248	1,101	975	141	197	311	268	105	21	22	512	XXX
4. 2000	2,726	2,293	1,420	1,250	135	102	288	238	153	2	27	837	XXX
5. 2001	3,042	2,484	1,621	1,376	221	149	359	270	161	1	35	1,124	XXX
6. 2002	1,464	863	2,013	1,398	143	64	516	369	109	(2)	21	1,553	XXX
7. 2003	2,206	578	2,532	1,190	198	34	582	249	154	0	37	3,621	XXX
8. 2004	4,814	2,111	4,758	2,197	362	74	1,316	606	215	0	91	6,477	XXX
9. 2005	7,519	2,184	7,499	2,507	607	83	1,995	714	358	0	139	12,489	XXX
10. 2006	8,296	1,859	12,287	3,630	613	74	3,417	1,060	635		186	18,626	XXX
11. 2007	8,294	1,145	20,505	5,226	693	56	5,496	1,525	1,071		282	28,106	XXX
12. Totals	42,534	16,529	55,122	20,652	3,304	942	14,647	5,554	3,067	41	898	74,956	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	823	178
2. 1998	35,361	19,213	16,148	87.1	103.2	73.4			22.00	503	104
3. 1999	47,541	26,047	21,494	100.4	117.5	85.4			22.00	442	70
4. 2000	61,029	36,010	25,019	101.2	115.9	85.6			22.00	603	235
5. 2001	54,566	28,526	26,040	84.3	92.8	76.6			22.00	803	321
6. 2002	36,305	15,224	21,082	78.9	101.9	67.8			22.00	1,216	337
7. 2003	32,135	8,475	23,660	68.8	61.6	71.8			22.00	2,970	651
8. 2004	42,028	13,174	28,854	66.1	80.5	61.1			22.00	5,264	1,213
9. 2005	45,097	10,900	34,196	63.0	65.6	62.2			22.00	10,327	2,162
10. 2006	45,435	10,226	35,209	63.1	64.2	62.8			22.00	15,095	3,531
11. 2007	47,040	9,395	37,645	63.4	62.0	63.8			22.00	22,428	5,678
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	60,475	14,480

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	DEVELOPMENT 11 One Year	12 Two Year
1. Prior	8,873	12,880	12,699	12,685	12,849	13,361	13,650	13,739	13,914	13,893	(21)	154
2. 1998	11,763	13,219	15,099	13,743	14,008	14,007	14,215	14,393	14,515	14,429	(86)	36
3. 1999	XXX	15,141	17,123	17,651	18,924	19,359	19,111	19,101	19,136	19,162	25	61
4. 2000	XXX	XXX	20,257	22,729	21,509	21,199	21,049	21,915	22,250	22,151	(99)	236
5. 2001	XXX	XXX	XXX	22,436	23,420	24,017	24,414	23,964	23,758	23,689	(69)	(275)
6. 2002	XXX	XXX	XXX	XXX	19,355	18,922	19,080	19,377	19,231	19,231	(0)	(146)
7. 2003	XXX	XXX	XXX	XXX	XXX	20,500	20,774	21,649	21,865	21,639	(225)	(9)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	28,274	27,214	25,851	26,301	449	(914)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,050	32,306	31,423	(883)	(627)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,657	32,126	(531)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34,740	XXX	XXX
										12. Totals	(1,441)	(1,484)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	3,934	8,263	9,810	10,445	11,377	11,838	12,431	12,812	12,933	XXX	XXX
2. 1998	3,063	6,844	9,821	11,366	12,441	13,082	13,345	13,709	13,869	13,868	XXX	XXX
3. 1999	XXX	3,563	8,668	12,512	15,765	17,495	18,066	18,518	18,646	18,733	XXX	XXX
4. 2000	XXX	XXX	5,057	11,667	15,319	18,141	19,552	20,359	21,109	21,465	XXX	XXX
5. 2001	XXX	XXX	XXX	5,731	12,874	17,687	20,289	21,723	22,495	22,725	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	5,190	10,393	14,020	16,233	17,282	17,788	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	5,250	10,773	14,428	16,792	18,172	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,353	12,766	16,821	20,038	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,138	14,762	19,292	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,988	14,134	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,705	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2,982	2,577	1,645	963	702	728	647	511	488	415
2. 1998	5,565	2,969	3,133	770	574	296	264	196	168	179
3. 1999	XXX	7,531	4,160	1,863	947	766	459	212	155	169
4. 2000	XXX	XXX	10,023	4,951	1,884	489	129	441	376	220
5. 2001	XXX	XXX	XXX	10,091	4,378	2,154	1,790	632	418	334
6. 2002	XXX	XXX	XXX	XXX	9,169	3,759	2,035	1,297	836	763
7. 2003	XXX	XXX	XXX	XXX	XXX	9,740	5,062	3,286	2,391	1,676
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	15,090	8,042	4,509	3,271
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,373	9,570	6,272
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,138	11,015
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,249

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	2,782	1,646	1,137	3,661	2,983	749	723	191	42	2	853	867
3. 1999	5,031	3,151	1,880	5,187	3,765	884	645	301	99	4	1,864	1,168
4. 2000	9,378	7,239	2,140	10,154	7,682	1,610	1,299	470	170	12	3,083	1,846
5. 2001	8,926	2,868	6,057	7,972	3,338	1,199	528	338	105	255	5,540	1,010
6. 2002	4,562	702	3,860	3,082	758	315	103	211	125	43	2,622	244
7. 2003	3,694	847	2,847	1,547	298	424	116	205	6	1	1,758	208
8. 2004	8,405	1,964	6,441	3,949	1,134	625	103	259	2	2	3,593	420
9. 2005	12,452	2,470	9,982	4,457	892	418	68	293		2	4,208	542
10. 2006	12,792	1,937	10,855	2,137	114	132	4	347	0	6	2,497	552
11. 2007	13,582	1,819	11,763	1,158	0	42		286	0	2	1,485	524
12. Totals	XXX	XXX	XXX	43,305	20,964	6,399	3,589	2,901	550	329	27,502	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998	6	6	(0)	(0)	1	1	(0)	(0)	0	0		0	1
3. 1999	2	2	0	0	1	1	0	0	0	0		0	1
4. 2000	53	43	0	0	10	7	0	0	2	1	0	15	2
5. 2001	240	145	107	91	18	8	21	18	1		3	125	2
6. 2002	32	0	79	19	3		16	4	2		1	109	3
7. 2003	245	138	56	45	25	3	11	9	11		2	153	2
8. 2004	223	40	305	225	28	1	61	45	3		4	310	4
9. 2005	1,883	685	909	482	140	27	181	96	24		22	1,847	20
10. 2006	2,517	662	2,383	855	92	16	475	171	136		39	3,898	32
11. 2007	2,585	540	4,346	936	113	17	867	187	231		56	6,461	182
12. Totals	7,787	2,262	8,185	2,653	431	81	1,633	529	409	1	128	12,919	247

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	4,607	3,754	853	165.6	228.1	75.0			22.00	0	0
3. 1999	6,377	4,513	1,864	126.8	143.2	99.2			22.00	0	0
4. 2000	12,299	9,202	3,098	131.1	127.1	144.8			22.00	10	5
5. 2001	9,897	4,232	5,665	110.9	147.6	93.5			22.00	111	14
6. 2002	3,740	1,010	2,730	82.0	143.9	70.7			22.00	92	17
7. 2003	2,526	614	1,911	68.4	72.5	67.1			22.00	119	35
8. 2004	5,454	1,551	3,903	64.9	79.0	60.6			22.00	263	47
9. 2005	8,305	2,249	6,055	66.7	91.1	60.7			22.00	1,626	222
10. 2006	8,218	1,823	6,396	64.2	94.1	58.9			22.00	3,382	516
11. 2007	9,627	1,681	7,946	70.9	92.5	67.5			22.00	5,455	1,007
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	11,057	1,862

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	214	156	8	15	2			53	XXX
2. 1998	19,067	6,873	12,193	10,371	3,710	1,430	425	1,027	47	23	8,645	2,519
3. 1999	20,662	7,742	12,920	13,854	5,932	1,939	855	1,259	80	41	10,184	2,656
4. 2000	26,793	10,790	16,002	21,183	12,472	2,638	1,334	1,766	212	117	11,570	3,370
5. 2001	30,815	17,141	13,674	16,739	10,607	2,026	1,133	1,516	411	194	8,130	3,791
6. 2002	23,803	6,758	17,046	11,942	3,873	1,679	302	980	(90)	121	10,516	1,910
7. 2003	27,089	7,486	19,603	12,620	3,117	1,939	215	1,114	1	111	12,340	1,781
8. 2004	31,551	6,197	25,354	10,711	1,487	1,937	117	1,295		54	12,339	1,788
9. 2005	30,333	4,060	26,273	9,088	828	1,453	45	1,095		28	10,763	1,542
10. 2006	27,045	3,266	23,779	6,431	563	1,199	32	1,181		14	8,216	1,481
11. 2007	25,594	3,097	22,496	2,760	307	848	10	858		0	4,150	1,251
12. Totals	XXX	XXX	XXX	115,913	43,053	17,096	4,483	12,094	660	703	96,907	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	1,206	741	481	212	31	20	86	38	36		11	828	7
2. 1998	1,187	876	433	312	44	25	78	56	41		11	515	7
3. 1999	1,302	1,049	649	587	67	64	116	105	75		13	405	12
4. 2000	2,550	2,231	1,284	1,194	94	91	229	213	141		25	568	22
5. 2001	2,445	2,166	1,222	1,142	104	104	219	204	137		24	511	28
6. 2002	1,280	809	1,172	734	73	39	210	131	86		16	1,107	17
7. 2003	1,527	311	1,962	908	87	17	351	162	104		23	2,633	22
8. 2004	2,377	1,256	2,563	1,117	138	47	458	200	112		32	3,029	37
9. 2005	3,309	898	3,617	871	228	36	647	156	189		45	6,029	59
10. 2006	3,393	297	5,105	1,081	306	28	913	193	276		55	8,393	111
11. 2007	4,574	534	7,760	1,256	388	33	1,388	225	486		80	12,549	502
12. Totals	25,150	11,168	26,249	9,413	1,561	504	4,693	1,683	1,683	0	332	36,567	823

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	733	95
2. 1998	14,610	5,451	9,160	76.6	79.3	75.1			22.00	433	81
3. 1999	19,261	8,672	10,589	93.2	112.0	82.0			22.00	316	89
4. 2000	29,885	17,747	12,137	111.5	164.5	75.8			22.00	409	159
5. 2001	24,408	15,768	8,641	79.2	92.0	63.2			22.00	359	152
6. 2002	17,421	5,798	11,623	73.2	85.8	68.2			22.00	909	198
7. 2003	19,704	4,731	14,973	72.7	63.2	76.4			22.00	2,270	363
8. 2004	19,592	4,224	15,368	62.1	68.2	60.6			22.00	2,567	462
9. 2005	19,627	2,834	16,792	64.7	69.8	63.9			22.00	5,157	872
10. 2006	18,804	2,195	16,609	69.5	67.2	69.8			22.00	7,119	1,274
11. 2007	19,063	2,364	16,699	74.5	76.3	74.2			22.00	10,545	2,004
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	30,818	5,749

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	18	(77)	56	87	12		0	76	XXX
2. 1998	6,023	3,626	2,397	4,600	3,004	1,540	1,182	287	40	30	2,200	798
3. 1999	7,640	4,209	3,431	7,854	5,183	1,889	1,163	446	46	107	3,797	1,094
4. 2000	8,805	4,721	4,084	6,385	3,588	1,435	813	469	82	191	3,806	1,194
5. 2001	9,406	3,466	5,941	7,557	3,214	1,349	253	461	46	112	5,854	1,026
6. 2002	7,628	2,466	5,162	4,724	2,043	773	168	367	31	68	3,621	599
7. 2003	8,300	2,564	5,736	3,297	456	686	73	337	26	81	3,764	473
8. 2004	14,268	4,651	9,617	6,086	2,903	851	144	507	6	52	4,391	548
9. 2005	17,492	5,430	12,062	5,146	1,900	526	79	561	(0)	35	4,254	500
10. 2006	20,093	6,203	13,890	4,590	1,661	351	39	519	(0)	33	3,760	471
11. 2007	21,096	5,466	15,631	1,777	191	94	4	357		21	2,033	334
12. Totals	XXX	XXX	XXX	52,034	24,066	9,550	4,005	4,322	278	730	37,557	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	31	22	131	85	43	11	56	37	8	5	2	111	10
2. 1998	46	45	241	236	46	45	104	102	13	13	4	11	7
3. 1999	87	82	424	376	69	63	183	162	23	21	7	82	14
4. 2000	44	2	54	21	22	4	24	9	4	1	2	111	3
5. 2001	305	140	187	76	77	26	73	27	17		7	391	6
6. 2002	69	7	121	44	22	2	50	18	8		3	199	3
7. 2003	334	96	315	81	66	8	132	33	24		10	652	12
8. 2004	1,707	638	1,454	623	159	13	608	265	72		47	2,459	50
9. 2005	1,954	389	2,208	707	177	17	816	263	110		62	3,890	74
10. 2006	1,637	454	3,254	1,084	132	20	1,334	440	138		72	4,497	82
11. 2007	626	20	5,274	1,626	109	1	1,958	566	205		88	5,960	111
12. Totals	6,841	1,894	13,663	4,960	923	210	5,338	1,922	622	40	304	18,363	372

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	55	56
2. 1998	6,878	4,667	2,211	114.2	128.7	92.3			22.00	7	4
3. 1999	10,975	7,096	3,879	143.6	168.6	113.1			22.00	53	29
4. 2000	8,437	4,520	3,917	95.8	95.7	95.9			22.00	75	36
5. 2001	10,027	3,782	6,244	106.6	109.1	105.1			22.00	277	114
6. 2002	6,133	2,314	3,820	80.4	93.8	74.0			22.00	139	60
7. 2003	5,190	774	4,416	62.5	30.2	77.0			22.00	471	181
8. 2004	11,443	4,593	6,851	80.2	98.7	71.2			22.00	1,900	560
9. 2005	11,498	3,354	8,143	65.7	61.8	67.5			22.00	3,067	823
10. 2006	11,956	3,698	8,258	59.5	59.6	59.4			22.00	3,353	1,144
11. 2007	10,400	2,407	7,993	49.3	44.0	51.1			22.00	4,254	1,706
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	13,650	4,713

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX			3		0			3	XXX
2. 1998	143	72	70	9	4	23	19	2			11	7
3. 1999	186	90	96	90	13	22	4	8			102	6
4. 2000	226	75	150	130	87	68	32	7			87	7
5. 2001	260	67	194	20	29	28	13	5			11	6
6. 2002	252	35	217	64	9	63	13	8			113	4
7. 2003	334	28	306	89	84	19	3	7			29	6
8. 2004	378	27	350	26	3	31	10	6			51	4
9. 2005	436	25	411	36	18	7	3	5			28	2
10. 2006	417	2	415					1			1	1
11. 2007	332		332								0	
12. Totals	XXX	XXX	XXX	465	247	264	95	49	0	0	436	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior			9				5		0			14	
2. 1998			1				0		0			1	
3. 1999	2		2		2		1		0			7	0
4. 2000	44		9		1		5		2			61	0
5. 2001			9				5		1			14	
6. 2002			15				9		1			24	
7. 2003			23	2	1	1	13	1	1			35	0
8. 2004	12	5	59	6	6	3	34	5	4			96	0
9. 2005	68		89	13	13		51	7	9			209	1
10. 2006			128		1		73		11			212	0
11. 2007			119				68		12			199	
12. Totals	126	5	462	20	24	3	263	14	41	0	0	874	3

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	9	5
2. 1998	35	23	12	24.7	31.9	17.3			22.00	1	0
3. 1999	126	17	109	67.8	18.4	113.6			22.00	4	3
4. 2000	267	119	148	118.3	157.9	98.5			22.00	53	8
5. 2001	68	42	26	25.9	62.7	13.3			22.00	9	6
6. 2002	159	22	137	63.2	63.0	63.3			22.00	15	9
7. 2003	154	90	64	46.0	319.1	20.9			22.00	21	14
8. 2004	179	32	147	47.3	116.0	42.0			22.00	60	36
9. 2005	278	41	237	63.7	166.1	57.6			22.00	144	65
10. 2006	213	0	213	51.1	0.0	51.3			22.00	128	84
11. 2007	199	0	199	60.0	0.0	60.0			22.00	119	80
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	562	311

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	574	296	278	310	159	144	56	21			259	19
3. 1999	661	319	342	392	158	247	110	29			399	24
4. 2000	797	251	546	649	352	282	75	36			540	23
5. 2001	1,089	238	851	765	368	386	106	47			725	24
6. 2002	1,363	270	1,093	478	56	430	41	51			863	31
7. 2003	1,685	321	1,363	972	353	519	76	81			1,143	35
8. 2004	1,939	383	1,556	259	14	300	33	70			581	28
9. 2005	2,228	242	1,986	257	16	171	25	71			458	16
10. 2006	2,086	191	1,895	106	17	65	8	71			217	15
11. 2007	1,997	231	1,765	2	(2)	4		29			38	8
12. Totals	XXX	XXX	XXX	4,189	1,490	2,548	530	506	0	0	5,223	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			0	0			0	0	0			1	0
7. 2003	33		13	7	6		7	4	2			51	1
8. 2004			7	2	0		4	1	0			9	0
9. 2005	31	6	128	46	17	1	73	28	9			176	1
10. 2006	194	25	377	44	43	5	215	33	31			755	3
11. 2007	90		615	94	37		350	54	41			985	6
12. Totals	347	30	1,140	192	104	6	650	119	83	0	0	1,976	12

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	475	215	259	82.7	72.7	93.3			22.00	0	0
3. 1999	667	268	399	101.0	84.1	116.6			22.00	0	0
4. 2000	967	426	540	121.3	169.9	99.0			22.00	0	0
5. 2001	1,198	473	725	110.0	198.7	85.2			22.00	0	0
6. 2002	960	97	863	70.4	35.9	78.9			22.00	0	0
7. 2003	1,634	441	1,194	97.0	137.1	87.5			22.00	39	12
8. 2004	640	50	590	33.0	13.1	37.9			22.00	5	4
9. 2005	756	122	634	33.9	50.4	31.9			22.00	107	69
10. 2006	1,102	130	972	52.8	68.4	51.3			22.00	502	252
11. 2007	1,168	145	1,023	58.5	62.7	58.0			22.00	611	375
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,265	712

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

NONE

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	15	(0)	(3)		0			14	XXX
2. 1998	2,568	289	2,279	958	243	542	102	98			1,253	132
3. 1999	3,268	1,193	2,075	2,044	927	1,055	154	183		9	2,201	180
4. 2000	3,574	1,692	1,881	1,509	340	868	147	132			2,022	152
5. 2001	3,214	1,181	2,033	1,491	942	555	162	134		81	1,076	119
6. 2002	1,839	1,040	800	157	33	99	25	62			260	56
7. 2003	1,776	951	825	244	117	46	24	54	(15)		218	38
8. 2004	2,237	1,125	1,112	1,287	1,151	84	13	83	15	1	274	95
9. 2005	2,663	1,613	1,050	397	300	38	5	99		0	229	44
10. 2006	2,861	1,369	1,492	84	24	17	3	73			148	47
11. 2007	4,427	1,794	2,633	24	5	5	2	54			77	62
12. Totals	XXX	XXX	XXX	8,210	4,081	3 306	638	973	0	90	7,771	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	11		30	22	10		13	9	1		0	35	1
2. 1998	99	60	27	11	3		12	3	4		1	71	0
3. 1999	160	105	25	10	2	69	11	0	6		2	18	0
4. 2000	8	1	56	27	6	0	24	12	3		1	57	1
5. 2001	7		67	49	17	7	29	14	3		1	52	1
6. 2002	9	2	76	61	5	1	33	21	2		1	39	1
7. 2003	24	2	142	131	7	1	61	35	9		2	74	1
8. 2004	398	81	305	196	21	5	132	85	19		8	507	6
9. 2005	254	198	438	364	14	1	189	157	14		8	189	7
10. 2006	528	416	707	470	18	2	305	203	31		14	499	8
11. 2007	118	42	1,547	978	14	5	668	422	60		19	960	20
12. Totals	1,615	906	3,421	2,319	115	93	1,477	961	150	0	56	2,499	46

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	20	15
2. 1998	1,742	419	1,324	67.8	144.7	58.1			22.00	56	15
3. 1999	3,484	1,265	2,219	106.6	106.0	107.0			22.00	69	(52)
4. 2000	2,606	527	2,079	72.9	31.1	110.5			22.00	36	21
5. 2001	2,302	1,174	1,128	71.6	99.4	55.5			22.00	25	27
6. 2002	442	143	299	24.0	13.8	37.4			22.00	22	17
7. 2003	588	296	292	33.1	31.1	35.4			22.00	32	42
8. 2004	2,328	1,546	782	104.1	137.5	70.3			22.00	426	82
9. 2005	1,443	1,026	418	54.2	63.6	39.8			22.00	131	58
10. 2006	1,764	1,118	646	61.6	81.6	43.3			22.00	350	149
11. 2007	2,489	1,453	1,036	56.2	81.0	39.3			22.00	645	314
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,810	689

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX		(48)	1	48				1	XXX
2. 1998	2,788	425	2,363	1,294	403	778	162	97	5		1,599	83
3. 1999	3,179	502	2,677	866	231	710	141	95	1		1,299	103
4. 2000	3,420	793	2,627	1,180	553	891	243	164	28	2	1,411	114
5. 2001	3,684	1,098	2,585	1,633	691	1 106	413	212	73		1,776	125
6. 2002	1,751	621	1,131	643	373	435	243	144	64	22	542	83
7. 2003	154	9	145	6	6	18	8	123	102		31	12
8. 2004	638	341	297	31		107		90	38		191	37
9. 2005	861	135	726	64		73		102	26		214	55
10. 2006	929	126	803	96		36		44	2		172	44
11. 2007	1,031	239	792	44	5	7		40			86	48
12. Totals	XXX	XXX	XXX	5,857	2,216	4 164	1,257	1,111	338	24	7,321	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	6	4			11	7			1			6	0
2. 1998	6		2	1	2		1	0	0			9	0
3. 1999												0	
4. 2000	11		13	6	2		6	2	1			24	0
5. 2001	15	3	17	6	5	3	7	3	2	0	0	30	1
6. 2002	29		23	12	19		10	5	3		0	66	1
7. 2003												0	
8. 2004	(3)		26	5	4		11	2	1			32	0
9. 2005	1		55	11	1		24	5	3		0	67	1
10. 2006	2		101	12	9		43	5	5		0	143	3
11. 2007	29	6	164	56	19		71	24	10		1	208	11
12. Totals	95	13	401	108	70	11	173	47	26	0	2	587	19

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2	4
2. 1998	2,180	571	1,609	78.2	134.3	68.1			22.00	7	3
3. 1999	1,672	374	1,299	52.6	74.4	48.5			22.00	0	0
4. 2000	2,267	832	1,435	66.3	104.9	54.6			22.00	18	6
5. 2001	2,998	1,192	1,806	81.4	108.5	69.9			22.00	23	7
6. 2002	1,305	697	608	74.5	112.3	53.8			22.00	40	26
7. 2003	148	116	31	95.9	1,259.5	21.6			22.00	0	0
8. 2004	268	45	223	42.0	13.2	75.1			22.00	18	14
9. 2005	322	42	280	37.4	30.8	38.6			22.00	44	22
10. 2006	335	19	316	36.0	15.0	39.3			22.00	91	53
11. 2007	385	91	294	37.3	37.9	37.1			22.00	133	76
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	376	211

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	66	56	28	22			1	15	XXX
2. 2006	3,039	2,557	482	1,285	1,130	6		33		2	194	XXX
3. 2007	2,890	2,319	571	1,102	920	5	0	40			227	XXX
4. Totals	XXX	XXX	XXX	2,453	2,106	38	22	74	0	3	436	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	129	106	41	36	11	9	4	4	4		0	35	8
2. 2006	16	5	73	65	4	3	8	7	2		0	23	1
3. 2007	13		273	224	2		29	24	8		1	77	4
4. Totals	159	111	386	325	17	12	42	35	14	0	1	135	13

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	28	7
2. 2006	1,427	1,209	218	47.0	47.3	45.2			22.00	20	4
3. 2007	1,473	1,169	303	51.0	50.4	53.2			22.00	62	15
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	109	26

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(14)		26		16		18	28	XXX
2. 2006	2,396	166	2,229	1,133		35		173		74	1,341	210
3. 2007	2,799	75	2,724	1,234		39		166		61	1,439	269
4. Totals	XXX	XXX	XXX	2,352	0	101	0	355	0	154	2,809	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	3		24		16		3		1		2	47	15
2. 2006	7		62		2		8		2		5	80	15
3. 2007	253		264	0	9		35	0	13		38	575	62
4. Totals	262	0	350	0	28	0	47	0	16	0	45	703	92

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	27	21
2. 2006	1,421	0	1,421	59.3	0.0	63.8			22.00	69	12
3. 2007	2,014	0	2,014	72.0	0.1	73.9			22.00	517	58
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	612	91

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	27	31	53	61			22	(11)	XXX
2. 2006	17	16	1								0	XXX
3. 2007	20	18	1								0	XXX
4. Totals	XXX	XXX	XXX	27	31	53	61	0	0	22	(11)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	132	132	587	582	22	22	212	210	11	(0)	29	17	
2. 2006			3	3			1	1	0			1	
3. 2007			9	8			3	3	0			1	
4. Totals	132	132	599	593	22	22	216	214	11	(0)	29	19	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	5	12
2. 2006	4	4	1	24.9	23.6	40.5			22.00	0	0
3. 2007	12	11	1	61.4	59.5	87.0			22.00	1	1
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	6	13

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(731)	731								0	XXX
8. 2004		(586)	586								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			22.00	0	0
3. 1999	0	0	0	0.0	0.0	0.0			22.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			22.00	0	0
5. 2001	0	0	0	0.0	0.0	0.0			22.00	0	0
6. 2002	0	0	0	0.0	0.0	0.0			22.00	0	0
7. 2003	0	0	0	0.0	0.0	0.0			22.00	0	0
8. 2004	0	0	0	0.0	0.0	0.0			22.00	0	0
9. 2005	0	0	0	0.0	0.0	0.0			22.00	0	0
10. 2006	0	0	0	0.0	0.0	0.0			22.00	0	0
11. 2007	0	0	0	0.0	0.0	0.0			22.00	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	200	104	96	3	2	5	2	2			6	0
3. 1999	156	58	98					2			2	0
4. 2000	101	25	76	154	89	16	13	1			69	2
5. 2001	92	39	54	13	2	11	1	2	0		22	1
6. 2002	53	18	35	1	0						0	0
7. 2003	63	12	51					2			2	0
8. 2004	60	11	49	0				2			2	0
9. 2005	100	25	75	19	1	6		5			29	1
10. 2006	213	54	160	26	6	8	0	8		1	35	6
11. 2007	281	58	223	1	0	1	0	3			4	3
12. Totals	XXX	XXX	XXX	217	100	46	17	26	0	1	172	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			0	0			0	0	0			0	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	12	5	8	2	2		4	1	1			18	0
10. 2006	3		45	17	6		19	7	3			52	1
11. 2007	6	3	98	33	1	1	42	14	6			103	1
12. Totals	20	8	152	52	9	1	65	23	10	0	0	173	2

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	9	4	6	4.6	3.6	5.7			22.00	0	0
3. 1999	2	0	2	1.0	0.0	1.6			22.00	0	0
4. 2000	171	102	69	168.8	406.1	90.8			22.00	0	0
5. 2001	26	4	23	28.4	9.3	42.2			22.00	0	0
6. 2002	1	0	0	1.3	2.6	0.7			22.00	0	0
7. 2003	2	0	2	2.8	0.0	3.5			22.00	0	0
8. 2004	3	0	2	4.2	0.1	5.1			22.00	0	0
9. 2005	57	9	48	57.0	36.8	63.8			22.00	13	5
10. 2006	117	30	87	54.9	56.1	54.5			22.00	31	21
11. 2007	158	51	107	56.3	89.0	47.8			22.00	68	35
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	112	61

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	105	82	22	19		6	6	0			20	1
3. 1999	95	28	67	220	241	26	26	1			(20)	1
4. 2000	64	32	32								0	
5. 2001	44	29	16			7	7				0	0
6. 2002	(9)	(8)	(1)			0	0	0			0	
7. 2003	112	20	93								0	
8. 2004	114	(1)	115					0			0	
9. 2005	73	44	30								0	
10. 2006	116	35	81								0	
11. 2007	114	42	72								0	
12. Totals	XXX	XXX	XXX	239	241	39	39	1	0	0	(0)	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			4				2					5	
8. 2004			11				5					16	
9. 2005			13				6					19	
10. 2006			51				22					73	
11. 2007			35	16			15	7				28	
12. Totals	0	0	115	16	0	0	50	7	0	0	0	142	0

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	25	6	20	24.2	7.0	87.3			22.00	0	0
3. 1999	246	267	(20)	259.9	954.3	(30.3)			22.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			22.00	0	0
5. 2001	7	7	0	16.4	25.4	0.0			22.00	0	0
6. 2002	0	0	0	(5.0)	(2.7)	(33.3)			22.00	0	0
7. 2003	5	0	5	4.5	0.0	5.4			22.00	4	2
8. 2004	16	0	16	14.4	0.0	14.3			22.00	11	5
9. 2005	19	0	19	25.7	0.0	63.5			22.00	13	6
10. 2006	73	0	73	63.4	0.0	90.5			22.00	51	22
11. 2007	51	22	28	44.6	52.9	39.6			22.00	20	9
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	99	43

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	306	411	411	433	460	466	466	466	466	466	0	0
2. 1998	655	741	760	709	719	709	706	704	704	704	(0)	(0)
3. 1999	XXX	1,471	1,469	1,591	1,729	1,686	1,646	1,669	1,667	1,662	(5)	(7)
4. 2000	XXX	XXX	2,256	2,176	2,807	2,704	2,814	2,779	2,820	2,797	(23)	18
5. 2001	XXX	XXX	XXX	4,345	4,731	5,291	5,370	5,499	5,441	5,430	(11)	(69)
6. 2002	XXX	XXX	XXX	XXX	2,319	2,270	2,553	2,623	2,624	2,643	19	19
7. 2003	XXX	XXX	XXX	XXX	XXX	1,761	1,688	1,682	1,718	1,701	(17)	18
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,811	3,685	3,348	3,644	296	(41)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,509	5,692	5,739	47	230
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,111	5,913	(198)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,430	XXX	XXX
										12. Totals	108	168

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

1. Prior	5,133	5,288	5,036	4,905	4,929	5,011	5,281	5,335	5,377	5,393	15	58
2. 1998	6,976	7,543	8,575	7,526	7,779	7,810	7,943	8,092	8,233	8,139	(94)	47
3. 1999	XXX	8,049	9,036	9,095	9,577	9,690	9,400	9,258	9,285	9,336	50	78
4. 2000	XXX	XXX	10,764	12,367	10,445	9,973	9,854	10,519	10,663	10,443	(221)	(77)
5. 2001	XXX	XXX	XXX	8,623	8,794	8,377	8,299	7,493	7,364	7,398	34	(95)
6. 2002	XXX	XXX	XXX	XXX	10,674	10,695	10,374	10,638	10,498	10,467	(31)	(170)
7. 2003	XXX	XXX	XXX	XXX	XXX	12,380	12,843	13,763	13,986	13,756	(230)	(7)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,156	15,444	14,810	13,961	(850)	(1,484)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,677	16,749	15,508	(1,241)	(1,169)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,403	15,152	(251)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,354	XXX	XXX
										12. Totals	(2,818)	(2,821)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

1. Prior	1,705	1,939	2,036	2,285	2,426	2,636	2,733	2,753	2,853	2,829	(24)	76
2. 1998	1,608	1,868	2,107	2,038	2,015	1,978	1,992	1,977	1,979	1,965	(14)	(12)
3. 1999	XXX	2,077	2,647	2,884	3,134	3,372	3,443	3,454	3,461	3,477	15	22
4. 2000	XXX	XXX	3,101	3,307	3,317	3,466	3,314	3,474	3,454	3,526	72	52
5. 2001	XXX	XXX	XXX	4,650	4,757	5,326	5,592	5,788	5,793	5,813	19	24
6. 2002	XXX	XXX	XXX	XXX	3,361	3,395	3,515	3,416	3,438	3,476	39	60
7. 2003	XXX	XXX	XXX	XXX	XXX	3,684	3,903	3,933	3,929	4,082	153	149
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,332	5,307	5,404	6,278	874	972
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,145	6,736	7,473	737	1,328
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,257	7,600	343	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,432	XXX	XXX
										12. Totals	2,215	2,672

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	192	195	220	187	148	156	152	146	183	155	(27)	9
2. 1998	43	33	44	18	9	11	9	9	10	10	(0)	1
3. 1999	XXX	102	110	62	94	115	99	99	98	102	3	2
4. 2000	XXX	XXX	110	85	82	128	85	79	115	139	24	59
5. 2001	XXX	XXX	XXX	107	64	72	57	32	26	20	(5)	(11)
6. 2002	XXX	XXX	XXX	XXX	119	122	144	143	135	129	(6)	(14)
7. 2003	XXX	XXX	XXX	XXX	XXX	149	175	195	166	55	(111)	(140)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	196	195	171	136	(34)	(59)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	226	205	223	18	(4)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	241	201	(39)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	187	XXX	XXX
										12. Totals	(179)	(156)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	129	165	163	175	181	179	180	180	180	180	0	0
2. 1998	105	162	220	228	216	240	239	239	239	239	0	0
3. 1999	XXX	151	313	308	365	384	372	380	378	370	(7)	(10)
4. 2000	XXX	XXX	440	401	424	487	484	506	505	505	0	(1)
5. 2001	XXX	XXX	XXX	678	833	792	715	683	679	678	(1)	(5)
6. 2002	XXX	XXX	XXX	XXX	686	820	841	846	822	812	(9)	(34)
7. 2003	XXX	XXX	XXX	XXX	XXX	971	1,138	1,190	1,148	1,110	(38)	(80)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,117	1,073	723	520	(204)	(553)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,402	1,086	554	(531)	(848)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,223	869	(353)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	953	XXX	XXX
										12. Totals	(1,143)	(1,530)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	943	1,032	966	1,008	1,018	1,036	1,011	1,006	1,027	1,053	26	47
2. 1998	880	1,013	1,471	1,214	1,200	1,164	1,162	1,217	1,204	1,222	18	5
3. 1999	XXX	1,076	1,297	1,514	1,753	1,862	1,934	2,034	2,041	2,030	(11)	(4)
4. 2000	XXX	XXX	1,057	1,596	1,612	1,609	1,614	1,706	1,888	1,944	56	238
5. 2001	XXX	XXX	XXX	869	829	843	958	1,057	1,079	991	(88)	(66)
6. 2002	XXX	XXX	XXX	XXX	522	254	231	261	239	235	(4)	(25)
7. 2003	XXX	XXX	XXX	XXX	XXX	714	293	192	187	214	26	21
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	504	429	343	695	352	266
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	410	271	305	34	(105)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	560	542	(18)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	922	XXX	XXX
										12. Totals	391	377

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	1,155	1,058	971	955	947	1,010	1,032	1,055	1,045	1,050	5	(5)
2. 1998	892	1,277	1,347	1,380	1,434	1,449	1,530	1,520	1,512	1,517	5	(4)
3. 1999	XXX	1,291	1,264	1,164	1,233	1,232	1,204	1,205	1,205	1,205	0	(0)
4. 2000	XXX	XXX	1,443	1,442	1,454	1,423	1,415	1,363	1,308	1,298	(11)	(65)
5. 2001	XXX	XXX	XXX	1,443	1,634	1,642	1,730	1,716	1,683	1,665	(18)	(51)
6. 2002	XXX	XXX	XXX	XXX	466	436	495	506	533	526	(8)	20
7. 2003	XXX	XXX	XXX	XXX	XXX	19	25	10	10	10	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	201	189	168	169	0	(20)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	271	218	201	(16)	(70)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	269	269	0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	244	XXX	XXX
										12. Totals	(41)	(194)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	78	128	114	(14)	36
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	212	182	(30)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	255	XXX	XXX
										4. Totals	(44)	36

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	313	277	305	28	(9)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,241	1,246	6	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,835	XXX	XXX
										4. Totals	33	(9)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	7	(9)	(16)	(34)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0	(0)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	XXX	XXX
										4. Totals	(16)	(34)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	88	61	101	95	96	95	94	94	94	94	(0)	(0)
2. 1998	32	17	9	8	6	4	4	4	4	4	(0)	(0)
3. 1999	XXX	29	15	5	7	0					0	0
4. 2000	XXX	XXX	20	24	17	21	69	68	68	68	(0)	(0)
5. 2001	XXX	XXX	XXX	14	6	7	21	21	21	21	0	(1)
6. 2002	XXX	XXX	XXX	XXX	11	2	0	0	0	0	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	9	1	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16	1	1	1	(0)	(1)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38	17	42	25	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	76	(20)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	XXX	XXX
										12. Totals	4	3

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	101	241	202	237	235	234	233	234	234	234	0	0
2. 1998	12	14	23	22	20	30	19	19	19	19	0	0
3. 1999	XXX	14	0	12	10					(21)	(21)	(21)
4. 2000	XXX	XXX	11	5	5	[illegible]					0	0
5. 2001	XXX	XXX	XXX	6	4	2					0	0
6. 2002	XXX	XXX	XXX	XXX	1	(1)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	0				5	5	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30			16	16	16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16		19	19	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	73	30	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	XXX	XXX
										12. Totals	50	4

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007		
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	257	350	377	433	466	466	466	466	466	871	606
2. 1998	136	653	675	702	704	705	703	704	704	704	485	381
3. 1999	XXX	(15)	580	1,050	1,401	1,593	1,622	1,661	1,662	1,662	558	609
4. 2000	XXX	XXX	506	853	1,867	2,267	2,675	2,727	2,760	2,783	906	939
5. 2001	XXX	XXX	XXX	739	2,353	3,996	4,706	5,127	5,303	5,306	524	484
6. 2002	XXX	XXX	XXX	XXX	598	1,125	1,901	2,361	2,426	2,536	145	96
7. 2003	XXX	XXX	XXX	XXX	XXX	247	682	1,173	1,450	1,558	176	30
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	556	1,457	2,516	3,337	375	42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	966	2,411	3,915	467	55
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	960	2,150	438	83
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,199	255	88

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	1,659	2,616	3,266	3,559	3,844	4,059	4,293	4,549	4,600	6,529	1,761
2. 1998	1,537	3,758	5,276	6,110	6,663	7,120	7,250	7,520	7,673	7,665	1,923	589
3. 1999	XXX	2,000	4,926	6,650	8,144	8,553	8,678	8,868	8,954	9,005	2,093	551
4. 2000	XXX	XXX	2,584	6,515	7,425	8,716	9,198	9,539	9,947	10,016	2,672	675
5. 2001	XXX	XXX	XXX	1,831	4,690	6,059	6,216	6,627	6,864	7,025	2,855	907
6. 2002	XXX	XXX	XXX	XXX	2,777	6,125	7,684	8,645	9,251	9,446	1,529	364
7. 2003	XXX	XXX	XXX	XXX	XXX	2,981	6,901	8,951	10,341	11,227	1,404	356
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,568	7,713	9,901	11,044	1,376	375
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,753	7,802	9,668	1,179	304
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,545	7,035	1,024	347
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,292	496	254

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	847	1,348	1,683	1,809	2,121	2,337	2,541	2,657	2,721	2,325	1,641
2. 1998	748	1,056	1,584	1,778	1,895	1,943	1,958	1,946	1,951	1,954	449	342
3. 1999	XXX	793	1,349	2,031	2,575	3,195	3,284	3,343	3,357	3,397	674	406
4. 2000	XXX	XXX	977	1,987	2,530	2,913	3,037	3,216	3,363	3,419	804	387
5. 2001	XXX	XXX	XXX	1,790	3,087	3,862	4,809	5,229	5,461	5,439	718	302
6. 2002	XXX	XXX	XXX	XXX	1,085	1,848	2,519	2,933	3,144	3,286	415	181
7. 2003	XXX	XXX	XXX	XXX	XXX	1,412	2,118	2,683	3,097	3,454	305	155
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,407	2,308	2,850	3,890	305	193
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,322	2,966	3,693	267	160
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,310	3,241	247	142
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,676	142	81

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000			170	141	144	144	143	139	142	9	30
2. 1998				8	7	8	9	9	9	9	0	7
3. 1999	XXX			35	81	93	95	95	95	95	1	5
4. 2000	XXX	XXX		1	8	41	68	71	71	79	2	5
5. 2001	XXX	XXX	XXX	0	1	5	17	19	6	6	1	5
6. 2002	XXX	XXX	XXX	XXX		1	11	66	91	105	1	3
7. 2003	XXX	XXX	XXX	XXX	XXX	0	18	23	72	22	2	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		2	33	45	0	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	23	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	142	160	161	161	179	180	180	180	180	9	36
2. 1998	2	61	174	195	199	240	239	239	239	239	4	15
3. 1999	XXX	12	105	237	332	368	367	370	370	370	6	18
4. 2000	XXX	XXX	11	123	333	439	471	505	505	505	6	17
5. 2001	XXX	XXX	XXX	20	217	531	687	677	678	678	6	19
6. 2002	XXX	XXX	XXX	XXX	16	202	533	741	781	812	7	24
7. 2003	XXX	XXX	XXX	XXX	XXX	46	278	817	1,015	1,062	8	26
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	60	225	373	511	6	22
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	137	387	3	12
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	148	1	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	0	2

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	485	662	757	796	954	995	999	1,006	1,019	209	510
2. 1998	55	262	625	857	972	1,037	1,071	1,153	1,154	1,155	35	97
3. 1999	XXX	31	209	742	1,150	1,438	1,814	1,974	2,002	2,018	73	107
4. 2000	XXX	XXX	30	253	761	1,141	1,360	1,557	1,702	1,890	55	95
5. 2001	XXX	XXX	XXX	(26)	77	290	618	777	869	942	42	76
6. 2002	XXX	XXX	XXX	XXX	21	50	157	170	185	198	12	42
7. 2003	XXX	XXX	XXX	XXX	XXX	12	85	100	120	149	13	23
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	65	111	161	207	32	58
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	36	130	11	27
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	75	15	24
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	14	28

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	557	744	825	881	953	968	1,032	1,044	1,045	88	449
2. 1998	130	512	928	1,094	1,375	1,395	1,480	1,504	1,505	1,508	17	66
3. 1999	XXX	92	541	806	1,083	1,188	1,204	1,205	1,205	1,205	21	82
4. 2000	XXX	XXX	155	730	1,049	1,226	1,284	1,259	1,270	1,274	30	83
5. 2001	XXX	XXX	XXX	216	875	1,281	1,547	1,575	1,620	1,636	36	88
6. 2002	XXX	XXX	XXX	XXX	(5)	167	315	377	461	462	22	60
7. 2003	XXX	XXX	XXX	XXX	XXX	(4)	9	10	10	10	0	11
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	39	89	117	138	2	35
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	109	138	12	42
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	131	20	22
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	17	20

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	68	83	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	149	161	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	186	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	247	259	721	378
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	945	1,168	132	63
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,273	129	78

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(4)	(16)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	[illegible]	[illegible]	[illegible]	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	[illegible]	[illegible]	[illegible]	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	[illegible]						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	[illegible]	[illegible]					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	[illegible]	[illegible]	[illegible]				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	15	45	68	94	94	94	94	94	94	3	3
2. 1998			2	4	4	4	4	4	4	4	0	0
3. 1999	XXX											0
4. 2000	XXX	XXX		7	13	13	68	68	68	68	2	0
5. 2001	XXX	XXX	XXX	1	1	4	20	20	20	20	1	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2003	XXX	XXX	XXX	XXX	XXX							0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	3	25	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	27	3	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	175	184	224	231	234	233	234	234	234	7	9
2. 1998			19	19	19	19	19	19	19	19		1
3. 1999	XXX									(21)	0	0
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									0
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	144	30	12	4	0	0				
2. 1998	338	34	77	4	15	4	2			
3. 1999	XXX	889	323	152	95	2	13	1	1	
4. 2000	XXX	XXX	1,165	344	345	133	42	11	30	0
5. 2001	XXX	XXX	XXX	1,752	387	193	138	53	(27)	19
6. 2002	XXX	XXX	XXX	XXX	868	219	172	82	51	72
7. 2003	XXX	XXX	XXX	XXX	XXX	836	415	157	51	14
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,004	890	205	97
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,653	1,210	512
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,600	1,833
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,090

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	2,212	1,522	1,034	646	535	413	424	376	335	317
2. 1998	3,357	1,814	2,028	409	378	226	215	156	135	144
3. 1999	XXX	3,816	2,266	1,048	550	559	340	102	72	74
4. 2000	XXX	XXX	5,390	2,777	785	(76)	(95)	265	199	105
5. 2001	XXX	XXX	XXX	4,426	2,325	1,243	1,182	245	233	94
6. 2002	XXX	XXX	XXX	XXX	5,252	2,138	1,066	786	526	517
7. 2003	XXX	XXX	XXX	XXX	XXX	5,717	2,614	2,235	1,755	1,243
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8,494	4,213	2,575	1,705
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,145	4,902	3,237
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,549	4,743
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,668

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	751	385	255	186	156	263	177	102	113	65
2. 1998	549	379	239	152	74	27	22	19	20	8
3. 1999	XXX	870	572	262	101	85	62	57	41	68
4. 2000	XXX	XXX	1,423	603	241	201	29	46	11	48
5. 2001	XXX	XXX	XXX	1,581	687	341	194	144	63	158
6. 2002	XXX	XXX	XXX	XXX	1,283	793	506	216	141	108
7. 2003	XXX	XXX	XXX	XXX	XXX	1,597	1,296	623	453	332
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,947	2,039	1,397	1,173
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,703	2,374	2,055
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,788	3,064
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,041

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	53	27	24	4	4	4		2	21	14
2. 1998	43	26	32	7	2	1	(0)	0	1	1
3. 1999	XXX	66	70	26	8	12	4	5	4	3
4. 2000	XXX	XXX	108	48	25	12	16	7	22	15
5. 2001	XXX	XXX	XXX	106	60	44	31	8	19	14
6. 2002	XXX	XXX	XXX	XXX	119	78	69	28	31	23
7. 2003	XXX	XXX	XXX	XXX	XXX	148	139	100	51	33
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	196	151	119	81
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	220	177	120
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	241	200
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	187

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	37	5			1	0				
2. 1998	77	27	(4)	2	0	0				
3. 1999	XXX	96	116	21	0	10	0	4	2	
4. 2000	XXX	XXX	298	141	24	16	9	1	(0)	
5. 2001	XXX	XXX	XXX	494	220	21	23	4	0	
6. 2002	XXX	XXX	XXX	XXX	586	245	75	49	22	1
7. 2003	XXX	XXX	XXX	XXX	XXX	656	388	104	34	9
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	789	428	82	8
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	918	621	126
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	985	516
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	818

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	285	206	97	48	22	13	1	3	8	12
2. 1998	583	323	578	128	81	27	10	15	7	25
3. 1999	XXX	766	462	201	105	74	39	45	36	25
4. 2000	XXX	XXX	661	648	344	137	73	79	102	42
5. 2001	XXX	XXX	XXX	740	376	164	129	121	97	33
6. 2002	XXX	XXX	XXX	XXX	450	155	53	78	39	26
7. 2003	XXX	XXX	XXX	XXX	XXX	615	181	61	45	37
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	385	236	105	156
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	368	203	106
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	510	339
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	815

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	521	313	126	32	(23)		3	6		
2. 1998	516	324	172	60	18	11	15	5	4	2
3. 1999	XXX	868	338	130	64	24	0	(0)		
4. 2000	XXX	XXX	838	371	128	96	47	32	12	11
5. 2001	XXX	XXX	XXX	821	241	146	94	55	32	15
6. 2002	XXX	XXX	XXX	XXX	291	99	84	56	25	16
7. 2003	XXX	XXX	XXX	XXX	XXX	22	11			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	110	66	25	30
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	174	67	62
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	183	127
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	156

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	12	5
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	9
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	115		27
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	120	70
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	300

SCHEDULE P - PART 4K - FIDELITY/SURETY

	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	11	7
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

	1	2	3	4	5	6	7	8	9	10
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	29	12	4	2	2	1		0	0	
2. 1998	32	17	6	4	3	0		0	0	
3. 1999	XXX	29	14	5	7	0				
4. 2000	XXX	XXX	19	12	4	1	1	0	0	
5. 2001	XXX	XXX	XXX	13	4	0	1	1	0	0
6. 2002	XXX	XXX	XXX	XXX	11	2	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	9	1	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	15	1	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	9	9
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65	40
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	93

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	43	16	1	9	4					
2. 1998	12	14	3	3	1					
3. 1999	XXX	14	1	12	10					
4. 2000	XXX	XXX	11	5	5	1				
5. 2001	XXX	XXX	XXX	6	4	2				
6. 2002	XXX	XXX	XXX	XXX	1	(1)				
7. 2003	XXX	XXX	XXX	XXX	XXX	0				5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30			16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16		19
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	73
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	99	33	3	0		0				0
2. 1998	121	379	444	468	475	476	479	482	484	485
3. 1999	XXX	197	411	500	539	552	556	556	557	558
4. 2000	XXX	XXX	331	705	828	879	898	908	906	906
5. 2001	XXX	XXX	XXX	271	447	495	515	522	522	524
6. 2002	XXX	XXX	XXX	XXX	88	118	132	141	143	145
7. 2003	XXX	XXX	XXX	XXX	XXX	176	258	171	174	176
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	217	348	367	375
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	441	467
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	260	438
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	255

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	39	24	1	0	0				0	
2. 1998	322	116	30	17	8	8	5	5	1	1
3. 1999	XXX	220	120	52	25	8	3	4	2	1
4. 2000	XXX	XXX	414	185	85	37	17	4	3	2
5. 2001	XXX	XXX	XXX	298	103	46	21	10	6	2
6. 2002	XXX	XXX	XXX	XXX	58	23	10	6	5	3
7. 2003	XXX	XXX	XXX	XXX	XXX	79	24	8	4	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	113	27	13	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	183	39	20
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	171	32
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	182

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	32	31	(18)		(0)					
2. 1998	569	845	846	859	863	865	865	867	867	867
3. 1999	XXX	677	1,018	1,144	1,159	1,162	1,166	1,168	1,168	1,168
4. 2000	XXX	XXX	1,198	1,753	1,811	1,830	1,840	1,846	1,846	1,846
5. 2001	XXX	XXX	XXX	840	981	1,001	1,008	1,010	1,010	1,010
6. 2002	XXX	XXX	XXX	XXX	218	231	236	243	244	244
7. 2003	XXX	XXX	XXX	XXX	XXX	273	309	207	208	208
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	354	413	419	420
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	464	534	542
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	480	552
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	524

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	711	105	38	17	5	6	2	2	1	2
2. 1998	935	1,790	1,868	1,887	1,900	1,909	1,914	1,920	1,922	1,923
3. 1999	XXX	986	1,895	2,015	2,046	2,071	2,081	2,085	2,090	2,093
4. 2000	XXX	XXX	1,168	2,374	2,536	2,597	2,633	2,649	2,664	2,672
5. 2001	XXX	XXX	XXX	1,687	2,620	2,749	2,801	2,829	2,844	2,855
6. 2002	XXX	XXX	XXX	XXX	866	1,388	1,469	1,502	1,519	1,529
7. 2003	XXX	XXX	XXX	XXX	XXX	688	1,274	1,347	1,383	1,404
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	697	1,269	1,337	1,376
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	605	1,112	1,179
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	554	1,024
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	496

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	169	82	42	27	22	16	12	10	9	7
2. 1998	780	178	81	44	31	22	16	10	8	7
3. 1999	XXX	886	209	100	61	37	25	20	16	12
4. 2000	XXX	XXX	1,203	305	166	102	62	45	31	22
5. 2001	XXX	XXX	XXX	963	257	131	79	51	39	28
6. 2002	XXX	XXX	XXX	XXX	575	154	78	44	27	17
7. 2003	XXX	XXX	XXX	XXX	XXX	621	146	78	44	22
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	594	151	75	37
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	567	125	59
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	537	111
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	502

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	257	21	25		1	2	0			
2. 1998	2,032	2,502	2,530	2,511	2,514	2,515	2,516	2,517	2,518	2,519
3. 1999	XXX	2,202	2,617	2,640	2,646	2,653	2,654	2,656	2,656	2,656
4. 2000	XXX	XXX	2,831	3,320	3,351	3,357	3,364	3,366	3,369	3,370
5. 2001	XXX	XXX	XXX	3,415	3,755	3,772	3,780	3,784	3,786	3,791
6. 2002	XXX	XXX	XXX	XXX	1,707	1,893	1,903	1,906	1,909	1,910
7. 2003	XXX	XXX	XXX	XXX	XXX	1,565	1,760	1,772	1,778	1,781
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,561	1,765	1,780	1,788
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,399	1,530	1,542
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,355	1,481
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,251

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	110	23	25	7	11	10	13	12	7	6
2. 1998	287	395	415	435	438	440	442	446	447	449
3. 1999	XXX	392	592	632	647	658	664	670	671	674
4. 2000	XXX	XXX	460	737	770	785	795	800	803	804
5. 2001	XXX	XXX	XXX	489	654	683	698	710	716	718
6. 2002	XXX	XXX	XXX	XXX	294	384	399	408	413	415
7. 2003	XXX	XXX	XXX	XXX	XXX	214	287	298	303	305
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	189	281	294	305
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	179	250	267
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	177	247
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	142

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	86	63	45	41	34	41	37	22	18	10
2. 1998	138	58	32	16	14	10	15	11	7	7
3. 1999	XXX	177	74	39	26	18	19	15	11	14
4. 2000	XXX	XXX	247	62	33	22	12	7	3	3
5. 2001	XXX	XXX	XXX	170	60	38	25	15	9	6
6. 2002	XXX	XXX	XXX	XXX	104	31	20	11	6	3
7. 2003	XXX	XXX	XXX	XXX	XXX	82	30	20	13	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	127	55	52	50
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	112	67	74
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	113	82
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	118	18	49	2	16	17	8	6	5	
2. 1998	569	683	715	730	746	754	769	783	791	798
3. 1999	XXX	731	967	996	1,016	1,030	1,049	1,065	1,078	1,094
4. 2000	XXX	XXX	918	1,142	1,171	1,180	1,185	1,192	1,193	1,194
5. 2001	XXX	XXX	XXX	849	984	1,006	1,015	1,024	1,026	1,026
6. 2002	XXX	XXX	XXX	XXX	522	580	589	594	596	599
7. 2003	XXX	XXX	XXX	XXX	XXX	394	455	464	468	473
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	415	497	524	548
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	372	459	500
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	383	471
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	334

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	1	1	0	0				
2. 1998			0	0	0	0	0	0	0	0
3. 1999	XXX			0	0	1	1	1	1	1
4. 2000	XXX	XXX			0	0	2	2	2	2
5. 2001	XXX	XXX	XXX				0	1	1	1
6. 2002	XXX	XXX	XXX	XXX				0	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX			0	1	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	9	7	4	1	1	0	0	0	0	
2. 1998	0	2	3	1	0	0				
3. 1999	XXX	1	2	0	1	0				0
4. 2000	XXX	XXX	0	1	3	3	0	0	0	0
5. 2001	XXX	XXX	XXX	1	2	2	1	0		
6. 2002	XXX	XXX	XXX	XXX	0	1	2	2	1	
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	3	2	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	6	4	1						0	
2. 1998	1	4	7	7	7	7	7	7	7	7
3. 1999	XXX	1	3	4	5	5	5	6	6	6
4. 2000	XXX	XXX	0	2	5	6	6	7	7	7
5. 2001	XXX	XXX	XXX	1	2	4	6	6	6	6
6. 2002	XXX	XXX	XXX	XXX	1	2	3	4	4	4
7. 2003	XXX	XXX	XXX	XXX	XXX	0	2	5	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		2	4	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	3	1	0			0			
2. 1998		0	3	4	4	4	4	4	4	4
3. 1999	XXX		1	2	4	5	6	6	6	6
4. 2000	XXX	XXX		1	3	5	6	6	6	6
5. 2001	XXX	XXX	XXX	0	0	3	5	6	6	6
6. 2002	XXX	XXX	XXX	XXX	0	1	4	6	7	7
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	4	7	8
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	3	6
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	8	3	1	0	0	0				
2. 1998	14	8	3	0	0	0				
3. 1999	XXX	19	9	4	2	1	0	0	0	
4. 2000	XXX	XXX	18	8	5	1	0			
5. 2001	XXX	XXX	XXX	18	12	6	1	0		
6. 2002	XXX	XXX	XXX	XXX	21	13	4	1	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	23	11	6	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	19	9	4	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	5	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	0								
2. 1998	16	19	19	19	19	19	19	19	19	19
3. 1999	XXX	22	24	24	24	24	24	24	24	24
4. 2000	XXX	XXX	22	23	23	23	23	23	23	23
5. 2001	XXX	XXX	XXX	22	24	24	24	24	24	24
6. 2002	XXX	XXX	XXX	XXX	25	29	31	31	31	31
7. 2003	XXX	XXX	XXX	XXX	XXX	29	34	34	35	35
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	26	27	28	28
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	16	16
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	15
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	26	24	8	6	2	2	0			0
2. 1998	4	15	24	28	30	33	34	34	35	35
3. 1999	XXX	19	38	47	57	65	69	72	73	73
4. 2000	XXX	XXX	14	29	38	45	50	53	54	55
5. 2001	XXX	XXX	XXX	16	25	33	37	40	41	42
6. 2002	XXX	XXX	XXX	XXX	6	9	11	11	12	12
7. 2003	XXX	XXX	XXX	XXX	XXX	4	10	11	13	13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2	27	31	32
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	9	11
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	15
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	133	66	27	14	9	5	2	0	1	1
2. 1998	48	70	25	10	7	4	2	1	0	0
3. 1999	XXX	71	56	31	24	14	9	5	1	0
4. 2000	XXX	XXX	56	33	24	16	7	5	3	1
5. 2001	XXX	XXX	XXX	26	25	16	8	4	2	1
6. 2002	XXX	XXX	XXX	XXX	20	10	4	2	2	1
7. 2003	XXX	XXX	XXX	XXX	XXX	6	3	2	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14	9	8	6
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	6	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	59	20	(10)	(3)	0			0		
2. 1998	66	138	128	129	130	131	131	132	132	132
3. 1999	XXX	115	152	169	179	180	180	180	180	180
4. 2000	XXX	XXX	88	131	143	149	150	151	151	152
5. 2001	XXX	XXX	XXX	69	105	113	117	118	119	119
6. 2002	XXX	XXX	XXX	XXX	40	48	53	55	55	56
7. 2003	XXX	XXX	XXX	XXX	XXX	15	32	35	37	38
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	45	87	92	95
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	40	44
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32	47
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	62

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	7	21	6	2	1	0	1	0	0	
2. 1998	1	5	11	12	14	15	16	16	17	17
3. 1999	XXX	2	9	14	17	18	21	21	21	21
4. 2000	XXX	XXX	2	11	21	26	29	29	29	30
5. 2001	XXX	XXX	XXX	1	12	26	34	35	35	36
6. 2002	XXX	XXX	XXX	XXX	2	11	19	20	22	22
7. 2003	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	1	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	10	12
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	20
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	142	45	10	4	3	2	1	1	0	0
2. 1998	55	37	14	9	6	2	1	1	0	0
3. 1999	XXX	62	36	13	6	3				
4. 2000	XXX	XXX	79	40	17	6	2	2	1	0
5. 2001	XXX	XXX	XXX	89	43	19	6	4	2	1
6. 2002	XXX	XXX	XXX	XXX	46	20	6	4	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	1	2			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12	2	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18	5	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	50	(19)	(22)	(0)		0	0			
2. 1998	65	83	83	83	83	83	83	83	83	83
3. 1999	XXX	80	101	102	102	103	103	103	103	103
4. 2000	XXX	XXX	103	113	113	113	114	114	114	114
5. 2001	XXX	XXX	XXX	108	120	124	125	125	125	125
6. 2002	XXX	XXX	XXX	XXX	73	82	83	83	83	83
7. 2003	XXX	XXX	XXX	XXX	XXX	2	10	12	12	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	31	37	37	37
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52	55	55
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42	44
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	48

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	1		1	0					
2. 1998					0	0	0	0	0	0
3. 1999	XXX									
4. 2000	XXX	XXX	1	1	1	1	2	2	2	2
5. 2001	XXX	XXX	XXX	0	0	0	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	2	2	1	0					
2. 1998		0	0	0			0			
3. 1999	XXX		0							
4. 2000	XXX	XXX	0	0		0				
5. 2001	XXX	XXX	XXX			0				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	0							
2. 1998		0	0	0	0	0	1	0	0	0
3. 1999	XXX		0	0	0	0	0	0	0	0
4. 2000	XXX	XXX	1	2	2	2	2	2	2	2
5. 2001	XXX	XXX	XXX	0	0	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX		0	0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1	0	0		0					
2. 1998										
3. 1999	XXX								0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	2	1	0	0						
2. 1998		0	0	0	0					
3. 1999	XXX	0	0	0	0	0	0	0		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	0	(1)		(0)						
2. 1998		1	1	1	1	1	1	1	1	1
3. 1999	XXX	0	1	1	1	1	1	1	1	1
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(1)	2	(2)								
2. 1998	2,783	2,836	2,793	2,778	2,771	2,770	2,770	2,770	2,770	2,770	
3. 1999	XXX	4,975	5,276	5,160	5,174	5,180	5,178	5,178	5,178	5,178	
4. 2000	XXX	XXX	9,123	9,006	8,950	8,920	8,921	8,921	8,921	8,921	
5. 2001	XXX	XXX	XXX	9,172	8,863	8,808	8,807	8,808	8,808	8,808	
6. 2002	XXX	XXX	XXX	XXX	4,921	4,905	4,901	4,901	4,901	4,901	
7. 2003	XXX	XXX	XXX	XXX	XXX	2,651	2,659	2,683	2,683	2,683	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12,705	12,781	12,781	12,781	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,351	12,996	12,995	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,147	12,818	671
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,912	12,912
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,582
13. Earned Prems (P-Pt 1)	2,782	5,031	9,378	8,926	4,562	3,694	8,405	12,452	12,792	13,582	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior		2	(2)								
2. 1998	1,646	1,681	1,646	1,637	1,634	1,633	1,633	1,633	1,633	1,633	
3. 1999	XXX	3,113	3,350	3,280	3,286	3,289	3,288	3,288	3,288	3,288	
4. 2000	XXX	XXX	7,039	6,976	6,952	6,941	6,941	6,941	6,941	6,941	
5. 2001	XXX	XXX	XXX	3,011	2,925	2,912	2,912	2,912	2,912	2,912	
6. 2002	XXX	XXX	XXX	XXX	807	804	804	804	804	804	
7. 2003	XXX	XXX	XXX	XXX	XXX	186	186	194	194	194	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,267	6,271	6,271	6,271	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,459	2,522	2,522	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,874	1,964	90
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,729	1,729
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,819
13. Earned Prems.(P-Pt 1)	1,646	3,151	7,239	2,868	702	847	1,964	2,470	1,937	1,819	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	477	160	11	(7)	(1)	(2)			6	8	8
2. 1998	18,590	19,862	19,908	19,905	19,892	19,884	19,885	19,885	19,885	19,885	
3. 1999	XXX	19,229	20,360	20,670	20,578	20,545	20,547	20,546	20,555	20,577	22
4. 2000	XXX	XXX	28,100	31,501	31,619	31,525	31,480	31,467	31,487	31,503	16
5. 2001	XXX	XXX	XXX	28,198	30,286	30,269	30,240	30,233	30,279	30,317	38
6. 2002	XXX	XXX	XXX	XXX	22,386	23,326	23,311	23,312	23,319	23,333	14
7. 2003	XXX	XXX	XXX	XXX	XXX	27,516	29,385	29,357	29,342	29,339	(4)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	32,237	34,268	34,222	34,216	(6)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28,352	30,535	30,528	(8)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24,833	27,247	2,414
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23,099	23,099
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25,594
13. Earned Prems.(P-Pt 1)	19,067	20,662	26,793	30,815	23,803	27,089	31,551	30,333	27,045	25,594	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	119	94	17	(2)	(1)				0	1	1
2. 1998	6,755	7,376	7,401	7,437	7,420	7,416	7,416	7,416	7,416	7,416	
3. 1999	XXX	7,026	7,399	7,594	7,531	7,530	7,528	7,528	7,529	7,531	3
4. 2000	XXX	XXX	13,489	15,413	15,413	15,410	15,400	15,394	15,394	15,396	2
5. 2001	XXX	XXX	XXX	16,402	17,434	17,491	17,490	17,487	17,487	17,492	5
6. 2002	XXX	XXX	XXX	XXX	6,932	7,237	7,250	7,251	7,252	7,254	2
7. 2003	XXX	XXX	XXX	XXX	XXX	8,506	9,045	9,050	9,049	9,048	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8,128	8,358	8,351	8,350	(1)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,833	4,207	4,206	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,899	3,191	292
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,795	2,795
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,097
13. Earned Prems (P-Pt 1)	6,873	7,742	10,790	17,141	6,758	7,486	6,197	4,060	3,266	3,097	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	86	(2)	(1)		2						
2. 1998	5,936	6,078	6,074	6,078	6,080	6,079	6,079	6,079	6,079	6,079	
3. 1999	XXX	7,501	7,818	7,807	7,810	7,808	7,808	7,808	7,808	7,808	
4. 2000	XXX	XXX	9,150	9,373	9,386	9,385	9,385	9,382	9,382	9,382	0
5. 2001	XXX	XXX	XXX	9,483	9,498	9,505	9,496	9,496	9,496	9,496	0
6. 2002	XXX	XXX	XXX	XXX	7,757	7,847	7,796	7,795	7,794	7,793	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	8,228	8,324	8,333	8,327	8,327	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14,232	14,362	14,337	14,339	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,358	18,270	18,259	(11)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,213	20,191	978
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,127	20,127
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21,096
13. Earned Prems.(P-Pt 1)	6,023	7,640	8,805	9,406	7,623	8,300	14,268	17,492	20,093	21,096	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	59	0	(1)		2						
2. 1998	3,567	3,613	3,609	3,612	3,615	3,614	3,614	3,614	3,614	3,614	
3. 1999	XXX	4,163	4,335	4,336	4,341	4,339	4,339	4,339	4,339	4,339	
4. 2000	XXX	XXX	5,212	5,258	5,281	5,280	5,280	5,279	5,279	5,279	
5. 2001	XXX	XXX	XXX	3,708	3,705	3,710	3,708	3,709	3,709	3,709	0
6. 2002	XXX	XXX	XXX	XXX	2,600	2,631	2,623	2,622	2,622	2,622	
7. 2003	XXX	XXX	XXX	XXX	XXX	2,554	2,585	2,588	2,587	2,587	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,629	4,672	4,669	4,669	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,385	5,629	5,627	(3)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,964	6,217	253
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,214	5,214
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,466
13. Earned Prems.(P-Pt 1)	3,626	4,209	4,721	3,466	2,466	2,564	4,651	5,430	6,203	5,466	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	140	(1)	(0)	5	0	(0)					
2. 1998	2,428	2,476	2,475	2,478	2,481	2,481	2,481	2,481	2,479	2,479	
3. 1999	XXX	3,221	3,368	3,377	3,390	3,390	3,391	3,391	3,391	3,391	
4. 2000	XXX	XXX	3,427	3,576	3,575	3,571	3,576	3,576	3,576	3,576	
5. 2001	XXX	XXX	XXX	3,058	3,102	3,104	3,112	3,113	3,113	3,113	
6. 2002	XXX	XXX	XXX	XXX	1,790	1,759	1,767	1,766	1,766	1,766	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,847	1,870	1,873	1,873	1,873	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,301	2,348	2,328	2,328	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,616	2,832	2,816	(16)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,667	2,943	277
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,166	4,166
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,427
13. Earned Prems.(P-Pt 1)	2,568	3,268	3,574	3,214	1,839	1,776	2,237	2,663	2,861	4,427	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	24	0		4							
2. 1998	266	289	286	288	239	289	289	289	289	289	
3. 1999	XXX	1,170	1,258	1,260	1,232	1,262	1,263	1,263	1,263	1,263	
4. 2000	XXX	XXX	1,607	1,649	1,649	1,648	1,651	1,651	1,651	1,651	
5. 2001	XXX	XXX	XXX	1,323	1,337	1,336	1,341	1,344	1,344	1,344	
6. 2002	XXX	XXX	XXX	XXX	1,158	1,147	1,151	1,149	1,149	1,149	
7. 2003	XXX	XXX	XXX	XXX	XXX	909	920	925	925	925	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,547	1,657	1,645	1,645	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,497	1,588	1,581	(6)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,291	1,403	112
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,688	1,688
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,794
13. Earned Prems.(P-Pt 1)	289	1,193	1,692	1,181	1,040	951	1,125	1,613	1,369	1,794	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(3)	0	0	(0)							
2. 1998	2,791	2,702	2,700	2,599	2,700	2,700	2,700	2,700	2,700	2,700	
3. 1999	XXX	3,268	3,204	3,203	3,204	3,204	3,204	3,204	3,204	3,204	
4. 2000	XXX	XXX	3,486	3,521	3,533	3,516	3,516	3,516	3,516	3,516	
5. 2001	XXX	XXX	XXX	3,650	3,680	3,671	3,671	3,671	3,671	3,671	
6. 2002	XXX	XXX	XXX	XXX	1,709	1,670	1,670	1,671	1,671	1,671	
7. 2003	XXX	XXX	XXX	XXX	XXX	218	221	222	222	222	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	634	638	638	638	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	857	897	897	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	889	935	47
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	985	985
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,031
13. Earned Prems.(P-Pt 1)	2,788	3,179	3,420	3,684	1,751	154	638	861	929	1,031	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	7		(0)	(0)							
2. 1998	418	383	376	375	375	375	375	375	375	375	
3. 1999	XXX	537	472	471	473	473	473	473	473	473	
4. 2000	XXX	XXX	854	849	861	845	845	845	845	845	
5. 2001	XXX	XXX	XXX	1,714	1,761	1,752	1,752	1,752	1,752	1,752	
6. 2002	XXX	XXX	XXX	XXX	985	949	949	949	949	949	
7. 2003	XXX	XXX	XXX	XXX	XXX	72	73	73	73	73	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	340	341	341	341	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	135	142	142	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118	129	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	228	228
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	239
13. Earned Prems.(P-Pt 1)	425	502	793	1,098	621	9	341	135	126	239	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	640	640	640	640	640	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	922	922	922	922	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					0						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(731)	(586)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	8	(2)		2							
2. 1998	192	184	180	182	182	182	182	182	182	182	
3. 1999	XXX	167	125	123	123	123	123	123	123	123	
4. 2000	XXX	XXX	147	129	128	128	128	128	128	128	
5. 2001	XXX	XXX	XXX	110	104	98	98	99	99	99	
6. 2002	XXX	XXX	XXX	XXX	60	53	52	53	53	53	
7. 2003	XXX	XXX	XXX	XXX	XXX	75	77	77	77	77	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	59	60	60	60	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	98	104	107	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	206	218	12
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	267	267
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	281
13. Earned Prems.(P-Pt 1)	200	156	101	92	53	63	60	100	213	281	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	11	(2)		2							
2. 1998	93	88	87	88	88	88	88	88	88	88	
3. 1999	XXX	65	53	53	53	53	53	53	53	53	
4. 2000	XXX	XXX	38	35	34	34	34	34	34	34	
5. 2001	XXX	XXX	XXX	39	38	37	37	39	39	39	
6. 2002	XXX	XXX	XXX	XXX	19	18	18	20	20	20	
7. 2003	XXX	XXX	XXX	XXX	XXX	14	14	15	15	15	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	11	11	11	11	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	22	22	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	56	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55	55
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58
13. Earned Prems.(P-Pt 1)	104	58	25	39	18	12	11	25	54	58	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(6)	(1)	1								
2. 1998	110	84	84	84	84	84	84	84	84	84	
3. 1999	XXX	122	112	112	112	112	112	112	112	112	
4. 2000	XXX	XXX	74	71	70	70	(176)	(176)	(176)	(176)	
5. 2001	XXX	XXX	XXX	47	28	26	(304)	(304)	(304)	(304)	
6. 2002	XXX	XXX	XXX	XXX	14	14	5	5	5	5	
7. 2003	XXX	XXX	XXX	XXX	XXX	112	100	100	100	100	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	711	711	711	711	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73	73	73	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116	116	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114	114
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114
13. Earned Prems.(P-Pt 1)	105	95	64	44	(3)	112	114	73	116	114	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(2)	(1)	1								
2. 1998	84	64	64	64	64	64	64	64	64	64	
3. 1999	XXX	49	44	44	44	44	44	44	44	44	
4. 2000	XXX	XXX	37	35	34	34	14	14	14	14	
5. 2001	XXX	XXX	XXX	30	17	17	0	0	0	0	
6. 2002	XXX	XXX	XXX	XXX	3	6	6	6	6	6	
7. 2003	XXX	XXX	XXX	XXX	XXX	20	19	19	19	19	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	37	37	37	37	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	44	44	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35	35	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42	42
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42
13. Earned Prems.(P-Pt 1)	82	28	32	29	(8)	20	(1)	44	35	42	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	99,660		
1.12 Totals	99,660	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity
   5.2 Surety $18

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.
2) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002. The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.
3) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business. Effective 6/1/2005 the retention increased to $500,000.
4) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.
5) The medical malpractice excess reinsurance retention before 4/1/2004 was $200,000. Effective 4/1/2004, this retention increased to $300,000.
6) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.
7) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Savers Property and Casualty Insurance Company. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.
8) Effective 1/1/2005, Savers Property and Casualty Insurance Company began an intercompany pooling arrangement with Star Insurance Company (NAIC #18023), Williamsburg National Insurance Company (NAIC #25780) and Ameritrust Insurance Corporation (NAIC #10665). The respective percentages as of January 1, 2006 are: 22.0%, 56.6%, 11.4% and 10.0%. All lines of business are included in this arrangement except accident and health.
9) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities for PICL. Star assumed liabilities of $1.1 million from PICL, which are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

Exhibit 28.3 Williamsburg National Insurance Company's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	135	25	33	80	8		7	70	XXX
2. 1998	21,042	9,645	11,398	12,939	7,122	3,195	1,825	937	70	63	8,053	XXX
3. 1999	24,533	11,491	13,042	17,930	10,179	3,751	1,796	1,284	118	115	10,872	XXX
4. 2000	31,244	16,101	15,143	23,199	14,145	4,315	2,247	1,662	255	216	12,530	XXX
5. 2001	33,538	15,924	17,613	20,374	10,743	3,636	1,491	1,465	330	378	12,911	XXX
6. 2002	23,852	7,740	16,112	13,234	5,562	2,410	864	969	68	592	10,119	XXX
7. 2003	24,203	7,125	17,078	10,743	2,962	1,941	305	1,029	62	124	10,384	XXX
8. 2004	32,930	8,479	24,451	12,512	3,967	2,081	243	1,244	32	96	11,595	XXX
9. 2005	37,110	8,614	28,495	11,352	2,670	1,436	121	1,265	13	92	11,248	XXX
10. 2006	37,311	8,250	29,061	8,232	1,821	958	45	1,270	1	67	8,593	XXX
11. 2007	38,429	7,855	30,574	4,199	739	541	8	950	0	44	4,942	XXX
12. Totals	XXX	XXX	XXX	134,850	59,936	24,297	9,026	12,082	948	1,794	101,319	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	651	399	348	174	50	20	87	47	24	3	22	519	XXX
2. 1998	701	515	370	294	49	37	102	85	31	7	8	315	XXX
3. 1999	811	647	570	505	73	102	161	139	54	11	11	265	XXX
4. 2000	1,412	1,188	736	648	70	53	149	123	79	1	14	434	XXX
5. 2001	1,576	1,287	840	713	114	77	186	140	84	1	18	583	XXX
6. 2002	759	447	1,043	724	74	33	268	191	56	(1)	11	805	XXX
7. 2003	1,143	300	1,312	616	102	17	302	129	80	0	19	1,876	XXX
8. 2004	2,494	1,094	2,466	1,138	188	38	682	314	111	0	47	3,356	XXX
9. 2005	3,896	1,132	3,886	1,299	314	43	1,034	370	186	0	72	6,472	XXX
10. 2006	4,299	963	6,367	1,881	318	38	1,771	549	329		97	9,652	XXX
11. 2007	4,298	593	10,625	2,708	359	29	2,848	790	555		146	14,564	XXX
12. Totals	22,041	8,565	28,563	10,701	1,712	488	7,590	2,878	1,589	21	465	38,841	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	427	92
2. 1998	18,323	9,956	8,367	87.1	103.2	73.4			11.40	261	54
3. 1999	24,635	13,497	11,138	100.4	117.5	85.4			11.40	229	36
4. 2000	31,624	18,660	12,964	101.2	115.9	85.6			11.40	312	122
5. 2001	28,275	14,782	13,493	84.3	92.8	76.6			11.40	416	166
6. 2002	18,813	7,889	10,924	78.9	101.9	67.8			11.40	630	175
7. 2003	16,652	4,392	12,260	68.8	61.6	71.8			11.40	1,539	337
8. 2004	21,778	6,826	14,951	66.1	80.5	61.1			11.40	2,728	629
9. 2005	23,368	5,648	17,720	63.0	65.6	62.2			11.40	5,351	1,120
10. 2006	23,544	5,299	18,245	63.1	64.2	62.8			11.40	7,822	1,830
11. 2007	24,375	4,868	19,507	63.4	62.0	63.8			11.40	11,622	2,942
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	31,337	7,503

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	4,598	6,674	6,580	6,573	6,658	6,923	7,073	7,119	7,210	7,199	(11)	80
2. 1998	6,095	6,850	7,824	7,121	7,259	7,258	7,366	7,458	7,521	7,477	(44)	19
3. 1999	XXX	7,846	8,873	9,147	9,806	10,031	9,903	9,898	9,916	9,929	13	31
4. 2000	XXX	XXX	10,497	11,778	11,146	10,985	10,907	11,356	11,530	11,478	(52)	122
5. 2001	XXX	XXX	XXX	11,626	12,136	12,445	12,651	12,418	12,311	12,275	(36)	(142)
6. 2002	XXX	XXX	XXX	XXX	10,030	9,805	9,887	10,041	9,965	9,965	(0)	(75)
7. 2003	XXX	XXX	XXX	XXX	XXX	10,623	10,765	11,218	11,330	11,213	(117)	(5)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14,651	14,102	13,396	13,629	233	(473)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,608	16,740	16,283	(458)	(325)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,922	16,647	(275)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,002	XXX	XXX
										12. Totals	(746)	(769)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000	2,039	4,282	5,084	5,412	5,895	6,134	6,441	6,639	6,702	XXX	XXX
2. 1998	1,587	3,546	5,089	5,889	6,447	6,779	6,915	7,104	7,187	7,186	XXX	XXX
3. 1999	XXX	1,846	4,491	6,484	8,169	9,066	9,361	9,595	9,662	9,707	XXX	XXX
4. 2000	XXX	XXX	2,621	6,046	7,938	9,401	10,131	10,550	10,938	11,123	XXX	XXX
5. 2001	XXX	XXX	XXX	2,970	6,671	9,165	10,514	11,257	11,657	11,776	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	2,689	5,388	7,265	8,412	8,955	9,218	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	2,720	5,583	7,476	8,701	9,416	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,292	6,615	8,716	10,384	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,699	7,649	9,997	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,139	7,324	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,993	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1,545	1,335	852	499	384	377	335	265	253	215
2. 1998	2,884	1,539	1,623	399	297	153	137	101	87	93
3. 1999	XXX	3,903	2,158	966	490	397	238	110	80	87
4. 2000	XXX	XXX	5,194	2,565	976	243	67	229	195	114
5. 2001	XXX	XXX	XXX	5,229	2,269	1,116	928	327	217	173
6. 2002	XXX	XXX	XXX	XXX	4,751	1,948	1,054	672	433	395
7. 2003	XXX	XXX	XXX	XXX	XXX	5,047	2,623	1,703	1,239	868
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,819	4,167	2,336	1,695
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,484	4,959	3,250
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,880	5,708
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,975

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	1,442	853	589	1,897	1,546	388	375	99	22	1	442	449
3. 1999	2,607	1,633	974	2,688	1,951	458	334	156	52	2	966	605
4. 2000	4,860	3,751	1,109	5,262	3,981	834	673	243	88	6	1,597	957
5. 2001	4,625	1,486	3,139	4,131	1,729	622	273	175	54	132	2,871	523
6. 2002	2,364	364	2,000	1,597	393	163	53	109	65	22	1,359	126
7. 2003	1,914	439	1,475	802	154	220	60	106	3	0	911	108
8. 2004	4,355	1,018	3,338	2,047	588	324	54	134	1	1	1,862	218
9. 2005	6,453	1,280	5,173	2,310	462	217	35	152		1	2,181	281
10. 2006	6,628	1,004	5,625	1,107	59	69	2	180	0	3	1,294	286
11. 2007	7,038	942	6,095	600	0	22		148	0	1	769	272
12. Totals	XXX	XXX	XXX	22,440	10,863	3,316	1,860	1,503	285	171	14,251	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998	3	3	(0)	(0)	0	0	(0)	(0)	0	0		0	0
3. 1999	1	1	0	0	1	1	0	0	0	0		0	0
4. 2000	28	22	0	0	5	4	0	0	1	0	0	8	1
5. 2001	124	75	55	47	9	4	11	9	1		1	65	1
6. 2002	17	0	41	10	1		8	2	1		0	56	1
7. 2003	127	71	29	23	13	2	6	5	6		1	80	1
8. 2004	116	21	158	117	15	0	32	23	1		2	161	2
9. 2005	976	355	471	250	72	14	94	50	12		12	957	10
10. 2006	1,304	343	1,235	443	48	8	246	88	70		20	2,020	17
11. 2007	1,340	280	2,252	485	59	9	449	97	120		29	3,348	94
12. Totals	4,035	1,172	4,241	1,375	223	42	846	274	212	1	66	6,694	128

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	2,387	1,945	442	165.6	228.1	75.0			11.40	0	0
3. 1999	3,304	2,338	966	126.8	143.2	99.2			11.40	0	0
4. 2000	6,373	4,768	1,605	131.1	127.1	144.8			11.40	5	2
5. 2001	5,129	2,193	2,935	110.9	147.6	93.5			11.40	57	7
6. 2002	1,938	523	1,415	82.0	143.9	70.7			11.40	47	9
7. 2003	1,309	318	990	68.4	72.5	67.1			11.40	62	18
8. 2004	2,826	804	2,022	64.9	79.0	60.6			11.40	136	24
9. 2005	4,303	1,165	3,138	66.7	91.1	60.7			11.40	842	115
10. 2006	4,259	944	3,314	64.2	94.1	58.9			11.40	1,753	267
11. 2007	4,989	871	4,117	70.9	92.5	67.5			11.40	2,826	522
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	5,730	965

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	Premiums Earned 2 Ceded	Premiums Earned 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	Loss Payments 5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	Defense and Cost Containment Payments 7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	Adjusting and Other Payments 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	111	81	4	8	1			28	XXX
2. 1998	9,880	3,562	6,318	5,374	1,922	741	220	532	24	12	4,480	1,305
3. 1999	10,706	4,012	6,695	7,179	3,074	1,005	443	652	41	21	5,277	1,376
4. 2000	13,883	5,591	8,292	10,977	6,463	1,367	691	915	110	61	5,995	1,746
5. 2001	15,968	8,882	7,085	8,674	5,497	1,050	587	786	213	100	4,213	1,964
6. 2002	12,335	3,502	8,833	6,188	2,007	870	156	508	(47)	63	5,449	990
7. 2003	14,037	3,879	10,158	6,539	1,615	1,005	111	577	0	57	6,395	923
8. 2004	16,349	3,211	13,138	5,550	771	1,004	61	671		28	6,394	926
9. 2005	15,718	2,104	13,614	4,709	429	753	23	568		14	5,577	799
10. 2006	14,014	1,692	12,322	3,333	292	621	17	612		7	4,257	768
11. 2007	13,262	1,605	11,657	1,430	159	439	5	445		0	2,150	648
12. Totals	XXX	XXX	XXX	60,064	22,309	8,859	2,323	6,267	342	364	50,216	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	Case Basis 14 Ceded	Bulk + IBNR 15 Direct and Assumed	Bulk + IBNR 16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	Case Basis 18 Ceded	Bulk + IBNR 19 Direct and Assumed	Bulk + IBNR 20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	Adjusting and Other Unpaid 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	625	384	249	110	16	10	45	20	18		5	429	4
2. 1998	615	454	225	161	23	13	40	29	21		5	267	3
3. 1999	675	543	337	304	35	33	60	54	39		6	210	6
4. 2000	1,321	1,156	665	618	49	47	118	111	73		13	294	12
5. 2001	1,267	1,122	633	592	54	54	113	106	71		12	265	15
6. 2002	663	419	607	380	38	20	109	68	44		8	574	9
7. 2003	791	161	1,017	470	45	9	182	84	54		12	1,364	12
8. 2004	1,232	651	1,328	579	71	24	238	103	58		17	1,570	19
9. 2005	1,715	466	1,874	451	118	19	335	81	98		23	3,124	30
10. 2006	1,758	154	2,645	560	159	14	473	100	143		29	4,349	57
11. 2007	2,370	277	4,021	651	201	17	719	116	252		41	6,503	260
12. Totals	13,032	5,787	13,602	4,878	809	261	2,432	872	872	0	172	18,948	427

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	380	49
2. 1998	7,571	2,824	4,747	76.6	79.3	75.1			11.40	225	42
3. 1999	9,981	4,494	5,487	93.2	112.0	82.0			11.40	164	46
4. 2000	15,486	9,196	6,289	111.5	164.5	75.8			11.40	212	82
5. 2001	12,648	8,171	4,477	79.2	92.0	63.2			11.40	186	79
6. 2002	9,027	3,004	6,023	73.2	85.8	68.2			11.40	471	103
7. 2003	10,210	2,451	7,759	72.7	63.2	76.4			11.40	1,176	188
8. 2004	10,152	2,189	7,964	62.1	68.2	60.6			11.40	1,330	239
9. 2005	10,170	1,469	8,701	64.7	69.8	63.9			11.40	2,672	452
10. 2006	9,744	1,138	8,607	69.5	67.2	69.8			11.40	3,689	660
11. 2007	9,878	1,225	8,653	74.5	76.3	74.2			11.40	5,464	1,039
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	15,969	2,979

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	9	(40)	29	45	6		0	39	XXX
2. 1998	3,121	1,879	1,242	2,384	1,556	798	613	149	21	16	1,140	413
3. 1999	3,959	2,181	1,778	4,070	2,685	979	603	231	24	56	1,968	567
4. 2000	4,563	2,446	2,116	3,309	1,859	743	421	243	42	99	1,972	619
5. 2001	4,874	1,796	3,078	3,916	1,665	699	131	239	24	58	3,033	532
6. 2002	3,953	1,278	2,675	2,448	1,059	401	87	190	16	35	1,876	310
7. 2003	4,301	1,329	2,972	1,709	236	355	38	174	14	42	1,951	245
8. 2004	7,393	2,410	4,983	3,154	1,504	441	74	263	3	27	2,275	284
9. 2005	9,064	2,814	6,251	2,667	985	272	41	290	(0)	18	2,204	259
10. 2006	10,412	3,214	7,198	2,379	861	182	20	269	(0)	17	1,948	244
11. 2007	10,932	2,832	8,100	921	99	49	2	185		11	1,053	173
12. Totals	XXX	XXX	XXX	26,963	12,470	4,949	2,075	2,240	144	378	19,461	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	16	11	68	44	23	6	29	19	4	2	1	57	5
2. 1998	24	23	125	122	24	23	54	53	7	7	2	6	3
3. 1999	45	42	220	195	36	33	95	84	12	11	4	42	7
4. 2000	23	1	28	11	11	2	12	5	2	0	1	57	2
5. 2001	158	73	97	39	40	14	38	14	9		4	202	3
6. 2002	36	4	63	23	12	1	26	9	4		1	103	2
7. 2003	173	50	163	42	34	4	68	17	12		5	338	6
8. 2004	885	330	753	323	82	7	315	137	37		24	1,274	26
9. 2005	1,013	201	1,144	366	92	9	423	136	57		32	2,016	38
10. 2006	848	235	1,686	562	68	10	691	228	72		38	2,330	42
11. 2007	324	10	2,733	842	57	0	1,015	293	106		45	3,088	58
12. Totals	3,545	982	7,080	2,570	478	109	2,766	996	322	21	157	9,515	193

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	29	29
2. 1998	3,564	2,418	1,146	114.2	128.7	92.3			11.40	4	2
3. 1999	5,687	3,677	2,010	143.6	168.6	113.1			11.40	27	15
4. 2000	4,372	2,342	2,030	95.8	95.7	95.9			11.40	39	19
5. 2001	5,196	1,960	3,236	106.6	109.1	105.1			11.40	143	59
6. 2002	3,178	1,199	1,979	80.4	93.8	74.0			11.40	72	31
7. 2003	2,689	401	2,289	62.5	30.2	77.0			11.40	244	94
8. 2004	5,930	2,380	3,550	80.2	98.7	71.2			11.40	984	290
9. 2005	5,958	1,738	4,220	65.7	61.8	67.5			11.40	1,589	426
10. 2006	6,195	1,916	4,279	59.5	59.6	59.4			11.40	1,737	593
11. 2007	5,389	1,247	4,142	49.3	44.0	51.1			11.40	2,204	884
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	7,073	2,442

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX			1		0			2	XXX
2. 1998	74	38	36	5	2	12	10	1			6	4
3. 1999	96	46	50	46	7	11	2	4			53	3
4. 2000	117	39	78	68	45	35	16	4			45	4
5. 2001	135	35	100	10	15	15	7	3			6	3
6. 2002	131	18	113	33	5	33	7	4			59	2
7. 2003	173	15	158	46	43	10	1	4			15	3
8. 2004	196	14	181	14	2	16	5	3			26	2
9. 2005	226	13	213	19	9	4	1	3			14	1
10. 2006	216	1	215					0			0	0
11. 2007	172		172								0	
12. Totals	XXX	XXX	XXX	241	128	137	49	26	0	0	226	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net	Number of
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Losses and Expenses Unpaid	Claims Outstanding-Direct and Assumed
1. Prior			4				3		0			7	
2. 1998			0				0		0			0	
3. 1999	1		1		1		0		0			4	0
4. 2000	23		5		0		3		1			32	0
5. 2001			5				3		0			8	
6. 2002			8				4		0			13	
7. 2003			12	1	1	0	7	1	1			18	0
8. 2004	6	3	31	3	3	1	17	3	2			50	0
9. 2005	35		46	7	7		26	4	5			108	1
10. 2006			66		1		38		6			110	0
11. 2007			62				35		6			103	
12. Totals	65	3	239	10	12	2	136	7	21	0	0	453	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	4	3
2. 1998	18	12	6	24.7	31.9	17.3			11.40	0	0
3. 1999	65	9	57	67.8	18.4	113.6			11.40	2	2
4. 2000	138	62	77	118.3	157.9	98.5			11.40	28	4
5. 2001	35	22	13	25.9	62.7	13.3			11.40	5	3
6. 2002	83	11	71	63.2	63.0	63.3			11.40	8	5
7. 2003	80	47	33	46.0	319.1	20.9			11.40	11	7
8. 2004	93	16	76	47.3	116.0	42.0			11.40	31	19
9. 2005	144	21	123	63.7	166.1	57.6			11.40	75	34
10. 2006	110	0	110	51.1	0.0	51.3			11.40	66	44
11. 2007	103	0	103	60.0	0.0	60.0			11.40	62	41
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	291	161

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	297	153	144	161	82	75	29	11			134	10
3. 1999	343	165	177	203	82	128	57	15			207	12
4. 2000	413	130	283	336	182	146	39	18			280	12
5. 2001	564	123	441	396	190	200	55	24			376	13
6. 2002	706	140	567	248	29	223	21	26			447	16
7. 2003	873	167	706	504	183	269	40	42			592	18
8. 2004	1,005	199	806	134	7	155	17	36			301	15
9. 2005	1,155	125	1,029	133	8	89	13	37			237	8
10. 2006	1,081	99	982	55	9	34	4	37			113	8
11. 2007	1,035	120	915	1	(1)	2		15			20	4
12. Totals	XXX	XXX	XXX	2,171	772	1,321	275	262	0	0	2,706	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			0	0			0	0	0			0	0
7. 2003	17		7	4	3		4	2	1			26	0
8. 2004			4	1	0		2	0	0			5	0
9. 2005	16	3	66	24	9	1	38	14	5			91	1
10. 2006	100	13	195	23	23	3	111	17	16			391	2
11. 2007	47		319	49	19		182	28	21			511	3
12. Totals	180	16	591	100	54	3	337	62	43	0	0	1,024	6

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	246	111	134	82.7	72.7	93.3			11.40	0	0
3. 1999	346	139	207	101.0	84.1	116.6			11.40	0	0
4. 2000	501	221	280	121.3	169.9	99.0			11.40	0	0
5. 2001	621	245	376	110.0	198.7	85.2			11.40	0	0
6. 2002	497	50	447	70.4	35.9	78.9			11.40	0	0
7. 2003	847	228	618	97.0	137.1	87.5			11.40	20	6
8. 2004	332	26	306	33.0	13.1	37.9			11.40	3	2
9. 2005	392	63	328	33.9	50.4	31.9			11.40	55	36
10. 2006	571	68	504	52.8	68.4	51.3			11.40	260	131
11. 2007	605	75	530	58.5	62.7	58.0			11.40	316	194
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	655	369

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	Number of Claims
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	8	(0)	(1)		0			7	XXX
2. 1998	1,331	150	1,181	496	126	281	53	51			649	69
3. 1999	1,693	618	1,075	1,059	480	547	80	95		4	1,141	93
4. 2000	1,852	877	975	782	176	450	76	69			1,048	79
5. 2001	1,665	612	1,053	773	488	287	84	69		42	557	62
6. 2002	953	539	414	81	17	51	13	32			135	29
7. 2003	920	493	428	126	61	24	13	28	(8)		113	19
8. 2004	1,159	583	576	667	596	43	7	43	8	0	142	49
9. 2005	1,380	836	544	206	156	20	3	51		0	119	23
10. 2006	1,483	709	773	43	12	9	2	38			76	24
11. 2007	2,294	929	1,365	13	3	2	1	28			40	32
12. Totals	XXX	XXX	XXX	4,254	2,114	1,713	330	504	0	47	4,027	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Losses Unpaid: Case Basis: 14 Ceded	Losses Unpaid: Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid: Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid: Case Basis: 18 Ceded	Defense and Cost Containment Unpaid: Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid: Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	6		16	11	5		7	5	1		0	18	0
2. 1998	51	31	14	6	1		6	2	2		1	37	0
3. 1999	83	54	13	5	1	36	5	0	3		1	9	0
4. 2000	4	1	29	14	3	0	13	6	1		0	29	1
5. 2001	3		35	26	9	4	15	7	1		0	27	0
6. 2002	5	1	39	32	2	1	17	11	1		0	20	0
7. 2003	12	1	74	68	4	1	32	18	5		1	38	0
8. 2004	206	42	158	102	11	3	68	44	10		4	263	3
9. 2005	132	103	227	189	7	1	98	81	7		4	98	4
10. 2006	274	215	366	244	10	1	158	105	16		7	258	4
11. 2007	61	22	802	507	7	3	346	219	31		10	497	11
12. Totals	837	470	1,772	1,202	60	48	765	498	78	0	29	1,295	24

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage: 30 Ceded	Loss and Loss Expense Percentage: 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	10	8
2. 1998	903	217	686	67.8	144.7	58.1			11.40	29	8
3. 1999	1,805	656	1,150	106.6	106.0	107.0			11.40	36	(27)
4. 2000	1,350	273	1,077	72.9	31.1	110.5			11.40	19	11
5. 2001	1,193	608	584	71.6	99.4	55.5			11.40	13	14
6. 2002	229	74	155	24.0	13.8	37.4			11.40	11	9
7. 2003	304	153	151	33.1	31.1	35.4			11.40	17	22
8. 2004	1,206	801	405	104.1	137.5	70.3			11.40	221	42
9. 2005	748	532	216	54.2	63.6	39.8			11.40	68	30
10. 2006	914	579	335	61.6	81.6	43.3			11.40	181	77
11. 2007	1,290	753	537	56.2	81.0	39.3			11.40	334	163
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	938	357

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		(25)	1	25				1	XXX
2. 1998	1,445	220	1,224	671	209	403	84	50	3		829	43
3. 1999	1,647	260	1,387	449	120	368	73	49	1		673	53
4. 2000	1,772	411	1,361	611	287	461	126	85	14	1	731	59
5. 2001	1,909	569	1,340	846	358	573	214	110	38		920	65
6. 2002	908	322	586	333	193	226	126	74	33	11	281	43
7. 2003	80	5	75	3	3	9	4	64	53		16	6
8. 2004	331	177	154	16		55		47	19		99	19
9. 2005	446	70	376	33		38		53	13		111	29
10. 2006	481	65	416	50		18		23	1		89	23
11. 2007	534	124	411	23	3	4		21			44	25
12. Totals	XXX	XXX	XXX	3,035	1,148	2,158	651	575	175	13	3,794	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	3	2			6	4			0			3	0
2. 1998	3		1	0	1		0	0	0			5	0
3. 1999												0	
4. 2000	6		7	3	1		3	1	1			13	0
5. 2001	8	2	9	3	3	2	4	1	1	0	0	16	1
6. 2002	15		12	6	10		5	3	1		0	34	1
7. 2003												0	
8. 2004	(1)		14	3	2		6	1	1			17	0
9. 2005	0		28	6	0		12	3	1		0	35	1
10. 2006	1		52	6	5		23	3	3		0	74	1
11. 2007	15	3	85	29	10		37	12	5		1	108	6
12. Totals	49	7	208	56	36	6	90	24	13	0	1	304	10

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	2
2. 1998	1,129	296	834	78.2	134.3	68.1			11.40	3	1
3. 1999	867	194	673	52.6	74.4	48.5			11.40	0	0
4. 2000	1,175	431	744	66.3	104.9	54.6			11.40	10	3
5. 2001	1,554	618	936	81.4	108.5	69.9			11.40	12	4
6. 2002	676	361	315	74.5	112.3	53.8			11.40	21	14
7. 2003	76	60	16	95.9	1,259.5	21.6			11.40	0	0
8. 2004	139	23	115	42.0	13.2	75.1			11.40	9	7
9. 2005	167	22	145	37.4	30.8	38.6			11.40	23	12
10. 2006	173	10	164	36.0	15.0	39.3			11.40	47	27
11. 2007	199	47	152	37.3	37.9	37.1			11.40	69	39
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	195	109

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	34	29	14	11			0	8	XXX
2. 2006	1,575	1,325	250	666	586	3		17		1	101	XXX
3. 2007	1,498	1,202	296	571	477	3	0	21			118	XXX
4. Totals	XXX	XXX	XXX	1,271	1,091	20	12	38	0	1	226	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	67	55	21	19	6	5	2	2	2		0	18	4
2. 2006	8	2	38	33	2	2	4	4	1		0	12	1
3. 2007	7		141	116	1		15	13	4		0	40	2
4. Totals	82	57	200	168	9	6	22	18	7	0	1	70	7

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	14	4
2. 2006	739	627	113	47.0	47.3	45.2			11.40	10	2
3. 2007	763	606	157	51.0	50.4	53.2			11.40	32	8
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	57	13

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	(7)		14		8		10	15	XXX
2. 2006	1,241	86	1,155	587		18		90		39	695	109
3. 2007	1,450	39	1,411	639		20		86		31	746	139
4. Totals	XXX	XXX	XXX	1,219	0	52	0	184	0	80	1,455	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	1		12		8		2		1		1	24	8
2. 2006	3		32		1		4		1		3	42	8
3. 2007	131		137	0	5		18	0	7		20	298	32
4. Totals	136	0	181	0	14	0	24	0	8	0	23	364	47

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	14	11
2. 2006	737	0	737	59.3	0.0	63.8			11.40	36	6
3. 2007	1,044	0	1,044	72.0	0.1	73.9			11.40	268	30
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	317	47

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	14	16	28	31			12	(6)	XXX
2. 2006	9	8	1								0	XXX
3. 2007	10	10	1								0	XXX
4. Totals	XXX	XXX	XXX	14	16	28	31	0	0	12	(6)	XXX

	Losses Unpaid, Case Basis: 13 Direct and Assumed	Losses Unpaid, Case Basis: 14 Ceded	Losses Unpaid, Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid, Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid, Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid, Case Basis: 18 Ceded	Defense and Cost Containment Unpaid, Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid, Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	68	68	304	302	11	11	110	109	5	(0)	15	9	
2. 2006			2	1			1	1	0			0	
3. 2007			5	4			2	2	0			1	
4. Totals	68	68	310	307	11	11	112	111	6	(0)	15	10	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	3	6
2. 2006	2	2	0	24.9	23.6	40.5			11.40	0	0
3. 2007	6	6	1	61.4	59.5	87.0			11.40	0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3	7

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	Loss Payments 5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	Defense and Cost Containment Payments 7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	Adjusting and Other Payments 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(379)	379								0	XXX
8. 2004		(303)	303								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	Case Basis 14 Ceded	Bulk + IBNR 15 Direct and Assumed	Bulk + IBNR 16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	Case Basis 18 Ceded	Bulk + IBNR 19 Direct and Assumed	Bulk + IBNR 20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	Adjusting and Other Unpaid 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			11.40	0	0
3. 1999	0	0	0	0.0	0.0	0.0			11.40	0	0
4. 2000	0	0	0	0.0	0.0	0.0			11.40	0	0
5. 2001	0	0	0	0.0	0.0	0.0			11.40	0	0
6. 2002	0	0	0	0.0	0.0	0.0			11.40	0	0
7. 2003	0	0	0	0.0	0.0	0.0			11.40	0	0
8. 2004	0	0	0	0.0	0.0	0.0			11.40	0	0
9. 2005	0	0	0	0.0	0.0	0.0			11.40	0	0
10. 2006	0	0	0	0.0	0.0	0.0			11.40	0	0
11. 2007	0	0	0	0.0	0.0	0.0			11.40	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	104	54	50	1	1	3	1	1			3	0
3. 1999	81	30	51					1			1	0
4. 2000	53	13	40	80	46	8	7	1			36	1
5. 2001	48	20	28	7	1	5	1	1	0		12	1
6. 2002	28	9	18	0	0						0	0
7. 2003	33	6	26					1			1	0
8. 2004	31	6	25	0				1			1	0
9. 2005	52	13	39	10	0	3		2			15	1
10. 2006	110	28	83	13	3	4	0	4		0	18	3
11. 2007	146	30	116	0	0	0	0	2			2	1
12. Totals	XXX	XXX	XXX	112	52	24	9	14	0	0	89	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			0	0			0	0	0			0	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	6	3	4	1	1		2	1	0			9	0
10. 2006	1		23	9	3		10	4	1			27	0
11. 2007	3	1	51	17	1	0	22	7	3			53	0
12. Totals	10	4	79	27	5	0	34	12	5	0	0	90	1

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	5	2	3	4.6	3.6	5.7			11.40	0	0
3. 1999	1	0	1	1.0	0.0	1.6			11.40	0	0
4. 2000	89	53	36	168.8	406.1	90.8			11.40	0	0
5. 2001	14	2	12	28.4	9.3	42.2			11.40	0	0
6. 2002	0	0	0	1.3	2.6	0.7			11.40	0	0
7. 2003	1	0	1	2.8	0.0	3.5			11.40	0	0
8. 2004	1	0	1	4.2	0.1	5.1			11.40	0	0
9. 2005	29	5	25	57.0	36.8	63.8			11.40	7	3
10. 2006	61	16	45	54.9	56.1	54.5			11.40	16	11
11. 2007	82	27	55	56.3	89.0	47.8			11.40	35	18
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	58	32

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	Premiums Earned 2 Ceded	Premiums Earned 3 Net (Cols. 1 - 2)	Loss Payments 4 Direct and Assumed	Loss Payments 5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	Defense and Cost Containment Payments 7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	Adjusting and Other Payments 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	54	43	12	10		3	3	0			10	0
3. 1999	49	14	35	114	125	13	13	0			(10)	0
4. 2000	33	17	17								0	
5. 2001	23	15	8			4	4				0	0
6. 2002	(5)	(4)	(0)			0	0	0			0	
7. 2003	58	10	48								0	
8. 2004	59	(0)	60					0			0	
9. 2005	38	23	15								0	
10. 2006	60	18	42								0	
11. 2007	59	22	37								0	
12. Totals	XXX	XXX	XXX	124	125	20	20	1	0	0	(0)	XXX

	Losses Unpaid - Case Basis 13 Direct and Assumed	Losses Unpaid - Case Basis 14 Ceded	Losses Unpaid - Bulk + IBNR 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR 16 Ceded	Defense and Cost Containment Unpaid - Case Basis 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR 20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	Adjusting and Other Unpaid 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			2				1					3	
8. 2004			6				3					8	
9. 2005			7				3					10	
10. 2006			27				11					38	
11. 2007			18	8			8	3				15	
12. Totals	0	0	59	8	0	0	26	3	0	0	0	74	0

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	Total Losses and Loss Expenses Incurred 27 Ceded	Total Losses and Loss Expenses Incurred 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 31 Net	Nontabular Discount 32 Loss	Nontabular Discount 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	Net Balance Sheet Reserves after Discount 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	13	3	10	24.2	7.0	87.3			11.40	0	0
3. 1999	128	138	(10)	259.9	954.3	(30.3)			11.40	0	0
4. 2000	0	0	0	0.0	0.0	0.0			11.40	0	0
5. 2001	4	4	0	16.4	25.4	0.0			11.40	0	0
6. 2002	0	0	0	(5.0)	(2.7)	(33.3)			11.40	0	0
7. 2003	3	0	3	4.5	0.0	5.4			11.40	2	1
8. 2004	9	0	9	14.4	0.0	14.3			11.40	6	3
9. 2005	10	0	10	25.7	0.0	63.5			11.40	7	3
10. 2006	38	0	38	63.4	0.0	90.5			11.40	27	11
11. 2007	26	12	15	44.6	52.9	39.6			11.40	10	4
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	51	22

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

NONE

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage: 30 Ceded	Loss and Loss Expense Percentage: 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	159	213	213	224	238	242	241	242	242	242	0	0
2. 1998	339	384	394	367	373	367	366	365	365	365	(0)	(0)
3. 1999	XXX	762	761	825	896	874	853	865	864	861	(2)	(4)
4. 2000	XXX	XXX	1,169	1,127	1,455	1,401	1,458	1,440	1,461	1,449	(12)	9
5. 2001	XXX	XXX	XXX	2,252	2,451	2,742	2,783	2,850	2,819	2,814	(6)	(36)
6. 2002	XXX	XXX	XXX	XXX	1,202	1,177	1,323	1,359	1,359	1,369	10	10
7. 2003	XXX	XXX	XXX	XXX	XXX	913	875	872	890	881	(9)	10
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,975	1,909	1,735	1,888	153	(21)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,855	2,950	2,974	24	119
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,167	3,064	(103)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,850	XXX	XXX
										12. Totals	56	87

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	2,660	2,740	2,610	2,542	2,554	2,536	2,736	2,765	2,787	2,794	8	30
2. 1998	3,615	3,908	4,443	3,900	4,031	4,047	4,116	4,193	4,266	4,217	(49)	24
3. 1999	XXX	4,171	4,682	4,713	4,963	5,021	4,871	4,797	4,811	4,838	26	40
4. 2000	XXX	XXX	5,578	6,408	5,412	5,158	5,106	5,451	5,526	5,411	(114)	(40)
5. 2001	XXX	XXX	XXX	4,468	4,557	4,341	4,300	3,883	3,816	3,833	18	(49)
6. 2002	XXX	XXX	XXX	XXX	5,531	5,542	5,376	5,512	5,440	5,424	(16)	(88)
7. 2003	XXX	XXX	XXX	XXX	XXX	6,415	6,655	7,132	7,247	7,128	(119)	(4)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8,372	8,003	7,674	7,234	(440)	(769)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,642	8,679	8,036	(643)	(606)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,981	7,851	(130)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,956	XXX	XXX
										12. Totals	(1,460)	(1,462)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	884	1,005	1,055	1,184	1,257	1,392	1,416	1,426	1,478	1,466	(13)	39
2. 1998	833	968	1,092	1,056	1,044	1,025	1,032	1,025	1,025	1,018	(7)	(6)
3. 1999	XXX	1,076	1,371	1,494	1,624	1,747	1,784	1,790	1,794	1,802	8	12
4. 2000	XXX	XXX	1,607	1,714	1,719	1,796	1,717	1,800	1,790	1,827	37	27
5. 2001	XXX	XXX	XXX	2,410	2,465	2,760	2,898	2,999	3,002	3,012	10	13
6. 2002	XXX	XXX	XXX	XXX	1,742	1,759	1,821	1,770	1,781	1,801	20	31
7. 2003	XXX	XXX	XXX	XXX	XXX	1,909	2,023	2,038	2,036	2,115	80	77
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,763	2,750	2,800	3,253	453	503
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,184	3,490	3,872	382	688
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,760	3,938	178	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,851	XXX	XXX
										12. Totals	1,148	1,384

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior	99	101	114	97	77	81	79	76	95	81	(14)	5
2. 1998	22	17	23	9	5	6	5	5	5	5	(0)	0
3. 1999	XXX	53	57	32	49	59	51	51	51	53	2	1
4. 2000	XXX	XXX	57	44	42	66	44	41	60	72	12	31
5. 2001	XXX	XXX	XXX	55	33	37	30	16	13	11	(3)	(6)
6. 2002	XXX	XXX	XXX	XXX	62	63	75	74	70	67	(3)	(7)
7. 2003	XXX	XXX	XXX	XXX	XXX	77	91	101	86	29	(57)	(72)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	102	101	88	71	(18)	(31)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	117	106	115	9	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	125	104	(20)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	XXX	XXX
										12. Totals	(93)	(81)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	67	85	84	91	94	93	93	93	93	93	0	0
2. 1998	54	84	114	118	112	124	124	124	124	124	0	0
3. 1999	XXX	78	162	160	189	199	193	197	196	192	(4)	(5)
4. 2000	XXX	XXX	228	208	220	252	251	262	261	262	0	(1)
5. 2001	XXX	XXX	XXX	351	432	411	371	354	352	351	(0)	(3)
6. 2002	XXX	XXX	XXX	XXX	356	425	436	438	426	421	(5)	(18)
7. 2003	XXX	XXX	XXX	XXX	XXX	503	589	616	595	575	(19)	(41)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	579	556	375	269	(106)	(286)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	727	563	287	(275)	(439)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	634	451	(183)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	494	XXX	XXX
										12. Totals	(592)	(793)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	489	535	501	522	527	537	524	521	532	546	13	25
2. 1998	456	525	762	629	622	603	602	630	624	633	9	3
3. 1999	XXX	558	672	785	909	965	1,002	1,054	1,058	1,052	(6)	(2)
4. 2000	XXX	XXX	548	827	835	834	837	884	978	1,007	29	123
5. 2001	XXX	XXX	XXX	450	430	435	497	548	559	514	(46)	(34)
6. 2002	XXX	XXX	XXX	XXX	271	132	119	135	124	122	(2)	(13)
7. 2003	XXX	XXX	XXX	XXX	XXX	373	152	100	97	111	14	11
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	261	223	178	360	182	138
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	212	140	158	18	(54)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	290	281	(9)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	478	XXX	XXX
										12. Totals	202	195

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	599	548	503	495	491	524	535	547	542	544	3	(2)
2. 1998	462	662	698	715	743	751	793	788	783	786	2	(2)
3. 1999	XXX	669	655	603	639	639	624	624	624	624	0	(0)
4. 2000	XXX	XXX	748	747	754	738	733	706	678	672	(5)	(34)
5. 2001	XXX	XXX	XXX	748	846	851	896	889	872	863	(9)	(26)
6. 2002	XXX	XXX	XXX	XXX	241	226	257	262	276	272	(4)	10
7. 2003	XXX	XXX	XXX	XXX	XXX	10	13	5	5	5	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	104	98	87	87	0	(10)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	140	113	104	(8)	(36)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	139	140	0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	127	XXX	XXX
										12. Totals	(21)	(101)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40	66	59	(7)	19
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	110	94	(16)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	132	XXX	XXX
										4. Totals	(23)	19

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	162	144	158	14	(5)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	643	646	3	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	951	XXX	XXX
										4. Totals	17	(5)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	3	(5)	(8)	(18)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	(0)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	XXX	XXX
										4. Totals	(8)	(18)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	45	32	53	49	50	49	49	49	49	49	(0)	(0)
2. 1998	17	9	5	4	3	2	2	2	2	2	(0)	(0)
3. 1999	XXX	15	8	3	4	0					0	0
4. 2000	XXX	XXX	10	12	9	11	36	35	35	35	(0)	(0)
5. 2001	XXX	XXX	XXX	7	3	4	11	11	11	11	0	(0)
6. 2002	XXX	XXX	XXX	XXX	6	1	0	0	0	0	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	5	0	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8	1	0	0	(0)	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	9	22	13	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	50	39	(11)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	50	XXX	XXX
										12. Totals	2	1

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	52	125	105	123	122	121	120	121	121	121	0	0
2. 1998	6	7	12	12	10	16	10	10	10	10	0	0
3. 1999	XXX	7	0	6	5					(11)	(11)	(11)
4. 2000	XXX	XXX	5	3	3	1					0	0
5. 2001	XXX	XXX	XXX	3	2	1					0	0
6. 2002	XXX	XXX	XXX	XXX	0	(0)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	0				3	3	3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16			8	8	8
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8		10	10	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	38	16	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	XXX	XXX
										12. Totals	26	2

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	133	181	195	224	241	241	242	242	242	451	314
2. 1998	70	338	350	364	365	365	364	365	365	365	251	197
3. 1999	XXX	(8)	301	544	726	829	841	861	861	861	289	316
4. 2000	XXX	XXX	262	442	967	1,175	1,386	1,413	1,430	1,442	469	486
5. 2001	XXX	XXX	XXX	383	1,219	2,070	2,438	2,657	2,748	2,750	271	251
6. 2002	XXX	XXX	XXX	XXX	310	583	985	1,223	1,257	1,314	75	50
7. 2003	XXX	XXX	XXX	XXX	XXX	128	353	608	751	807	91	16
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	288	755	1,304	1,729	194	22
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	501	1,249	2,029	242	29
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	498	1,114	227	43
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	622	132	45

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	860	1,356	1,692	1,844	1,992	2,103	2,225	2,357	2,384	3,383	912
2. 1998	796	1,948	2,734	3,166	3,453	3,690	3,757	3,897	3,976	3,972	996	305
3. 1999	XXX	1,036	2,552	3,446	4,220	4,432	4,497	4,595	4,640	4,666	1,084	286
4. 2000	XXX	XXX	1,339	3,376	3,848	4,516	4,766	4,943	5,154	5,190	1,385	350
5. 2001	XXX	XXX	XXX	949	2,430	3,140	3,221	3,434	3,557	3,640	1,479	470
6. 2002	XXX	XXX	XXX	XXX	1,439	3,174	3,982	4,480	4,794	4,895	792	189
7. 2003	XXX	XXX	XXX	XXX	XXX	1,544	3,576	4,638	5,359	5,818	727	184
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,849	3,997	5,130	5,723	713	194
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,945	4,043	5,010	611	158
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,837	3,645	530	180
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,706	257	131

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	439	698	872	937	1,099	1,211	1,316	1,377	1,410	1,205	850
2. 1998	387	547	821	921	982	1,007	1,015	1,009	1,011	1,013	232	177
3. 1999	XXX	411	699	1,053	1,334	1,656	1,702	1,732	1,740	1,761	349	211
4. 2000	XXX	XXX	506	1,030	1,311	1,509	1,574	1,666	1,743	1,771	417	201
5. 2001	XXX	XXX	XXX	927	1,600	2,001	2,492	2,710	2,830	2,818	372	157
6. 2002	XXX	XXX	XXX	XXX	562	958	1,305	1,520	1,629	1,703	215	94
7. 2003	XXX	XXX	XXX	XXX	XXX	732	1,097	1,390	1,605	1,790	158	80
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	729	1,196	1,477	2,016	158	100
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	685	1,537	1,914	138	83
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,197	1,679	128	74
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	868	74	42

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000			88	73	75	75	74	72	74	5	16
2. 1998				4	4	4	5	5	5	5	0	4
3. 1999	XXX			18	42	43	49	49	49	49	0	3
4. 2000	XXX	XXX		1	4	21	35	37	37	41	1	3
5. 2001	XXX	XXX	XXX	0	0	3	9	10	3	3	0	3
6. 2002	XXX	XXX	XXX	XXX		1	6	34	47	54	1	2
7. 2003	XXX	XXX	XXX	XXX	XXX	0	9	12	37	11	1	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	17	23	0	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	12	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	74	83	83	84	93	93	93	93	93	5	19
2. 1998	1	32	90	101	103	124	124	124	124	124	2	8
3. 1999	XXX	6	54	123	172	190	190	192	192	192	3	10
4. 2000	XXX	XXX	5	64	173	228	244	262	262	262	3	9
5. 2001	XXX	XXX	XXX	11	112	275	356	351	351	351	3	10
6. 2002	XXX	XXX	XXX	XXX	8	105	276	384	405	421	4	12
7. 2003	XXX	XXX	XXX	XXX	XXX	24	144	423	526	550	4	13
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	31	117	193	265	3	12
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	71	200	1	6
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	76	0	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	0	1

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	251	343	393	412	500	516	518	521	528	108	264
2. 1998	29	136	324	444	504	537	555	597	598	598	18	50
3. 1999	XXX	16	108	385	596	776	940	1,023	1,037	1,046	38	55
4. 2000	XXX	XXX	16	131	394	591	705	807	882	979	29	49
5. 2001	XXX	XXX	XXX	(13)	40	150	320	403	451	488	22	39
6. 2002	XXX	XXX	XXX	XXX	11	26	81	88	96	103	6	22
7. 2003	XXX	XXX	XXX	XXX	XXX	6	44	52	62	77	7	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	34	58	83	107	17	30
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	18	67	5	14
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	39	8	13
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	7	14

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	289	386	427	457	494	502	535	541	542	46	233
2. 1998	67	266	481	567	712	723	767	779	780	781	9	34
3. 1999	XXX	47	280	417	561	616	624	624	624	624	11	43
4. 2000	XXX	XXX	80	378	544	635	666	652	658	660	16	43
5. 2001	XXX	XXX	XXX	112	454	664	802	816	840	848	19	46
6. 2002	XXX	XXX	XXX	XXX	(3)	87	163	195	239	240	11	31
7. 2003	XXX	XXX	XXX	XXX	XXX	(2)	5	5	5	5	0	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	20	46	61	71	1	18
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	57	71	6	22
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	68	10	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	9	10

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	35	43	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	77	83	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	128	134	373	196
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	490	605	69	33
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	660	67	41

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(2)	(8)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000	8	23	35	49	49	49	49	49	49	2	2
2. 1998			1	2	2	2	2	2	2	2	0	0
3. 1999	XXX											0
4. 2000	XXX	XXX		4	7	7	35	35	35	35	1	0
5. 2001	XXX	XXX	XXX	1	1	2	10	10	10	10	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2003	XXX	XXX	XXX	XXX	XXX							0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2	13	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	14	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	91	95	116	120	12[illegible]	120	121	121	121	3	5
2. 1998			10	10	10	10	10	10	10	10		0
3. 1999	XXX									(11)	0	0
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									0
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	75	16	6	2	0	0				
2. 1998	175	18	40	2	8	2	1			
3. 1999	XXX	461	167	79	49	1	7	0	1	
4. 2000	XXX	XXX	604	178	179	69	22	6	16	0
5. 2001	XXX	XXX	XXX	908	200	100	71	28	(14)	10
6. 2002	XXX	XXX	XXX	XXX	450	114	89	43	27	37
7. 2003	XXX	XXX	XXX	XXX	XXX	433	215	81	26	7
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,038	461	106	50
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,375	627	265
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,866	950
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,119

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	1,146	789	536	335	277	214	220	195	174	164
2. 1998	1,740	940	1,051	212	196	117	111	81	70	74
3. 1999	XXX	1,977	1,174	543	285	290	176	53	37	38
4. 2000	XXX	XXX	2,793	1,439	407	(39)	(49)	137	103	55
5. 2001	XXX	XXX	XXX	2,294	1,205	644	612	127	121	49
6. 2002	XXX	XXX	XXX	XXX	2,722	1,108	553	407	272	268
7. 2003	XXX	XXX	XXX	XXX	XXX	2,963	1,354	1,158	909	644
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,401	2,183	1,334	884
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,221	2,540	1,677
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,912	2,458
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,973

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	389	199	132	96	81	136	92	53	58	34
2. 1998	284	196	124	79	39	14	12	10	10	4
3. 1999	XXX	451	296	136	52	44	32	29	21	35
4. 2000	XXX	XXX	737	313	125	104	15	24	6	25
5. 2001	XXX	XXX	XXX	819	356	177	100	75	33	82
6. 2002	XXX	XXX	XXX	XXX	665	411	262	112	73	56
7. 2003	XXX	XXX	XXX	XXX	XXX	828	672	323	235	172
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,527	1,056	724	608
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,919	1,230	1,065
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,963	1,587
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,612

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	28	14	12	2	2	2		1	11	7
2. 1998	22	14	16	4	1	0	(0)	0	1	0
3. 1999	XXX	34	36	14	4	6	2	2	2	1
4. 2000	XXX	XXX	56	25	13	6	8	3	11	8
5. 2001	XXX	XXX	XXX	55	31	23	16	4	10	7
6. 2002	XXX	XXX	XXX	XXX	62	40	36	15	16	12
7. 2003	XXX	XXX	XXX	XXX	XXX	77	72	52	26	17
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	102	78	62	42
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114	92	62
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	125	104
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	19	3			0	0				
2. 1998	40	14	(2)	1	0	0				
3. 1999	XXX	50	60	11	0	5	0	2	1	
4. 2000	XXX	XXX	154	73	12	8	5	1	(0)	
5. 2001	XXX	XXX	XXX	256	114	11	12	2	0	
6. 2002	XXX	XXX	XXX	XXX	303	127	39	26	12	0
7. 2003	XXX	XXX	XXX	XXX	XXX	340	201	54	18	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	409	222	42	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	476	322	66
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	510	267
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	424

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	148	107	50	25	11	7	0	2	4	6
2. 1998	302	167	299	67	42	14	5	8	4	13
3. 1999	XXX	397	239	104	54	39	20	23	19	13
4. 2000	XXX	XXX	343	336	178	71	38	41	53	22
5. 2001	XXX	XXX	XXX	383	195	85	67	63	50	17
6. 2002	XXX	XXX	XXX	XXX	233	80	27	41	20	14
7. 2003	XXX	XXX	XXX	XXX	XXX	319	94	32	23	19
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	199	123	54	81
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	191	105	55
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	264	176
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	422

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	270	162	65	17	(12)		2	3		
2. 1998	268	168	89	31	9	6	8	3	2	1
3. 1999	XXX	450	175	67	33	13	0	(0)		
4. 2000	XXX	XXX	434	192	66	50	24	16	6	5
5. 2001	XXX	XXX	XXX	425	125	76	48	29	17	8
6. 2002	XXX	XXX	XXX	XXX	151	51	43	29	13	8
7. 2003	XXX	XXX	XXX	XXX	XXX	11	6			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	57	34	13	16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	90	35	32
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	95	66
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	81

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	6	3
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	5
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59		14
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	62	36
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	155

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	6	3
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	15	6	2	1	1	1		0	0	
2. 1998	17	9	3	2	1	0		0	0	
3. 1999	XXX	15	7	3	4	0				
4. 2000	XXX	XXX	10	6	2	1	1	0	0	
5. 2001	XXX	XXX	XXX	7	2	0	0	1	0	0
6. 2002	XXX	XXX	XXX	XXX	6	1	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	5	0	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	8	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	5	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34	21
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	48

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	22	8	1	4	2					
2. 1998	6	7	2	2	0					
3. 1999	XXX	7	0	6	5					
4. 2000	XXX	XXX	6	3	3	1				
5. 2001	XXX	XXX	XXX	3	2	1				
6. 2002	XXX	XXX	XXX	XXX	0	(0)				
7. 2003	XXX	XXX	XXX	XXX	XXX	0				3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16			8
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8		10
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	51	17	1	0		0				0
2. 1998	63	196	230	243	246	246	248	250	251	251
3. 1999	XXX	102	213	259	279	286	288	288	289	289
4. 2000	XXX	XXX	171	365	429	455	465	470	469	469
5. 2001	XXX	XXX	XXX	140	232	257	267	271	271	271
6. 2002	XXX	XXX	XXX	XXX	45	61	68	73	74	75
7. 2003	XXX	XXX	XXX	XXX	XXX	91	134	88	90	91
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	113	180	190	194
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	130	229	242
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	135	227
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	132

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	20	12	0	0	0				0	
2. 1998	167	60	16	9	4	4	3	2	1	0
3. 1999	XXX	114	62	27	13	4	2	2	1	0
4. 2000	XXX	XXX	214	96	44	19	9	2	1	1
5. 2001	XXX	XXX	XXX	155	53	24	11	5	3	1
6. 2002	XXX	XXX	XXX	XXX	30	12	5	3	2	1
7. 2003	XXX	XXX	XXX	XXX	XXX	41	12	4	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	58	14	7	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	95	20	10
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89	17
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	94

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	16	16	(9)		(0)					
2. 1998	295	438	438	445	447	448	448	449	449	449
3. 1999	XXX	351	527	593	600	602	604	605	605	605
4. 2000	XXX	XXX	621	909	938	948	954	956	957	957
5. 2001	XXX	XXX	XXX	435	509	519	522	523	523	523
6. 2002	XXX	XXX	XXX	XXX	113	120	122	126	126	126
7. 2003	XXX	XXX	XXX	XXX	XXX	141	160	107	108	108
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	183	214	217	218
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	240	276	281
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	249	286
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	272

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	368	54	19	9	2	3	1	1	1	1
2. 1998	485	928	968	978	985	989	992	995	996	996
3. 1999	XXX	511	982	1,044	1,060	1,073	1,078	1,080	1,083	1,084
4. 2000	XXX	XXX	605	1,230	1,314	1,346	1,364	1,373	1,381	1,385
5. 2001	XXX	XXX	XXX	874	1,358	1,425	1,451	1,466	1,474	1,479
6. 2002	XXX	XXX	XXX	XXX	449	719	761	779	787	792
7. 2003	XXX	XXX	XXX	XXX	XXX	356	660	698	717	727
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	361	658	693	713
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	314	576	611
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	287	530
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	257

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	88	43	22	14	11	8	6	5	5	4
2. 1998	404	92	42	23	16	11	8	5	4	3
3. 1999	XXX	459	108	52	31	19	13	10	8	6
4. 2000	XXX	XXX	623	158	86	53	32	23	16	12
5. 2001	XXX	XXX	XXX	499	133	68	41	27	20	15
6. 2002	XXX	XXX	XXX	XXX	298	80	40	23	14	9
7. 2003	XXX	XXX	XXX	XXX	XXX	322	75	40	23	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	308	78	39	19
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	294	65	30
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	278	57
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	260

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	133	11	13		0	1	0			
2. 1998	1,053	1,297	1,311	1,301	1,303	1,303	1,304	1,305	1,305	1,305
3. 1999	XXX	1,141	1,356	1,368	1,371	1,374	1,375	1,376	1,376	1,376
4. 2000	XXX	XXX	1,467	1,720	1,736	1,740	1,743	1,744	1,746	1,746
5. 2001	XXX	XXX	XXX	1,769	1,946	1,955	1,959	1,961	1,962	1,964
6. 2002	XXX	XXX	XXX	XXX	885	981	986	988	989	990
7. 2003	XXX	XXX	XXX	XXX	XXX	811	912	918	922	923
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	809	915	923	926
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	725	793	799
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	702	768
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	648

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	57	12	13	4	6	5	7	6	4	3
2. 1998	149	205	215	225	227	228	229	231	232	232
3. 1999	XXX	203	307	328	335	341	344	347	348	349
4. 2000	XXX	XXX	239	382	399	407	412	415	416	417
5. 2001	XXX	XXX	XXX	254	339	354	362	368	371	372
6. 2002	XXX	XXX	XXX	XXX	153	199	207	211	214	215
7. 2003	XXX	XXX	XXX	XXX	XXX	111	149	154	157	158
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	98	145	153	158
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	93	130	138
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	92	128
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	74

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	45	33	23	21	18	21	19	11	9	5
2. 1998	71	30	17	8	7	5	8	6	4	3
3. 1999	XXX	92	38	20	14	9	10	8	5	7
4. 2000	XXX	XXX	128	32	17	11	6	4	2	2
5. 2001	XXX	XXX	XXX	88	31	20	13	8	4	3
6. 2002	XXX	XXX	XXX	XXX	54	16	11	6	3	2
7. 2003	XXX	XXX	XXX	XXX	XXX	43	16	10	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	66	29	27	26
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	35	38
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	42
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	61	9	25	1	8	9	4	3	2	
2. 1998	295	354	371	378	386	391	399	406	410	413
3. 1999	XXX	379	501	516	527	534	544	552	558	567
4. 2000	XXX	XXX	475	592	607	611	614	618	618	619
5. 2001	XXX	XXX	XXX	440	510	521	526	531	531	532
6. 2002	XXX	XXX	XXX	XXX	270	301	305	308	309	310
7. 2003	XXX	XXX	XXX	XXX	XXX	204	236	240	242	245
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	215	257	272	284
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	193	238	259
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	199	244
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	173

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	0	1	0	0	0				
2. 1998			0	0	0	0	0	0	0	0
3. 1999	XXX			0	0	0	0	0	0	0
4. 2000	XXX	XXX			0	0	1	1	1	1
5. 2001	XXX	XXX	XXX				0	0	0	0
6. 2002	XXX	XXX	XXX	XXX				0	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX			0	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	4	2	1	0	0	0	0	0	
2. 1998	0	1	1	0	0	0				
3. 1999	XXX	0	1	0	1	0				0
4. 2000	XXX	XXX	0	1	2	2	0	0	0	0
5. 2001	XXX	XXX	XXX	0	1	1	1	0		
6. 2002	XXX	XXX	XXX	XXX	0	0	1	1	0	
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	2	1						0	
2. 1998	0	2	4	4	4	4	4	4	4	4
3. 1999	XXX	1	2	2	2	3	3	3	3	3
4. 2000	XXX	XXX	0	1	3	3	3	3	4	4
5. 2001	XXX	XXX	XXX	0	1	2	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	1	2	2	2	2
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	2	3	3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	2	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	0	0			0			
2. 1998		0	1	2	2	2	2	2	2	2
3. 1999	XXX		0	1	2	3	3	3	3	3
4. 2000	XXX	XXX		1	1	3	3	3	3	3
5. 2001	XXX	XXX	XXX	0	0	2	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	0	2	3	3	4
7. 2003	XXX	XXX	XXX	XXX	XXX	0	0	2	4	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	2	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	1	0	0	0	0				
2. 1998	7	4	1	0	0	0				
3. 1999	XXX	10	5	2	1	0	0	0	0	
4. 2000	XXX	XXX	9	4	3	1	0			
5. 2001	XXX	XXX	XXX	9	6	3	0	0		
6. 2002	XXX	XXX	XXX	XXX	11	7	2	1	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	12	6	3	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	10	5	2	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	3	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	0								
2. 1998	8	10	10	10	10	10	10	10	10	10
3. 1999	XXX	12	13	12	12	12	12	12	12	12
4. 2000	XXX	XXX	11	12	12	12	12	12	12	12
5. 2001	XXX	XXX	XXX	12	13	13	13	13	13	13
6. 2002	XXX	XXX	XXX	XXX	13	15	16	16	16	16
7. 2003	XXX	XXX	XXX	XXX	XXX	15	17	18	18	18
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	13	14	15	15
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	8	8
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	13	12	4	3	1	1	0			0
2. 1998	2	8	13	15	16	17	17	18	18	18
3. 1999	XXX	10	20	24	29	34	36	38	38	38
4. 2000	XXX	XXX	7	15	19	23	26	27	28	29
5. 2001	XXX	XXX	XXX	8	13	17	19	21	21	22
6. 2002	XXX	XXX	XXX	XXX	3	5	6	6	6	6
7. 2003	XXX	XXX	XXX	XXX	XXX	2	5	6	6	7
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	14	16	17
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5	5
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	8
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	69	34	14	7	5	2	1	0	1	0
2. 1998	25	36	13	5	4	2	1	1	0	0
3. 1999	XXX	37	29	16	13	7	5	3	0	0
4. 2000	XXX	XXX	29	17	13	8	4	2	1	1
5. 2001	XXX	XXX	XXX	14	13	8	4	2	1	0
6. 2002	XXX	XXX	XXX	XXX	10	5	2	1	1	0
7. 2003	XXX	XXX	XXX	XXX	XXX	3	2	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	5	4	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	3	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	4
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	30	10	(5)	(1)	0			0		
2. 1998	34	71	66	67	68	68	68	69	69	69
3. 1999	XXX	60	79	88	93	93	93	93	93	93
4. 2000	XXX	XXX	46	68	74	77	78	78	78	79
5. 2001	XXX	XXX	XXX	36	54	58	60	61	61	62
6. 2002	XXX	XXX	XXX	XXX	21	25	27	28	29	29
7. 2003	XXX	XXX	XXX	XXX	XXX	8	16	18	19	19
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	23	45	48	49
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	21	23
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	24
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	11	3	1	1	0	0	0	0	
2. 1998	0	3	6	6	7	8	8	8	9	9
3. 1999	XXX	1	4	7	9	9	11	11	11	11
4. 2000	XXX	XXX	1	6	11	14	15	15	15	16
5. 2001	XXX	XXX	XXX	0	6	13	18	18	18	19
6. 2002	XXX	XXX	XXX	XXX	1	6	10	11	11	11
7. 2003	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5	6
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	10
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	74	23	5	2	1	1	0	0	0	0
2. 1998	29	19	7	4	3	1	1	0	0	0
3. 1999	XXX	32	19	7	3	2				
4. 2000	XXX	XXX	41	21	9	3	1	1	0	0
5. 2001	XXX	XXX	XXX	46	22	10	3	2	1	1
6. 2002	XXX	XXX	XXX	XXX	24	10	3	2	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6	1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	26	(10)	(11)	(0)		0	0			
2. 1998	34	43	43	43	43	43	43	43	43	43
3. 1999	XXX	42	53	53	53	53	53	53	53	53
4. 2000	XXX	XXX	53	58	59	59	59	59	59	59
5. 2001	XXX	XXX	XXX	56	62	64	65	65	65	65
6. 2002	XXX	XXX	XXX	XXX	38	42	43	43	43	43
7. 2003	XXX	XXX	XXX	XXX	XXX	1	5	6	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16	19	19	19
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	29	29
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	23
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	0		0	0					
2. 1998					0	0	0	0	0	0
3. 1999	XXX									
4. 2000	XXX	XXX	0	0	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	1	0	0					
2. 1998		0	0	0			0			
3. 1999	XXX		0							
4. 2000	XXX	XXX	0	0		0				
5. 2001	XXX	XXX	XXX			0				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	1	0							
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX		0	0	0	0	0	0	0	0
4. 2000	XXX	XXX	0	1	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX		0	0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1	0	0		0					
2. 1998										
3. 1999	XXX								0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1	1	0	0						
2. 1998		0	0	0	0					
3. 1999	XXX	0	0	0	0	0	0	0		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	0	(0)		(0)						
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX	0	0	0	0	0	0	0	0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(0)	1	(1)								
2. 1998	1,442	1,470	1,447	1,440	1,435	1,435	1,435	1,435	1,435	1,435	
3. 1999	XXX	2,578	2,734	2,674	2,681	2,684	2,683	2,683	2,683	2,683	
4. 2000	XXX	XXX	4,727	4,667	4,638	4,622	4,623	4,623	4,623	4,623	
5. 2001	XXX	XXX	XXX	4,753	4,592	4,564	4,564	4,564	4,564	4,564	
6. 2002	XXX	XXX	XXX	XXX	2,550	2,542	2,540	2,540	2,540	2,540	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,374	1,378	1,390	1,390	1,390	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,583	6,623	6,623	6,623	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,400	6,734	6,734	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,294	6,642	347
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,691	6,691
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,038
13. Earned Prems.(P-Pt 1)	1,442	2,607	4,860	4,625	2,364	1,914	4,355	6,453	6,628	7,038	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior		1	(1)								
2. 1998	853	871	853	848	847	846	846	846	846	846	
3. 1999	XXX	1,613	1,736	1,699	1,703	1,704	1,704	1,704	1,704	1,704	
4. 2000	XXX	XXX	3,647	3,615	3,602	3,597	3,597	3,597	3,597	3,597	
5. 2001	XXX	XXX	XXX	1,560	1,516	1,509	1,509	1,509	1,509	1,509	
6. 2002	XXX	XXX	XXX	XXX	418	417	417	417	417	417	
7. 2003	XXX	XXX	XXX	XXX	XXX	96	97	100	100	100	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,248	3,250	3,250	3,250	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,274	1,307	1,307	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	971	1,017	47
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	896	896
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	942
13. Earned Prems.(P-Pt 1)	853	1,633	3,751	1,486	364	439	1,018	1,280	1,004	942	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	247	83	6	(4)	(0)	(1)			3	4	4
2. 1998	9,633	10,292	10,316	10,314	10,308	10,304	10,304	10,304	10,304	10,304	
3. 1999	XXX	9,964	10,550	10,711	10,663	10,646	10,647	10,647	10,651	10,663	12
4. 2000	XXX	XXX	14,561	16,323	16,384	16,336	16,312	16,305	16,316	16,324	8
5. 2001	XXX	XXX	XXX	14,612	15,694	15,685	15,670	15,666	15,690	15,710	19
6. 2002	XXX	XXX	XXX	XXX	11,600	12,087	12,079	12,080	12,084	12,091	7
7. 2003	XXX	XXX	XXX	XXX	XXX	14,258	15,227	15,212	15,205	15,203	(2)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	16,705	17,757	17,733	17,730	(3)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,691	15,823	15,819	(4)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,868	14,119	1,251
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,969	11,969
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,262
13. Earned Prems.(P-Pt 1)	9,880	10,706	13,883	15,968	12,335	14,037	16,349	15,718	14,014	13,262	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	61	49	9	(1)	(0)				0	0	0
2. 1998	3,500	3,822	3,835	3,854	3,845	3,843	3,843	3,843	3,843	3,843	
3. 1999	XXX	3,641	3,834	3,935	3,913	3,902	3,901	3,901	3,901	3,903	1
4. 2000	XXX	XXX	6,990	7,987	8,002	7,985	7,980	7,977	7,977	7,978	1
5. 2001	XXX	XXX	XXX	8,499	9,065	9,064	9,063	9,062	9,062	9,064	2
6. 2002	XXX	XXX	XXX	XXX	3,618	3,750	3,757	3,757	3,758	3,759	1
7. 2003	XXX	XXX	XXX	XXX	XXX	4,408	4,687	4,690	4,689	4,689	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	4,212	4,331	4,327	4,327	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,986	2,180	2,179	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,502	1,653	151
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,448	1,448
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,605
13. Earned Prems.(P-Pt 1)	3,562	4,012	5,591	8,882	3,502	3,879	3,211	2,104	1,692	1,605	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	
1. Prior	45	(1)	(0)		1						
2. 1998	3,076	3,149	3,147	3,149	3,151	3,150	3,150	3,150	3,150	3,150	
3. 1999	XXX	3,887	4,051	4,046	4,047	4,046	4,046	4,046	4,046	4,046	
4. 2000	XXX	XXX	4,741	4,857	4,864	4,863	4,863	4,862	4,862	4,862	0
5. 2001	XXX	XXX	XXX	4,914	4,921	4,925	4,921	4,921	4,921	4,921	0
6. 2002	XXX	XXX	XXX	XXX	4,019	4,066	4,040	4,039	4,038	4,038	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	4,264	4,313	4,318	4,315	4,315	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,375	7,442	7,429	7,430	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,994	9,467	9,461	(6)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,956	10,463	507
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,429	10,429
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,932
13. Earned Prems.(P-Pt 1)	3,121	3,959	4,563	4,874	3,953	4,301	7,393	9,064	10,412	10,932	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	
1. Prior	30	0	(0)		1						
2. 1998	1,848	1,872	1,870	1,872	1,873	1,873	1,873	1,873	1,873	1,873	
3. 1999	XXX	2,157	2,246	2,247	2,249	2,249	2,249	2,249	2,249	2,249	
4. 2000	XXX	XXX	2,701	2,725	2,736	2,736	2,736	2,735	2,735	2,735	
5. 2001	XXX	XXX	XXX	1,921	1,920	1,922	1,922	1,922	1,922	1,922	0
6. 2002	XXX	XXX	XXX	XXX	1,347	1,363	1,359	1,359	1,359	1,359	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,323	1,339	1,341	1,341	1,341	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,399	2,421	2,419	2,420	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,791	2,917	2,916	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,090	3,222	131
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,702	2,702
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,832
13. Earned Prems.(P-Pt 1)	1,879	2,181	2,446	1,796	1,273	1,329	2,410	2,814	3,214	2,832	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	
1. Prior	73	(0)	(0)	2	0	(0)					
2. 1998	1,258	1,283	1,283	1,284	1,285	1,286	1,286	1,286	1,284	1,284	
3. 1999	XXX	1,669	1,745	1,750	1,755	1,757	1,757	1,757	1,757	1,757	
4. 2000	XXX	XXX	1,776	1,853	1,852	1,851	1,853	1,853	1,853	1,853	
5. 2001	XXX	XXX	XXX	1,584	1,607	1,608	1,613	1,613	1,613	1,613	
6. 2002	XXX	XXX	XXX	XXX	928	912	915	915	915	915	
7. 2003	XXX	XXX	XXX	XXX	XXX	957	969	970	970	970	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,193	1,216	1,206	1,206	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,356	1,467	1,459	(8)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,382	1,525	143
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,159	2,159
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,294
13. Earned Prems.(P-Pt 1)	1,331	1,693	1,852	1,665	953	920	1,159	1,380	1,483	2,294	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11 Current Year Premiums Earned
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	
1. Prior	12	0		2							
2. 1998	138	150	148	149	150	150	150	150	150	150	
3. 1999	XXX	606	652	653	654	654	654	654	654	654	
4. 2000	XXX	XXX	833	855	854	854	855	855	855	855	
5. 2001	XXX	XXX	XXX	686	693	692	695	696	696	696	
6. 2002	XXX	XXX	XXX	XXX	600	594	596	596	596	596	
7. 2003	XXX	XXX	XXX	XXX	XXX	471	477	479	479	479	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	801	858	852	852	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	776	823	819	(3)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	669	727	58
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	875	875
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	929
13. Earned Prems.(P-Pt 1)	150	618	877	612	539	493	583	836	709	929	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(2)	0	0	(0)							
2. 1998	1,446	1,400	1,399	1,399	1,399	1,399	1,399	1,399	1,399	1,399	
3. 1999	XXX	1,693	1,660	1,660	1,660	1,660	1,660	1,660	1,660	1,660	
4. 2000	XXX	XXX	1,806	1,824	1,831	1,822	1,822	1,822	1,822	1,822	
5. 2001	XXX	XXX	XXX	1,892	1,907	1,902	1,902	1,902	1,902	1,902	
6. 2002	XXX	XXX	XXX	XXX	885	866	866	866	866	866	
7. 2003	XXX	XXX	XXX	XXX	XXX	113	115	115	115	115	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	329	330	330	330	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	444	465	465	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	460	485	24
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	510	510
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	534
13. Earned Prems.(P-Pt 1)	1,445	1,647	1,772	1,909	908	80	331	446	481	534	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	4		(0)	(0)							
2. 1998	216	198	195	194	194	194	194	194	194	194	
3. 1999	XXX	278	245	244	245	245	245	245	245	245	
4. 2000	XXX	XXX	443	440	446	438	438	438	438	438	
5. 2001	XXX	XXX	XXX	888	913	908	908	908	908	908	
6. 2002	XXX	XXX	XXX	XXX	510	492	492	492	492	492	
7. 2003	XXX	XXX	XXX	XXX	XXX	37	38	38	38	38	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	176	177	177	177	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	70	74	74	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	61	67	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118	118
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	124
13. Earned Prems.(P-Pt 1)	220	260	411	569	32[illegible]	5	177	70	65	124	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(753)	(753)	(753)	(753)	(753)	(753)	(753)	(753)	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	331	331	331	331	331	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	478	478	478	478	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					0						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(379)	(303)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior	4	(1)		1							
2. 1998	100	95	93	94	94	94	94	94	94	94	
3. 1999	XXX	87	65	63	63	63	63	63	63	63	
4. 2000	XXX	XXX	76	67	66	66	66	66	66	66	
5. 2001	XXX	XXX	XXX	57	54	51	51	51	51	51	
6. 2002	XXX	XXX	XXX	XXX	31	27	27	27	27	27	
7. 2003	XXX	XXX	XXX	XXX	XXX	39	40	40	40	40	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	31	31	31	31	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	54	55	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	107	113	6
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	138	138
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	146
13. Earned Prems.(P-Pt 1)	104	81	53	48	28	33	31	52	110	146	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior	6	(1)		1							
2. 1998	48	45	45	46	46	46	46	46	46	46	
3. 1999	XXX	34	27	27	27	27	27	27	27	27	
4. 2000	XXX	XXX	20	18	18	18	18	18	18	18	
5. 2001	XXX	XXX	XXX	20	20	19	19	20	20	20	
6. 2002	XXX	XXX	XXX	XXX	10	9	9	10	10	10	
7. 2003	XXX	XXX	XXX	XXX	XXX	7	7	8	8	8	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6	6	6	6	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	11	12	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	29	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29	29
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30
13. Earned Prems.(P-Pt 1)	54	30	13	20	9	6	6	13	28	30	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior	(3)	(1)	0								
2. 1998	57	43	43	43	43	43	43	43	43	43	
3. 1999	XXX	63	58	58	58	58	58	58	58	58	
4. 2000	XXX	XXX	38	37	36	36	(91)	(91)	(91)	(91)	
5. 2001	XXX	XXX	XXX	24	13	13	(157)	(157)	(157)	(157)	
6. 2002	XXX	XXX	XXX	XXX	7	7	3	3	3	3	
7. 2003	XXX	XXX	XXX	XXX	XXX	58	52	52	52	52	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	368	368	368	368	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38	38	38	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	60	60	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59	59
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59
13. Earned Prems.(P-Pt 1)	54	49	33	23	(5)	58	59	38	60	59	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	
1. Prior	(1)	(1)	0								
2. 1998	44	33	33	33	33	33	33	33	33	33	
3. 1999	XXX	25	23	23	23	23	23	23	23	23	
4. 2000	XXX	XXX	19	18	17	17	7	7	7	7	
5. 2001	XXX	XXX	XXX	16	9	9	0	0	0	0	
6. 2002	XXX	XXX	XXX	XXX	3	3	3	3	3	3	
7. 2003	XXX	XXX	XXX	XXX	XXX	10	10	10	10	10	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	19	19	19	19	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	23	23	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18	18	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	22
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22
13. Earned Prems.(P-Pt 1)	43	14	17	15	(4)	10	(0)	23	18	22	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	51,642		
1.12 Totals	51,642	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity
   5.2 Surety $ 9

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.

2) Effective 7/1/1999 Star Insurance Company replaced Williamsburg National Insurance Company as the quota share reinsurer for the assumed commercial auto liability, commercial physical damage, and general liability from Ranger Insurance Company. As a result of this transaction, net earned premium reserves of $227,751 and net unpaid oss and loss adjustment expense reserves of $831,756 were transferred to Star Insurance Company effective 7/1/1999.

3) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002. The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.

4) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business. Effective 6/1/2005 the retention increased to $500,000.

5) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.

6) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Williamsburg National Insurance Company. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

7) Effective 12/1/2003 the per claim retention for The Crest Trucking program increased to $350,000 from $250,000. Effective 12/1/2005 the per claim retention for the Crest Trucking program increased to $500,000.

8) Effective 1/1/2005, Williamsburg National Insurance Company began an intercompany pooling arrangement with Star Insurance Company (NAIC #18023), Savers Property and Casualty Insurance Company (NAIC #16551) and Ameritrust Insurance Corporation (NAIC #10665). All lines of The respective percentages as of January 1, 2006 are: 11.4%, 56.6%, 22.0% and 10.0% business are included in this arrangement except accident and health.

9) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

10) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities for PICL. Star assumed liabilities of $1.1 million from PICL, which are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

Exhibit 28.4 Ameritrust Insurance Corporation's 2007 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments - Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	118	22	29	70	7		6	62	XXX
2. 1998	18,458	8,460	9,998	11,350	6,248	2,803	1,601	822	61	55	7,064	XXX
3. 1999	21,520	10,080	11,441	15,728	8,929	3,291	1,575	1,126	104	101	9,537	XXX
4. 2000	27,407	14,124	13,283	20,350	12,408	3,785	1,971	1,458	223	190	10,992	XXX
5. 2001	29,419	13,969	15,450	17,872	9,424	3,190	1,308	1,285	289	331	11,325	XXX
6. 2002	20,923	6,790	14,133	11,609	4,879	2,114	758	850	59	520	8,877	XXX
7. 2003	21,231	6,250	14,981	9,424	2,599	1,702	268	903	54	109	9,109	XXX
8. 2004	28,886	7,438	21,448	10,976	3,479	1,825	213	1,091	28	84	10,171	XXX
9. 2005	32,552	7,556	24,996	9,958	2,342	1,260	106	1,109	12	81	9,867	XXX
10. 2006	32,729	7,237	25,492	7,221	1,598	840	40	1,114	1	59	7,538	XXX
11. 2007	33,710	6,890	26,820	3,683	648	475	7	833	0	38	4,336	XXX
12. Totals	XXX	XXX	XXX	118,289	52,576	21,313	7,917	10,598	832	1,573	88,876	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	571	350	305	152	44	17	76	41	21	2	19	455	XXX
2. 1998	615	452	324	258	43	32	90	75	27	6	7	276	XXX
3. 1999	711	567	500	443	64	90	141	122	48	10	10	233	XXX
4. 2000	1,239	1,042	645	568	62	46	131	108	70	1	12	381	XXX
5. 2001	1,383	1,129	737	626	100	68	163	123	73	1	16	511	XXX
6. 2002	665	392	915	635	65	29	235	168	49	(1)	9	706	XXX
7. 2003	1,003	263	1,151	541	90	15	265	113	70	0	17	1,646	XXX
8. 2004	2,188	960	2,163	998	165	34	598	276	98	0	41	2,944	XXX
9. 2005	3,418	993	3,409	1,139	276	38	907	325	163	0	63	5,677	XXX
10. 2006	3,771	845	5,585	1,650	279	34	1,553	482	289		85	8,467	XXX
11. 2007	3,770	520	9,320	2,376	315	26	2,498	693	487		128	12,776	XXX
12. Totals	19,334	7,513	25,055	9,387	1,502	428	6,658	2,524	1,394	19	408	34,071	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	374	81
2. 1998	16,073	8,733	7,340	87.1	103.2	73.4			10.00	229	47
3. 1999	21,610	11,840	9,770	100.4	117.5	85.4			10.00	201	32
4. 2000	27,741	16,368	11,372	101.2	115.9	85.6			10.00	274	107
5. 2001	24,803	12,966	11,836	84.3	92.8	76.6			10.00	365	146
6. 2002	16,502	6,920	9,583	78.9	101.9	67.8			10.00	553	153
7. 2003	14,607	3,852	10,755	68.8	61.6	71.8			10.00	1,350	296
8. 2004	19,103	5,988	13,115	66.1	80.5	61.1			10.00	2,393	551
9. 2005	20,498	4,955	15,544	63.0	65.6	62.2			10.00	4,694	983
10. 2006	20,652	4,648	16,004	63.1	64.2	62.8			10.00	6,861	1,605
11. 2007	21,382	4,271	17,111	63.4	62.0	63.8			10.00	10,195	2,581
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	27,489	6,582

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	DEVELOPMENT 11 One Year	12 Two Year
1. Prior	4,033	5,855	5,772	5,766	5,841	6,073	6,205	6,245	6,325	6,315	(10)	70
2. 1998	5,347	6,009	6,863	6,247	6,367	6,357	6,461	6,542	6,598	6,559	(39)	16
3. 1999	XXX	6,882	7,783	8,023	8,602	8,739	8,687	8,682	8,698	8,710	11	28
4. 2000	XXX	XXX	9,208	10,332	9,777	9,636	9,568	9,962	10,114	10,069	(45)	107
5. 2001	XXX	XXX	XXX	10,198	10,646	10,917	11,097	10,893	10,799	10,768	(31)	(125)
6. 2002	XXX	XXX	XXX	XXX	8,798	8,601	8,673	8,808	8,741	8,741	(0)	(66)
7. 2003	XXX	XXX	XXX	XXX	XXX	9,318	9,443	9,840	9,939	9,836	(102)	(4)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12,852	12,370	11,751	11,955	204	(415)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,568	14,684	14,283	(401)	(285)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,844	14,603	(241)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,791	XXX	XXX
										12. Totals	(655)	(675)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	1,788	3,756	4,459	4,748	5,171	5,381	5,650	5,824	5,879	XXX	XXX
2. 1998	1,392	3,111	4,464	5,166	5,655	5,946	6,066	6,232	6,304	6,304	XXX	XXX
3. 1999	XXX	1,620	3,940	5,687	7,166	7,952	8,212	8,417	8,476	8,515	XXX	XXX
4. 2000	XXX	XXX	2,299	5,303	6,963	8,246	8,887	9,254	9,595	9,757	XXX	XXX
5. 2001	XXX	XXX	XXX	2,605	5,852	8,040	9,222	9,874	10,225	10,330	XXX	XXX
6. 2002	XXX	XXX	XXX	XXX	2,359	4,726	6,373	7,379	7,855	8,086	XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX	2,386	4,897	6,558	7,633	8,260	XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,888	5,803	7,646	9,108	XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,245	6,710	8,769	XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,631	6,425	XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,502	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1,356	1,171	748	438	319	331	294	232	222	188
2. 1998	2,530	1,350	1,424	350	261	135	120	89	76	81
3. 1999	XXX	3,423	1,891	847	430	348	209	96	70	77
4. 2000	XXX	XXX	4,556	2,250	857	213	59	201	171	100
5. 2001	XXX	XXX	XXX	4,587	1,990	979	814	287	190	152
6. 2002	XXX	XXX	XXX	XXX	4,168	1,708	925	589	380	347
7. 2003	XXX	XXX	XXX	XXX	XXX	4,427	2,301	1,494	1,087	762
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,859	3,656	2,050	1,487
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,442	4,350	2,851
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,790	5,007
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,750

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	1,265	748	517	1,664	1,356	340	329	87	19	1	388	394
3. 1999	2,287	1,432	855	2,358	1,711	402	293	137	45	2	847	531
4. 2000	4,263	3,290	973	4,615	3,492	732	590	214	77	5	1,401	839
5. 2001	4,057	1,304	2,753	3,624	1,517	545	240	154	48	116	2,518	459
6. 2002	2,074	319	1,755	1,401	344	143	47	96	57	20	1,192	111
7. 2003	1,679	385	1,294	703	135	193	53	93	3	0	799	94
8. 2004	3,820	893	2,928	1,795	516	284	47	118	1	1	1,633	191
9. 2005	5,660	1,123	4,537	2,026	406	190	31	133		1	1,913	247
10. 2006	5,814	880	4,934	971	52	60	2	158	0	3	1,135	251
11. 2007	6,174	827	5,347	526	0	19		130	0	1	675	238
12. Totals	XXX	XXX	XXX	19,684	9,529	2,909	1,631	1,319	250	150	12,501	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998	3	3	(0)	(0)	0	0	(0)	(0)	0	0		0	0
3. 1999	1	1	0	0	1	1	0	0	0	0		0	0
4. 2000	24	20	0	0	5	3	0	0	1	0	0	7	1
5. 2001	109	66	49	41	8	4	10	8	1		1	57	1
6. 2002	15	0	36	9	1		7	2	1		0	49	1
7. 2003	111	63	26	20	11	1	5	4	5		1	70	1
8. 2004	102	18	139	102	13	0	28	20	1		2	141	2
9. 2005	856	311	413	219	63	12	82	44	11		10	840	9
10. 2006	1,144	301	1,083	389	42	7	216	78	62		18	1,772	15
11. 2007	1,175	246	1,975	426	52	8	394	85	105		25	2,937	83
12. Totals	3,539	1,028	3,721	1,206	196	37	742	241	186	1	58	5,872	112

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	2,094	1,706	388	165.6	228.1	75.0			10.00	0	0
3. 1999	2,899	2,051	847	126.8	143.2	99.2			10.00	0	0
4. 2000	5,591	4,183	1,408	131.1	127.1	144.8			10.00	5	2
5. 2001	4,499	1,924	2,575	110.9	147.6	93.5			10.00	50	7
6. 2002	1,700	459	1,241	82.0	143.9	70.7			10.00	42	8
7. 2003	1,148	279	869	68.4	72.5	67.1			10.00	54	16
8. 2004	2,479	705	1,774	64.9	79.0	60.6			10.00	120	21
9. 2005	3,775	1,022	2,752	66.7	91.1	60.7			10.00	739	101
10. 2006	3,736	828	2,907	64.2	94.1	58.9			10.00	1,537	235
11. 2007	4,376	764	3,612	70.9	92.5	67.5			10.00	2,479	458
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	5,026	846

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	97	71	4	7	1			24	XXX
2. 1998	8,667	3,124	5,542	4,714	1,686	650	193	467	21	11	3,930	1,145
3. 1999	9,392	3,519	5,873	6,297	2,696	881	389	572	36	19	4,629	1,207
4. 2000	12,179	4,905	7,274	9,629	5,669	1,199	607	803	96	53	5,259	1,532
5. 2001	14,007	7,791	6,215	7,609	4,822	921	515	689	187	88	3,696	1,723
6. 2002	10,820	3,072	7,748	5,428	1,761	763	137	445	(41)	55	4,780	868
7. 2003	12,313	3,403	8,911	5,736	1,417	881	98	506	0	50	5,609	810
8. 2004	14,341	2,817	11,525	4,869	676	881	53	589		25	5,609	813
9. 2005	13,788	1,846	11,942	4,131	376	660	20	498		13	4,892	701
10. 2006	12,293	1,485	10,809	2,923	256	545	15	537		6	3,735	673
11. 2007	11,634	1,408	10,226	1,255	139	386	4	390		0	1,886	569
12. Totals	XXX	XXX	XXX	52,688	19,570	7 771	2,038	5,497	300	320	44,049	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	548	337	218	96	14	9	39	17	16		5	377	3
2. 1998	540	398	197	142	20	11	35	25	19		5	234	3
3. 1999	592	477	295	267	30	29	53	48	34		6	184	6
4. 2000	1,159	1,014	584	543	43	41	104	97	64		11	258	10
5. 2001	1,111	984	556	519	47	47	99	93	62		11	232	13
6. 2002	582	368	533	334	33	18	95	60	39		7	503	8
7. 2003	694	141	892	413	40	8	159	74	47		10	1,197	10
8. 2004	1,080	571	1,165	508	63	21	208	91	51		15	1,377	17
9. 2005	1,504	408	1,644	396	104	16	294	71	86		20	2,740	27
10. 2006	1,542	135	2,320	492	139	13	415	88	125		25	3,815	50
11. 2007	2,079	243	3,527	571	176	15	631	102	221		36	5,704	228
12. Totals	11,432	5,076	11,931	4,279	709	229	2,133	765	765	0	151	16,621	374

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	333	43
2. 1998	6,641	2,478	4,164	76.6	79.3	75.1			10.00	197	37
3. 1999	8,755	3,942	4,813	93.2	112.0	82.0			10.00	144	41
4. 2000	13,584	8,067	5,517	111.5	164.5	75.8			10.00	186	72
5. 2001	11,095	7,167	3,928	79.2	92.0	63.2			10.00	163	69
6. 2002	7,918	2,635	5,283	73.2	85.8	68.2			10.00	413	90
7. 2003	8,956	2,150	6,806	72.7	63.2	76.4			10.00	1,032	165
8. 2004	8,905	1,920	6,986	62.1	68.2	60.6			10.00	1,167	210
9. 2005	8,921	1,288	7,633	64.7	69.8	63.9			10.00	2,344	396
10. 2006	8,547	998	7,550	69.5	67.2	69.8			10.00	3,236	579
11. 2007	8,665	1,075	7,591	74 5	76.3	74.2			10.00	4,793	911
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	14,008	2,613

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	8	(35)	26	40	6		0	35	XXX
2. 1998	2,738	1,648	1,090	2,091	1,365	700	537	130	18	14	1,000	363
3. 1999	3,473	1,913	1,560	3,570	2,356	859	529	203	21	49	1,726	497
4. 2000	4,002	2,146	1,856	2,902	1,631	652	370	213	37	87	1,730	543
5. 2001	4,276	1,575	2,700	3,435	1,461	613	115	210	21	51	2,681	466
6. 2002	3,467	1,121	2,346	2,147	929	351	76	167	14	31	1,646	272
7. 2003	3,773	1,166	2,607	1,499	207	312	33	153	12	37	1,711	215
8. 2004	6,485	2,114	4,371	2,766	1,320	387	65	231	3	24	1,996	249
9. 2005	7,951	2,468	5,483	2,339	864	239	36	255	(0)	16	1,934	227
10. 2006	9,133	2,819	6,314	2,087	755	159	18	236	(0)	15	1,709	214
11. 2007	9,589	2,484	7,105	808	87	43	2	162		10	924	152
12. Totals	XXX	XXX	XXX	23,652	10,939	4,341	1,821	1,965	127	332	17,071	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	14	10	59	39	20	5	26	17	4	2	1	50	5
2. 1998	21	20	110	107	21	20	47	46	6	6	2	5	3
3. 1999	40	37	193	171	31	29	83	74	11	9	3	37	6
4. 2000	20	1	25	10	10	2	11	4	2	0	1	50	2
5. 2001	139	64	85	35	35	12	33	12	8		3	178	3
6. 2002	31	3	55	20	10	1	23	8	4		1	90	1
7. 2003	152	44	143	37	30	4	60	15	11		4	296	6
8. 2004	776	290	661	283	72	6	276	121	33		21	1,118	23
9. 2005	888	177	1,004	321	80	8	371	120	50		28	1,768	34
10. 2006	744	207	1,479	493	60	9	606	200	63		33	2,044	37
11. 2007	285	9	2,397	739	50	0	890	257	93		40	2,709	51
12. Totals	3,110	861	6,210	2,254	420	95	2,426	873	283	18	138	8,347	169

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	25	25
2. 1998	3,126	2,121	1,005	114.2	128.7	92.3			10.00	3	2
3. 1999	4,989	3,225	1,763	143.6	168.6	113.1			10.00	24	13
4. 2000	3,835	2,055	1,780	95.8	95.7	95.9			10.00	34	17
5. 2001	4,558	1,719	2,838	106.6	109.1	105.1			10.00	126	52
6. 2002	2,788	1,052	1,736	80.4	93.8	74.0			10.00	63	27
7. 2003	2,359	352	2,007	62.5	30.2	77.0			10.00	214	82
8. 2004	5,201	2,088	3,114	80.2	98.7	71.2			10.00	864	254
9. 2005	5,226	1,525	3,702	65.7	61.8	67.5			10.00	1,394	374
10. 2006	5,434	1,681	3,753	59.5	59.6	59.4			10.00	1,524	520
11. 2007	4,727	1,094	3,633	49.3	44.0	51.1			10.00	1,934	775
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	6,205	2,142

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX			1		0			1	XXX
2. 1998	65	33	32	4	2	10	9	1			5	3
3. 1999	85	41	44	41	6	10	2	4			47	3
4. 2000	103	34	68	59	40	31	14	3			39	3
5. 2001	118	30	88	9	13	13	6	2			5	3
6. 2002	114	16	99	29	4	29	6	4			51	2
7. 2003	152	13	139	41	38	9	1	3			13	3
8. 2004	172	12	159	12	1	14	5	3			23	2
9. 2005	198	11	187	17	8	3	1	2			13	1
10. 2006	189	1	189					0			0	0
11. 2007	151		151								0	
12. Totals	XXX	XXX	XXX	211	112	120	43	22	0	0	198	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior			4				2		0			6	
2. 1998			0				0		0			0	
3. 1999	1		1		1		0		0			3	0
4. 2000	20		4		0		2		1			28	0
5. 2001			4				2		0			7	
6. 2002			7				4		0			11	
7. 2003			10	1	1	0	6	1	1			16	0
8. 2004	5	2	27	3	3	1	15	2	2			44	0
9. 2005	31		40	6	6		23	3	4			95	1
10. 2006			58		0		33		5			96	0
11. 2007			54				31		5			90	
12. Totals	57	2	210	9	11	1	120	6	19	0	0	397	1

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	4	2
2. 1998	16	11	6	24.7	31.9	17.3			10.00	0	0
3. 1999	57	8	50	67.8	18.4	113.6			10.00	2	2
4. 2000	121	54	67	118.3	157.9	98.5			10.00	24	4
5. 2001	31	19	12	25.9	62.7	13.3			10.00	4	3
6. 2002	72	10	62	63.2	63.0	63.3			10.00	7	4
7. 2003	70	41	29	46.0	319.1	20.9			10.00	10	6
8. 2004	81	14	67	47.3	116.0	42.0			10.00	27	16
9. 2005	126	19	108	63.7	166.1	57.6			10.00	65	30
10. 2006	97	0	97	51.1	0.0	51.3			10.00	58	38
11. 2007	90	0	90	60.0	0.0	60.0			10.00	54	36
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	256	141

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	261	135	126	141	72	65	26	9			118	9
3. 1999	301	145	156	178	72	112	50	13			182	11
4. 2000	362	114	248	295	160	128	34	16			246	11
5. 2001	495	108	387	348	167	176	48	21			329	11
6. 2002	620	123	497	217	25	196	19	23			392	14
7. 2003	766	146	620	442	161	236	35	37			520	16
8. 2004	881	174	707	118	7	136	15	32			264	13
9. 2005	1,013	110	903	117	7	78	12	32			208	7
10. 2006	948	87	861	48	8	30	4	32			99	7
11. 2007	908	105	802	1	(1)	2		13			17	4
12. Totals	XXX	XXX	XXX	1,904	677	1,158	241	230	0	0	2,374	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002			0	0			0	0	0			0	0
7. 2003	15		6	3	3		3	2	1			23	0
8. 2004			3	1	0		2	0	0			4	0
9. 2005	14	3	58	21	8	1	33	13	4			80	1
10. 2006	88	11	171	20	20	2	98	15	14			343	2
11. 2007	41		279	43	17		159	24	19			448	3
12. Totals	158	14	518	87	47	3	295	54	38	0	0	898	5

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	216	98	118	82.7	72.7	93.3			10.00	0	0
3. 1999	303	122	182	101.0	84.1	116.6			10.00	0	0
4. 2000	439	194	246	121.3	169.9	99.0			10.00	0	0
5. 2001	545	215	329	110.0	198.7	85.2			10.00	0	0
6. 2002	436	44	392	70.4	35.9	78.9			10.00	0	0
7. 2003	743	200	543	97.0	137.1	87.5			10.00	18	5
8. 2004	291	23	268	33.0	13.1	37.9			10.00	2	2
9. 2005	344	55	288	33.9	50.4	31.9			10.00	49	32
10. 2006	501	59	442	52.8	68.4	51.3			10.00	228	115
11. 2007	531	66	465	58.5	62.7	58.0			10.00	278	170
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	575	323

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003												0	
8. 2004												0	
9. 2005												0	
10. 2006												0	
11. 2007												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
Years in Which Premiums Were Earned and Losses Were Incurred	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	7	(0)	(1)		0			6	XXX
2. 1998	1,167	132	1,036	435	110	246	46	45			569	60
3. 1999	1,485	542	943	929	421	480	70	83		4	1,001	82
4. 2000	1,624	769	855	686	155	395	67	60			919	69
5. 2001	1,461	537	924	678	428	252	74	61		37	489	54
6. 2002	836	473	364	71	15	45	12	28			118	25
7. 2003	807	432	375	111	53	21	11	25	(7)		99	17
8. 2004	1,017	511	506	585	523	38	6	38	7	0	125	43
9. 2005	1,211	733	477	181	137	17	2	45		0	104	20
10. 2006	1,301	622	678	38	11	8	1	33			67	21
11. 2007	2,012	815	1,197	11	2	2	1	25			35	28
12. Totals	XXX	XXX	XXX	3,732	1,855	1,503	290	442	0	41	3,532	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	5		14	10	5		6	4	1		0	16	0
2. 1998	45	27	12	5	1		5	1	2		1	32	0
3. 1999	73	48	11	5	1	31	5	0	3		1	8	0
4. 2000	4	1	26	12	3	0	11	5	1		0	26	1
5. 2001	3		31	22	8	3	13	6	1		0	24	0
6. 2002	4	1	34	28	2	0	15	10	1		0	18	0
7. 2003	11	1	64	60	3	1	28	16	4		1	34	0
8. 2004	181	37	139	89	9	2	60	38	9		4	231	3
9. 2005	116	90	199	165	6	1	86	71	6		4	86	3
10. 2006	240	189	321	214	8	1	139	92	14		6	227	4
11. 2007	54	19	703	444	6	2	304	192	27		9	436	9
12. Totals	734	412	1,555	1,054	52	42	671	437	68	0	26	1,136	21

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	9	7
2. 1998	792	190	602	67.8	144.7	58.1			10.00	25	7
3. 1999	1,584	575	1,009	106.6	106.0	107.0			10.00	31	(23)
4. 2000	1,184	240	945	72.9	31.1	110.5			10.00	16	9
5. 2001	1,046	534	513	71.6	99.4	55.5			10.00	11	12
6. 2002	201	65	136	24.0	13.8	37.4			10.00	10	8
7. 2003	267	134	133	33.1	31.1	35.4			10.00	15	19
8. 2004	1,058	703	355	104.1	137.5	70.3			10.00	194	37
9. 2005	656	466	190	54.2	63.6	39.8			10.00	59	26
10. 2006	802	508	294	61.6	81.6	43.3			10.00	159	68
11. 2007	1,131	660	471	56.2	81.0	39.3			10.00	293	143
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	823	313

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		(22)	1	22				1	XXX
2. 1998	1,267	193	1,074	588	183	354	74	44	2		727	38
3. 1999	1,445	228	1,217	394	105	323	64	43	1		590	47
4. 2000	1,555	361	1,194	536	252	405	110	75	13	1	641	52
5. 2001	1,674	499	1,175	742	314	503	188	96	33		807	57
6. 2002	796	282	514	292	169	198	111	65	29	10	246	38
7. 2003	70	4	66	3	3	8	4	56	46		14	5
8. 2004	290	155	135	14		49		41	17		87	17
9. 2005	391	62	330	29		33		46	12		97	25
10. 2006	422	57	365	44		16		20	1		78	20
11. 2007	469	109	360	20	2	3		18			39	22
12. Totals	XXX	XXX	XXX	2,662	1,007	1,893	571	505	154	11	3,328	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	3	2			5	3			0			3	0
2. 1998	3		1	0	1		0	0	0			4	0
3. 1999												0	
4. 2000	5		6	3	1		3	1	0			11	0
5. 2001	7	2	8	3	2	2	3	1	1	0	0	14	1
6. 2002	13		10	5	8		5	2	1		0	30	1
7. 2003												0	
8. 2004	(1)		12	2	2		5	1	1			15	0
9. 2005	0		25	5	0		11	2	1		0	30	1
10. 2006	1		46	5	4		20	2	2		0	65	1
11. 2007	13	3	75	25	8		32	11	5		1	95	5
12. Totals	43	6	182	49	32	5	79	21	12	0	1	267	9

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	2
2. 1998	991	260	731	78.2	134.3	68.1			10.00	3	1
3. 1999	760	170	590	52.6	74.4	48.5			10.00	0	0
4. 2000	1,031	378	652	66.3	104.9	54.6			10.00	8	3
5. 2001	1,363	542	821	81.4	108.5	69.9			10.00	10	3
6. 2002	593	317	276	74.5	112.3	53.8			10.00	18	12
7. 2003	67	53	14	95.9	1,259.5	21.6			10.00	0	0
8. 2004	122	20	101	42.0	13.2	75.1			10.00	8	6
9. 2005	146	19	127	37.4	30.8	38.6			10.00	20	10
10. 2006	152	9	144	36.0	15.0	39.3			10.00	41	24
11. 2007	175	41	134	37.3	37.9	37.1			10.00	60	34
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	171	96

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	30	26	13	10			0	7	XXX
2. 2006	1,381	1,162	219	584	514	3		15		1	88	XXX
3. 2007	1,314	1,054	259	501	418	2	0	18			103	XXX
4. Totals	XXX	XXX	XXX	1,115	957	17	10	34	0	1	198	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	59	48	19	16	5	4	2	2	2		0	16	4
2. 2006	7	2	33	29	2	1	4	3	1		0	11	1
3. 2007	6		124	102	1		13	11	4		0	35	2
4. Totals	72	50	175	148	8	5	19	16	7	0	1	61	6

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	13	3
2. 2006	649	550	99	47.0	47.3	45.2			10.00	9	2
3. 2007	669	532	138	51.0	50.4	53.2			10.00	28	7
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	50	12

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(7)		12		7		8	13	XXX
2. 2006	1,089	76	1,013	515		16		79		34	610	96
3. 2007	1,272	34	1,238	561		18		75		28	654	122
4. Totals	XXX	XXX	XXX	1,069	0	46	0	162	0	70	1,277	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	1		11		7		1		0		1	21	7
2. 2006	3		28		1		4		1		2	36	7
3. 2007	115		120	0	4		16	0	6		17	261	28
4. Totals	119	0	159	0	13	0	21	0	7	0	21	319	42

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	12	9
2. 2006	646	0	646	59.3	0.0	63.8			10.00	31	5
3. 2007	916	0	916	72.0	0.1	73.9			10.00	235	26
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	278	41

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	12	14	24	28			10	(5)	XXX
2. 2006	8	7	1								0	XXX
3. 2007	9	8	1								0	XXX
4. Totals	XXX	XXX	XXX	12	14	24	28	0	0	10	(5)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net	Number of
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Losses and Expenses Unpaid	Claims Outstanding-Direct and Assumed
1. Prior	60	60	267	265	10	10	96	95	5	(0)	13	8	
2. 2006			1	1			1	0	0			0	
3. 2007			4	4			1	1	0			1	
4. Totals	60	60	272	270	10	10	98	97	5	(0)	13	9	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	2	6
2. 2006	2	2	0	24.9	23.6	40.5			10.00	0	0
3. 2007	6	5	1	61.4	59.5	87.0			10.00	0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3	6

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 10 - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002	0		0								0	XXX
7. 2003		(332)	332								0	XXX
8. 2004		(266)	266								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0			10.00	0	0
3. 1999	0	0	0	0.0	0.0	0.0			10.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			10.00	0	0
5. 2001	0	0	0	0.0	0.0	0.0			10.00	0	0
6. 2002	0	0	0	0.0	0.0	0.0			10.00	0	0
7. 2003	0	0	0	0.0	0.0	0.0			10.00	0	0
8. 2004	0	0	0	0.0	0.0	0.0			10.00	0	0
9. 2005	0	0	0	0.0	0.0	0.0			10.00	0	0
10. 2006	0	0	0	0.0	0.0	0.0			10.00	0	0
11. 2007	0	0	0	0.0	0.0	0.0			10.00	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998			0								0	XXX
3. 1999			0								0	XXX
4. 2000			0								0	XXX
5. 2001			0								0	XXX
6. 2002			0								0	XXX
7. 2003			0								0	XXX
8. 2004			0								0	XXX
9. 2005			0								0	XXX
10. 2006			0								0	XXX
11. 2007			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1998												0	XXX
3. 1999												0	XXX
4. 2000												0	XXX
5. 2001												0	XXX
6. 2002												0	XXX
7. 2003												0	XXX
8. 2004												0	XXX
9. 2005												0	XXX
10. 2006												0	XXX
11. 2007												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	0	0	0	0.0	0.0	0.0				0	0
3. 1999	0	0	0	0.0	0.0	0.0				0	0
4. 2000	0	0	0	0.0	0.0	0.0				0	0
5. 2001	0	0	0	0.0	0.0	0.0				0	0
6. 2002	0	0	0	0.0	0.0	0.0				0	0
7. 2003	0	0	0	0.0	0.0	0.0				0	0
8. 2004	0	0	0	0.0	0.0	0.0				0	0
9. 2005	0	0	0	0.0	0.0	0.0				0	0
10. 2006	0	0	0	0.0	0.0	0.0				0	0
11. 2007	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	91	47	44	1	1	2	1	1			3	0
3. 1999	71	26	45					1			1	0
4. 2000	46	11	35	70	40	7	6	1			32	1
5. 2001	42	18	24	6	1	5	1	1	0		10	1
6. 2002	24	8	16	0	0						0	0
7. 2003	29	6	23					1			1	0
8. 2004	27	5	22	0				1			1	0
9. 2005	45	11	34	9	0	3		2			13	1
10. 2006	97	24	73	12	3	4	0	4		0	16	3
11. 2007	128	26	102	0	0	0	0	1			2	1
12. Totals	XXX	XXX	XXX	99	45	21	8	12	0	0	78	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001			0	0			0	0	0			0	
6. 2002			0	0			0	0	0			0	
7. 2003												0	
8. 2004			0	0			0	0	0			0	
9. 2005	5	2	4	1	1		2	0	0			8	0
10. 2006	1		20	8	3		9	3	1			23	0
11. 2007	3	1	45	15	1	0	19	7	3			47	0
12. Totals	9	4	69	24	4	0	30	10	4	0	0	79	1

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	4	2	3	4.6	3.6	5.7			10.00	0	0
3. 1999	1	0	1	1.0	0.0	1.6			10.00	0	0
4. 2000	78	46	32	168.8	406.1	90.8			10.00	0	0
5. 2001	12	2	10	28.4	9.3	42.2			10.00	0	0
6. 2002	0	0	0	1.3	2.6	0.7			10.00	0	0
7. 2003	1	0	1	2.8	0.0	3.5			10.00	0	0
8. 2004	1	0	1	4.2	0.1	5.1			10.00	0	0
9. 2005	26	4	22	57.0	36.8	63.8			10.00	6	2
10. 2006	53	14	40	54.9	56.1	54.5			10.00	14	9
11. 2007	72	23	49	56.3	89.0	47.8			10.00	31	16
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	51	28

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1998	48	37	10	9		3	3	0			9	0
3. 1999	43	13	30	100	110	12	12	0			(9)	0
4. 2000	29	15	15								0	
5. 2001	20	13	7			3	3				0	0
6. 2002	(4)	(4)	(0)			0	0	0			0	
7. 2003	51	9	42								0	
8. 2004	52	(0)	52					0			0	
9. 2005	33	20	14								0	
10. 2006	53	16	37								0	
11. 2007	52	19	33								0	
12. Totals	XXX	XXX	XXX	109	110	18	18	1	0	0	(0)	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1998												0	
3. 1999												0	
4. 2000												0	
5. 2001												0	
6. 2002												0	
7. 2003			2				1					2	
8. 2004			5				2					7	
9. 2005			6				3					9	
10. 2006			23				10					33	
11. 2007			16	7			7	3				13	
12. Totals	0	0	52	7	0	0	23	3	0	0	0	65	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1998	12	3	9	24.2	7.0	87.3			10.00	0	0
3. 1999	112	121	(9)	259.9	954.3	(30.3)			10.00	0	0
4. 2000	0	0	0	0.0	0.0	0.0			10.00	0	0
5. 2001	3	3	0	16.4	25.4	0.0			10.00	0	0
6. 2002	0	0	0	(5.0)	(2.7)	(33.3)			10.00	0	0
7. 2003	2	0	2	4.5	0.0	5.4			10.00	2	1
8. 2004	7	0	7	14.4	0.0	14.3			10.00	5	2
9. 2005	9	0	9	25.7	0.0	63.5			10.00	6	3
10. 2006	33	0	33	63.4	0.0	90.5			10.00	23	10
11. 2007	23	10	13	44.6	52.9	39.6			10.00	9	4
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	45	19

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2006			0								0	XXX
3. 2007			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 2006												0	
3. 2007												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2006	0	0	0	0.0	0.0	0.0				0	0
3. 2007	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	139	187	187	197	209	212	212	212	212	212	0	0
2. 1998	298	337	345	322	327	322	321	320	320	320	(0)	(0)
3. 1999	XXX	669	668	723	786	767	748	759	758	756	(2)	(3)
4. 2000	XXX	XXX	1,026	989	1,276	1,229	1,279	1,263	1,282	1,271	(10)	8
5. 2001	XXX	XXX	XXX	1,975	2,150	2,405	2,441	2,500	2,473	2,468	(5)	(31)
6. 2002	XXX	XXX	XXX	XXX	1,054	1,032	1,161	1,192	1,193	1,201	9	9
7. 2003	XXX	XXX	XXX	XXX	XXX	801	767	765	781	773	(8)	8
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,732	1,675	1,522	1,656	134	(19)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,504	2,587	2,609	21	105
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,778	2,688	(90)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,377	XXX	XXX
										12. Totals	49	76

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	2,333	2,404	2,289	2,230	2,240	2,278	2,400	2,425	2,444	2,451	7	26
2. 1998	3,171	3,429	3,898	3,421	3,536	3,550	3,610	3,678	3,742	3,700	(43)	21
3. 1999	XXX	3,659	4,107	4,134	4,353	4,404	4,273	4,208	4,221	4,243	23	35
4. 2000	XXX	XXX	4,893	5,621	4,748	4,533	4,479	4,782	4,847	4,747	(100)	(35)
5. 2001	XXX	XXX	XXX	3,920	3,997	3,808	3,772	3,406	3,347	3,363	16	(43)
6. 2002	XXX	XXX	XXX	XXX	4,852	4,861	4,716	4,835	4,772	4,758	(14)	(77)
7. 2003	XXX	XXX	XXX	XXX	XXX	5,627	5,838	6,256	6,357	6,253	(105)	(3)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7,344	7,020	6,732	6,346	(386)	(674)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,581	7,613	7,049	(564)	(531)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,001	6,887	(114)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,979	XXX	XXX
										12. Totals	(1,281)	(1,282)

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

Years in Which Losses Were Incurred	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	775	881	925	1,039	1,103	1,221	1,242	1,251	1,297	1,286	(11)	34
2. 1998	731	849	958	927	916	899	905	899	899	893	(6)	(5)
3. 1999	XXX	944	1,203	1,311	1,425	1,533	1,565	1,570	1,573	1,580	7	10
4. 2000	XXX	XXX	1,410	1,503	1,508	1,576	1,506	1,579	1,570	1,603	33	24
5. 2001	XXX	XXX	XXX	2,114	2,162	2,421	2,542	2,631	2,633	2,642	9	11
6. 2002	XXX	XXX	XXX	XXX	1,528	1,543	1,598	1,553	1,563	1,580	18	27
7. 2003	XXX	XXX	XXX	XXX	XXX	1,675	1,774	1,788	1,786	1,856	70	68
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,423	2,412	2,456	2,854	397	442
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,793	3,062	3,397	335	604
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,299	3,454	156	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,378	XXX	XXX
										12. Totals	1,007	1,214

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	87	89	100	85	67	71	69	66	83	71	(12)	4
2. 1998	20	15	20	8	4	5	4	4	5	5	(0)	0
3. 1999	XXX	46	50	28	43	52	45	45	45	46	1	1
4. 2000	XXX	XXX	50	39	37	58	39	36	52	63	11	27
5. 2001	XXX	XXX	XXX	49	29	33	26	14	12	9	(2)	(5)
6. 2002	XXX	XXX	XXX	XXX	54	55	65	65	61	58	(3)	(6)
7. 2003	XXX	XXX	XXX	XXX	XXX	58	79	89	76	25	(50)	(63)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	89	89	78	62	(16)	(27)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	103	93	101	8	(2)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109	92	(18)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	85	XXX	XXX
										12. Totals	(81)	(71)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	59	75	74	80	82	32	82	82	82	82	0	0
2. 1998	48	74	100	104	98	109	109	109	109	109	0	0
3. 1999	XXX	69	142	140	166	175	169	173	172	168	(3)	(4)
4. 2000	XXX	XXX	200	182	193	221	220	230	229	229	0	(1)
5. 2001	XXX	XXX	XXX	308	379	360	325	311	308	308	(0)	(2)
6. 2002	XXX	XXX	XXX	XXX	312	373	382	385	373	369	(4)	(15)
7. 2003	XXX	XXX	XXX	XXX	XXX	411	517	541	522	505	(17)	(36)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	508	488	329	236	(93)	(251)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	637	494	252	(242)	(385)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	556	395	(161)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	433	XXX	XXX
										12. Totals	(520)	(696)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	429	469	439	458	463	471	460	457	467	479	12	21
2. 1998	400	460	669	552	545	529	528	553	547	555	8	2
3. 1999	XXX	489	590	688	797	847	879	924	928	923	(5)	(2)
4. 2000	XXX	XXX	481	726	733	731	734	775	858	884	25	108
5. 2001	XXX	XXX	XXX	395	377	382	436	481	491	451	(40)	(30)
6. 2002	XXX	XXX	XXX	XXX	237	115	105	118	109	107	(2)	(12)
7. 2003	XXX	XXX	XXX	XXX	XXX	325	133	87	85	97	12	10
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	229	195	156	316	160	121
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	186	123	139	16	(48)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	255	247	(8)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	419	XXX	XXX
										12. Totals	178	171

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	525	481	441	434	431	459	469	480	475	477	2	(2)
2. 1998	405	580	612	627	652	658	695	691	687	689	2	(2)
3. 1999	XXX	587	575	529	560	560	547	548	548	548	0	(0)
4. 2000	XXX	XXX	656	655	661	647	643	619	595	590	(5)	(30)
5. 2001	XXX	XXX	XXX	656	743	747	786	780	765	757	(8)	(23)
6. 2002	XXX	XXX	XXX	XXX	212	198	225	230	242	239	(3)	9
7. 2003	XXX	XXX	XXX	XXX	XXX	8	11	4	4	4	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	92	86	77	77	0	(9)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	123	99	92	(7)	(32)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	122	122	0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	XXX	XXX
										12. Totals	(19)	(88)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1	2	3	4	5	6	7	8	9	10	Development 11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35	58	52	(6)	17
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	96	83	(14)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116	XXX	XXX
										4. Totals	(20)	17

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	142	126	139	13	(4)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	564	567	3	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	834	XXX	XXX
										4. Totals	15	(4)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	3	(4)	(7)	(15)
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	(0)	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	XXX	XXX
										4. Totals	(7)	(15)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	One Year	Two Year
1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior											0	0
2. 1998											0	0
3. 1999	XXX										0	0
4. 2000	XXX	XXX									0	0
5. 2001	XXX	XXX	XXX								0	0
6. 2002	XXX	XXX	XXX	XXX							0	0
7. 2003	XXX	XXX	XXX	XXX	XXX						0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 One Year	12 Two Year
1. Prior	40	28	46	43	44	43	43	43	43	43	(0)	(0)
2. 1998	15	8	4	4	3	2	2	2	2	2	(0)	(0)
3. 1999	XXX	13	7	2	3	0					0	0
4. 2000	XXX	XXX	9	11	8	9	32	31	31	31	(0)	(0)
5. 2001	XXX	XXX	XXX	6	3	3	10	10	9	9	0	(0)
6. 2002	XXX	XXX	XXX	XXX	5	1	0	0	0	0	(0)	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	4	0	0			0	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	1	0	0	(0)	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	8	19	11	2
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	35	(9)	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	XXX	XXX
										12. Totals	2	1

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	46	110	92	108	107	107	106	107	107	107	0	0
2. 1998	6	6	10	10	9	14	9	9	9	9	0	0
3. 1999	XXX	7	0	5	5					(10)	(10)	(10)
4. 2000	XXX	XXX	5	2	2	1					0	0
5. 2001	XXX	XXX	XXX	3	2	1					0	0
6. 2002	XXX	XXX	XXX	XXX	0	(0)					0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	0				2	2	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14			7	7	7
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7		9	9	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	33	14	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	XXX	XXX
										12. Totals	23	2

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1998												
3. 1999	XXX											
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	117	159	171	197	212	212	212	212	212	396	275
2. 1998	62	297	307	319	320	320	320	320	320	320	221	173
3. 1999	XXX	(7)	264	477	637	727	737	755	756	756	254	277
4. 2000	XXX	XXX	230	388	849	1,030	1,216	1,240	1,255	1,265	412	427
5. 2001	XXX	XXX	XXX	336	1,070	1,816	2,139	2,331	2,411	2,412	238	220
6. 2002	XXX	XXX	XXX	XXX	272	512	864	1,073	1,103	1,153	66	44
7. 2003	XXX	XXX	XXX	XXX	XXX	112	310	533	659	708	80	14
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	253	662	1,144	1,517	170	19
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	439	1,096	1,780	212	25
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	437	977	199	38
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	545	116	40

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	754	1,189	1,485	1,618	1,747	1,845	1,951	2,068	2,091	2,968	800
2. 1998	699	1,708	2,398	2,777	3,029	3,237	3,295	3,418	3,488	3,484	874	268
3. 1999	XXX	909	2,239	3,023	3,702	3,888	3,945	4,031	4,070	4,093	951	251
4. 2000	XXX	XXX	1,175	2,962	3,375	3,962	4,181	4,336	4,521	4,553	1,215	307
5. 2001	XXX	XXX	XXX	832	2,132	2,754	2,825	3,012	3,120	3,193	1,298	412
6. 2002	XXX	XXX	XXX	XXX	1,262	2,784	3,493	3,930	4,205	4,294	695	166
7. 2003	XXX	XXX	XXX	XXX	XXX	1,355	3,137	4,069	4,701	5,103	638	162
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,622	3,506	4,500	5,020	625	170
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,706	3,546	4,395	536	138
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,612	3,198	465	158
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,496	225	115

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	385	613	765	822	964	1,062	1,155	1,208	1,237	1,057	746
2. 1998	340	480	720	808	861	883	890	885	887	888	204	156
3. 1999	XXX	360	613	923	1,170	1,452	1,493	1,520	1,526	1,544	306	185
4. 2000	XXX	XXX	444	903	1,150	1,324	1,381	1,462	1,529	1,554	366	176
5. 2001	XXX	XXX	XXX	814	1,403	1,755	2,186	2,377	2,482	2,472	326	137
6. 2002	XXX	XXX	XXX	XXX	493	840	1,145	1,333	1,429	1,494	189	82
7. 2003	XXX	XXX	XXX	XXX	XXX	842	963	1,219	1,408	1,570	139	71
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	640	1,049	1,295	1,768	139	88
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	601	1,348	1,679	121	73
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,050	1,473	112	65
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	762	65	37

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000			77	64	66	66	65	63	65	4	14
2. 1998				4	3	4	4	4	4	4	0	3
3. 1999	XXX			16	37	42	43	43	43	43	0	2
4. 2000	XXX	XXX		1	4	9	31	32	32	36	1	2
5. 2001	XXX	XXX	XXX	0	0	2	8	9	3	3	0	2
6. 2002	XXX	XXX	XXX	XXX		1	5	30	42	48	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	0	8	11	33	10	1	2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	15	20	0	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	10	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	65	73	73	73	81	82	82	82	82	4	17
2. 1998	1	28	79	89	91	109	109	109	109	109	2	7
3. 1999	XXX	6	48	108	151	167	167	168	168	168	3	8
4. 2000	XXX	XXX	5	56	152	200	214	229	229	229	3	8
5. 2001	XXX	XXX	XXX	9	99	241	312	308	308	308	3	9
6. 2002	XXX	XXX	XXX	XXX	7	92	242	337	355	369	3	11
7. 2003	XXX	XXX	XXX	XXX	XXX	21	127	371	461	483	4	12
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	27	102	170	232	3	10
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	62	176	1	5
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	66	0	5
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	0	1

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	221	301	344	362	438	452	454	457	463	95	232
2. 1998	25	119	284	390	442	471	487	524	525	525	16	44
3. 1999	XXX	14	95	337	523	681	825	897	910	917	33	49
4. 2000	XXX	XXX	14	115	346	519	618	708	774	859	25	43
5. 2001	XXX	XXX	XXX	(12)	35	132	281	353	395	428	19	34
6. 2002	XXX	XXX	XXX	XXX	9	73	71	77	84	90	6	19
7. 2003	XXX	XXX	XXX	XXX	XXX	5	39	45	54	68	6	11
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	30	51	73	94	15	26
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	16	59	5	12
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	34	7	11
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	7	13

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	253	338	375	401	433	440	469	475	475	40	204
2. 1998	59	233	422	497	625	634	673	684	684	685	8	30
3. 1999	XXX	42	246	366	492	540	547	548	548	548	9	37
4. 2000	XXX	XXX	71	332	477	557	584	572	577	579	14	38
5. 2001	XXX	XXX	XXX	98	398	582	703	716	737	744	16	40
6. 2002	XXX	XXX	XXX	XXX	(2)	76	143	171	210	210	10	27
7. 2003	XXX	XXX	XXX	XXX	XXX	(2)	4	4	4	4	0	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	18	41	53	63	1	16
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	50	63	6	19
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	60	9	10
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	8	9

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	31	38	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	68	73	XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	85	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	112	118	328	172
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	429	531	60	29
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	579	59	36

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(2)	(7)	XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	[illegible]	[illegible]	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	[illegible]	[illegible]	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	[illegible]					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	[illegible]	[illegible]				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007		
1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior	000										XXX	XXX
2. 1998											XXX	XXX
3. 1999	XXX										XXX	XXX
4. 2000	XXX	XXX									XXX	XXX
5. 2001	XXX	XXX	XXX								XXX	XXX
6. 2002	XXX	XXX	XXX	XXX							XXX	XXX
7. 2003	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	7	20	31	43	43	43	43	43	43	2	1
2. 1998			1	2	2	2	2	2	2	2	0	0
3. 1999	XXX											0
4. 2000	XXX	XXX		3	6	6	31	31	31	31	1	0
5. 2001	XXX	XXX	XXX	1	1	2	9	9	9	9	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0	0	
7. 2003	XXX	XXX	XXX	XXX	XXX							0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	11	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	12	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	80	84	102	105	107	106	107	107	107	3	4
2. 1998			9	9	9	9	9	9	9	9		0
3. 1999	XXX									(10)	0	0
4. 2000	XXX	XXX										
5. 2001	XXX	XXX	XXX									0
6. 2002	XXX	XXX	XXX	XXX								
7. 2003	XXX	XXX	XXX	XXX	XXX							
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	66	14	5	2	0	0				
2. 1998	154	16	35	2	7	2	1			
3. 1999	XXX	404	147	69	43	1	6	0	1	
4. 2000	XXX	XXX	530	156	157	61	19	5	14	0
5. 2001	XXX	XXX	XXX	796	176	88	63	24	(12)	9
6. 2002	XXX	XXX	XXX	XXX	395	100	78	37	23	33
7. 2003	XXX	XXX	XXX	XXX	XXX	380	189	71	23	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	911	405	93	44
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,206	550	233
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,636	833
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,859

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	1,006	692	470	294	243	188	193	171	152	144
2. 1998	1,526	825	922	186	172	103	98	71	61	65
3. 1999	XXX	1,735	1,030	476	250	254	154	46	33	33
4. 2000	XXX	XXX	2,450	1,262	357	(35)	(43)	120	90	48
5. 2001	XXX	XXX	XXX	2,012	1,057	565	537	111	106	43
6. 2002	XXX	XXX	XXX	XXX	2,387	972	485	357	239	235
7. 2003	XXX	XXX	XXX	XXX	XXX	2,599	1,188	1,016	798	565
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,861	1,915	1,170	775
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,702	2,228	1,471
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,431	2,156
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,485

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	341	175	116	84	71	120	80	46	51	30
2. 1998	249	172	109	69	34	12	10	9	9	4
3. 1999	XXX	396	260	119	46	38	28	26	18	31
4. 2000	XXX	XXX	647	274	109	91	13	21	5	22
5. 2001	XXX	XXX	XXX	719	312	155	88	65	29	72
6. 2002	XXX	XXX	XXX	XXX	583	360	230	98	64	49
7. 2003	XXX	XXX	XXX	XXX	XXX	726	589	283	206	151
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,340	927	635	533
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,683	1,079	934
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,722	1,393
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,291

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	24	12	11	2	2	2		1	9	6
2. 1998	20	12	14	3	1	0	(0)	0	1	0
3. 1999	XXX	30	32	12	4	5	2	2	2	1
4. 2000	XXX	XXX	49	22	11	5	7	3	10	7
5. 2001	XXX	XXX	XXX	48	27	20	14	4	9	6
6. 2002	XXX	XXX	XXX	XXX	54	35	31	13	14	11
7. 2003	XXX	XXX	XXX	XXX	XXX	67	63	45	23	15
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	89	69	54	37
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	100	80	54
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109	91
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	85

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	17	2			0	0				
2. 1998	35	12	(2)	1	0	0				
3. 1999	XXX	44	53	10	0	4	0	2	1	
4. 2000	XXX	XXX	135	64	11	7	4	1	(0)	
5. 2001	XXX	XXX	XXX	225	100	10	11	2	0	
6. 2002	XXX	XXX	XXX	XXX	266	112	34	22	10	0
7. 2003	XXX	XXX	XXX	XXX	XXX	298	176	47	15	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	359	194	37	4
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	417	282	57
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	448	235
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	372

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	129	94	44	22	10	6	0	2	4	6
2. 1998	265	147	263	58	37	12	5	7	3	11
3. 1999	XXX	348	210	91	48	34	18	20	17	11
4. 2000	XXX	XXX	301	295	158	62	33	36	46	19
5. 2001	XXX	XXX	XXX	336	171	75	59	55	44	15
6. 2002	XXX	XXX	XXX	XXX	205	70	24	36	18	12
7. 2003	XXX	XXX	XXX	XXX	XXX	280	82	28	20	17
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	175	107	48	71
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	167	92	48
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	232	154
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	370

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	237	142	57	15	(10)		1	3		
2. 1998	235	147	78	27	8	5	7	2	2	1
3. 1999	XXX	394	154	59	29	11	0	(0)		
4. 2000	XXX	XXX	381	169	58	44	21	14	6	5
5. 2001	XXX	XXX	XXX	373	110	66	43	25	15	7
6. 2002	XXX	XXX	XXX	XXX	132	45	38	26	11	7
7. 2003	XXX	XXX	XXX	XXX	XXX	10	5			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	50	30	11	14
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	79	30	28
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83	58
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	71

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	6	2
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	4
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52		12
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55	32
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	5	3
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 1998										
3. 1999	XXX									
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	13	5	2	1	1	1		0	0	
2. 1998	15	8	3	2	1	0		0	0	
3. 1999	XXX	13	7	2	3	0				
4. 2000	XXX	XXX	9	5	2	1	1	0	0	
5. 2001	XXX	XXX	XXX	6	2	0	0	1	0	0
6. 2002	XXX	XXX	XXX	XXX	5	1	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	4	0	0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	4	4
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30	18
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	20	7	1	4	2					
2. 1998	6	6	2	1	0					
3. 1999	XXX	7	0	5	5					
4. 2000	XXX	XXX	5	2	2	1				
5. 2001	XXX	XXX	XXX	3	2	1				
6. 2002	XXX	XXX	XXX	XXX	0	(0)				
7. 2003	XXX	XXX	XXX	XXX	XXX	0				2
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14			7
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7		9
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	33
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	45	15	1	0		0				0
2. 1998	55	172	202	213	216	216	218	219	220	221
3. 1999	XXX	90	187	227	245	251	253	253	253	254
4. 2000	XXX	XXX	150	321	376	399	408	413	412	412
5. 2001	XXX	XXX	XXX	123	203	225	234	237	237	238
6. 2002	XXX	XXX	XXX	XXX	40	54	60	64	65	66
7. 2003	XXX	XXX	XXX	XXX	XXX	80	117	78	79	80
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	99	158	167	170
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114	201	212
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118	199
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	18	11	0	0	0				0	
2. 1998	146	53	14	8	4	4	2	2	1	0
3. 1999	XXX	100	55	24	11	4	1	2	1	0
4. 2000	XXX	XXX	188	84	39	17	8	2	1	1
5. 2001	XXX	XXX	XXX	136	47	21	9	5	3	1
6. 2002	XXX	XXX	XXX	XXX	26	10	4	3	2	1
7. 2003	XXX	XXX	XXX	XXX	XXX	36	11	4	2	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	51	12	6	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83	18	9
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	78	15
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	14	14	(8)		(0)					
2. 1998	259	384	385	390	392	393	393	394	394	394
3. 1999	XXX	308	463	520	527	528	530	531	531	531
4. 2000	XXX	XXX	544	797	823	832	837	839	839	839
5. 2001	XXX	XXX	XXX	382	446	455	458	459	459	459
6. 2002	XXX	XXX	XXX	XXX	99	105	107	110	111	111
7. 2003	XXX	XXX	XXX	XXX	XXX	124	141	94	94	94
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	161	188	191	191
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	211	243	247
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	218	251
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	238

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	323	48	17	8	2	3	1	1	1	1
2. 1998	425	814	849	858	864	868	870	873	874	874
3. 1999	XXX	448	861	916	930	941	946	948	950	951
4. 2000	XXX	XXX	531	1,079	1,153	1,180	1,197	1,204	1,211	1,215
5. 2001	XXX	XXX	XXX	767	1,191	1,250	1,273	1,286	1,293	1,298
6. 2002	XXX	XXX	XXX	XXX	394	631	668	683	691	695
7. 2003	XXX	XXX	XXX	XXX	XXX	313	579	612	629	638
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	317	577	608	625
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	275	506	536
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	252	465
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	225

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	77	37	19	12	10	7	6	5	4	3
2. 1998	355	81	37	20	14	10	7	4	4	3
3. 1999	XXX	403	95	45	28	17	11	9	7	6
4. 2000	XXX	XXX	547	139	76	46	28	20	14	10
5. 2001	XXX	XXX	XXX	438	117	59	36	23	18	13
6. 2002	XXX	XXX	XXX	XXX	261	70	35	20	12	8
7. 2003	XXX	XXX	XXX	XXX	XXX	282	66	35	20	10
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	270	69	34	17
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	258	57	27
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	244	50
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	228

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	117	10	11		0	1	0			
2. 1998	924	1,137	1,150	1,141	1,143	1,143	1,144	1,144	1,145	1,145
3. 1999	XXX	1,001	1,190	1,200	1,203	1,206	1,207	1,207	1,207	1,207
4. 2000	XXX	XXX	1,287	1,509	1,523	1,526	1,529	1,530	1,531	1,532
5. 2001	XXX	XXX	XXX	1,552	1,707	1,715	1,718	1,720	1,721	1,723
6. 2002	XXX	XXX	XXX	XXX	776	860	865	866	868	868
7. 2003	XXX	XXX	XXX	XXX	XXX	712	800	805	808	810
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	710	802	809	813
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	636	696	701
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	616	673
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	569

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	50	11	12	3	5	5	6	5	3	3
2. 1998	130	180	189	198	199	200	201	203	203	204
3. 1999	XXX	178	269	287	294	299	302	305	305	306
4. 2000	XXX	XXX	209	335	350	357	361	364	365	366
5. 2001	XXX	XXX	XXX	222	297	310	317	323	325	326
6. 2002	XXX	XXX	XXX	XXX	134	175	181	185	188	189
7. 2003	XXX	XXX	XXX	XXX	XXX	97	130	135	138	139
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	86	128	134	139
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82	114	121
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80	112
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	39	29	21	19	16	19	17	10	8	5
2. 1998	63	26	15	7	6	4	7	5	3	3
3. 1999	XXX	81	34	18	12	8	9	7	5	6
4. 2000	XXX	XXX	112	28	15	10	6	3	2	2
5. 2001	XXX	XXX	XXX	77	27	17	11	7	4	3
6. 2002	XXX	XXX	XXX	XXX	47	14	9	5	3	1
7. 2003	XXX	XXX	XXX	XXX	XXX	37	14	9	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	58	25	24	23
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	31	34
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	37
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	54	8	22	1	7	8	4	3	2	
2. 1998	259	311	325	332	339	343	350	356	360	363
3. 1999	XXX	332	439	453	462	468	477	484	490	497
4. 2000	XXX	XXX	417	519	532	536	539	542	542	543
5. 2001	XXX	XXX	XXX	386	447	457	461	466	466	466
6. 2002	XXX	XXX	XXX	XXX	237	264	268	270	271	272
7. 2003	XXX	XXX	XXX	XXX	XXX	179	207	211	213	215
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	189	226	238	249
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	169	209	227
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	174	214
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	152

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	0	1	0	0	0				
2. 1998			0	0	0	0	0	0	0	0
3. 1999	XXX			0	0	0	0	0	0	0
4. 2000	XXX	XXX			0	0	1	1	1	1
5. 2001	XXX	XXX	XXX				0	0	0	0
6. 2002	XXX	XXX	XXX	XXX				0	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX			0	1	1
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	3	2	1	0	0	0	0	0	
2. 1998	0	1	1	0	0	0				
3. 1999	XXX	0	1	0	1	0				0
4. 2000	XXX	XXX	0	1	2	1	0	0	0	0
5. 2001	XXX	XXX	XXX	0	1	1	1	0		
6. 2002	XXX	XXX	XXX	XXX	0	0	1	1	0	
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	3	2	1						0	
2. 1998	0	2	3	3	3	3	3	3	3	3
3. 1999	XXX	1	2	2	2	2	2	3	3	3
4. 2000	XXX	XXX	0	1	2	3	3	3	3	3
5. 2001	XXX	XXX	XXX	0	1	2	3	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	1	2	2	2	2
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1	2	3	3
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		1	2	2
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	0	0			0			
2. 1998		0	1	2	2	2	2	2	2	2
3. 1999	XXX		0	1	2	2	3	3	3	3
4. 2000	XXX	XXX		1	1	2	3	3	3	3
5. 2001	XXX	XXX	XXX	0	0	2	2	3	3	3
6. 2002	XXX	XXX	XXX	XXX	0	0	2	3	3	3
7. 2003	XXX	XXX	XXX	XXX	XXX	0	0	2	3	4
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	2	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	4	1	0	0	0	0				
2. 1998	6	4	1	0	0	0				
3. 1999	XXX	9	4	2	1	0	0	0	0	
4. 2000	XXX	XXX	8	4	2	1	0			
5. 2001	XXX	XXX	XXX	8	6	3	0	0		
6. 2002	XXX	XXX	XXX	XXX	9	6	2	1	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX	10	5	3	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	9	4	2	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	2
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	2	0								
2. 1998	7	9	9	9	9	9	9	9	9	9
3. 1999	XXX	10	11	11	11	11	11	11	11	11
4. 2000	XXX	XXX	10	11	11	11	11	11	11	11
5. 2001	XXX	XXX	XXX	10	11	11	11	11	11	11
6. 2002	XXX	XXX	XXX	XXX	11	13	14	14	14	14
7. 2003	XXX	XXX	XXX	XXX	XXX	13	15	16	16	16
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	12	12	13	13
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	7	7
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	12	11	4	3	1	1	0			0
2. 1998	2	7	11	13	14	15	15	16	16	16
3. 1999	XXX	9	17	21	26	30	32	33	33	33
4. 2000	XXX	XXX	6	13	17	21	23	24	25	25
5. 2001	XXX	XXX	XXX	7	11	15	17	18	19	19
6. 2002	XXX	XXX	XXX	XXX	3	4	5	5	5	6
7. 2003	XXX	XXX	XXX	XXX	XXX	2	4	5	6	6
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1	12	14	15
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	4	5
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	7
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	60	30	12	6	4	2	1	0	1	0
2. 1998	22	32	12	5	3	2	1	1	0	0
3. 1999	XXX	32	26	14	11	7	4	2	0	0
4. 2000	XXX	XXX	26	15	11	7	3	2	1	1
5. 2001	XXX	XXX	XXX	12	11	7	4	2	1	0
6. 2002	XXX	XXX	XXX	XXX	9	5	2	1	1	0
7. 2003	XXX	XXX	XXX	XXX	XXX	3	2	1	1	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	7	4	4	3
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	3	3
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	4
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	27	9	(5)	(1)	0			0		
2. 1998	30	63	58	59	59	59	60	60	60	60
3. 1999	XXX	52	69	77	81	82	82	82	82	82
4. 2000	XXX	XXX	40	60	65	68	68	69	69	69
5. 2001	XXX	XXX	XXX	32	48	51	53	54	54	54
6. 2002	XXX	XXX	XXX	XXX	18	22	24	25	25	25
7. 2003	XXX	XXX	XXX	XXX	XXX	7	14	16	17	17
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	21	40	42	43
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	18	20
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	21
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	3	10	3	1	1	0	0	0	0	
2. 1998	0	2	5	6	6	7	7	7	8	8
3. 1999	XXX	1	4	6	8	8	9	9	9	9
4. 2000	XXX	XXX	1	5	9	12	13	13	13	14
5. 2001	XXX	XXX	XXX	0	6	12	16	16	16	16
6. 2002	XXX	XXX	XXX	XXX	1	5	9	9	10	10
7. 2003	XXX	XXX	XXX	XXX	XXX			0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX		0	1	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5	6
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	9
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	65	20	4	2	1	1	0	0	0	0
2. 1998	25	17	6	4	3	1	1	0	0	0
3. 1999	XXX	28	16	6	3	2				
4. 2000	XXX	XXX	36	18	8	3	1	1	0	0
5. 2001	XXX	XXX	XXX	40	20	9	3	2	1	1
6. 2002	XXX	XXX	XXX	XXX	21	9	3	2	1	1
7. 2003	XXX	XXX	XXX	XXX	XXX	0	1			
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5	1	1	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	2	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	23	(9)	(10)	(0)		0	0			
2. 1998	30	38	38	38	38	38	38	38	38	38
3. 1999	XXX	37	46	46	47	47	47	47	47	47
4. 2000	XXX	XXX	47	51	51	51	52	52	52	52
5. 2001	XXX	XXX	XXX	49	55	56	57	57	57	57
6. 2002	XXX	XXX	XXX	XXX	33	37	38	38	38	38
7. 2003	XXX	XXX	XXX	XXX	XXX	1	4	5	5	5
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14	17	17	17
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	25	25
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	20
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	0		0	0					
2. 1998					0	0	0	0	0	0
3. 1999	XXX									
4. 2000	XXX	XXX	0	0	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	1	1	1	0	0					
2. 1998		0	0	0			0			
3. 1999	XXX		0							
4. 2000	XXX	XXX	0	0		0				
5. 2001	XXX	XXX	XXX			0				
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX			0		
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0			
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007
1. Prior	0	1	0							
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX		0	0	0	0	0	0	0	0
4. 2000	XXX	XXX	0	1	1	1	1	1	1	1
5. 2001	XXX	XXX	XXX	0	0	1	1	1	1	1
6. 2002	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2003	XXX	XXX	XXX	XXX	XXX		0	0	0	0
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1	0	0		0					
2. 1998										
3. 1999	XXX								0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX							
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	1	1	0	0						
2. 1998		0	0	0	0					
3. 1999	XXX	0	0	0	0	0	0	0		
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0					
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
1. Prior	0	(0)		(0)						
2. 1998		0	0	0	0	0	0	0	0	0
3. 1999	XXX	0	0	0	0	0	0	0	0	0
4. 2000	XXX	XXX								
5. 2001	XXX	XXX	XXX		0	0	0	0	0	0
6. 2002	XXX	XXX	XXX	XXX						
7. 2003	XXX	XXX	XXX	XXX	XXX					
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(0)	1	(1)								
2. 1998	1,265	1,289	1,270	1,263	1,260	1,259	1,259	1,259	1,259	1,259	
3. 1999	XXX	2,261	2,398	2,346	2,352	2,354	2,354	2,354	2,354	2,354	
4. 2000	XXX	XXX	4,147	4,094	4,068	4,055	4,055	4,055	4,055	4,055	
5. 2001	XXX	XXX	XXX	4,169	4,029	4,004	4,003	4,004	4,004	4,004	
6. 2002	XXX	XXX	XXX	XXX	2,237	2,230	2,228	2,228	2,228	2,228	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,205	1,209	1,220	1,220	1,220	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5,775	5,809	5,809	5,809	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,614	5,907	5,907	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,521	5,826	305
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,869	5,869
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,174
13. Earned Prems.(P-Pt 1)	1,265	2,287	4,263	4,057	2,074	1,679	3,820	5,660	5,814	6,174	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior		1	(1)								
2. 1998	748	764	748	744	743	742	742	742	742	742	
3. 1999	XXX	1,415	1,523	1,491	1,494	1,495	1,495	1,495	1,495	1,495	
4. 2000	XXX	XXX	3,200	3,171	3,160	3,155	3,155	3,155	3,155	3,155	
5. 2001	XXX	XXX	XXX	1,369	1,330	1,324	1,324	1,324	1,324	1,324	
6. 2002	XXX	XXX	XXX	XXX	387	365	365	365	365	365	
7. 2003	XXX	XXX	XXX	XXX	XXX	85	85	88	88	88	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,849	2,851	2,851	2,851	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,118	1,146	1,146	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	852	893	41
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	786	786
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	827
13. Earned Prems.(P-Pt 1)	748	1,432	3,290	1,304	319	385	893	1,123	880	827	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	217	73	5	(3)	(0)	(1)			3	4	4
2. 1998	8,450	9,028	9,049	9,048	9,042	9,038	9,039	9,039	9,039	9,039	
3. 1999	XXX	8,740	9,255	9,395	9,354	9,339	9,340	9,339	9,343	9,353	10
4. 2000	XXX	XXX	12,773	14,319	14,372	14,330	14,309	14,303	14,312	14,320	7
5. 2001	XXX	XXX	XXX	12,817	13,756	13,759	13,745	13,742	13,763	13,780	17
6. 2002	XXX	XXX	XXX	XXX	10,176	10,603	10,596	10,596	10,600	10,606	6
7. 2003	XXX	XXX	XXX	XXX	XXX	12,507	13,357	13,344	13,337	13,336	(2)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	14,653	15,576	15,555	15,553	(3)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,887	13,880	13,876	(4)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,288	12,385	1,097
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,500	10,500
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,634
13. Earned Prems.(P-Pt 1)	8,667	9,392	12,179	14,007	10,820	12,313	14,341	13,788	12,293	11,634	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	54	43	8	(1)	(0)				0	0	0
2. 1998	3,070	3,353	3,364	3,381	3,373	3,371	3,371	3,371	3,371	3,371	
3. 1999	XXX	3,194	3,363	3,452	3,432	3,423	3,422	3,422	3,422	3,423	1
4. 2000	XXX	XXX	6,131	7,006	7,020	7,005	7,000	6,997	6,997	6,998	1
5. 2001	XXX	XXX	XXX	7,456	7,952	7,951	7,950	7,949	7,949	7,951	2
6. 2002	XXX	XXX	XXX	XXX	3,174	3,290	3,295	3,296	3,296	3,297	1
7. 2003	XXX	XXX	XXX	XXX	XXX	3,866	4,111	4,114	4,113	4,113	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	3,695	3,799	3,796	3,796	(0)
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,742	1,912	1,912	(0)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,318	1,450	133
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,271	1,271
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,408
13. Earned Prems.(P-Pt 1)	3,124	3,519	4,905	7,791	3,072	3,403	2,817	1,846	1,485	1,408	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	39	(1)	(0)		1						
2. 1998	2,698	2,763	2,761	2,763	2,764	2,763	2,763	2,763	2,763	2,763	
3. 1999	XXX	3,409	3,554	3,549	3,550	3,549	3,549	3,549	3,549	3,549	
4. 2000	XXX	XXX	4,159	4,260	4,266	4,266	4,266	4,265	4,265	4,265	0
5. 2001	XXX	XXX	XXX	4,310	4,317	4,320	4,316	4,316	4,316	4,317	0
6. 2002	XXX	XXX	XXX	XXX	3,526	3,567	3,544	3,543	3,543	3,542	(0)
7. 2003	XXX	XXX	XXX	XXX	XXX	3,740	3,784	3,788	3,785	3,785	(0)
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	6,469	6,528	6,517	6,518	1
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,890	8,305	8,300	(5)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,733	9,178	445
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,149	9,149
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,589
13. Earned Prems.(P-Pt 1)	2,738	3,473	4,002	4,276	3,467	3,773	6,485	7,951	9,133	9,589	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	27	0	(0)		1						
2. 1998	1,621	1,642	1,641	1,642	1,643	1,643	1,643	1,643	1,643	1,643	
3. 1999	XXX	1,892	1,971	1,971	1,973	1,972	1,972	1,972	1,972	1,972	
4. 2000	XXX	XXX	2,369	2,390	2,400	2,400	2,400	2,400	2,400	2,400	
5. 2001	XXX	XXX	XXX	1,686	1,684	1,686	1,686	1,686	1,686	1,686	0
6. 2002	XXX	XXX	XXX	XXX	1,182	1,196	1,192	1,192	1,192	1,192	
7. 2003	XXX	XXX	XXX	XXX	XXX	1,161	1,175	1,176	1,176	1,176	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	2,104	2,124	2,122	2,122	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,448	2,559	2,558	(1)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,711	2,826	115
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,370	2,370
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,484
13. Earned Prems.(P-Pt 1)	1,648	1,913	2,146	1,575	1,121	1,166	2,114	2,468	2,819	2,484	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	64	(0)	(0)	2	0	(0)					
2. 1998	1,104	1,125	1,125	1,126	1,128	1,128	1,128	1,128	1,127	1,127	
3. 1999	XXX	1,464	1,531	1,535	1,541	1,541	1,542	1,542	1,542	1,542	
4. 2000	XXX	XXX	1,558	1,625	1,625	1,623	1,625	1,625	1,625	1,625	
5. 2001	XXX	XXX	XXX	1,390	1,410	1,411	1,415	1,415	1,415	1,415	
6. 2002	XXX	XXX	XXX	XXX	814	800	803	803	803	803	
7. 2003	XXX	XXX	XXX	XXX	XXX	840	850	851	851	851	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	1,046	1,067	1,058	1,058	0
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,189	1,287	1,280	(7)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,212	1,338	126
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,894	1,894
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,012
13. Earned Prems.(P-Pt 1)	1,167	1,485	1,624	1,461	836	807	1,017	1,211	1,301	2,012	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	11	0		2							
2. 1998	121	132	130	131	131	131	131	131	131	131	
3. 1999	XXX	532	572	573	574	574	574	574	574	574	
4. 2000	XXX	XXX	731	750	750	749	750	750	750	750	
5. 2001	XXX	XXX	XXX	602	608	607	610	611	611	611	
6. 2002	XXX	XXX	XXX	XXX	527	521	523	522	522	522	
7. 2003	XXX	XXX	XXX	XXX	XXX	413	418	420	420	420	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	703	753	748	748	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	681	722	719	(3)
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	587	638	51
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	767	767
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	815
13. Earned Prems.(P-Pt 1)	132	542	769	537	473	432	511	733	622	815	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	(1)	0	0	(0)							
2. 1998	1,269	1,228	1,227	1,227	1,227	1,227	1,227	1,227	1,227	1,227	
3. 1999	XXX	1,485	1,456	1,456	1,456	1,456	1,456	1,456	1,456	1,456	
4. 2000	XXX	XXX	1,585	1,600	1,603	1,598	1,598	1,598	1,598	1,598	
5. 2001	XXX	XXX	XXX	1,659	1,673	1,669	1,669	1,669	1,669	1,669	
6. 2002	XXX	XXX	XXX	XXX	777	759	759	760	760	760	
7. 2003	XXX	XXX	XXX	XXX	XXX	99	101	101	101	101	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	288	290	290	290	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	390	408	408	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	404	425	21
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	448	448
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	469
13. Earned Prems.(P-Pt 1)	1,267	1,445	1,555	1,674	795	70	290	391	422	469	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior	3		(0)	(0)							
2. 1998	190	174	171	170	171	171	171	171	171	171	
3. 1999	XXX	244	215	214	215	215	215	215	215	215	
4. 2000	XXX	XXX	388	386	392	384	384	384	384	384	
5. 2001	XXX	XXX	XXX	779	801	797	797	797	797	797	
6. 2002	XXX	XXX	XXX	XXX	443	431	431	431	431	431	
7. 2003	XXX	XXX	XXX	XXX	XXX	33	33	33	33	33	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	155	155	155	155	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	61	65	65	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54	59	5
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	104	104
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109
13. Earned Prems.(P-Pt 1)	193	228	361	499	282	4	155	62	57	109	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	11 Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX	(661)	(661)	(661)	(661)	(661)	(661)	(661)	(661)	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX	291	291	291	291	291	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	419	419	419	419	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)					)						XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior											
2. 1998										0	
3. 1999	XXX									0	
4. 2000	XXX	XXX								0	
5. 2001	XXX	XXX	XXX							0	
6. 2002	XXX	XXX	XXX	XXX						0	
7. 2003	XXX	XXX	XXX	XXX	XXX					0	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						(332)	(266)				XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	4	(1)		1							
2. 1998	87	84	82	83	83	83	83	83	83	83	
3. 1999	XXX	76	57	56	56	56	56	56	56	56	
4. 2000	XXX	XXX	67	59	58	58	58	58	58	58	
5. 2001	XXX	XXX	XXX	50	47	45	45	45	45	45	
6. 2002	XXX	XXX	XXX	XXX	27	24	24	24	24	24	
7. 2003	XXX	XXX	XXX	XXX	XXX	34	35	35	35	35	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	27	27	27	27	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	47	49	1
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	94	99	5
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	121	121
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	128
13. Earned Prems.(P-Pt 1)	91	71	46	42	24	29	27	45	97	128	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	5	(1)		1							
2. 1998	42	40	39	40	40	40	40	40	40	40	
3. 1999	XXX	30	24	24	24	24	24	24	24	24	
4. 2000	XXX	XXX	17	16	16	16	16	16	16	16	
5. 2001	XXX	XXX	XXX	18	17	17	17	18	18	18	
6. 2002	XXX	XXX	XXX	XXX	9	8	8	9	9	9	
7. 2003	XXX	XXX	XXX	XXX	XXX	6	7	7	7	7	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	5	5	5	5	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	10	10	0
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	25	1
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25	25
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26
13. Earned Prems.(P-Pt 1)	47	26	11	18	8	6	5	11	24	26	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(3)	(1)	0								
2. 1998	50	38	38	38	38	38	38	38	38	38	
3. 1999	XXX	56	51	51	51	51	51	51	51	51	
4. 2000	XXX	XXX	34	32	32	32	(80)	(80)	(80)	(80)	
5. 2001	XXX	XXX	XXX	21	12	12	(138)	(138)	(138)	(138)	
6. 2002	XXX	XXX	XXX	XXX	7	7	2	2	2	2	
7. 2003	XXX	XXX	XXX	XXX	XXX	51	46	46	46	46	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	323	323	323	323	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33	33	33	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	53	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52	52
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52
13. Earned Prems.(P-Pt 1)	48	43	29	20	(4)	51	52	33	53	52	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1998	2 1999	3 2000	4 2001	5 2002	6 2003	7 2004	8 2005	9 2006	10 2007	Current Year Premiums Earned
1. Prior	(1)	(1)	0								
2. 1998	38	29	29	29	29	29	29	29	29	29	
3. 1999	XXX	22	20	20	20	20	20	20	20	20	
4. 2000	XXX	XXX	17	16	15	15	7	7	7	7	
5. 2001	XXX	XXX	XXX	14	8	8	0	0	0	0	
6. 2002	XXX	XXX	XXX	XXX	3	3	3	3	3	3	
7. 2003	XXX	XXX	XXX	XXX	XXX	9	9	9	9	9	
8. 2004	XXX	XXX	XXX	XXX	XXX	XXX	17	17	17	17	
9. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	20	20	
10. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	16	
11. 2007	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	19
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19
13. Earned Prems.(P-Pt 1)	37	13	15	13	(4)	9	(0)	20	16	19	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1998			
1.03 1999			
1.04 2000			
1.05 2001			
1.06 2002			
1.07 2003			
1.08 2004			
1.09 2005			
1.10 2006			
1.11 2007	45,301		
1.12 Totals	45,301	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
5.1 Fidelity
5.2 Surety $ 8

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This methodology was first used for the 2006 Schedule P. Prior to that, we used the traditional paid-to-paid method. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method.

2) The retention per claim for workers' compensation was $500,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002. The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.

3) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Ameritrust Insurance Corporation. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

4) Effective 1/1/2005, Ameritrust Insurance Corporation began an intercompany pooling arrangement with Star Insurance Company (NAIC #18023), Savers Property and Casualty Insurance Company (NAIC #16551) and Williamsburg National Insurance Company (NAIC #25780). The respective percentages as of January 1, 2006 are: 10.0%, 56.6%, 22.0% and 11.4%. All lines of business are included in this arrangement except accident and health.

5) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

6) Effective 9/30/07, Star Insurance Company entered into a novation agreement with its affiliate Preferred Insurance Company Limited (PICL) whereby Star assumed all liabilities for PICL. Star assumed liabilities of $1.1 million from PICL, which are all workers' compensation liabilities and are included in the intercompany pooling arrangement noted in item #8 above.

END